Form 20-F/A
period 2020-12-31
Lion Group Holding Ltd
filed 2021-06-14
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by Lion Group Holding Ltd. as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 31, 2021 (the “Original Filing”). As indicated under “Restatement Background” we have restated our audited 2020 financial statements to correct identified accounting errors related to the 2020 financial statements. This Amendment restates the Company's previously issued consolidated financial statements as of and for the year ended December 31, 2020. See Note 21 - Restatement of Previously Issued Audited and Unaudited Consolidated Financial Statements, in Item 17, Financial Statements, for additional information. This Amendment sets forth the 2020 consolidated financial statements, as restated to reflect these matters.

Restatement Background

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability. As a result of the SEC Statement, the Company reevaluated the accounting treatment of the Public Warrants and Private Warrants (the “Warrants”) issued in connection with the IPO of PAAC and recorded in equity in the Company’s consolidated balance sheet as a result of the merger and reverse recapitalization occurring on June 16, 2020. Because the Company’s Public and Private Warrants contain provisions whereby the settlement amount varies depending upon the characteristics of the warrant holder, the Public and Private Warrants should have been recorded at fair value as a liability in the Company’s consolidated balance sheet.

Accordingly, due to this restatement, the Public and Private Warrants are now classified as a liability at fair value on the Company’s consolidated balance sheet at December 31, 2020, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). The Public and Private Warrants are deemed equity instruments for income tax purposes, and accordingly, there is no tax accounting relating to changes in the fair value of the warrants recognized.

When presenting diluted earnings (loss) per share in the Company’s Form 20-F/A for the year ended December 31, 2020, the shares issuable under the Public and Private Warrants were excluded in the diluted share count in accordance with U.S. generally accepted accounting principles (“GAAP”). Upon exercise, these shares are included in Class A common stock in the Company’s basic EPS share count from the date of issuance. Also, upon exercise, the liability would be extinguished and the fair value of the shares issued in settlement would be recorded as an increase in equity.

Impact of the Restatement

As a result of this restatement, the Public and Private Warrants are now reflected as a liability at fair value on the Company’s consolidated balance sheet at December 31, 2020, and the change in the fair value of such liability in the period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss).

The impact of these adjustments was a decrease to net loss of $0.8 million for the year ended December 31, 2020, an increase to total liabilities of $1.5 million and a corresponding decrease to total equity of $2.2 million as of December 31, 2020.

The restatement of the financial statements had no impact on the Company’s liquidity or cash, or cash equivalents, or cash flows from operating, investing and financing activities.

See Note 21 of the Note to the Consolidated Financial Statements included in Part III, Item 17 of this Amendment for additional information on the restatement and the related financial statement effects.

Internal Control Considerations

In light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020, and has concluded our internal controls over financial reporting was not effective due to a material weakness in our internal controls related to the restatement. Since the restatement, the Company has implemented remediation steps to expand and improve our review process for complex securities and related accounting standards and will further improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments and key agreements

Items Amended in this Form 20-F/A

For reasons discussed above, the Company is filing this Amendment in order to amend the following items in our Original 20-F Filing to the extent necessary to reflect the adjustments discussed above and make corresponding revisions to our financial data cited elsewhere in this Amendment.

Part I, Item 3. KEY INFORMATION.

Part II, Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Part II, Item 15. CONTROLS AND PROCEDURES

Part III, Item 17. FINANCIAL STATEMENTS

We have updated the disclosure contained in our annual report on Form 20-F/A to replace the financial data with the restated financial data, and to make related textual changes. We have made no other changes to our report, and the disclosure in the report has not been updated to reflect events that have occurred since March 31, 2021, the date on which we originally filed our annual report on Form 20-F. Accordingly, except as expressly modified to reflect the restatement, the annual report, as amended by this Amendment No. 1, continues to speak only as of March 31, 2021, the date on which the annual report on Form 20-F was originally filed. We have not filed, and do not intend to file, amendments to the Quarterly Reports on Form 6-K for the applicable quarters in the year ended December 31, 2020. Accordingly, investors should rely only on the restated financial information and other disclosures regarding the restated periods in this Form 20-F/A or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, or similar communications relating to these periods.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

“Proficient”, “PAAC” or “Purchaser” means Proficient Alpha Acquisition Corp., currently known as Lion Group North America Corp., a Nevada corporation.

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

“Private Warrants” or “Private Placement Warrants” means the Warrants sold to Sponsor simultaneously with the closing of the Initial Public Offering, each of which is exercisable for one share of common stock of Proficient, in accordance with its terms.

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

v

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

Selected Consolidated Statements of Operation and Comprehensive (Loss) Income Data

	For the Year Ended December 31,
	2017	2018	2019	2020 (as restated)
	US$	US$	US$	US$
Revenues
CFD trading and other services	—	—	12,843,574	7,034,447
Insurance brokerage services	9,623,359	5,378,679	2,648,141	959,299
Futures brokerage and securities brokerage services	268,252	2,066,354	2,215,867	2,029,669
Others	—	(876,770)	819,268	206,720
Total Revenue	9,891,611	6,568,263	18,526,850	10,230,135

Expenses
Commission expenses	(8,221,372)	(5,471,602)	(3,355,205)	(1,845,994)
Compensation expenses	(1,211,785)	(1,639,288)	(2,430,636)	(3,802,793
Communication and technology expenses	(144,156)	(588,353)	(823,433)	(1,454,050)
Professional fees	(59,038)	(227,998)	(761,238)	(1,565,834)
Services fees	-	(53,592)	(384,840)	(833,864)
Interest expenses	(36,665)	(118)	(731,812)	(183,157)
General and administrative expenses	(272,682)	(539,773)	(692,648)	(2,264,318)
Occupancy expenses	(502,120)	(548,331)	(591,936)	(683,160)
Marketing expenses	(47,028)	(195,933)	(55,378)	(651,324)
Other expenses	(28,484)	(48,149)	(418,900)	(297,050)
Total expenses	(10,523,330)	(9,313,137)	(10,246,026)	(13,581,544)
(Loss)/income from operations	(631,719)	(2,744,874)	8,280,824	(3,351,409)
Change in fair value of warrant liabilities	-	-	-	777,266
(Loss)/income before income taxes	(631,719)	(2,744,874)	8,280,824	(2,574,143)
Income tax expenses	(102,936)	(26,334)	(64,472)	(1,316)
Net (loss)/income	(734,655)	(2,771,208)	8,216,352	(2,575,459)
Other comprehensive income (loss)
Foreign currency translation adjustment	(95,125)	(24,749)	75,637	20,487
Comprehensive (loss)/income	(829,780)	(2,795,957)	8,291,989	(2,554,972)

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	(0.10)	(0.39)	1.16	(0.25)
Weighted average Class A ordinary shares outstanding - basic and diluted (i)	3,140,388	3,140,388	3,140,388	6,180,795
Weighted average Class B ordinary shares outstanding - basic and diluted (i)	3,949,993	3,949,993	3,949,993	3,962,294

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

Selected Consolidated Balance Sheet Data

	As of December 31,
	2017	2018	2019	2020 (as restated)
	US$	US$	US$	US$
Total current assets	5,148,552	15,251,892	13,042,676	16,614,229
Total assets	5,419,775	15,672,761	13,418,348	22,906,069
Total current liabilities	2,268,204	9,902,693	6,227,463	12,788,185
Total liabilities	2,269,982	9,903,843	6,227,463	13,604,191

Total stockholders’ equity	3,149,793	5,768,918	7,190,885	9,301,878
Total liabilities and stockholders’ equity	5,419,775	15,672,761	13,418,348	22,906,069

Selected Consolidated Cash Flow Data

	For the Year Ended December 31,
	2017	2018	2019	2020
	US$	US$	US$	US$
Net cash provided by (used in) operating activities	448,961	(1,176,853)	7,976,995	105,675
Net cash (used in) investing activities	(203,361)	(62,586)	(27,254,283)	(6,549,514)
Net cash provided by financing activities	839,843	5,415,082	20,664,343	2,640,316
Effect of exchange rate changes on cash	(95,125)	(24,616)	85,966	16,441
Net increase (decrease) in cash and cash equivalents	990,318	4,151,027	1,473,021	(3,787,082)
Cash and cash equivalents at the beginning of the year	1,966,813	2,957,131	7,108,158	8,581,179
Cash and cash equivalents at the end of the year	2,957,131	7,108,158	8,581,179	4,794,097

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Upon completion of this Business Combination, we became a public company and we are subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with annual report for the fiscal year ended December 31, 2020. During 2020, we have implemented remedial measures to address the material weaknesses identified in 2019 and 2018, see “ITEM 15. CONTROLS AND PROCEDURES - Changes in Internal Control over Financial Reporting”. As a result of the implementation of these measures, we concluded that, at the time of the filing of the Original 2020 Form 20-F, our internal control over financial reporting was effective as of December 31, 2020, see “ITEM 15. CONTROLS AND PROCEDURES - Management’s Annual Report on Internal Control over Financial Reporting”. Further, in connection with auditing consolidated financial statements as of and for the year ended December 31, 2020, our independent registered public accounting firm and management had identified one significant deficiency in our internal controls, which relates to lack of adequate and proper documentation to support the transactions with a director. Subsequently, our management has concluded that our internal controls over financial reporting was not effective as of December 31, 2020 due to a material weakness in our internal controls related to the restatement, as further described below.

Our internal control over financial reporting, specifically the review controls over the evaluation of complex, non-routine transactions, were not sufficient to detect the proper accounting and reporting for the Public Warrants and Private Warrants previously issued by PAAC, which were outstanding and recorded on our consolidated financial statements at the time of the Reverse Recapitalization. Management identified this error when the Securities and Exchange Commission issued a statement (the “Statement”) on the accounting and reporting considerations for warrants issued by special purpose acquisition companies on April 12, 2021. The Statement addresses certain accounting and reporting considerations related to warrants of a kind similar to the Public and Private Warrants. This control deficiency resulted in the Company having to restate certain of our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2020, and if not remediated, could result in a material misstatement to future annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Although we have already begun implementing remedial measures to address the material weakness and significant deficiency, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we cannot conclude that we have been fully remedied. In the future, we may determine that we have additional control deficiencies, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls. Our failure to correct the material weakness and significant deficiency or failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

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

The following diagram illustrates our corporate structure as of the date of March 31, 2021.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance. Our results for the year ended December 31, 2020 have been restated as a result of the discussion included in the Company’s Current Report on Form 6-K, filed with the SEC on June 11, 2021.

	Year ended December 31,
	2018		2019		2020 (as restated)
	US$	%	US$	%	US$	%
Revenues
CFD trading and other services	—	—	12,843,574	69.3	7,034,447	68.7
Insurance brokerage services	5,378,679	81.8	2,648,141	14.3	959,299	9.3
Futures and securities brokerage services	2,066,354	31.5	2,215,867	12.0	2,029,669	19.9
Other income	(876,770)	(13.3)	819,268	4.4	206,720	2.1
Total revenues	6,568,263	100.0	18,526,850	100.0	10,230,135	100.0

Expenses
Commission and fees expenses	(5,471,602)	(83.3)	(3,355,205)	(18.1)	(1,845,994)	(18.1)
Compensation expenses	(1,639,288)	(25.0)	(2,430,636)	(13.1)	(3,802,793)	(37.2)
Communication and technology expenses	(588,353)	(9.0)	(823,433)	(4.4)	(1,454,050)	(14.3)
General and administrative expenses	(539,773)	(8.2)	(692,648)	(3.7)	(2,264,318)	(22.1)
Professional fees	(227,998)	(3.5)	(761,238)	(4.1)	(1,565,834)	(15.4)
Service fees	(53,592)	(0.9)	(384,840)	(2.1)	(833,864)	(8.2)
Interest expenses	(118)	—	(731,812)	(4.0)	(183,157)	(1.8)
Occupancy expenses	(548,331)	(8.3)	(591,936)	(3.2)	(683,160)	(6.6)
Marketing	(195,933)	(2.9)	(55,378)	(0.3)	(651,324)	(6.3)
Other expenses	(48,149)	(0.7)	(418,900)	(2.3)	(297,050)	(2.9)
Total expenses	(9,313,137)	(141.8)	(10,246,026)	(55.3)	(13,581,544)	(132.9)
(Loss)/income from operations	(2,744,874)	(41.8)	8,280,824	44.7	(3,351,409)	(32.9)
Change in fair value of warrant liabilities	-	-	-	-	777,266	7.6
(Loss)/income before income taxes	(2,744,874)	(41.8)	8,280,824	44.7	(2,574,143)	(25.3)
Income tax expenses	(26,334)	(0.4)	(64,472)	(0.3)	(1,316)	(0.0)
Net (loss)/income	(2,771,208)	(42.2)	8,216,352	44.4	(2,575,459)	(25.3)
Other comprehensive income (loss)
Foreign currency translation adjustment	(24,749)	(0.4)	75,637	0.4	20,487	0.2
Comprehensive (loss)/income	(2,795,957)	(42.6)	8,291,989	44.8	(2,554,972)	(25.1)

Non-GAAP Financial Results

The following Non-GAAP financial results, both in absolute amount and as a percentage of our revenues for the periods indicated, are used by management to evaluate our financial performance prior to the deduction of change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts (see Non-GAAP Financial Measures).

	Year ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
Non-GAAP (loss) income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts	(2,771,208)	(42.2)	8,216,352	44.4	317,363	3.1

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

Change in Fair Value of Warrant Liabilities

Change in Fair Value of Warrant Liabilities represents the mark-to-market fair value adjustments to the outstanding Public Warrants and Private Warrants issued in connection with the IPO of PAAC. The change in fair value of the outstanding Public and Private Warrants during 2020 was US$0.8 million. The change in fair value is the result of changes in market prices deriving the value of the financial instruments.

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

Net (loss)/ Income

As a result of the foregoing, we had a net loss of US$2.6 million for the year ended December 31, 2020 compared to a net income of US$8.2 million for the year ended December 31, 2019.

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

Non-GAAP Financial Measures

Our calculation of Non-GAAP (loss) income (net loss or income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts. We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods. Notwithstanding the foregoing, Non-GAAP (loss) income and EPS should not be considered an alternative to, or more meaningful than, net (loss) income and EPS as determined in accordance with GAAP. The following is a reconciliation of our net (loss) income to Non-GAAP (loss) income and GAAP EPS to our Non-GAAP EPS:

	Year ended December 31,
	2018	2019	2020 (as restated)
	US$	US$	US$
Net (loss) income	(2,771,208)	8,216,352	(2,575,459)
Change in fair value of warrant liabilities	-	-	(777,266)
Stock-based compensation	-	-	3,656,800
Amortization of debt discounts	-	-	13,288

Non-GAAP (loss) income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts	(2,771,208)	8,216,352	317,363

Non-GAAP (loss) earnings per share for both Class A and Class B - basic and diluted (i)	(0.39)	1.16	0.03

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	3,140,388	3,140,388	6,180,795

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	3,949,993	3,949,993	3,962,294

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

	Year ended December 31,
	2018		2019		2020
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted
(Loss) earnings per share for both Class A and Class B	(0.39)	(0.39)	1.16	1.16	(0.25)	(0.25)
Change in fair value of warrant liabilities	-	-	-	-	(0.08)	(0.08)
Stock-based compensation	-	-	-	-	0.36	0.36
Amortization of debt discounts	-	-	-	-	0.00	0.00

Non-GAAP (loss) earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts)	(0.39)	(0.39)	1.16	1.16	0.03	0.03

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

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2, which are valued using a Black-Sholes-Merton pricing model at of the measurement date.

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

Derivative Financial Instruments

The Company evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480-10 and ASC 815-40. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was US$0.1 million, primarily attributable to our net loss of US$2.6 million, as adjusted by (i) change in fair value of warrant liabilities of US$0.8 million and share-based compensation charge of US$3.6 million; and (ii) an increase of US$6.4 million in receivables from broker-dealers and clearing organizations. These were partially offset by an increase of US$1.4 million in payables to customers and an increase of US$3.8 million in payables to broker-dealers and clearing organizations.

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

The following table sets forth information regarding the beneficial ownership based on a total number of 37,034,926 ordinary shares outstanding as of the date of March 31, 2021, including 27,191,830 Class A Ordinary Shares and 9,843,096 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective, solely as a result of the material weakness in internal controls related to the restatement described below, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that, at the time of the filing of the Original 2020 Form 20-F, our internal control over financial reporting was effective as of December 31, 2020. Subsequently, our management has concluded that our internal controls over financial reporting was not effective as of December 31, 2020 due to a material weakness in our internal controls related to the restatement, as further described below.

Our internal control over financial reporting, specifically the review controls over the evaluation of complex, non-routine transactions, were not sufficient to detect the proper accounting and reporting for the Public Warrants and Private Warrants previously issued by PAAC, which were outstanding and recorded on our consolidated financial statements at the time of the Reverse Recapitalization. Management identified this error when the Securities and Exchange Commission issued a statement (the “Statement”) on the accounting and reporting considerations for warrants issued by special purpose acquisition companies on April 12, 2021. The Statement addresses certain accounting and reporting considerations related to warrants of a kind similar to the Public and Private Warrants. This control deficiency resulted in the Company having to restate certain of our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2020, and if not remediated, could result in a material misstatement to future annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. Notwithstanding this material weakness, management has concluded that our audited financial statements included in the 2020 Form 20-F are fairly stated in all material respects in accordance with GAAP for each of the periods presented therein.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

In 2020, we made the following changes to our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting and which resulted in our determination, at the time of the filing of the Original 2020 Form 20-F, that we did not have a material weakness in our internal controls over financial reporting for the year ended December 31, 2020:

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

As the circumstances that led to the restatement described in the 2020 Form 20-F had not yet been identified at December 31, 2020, remediation actions relating to the restatement material weakness were not started until after the period ended December 31, 2020. Since the restatement, management has implemented remediation steps to address that material weakness and to improve our internal control over financial reporting. Specifically, we expanded and improved our review process for complex securities and related accounting standards. We plan to further improve this process by enhancing access to accounting literature, professional training regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals. We can offer no assurance that these initiatives will ultimately have the intended effects.

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

Date: June 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and
Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lion Group Holding Ltd and its subsidiaries (the “Group”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2020 Financial Statements

As discussed in Note 21 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct a misstatement.

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

New York, New York
March 31, 2021, except for Note 21, as to which the date is June 14, 2021

Lion Group HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
	(as restated)
Assets

Cash and cash equivalents	$3,426,467	$6,388,978
Restricted cash-bank balances held on behalf of customers	1,367,630	2,192,201
Securities owned, at fair value	17,622	180,201
Derivative assets, at fair value	-	194,110
Receivables from broker-dealers and clearing organizations	8,089,193	1,684,961
Commissions receivable	71,253	88,560
Short-term loans receivable	2,239,378	1,637,310
Other receivables	724,708	166,064
Prepaids,deposits and other	677,978	510,291
Total current assets	16,614,229	13,042,676

Fixed assets, net	34,919	73,688
Intangible assets	86,728	67,964
Other assets	6,169,065	233,343
Deferred taxes	1,128	677
Total Assets	$22,906,069	$13,418,348

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$5,221,270	$3,853,693
Payables to broker-dealers and clearing organizations	3,845,740	-
Commissions payable	39,180	29,439
Accrued expenses and other payables	1,763,094	417,445
Short-term borrowings	293,905	1,412,570
Short-term borrowings from related party	-	128,415
Warrant liabilities	1,469,821	-
Derivative liabilities, at fair value	5,653	-
Due to director	149,522	-
Dividends payable	-	385,901
Total current liabilities	12,788,185	6,227,463

Convertible debenture	816,006	-
Total Liabilities	13,604,191	6,227,463

Commitments and Contingencies

Stockholders’ Equity
Preferred shares, $.0001 par value, 50,000,000 shares authorized, none issued and outstanding as of December 31, 2020 and 2019, respectively	$-	$-
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 9,627,553 and 3,140,388 shares issued and outstanding at December 31, 2020 and 2019, respectively (i)	963	314
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 and 3,949,993 shares issued and outstanding at December 31, 2020 and 2019, respectively (i)	984	395

Additional paid in capital (i)	12,269,761	7,605,034
Accumulated deficit	(2,952,362)	(376,903)
Accumulated other comprehensive losses	(17,468)	(37,955)
Total Stockholders’ Equity	9,301,878	7,190,885

Total Liabilities and Stockholders’ equity	$22,906,069	$13,418,348

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.

Statements of Operations and Comprehensive Income (LOSS)

	For the Years Ended December 31,
	2020	2019	2018
	(as restated)
Revenues
Insurance brokerage commissions	$959,299	$2,648,119	$5,375,531
Securities brokerage commissions and fees	1,890,502	2,210,915	2,025,650
Market making commissions and fees	4,940,623	11,056,431	-
Trading gains (losses)	1,833,875	1,782,750	(897,812)
Interest and other	605,836	828,635	64,894

	10,230,135	18,526,850	6,568,263

Expenses
Commissions and fees	1,845,994	3,355,205	5,471,602
Compensation and benefits	3,802,793	2,430,636	1,639,288
Occupancy	683,160	591,936	548,331
Communication and technology	1,454,050	823,433	588,353
General and administrative	2,264,318	692,648	539,773
Professional fees	1,565,834	761,238	227,998
Services fees	833,864	384,840	53,592
Interest	183,157	731,812	118
Depreciation	40,556	52,852	32,743
Marketing	651,324	55,378	195,933
Payment service charge	245,030	355,585	-
Other operating	11,464	10,463	15,406

	13,581,544	10,246,026	9,313,137

(Loss) income from operations	(3,351,409)	8,280,824	(2,744,874)

Change in fair value of warrant liabilities	777,266	-	-

(Loss) income before income taxes	(2,574,143)	8,280,824	(2,744,874)

Income tax expense	(1,316)	(64,472)	(26,334)

Net (loss) income	$(2,575,459)	$8,216,352	$(2,771,208)

Other comprehensive (loss) income

Foreign currency translation adjustment	20,487	75,637	(24,749)

Comprehensive (loss) income	$(2,554,972)	$8,291,989	$(2,795,957)

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	$(0.25)	$1.16	$(0.39)

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	6,180,795	3,140,388	3,140,388

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	3,962,294	3,949,993	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1

The accompanying notes are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.

consolidated Statements of Changes in STOCKHOLDERS’ Equity

								Accumulated
	Class A		Class B		Additional	Receivable		other
	Ordinary Shares (i)		Ordinary Shares (i)		Paid in	from	Accumulated	comprehensive
	Shares	Amount	Shares	Amount	Capital (i)	Shareholder	deficit	(loss) income	Total
Balance at January 1, 2018	3,140,388	$314	3,949,993	$395	$12,503,046	$(8,437,688)	$(827,431)	$(88,843)	$3,149,793

Subscription payments	-	-	-	-	-	5,415,082	-	-	5,415,082
Net loss	-	-	-	-	-	-	(2,771,208)	-	(2,771,208)
Other comprehensive income (loss)	-	-	-	-	-	-	-	(24,749)	(24,749)
Balance at December 31, 2018	3,140,388	$314	3,949,993	$395	$12,503,046	$(3,022,606)	$(3,598,639)	$(113,592)	$5,768,918

Return of capital					(4,898,012)	3,022,606	-	-	(1,875,406)
Dividends declared	-	-	-	-	-	-	(4,994,616)	-	(4,994,616)
Net income	-	-	-	-	-	-	8,216,352	-	8,216,352
Other comprehensive income (loss)	-	-	-	-	-	-	-	75,637	75,637
Balance at December 31, 2019	3,140,388	$314	3,949,993	$395	$7,605,034	$-	$(376,903)	$(37,955)	$7,190,885

Effect of reverse recapitalization, net of costs (ii)	3,357,574	$336	5,801,221	$580	(2,242,234)	-	-	-	(2,241,318)
Conversion of rights to ordinary shares upon the reverse recapitalization	1,150,000	115	-	-	(115)	-	-	-	-
Shares issued to prior D&O	300,000	30	-	-	59,970	-	-	-	60,000
Shares issued in connection with August 2020 PIPE, net of costs	1,650,000	165	-	-	2,530,536	-	-	-	2,530,701
Shares issued as a result of post-merger consideration adjustment	29,591	3	91,882	9	(12)	-	-	-	-
2020 incentive shares granted and unissued	-	-	-	-	3,656,800	-	-	-	3,656,800
Detachable warrants issued in connection with December 2020 Convertible Debenture, net of costs	-	-	-	-	454,089	-	-	-	454,089
Beneficial conversion feature in connection with December 2020 Convertible Debenture	-	-	-	-	205,693	-	-	-	205,693
Net loss	-	-	-	-	-	-	(2,575,459)	-	(2,575,459)
Other comprehensive income (loss)	-	-	-	-	-	-	-	20,487	20,487
Balance at December 31, 2020 (as restated)	9,627,553	$963	9,843,096	$984	$12,269,761	$-	$(2,952,362)	$(17,468)	$9,301,878

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1
(ii)	As a result of the restatement the reverse recapitalization has been reduced by the fair value of approximately $2.2 million of Public Warrants and Private Warrants as a liability as of June 16, 2020 that is discussed in Note 1

The accompanying noted are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2020	2019	2018
	(as restated)
Cash Flows from Operating Activities
Net (loss) income	$(2,575,459)	$8,216,352	$(2,771,208)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Stock based compensation expense	3,656,800	-	-
Change in fair value of warrant liabilities	(777,266)	-	-
Amortization of debt discounts	13,288	-	-
Depreciation	40,556	52,852	32,743
Deferred taxes	(451)	(1,827)	(628)
Gain on forgiveness of debt	-	(25,528)	-
(Increase) decrease in operating assets
Securities owned	162,579	927,032	(1,107,233)
Derivatives assets	194,110	-	-
Receivables from broker-dealers and clearing organizations	(6,404,232)	4,723,829	(5,475,634)
Commissions receivable	17,307	68,444	187,226
Other receivables and Prepaids, deposits and other assets	(217,497)	(187,933)	323,392
Increase (decrease) in operating liabilities
Payables to customers	1,367,577	(5,697,526)	8,033,193
Payables to broker-dealers and clearing organizations	3,845,740	-	(8,625)
Commissions payable	9,741	(96,229)	(343,000)
Taxes payable	-	-	(76,276)
Accrued expenses and other payables	767,229	211,926	8,910
Derivative liabilities	5,653	(214,397)	20,287
Net cash provided by (used in) operating activities	105,675	7,976,995	(1,176,853)

Cash Flows from Investing Activities
Purchases of fixed assets	-	(20,576)	(62,586)
Acquisition of Trademarks	(5,184)	(4,117)	-
Advance payments for assets acquisition	(5,950,000)	-	-
Advances to shareholder	-	(6,484,121)	-
Advances to unrelated parties	-	(19,108,159)	-
Short term loans receivable	(680,350)	(1,637,310)	-
Collection of short term loan	86,020	-	-
Net cash used in investing activities	(6,549,514)	(27,254,283)	(62,586)

Cash Flows from Financing Activities
Dividends paid	(385,901)	-	-
Cash acquired in the reverse recapitalizaiton	2,476,198	-	-
Payments for reverse recapitalization and ordinary shares issuance costs	(1,908,591)	-	-
Proceeds from August 2020 PIPE, net of costs	2,021,951	-	-
Proceeds from Short-term borrowings	-	21,047,260	-
Repayment of Short-term borrowings	(1,124,448)	(382,917)	-
Repayment of Short-term borrowings from related party	(128,415)	-	-
Proceeds from issuance of convertible debenture	1,540,000	-	-
Subscription payments from shareholder	-	-	5,415,082
Advances from director	1,616,565	7,679,131	484,601
Repayments to director	(1,467,043)	(7,679,131)	(484,601)
Net cash provided by financing activities	2,640,316	20,664,343	5,415,082

Effect of Exchange Rate Changes on Cash and Restricted Cash	16,441	85,966	(24,616)

Net Change in Cash and Restricted Cash	(3,787,082)	1,473,021	4,151,027

Cash and Restricted Cash - Beginning of Period	8,581,179	7,108,158	2,957,131
Cash and Restricted Cash - End of Period	$4,794,097	$8,581,179	$7,108,158

Noncash Investing and Financing Activities
Settlement of short-term loans receivable and borrowings	$-	$19,120,332	$-
Return of capital through reduction in subscription receivable	$-	$3,022,606	$-
Return of capital through reduction in due from shareholder	$-	$1,875,406	$-
Dividends made through reduction in due from shareholder	$-	$4,608,715	$-
Dividends declared and payable at year-end	$-	$385,901	$-
Net liabilities acquired in the reverse recapitalization	$57,963	$-	$-
Increase in payables for ordinary shares issuance costs in reverse acquisition	$504,084	$-	$-
Decrease in accrued expenses for shares issued to prior D&O	$60,000	$-	$-
Convertible debenture debt discounts and issuance costs charged to equity	$659,782	$-	$-
Subscription receivable for the shares issued in August 2020 PIPE	$508,750	$-	$-
Transfer from other assets to intangible assets	$13,277	$-	$-

Supplemental disclosure of cash flow information
Cash paid for interest	$115,160	$729,504	$-
Cash paid for income taxes	$8,227	$1,521	$180,689

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

Upon the consummation of the reverse recapitalization, the assets and liabilities of PAAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs due to their short maturity. After the redemption of ordinary shares of PAAC before the Closing of the Business Combination, the net assets acquired by the Company were in the amount of $171,357 (as restated), which were recorded as a decrease in additional paid-in capital. Assets and liabilities of PAAC upon the consummation of the reverse recapitalization are as follows:

Cash	$2,476,198
Prepaid expenses and other current assets	209
Warrant liabilities	(2,247,087)
Accrued expenses	(57,963)
Net assets acquired by LGHL as of June 16, 2020	$171,357

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

Restatement of Previously Issued Financial Statements

The Company has restated its consolidated financial statements as of and for the year ended December 31, 2020, as well as the unaudited condensed consolidated financial statements for the six month-period ended June 30, 2020 to correct the misapplication of the accounting guidance for its Public Warrants (as defined in Note 20) and Private Warrants (as defined in Note 20). See Note 21 - “Restatement of Previously Issued Audited and Unaudited Consolidated Financial Statements” for additional information regarding the accounting error identified and the restatement adjustment made to the consolidated financial statements.

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

Derivative Financial Instruments

The Company evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480-10 and ASC 815-40. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

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

		Year ended December 31,
		2020	2019	2018
SPAC Warrants	See Note 20	17,795,000	17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 13	1,500,000	-	-
December 2020 Convertible Debenture	See Note 12	800,000	-	-
December 2020 Series A Warrant	See Note 12	1,200,000	-	-
December 2020 Series B Warrant	See Note 12	5,000,000	-	-
December 2020 Series C Warrant	See Note 12	7,500,000	-	-

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

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2, which are valued using a Black-Sholes-Merton pricing model at of the measurement date. The significant assumptions which the Company used in the model for the period from June 16, 2020 to December 31, 2020 are:

Stock price	$1.89 ~ 2.43
Exercise price	$11.50
Expected term in years	4.46 ~ 5.00
Expected dividend yield	0%
Volatility	54.44% ~ 54.92%
Risk-free interest Rate	0.364% ~ 0.373%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020 and 2019.

At December 31, 2020

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Listed equity securities	$17,622	$-	$-	$17,622

Liabilities
Derivatives	$-	$(5,653)	$-	$(5,653)
Warrant liabilities (as restated)	(1,000,500)	(469,321)	-	(1,469,821)
	$(1,000,500)	$(474,974)	$-	$(1,475,474)

At December 31, 2019

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets

Listed equity securities	$180,201	$—	$—	$180,201
Derivatives	—	194,110	—	194,110

	$180,201	$194,110	$—	$374,311

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

Note 20 - SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the Units as part of IPO on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”).

Public Warrants and Private Warrants

Upon the Closing, each outstanding Public Warrant and Private Warrant of PAAC automatically represents the right to purchase one Class A Ordinary Share in the form of the Company’s ADSs in lieu of one ordinary share of PAAC at a price of $11.50 per share or $11.50 per ADS, subject to adjustment in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A Ordinary Shares at a price below their respective exercise prices. However, no warrants issued in exchange for PAAC’s public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Ordinary Shares. Notwithstanding the foregoing, warrant holders may, during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if the Company called the warrants for Redemption and required all holders to exercise their warrants on a “cashless basis.” The Company’s Public Warrants and Private Warrants became exercisable thirty (30) days after the Closing and will expire on the fifth anniversary of the Closing or earlier upon redemption or liquidation.

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

Subsequent to the Closing, 11,500,000 Public Warrants and 5,375,000 Private Warrants remained outstanding as of December 31, 2020. The Company evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability.

Accordingly, due to this restatement, the Public and Private Warrants are now classified as a liability at fair value on the Company’s consolidated balance sheet at December 31, 2020, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a Black-Sholes-Merton pricing model as described in Note 5 to the consolidated financial statements. The changes in the fair value of the warrants may be material to our future operating results.

Underwriters’ Warrants

The Underwriters’ Warrants may be exercised for cash or on a cashless basis at $12.00 per share, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of which this prospectus forms a part and the closing of our initial business combination and terminating on the fifth anniversary of such effectiveness date. Such warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the PAAC’s registration statement. After 360 days after the effective date, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. The Company will have no obligation to net cash settle the exercise of the warrants. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

Subsequent to the Closing, 920,000 Underwriters’ Warrants remained outstanding as of December 31, 2020. The Company evaluated the Underwriters’ Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they meet the criteria to be classified in stockholders’ equity as additional paid-in capital.

Note 21 - Restatement of Previously Issued Audited and Unaudited Consolidated Financial Statements

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability. As a result of the SEC Statement, the Company reevaluated the accounting treatment of the Public Warrants and Private Warrants issued in connection with the IPO of PAAC (see Note 13) and recorded in equity to the Company’s consolidated balance sheet as a result of the merger and reverse recapitalization occurring on June 16, 2020. Because the Company’s Public Warrants and Private Warrants contain provisions whereby the settlement amount varies depending upon the characteristics of the warrant holder, the Public Warrants and Private Warrants should have been recorded at fair value as a liability in the Company’s consolidated balance sheet.

Accordingly, due to this restatement, the Public Warrants and Private Warrants are now classified as a liability at fair value on the Company’s consolidated balance sheet at December 31, 2020, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). The Public Warrants and Private Warrants are deemed equity instruments for income tax purposes, and accordingly, there is no tax accounting relating to changes in the fair value of the Warrants recognized.

When presenting diluted earnings (loss) per share in the Company’s Form 20-F/A for the year ended December 31, 2020 and the six months ended June 30, 2020, the shares issuable under the Public Warrants and Private Warrants were excluded in the diluted share count in accordance with U.S. generally accepted accounting principles (“GAAP”). Upon exercise, these shares will be included in Class A ordinary shares in the Company’s basic EPS share count from the date of issuance. Also, upon exercise, the liability would be extinguished and the fair value of the shares issued in settlement would be recorded as an increase in equity. The material terms of the SPAC Warrants are more fully described in Note 20 - SPAC Warrants. In addition, disclosures and amounts were restated in Note 1 - Organization and Principal Activities, Note 2 - Significant Accounting Policies, Note 5 - Fair Value, and Note 13 - Stockholders’ Equity.

The impact of this correction to the applicable reporting periods for the financial statement line items impacted is as follows:

	For the Year Ended
	December 31, 2020
	As Previously Reported	Restatement Impact	As Restated
Consolidated Statements of Operations and Comprehensive Income (Loss):
Change in fair value of warrant liabilities	$—	$777,266	$777,266
(Loss) income before income taxes	$(3,351,409)	$777,266	$(2,574,143)
Net (loss) income	$(3,352,725)	$777,266	$(2,575,459)
Comprehensive income (loss)	$(3,332,238)	$777,266	$(2,554,972)

(Loss) earnings per share for both Class A and Class B - basic and diluted:
Basic and diluted	$(0.33)	$0.08	$(0.25)

	As of December 31, 2020
	As Previously Reported	Restatement Impact	As Restated
Consolidated Balance Sheets:
Warrant liabilities	$—	$1,469,821	$1,469,821
Total current liabilities	$11,318,364	$1,469,821	$12,788,185
Total liabilities	$12,134,370	$1,469,821	$13,604,191
Additional paid-in-capital	$14,516,848	$(2,247,087)	$12,269,761
Accumulated deficit	$(3,729,628)	$777,266	$(2,952,362)
Total stockholders' equity	$10,771,699	$(1,469,821)	$9,301,878

	For the Year Ended
	December 31, 2020
	As Previously Reported	Restatement Impact	As Restated
Consolidated Statements of Cash Flow
Cash Flows from Operating Activities
Net (loss) income	$(3,352,725)	$777,266	$(2,575,459)
Change in fair value of warrant liabilities	$-	$(777,266)	$(777,266)

These errors had a non-cash impact, as such, the statement of cash flows for the year ended December 31, 2020 reflects an adjustment to net income (loss) and a corresponding adjustment for the (gain) loss on the change in fair value of warrant liabilities.

Restatement of Previously Issued Unaudited Condensed Consolidated Financial Statements

In lieu of filing amended 6-K, the following tables present the impact of the restatement on the Company’s unaudited condensed consolidated balance sheet and the unaudited condensed consolidated statements of operations that were included in the 6-K filed on August 21, 2020 for the quarters ended June 30, 2020. The amounts as previously reported were derived from the Company’s 6-K filed on August 21, 2020:

	For the Six Months Ended
	June 30, 2020
	As Previously Reported	Restatement Impact	As Restated
Consolidated Statements of Operations and Comprehensive Income:
Change in fair value of warrant liabilities	$—	$414,440	$414,440
Income before income taxes	$2,377,198	$414,440	$2,791,638
Net income	$2,373,877	$414,440	$2,788,317
Comprehensive income	$2,394,437	$414,440	$2,808,877
Earnings per share for both Class A and Class B - basic and diluted :
Basic and diluted	$0.32	$0.05	$0.37

	As of June 30, 2020
	As Previously Reported	Restatement Impact	As Restated
Consolidated Balance Sheets:
Warrant liabilities	$—	$1,832,647	$1,832,647
Total current liabilities	$5,439,512	$1,832,647	$7,272,159
Total liabilities	$5,439,512	$1,832,647	$7,272,159
Additional paid-in-capital	$7,649,772	$(2,247,087)	$5,402,685
Accumulated deficit	$1,996,974	$414,440	$2,411,414
Total equity	$9,631,091	$(1,832,647)	$7,798,444

	For the Six Months Ended
	June 30, 2020
	As Previously Reported	Restatement Impact	As Restated
Consolidated Statements of Cash Flow
Cash Flows from Operating Activities
Net income	$2,373,877	$414,440	$2,788,317
Change in fair value of warrant liabilities	$—	$(414,440)	$(414,440)