Form 20-F/A
period 2020-12-31
Lion Group Holding Ltd
filed 2021-10-07
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by Lion Group Holding Ltd. as Amendment No. 2 to its annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 31, 2021 (the “Original Filing”), as amended by Amendment No. 1 on Form 20-F/A as filed with the SEC on June 14, 2021 (“Amendment No. 1”, and the Original Filing as amended by Amendment No 1, the “Form 20-F”).

Items Amended in this Form 20-F/A

The Company is filing this Amendment for the purpose of providing additional disclosures regarding risks associated with the Company’s substantial operations being based in Hong Kong.

The Form 20-F is being further amended through additional disclosures in the following items:

Items

Part I

Part I, Item 3. KEY INFORMATION.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F or Amendment No. 1, or reflect any events that have occurred after the filing of the Original Form 20-F.

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

PART I.

Lion Group Holding Ltd is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens. As such, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. Such governmental actions:

●	could result in a material change in our operations;
●	could hinder our ability to continue to offer securities to investors; and
●	may cause the value of our ADSs to significantly decline or be worthless.

Recent statements by the Chinese government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using entity variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the Company’s business operations in China, the ability to accept foreign investments and list on an U.S. or other foreign exchange. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For a detailed description of the risks related to doing business in the PRC, and the offering, see “Risks Related to Doing Business in Jurisdictions We Operate” and “Risks Related to our ADSs, our Securities and this Offering” in the Risk Factors section.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Uncertainties with respect to the PRC legal system could affect us

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. see “Risks Related to Doing Business in Jurisdictions We Operate” and “Risks Related to our ADSs, our Securities and this Offering” in the Risk Factors section.

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

Liquidity of our Subsidiaries

We were incorporated under the laws of the Cayman Islands as an exempted company and became the ultimate parent company of Lion upon the consummation of our Business Combination, with no operating assets other than our ownership of interests in Lion. Our substantial operation based in Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries.

Cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors. Our principal sources of liquidity have been cash generated from our operations and capital injections by our shareholder. As of December 31, 2019, and 2020, we had US$6.4 million and US$3.4 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks. We also held short-term investments that can be redeemed on demand of US$180,000 and US$18,000 as of December 31, 2019 and 2020, respectively. The short-term investments we held are mainly equity securities listed on Hong Kong Stock Exchange.

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

The following are the aggregate transfers from the Company to its subsidiaries for the period from June 16, 2020 to December 31, 2020 for the purposes of funding:

Subsidiary	Amount
Lion Broker Limited [1]	$1,260,000
Lion Wealth Limited[2]	$470,000
Lion Financial Group Limited[3]	$420,000
Total	$2,150,000

1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.
2)	Lion Wealth Limited was incorporated in Hong Kong in October 2018
3)	Lion Financial Group Limited was incorporated under the laws of the British Virgin Islands in June 2015

We did not pay any dividends to our shareholders in 2018. On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period.

Limitation on Oversea Listing and Share Issuances

Our substantial operation based in Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries. As such, neither we nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. For more detailed information, see “Risk Factors –– We may be liable for improper collection, use or appropriation of personal information provided by our customers.” and ““Risks Related to Doing Business in Jurisdictions We Operate”

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

Although the substantial operation of us is based in Hong Kong and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could affect our business, financial condition and results of operations. Furthermore, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

We may be liable for improper collection, use or appropriation of personal information provided by our customers.

We collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. Regulatory requirements regarding the protection of data are constantly evolving and can be subject to different interpretations or significant change, making the extent of our responsibilities in that regard uncertain.

PRC regulators, including the Standing Committee of the PRC National People’s Congress (SCNPC) the Central Cyberspace Affairs Commission (CAC), the Ministry of Industry and Information Technology (MIIT), and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection and have enforced laws and regulations with varying and evolving standards and interpretations. For instance, the Civil Code of the PRC provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. On November 7, 2016, the SCNPC issued the PRC Cybersecurity Law, pursuant to which, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and it specifies that data activities carried out outside China shall also be liable if it involves and damages the interests of PRC citizens. In order to implement the PRC National Security Law, the PRC Cybersecurity Law and the PRC Data Security Law, the Cybersecurity Administration Committee, or CAC, and related authorities released the draft amendment to the Cybersecurity Review Measures for public comments in July 2021, which proposes, among others that relevant parties who are engaged in data processing are also subject to the cybersecurity review, and that operators holding personal information of more than one million users and seeking listing outside China shall submit for cybersecurity review with the Cybersecurity Review Office. If the draft amendment is adopted into law in the future, we may become subject to the enhanced cybersecurity review. On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which will take effect in November 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for purpose of providing products or services to PRC citizens.

Our substantial operations are carried out in Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside China. We do not hold personal information of more than one million users and we believe that this offering is not subject to PRC cybersecurity review. In addition, as of the date of this prospectus, we have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, since our apps are available to download in the app stores of China and most of our users are PRC citizens, we are subject to and may be ordered to comply with those regulations. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

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

24

Uncertainties with respect to the PRC legal system could adversely affect us.

Although the substantial operation of us is based in Hong Kong and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. PRC companies and variable interests entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

Although the substantial operation of us is based in Hong Kong and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Accordingly, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our business in China.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

Although our substantial operations are based in Hong Kong and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

25

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject our Company to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Further, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our ADSs, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China based internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

Although the substantial operation of us is based in Hong Kong and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. However, our substantial operations are carried out in Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside China. We do not hold personal information of more than one million users and we believe that this offering is not subject to PRC cybersecurity review. In addition, as of the date of this prospectus, we have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, since our apps are available to download in the app stores of China and most of our users are PRC citizens, we are subject to and may be ordered to comply with those regulations. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

Further, based on our understanding of currently applicable PRC laws and regulations, our registered public offering in the U.S. is not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

26

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

Dividend

We did not pay any dividends to our shareholders for the year ended December 31, 2018. On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce the amount due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

Dividend

We did not pay any dividends to our shareholders in 2018. On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lion Group Holding Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Articles of Association (incorporated by reference to Exhibit 1.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among Lion Group Holding Ltd., Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Registrant’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Lion Group Holding Ltd., Proficient and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.5 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.6	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020 (incorporated by reference to Exhibit 10.2 of Registrant’s Form F-6-K filed on December 16, 2020)
2.7	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on December 16, 2020)
2.8	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on December 16, 2020)
2.9	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.5 of Registrant’s Form F-6-K filed on December 16, 2020)
2.10	Description of Securities (incorporated by reference to Exhibit 2.10 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
4.1	Registrant’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
4.2	Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.3	Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.4	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Registrant’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.5	Amended and Restated Securities Purchase Agreement, dated as of October 19, 2020, by and among Lion Group Holding Ltd., Greentree Financial Group, Inc. and such other parties identified in the Schedule I therein (incorporated by reference to Exhibit 10.1 of Registrant’s Amendment No. 1 to Form F-1 (File No. 249185), filed with the SEC on October 19, 2020)

4.6	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.7	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.8	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Registrant’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.9	Amended and Restated Securities Purchase Agreement, dated as of October 19, 2020, by and among Lion Group Holding Ltd., Greentree Financial Group, Inc. and such other parties identified in the Schedule I therein (incorporated by reference to Exhibit 10.1 of Registrant’s Amendment No. 1 to Form F-1 (File No. 249185), filed with the SEC on October 19, 2020)
4.10	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.11	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.12	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.3 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.13	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.4 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.14	Form of Seller Registration Rights Agreement, by and among, Lion Group Holding Ltd. and the Sellers (incorporated by reference to Exhibit 10.5 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.15	Form of First Amendment to Registration Rights Agreement, by and among, Proficient Alpha Acquisition Corp., Lion Group Holding Ltd., I-Bankers Securities, Inc. and the Founders (incorporated by reference to Exhibit 10.6 of Proficient’ Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.16	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.19 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.17	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.20 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.18	Service Agreement, dated as of November 1, 2019, by and between Lion Futures Limited and Esunny International (Hong Kong) Co., Ltd. (incorporated by reference to Exhibit 10.21 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.19	Software License Agreement, dated as of June 14, 2017, by and between Lion International Securities Group Limited and eBroker Systems (HK) Limited (incorporated by reference to Exhibit 10.22 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.20	Contract for Purchase of Trading System and Services, dated as of April 22, 2019, by and between Lion Brokers Limited and Hangzhou Lanlian Technology Co., Ltd (incorporated by reference to Exhibit 10.23 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.21	Tenancy Agreement by and between Top Power Development Limited and BC Wealth Management Limited, dated November 12, 2020 (incorporated by reference to Exhibit 10.16 of Registrant’s Form F-1 filed on November 18, 2020)

4.22	Securities Purchase Agreement dated December 11, 2020 (incorporated by reference to Exhibit 10.1 of Registrant’s Form F-6-K filed on December 16, 2020)
4.23	Form of Security Agreement dated December 14, 2020 (incorporated by reference to Exhibit 10.6 of Registrant’s Form F-6-K filed on December 16, 2020)
4.24	Form of Subsidiary Guarantee dated December 14, 2020 (incorporated by reference to Exhibit 10.7 of Registrant’s Form F-6-K filed on December 16, 2020)
4.25	Form of Registration Rights Agreement dated December 11, 2020 (incorporated by reference to Exhibit 10.8 of Registrant’s Form F-6-K filed on December 16, 2020)
4.26	Form of Security Agreement dated December 14, 2020 (incorporated by reference to Exhibit 10.6 of Registrant’s Form F-6-K filed on December 16, 2020)
8.1	List of Significant Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP
15.2*	Consent of Ogier
15.3*	Consent of iResearch
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Director and Chief Executive Officer

Date: October 7, 2021

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