Form 20-F
period 2021-12-31
Lion Group Holding Ltd
filed 2022-04-22
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____

For the transition period from            to

Commission file number: 001-39301

Lion Group Holding Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

+65 8877 3871

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

As of December 31, 2021, there were 39,521,065 ordinary shares outstanding, being the sum of 29,677,969 Class A Ordinary Shares and 9,843,096 Class B Ordinary Shares.

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

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

“2020 Warrants” means, together, the Series A Warrant, the Series B Warrant and the Series C Warrant.

“2020 December Private Placement” means the 2020 Debentures and the 2020 Warrants owned by ATW Opportunities Master Fund, L.P. and issued by the Company pursuant to Securities Purchase Agreement dated December 11, 2020.

“2021 February Warrants” means, together, the Series D Warrant, Series E Warrant and the Series F Warrant.

“2021 February Private Placement” means the Series A Convertible Preferred Shares and the 2021 Warrants owned by ATW Opportunities Master Fund, L.P. and issued by the Company pursuant to Securities Purchase Agreement dated February 15, 2021.

“ADSs” refers to our American depositary shares, each of which represents one Class A Ordinary Share.

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

Series G Warrant” means a five-year warrant exercisable into 2,285,715 ADSs at an exercise price of $2.50 per ADS pursuant to the Series G American Depositary Shares Purchase Warrant dated December 13, 2021, but the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Series G Warrants by the holder of the Series G Warrant.

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

This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.79756 to US $1.00, buying rate at closing in effect as of December 31, 2021.

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

v

PART I.

Lion Group Holding Ltd is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong, Singapore, and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens. As such, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our ADSs to significantly decline or be worthless.

Recent statements by the Chinese government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using entity variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the Company’s business operations in China, the ability to accept foreign investments and list on an U.S. or other foreign exchange. We do not have any VIE agreements with our subsidiaries, instead, we hold equity interests in our subsidiaries. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For a detailed description of the risks related to doing business in the PRC, and the offering, see “Risks Related to Doing Business in Jurisdictions We Operate” and “Risks Related to our ADSs, our Securities and this Offering” in the Risk Factors section.

Risks Associated with Having Part of the Company’s Operations in China

Although the substantial operation of us is based in Hong Kong, Singapore, and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China, and expose us to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. When the amended Measures of Cybersecurity Review take effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors— Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.” for more details.

Risks Associated with the Holding Foreign Companies Accountable Act.

The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form 20-F), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms. The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above. If we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our ADSs could be issued shortly after our filing of the third consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs or warrants being delisted.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form 20-F in which our auditor for such reports is a PCAOB Identified Firm.

Our current independent accounting firm, UHY LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release. However, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter. For more detailed information, see “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

How Cash is Transferred through Our Organization

We were incorporated under the laws of the Cayman Islands as an exempted company and became the ultimate parent company of Lion upon the consummation of our Business Combination, with no operating assets other than our ownership of interests in Lion. Our substantial operation based in Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries.

Cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors. Our principal sources of liquidity have been cash generated from our operations and capital injections by our shareholder. As of December 31, 2020, and 2021, we had US$3.4 million and US$15.2 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks. We also held short-term investments that can be redeemed on demand of US$18,000 and US$16,000,000 as of December 31, 2020 and 2021, respectively. The short-term investments we held are mainly equity securities listed on Shanghai Stock Exchange, Shenzhen Stock Exchange, and Hong Kong Stock Exchange.

The following are the aggregate transfers from the Company to its subsidiaries for the period from June 16, 2020 to December 31, 2020 and for the year ended December 31, 2021:

Subsidiary	From June 16 2020 to December 31, 2020	2021
Lion Broker Limited (1)	$1,260,000	$19,513,433
Lion Futures Limited (2)	$—	$130,000
Lion International Securities Group Limited (3)	$—	$64,271
Lion Wealth Limited (4)	$470,000	$4,096,171
BC Wealth Management Limited (5)	$—	$292,186
Lion International Financial (Singapore) Pte. Ltd. (6)	$—	$1,000,000
Lion Financial Group Limited (7)	$420,000	$2,506,143
Lion Group North American Corp. (8)	$—	$700,000
Total	$2,150,000	$28,302,204

The following are the aggregate transfers from its subsidiaries to the Company for the period from June 16, 2020 to December 31, 2020 and for the year ended December 31, 2021:

Subsidiary	From June 16 2020 to December 31, 2020	2021
Lion Broker Limited (1)	$—	$4,508,885
Lion Futures Limited (2)	$—	$130,000
Lion International Securities Group Limited (3)	$—	$64,271
Lion Wealth Limited (4)	$—	$50,000
BC Wealth Management Limited (5)	$—	$81,960
Total	$—	$4,835,117

(1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.
(2)	Lion Futures Limited was incorporated in Hong Kong in May 2016.
(3)	Lion International Securities Group Limited was incorporated in under the laws of the Hong Kong in May 2016.
(4)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.
(5)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.
(6)	Lion International Financial (Singapore) Pte. Ltd. was incorporated in Singapore in July 2019.
(7)	Lion Financial Group Limited was incorporated in the British Virgin Islands in June 2015.
(8)	Lion Group North American Corp was incorporated under the laws of the State of Nevada in July 2018.

We did not pay any dividends to our shareholders in 2021. On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period. For more detailed information, see “Liquidity of our Subsidiaries”.

Limitation on Oversea Listing and Share Issuances

Our substantial operation based in Singapore, Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries in China. As such, neither we nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. For more detailed information, see “Risk Factors –– We may be liable for improper collection, use or appropriation of personal information provided by our customers.” and ““Risks Related to Doing Business in Jurisdictions We Operate”.

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

Selected Consolidated Financial Data

The following selected consolidated statements of operation and comprehensive (loss) income data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of operation and comprehensive (loss) income data for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Selected Consolidated Statements of Operation and Comprehensive (Loss) Income Data

	For the Year Ended December 31,
	2017	2018	2019	2020 (as restated)	2021
	US$	US$	US$	US$	US$
Revenues
CFD trading services	-	-	12,843,574	6,823,677	8,700,009
TRS trading services	-	-	-	210,770	13,132,833
Futures and securities brokerage services	268,252	2,066,354	2,215,867	2,029,669	2,800,543
Insurance brokerage services	9,623,359	5,378,679	2,648,141	959,299	509,067
Others	-	(876,770)	819,268	206,720	1,916,033
Total Revenue	9,891,611	6,568,263	18,526,850	10,230,135	27,058,485

Expenses
Commission expenses	(8,221,372)	(5,471,602)	(3,355,205)	(1,845,994)	(3,317,692)
Compensation expenses	(1,211,785)	(1,639,288)	(2,430,636)	(3,802,793)	(4,069,203)
Communication and technology expenses	(144,156)	(588,353)	(823,433)	(1,454,050)	(1,929,981)
Cost of crypto mining	-	-	-	-	(1,163,846)
General and administrative expenses	(272,682)	(539,773)	(692,648)	(2,264,318)	(2,016,582)
Professional fees	(59,038)	(227,998)	(761,238)	(1,565,834)	(3,836,817)
Services fees	-	(53,592)	(384,840)	(833,864)	(3,574,579)
Research and development	-	-	-	-	(1,205,040)
Interest expenses	(36,665)	(118)	(731,812)	(183,157)	(1,608,100)
Occupancy expenses	(502,120)	(548,331)	(591,936)	(683,160)	(778,881)
Marketing expenses	(47,028)	(195,933)	(55,378)	(651,324)	(913,675)
Depreciation expenses	(19,416)	(32,743)	(52,852)	(40,556)	(916,916)
Payment service charge	-	-	(355,585)	(245,030)	181,249
Unrealized loss on equity securities	-	-	-	-	(1,916,033)
Change in fair value of option liabilities	-	-	-	-	(149,740)
Change in fair value of warrant liabilities	-	-	-	777,266	(470,804)
Other expenses	(9,068)	(15,406)	(10,463)	(11,464)	(144,175)
Total expenses	(10,523,330)	(9,313,137)	(10,246,026)	(12,804,278)	(27,830,815)
(Loss)/income before income taxes	(631,719)	(2,744,874)	8,280,824	(2,574,143)	(772,330)
Income tax expenses	(102,936)	(26,334)	(64,472)	(1,316)	(54,367)
Net (loss)/income	(734,655)	(2,771,208)	8,216,352	(2,575,459)	(826,697)
Other comprehensive income (loss)
Foreign currency translation adjustment	(95,125)	(24,749)	75,637	20,487	(40,064)
Comprehensive (loss)/income	(829,780)	(2,795,957)	8,291,989	(2,554,972)	(866,761)

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	(0.10)	(0.39)	1.16	(0.25)	(0.27)
Weighted average Class A ordinary shares outstanding - basic and diluted (i)	3,140,388	3,140,388	3,140,388	6,180,795	26,046,212
Weighted average Class B ordinary shares outstanding - basic and diluted (i)	3,949,993	3,949,993	3,949,993	3,962,294	4,041,875

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

Selected Consolidated Balance Sheet Data

	As of December 31,
	2017	2018	2019	2020 (as restated)	2021
	US$	US$	US$	US$	US$
Total current assets	5,148,552	15,251,892	13,042,676	16,614,229	128,399,308
Total assets	5,419,775	15,672,761	13,418,348	22,906,069	148,916,831
Total current liabilities	2,268,204	9,902,693	6,227,463	12,788,185	91,510,853
Total liabilities	2,269,982	9,903,843	6,227,463	13,604,191	93,451,478
Total stockholders’ equity	3,149,793	5,768,918	7,190,885	9,301,878	54,242,582
Total liabilities and stockholders’ equity	5,419,775	15,672,761	13,418,348	22,906,069	148,916,831

Selected Consolidated Cash Flow Data

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	448,961	(1,176,853)	7,976,995	105,675	(20,482,499)
Net cash (used in) investing activities	(203,361)	(62,586)	(27,254,283)	(6,549,514)	(12,104,687)
Net cash provided by financing activities	839,843	5,415,082	20,664,343	2,640,316	43,578,397
Effect of exchange rate changes on cash	(95,125)	(24,616)	85,966	16,441	(33,833)
Net increase (decrease) in cash and cash equivalents	990,318	4,151,027	1,473,021	(3,787,082)	10,957,378
Cash and cash equivalents at the beginning of the year	1,966,813	2,957,131	7,108,158	8,581,179	4,794,097
Cash and cash equivalents at the end of the year	2,957,131	7,108,158	8,581,179	4,794,097	15,751,475

Liquidity of our Subsidiaries

We were incorporated under the laws of the Cayman Islands as an exempted company and became the ultimate parent company of Lion upon the consummation of our Business Combination, with no operating assets other than our ownership of interests in Lion. Our substantial operation based in Hong Kong, Singapore, and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries.

Cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors. Our principal sources of liquidity have been cash generated from our operations and capital injections by our shareholder. As of December 31, 2020, and 2021, we had US$3.4 million and US$15.2 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks. We also held short-term investments that can be redeemed on demand of US$18,000 and US$16,000,000 as of December 31, 2020 and 2021, respectively. The short-term investments we held are mainly equity securities listed on Shanghai Stock Market, Shenzhen Stock Market, and Hong Kong Stock Exchange.

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

Lion International Financial (Singapore) Pte. LTD. (“LIFSL”), Lion’s Singapore subsidiary, is licensed by the MAS to conduct the regulated activities of dealing in capital markets products and it is subject to specified licensing condition. LIFSL is subject to the requirements of Securities and Futures Act 2001 (“SFA”). Under the rule, LIFSL is required to maintain a minimum liquid capital of approximately US$740,000 (SGP 1,000,000).

As of December 31, 2020 and 2021, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

We did not pay any dividends to our shareholders in 2021. On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

●	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

●	We had incurred net losses in the past, and we may incur losses again in the future.

●	We may incur material trading losses from our market making activities.

●	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

●	A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

●	We derived a substantial portion of revenue from a small number of key clients.

●	We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

●	A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

●	Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to Lion.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is different under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct all of our operations in Hong Kong and the Cayman Islands and most of our directors and officers reside outside the United States.

●	Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

●	Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms could have a material adverse effect on us.

●	Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.

●	Risks associated with our recently launched NFT platform, including the regulatory, legal, reputational, commercial, technical, marketing, operational, and other risks related to successfully launching and profitably operating our NFT platform.

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

The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review will take effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. The amended Measures of Cybersecurity Review became effective in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicized the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate” for more details.

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

We operate in a highly-regulated industry and must comply with the applicable regulatory requirements in the jurisdictions it operates. Our major regulators include Cayman Islands Monetary Authority (CIMA), Securities and Futures Commission of Hong Kong (HKSFC), the Hong Kong Insurance Authority (HKIA), Hong Kong Customs and Excise Department (HKCED), and Monetary Authority of Singapore. These regulators and self-regulatory organizations govern our business operations in a variety of ways and conduct regular examinations of our business to monitor our compliance with applicable regulations. Among other things, we are subject to regulations with regard to (i) our sales practices, including our interaction with and solicitation of clients and our marketing activities; (ii) the custody, control and safeguarding of our clients’ assets; (iii) maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries; (iv) submitting regular financial and other reports to regulators; (v) licensing for our operating subsidiaries and our employees; and (vi) the conduct of our directors, officers, employees and affiliates. In addition, as the online brokerage service industry in Hong Kong is at a relatively early stage of development, interpretation and enforcement of the applicable regulatory regime are subject to significant uncertainties, which may result in difficulties in determining whether our existing practices violate any applicable laws and regulations.

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

We had net income of US$8.2 million, net losses of US$2.6 million (as restated), and net loss US$0.83 million in 2019, 2020 and 2021 respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plans in the future, which will result in significant share-based compensation expenses to us. We generated 85.9%, 76.0%, and 29.7% of our total revenues from commissions charged to our clients who trade on our platform in 2019, 2020, and 2021 respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

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

We derive a significant portion of our revenues from our commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The rapidly growing trading volume on our platform is primarily driven by the increasing number of our active clients. Our total revenue-generating clients grew from 1,722 as of December 31, 2017 to 4,047 as of December 31, 2019, and continued to increase to 5,010 as of December 31, 2020 and 5,261 as of December 31, 2021. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

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

We derive a significant portion of our revenues from commissions. We charge our clients commission for our insurance brokerage services, securities and future brokerage services and CFD and TRS trading services. Revenues generated from commission amounted to US$15.9 million, US$7.8 million, and US$8.05 million in 2019, 2020 and 2021, respectively. We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

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

As of December 31, 2021, all of our operating subsidiaries have not been subject to any administrative penalty or fine in relation to regulatory capital requirements that, individually or in the aggregate, would be reasonable expected to have a material adverse effect on our results of operations or financial condition. However, if any of our operating subsidiaries fail to remain well-capitalized for regulatory purposes, CIMA and HKSFC may take actions against them and their business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on ordinary shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

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

We operate our insurance brokerage business through our HKIA-licensed subsidiary, BC Wealth Management Limited. Our revenues from insurance brokerage business amounted to US$2.6 million, US$1 million, and US$0.5 million in 2019, 2020 and 2021, respectively, representing 14.3%, 9.3%, and 2.0% of our total revenues during the same periods. There are various risks related to our insurance brokerage business. For instance, we may fail to introduce diversified insurance products and services to effectively address our clients’ needs. In addition, because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increases in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation. Furthermore, we rely on various business partners to operate our insurance brokerage business. If we fail to maintain stable relationships with insurance companies and referral service providers, our business, results of operations, financial condition and business prospects could be materially and adversely affected. In addition, our insurance brokerage business is vulnerable to risks that are beyond our control. For example, we experienced significant decrease in revenues generated from insurance brokerage business in 2020 and 2021 compared to 2018 and 2019, primarily due to our strategic shift of business focus and the unrest in Hong Kong following the forfeited extradition bill in 2019, which negatively affected our clients’ confidence and interest in Hong Kong market. Moreover, our insurance brokerage business was further negatively affected by the outbreak of COVID-19, as potential customers were not able to travel to Hong Kong to purchase insurance products because of the travel ban. See “ Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

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

In 2019, 2020, and 2021, we derived a substantial portion of our revenue from a small number of key clients. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected. However, as the trading platform expands and following the Business Combination, we anticipate, but without assurance, that this concentration may possibly be decreasing in the future.

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

Maintaining adequate liquidity is crucial to our business operations. We are subject to liquidity and capital adequacy requirements in Hong Kong, Cayman Islands, and Singapore. We meet our liquidity needs primarily through cash generated by operating activities and capital contribution, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our clients’ confidence, which could result in the loss of client trading accounts, or could cause us to fail to satisfy liquidity requirements of regulatory authorities. In addition, failure to meet regulatory capital guidelines can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights.

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

We collect client information during the account opening and registration process and screens accounts against public databases or collaborates with external service providers to verify client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, to reduce the risk of being subject to complex U.S. laws and regulations, we do not allow U.S. citizens or residents to open an account with us and we require our potential clients to provide their passports or identity cards before account opening. However, if a potential client only provides his PRC identity card, which is usually valid for 10 years or more, and misinforms us that he does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all time. Despite our efforts to exclude persons who reside in jurisdictions where we have no license or permit such as the United States, our provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations. In particular, following the consummation of the Business Combination, as we become increasingly renown in the United States and worldwide, there is no assurance that we will be able to successfully identify and exclude all persons who resides in jurisdictions where we have no license or permit to operate, including the United States. If U.S. citizens and residents were to register on and begin using our platform, we may be subject to the scrutiny of U.S. regulatory agencies and required to comply with applicable laws and regulations in the United States, including the requirements to obtain relevant licenses and permits for providing our products to U.S. citizens and residents. We currently do not intend to apply for such licenses and permits in the United States, and if we determine to do so, there is no guarantee that we will successfully obtain such licenses in a timely fashion, or at all. We could be subject to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

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

Prior to the Business Combination, we are a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with auditing consolidated financial statements as of and for the year ended December 31, 2019, our independent registered public accounting firm and Lion had identified two material weaknesses in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Upon completion of this Business Combination, we became a public company and we are subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with annual report for the fiscal year ended December 31, 2020. During 2020, we have implemented remedial measures to address the material weaknesses identified in 2019. Following the issuance of SEC guidance relating to warrant accounting, on June 11, 2021, our management and our audit committee concluded that, it was appropriate to restate certain of our previously issued financial statements. As part of such process, we identified a material weakness in our internal controls over financial reporting, which has since been remediated.

Although we have already begun implementing remedial measures to address the material weakness, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we cannot conclude that we have been fully remedied. In the future, we may determine that we have additional control deficiencies, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls. Our failure to correct the material weakness or failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act and do not qualify for the carve-out as defined by SEC’s Accelerated Filer and Large Accelerated Filer Definition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting our own independent testing, may issue a report that is qualified if we are not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. CFD trading volumes and insurance contract volumes decreased significantly compared to pre-COVID period, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Customers’ concerns about future unpredictability also caused their trading activity to decline, impacting our CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotions, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, our futures and insurance brokerage businesses were adversely affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets of investors, including our clients, resulting in decreases in overall trading activities and restraint in their investment decisions.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the insurance brokerage, securities and futures brokerage and overall financial service industry, we cannot assure you that we can launch new products and services in a timely manner or that we can maintain the growth rate we have experienced or projected. Because of the uncertainty surrounding it, the financial impact related to the COVID-19 outbreak and the response to it cannot be reasonably estimated at this time, but our financial condition and operating results for 2020 and 2021 were adversely affected.

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

Our headquarters are located in Singapore, where we leased one principal executive office. We also have offices in Hong Kong and Cayman Islands. In addition, some of our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our system and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

For example, from June 2019 to 2020, there had been large and frequent riots in Hong Kong following the forfeited extradition bill, many of which have been violent. The sustained riot caused a material adverse effect on Hong Kong’s economy and social order, which in turn negatively impacted on our insurance agency business as fewer Chinese clients had come to Hong Kong for insurance purchase. There can be no assurance that situation will not rise again in the future. Any future increase in tension or failure to restore public and social order by the Hong Kong government could adversely impact the security and stability of Hong Kong, in particular, Hong Kong’s financial market.

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

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of the Lion’s investments, even though the Lion does not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. The volatility of global stock market may adversely affect our clients’ confidence and willingness in trading and/or investing in the financial market. As a result, our operating results may be subject to significant and unpredictable fluctuations.

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

Although our substantial operations are based in Singapore, Hong Kong and the Cayman Islands, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

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

We are incorporated in the Cayman Islands and conduct all of operations in Singapore, Hong Kong and the Cayman Islands. All of our assets are located outside the United States. Most of our officers and directors are expected to reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Singapore, the Cayman Islands and of the Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Moreover, our board of directors is divided into two classes, namely Class I and Class II. Class I consist of four directors, and Class II consist of four directors. Directors assigned to Class I shall initially serve until the first annual general meeting of shareholders following the effectiveness of our Amended and Restated Memorandum and Articles of Association, or the Articles Effectiveness Date. Directors assigned to Class II shall initially serve until the second annual general meeting of shareholders following the Articles Effectiveness Date. In 2021, we re-elected Class I directors.

Furthermore, our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty five votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale of Class B Ordinary Shares by a holder thereof to any person other than an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Due to the disparate voting powers associated with our dual-class share structure, as of the date of this annual report, the Class B Ordinary Shares constitute 20.89% of our total issued and outstanding share capital, and 86.84% of the aggregate voting power of and total issued and outstanding share capital.

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

As of April 14, 2022, Jian Wang, our chairman of the board and Chunning Wang, our chief executive officer collectively hold approximately 86.91% of our voting power total issued and outstanding share capital. As a result, we are considered as a “controlled company” within the meaning of the Nasdaq Stock Market LLC listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. We currently do not intend to rely on exemptions available to us.

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

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form 20-F), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms. The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above. If we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our ADSs could be issued shortly after our filing of the third consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs or warrants being delisted.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form 20-F in which our auditor for such reports is a PCAOB Identified Firm.

Our current independent accounting firm, UHY LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release. However, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of March 31, 2022, Jian Wang, our chairman of the board and Chunning Wang, our chief executive officer collectively hold a total of 9,843,096 Class B Ordinary Shares and a total of 200,000 Class A Ordinary Shares, representing approximately more than 75% of our voting power total issued and outstanding share capital. Jian Wang and Chunning Wang have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholders, Jian Wang and Chunning Wang may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company.

Risks Related to Our Cryptocurrency Mining Operations

We have a limited operating history in cryptocurrency mining operations, with operating losses as the business has grown. it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.

We began Bitcoin mining in May 2021. We have a limited operating history upon which an evaluation of the business and its prospects can be based. We may be subject to many risks common to new and growing businesses, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. In addition, we noticed that government agencies from different countries are contemplating new rules and laws to regulate cryptocurrency mining operations, which may be even harder to evaluate our cryptocurrency mining operations. There is no assurance that we will be successful in achieving a return on your investment or meeting other metrics of success.

Our future business plan requires substantial expenses in the establishment and operation of our business and there can be no assurance that subsequent operational objectives will be achieved. Our success will ultimately depend on our ability to generate cash from our business. If we do not achieve our operational objectives, and to the extent that we do not generate cash flow and income, our financial performance and long-term viability may be materially and adversely affected. An investment in our securities must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, which could disrupt our normal business operations and our financial performance and adversely affect our business.

Our business operations and reputation depend on our ability to maintain the confidentiality, integrity and availability of data, digital assets and systems related to our business, customers, proprietary technologies, processes and intellectual property. We and our business and commercial partners, such as mining pools, digital asset exchanges and other third parties with which we interact, rely extensively on third-party service providers’ information technology (“IT”) systems, including renewable energy infrastructure, cloud-based systems and on-premises servers (i.e. data centers), to record and process transactions and manage our operations, among other matters.

We and our third-party service providers, partners and collaborators, may in the future experience failures of, or disruptions to, IT systems and may be subject to attempted and successful security breaches or data security incidents. Security breaches or data security incidents experienced by us or our third-party service providers, manufacturers, joint collaborators, or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key systems and IT systems as well as those of our third-party service providers. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. Unauthorized parties may attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means. A successful security breach or security incident may target us directly, or indirectly target or impact us through our third-party service providers, manufacturers, joint collaborators, or other business or commercial partners. A security breach or other security incident at a third-party service provider’s location or ours, or within a third-party service provider’s systems or ours, could affect our control over personal or confidential information or negatively impact our operations and ability to earn revenue.

The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, may adversely affect our business or our reputation and could have a material adverse effect on our financial conditions. In addition, undiscovered vulnerabilities in our products, equipment or services could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, equipment services and business. In the case of such a security breach, security incident or other IT failure, we may suffer damage to our key systems and experience (i) interruption in our services, (ii) loss of ability to control or operate our equipment; (iii) misappropriation of personal data and (iv) loss of critical data that could interrupt our operations, which may adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business. A security breach may also trigger mandatory data breach notification obligations under applicable privacy and data protection laws, which, if applicable, could lead to widespread negative publicity and a loss in confidence regarding the effectiveness of our data security measures. Furthermore, mitigating the risk of future attacks or IT systems failures have resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments. In addition, insurers are currently reluctant to provide cybersecurity insurance for digital assets and cryptocurrency assets and we do not currently hold cybersecurity insurance, therefore, in the event of any such actual or potential incidents, our costs and resources devoted and any impacted assets may not be partially or fully recoverable. Most of our sensitive and valuable data, including digital assets, are stored with third-party custodians and service providers. Therefore, we rely on the digital asset community to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities. There can be no guarantee that these measures and the work of the digital asset developer community will identify all vulnerabilities, errors and defects, or will identify and resolve all vulnerabilities, errors and defects, prior to a malicious actor being able to utilize them. Any actual or perceived data security breach at any of those third-party custodians and service providers could lead to theft or irretrievable loss of our fiat currencies or digital assets, which may or may not be covered by insurance maintained by us or our third-party custodians or service providers.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;

●	substantial outside counsel legal fees and costs;

●	additional compliance and licensure requirements;

●	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	barring of certain employees from participating in our business in whole or in part;

●	orders that restrict or suspend our business or prevent us from offering certain products or services;

●	changes to our business model and practices;

●	delays and/or interruptions to planned transactions, product launches or improvements; and

●	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

We may acquire new mining machines in the future. The price of new miners may be linked to the market price of Bitcoin, and, if the market price of Bitcoin increases, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.

We may acquire new mining machines in the future. The price of new miners may potentially be adjusted according to the price of Bitcoin (e.g. either directly through pricing mechanisms from manufacturers linking hardware prices with the price of Bitcoin or indirectly through increased demand). As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners.

As we incurred significant up-front capital costs when we acquired the miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. If this occurs, our business, results of operations, and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our ADSs.

We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

Although our NFT trading platform, Lion NFT (f/k/a/Meta World) does not accept U.S. users or U.S. citizens, our business may still subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, trust companies, securities, commodities, credit, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. For example, under recommendations from the Financial Crimes Enforcement Network, or FinCEN, and the Financial Action Task Force, or FATF, the United States and several foreign jurisdictions are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. We may face substantial compliance costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. More recently, in December 2020, FinCEN released a proposed rule that would require us to collect personal information from the owners of self-custodied wallets that transfer cryptocurrencies to or receive cryptocurrencies from Coinbase, and report certain transactions to the federal government. There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. As another example, the recent extension of anti-money laundering requirements to certain crypto-related activities by the E.U. Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes for us in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to crypto-related activities is also expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact the our operations in the E.U. Although our current cryptocurrency mining activities are not in the U.S. or the E.U., there is no assurance that we will not subject to the regulations of the U.S. or the E.U. governments in the future due to the highly-evolving regulation environment.

Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. In Australia, the Department of Foreign Affairs and Trade (“DFAT”) is the primary department that both administers and enforces the sanctions regime in Australia. These laws and regulations may be implicated by a number of digital assets activities, including investing or trading. Because of the anonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact when buying or selling digital assets or receive Bitcoin through mining (e.g. transaction fees, or rewards from mining pool), and thus may inadvertently engage in transactions with persons, or entities or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our Ordinary shares.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency.

One or more countries, such as Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency. In some nations, including China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions. Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrencies transactions, cryptocurrencies and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.

Acceptance and/or widespread use of digital assets is uncertain.

Currently, there is a relatively limited use for digital assets in retail and commercial marketplaces, which we believe has contributed to price volatility and could therefore adversely affect an investment in our securities. Banks and other established financial institutions may, and do, refuse to process funds for digital asset transactions, process wire transfers to or from digital asset trading platforms, cryptocurrency-related companies or service providers, and maintain accounts for persons or entities transacting in digital assets. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines digital assets’ role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of digital assets as a medium of exchange and payment method may never achieve widespread adoption. Any such failure or a decline in acceptance and adoption could have an adverse effect on the value of Bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account, which in turn could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The loss or destruction of any private keys required to access our digital assets may be irreversible. If we or any of our custodians are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny, and reputational harm.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any cold wallets containing our digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by a custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies, and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation, and potentially the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and adversely impact our business.

Incorrect or fraudulent digital asset transactions may be irreversible.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, digital asset transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of digital assets or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

The decentralized governance and open-source nature of digital asset networks may cause them to be slow to react to challenges, which could adversely affect the value of the digital asset, and in turn, adversely affect our business.

The networks underlying several digital assets, such as Bitcoin, operate based on an open-source protocol maintained by a group of uncompensated volunteer developers. Consequently, there may be a lack of financial incentive for developers to maintain or develop the network, and the developers may lack the resources to adequately address emerging issues with the relevant digital asset protocol. There can be no assurance that the core developers of a digital asset network will continue to be involved in the network, or that new volunteer developers will emerge to replace them. To the extent that material issues arise with a digital asset protocol and the developers are unable or unwilling to address the issues adequately or in a timely manner, the digital asset may diminish in value or become worthless. In addition, several digital assets, including Bitcoin and other digital assets we may mine or hold, rely on decentralized participants to operate the digital asset network through verifying transactions in digital assets on an ongoing basis. The failure of decentralized participants to continue to maintain a network by verifying digital asset transactions may result in the relevant digital asset losing value or becoming worthless. The occurrence of any failures or malfunctions above could lead to substantial losses for us and, accordingly, adversely impact an investment in our securities.

Digital asset trading platforms may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.

While certain digital assets may be traded through one or more exchanges or trading platforms of varying quality, digital assets as a class do not have a central marketplace for exchange. Digital asset platforms on which digital assets may trade pose special risks, as these platforms are generally new and the rules governing their activities are unsettled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud, and failure than established, regulated exchanges for other products. Digital asset platforms may be start-up businesses with limited institutional backing, limited operating history, and no publicly available financial information.

Digital assets traded on a blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account. Accordingly, we are exposed to credit risk with respect to our counterparties in each transaction, including transactions directly with a counterparty sourced through an exchange or over the counter trading desk, as well as transactions directly with such an exchange. Digital asset exchanges may impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges have been volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect our digital asset holdings and the value of the digital assets we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.

Digital asset platforms are appealing targets for cybercrime, hackers, and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.

There are a limited number of digital asset trading platforms in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative, or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States. While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets and may adversely affect our business and our operations.

We may face risks of internet disruptions, which could have an adverse effect on both the price of digital assets and our ability to operate our business, including Lion NFT platform.

Digital asset networks, and our business of mining cryptocurrencies and operations of our Lion NFT platform, are dependent upon the internet. A significant disruption in internet connectivity could disrupt a digital asset network’s operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies. A broadly accepted and widely adopted decentralized network is necessary for most digital assets networks to function as intended. Features of digital asset networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets, and consequently, their value, as well as our ability to mine digital assets. A significant disruption of internet connectivity (e.g., affecting large numbers of users or geographic regions) could prevent a digital asset network’s functionality and operations until the internet disruption is resolved. A disruption of the internet may affect the functioning of digital asset networks and the use of digital assets.

We may not be able to realize the benefits of forks, and forks in the Bitcoin network may occur in the future that may affect our operations and financial performance.

The future development and growth of Bitcoin is subject to a variety of factors that are difficult to predict and evaluate. As Bitcoin is built on an open-source protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin protocol by a sufficient number of users (known as a “fork”).

The Bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and, as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin or any of its forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.

Historically, speculation over a new “fork” in the Bitcoin protocol has resulted in Bitcoin price volatility and future forks may occur at any time. A fork can lead to a disruption of networks and our IT systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork. Additionally, a fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our Bitcoin mining hardware incompatible with the new Bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.

Shareholders may not receive the benefits of any “airdrops” because we will not be engaged in initial coin offering.

In addition to forks, a digital asset, including Bitcoin, may become subject to a similar occurrence known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that such holders will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. Such airdrops are common on the Ethereum network, but have also occurred (and may continue to occur) on the Bitcoin network. Airdrops may be conducted by sending a token to the holders of set amounts of Bitcoin or to particular public addresses on the Bitcoin network. Or airdrops may involve a user being entitled to claim tokens on a decentralized application, second-layer network or entirely separate digital asset network. As such, a user entitled to receive airdrops may be required to take little or significant actions in order to receive such airdropped tokens. Shareholders may not receive the benefits of any forks.

We have not conducted an initial coin offering and have no plan to be engaged in initial coin offering, therefore, shareholders may not receive the benefits of any “airdrops.”

There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a digital assets trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some digital assets trading platforms are subject to regulation and monitor for illegal activity, because the Bitcoin market itself is unregulated, there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which may have a material adverse effect on our ability to monetize the Bitcoin we mine.

Ownership of Bitcoin is pseudonymous, and the supply of accessible Bitcoin is unknown. Individuals or entities with substantial holdings in Bitcoin may engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, which could disproportionately and negatively affect the cryptocurrency market, result in a reduction in the price of Bitcoin and materially and adversely affect the price of our capital shares.

There is no registry showing which individuals or entities own Bitcoin or the quantity of Bitcoin that is owned by any particular person or entity. It is possible, and in fact, reasonably likely, that a small group of early Bitcoin adopters hold a significant proportion of the Bitcoin that has been created to date. There are no regulations in place that would prevent a large holder of Bitcoin from selling Bitcoin it holds. To the extent such large holders of Bitcoin engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, it could negatively affect the cryptocurrency market and result in a reduction in the price of Bitcoin. This, in turn, could materially and adversely affect the price of our shares, our business, prospects, financial condition and operating results.

We may be affected by price fluctuations in the wholesale and retail power markets.

Our power arrangements may vary depending on the markets in which we operate, and comprise fixed and variable power prices, including arrangements that may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements may be priced by reference to published index prices and, thus, reflect market movements outside of our control.

A substantial increase in electricity costs or a fall in Bitcoin exchange values could render Bitcoin mining ineffective or not viable for us. Market prices for power, generation capacity and ancillary services, are unpredictable. An increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

●	increases and decreases the quantity and type of generation capacity;

●	changes in network charges;

●	fuel costs;

●	new generation technologies;

●	changes in power transmission constraints or inefficiencies;

●	climate change and volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

●	technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

●	federal, state, local and foreign power, market and environmental regulation and legislation;

●	changes in capacity prices and capacity markets; and

●	power market structure (e.g. energy-only vs. energy and capacity markets).

If we are unable to secure power supply at prices or on terms acceptable to us, it would potentially have a material adverse effect on our business, prospects, financial condition and operating results.

Bitcoin miners and other necessary hardware are subject to malfunction, obsolescence, and supply chain risks.

The Bitcoin mining industry has historically seen periodic improvements in the hardware technology used to mine Bitcoin. There is a risk that our current hardware will be superseded by more powerful technology, including Application-specific Integrated Circuits (“ASICs”) with a materially higher hashrate (relative to power consumption), which would make Bitcoin mining with our current hardware less commercially viable.

Further, if we seek to update our existing hardware in response to significant improvements in available Bitcoin mining technology or to replace underperforming or malfunctioning hardware, there is no guarantee that such technology will be available to us, available on commercially acceptable terms, successfully implemented in our operations, or achieve the expected operational performance.

Given the long production period to manufacture and assemble Bitcoin mining hardware and the current global semiconductor chip shortage, there can be no assurance that we can acquire enough Bitcoin mining hardware or replacement parts on a cost-effective basis – or at all – for the maintenance and expansion of our Bitcoin mining operations. We rely on third parties to supply us with Bitcoin mining hardware and shortages of Bitcoin mining hardware or their component parts, material increases in Bitcoin mining hardware costs, or delays in delivery of our hardware orders could significantly interrupt our plans for expanding our Bitcoin mining capacity. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers currently varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and could exceed 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. It is necessary for us to establish and maintain relationships with mining machine manufacturers, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Failure to secure appropriate Bitcoin mining hardware and/or technology could have a significant adverse impact on our ability to operate our business and on our financial position.

Our Bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our Bitcoins could be lost or stolen. Cryptocurrencies are stored in Bitcoin sites commonly referred to as “wallets” by holders of Bitcoins which may be accessed to exchange a holder’s Bitcoin assets. Cold storage refers to any Bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our Bitcoin assets. We hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of Bitcoins. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our Bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

Risks due to hacking or adverse software event.

In order to minimize risk, we have established processes to manage wallets that are associated with our Bitcoin holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our Bitcoin due to an adverse software or cybersecurity event. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys.

Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our Bitcoin assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our Bitcoin mining activities. This would have a material adverse impact on our business and operations.

Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms could have a material adverse effect on us.

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that Bitcoin is a security. The SEC staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, continuously seeking to avoid the need to register under the 1940 Act may limit our ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, the SEC and its staff have taken the position that certain digital assets, including certain stablecoins, fall within the definition of a “security” under the U.S. federal securities laws. We began mining Bitcoins in May 2021, and there were no activities in our mining operations since October 31, 2021. We converted all of the Bitcoins into tether (also known as “USDT”), all of which have been liquidated as of December 31, 2021. We acquired the tether on the Huobi Global exchange, which is not open to U.S. residents, and paid all of the tether (instead of fiat currency) to service providers located in Hong Kong. Accordingly, we believe that the Securities Act does not apply to these transactions. If it is determined that these transactions involved in unregistered offers and sales of securities in the U.S. without an applicable exemption from registration, we may be subject to governmental enforcement actions, litigations, fines and penalties or adverse publicity. If such claims, actions, and litigations are successful, our business and operating results could be harmed, and even if the claims, actions, and litigations are resolved in our favor, these claims, actions, and litigations and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations. The digital assets we hold or plan to hold may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. Should the SEC state that USDT that we held or plan to hold should be deemed to be securities, we may no longer be able to hold any of these digital assets. It would then likely become difficult or impossible for such digital asset to be traded, cleared or custodied in the U.S. through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Our inability to exchange bitcoin for fiat or other digital assets (and vice versa) and to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

Our business and financial condition may be materially adversely affected if we are required to register as an investment company under the 1940 Act.

We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the 1940 Act, a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. To date the SEC and its staff have treated Bitcoin as a commodity, but it is possible that the SEC may deem Bitcoin constitutes an investment security for purposes of the 1940 Act, which might require us to register as an investment company in the future, although we do not believe any of the cryptoassets we will mine are securities. Furthermore, the SEC and its staff have taken the position that certain digital assets, including certain stablecoins, fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission. If we were to register as an investment company, we may be forced to significantly change our structure and operations in order to comply with the substantive requirements of the 1940 Act.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. At this time, we do not believe we are an inadvertent investment company. If we do become an inadvertent investment company in the future, we may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptoasset on hand or liquidating our investment securities or cryptoasset or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating our investment securities or cryptoasset could result in losses. As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Compliance with the requirements of the 1940 Act applicable to registered investment companies may make it difficult for us to continue our current operations or our operations as a company that is engaged in the business of providing trading services and in activities related to Bitcoin mining.

We began mining Bitcoins in May 2021, and there were no activities in our mining operations since October 31, 2021. We converted all of the Bitcoins into tether on the Huobi Global exchange, which is not open to U.S. residents, and paid all of the tether (instead of fiat currency) to service providers located in Hong Kong. We may mine additional Bitcoins in future periods, though we may also sell Bitcoin in future periods as needed to generate cash assets. As of December 31, 2021, we do not hold Bitcoins or tether. Therefore, we believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities.

Risks Related to Our Non-fungible Token Trading and Community Platform

Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.

We launched a non-fungible token (“NFT”) trading and community platform called the Lion NFT platform in the first quarter of 2022. As we expect to expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our service providers do the same. The success of Lion NFT platform requires significant public confidence in our ability, or our service providers, if any, to properly manage customers’ balances and assets and handle large transaction volumes and amounts of customer funds. In addition, we may be dependent on our service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Although the Lion NFT platform does not provide digital wallet services to its users, the Lion NFT platform allows its users to connect and link their own digital wallets, such as Metamask, to the Lion NFT platform, therefore, any failure by us or our service providers to maintain the necessary controls or to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our service providers’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

For example, NFTs raise various intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright, and other right of use issues. The creator of an NFT will often have all rights to the content of the NFT and can determine what rights to assign to a buyer, such as the right to display, modify, or copy the content. To the extent we are directly or indirectly involved in a dispute between creators and buyers on our NFT platform, it could materially and adversely affect the success of our NFT platform and harm our business and reputation. NFTs, and our NFT platform, may also be an attractive target for cybersecurity attacks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT to access and sell the NFT without valid authorization, and the owner of the NFT may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. NFT marketplaces, including our NFT platform, may also be vulnerable to attacks where an unauthorized party acquires the necessary credentials to access user accounts. The safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient. If our NFT platform were to experience any cyberattacks, it could negatively impact our reputation and market acceptance of our platform.

We, or our service providers, may deposit, transfer, and custody customer’s NFT in multiple jurisdictions. In each instance, we are required to safeguard customers’ assets using high-level security standards applicable to our or service providers’ hot and cold wallet and storage systems, as well as our financial management systems. Our security technology will be designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customers’ crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Additionally, transactions undertaken through our platform or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

Although we have our know-your-customer, or KYC procedures to prevent offers and sales of digital assets in the U.S. or to U.S. persons, we face the risks related to our KYC procedures when our clients provide outdated, inaccurate, false or misleading information or use virtual private network to visit the Lion NFT platform.

The Lion NFT platform established a IP blacklist to block the users from U.S. sanctioned countries and the U.S. We also collect client information during the account opening and registration process and screen accounts against public databases or collaborates with external service providers to verify client identity and detecting risks. We have two separate teams conduct our KYC procedure on new clients’ backgrounds and identify manually. We will reject all account applications if there is any U.S. exposure. For example, we will not allow U.S. citizens or residents to open an account with us and we will require our potential clients to provide copies of their passports or identity cards in connection with their account applications. Although we will require our clients to submit documents for proof of their identity for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For instance, if a potential client only provides his or her PRC identity card, which is usually valid for 10 years or more, and misinforms us that he or she does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all time. Despite our efforts to exclude persons who reside in jurisdictions where we have no license or permit such as the United States, our provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before we accept third party payments against the accounts of our clients.

Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations. In particular, following the listing on Nasdaq, as we become increasingly renown in the United States and worldwide, there is no assurance that we will be able to successfully identify and exclude all persons who resides in jurisdictions where we have no license or permit to operate, including the United States. If U.S. citizens and residents were to register on and begin using our platform, we may be subject to the scrutiny of U.S. regulatory agencies and required to comply with applicable laws and regulations in the United States, including the requirements to obtain relevant licenses and permits for providing our products to U.S. citizens and residents. In addition, we may not be able to prevent users from using virtual private network or other high technology measures to circumvent our IP blacklist to visit our websites. We currently do not intend to apply for such licenses and permits in the United States, and if we determine to do so, there is no guarantee that we will successfully obtain such licenses in a timely fashion, or at all. We could be subject to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

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

Risks associated with our recently launched NFT platform, including the regulatory, legal, reputational, commercial, technical, marketing, operational, and other risks related to successfully launching and profitably operating our NFT platform.

In January 2022, we announced the launch of our NFT platform where collectors will be able to purchase MetaWords NFTs and resell the MetaWords NFTs. In the future, the creators on the Lion NFT platform may be able to make blockchain-encrypted design items, such as artwork, available as NFTs for digital purchase through the Lion NFT platform, utilizing BNB. NFTs are digital assets recorded on a blockchain ledger for verification of authenticity and ownership of a unique digital asset, such as artwork. Given the increased scrutiny of digital assets as well as cryptocurrencies for regulatory and anti-money laundering purposes, it is possible that the U.S. and other jurisdictions will engage in increased scrutiny and regulation of NFTs and our business. While NFTs and cryptocurrencies are similar in that both are based on blockchain technology, unlike cryptocurrency units, which are fungible, NFTs have unique identification codes and represent content on the blockchain. The record of ownership of the NFT, which establishes authenticity and may also carry other rights, cannot be duplicated. As NFTs are a relatively new and emerging type of digital asset, the regulatory, commercial, and legal framework governing NFTs is likely to evolve both in the United States and internationally and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, sanctions, and currency, commodity, and securities law implications.

NFTs, and our NFT platform (including our facilitation of transactions in BNB), may also be subject to regulations of the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of Treasury and the Bank Secrecy Act. The nature of many NFT transactions also involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. However, we require our users to provide their identity cards to verify their identities and citizenship at registration. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If NFTs were deemed to be a commodity, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if NFTs were deemed to be a “security,” it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for NFT transactions, sellers of NFTs, and the NFT transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. NFT transactions may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. Our launch and operation of our NFT platform (including our facilitation of transactions in BNB, in connection therewith) expose us to the foregoing risks, among others, any of which could materially and adversely affect the success of our NFT platform and harm our business, financial condition, results of operations, reputation, and prospects. However, the Lion NFT platform establishes a IP blacklist to block the users from U.S. sanctioned countries and the U.S. and does not allow U.S. citizens or residents to open an account with us.

As the market for NFTs is relatively nascent, it is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our NFT platform. Further, market acceptance of NFTs is uncertain as buyers may be unfamiliar or uncomfortable with digital assets generally, how to transact in digital assets, or how to assess the value of NFTs. The launch of our NFT platform also subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch our new NFT platform offering, creator and buyer acceptance, technical issues with the operation of our new NFT platform, and legal and regulatory risks as discussed above. We believe these risks may be heightened with respect to our NFT platform, as NFTs are still considered a relatively novel concept. If we fail to accurately anticipate or manage the risks associated with our NFT platform or with our facilitation of cryptocurrency transactions, or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with our NFT platform or cryptocurrency transactions, our NFT platform may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed.

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

The following diagram illustrates our corporate structure as of the date of March 31, 2022.

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

In January 2021, the Proficient Alpha Acquisition Corp. was renamed to Lion Group North America Corp.

In April 2021, Lion Financial Group Limited acquired Lion Fintech Group Limited from Jian Wang. Lion Fintech Group Limited was incorporated under the laws of British Virgin Islands in February 2017, as a holding company of Royal Lion Investment Limited, a Cayman Islands company, in which we hold 70% voting rights of the shareholders. Royal Lion Middle East DMCC is a wholly-owned subsidiary of Royal Lion Investment Limited. As of the report date, both Royal Lion Investment Limited and Royal Lion Middle East DMCC are dormant.

In May 2021, Lion NFT Limited was incorporated under the laws of British Virgin Islands in which we hold 90% equity interest, as a holding company of Flying Lion Limited, a Cayman Islands company, in which we hold 70% equity interest through Lion NFT Limited. Flying Lion Lab is a team of independent contractors engaged by Flying Lion Limited and is the workshop which designs the NFT products. We conducted our NFT business through Lion NFT Limited. All the products designed by Flying Lion Lab are to be sold at Lion NFT Platform.

Our principal executive office is 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693. The phone number is +65 8877 3871. Our website is https://ir.liongrouphl.com/.

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

Additionally, Lion has developed a professional, experienced SPAC sponsorship team to help guide private companies through their listing journey while creating value for Lion and its shareholders. Lion is also committed to building one of the world’s leading one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplaces and entering the metaverse space through blockchain technology.

Our financial performance decreased significantly from 2019 to 2020, as our revenue decreased from US$18.5 million to US$10.2 million, respectively. We had a loss before income taxes of US$3.4 million in 2020 as compared to an income before income taxes of US$8.3 million in 2019.

Our financial performance increased significantly from 2020 to 2021, as our revenue increased from US$10.2 million to US$27.1 million, respectively. We had a loss before income taxes of US0.77 million in 2021 as compared to an income before income taxes of US$2.6 million in 2020.

Additionally, we have developed a professional, experienced SPAC sponsorship team to help guide private companies through their listing journey while creating value for Lion and its shareholders. We are also committed to building the world’s leading one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering the metaverse space through blockchain technology.

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

Our Business Lines

Our business lines include our (i) CFD trading service, (ii) TRS trading business, (iii) futures and securities brokerage services, (iv) insurance brokerage services and (v) asset management service. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android and PC platforms. See “Our Technology.” Our relevant subsidiaries possess a full securities investment business license in the Cayman Islands as relevant to acting as a broker dealer and market maker and various types of licenses to conduct our business in Hong Kong. See “Licenses”.

In addition, Lion has developed a professional, experienced SPAC sponsorship team to help guide private companies through their listing journey while creating value for Lion and its shareholders. Lion is also committed to building one of the world’s leading one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplaces and entering the metaverse space through blockchain technology.

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

The diagram below illustrates the order execution process for our CFD trading business:

We facilitate a client’s CFD trading in three different ways.

1.	If the trade of a client can be used to naturally hedge against and offset the trades of another client, we will act as a market maker to offer liquidity and pricing for both clients. This type of transactions allows us to generate predictable revenues from commissions (other than forex transactions, for which we typically do not charge any commissions) without assuming any risks caused by market fluctuations. Less than half of our CFD trades in 2021 were of this type. We expect to have more frequent naturally hedged trades in the future as our user base grows and the number of transactions transacted over our platform increases.

2.	When an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives us the potential to generate significant revenues from trading profit if the market develops in favor of our position. Although we would assume risks caused by market fluctuations, our risk management system constantly monitors the market and limits our risk exposure. See “ Risk Management — Business Model Risk — Market Risk.” More than half of our CFD trades in 2021 were of this type.

3.	When an offsetting transaction from another client is not available, we may also act as a broker in arranging trades between the client and third-party market makers. We maintain cooperative relationships with established market makers and exchange’s clearing members, including international wholesale forex trading partners, which give us access to a pool of potential liquidity and ensure that we are able to execute our clients’ desired trades at competitive rates while hedging our net positions and limiting our exposure. This type of transaction allows us to transfer the risks associated with riskier trades to established market makers that have greater risk tolerance, although we would incur additional costs charged by our cooperative market makers. Less than half of our CFD trades in 2021 were of this type.

We generate CFD trading revenue from (i) commissions, (ii) bid/offer spreads, (iii) trading profit and (iv) difference in interest rates.

i.	We charge commissions for all CFD transactions, except for forex transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients. For instance, our commission rates for stock indices, such as the Dow Jones Industrial Average and the Hang Seng Index, range from US$2.25 to US$50 per lot, while our commission rates for commodities, such as gold, soy beans and crude oil, range from US$3 to US$50 per lot.

ii.	We mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii.	We act as a trading principal in certain derivative transactions by taking the position opposite to our clients. In such cases, we are exposed to changes in the value of the underlying product, and the clients’ losses are our gain.

iv.	We automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Our total CFD products trading volume in the year ended December 31, 2021 was 453,687 lots, all of which were leveraged CFD products. As of December 31, 2021, we had 2,866 CFD trading clients, most of which were retail investors.

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

Our TRS trading volume was $1,074 million in 2021. As of December 31, 2021, we had 180 TRS trading clients, all of which were retail investors.

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

Our commission rate is US$1.20 - 40.00 per contract depending on the types of futures products, subject to various discounts that we offer. Our total number of executed futures contracts was 911,693 lots, 738,444 lots, and 1,124,805 lots in 2019, 2020, 2021, respectively. Our futures brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2021, we had 149 futures trading accounts opened with our Hong Kong subsidiary Lion Futures Limited, most of which were retail investors.

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

Our securities brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2021, there were 96 securities trading accounts opened on our platform, most of which were retail investors.

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

Our total number of newly-executed insurance policies was 269, 2, and 15 in 2019, 2020, and 2021 and our total number of renewed policies was 2,607, 2,623, 2,357, respectively. We generated commission income of US$2.6 million, US$1.0 million, and US$0.5 in the same periods, respectively. Our insurance commission income has decreased over the past few years largely due to a significant decrease in PRC residents purchasing insurance policies in Hong Kong. This is caused by more stringent enforcement of foreign exchange controls in China, such as more cumbersome procedures for PRC residents to convert Renminbi into U.S. dollars or Hong Kong dollars to pay insurance premiums in Hong Kong and the imposition of daily limits on electronic payments, as well as the unstable political environment in Hong Kong in 2019 and travel restrictions imposed due to COVID-19 since 2020, which discouraged PRC residents from purchasing insurance in Hong Kong.

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

NFT Business

In January 2022, we launched our NFT business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of our NFT trading platform, namely the Lion NFT platform (f/k/a/ Meta World). We created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. MetaWords characters serve as the basic units of the MetaWords language system. MetaWords works are excerpts drawn from Mr. Xu’s artwork Book from the Ground. The sales were conducted through an online auction and blind boxes direct sell on the Lion NFT platform in January 2022. We sold in an aggregate of six MetaWords NFTs created by us by the auction in the amount of 197 wrapped BNB, and 2,742 blind-boxes which includes MetaWords NFTs at 0.40 BNB per unit for a total amount of 749 BNB, net of the consideration paid to customers of 348 BNB in form of incentive credits. Total sales of character NFTs and blind boxes were approximately $438,000 USD at the spot token price upon the completion of the sale. The profits generated from the Lion NFT platform will be retained by Flying Lion Limited, a Cayman Islands company, one of our subsidiaries, as working capital. We conduct our NFT business through Flying Lion Limited. We hold 70% equity interest in Flying Lion Limited through Lion NFT Limited, a British Virgin Islands company, in which we hold 90% equity interest.

The users can resell the MetaWords NFTs to other users on the Lion NFT platform, or MetaWords Resale. For the MetaWords Resale conducted on the Lion NFT platform, we charge 5% of the purchase price as the authorization fee for Xu Bing’s artwork; 5% of the purchase price as the licensing fee for the author; and 2.5% of the purchase price as the transaction fee. Lion is the author for MetaWords NFTs. The commissions are collected in the form of BNB tokens when the users buy and sell MetaWords NFTs on the Lion NFT platform. As of March 31, 2022, the fees abovementioned we are entitled to such MetaWords Resale were de minimis. In addition, we also launched a MetaWords NFT creation tool, giving users the ability to create their own MetaWords character NFTs. Once approved by the Lion NFT platform, the MetaWords character NFT created by our users can be traded on the Lion NFT platform. We will charge 2.5% of the purchase price as the transaction fee and 5% of the purchase price as the authorization fee for Xu Bing’s artwork. The author of the MetaWords NFTs will be able to receive 5% of the purchase price as the licensing fee for future resale.

Pursuant to an industry report of iResearch, by February 21, 2022, the business volume of NFT has accumulated to USD25.15 billion. Axie Infinity ranks the first with total sales volume of USD4 billion, which composes 15.9% of NFT sales volume. It is followed by CryptoPunks, Bored Ape Yacht Club, Art blocks and NBA Top Shot. Top 5 collections capture nearly 50% market share.

SPAC Sponsorship

In March 2021, we commenced the sponsorship of two SPAC companies, in cooperation with other parties. As of March 31, 2022 the SPAC companies are in the process of IPOs. We intend to build a professional SPAC sponsorship team, evolve and develop SPAC sponsorship into a key business segment with plans to sponsor at least one more SPAC by the end of 2022. We expect to derive gain from the appreciation of founder shares upon each SPAC’s initial public offering, and derive gains or losses from the further appreciation or depreciation of founder shares following each SPAC’s merger transaction, at the cost of sponsor’s risk investment.

Cryptocurrency Mining

We commenced Bitcoin mining operations in China in late May 2021 and have temporarily ceased our Bitcoin mining operations at the end of October 2021. We may resume our Bitcoin mining activities in the future. We operated a fleet of 5,000 Bitmain’s model S9 Hydro Antminers, with a theoretical maximum total hash rate capacity of 90 PH/s (petahash) deployed as of today. For the six months ended June 30, 2021, we recognized revenue of US$0.2 million from cryptocurrency mining business. Subsequently we have been and will continue to actively seek for low-cost electricity and sustainable energy mining facilities in different regions worldwide. We closely monitor our Bitcoin mining operation on a daily basis. All the mined Bitcoins have been distributed by Antpool to our cold wallets. We stored the mined Bitcoins in hardware wallets (or known as cold wallets), which were safeguarded in the safety boxes in our office. The keys and passwords of the safety boxes are separately held by our different staffs. We held the mined Bitcoins and converted into USDT when it is commercially justified.

In the context of the China’s continuous and greater efforts on energy conservation and emission reduction, the large amount of electricity required for mining is becoming increasingly inaccessible. Lately in September 2021, China’s National Development and Reform Commission, People’s Bank of China and several other ministerial departments jointly issued administrative notices on restricting the development of mining activities and preventing the derived financial risks related to cryptocurrency trading hype. The administrative measures included in the notices are aimed at restraining the supply of electricity to the mining business, and ultimately prompting existing mining facilities to gradually withdraw from the mining business. We voluntarily ceased our Bitcoin mining operations at the end of October 2021, in response to the hiked electricity cost as well as to the change of the regulatory environment in the PRC. We did not receive any penalty or notice from the PRC governments as a result of the recent development of the PRC crackdown on cryptocurrency mining activities. Currently, we are actively seeking low-cost electricity and sustainable energy mining facilities in different regions around the world (outside China) with a stable regulatory environment to conduct cryptocurrency mining activities. Once we locate a region that our management believes that it will meet our criterion, we will move our bitcoin mining units and resume bitcoin mining activities there.

Pursuant to an industry report of iResearch, from the summer of 2021, the U.S. is the number one consumer of Bitcoin energy, making up over a third at 35% with China’s share crashing to 0%. As a result of China’s recent crackdown on bitcoin mining, Canada is the second largest producer of hydroelectricity in the world. Hydroelectricity accounts for 59.3 per cent of the country’s electricity supply.

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

User Interface

Mobile Apps

As of December 31, 2021, we had five mobile apps, including “Lion Brokers”, “MetaTrader”, “Lion International Transactions App 狮子国际交易宝” and “易星 Estar”, that allowed our users with different preferences to trade stocks, futures and CFDs in an efficient, secure, reliable and user-friendly manner. The table below sets forth our various apps and their respective products or service offerings and operating entities.

Mobile App/Tool	Products/Services	Operating Entity
“Lion Broker Elite”	TRS (Total Return Swap) Trading	Lion Brokers Limited

“Lion Brokers”	CFD (Futures and Derivatives)	Lion Brokers Limited

“MetaTrader”	CFD (Foreign Exchange)

“Lion International Transactions App 狮子国际交易宝”	Securities	Lion International Securities Group Limited

“易星Estar”	Futures	Lion Futures Limited

We have recently consolidated “Lion Brokers” and “MetaTrader” into an all-in-one Lion Brokers Pro app, which launched in April 2020, and allow users to remotely open accounts with our Cayman Islands licensed subsidiary and trade all of the products that are carried by our Hong Kong and Cayman licensed subsidiaries. The original mobile apps “Lion Brokers” and “MetaTrader” will gradually be phased out once most users transition to the new Lion Brokers Pro app, which is still being improved. The mobile apps “狮子国际交易宝” and “易星 Estar” will remain available for users who wish to maintain their securities and futures brokerage trading accounts in Hong Kong.

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

Our Blockchain Technology

Our Lion NFT Platform is a decentralized marketplace for trading and exchange of NFTs, including the MetaWords. The NFT smart contracts are deployed on Binance Smart Chain (“BSC”), which is compatible with Ethereum. The smart contracts are based on the ERC721 and ERC1155 protocol, which contains the functions of selling and auction and adds the fee collection model. The Lion NFT Platform is connected with our KYC system, which allow us to verify the identity of the users before they trade in Lion NFT Platform.

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

Business Strategy Risk

We face the risk of failure to formulate or implement an appropriate business strategy. Our board is responsible for formulating our global business strategies, while our senior management is responsible for implementing such strategies. Our board evaluates macro-economic conditions in key jurisdictions, such as the United States, the PRC, the Cayman Islands, Hong Kong and Singapore and formulates strategic plans accordingly. Our senior management initiates strategic movement and convenes regularly to discuss the ongoing implementation of such strategies. For instance, considering stable political policies, economic growth and social environment, along with a low tax rate in Singapore, we relocated our headquarters to Singapore in March 2022. We carefully review the performance of each of our business lines and decide which segment or area we will continue to invest in. We also engage external consultants with proper expertise to assist with our strategic planning and market research.

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

Our Clients and Users

Our Trading Platform

Our clients are mostly well-educated and affluent Chinese investors living in or outside the PRC. These individuals are usually sophisticated investors with relatively high risk tolerance. We also had one active institutional client in Hong Kong that use our futures trading service as of December 31, 2021.

We have experienced significant growth in the number of clients in the past few years. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 5,261 as of December 31, 2021. As of December 31, 2021, we had 5,261 active revenue-generating accounts in total, including 149 accounts for futures trading, 96 accounts for securities trading, 2,866 accounts for CFD trading, 180 accounts for TRS trading and 1,970 accounts for insurance products.

Our Lion NFT Platform

As of March 31, 2022, the Lion NFT platform has 198 verified users.

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

Intellectual Property

We rely on a combination of trademarks, software copyrights and trade secrets, as well as confidentiality procedures and contractual provisions with our employees and others, to protect our intellectual properties. As of December 31, 2021, we had obtained one trademark in Singapore and one in Hong Kong, and acquired 11 copyrights related to our trading software programs Our intellectual properties are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from the competitors in the market. As our brand name becomes increasingly recognized among the general public, we will further enhance the protection of our intellectual properties.

Competition

Our Trading Platform

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

Our Lion NFT Platform

We created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. The deployment at BSC charges a lower gas fee for our users when compared to other NFT projects deployed at Ethereum.

Employees

We had a total of 38 employees in Hong Kong and Singapore as of December 31, 2021. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

Facilities

Our headquarters are located in Singapore, where we leased one principal executive office. We also have offices in Hong Kong and the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2021, our leased office space was 13,991 square feet in aggregate, including 12,780 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Seasonality

While seasonal fluctuations are not likely to affect our business in the future, historically, we have experienced fluctuations based on trading volume of our key clients, see “Item 3. Key Information –D. Risk Factor – We derived a substantial portion of revenue from a small number of key clients.” Our revenue also depend substantially on our client’s trading volume, which are influenced by the general trading activities of the market, see “Item 3. Key Information –D. Risk Factor – Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

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

Licenses

We must obtain various licenses to conduct our business. The table below sets forth the licenses we possess in the Cayman Islands and Hong Kong.

Jurisdiction	License Type	Entity Name
Cayman Islands	CIMA Full Securities Investment Business License(1) (as relevant to broker dealer and market maker)	Lion Brokers Limited

Hong Kong	HKSFC Type 1 License for Dealing in Securities	Lion International Securities Group Limited
	HKSFC Type 2 License for Dealing in Futures Contracts	Lion Futures Limited
	HKSFC Type 4 License for Advising on Securities	Lion International Securities Group Limited and Lion Asset Management Limited
	HKSFC Type 5 License for Advising on Futures Contracts	Lion Futures Limited
	HKSFC Type 9 License for Asset Management	Lion Asset Management Limited
	Hong Kong Insurance Broker License by the Professional Insurance Brokers Association	BC Wealth Management Limited

Singapore	Capital Markets Services (CMS) License	Lion International Financial (Singapore) Pte. Ltd.

(1)	Only includes regulatory permissions to act as a “broker dealer” and “market maker”.

Compliance

We operate in highly-regulated industries and must comply with all applicable regulatory requirements in the jurisdictions in which we operate. We (in particular Lion Brokers Limited) are regulated by the CIMA in the Cayman Islands, the HKSFC, the Hong Kong Insurance Authority and Hong Kong Customs and Excise Department in Hong Kong. We (in particular Lion Brokers Limited) must submit annual audit reports to the CIMA and HKSFC and are subject to their periodic inspections. There has been no material non-compliance issue identified in any of the regulatory inspections that has not been appropriately rectified. We have not been subject to any other administrative penalty or fine that, individually or in the aggregate, in the opinion of our management, would be reasonable expected to have a material adverse effect on our results of operations or financial condition.

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

KYC

We employ various measures to ascertain the identity and understand the background of each of our prospective clients before establishing business relationships with them. These measures include, among others, checking potential clients, passports or identity cards, maintaining a robust file management system in which client files are retained and corresponding reference numbers and relevant details are recorded to the extent practicable, interviewing prospective clients personally as appropriate and needed and verifying the identities of the directors or partners of our prospective institutional clients. To reduce the risk of being subject to complex U.S. laws and regulations, we do not allow U.S. citizens or residents to open an account with us. We have two separate teams conduct our KYC procedure on new clients’ backgrounds and identify manually and will reject all account applications if there is any U.S. exposure. However, our KYC procedures may not be able to effectively identify all U.S. citizens and residents at all time. See “Risk Factors — Risks Related to Our Business and Industry — We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.” In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before we accept third party payments against the accounts of our clients. Besides that, we have explicitly excluded the U.S. market and the U.S. residents from our scope of business and services at the application of CIMA Full Securities Investment Business License with the CIMA. We shall reapply the CIMA Full Securities Investment Business License with the CIMA provided that we have any change in our business scope.

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

If CIMA knows or has reasonable ground to believe that a licensee (a) is or appears likely to become unable to meet its obligations as they fall due; (b) is carrying on business fraudulently or otherwise in a manner detrimental to the public interest, to the interest of its clients or creditors; (c) has contravened any provision of SIBA or any regulations made under SIBA, or of the Anti-Money Laundering Regulations of the Cayman Islands (Revised) (the AML Regulations); (d) has failed to comply with a condition of its license; (e) has not conducted the direction and management of its business in a fit and proper manner, or has senior officers, managers or persons who have acquired ownership or control who are not fit and proper persons; or (f) has failed to comply with any lawful direction from CIMA, CIMA may take a broad range of enforcement actions including and not limited to: (i) revoking the license; (ii) imposing conditions or further conditions on the license or amending or revoking such conditions; (iii) applying to the court for an order which is necessary to protect the interests of the clients or creditors of the licensee including an injunction or restitution or disgorgement order; (iv) publishing the breach by the licensee in official publications; (v) at the expense of the licensee, requiring that an auditor’s report be submitted to CIMA on the licensee’s AML systems and procedures for compliance with the AML Regulations; (vi) requiring the substitution of any director or officer of the licensee, or the divestment of ownership or control; (vii) at the expense of the licensee, appointing a person to advise the licensee on the proper conduct of its affairs and to report to CIMA thereon; (viii) at the expense of the licensee, appointing a person to assume control of the licensee’s affairs who shall have all the powers necessary to administer the affairs of the licensee including the power to terminate the securities investment business of the licensee; (ix) in the case of a reasonable belief that the licensee has materially contravened the AML Regulations, reporting the same to the Director of Public Prosecutions; or (x) requiring such action to be taken by the licensee as CIMA reasonably believes necessary for dealing with the circumstances set out in (a) to (f) of this paragraph.

In addition, CIMA may cancel a license if the licensee has ceased, or wishes to cease, to carry on securities investment business, or has not commenced business within one year of the date of the grant of the license.

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

Singapore

As we provide online brokerage services in Singapore through our subsidiary, Futu Singapore Pte. Ltd., our business operations are subject to the laws of Singapore. The key laws and regulations which relate to our business and operations in Singapore are summarized as follows:

Regulatory Requirements under the Securities and Futures Act

The Securities and Futures Act 2001, or the SFA, is the principal legislation regulating activities and institutions in the securities and derivatives industry in Singapore.

The SFA is administered by the Monetary Authority of Singapore, or the MAS, which is Singapore’s central bank and integrated financial regulator. As an integrated financial supervisor, the MAS has oversight of all financial institutions in Singapore, including banks, insurers, capital market intermediaries, and financial advisors. To this end, the MAS also establishes rules for such financial institutions which are implemented through legislation, regulations, directions and notices. MAS guidelines are also formulated and published to encourage best practices among financial institutions in Singapore.

In particular, Part 4 of the SFA provides for the licensing and regulation of certain regulated activities typically carried out by capital markets intermediaries.

Types of Regulated Activities under Part 4 of the SFA

Part 4 of the SFA governs the conduct of regulated activities typically carried out by capital market intermediaries. Under Section 82(1) of the SFA, a person carrying on business in a regulated activity is required to hold a Capital Markets Services License, or CMSL, issued by the MAS, unless an exemption applies. The CMSL system is a modular licensing system, in that an entity will hold one single CMSL covering the different types of regulated activities under the SFA which it engages or intends to engage in.

The categories of activities regulated under the SFA are set out under Part 1 of the Second Schedule to the SFA as follows:

(1)	dealing in capital markets products;

(2)	advising on corporate finance;

(3)	fund management;

(4)	real estate investment trust management;

(5)	product financing;

(6)	providing credit rating services; and

(7)	providing custodial services.

It is an offense for a person to carry on business, or hold himself out as carrying on business, in any regulated activity without the appropriate license issued by the MAS.

In addition, where a CMSL has been granted by the MAS, the grant may be subject to such conditions and restrictions as the MAS thinks fit. It is an offence for a person to contravene any such condition or restriction in the license.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

D.	Property, Plants and equipment

Our headquarters are located in Singapore. We also maintained offices in Hong Kong, where we leased one office and one technology support office. We also have offices in the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2021, our leased office space was 13,991 square feet in aggregate, including 12,780 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) futures and securities brokerage services, and (iv) insurance brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients in Hong Kong that use our futures trading service.

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

Additionally, Lion has developed a professional, experienced SPAC sponsorship team to help guide private companies through their listing journey while creating value for Lion and its shareholders. Lion is also committed to building one of the world’s leading one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplaces and entering the metaverse space through blockchain technology.

Recent Developments

COVID-19 Impact

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions worldwide. Governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices and factories around the world. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Since December 2021, there has been a recurrence of COVID-19 outbreaks in China and Hong Kong due to the Delta and Omicron variants. Like most companies, our various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly since the beginning of 2020, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated to making such transactions. Meanwhile, our insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. We cannot reasonably estimate the related financial impact to our future financial results given the uncertainties surrounding the duration of the outbreak. We continue to closely monitor the impact and navigate the significant challenges created by the COVID-19 pandemic.

Granted Trading License in Singapore

On October 4, 2021, our subsidiary, Lion International Financial (Singapore) Pte. Ltd. (“Lion Singapore”), was granted a Capital Markets Service License (“CMS License”) from the Monetary Authority of Singapore. The CMS License allows Lion Singapore to deal in exchange-traded derivatives contracts, over-the-counter derivatives contracts and spot foreign exchange contracts for the purposes of leveraged foreign exchange trading. Due to Singapore’s COVID resurgence in the fourth quarter of 2021 and the beginning of 2022, we have not started operations in Singapore yet.

Cryptocurrency Mining and Our Cryptocurrency Holdings

We commenced Bitcoin mining operations in China in late May 2021 and have temporarily ceased our Bitcoin mining operations at the end of October 2021. We plan to resume our Bitcoin mining activities in the future. We operated a fleet of 5,000 Bitmain’s model S9 Hydro Antminers, with a theoretical maximum total hash rate capacity of 90 PH/s (petahash) deployed as of today. For the year ended December 31, 2021, we recognized revenue of US$1.7 million from Bitcoin mining business. Subsequently we have been and will continue to actively seek for low-cost electricity and sustainable energy mining facilities in different regions worldwide. We closely monitor our Bitcoin mining operation on a daily basis. All the mined Bitcoins have been distributed by Antpool to our cold wallets. We stored the mined Bitcoins in hardware wallets (or known as cold wallets), which were safeguarded in the safety boxes in our office. The keys and passwords of the safety boxes are separately held by our different staff. We held the mined Bitcoins and converted into USDT when it is commercially justified.

In the context of the China’s continuous and greater efforts on energy conservation and emission reduction, the large amount of electricity required for mining is becoming increasingly inaccessible. Lately in September 2021, China’s National Development and Reform Commission, People’s Bank of China and several other ministerial departments jointly issued administrative notices on restricting the development of mining activities and preventing the derived financial risks related to cryptocurrency trading hype. The administrative measures included in the notices are aimed at restraining the supply of electricity to the mining business, and ultimately prompting existing mining facilities to gradually withdraw from the mining business. We voluntarily ceased our Bitcoin mining operations at the end of October 2021, in response to the hiked electricity cost as well as to the change of the regulatory environment in the PRC. We did not receive any penalty or notice from the PRC governments as a result of the recent development of the PRC crackdown on cryptocurrency mining activities. Currently, we are actively seeking low-cost electricity and sustainable energy mining facilities in different regions around the world (outside China) with a stable regulatory environment to conduct cryptocurrency mining activities. Once we locate a region that our management believes that it will meet our criterion, we will move our bitcoin mining units and resume bitcoin mining activities there.

As of December 31, 2021, we have no Bitcoin and no USDT on our balance sheet. We began mining Bitcoin in May 2021 and there were no activities in our mining operations since October 31, 2021. From May 2021 to October 2021, we mined approximately 37.884 Bitcoins, and we converted all of our mined Bitcoin at an average price of USDT 45,567 per Bitcoin. As of December 31, 2021, we have liquidated all the USDT. We expect to mine additional Bitcoin in future periods, though we may also sell Bitcoin in future periods as needed to generate cash assets. As at the date of this annual report, our Bitcoin mining operations is immaterial to our operations and the cryptocurrency that we hold is less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, the SEC has so far refused to permit the listing of any bitcoin-based exchange traded funds, citing, among other things, concerns regarding bitcoin market integrity and custodial protections. It is possible that the SEC could take a contrary position to the one taken by its senior officials or a federal court could conclude that bitcoin is a security. Such a determination could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and also may require us to substantially change the manner in which we conduct our business. In addition, if Bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by those laws could adversely affect the market price of bitcoin and in turn adversely affect the market price of our ADSs. Furthermore, the SEC and its staff have taken the position that certain digital assets, including certain stablecoins, fall within the definition of a “security” under the U.S. federal securities laws.

Launch of NFT Marketplace and Entry into Metaverse Space

In January 2022, we launched our NFT business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of our NFT trading platform, namely the Lion NFT platform (f/k/a/ Meta World). Lion NFT platform aims to become one of the world’s top one-stop full service, cross-chain, high-expansion NFT marketplace, allowing users to connect and trade with their digital currency. From exploration and creation to pricing, buying and selling, the platform establishes a comprehensive industry chain that uses blockchain to encrypt artworks such as photographs, videos, audios and 3D pieces, as well as other relevant information to generate NFTs. Our deployment into the NFT industry lays a solid foundation to enter the metaverse field. We have performed KYC check on the identity of the registered users since the launch and have blocked all U.S. persons from accessing the platform. We did not issue or sell MetaWords NFTs to U.S. persons in January 2022 and blocked U.S. persons from registering on the Lion NFT platform. We will also keep tracking users’ IP addresses and block visitors with a U.S. IP address.

The Lion NFT platform is an online marketplace where user customers can mint, buy, and sell their own NFT assets. Users who mint original NFT assets are called the creator, who is the initial owner of the NFT assets. After minting, the NFT assets are automatically transferred into the creator’s digital wallet through blockchain network. The transaction is proved by the blockchain technology and network. The creator can sell his/her NFT assets to other users on our platform, called buyers. After the transaction, the NFT assets will be transferred to the buyer’s wallet and the buyer pays the price listed on the marketplace.

The Lion NFT platform does not provide digital wallet services or NFT assets storage services to its users, but the Lion NFT platform allows the users to connect and link their own digital cryptocurrency wallets, such as Metamask, to the Lion NFT platform. For example, the users store the NFT assets, including the MetaWords NFTs issued by us in January 2022, in their cryptocurrency wallets. The third-party digital cryptocurrency wallets normally have two main components: a public key and a private key. The ownership of any digital asset is linked to a public key. A digital cryptocurrency wallet’s public key is considered to be a wallet address, an identifier of the wallet that can be shared like a traditional account number. By contrast, a digital cryptocurrency wallet private key is similar to a personal identification number (PIN-code) that secures the wallets. The private key is used to execute transactions and decrypt data, and at all times must be stored offline and kept private. The security of a wallet depends on how much access is granted to a private key. If a private key is forgotten, lost, or compromised by a third party such as crypto custodians, all crypto assets and NFTs in the wallet can potentially be stolen. On the Lion NFT platform, a wallet owner complete control of the safety of the crypto assets by storing the private key. A wallet grants all access to funds and operations to a user. Particularly, a private key is stored by the user and not accessible by a third party. Thus, the responsibility to save and protect passwords, also known as mnemonic phrases, lies entirely with wallet owners. If a user loses or forgets the password, access to a wallet will be permanently unavailable.

In August 2021, Lion announced its strategic partnership with Dawa Technology, one of China’s largest communities for VR, AR, XR developers and content creators, to jointly innovate and develop the Metaverse AI tool – “Cloud Production Platform”, and establish a new form of digital market in Metaverse. The Metaverse AI tool will facilitate the creation of the virtual world, making it faster and more convenient.

Revenue from the Lion NFT Platform

We created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. The sales were conducted through an online auction and blind boxes direct sell on the Lion NFT platform in January 2022. We sold in an aggregate of six MetaWords NFTs created by us by the auction in the amount of 197 wrapped BNB, and 2,742 blind-boxes which includes MetaWords NFTs at 0.40 BNB per unit for a total amount of 749 BNB, net of the consideration paid to customers of 348 BNB in form of incentive credits. We record revenue on a gross basis of the sale price, net of considerations paid to the users as the incentive, and collected in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of character NFTs and blind boxes (the “MetaWords Primary Sale”).

The users can resell the MetaWords NFTs to other users on the Lion NFT platform, or MetaWords Resale. For the MetaWords Resale conducted on the Lion NFT platform, we charge 5% of the purchase price as the authorization fee for Xu Bing’s artwork; 5% of the purchase price as the licensing fee for the author; and 2.5% of the purchase price as the transaction fee. Lion is the author for MetaWords NFTs. The commissions are collected in the form of BNB tokens when the users buy and sell MetaWords NFTs on the Lion NFT platform. We may record three types of fees abovementioned when applicable on a net basis, and earned revenue based on a specific percentage of the gross sale value as the subsequent sales occur. As of the date of this annual report, 2022, the fees abovementioned we are entitled to such MetaWords Resale were de minimis. In addition, we will launch a MetaWords NFT creation tool in APP version, giving users the ability to create their own MetaWords character NFTs. Once approved by the Lion NFT platform, the MetaWords NFT created by the users can be traded on the Lion NFT platform. We will charge 2.5% of the purchase price as the transaction fee and 5% of the purchase price as the authorization fee for Xu Bing’s artwork. The author of the MetaWords will be able to receive 5% of the purchase price as the licensing fee for future resale.

Due to the lack of physical substance, we consider MetaWords NFTs that we created meet the definition of intangible assets and would generally be accounted for under ASC 350 Intangibles — Goodwill and Other. The useful life is indefinite according to ASC 350-30-35-4. On the other hand, for NFTs held by users, Lion NFT platform neither provides custody services directly or indirectly, nor do we have control of these digital assets or any related liability. They are off-balance sheet to our financial statements.

As of the date of this annual report, besides the suspended crypto mining operations and NFTs, we do not have other revenue-generating activities in digital assets. As of December31, 2021, we have liquidated all the Bitcoins and USDT and held no digital assets on hand.

Factors Affecting Our Performance

We believe that our results of operations are affected by the following factors.

The demand for our services and the economic and political conditions in global markets

Our principal businesses are providing CFD trading, TRS trading and futures brokerage services to our clients. Our results of operations are directly affected by the demand for such services of our existing and potential clients, which are predominantly Chinese investors living both in and outside of China. Their demand for our services arises from the progressive increases of their investable assets and willingness to allocate more of these assets into global financial markets.

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

Our financial performance is prone to changing global market conditions, especially the fluctuation and volatility of trading activities on major exchanges worldwide. Since the first half of 2020, global market reacted to a series of unpredictability such as COVID-19, oil price, and heightened trade and geopolitical tensions with fluctuation and volatility, repeatedly triggering market wide circuit breaker. Recently, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. These and other economic factors could materially and adversely affect demand for our products and services.

Number of users and transaction volumes

We historically derive our revenue mainly from commissions, bid/offer spreads, trading profit and difference in interest rates for transactions on our platform. Generally speaking, the larger the number of transactions carried out on our platform, and the larger the size of those transactions, the greater will be our revenue. We generated a substantial portion of our revenue from a small number of key clients and revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 4,047 as of December 31, 2019, and continued to increase to 5,010 as of December 31, 2020 and 5,261 as of December 31, 2021. Among our total 5,261 revenue-generating client accounts, 54% of accounts are CFD trading accounts which increased from 1,843 in 2019, 2,668 in 2020 to 2,866 in 2021.

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

New Geographic expansion plans

We plan to strengthen our leading position in key markets, such as Greater China, by retaining active users, reactivating dormant accounts, obtaining new customers and enhancing service quality. We hope to increase our market share by penetrating into new geographic areas, such as Southeast Asia.

We obtained the official approval from the Monetary Authority of Singapore for the Capital Markets Services (CMS) license application in October 2021 and relocated our headquarter to Singapore in the first quarter of 2022, representing the next tranche of its strategic plan to expand in Southeast Asia.

Investment in technology and talent

We invest heavily in technology. Before 2021, we outsourced our research and development to a dedicated team based in Hangzhou, China which has made great efforts in building an integrated internet trading platform that is accessible through our all-in-one Lion Brokers Pro app. In December 2020 and September 2021, we entered into two asset acquisition agreements with Hangzhou Lanlian Technology Co., Ltd, to acquire various copyrighted trading software programs including market quotes system, operation and trading system and risk management system. We believe that the fast and reliable order execution and smooth user experience will enhance our customer stickiness and stimulate our revenue growth.

In addition, there is a strong demand in Hong Kong and China’s online trading service industry for talented and experienced personnel. We must recruit, retain and motivate talented employees by offering competitive compensation, including share-based compensation.

Effectiveness of cost control measures

Our results of operations depend on our ability to manage our costs and expenses. The commission expenses and interest rates we pay to our business partners, such as prime brokers and clearing houses, have historically constituted a significant portion of our total expenses. For us to maintain and expand our profitability, we must make sure that our commission expenses remain at a reasonable or reduced level while our own commissions and fees stay at comparable or higher rates. This will depend on going market rates and our ability to successfully negotiate with our partners. We believe that as our user base and our platform continue to grow, that we will have greater leverage in dealing with our business partners, allowing us to negotiate improved commission rates and interest rates.

We have incurred substantial research and development expenses, and expect to incur additional significant expenses relating to future development, maintenance and operation of our technology infrastructure and project-based expenditures.

Regulatory environment and compliance

We operate in highly regulated industries across multiple jurisdictions, especially in the Cayman Islands and Hong Kong. If any of the relevant regulatory authorities, such as the Cayman Islands Monetary Authority (CIMA), the Hong Kong Securities and Futures Commission (HKSFC), and Monetary Authority of Singapore, introduce new regulations or impose greater restrictions on us, we may incur additional compliance costs. Certain changes could further cause us to change our business model or transactional processes to comply with these new requirements. We may also be subject to new taxes or cumbersome reporting obligations, which will bring heavier financial burden to us. If we fail to comply with any of the applicable regulations, we may be subject to monetary penalties, which would also affect our results of operations. Further, if we expand into new markets such as Southeast Asia, our operations in those markets will be subject to local regulations which could also prove burdensome. In addition, governmental policies and regulatory environment such as any capital control measures that impose restrictions on cross-border transfer also affect our business and results of operations.

Factors Specific to Bitcoin Mining Business

-	Market Value of Bitcoin

We derived a portion our revenues from Bitcoin mining. We commenced Bitcoin mining operations in southwest China in late May 2021 and have temporarily ceased our Bitcoin mining operations at the end of October 2021. We may resume our Bitcoin mining activities in the future. While we liquidated all of the mined Bitcoins, our operating and financial results could be affected by the fluctuations in the value of Bitcoin. In periods of rising Bitcoin price, we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments.

As Bitcoin price increases, additional mining machines are deployed by miners, leading to increased hashrate in the overall network. Because the number of blocks mined are relatively fixed over time, increased hashrate increases mining difficulty and adversely affects our revenue and margins. Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals as described below. These adjustments have had and will continue to have material effects on our operating and financial results.

While the supply of Bitcoin is capped, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this annual report, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. Further, a large portion of Bitcoins are currently held in a concentrated number of wallets by so-called “whales” and they can disrupt market order and cause fluctuations in Bitcoin price.

As noted, there are various factors at play that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business. See “Risk Factors — Risks Related to Our Cryptocurrency Mining Operations.”

-	Halving

Further affecting the digital asset mining industry, and particularly relevant to the Bitcoin blockchain, is the fact that the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” The halving mechanism results in an ever-decreasing issuance rate of bitcoin.

For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block. The bitcoin blockchain has undergone halving three times since its inception as follows: (1) on November 28, 2012 at block 210,000; (2) on July 9, 2016 at block 420,000; and (3) on May 11, 2020 at block 630,000, when the reward was reduced to its current level of 6.25 bitcoin per block. The next three halving events for Bitcoin are expected to take place in 2024 at block 840,000 (when the reward will reduce to 3.125), in 2028 at block 1,050,000 (when the reward will reduce to 1.5625), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125). This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million and the theoretical supply of new bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of bitcoin, and potential increases or decreases in prices in advance of or following a future halving are unknown. While bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.

-	Efficiency of Mining Machines

The Bitcoin mining industry is ushering in an era of digital gold rush. To mine Bitcoins more efficiently and profitably, miners are racing to secure the best mining technology, the largest mining capacity, and the cheapest source of energy. As mining capacity increases, we will have to correspondingly increase our own mining capacity relative to the overall network — all else being equal — to maintain the same amount of revenue.

While we are focused on expanding our capacity, we are also committed to mining sustainably and efficiently with an eye towards return on investments. The majority of our historical capital expenditures have been directed to acquiring the miners including Bitmain’s model S9 Hydro Antminers, which feature industry-leading efficiency.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality. To maintain our competitive edge over the long term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

We believe that we will continue to operate efficient mining machine fleets as we maintain and upgrade our miners when practical to do so when we resume our Bitcoin mining activities, but our operating and financial results will fluctuate not only based on what we do but also based on what our peers do.

-	Ability to Secure Low-Cost Renewable Power

Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. We believe the combination of factors, including the increasing difficulty of the network driven by more miners and higher hashrates and the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long term.

-	Competitive Environment

Bitcoin is mined all over the world. We compete with a variety of miners, including individual hobbyists, mining pools and public and private companies of all shapes and sizes. These miners come in all flavors and forms, including those that mine within certain jurisdictions or have a global footprint, those that mine with renewable sources or otherwise, those that are vertically integrated or have an edge in certain portions of the value chain, those that governments or cross-border organizations back, etc. We believe that as Bitcoin price increases, the market will inevitably draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry.

Key Components of Results of Operations for the Years Ended December 31, 2021, 2020, and 2019

Revenue

Our revenues consist of commissions, trading gains (losses), interest income, Crypto mining income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Year ended December 31,
	2021		2020		2019
	US$	%	US$	%	US$	%
Commissions
Market making commissions and fees	4,324,650	16.0	4,940,623	48.3	11,056,431	59.7
Futures and securities brokerage commissions	3,188,684	11.7	1,890,502	18.4	2,210,915	11.9
Insurance brokerage commissions	542,795	2.0	959,299	9.3	2,648,119	14.3
Trading gains/(losses)	15,444,919	57.0	1,833,875	18.0	1,782,750	9.6
Crypto mining income	1,708,753	6.4	-	-	-	-
Interest income	1,351,318	5.0	138,799	1.4	757,677	4.0
Other income	497,366	1.9	467,037	4.6	70,958	0.5
Total	27,058,485	100.0	10,230,135	100.0	18,526,850	100.0

Commissions

We earn commissions from our (i) insurance brokerage services, (ii) securities and futures brokerage services (including commissions from TRS trading services) and (iii) CFD trading services when we act as market maker. We receive commissions from the insurance companies based on a percentage of the premium paid by insurance purchasers. Unlike commissions from insurance brokerage services, we charge securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services we offer, eligibility for discounts and other factors. See “Business — Our Business Lines”.

Trading gains/(losses)

Trading gains, offset by losses, are derived from (i) our managed flow portfolio trading positions where we act as counterparty to our clients’ trades from our CFD trading services, (ii) our dealing bid/offer spreads on our clients’ CFD transactions and (iii) trading gains/(losses) from our proprietary TRS trading activities on our own accounts. Trading gains/(losses) is recorded on a trade date basis.

Bitcoins mining income

For the period from late May 2021 to October 2021, we generated revenue from bitcoin mining operation.

Interest income

Interest income primarily consist of interest income earned on loans provided to TRS trading customers, interests earned on short-term loans we extend to unrelated third parties and bank deposit, and also include interest rate difference between currency pairs we hold resulting from rolling over foreign exchange positions from CFD trading services.

Other income

Other income primarily includes advisory service fee, gain from forgiveness of debts, and dividend income etc.

Our revenues are generated from our main business lines, TRS trading business, CFD trading services, futures and securities brokerage services and others. Insurance brokerage services was combined in others from 2021 as it is not a material operating segment, and the prior periods were revised to be comparable. The following table sets forth the breakdown of our revenues by business lines in absolute amounts and as percentages of total revenues for the periods indicated.

	Year ended December 31,
	2021		2020		2019
	US$	%	US$	%	US$	%
CFD trading services	8,700,009	32.1	6,823,677	66.7	12,843,574	69.3
TRS trading services	13,132,833	48.5	210,770	2.0	-	-
Futures and securities brokerage services	2,800,543	10.4	2,029,669	19.9	2,215,867	12.0
Others	2,425,100	9.0	1,166,019	11.4	3,467,409	18.7
Total	27,058,485	100.0	10,230,135	100.0	18,526,850	100.0

CFD trading services income

Revenues generated from CFD trading services are trading gains and losses from our market making activities where we serve as the counterparty to our clients in CFD transactions. It primarily consists of (i) commissions we charge our clients based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products we offer, eligibility for discounts and other factors, (ii) dealing bid/offer spreads on our clients’ CFD transactions, (iii) trading gains/(losses) derived from our managed flow portfolio trading positions where we act as counterparty to our clients’ trades, and (iv) interest rate difference between currency pairs we hold resulting from our rolling over forex positions. See “Business — Our Business Lines — CFD Trading Services.”

Our CFD trading income consisting of (i) commissions, (ii) bid/offer spreads and trading gains/(losses), and (iii) difference in interest rates, were US$4.3 million, US$4.4 million, and nil, respectively for the year ended December 31, 2021, and were US$4.9 million, US$1.8 million, and US$0.1 million, respectively for the year ended December 31, 2020, and were US$11.0 million, US$1.8 million, and US$0.1 million, respectively for the year ended December 31, 2019. Our total CFD products trading volume was 453,687 lots, 223,018 lots and 806,111 lots for the years ended December 31, 2021, 2020 and 2019, respectively.

The amount of our commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the types of different products traded, as well as discounts offered to different clients. Of our commission revenues derived from CFD trading services in 2021, approximately 80% related to stock indices and near 20% related to commodities, with a remaining insignificant proportion relating to other CFD products. In 2020 and 2019, these two percentages were 68.5% and 31.5%, respectively, and were 60% and 40%, respectively.

TRS trading services income

We officially began offering total return swap (TRS) trading services to customers in July 2020. Revenue generated from TRS trading services includes (i) trading gains/(losses) from our proprietary TRS trading activities; (ii) interest income earned on loans provided to TRS trading customers and (iii) commissions and other income resulting from TRS trading services.

Our TRS trading income consisting of (i) trading gains/(losses) from our proprietary TRS trading activities, (ii) interest income earned on loans provided to TRS trading customers, and (iii) commissions and other income resulting from TRS trading services, were US$11.1 million, US$1.3 million and US$0.7 million, respectively for the year ended December 31, 2021, and were nil, US$0.1 million and US$0.1 million, respectively for the year ended December 31, 2020. Our TRS trading volume was $1,074 million in 2021.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed. Our total number of executed futures contracts was 1,124,805 lots, 738,444 lots and 911,693 lots for the years ended December 31, 2021, 2020 and 2019.

Others

Others include the revenue generated from insurance brokerage services, bitcoin mining operations, gain from forgiveness of debts, and interests earned on short-term loans we extend to unrelated third parties and bank deposit etc.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Year ended December 31,
	2021		2020(as restated)		2019
	US$	%	US$	%	US$	%
Commission and fees expenses	3,317,692	13.0	1,845,994	18.1	3,355,205	18.1
Compensation expenses	4,069,203	15.0	3,802,793	37.2	2,430,636	13.1
Communication and technology expenses	1,929,981	7.1	1,454,050	14.3	823,433	4.4
Cost of crypto mining	1,163,846	4.3	-	-	-	-
General and administrative expenses	2,016,582	7.4	2,264,318	22.1	692,648	3.7
Professional fees	3,836,817	14.1	1,565,834	15.4	761,238	4.1
Services fees	3,574,579	13.2	833,864	8.2	384,840	2.1
Research and development	1,205,040	4.4	-	-	-	-
Occupancy expenses	778,881	2.8	683,160	6.6	591,936	3.2
Interest expense	1,608,100	5.9	183,157	1.8	731,812	4.0
Depreciation	916,916	3.3	40,556	0.3	52,852	0.3
Marketing	913,675	3.3	651,324	6.3	55,378	0.2
Payment service charge	(181,249)	(0.6)	245,030	2.3	355,585	2.0
Unrealized loss on equity securities	1,916,033	7.0	-	-	-	-
Change in fair value of option liabilities	149,740	0.5	-	0.0	-	-
Change in fair value of warrant liabilities	470,804	1.7	(777,266)	(7.5)	-	-
Other expenses	144,175	0.5	11,464	0.1	10,463	0.1
Total	27,830,815	102.9	12,804,278	125.2	10,246,026	55.3

Commission and fees expenses

Our commission expenses consist of (i) the commissions and fees we paid to third-party market makers in certain CFD and TRS trading transactions, (ii) referral fees we paid to our insurance referral agents, and (iii) the commissions and fees we paid to prime brokers and clearing houses in certain futures and securities trading transactions. Commission expenses accounted for 13.0%, 18.1% and 18.1% of our revenues in 2021, 2020 and 2019, respectively.

Compensation expenses

Our compensation expenses include salaries, wages, bonuses, medical insurance expenses, contribution to employee retirement plans and other benefits as well as share-based compensation for our employees. Compensation expenses accounted for 15.0%, 37.2% and 13.1% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Communication and technology expenses

Our communication and technology expenses primarily consist of subscription fees and system fees we paid to stock exchanges and third parties trading system vendors, to subscribe for trading systems, market data and news, as well as bandwidth fees and other expenses relating to the telecommunication infrastructure. Communication and technology expenses accounted for 7.1%, 14.3% and 4.4% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Cost of crypto mining

Our cost of crypto mining consists primarily of direct costs of earning bitcoins related to mining operations, including electric power costs and other service charges, also including depreciation of mining equipment. Cost of crypto mining accounted for 4.3% of our revenues for the year ended December 31, 2021.

General and administrative expenses

Our general and administrative expenses mainly consist of license and registration fees, insurance expenses, utility expenses, travel expenses and bank charges, which accounted for 7.4%, 22.1% and 3.7% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Professional fees

Our professional fees primarily consist of service fees for legal, accounting, consulting, and other professional services which are needed during the ordinary course of our business operation, representing 14.1%, 15.4% and 4.1% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Service fees

Our service fees primarily consist of service fees charged by independent contractors and outside consultants we hired in our normal business course and one-off special incentive scheme awarded to them, accounting for 13.2%, 8.2% and 2.1% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Research and development

Research and development expenses consist primarily of designing, coding, project management, and other IT services related to developing and enhancing our Metaverse project. The R&D services were provided by third parties, representing 4.4%, nil and nil of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Interest expenses

Our interest expenses primarily consist of amortization of convertible debenture discounts, interest relating to our one-time bridge loans facilitated by us to unrelated third parties, as well as interest we paid for loans borrowed from our TRS trading service business partners, accounting for 5.9%, 1.8% and 4.0% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Occupancy expenses

Our occupancy expenses mainly consist of office rental expenses, which accounted for 2.8%, 6.6% and 3.2% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Depreciation

Our depreciation primarily consists of the depreciation of copyrighted trading software programs which were acquired in 2021, and other miscellaneous depreciation of office furniture and computers, accounting for 3.3% 0.3% and 0.3% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Marketing expenses

Our marketing expenses mainly consist of expenses spent in branding, promoting our business, which accounted for 3.3%, 6.3% and 0.2% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Payment service charges

Our payment service charges consist of the fees we paid to external payment service providers who facilitate our customers’ payment procedures for trading and transactions through our platform. The negative amount was due to foreign currency transaction gains and losses related to this line item. Our payment service charges accounted for (0.6)%, 2.3% and 2.0% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Unrealized loss on equity securities

Unrealized loss on equity securities represents the unrealized loss from subscribing and holding 64,500,000 shares of Grandshores (HKEX: 01647) in 2021.

Change in fair value of options liabilities

Change in fair value of options liability represents the fair value adjustments at each reporting period to the open OTC call options we sold to our customers.

Change in fair value of warrant liabilities

Change in Fair Value of Warrant Liabilities represents the mark-to-market fair value adjustments to the outstanding Public Warrants and Private Warrants issued in connection with the IPO of PAAC.

Other expenses

Our other expenses primarily consist of other miscellaneous expenses. Our other expenses accounted for 0.5%, 0.1% and 0.1% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends from Lion to its shareholders.

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

Singapore

Our wholly-owned Singapore subsidiary is subject to a corporate tax rate of 17.0%. It has not generated revenue yet since establishment.

United States

Our wholly-owned U.S. subsidiary is subject to a federal tax rate of 21.0%. It has been dormant since we acquired it in June 2020.

Results of Operations for the Years Ended December 31, 2021, 2020, and 2019

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

	Year ended December 31,
	2021		2020 (as restated)		2019
	US$	%	US$	%	US$	%
Revenues
CFD trading services	8,700,009	32.1	6,823,677	66.7	12,843,574	69.3
TRS trading services	13,132,833	48.5	210,770	2.0	-	-
Futures and securities brokerage services	2,800,543	10.4	2,029,669	19.9	2,215,867	12.0
Others	2,425,100	9.0	1,166,019	11.4	3,467,409	18.7
Total revenues	27,058,485	100.0	10,230,135	100.0	18,526,850	100.0

Expenses
Commission and fees expenses	(3,317,692)	(13.0)	(1,845,994)	(18.1)	(3,355,205)	(18.1)
Compensation expenses	(4,069,203)	(15.0)	(3,802,793)	(37.2)	(2,430,636)	(13.1)
Communication and technology expenses	(1,929,981)	(7.1)	(1,454,050)	(14.3)	(823,433)	(4.4)
Cost of crypto mining	(1,163,846)	(4.3)	-	-	-	-
General and administrative expenses	(2,016,582)	(7.4)	(2,264,318)	(22.1)	(692,648)	(3.7)
Professional fees	(3,836,817)	(14.1)	(1,565,834)	(15.4)	(761,238)	(4.1)
Service fees	(3,574,579)	(13.2)	(833,864)	(8.2)	(384,840)	(2.1)
Research and development	(1,205,040)	(4.4)	-	-	-	-
Interest expenses	(1,608,100)	(5.9)	(183,157)	(1.8)	(731,812)	(4.0)
Occupancy expenses	(778,881)	(2.8)	(683,160)	(6.6)	(591,936)	(3.2)
Marketing	(913,675)	(3.3)	(651,324)	(6.3)	(55,378)	(0.2)
Depreciation	(916,916)	(3.3)	(40,556)	(0.3)	(52,852)	(0.3)
Payment service charge	181,249	0.6	(245,030)	(2.3)	(355,585)	(2.0)
Unrealized loss on equity securities	(1,916,033)	(7.0)	-	-	-	-
Change in fair value of option liabilities	(149,740)	(0.5)	-	0.0	-	0.0
Change in fair value of warrant liabilities	(470,804)	(1.7)	777,266	7.5	-	-
Other expenses	(144,175)	(0.5)	(11,464)	(0.1)	(10,463)	(0.1)
Total expenses	(27,830,815)	(102.9)	(12,804,278)	(125.2)	(10,246,026)	(55.3)
(Loss)/income before income taxes	(772,330)	(2.9)	(2,574,143)	(25)	8,280,824	45
Income tax expenses	(54,367)	(0.2)	(1,316)	(0.0)	(64,472)	(0.3)
Net (loss)/income	(826,697)	(3.1)	(2,575,459)	(25.2)	8,216,352	44.4
Non-controlling interests
Net loss attributable to non-controlling interests	849,479	3.1	-	0.0	-	0.0
Net income (loss) attributable to LGHL	22,782	0.0	(2,575,459)	(25.2)	8,216,352	44.8

Non-GAAP Financial Results

The following Non-GAAP financial results, both in absolute amount and as a percentage of our revenues for the periods indicated, are used by management to evaluate our financial performance prior to the deduction of change in fair value of warrant liabilities, stock-based compensation expenses, amortization of debt discounts and depreciation expenses (see Non-GAAP Financial Measures).

	Year ended December 31,
	2021		2020		2019
	US$	%	US$	%	US$	%
Non-GAAP income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses	2,954,850	10.9	357,919	3.5	8,269,204	44.6

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Revenues

Our total revenues increased by 164.5% from US$10.2 million for the year ended December 31, 2020 to US$27.1 million for the year ended December 31, 2021, due to an increase in each segment.

TRS Trading Services Income. We officially began offering TRS trading services to customers in July 2020. Revenue generated from TRS trading services for in the year of 2021 includes (i) trading gains/(losses) of US$11.1 million from our proprietary TRS trading activities; (ii) interest income of US$1.3 million earned on loans provided to TRS trading customers, and (iii) commissions and other income of US$ 0.7 million resulting from TRS trading services. In the corresponding period of 2020, revenue from TRS trading services was US$0.2 million in aggregate.

CFD Trading Services Income. Lion derives a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated volatility historically. CFD trading gains/(losses) increased by US$2.6 million from trading gains of US$1.8 million for the year ended December 31, 2020 to trading gains of US$4.4 million for the year ended December 31, 2021. Market making commission income decreased by US$0.6 million from $4.9 million for the year ended December 31, 2020 to $4.3 million for the year ended December 31, 2021, which was mainly attributable to China’s strengthened restrictions on the promotion and advertisements related to internet financial products and services which has led to a significant decrease in the number of new accounts opened through online advertising. As a result, we began to target Southeast Asian market as our main strategic direction of the CFD trading services business, however, our expansion plans have been delayed due to the sustained impact of COVID-19 in that region. In addition, the rise of crypto currency trading activities in 2021 has diverted potential CFD trading customers.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services increased by 38.0% from US$2.0 million for the year ended December 31, 2020 to US$2.8 million for the year ended December 31, 2021, primarily due to Hong Kong’s economy rebounded rapidly from the first quarter of 2021 as the global economy improved and the local pandemic subsided in 2021. In addition, we invited existing and potential customers and held seminars of Investment Opportunities under Global Economic Recovery, and promoted our futures trading business.

Others. Other income (loss) increased by US$1.2 million from US$1.2 million for the year ended December 31, 2020, to US$2.4 million for the year ended December 31, 2021. The increase in other income was primarily attributed to crypto mining revenue of US$1.7 million generated in 2021.

Expenses

Our total expenses increased by 117.4% from US$12.8 million for the year ended December 31, 2020 to US$27.8 million for the year ended December 31, 2021, primarily due to increases in commission expenses, cost of crypto mining, service fees, professional fees, research and development, communication and technology, unrealized loss on equity securities, amortization of debt discounts and depreciation.

Commission Expenses. Our commission expenses increased by 79.7% from US$1.8 million for the year ended December 31, 2020 to US$3.3 million for the year ended December 31, 2021, primarily due to an increase in TRS trading commission expenses by US$1.0 million and an increase in our futures brokerage commission expenses of US$0.7 million, partially offset by a decrease in our insurance brokerage commission expenses of US$0.2 million, which is in line with the overall trench of such businesses.

Compensation Expenses. Our compensation expenses increased by 7.0% from US$3.8 million for the year ended December 31, 2020 to US$4.1 million for the year ended December 31, 2021, primarily due to the increase in average compensation and discretionary bonus paid out in 2021.

Communication and Technology Expenses. Our communication and technology expenses increased by 32.7% from US$1.5 million for the year ended December 31, 2020 to US$1.9 million for the year ended December 31, 2021 primarily due to an increase in trading service fees and market data fees, which was in line with the launch of our TRS trading services.

Cost of crypto mining. Our cost of crypto mining was US$1.2 million for the year ended December 31, 2021, which is in line of the launch of our crypto mining operations in May 2021 ran through October 2021.

General and Administrative Expenses. Our general and administrative expenses decreased by 10.9% from US$2.3 million for the year ended December 31, 2020 to US$2.0 million for the year ended December 31, 2021, primarily due to a portion of share-based compensation granted in 2020 charged into general and administrative expenses.

Professional Fees. Our professional fees increased by 145.0% from US$1.6 million for the year ended December 31, 2020 to US$3.8 million for the year ended December 31, 2021, primarily due to the accounting, legal, investor relations, and consulting services fees we additionally incurred after we became a public company in June 2020, compared to the corresponding period of 2020, professional fees of US$2.4 million directly associated with our reverse acquisition with SPAC were charged to equity, instead of earnings.

Services Fees. Our services fees for independent contractors and consultants increased from US$0.8 million for the year ended December 31, 2020 to US$3.6 million for the year ended December 31, 2021, as a result of an increased number of contracted service providers needed due to the growth of our business lines such as TRS trading and NFT, as well as a one-off special inventive scheme for the year ended December 31, 2021.

Research and Development. We incurred R&D expenses of US$1.2 million in connection with developing and enhancing our Metaverse project for the year ended December 31, 2021.

Interest Expenses. Our interest expenses increased from US$0.2 million for the year ended December 31, 2020 to US$1.6 million for the year ended December 31, 2021, mainly attributable to the amortization of debt discounts of US$0.8 million from convertible debenture, as well as interest of US$0.8 million we paid for loans borrowed from our TRS trading service business partners.

Occupancy Expenses. Our occupancy expenses increased from US$0.7 million for the year ended December 31, 2020 to US$0.8 million for the year ended December 31, 2021, primarily due to the new office spaces we rented for our subsidiary in Singapore, partially offset by the rental reduction for our subsidiaries in Hong Kong as a result of COVID-19.

Marketing Expenses. Marketing expenses increased from US$0.7 million for the year ended December 31, 2020 to US$0.9 million for the year ended December 31, 2021, mainly due to marketing expenses incurred to maintain existing customers and develop new customers, and promote our businesses and branding activities.

Depreciation. Our depreciation expenses increased from US$40,000 for the year ended December 31, 2020 to US$917,000 for the year ended December 31, 2021, mainly attributable to the depreciation of newly acquired copyrighted trading software programs related to CFD and TRS trading services from March 2021.

Payment service charges. Our payment service charges decreased from an expense of US$245,000 for the year ended December 31, 2020 to an income of US$181,000 for the year ended December 31, 2021, mainly due to the foreign currency transaction gains and losses related to payment service charges.

Unrealized loss on equity securities. In February 2021, we purchased 64,500,000 shares of Grandshores (HKEX: 01647) at a total subscription price of approximately US$3.5 million. Unrealized loss of holding these shares was US$1.9 million in 2021.

Change in fair value of options liabilities. We started to sell OTC call options to our customers in 2021. The change in fair value of the open call options sold to our customers for the year ended December 31, 2021 was a loss of US$150,000.

Change in fair value of warrant liabilities. The change in fair value of the outstanding Public and Private Warrants for the year ended December 31, 2021 was a loss of US$0.5 million, compared to a gain of $0.8 million in the corresponding period of 2020. The change in fair value is the result of changes in market prices deriving the value of the financial instruments.

Other Expenses. Other expenses increased from US$11,000 for the year ended December 31, 2020 to US$144,000 for the year ended December 31, 2021.

Income Tax Expenses

Our income tax expenses increased from US$1,000 for the year ended December 31, 2020 to US$54,000 for the year ended December 31, 2021, primarily due to the taxes paid as a result of IRS examination of PAAC’s tax return for the period ended September 30, 2019.

Net (loss)/Income

As a result of the foregoing, we had net losses of US$0.8 million for the year ended December 31, 2021 compared to a net loss of US$2.6 million for the year ended December 31, 2020.

Net (loss)/Income attributable to LGHL

After allocating net (loss)/income to non-controlling interest, net (loss)/income attributable to parent company was an income of US$23,000 for the year ended December 31, 2021, compared to a net loss of US$2.6 million for the year ended December 31, 2020.

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

Expenses

Our total expenses increased by 25.5% from US$10.2 million for the year ended December 31, 2019 to US$12.8 million for the year ended December 31, 2020, primarily due to increases in G&A expenses, compensation expenses, communication and technology, professional fees, marketing expenses and service expenses, partially offset by a decrease in commission expenses and interest expenses.

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

Other Expenses. Other expenses increased by 9.6% from US$10,463 for the year ended December 31, 2019 to US$11,464 for the year ended December 31, 2020, mainly due to a decrease in payment service fees which is in line with our customers’ reduced trading activities.

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

Our principal sources of liquidity have been cash generated from our operations and capital injections by our shareholder. As of December 31, 2021, and 2020, we had US$15.2 million, and US$3.4 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks. We also held short-term investments that can be redeemed on demand of US$15.9 million, and US$18,000 as of December 31, 2021 and 2020, respectively. The short-term investments we held are mainly equity securities listed on Hong Kong Stock Exchange. We have been able to meet our working capital needs in the past, and based on our current operating plan, we expect that our existing cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for the next 12 months. In the long term, our working capital needs will depend on many factors, including the rate of our business and revenue growth, and the timing of our various expenditures. To the extent our cash and cash equivalents, cash flow from operating activities and short-term investments are insufficient to fund our future activities in accordance with our strategic plan, we may determine to raise additional funds through the sale of equity or convertible debt securities. If additional funding is necessary or desirable, however, we may not be able to affect an equity or debt financing on terms acceptable to us or at all.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in the multiple jurisdictions where our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong), the CIMA and MAS that our subsidiaries were required to maintain as of December 31, 2021 and 2020 and the actual amounts of capital that were maintained.

	As of December 31, 2020		As of December 31, 2021
	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Operating Subsidiaries
Lion International Securities Group Limited	$386,927	$1,043,803	$384,736	1,231,361	846,625	320%
Lion Futures Limited	386,927	948,872	384,736	1,241,548	856,812	323%
Lion Asset Management Limited	12,898	27,770	12,825	53,199	40,374	415%
BC Wealth Management Limited	12,898	468,279	12,825	285,086	272,261	2223%
Lion International Financial (Singapore) Pte. Ltd.	-	-	739,694	1,073,516	333,822	145%
Lion Brokers Limited	537,164	8,426,049	5,821,258	19,632,458	13,811,200	337%
Total	$1,336,814	$10,914,773	$7,356,074	$23,517,168	$16,161,094	320%

Lion International Securities Group Limited (“LISGL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 1, dealing in securities, and it provides securities margin financing, and Type 4, advising on securities, and it is not subject to specified licensing condition. LISGL is subject to the requirements of section 145 of the Security and Future Ordinance (Cap.571) (“SFO”). Under the rule, LISGL is required to maintain a minimum liquid capital of approximately US$386,000 (HK$3 million).

Lion Futures Limited (“LFL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 2, dealing in future contracts, and Type 5, advising on futures contracts, and it is not subject to specified licensing condition. LFL is subject to the requirements of section 145 of the SFO. Under the rule, LFL is required to maintain a minimum liquid capital of approximately US$386,000 (HK$3 million).

Lion Asset Management Limited (“LAML”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 4, advising on securities, and it is subject to specified licensing condition, and Type 9, assets management and it is subject to specified licensing condition. LCML is subject to the requirements of section 145 of the SFO. Under the rule, LAML is required to maintain a minimum liquid capital of approximately US$13,000 (HK$100,000).

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

Lion International Financial (Singapore) Pte. LTD. (“LIFSL”), Lion’s Singapore subsidiary, is licensed by the MAS to conduct the regulated activities of dealing in capital markets products and it is subject to specified licensing condition. LIFSL is subject to the requirements of Securities and Futures Act (Cap. 289) (“SFA”). Under the rule, LIFSL is required to maintain a minimum liquid capital of approximately US$740,000 (SGP 1,000,000).

Lion Broker Limited (“LBL”), Lion’s Cayman Island subsidiary, is registered Securities-Full license holder with the CIMA including Broker-dealer and Market Maker. LBL is subject to the requirements of the SIBL. Under the rule, LBL is required to maintain a capital level in excess of the financial resources’ requirement, which is defined as the sum of (i) counterparty requirement, (ii) position risk requirement, and (iii) the base requirement, which is the greater of (a) one quarter of relevant annual expenditure or (b) approximately US$120,000 (CI$100,000).

As of December 31, 2021 and 2020, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2021	2020	2019
Net cash (used in) provided by operating activities	$(20,482,499)	$105,675	$7,976,995
Net cash used in investing activities	(12,104,687)	(6,549,514)	(27,254,283)
Net cash provided by (used in) financing activities	43,578,397	2,640,316	20,664,343
Effect of exchange rate changes on cash	(33,833)	16,441	85,966
Net increase in cash and restricted cash	10,957,378	(3,787,082)	1,473,021
Cash and restricted cash at beginning of period	4,794,097	8,581,179	7,108,158
Cash and restricted cash at end of period	$15,751,475	$4,794,097	$8,581,179

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was US$20.5 million, primarily attributable to our net losses of US$0.8 million, as adjusted by (i) an increase of US$79.8 million in receivables from broker-dealers and clearing organizations including customer accounts, (ii) an increase of US$15.9 million in securities owned, and (iii) an increase of US$7.0 million in prepaid and other assets. These were partially offset by (i) an increase of US$30.7 million in payables to customers and (ii) an increase of US$49.2 million in payables to broker-dealers and clearing organizations.

Net cash provided by operating activities for the year ended December 31, 2020 was US$0.1 million, primarily attributable to our net loss of US$2.6 million, as adjusted by (i) change in fair value of warrant liabilities of US$0.8 million and share-based compensation charge of US$3.6 million; and (ii) an increase of US$6.4 million in receivables from broker-dealers and clearing organizations. These were partially offset by an increase of US$1.4 million in payables to customers and an increase of US$3.8 million in payables to broker-dealers and clearing organizations.

Net cash provided by operating activities for the year ended December 31, 2019 was US$8.0 million, primarily attributable to our net income of US$8.2 million, as adjusted by a decrease of US$5.7 million in payables to customers. These were partially offset by a decrease of US$4.7 million in receivables from broker-dealers and clearing organizations.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was US$12.1 million, primarily attributable to (i) US$2.6 million paid for acquisition of mining machines, (ii) US$7.6 million paid for acquisition of copyrighted trading software programs, (iii) US$1.5 million of investment in private equity and (iii) short-term loans receivable to an unrelated party in an aggregate of US$1 million, partially offset by US$0.7 million of collection of such loans.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was US$43.6 million, primarily attributable to (i) US$33.0 million of proceeds from the exercise of warrants and options, (ii) US$10.0 million of proceeds from issuance of preferred shares and warrants, and (iii) US$0.8 million of proceeds from issuance of ordinary shares, partially offset by US$0.3 million of repayment of short term loans.

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

Transfers of Cash from Our Subsidiaries to the Company

Lion Group Holding Ltd. is incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands.

Our operating subsidiaries are permitted under the laws of Hong Kong, Cayman Islands, Singapore, and British Virgin Islands, respectively, to provide funding to Lion Group Holding Ltd, the holding company incorporated in the Cayman Islands through dividend distributions, loans or advances. Our Group currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy, any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Currently, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We are dependent on our customers in the PRC, the laws and regulations of the PRC currently have restrictions on currency conversion, cross-border remittance and offshore investment for PRC citizens. See “Risk Factors — Risks Related to Our Business and Industry — PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.” for more information on the risk of PRC governmental control of currency conversion, cross-border remittance and offshore investment with respect to our operations. However, the laws and regulations of the PRC do not currently have any material impact on transfer of cash from the Company to our Cayman Islands and Hong Kong subsidiaries to or from Cayman Islands and Hong Kong subsidiaries to the Company and the investors in the U.S.. As a result, cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

The following are the aggregate transfers from its subsidiaries to the Company for the period from June 16, 2020 to December 31, 2020 and for the year ended December 31, 2021:

Subsidiary	From June 16 2020 to December 31, 2020	2021
Lion Broker Limited	$—	$4,508,885
Lion Futures Limited	$—	$130,000
Lion International Securities Group Limited	$—	$64,271
Lion Wealth Limited	$—	$50,000
BC Wealth Management Limited	$—	$81,960
Total	$—	$4,835,116

On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce the amount due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. For the year ended December 31, 2021, we did not pay any dividends to our shareholders. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of PRC, nor is there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of PRC and amounts owed. There are no exchange controls in Cayman Islands.

See “Risk Factors — Risk Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” for more information.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and material commitment for expenditures as of December 31, 2021. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements. Our borrowings relate to a short-term loan from a minority shareholder.

	Payments Due by Period
	Total	Short-term leass than 1 Year	Long-term over 1 year
Operating lease obligations	$1,531,370	$664,583	$866,787
Borrowing obligations	110,000	110,000	-
Total	$1,641,370	$774,583	$866,787

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — B. Business Overview”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity, capital resources, or that would cause disclosed financial information to be not necessarily indicative of future operation results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. The use of estimates is an integral component of the financial reporting process, and actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2021 for more information on our significant accounting policies.

Revenue Recognition

Revenue from contracts with customers include crypto currency mining, commission income from securities, futures and derivative brokerage services, CFD trading services as well as insurance brokerage services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration including noncash consideration should be applied due to uncertain future events.

Long-lived assets

We review other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or an asset group may not be recoverable. In evaluating long-lived assets for recoverability, we estimate the future cash flows at the individual asset or asset group level. If the future undiscounted cash flows result in a value that is less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Various factors that we use in determining the impact of these assessments include the expected useful lives of long-lived assets and the ability to realize any undiscounted cash flows in excess of the carrying amounts of such asset or asset groups, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of long-lived assets, there is risk that the carrying value of these assets may require adjustment in future periods.

Public and Private Warrants Liabilities

At December 31, 2021, 11,500,000 Public Warrants and 5,375,000 Private Warrants remained outstanding. We evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Since the Public and Private Warrants meet the definition of a derivative under ASC 815, we recorded these Warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of earnings (loss) and consolidated statements of comprehensive income (loss) at each reporting date. Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a Black-Sholes-Merton pricing model as described in “Note 5 – Fair Value”, to the consolidated financial statements. The changes in the fair value of the Warrants may be material to our future operating results.

Determining the appropriate valuation model and estimating the fair values of warrant liabilities requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, and expected term. The expected volatility assumption is based partially upon the historical volatility of our ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of warrants liability represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, changes in fair value of warrants liabilities could be significantly different from what we recorded in the current period.

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

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (loss) (net income before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses. We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods. Notwithstanding the foregoing, Non-GAAP income (loss) and Non-GAAP EPS should not be considered an alternative to, or more meaningful than, net income (loss) and EPS as determined in accordance with GAAP. The following is a reconciliation of our net (loss) income to Non-GAAP income (loss) and GAAP EPS to our Non-GAAP EPS:

	Year ended December 31,
	2021	2020	2019
	US$	US$	US$
Net income (loss) attributable to LGHL	$22,782	$(2,575,459)	$8,216,352
Stock-based compensation	381,800	3,656,800	-
Amortization of debt discounts	783,994	13,288	-
Depreciation expenses	1,295,470	40,556	52,852
Change in fair value of warrant liabilities	470,804	(777,266)	-
Non-GAAP income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses	$2,954,850	$357,919	$8,269,204

Non-GAAP earnings per share for both Class A and Class B
- basic (i)	$0.10	$0.04	$1.17
- diluted (i)	$0.09	$0.04	$1.17

Weighted average Class A ordinary shares outstanding
- basic (i)	26,046,212	6,180,795	3,140,388
- diluted (i)	29,145,497	6,180,795	3,140,388

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	4,041,875	3,962,294	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

	Year ended December 31,
	2021		2020		2019
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted
Earnings (Loss) attributable to LGHL per share for both Class A and Class B	0.00	0.00	(0.25)	(0.25)	1.16	1.16
Stock-based compensation	0.01	0.01	0.36	0.36	-	-
Amortization of debt discounts	0.03	0.02	0.00	0.00	-	-
Depreciation expenses	0.04	0.04	0.00	0.00	0.01	0.01
Change in fair value of warrant liabilities	0.02	0.01	(0.08)	(0.08)	-	-
Non-GAAP earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses)	0.10	0.09	0.04	0.04	1.17	1.17

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following sets forth certain information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Jian Wang	40	Chairman of the Board (Class II)
Chunning Wang	43	Director, Chief Executive Officer (Class II)
Hua Luo	37	Director and Chief Operating Officer (Class I)
Guandong (Gordon) Wang	48	Director (Class I)
Zhixiang Zhang	53	Director (Class I)
Chi Fai Choi	44	Independent Director (Class I)
Walter Cook	48	Independent Director (Class II)
Chi-yang Chen	35	Independent Director (Class II)
Yan Zhang	41	President (Class I)
Sze Hau Lee	36	Chief Financial Officer

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

Yan Zhang is our President and serves on our board since October 2021. From July 2020 to April 2021, Ms. Zhang conducted her own financial consulting services for her own clients from July 2020 to April 2021. From September 2009 to June 2020, Ms. Zhang served as a manager, senior manager, and subsequently, principal of UHY Advisors NY, Inc., with her last role being a principal. From 2004 to 2007, Ms. Zhang served as a senior accountant of PricewaterhouseCoopers LLP in Beijing, China. Ms. Zhang received her bachelor’s degree and master’s degree both in Economics from Central University of Finance and Economics in Beijing China, and obtained a second master’s degree in information assurance from The State University of New York at Albany in June 2009. Ms. Zhang has been a member of The New York State Society of Certified Public Accountants since November 2010 and also a member of the New York Institute of Internal Auditors since September 2011.

Sze Hau Lee is our Chief Financial Officer. Mr. Lee joined Lion as a corporate finance director in May 2019, mainly responsible for Lion’s fund-raising activities. Prior to that, Mr. Lee worked in Carnival Group International Holdings Limited (0996.HK) as a corporate finance director from September 2017 to February 2019. While working there, Mr. Lee was primarily responsible for leading, originating, structuring and executing financing transaction and providing investment advice to the management. Before that, Mr. Lee had years of experience in banking industry. He worked as a manager of syndicated finance department at China Minsheng Banking Corporation Hong Kong Branch from February 2017 September 2017, a vice president of structured and leveraged finance department in Hengfeng Bank Shanghai Branch from April 2016 to February 2017, an assistant manager of structured and leveraged finance department in China Minsheng Banking Corporation Hong Kong Branch from January 2014 to April 2016. He had been primarily responsible for the origination, structure and execution of syndicated facilities as well as financing arrangements in mega transactions. Mr. Lee started his first few years of career in accounting firms. He worked as a senior associate in Ernst & Young from October 2012 to December 2013. Before that, he worked in PricewaterhouseCoopers for approximately five years, where he started as an associate in September 2007 and left in October 2012 as a senior associate. Mr. Lee received his bachelor’s degree in professional accountancy from The Chinese University of Hong Kong in August 2007. He is a member of Hong Kong Institute of Certified Public Accountants since 2011 and also a member of the Institute of Chartered Accountants in England and Wales since January 2022.

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

For the fiscal year ended December 31, 2021, we paid an aggregate of US$1.47 million in cash to our executive officers and directors, and an aggregate of US$0.07 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—2020 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

2020 Share Incentive Plan

In connection with the consummation of the Business Combination, we adopted the 2020 Share Incentive Plan (“Plan”). Under this Plan, up to 4,632,449 of our ordinary shares outstanding immediately after the Business Combination are available for Awards. Each vested RSU (as reported) entitles the participant of the Plan to receive one ADS, subject to adjustments for dividend payments. As of the date of this annual report, we have granted 3,936,504 deferred shares under this Plan, including 360,000 deferred shares granted to our executive officers and directors.

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

Our board of directors are divided into two classes, namely Class I and Class II. Class I consists of four directors, and Class II consists of four directors. Directors assigned to Class I shall initially serve until the first annual general meeting of shareholders following the effectiveness of our Amended and Restated Memorandum of Articles of Association upon consummation of the Business Combination, or the Articles Effectiveness Date. Directors assigned to Class II shall initially serve until the second annual general meeting of shareholders following the Articles Effectiveness Date. On October 15, 2021, five Class I directors were elected at the annual meeting.

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

We had a total of 38 employees in Hong Kong and Singapore as of December 31, 2021. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

following table sets forth the number of our employees by function as of December 31, 2021:

Sales and Marketing	4
Operation	16
General and Administration	7
Finance and Accounting	6
Management	5
Total	38

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

The following table sets forth information regarding the beneficial ownership based on a total number of 37,034,926 ordinary shares outstanding as of the date of March 31, 2022, including 37,276,943 Class A Ordinary Shares and 9,843,096 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	% of Total Ordinary Shares Outstanding	% of Voting Power(2)
Directors and Executive Officers
Jian Wang	*	7,911,956	17.00%	69.84%
Chunning Wang(1)	*	1,931,140	4.31%	17.07%
Hua Luo	*	—		*
Guandong (Gordon) Wang	—	—		—
Zhixiang Zhang	*	—		*
Chi Fai Choi	*	—		*
Walter Cook	*	—		*
Yan Zhang	*	—		*
Chi-yang Chen	*	—		*
Sze Hau Lee	*	—		*
All executive officers and directors as a group	410,000	9,843,096	21.76%	86.99%

Five Percent or Greater Shareholders
Legend Success Ventures Limited(1)	*	1,931,140	4.31%	17.07%

*	Beneficially owns less than 1% of our Class A Ordinary Shares

(1)	Represents 1,931,140 Class B Ordinary Shares held by Legend Success Ventures Limited. Mr. Chunning Wang, the sole shareholder and sole director of Legend Success Ventures Limited, may be deemed to beneficially own shares held by Success Ventures Limited and has sole voting and dispositive control over such securities.
(2)	Each Class B Ordinary Share is entitled to 25 votes per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— Beneficial Ownership of Securities.”

B.	Related Party Transactions

Transactions with a Director and an Executive Officer

In November 2019, Lion Wealth Limited obtained a short-term borrowing from a related party in the amount of US$128,415 with an interest rate of 12% per annum and due on February 6, 2020. We incurred interest expense of approximately US$2,000 relating to this borrowing in 2019. This borrowing was fully repaid on January 3, 2020.

Prior to 2020, our then sole shareholder, Mr. Jian Wang funded our working capital needs and we repaid and provided advances to him from time to time and these advances received from and made to him are non-interest bearing and due on demand. See “— Liquidity and Capital Resources — Investing Activities” and “— Liquidity and Capital Resources — Financing Activities.”

Transaction with Minority Shareholder

In October 2021, Lion Wealth Management Limited (“LWML”), one of our subsidiaries and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited (“LML”), to develop the Group’s new Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. As of December 31, 2021, LML recorded payable to DAWA for research and development expenses in the amount of approximately $119,000.

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

Business Combination Lock-up Agreements

Simultaneously with the execution of the Business Combination Agreement, each Jian Wang and Chunning Wang (collectively, the “Class B Seller”) entered into a lock-up agreement (each a “Lock-Up Agreement”) with regard to the Exchange Shares to be received by such Class B Seller. In such Lock-Up Agreement, each Class B Seller agreed that such Seller will not, during the period commencing from the Closing and ending on the earlier of the six month anniversary of the Closing (or if earlier, the date on which we consummate a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of our shareholders having the right to exchange their equity holdings in us for cash, securities or other property) (the “Lock-Up Period”) (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Class B Seller’s Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Class B Seller’s Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Each holder also agreed that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the Escrow Account. However, each Class B Seller is allowed to transfer any of its Exchange Shares (other than the Escrow Shares while they are held in the Escrow Account) by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement. The Class B Sellers are also permitted to pledge their shares during the Lock-Up period so long as the pledgee agrees not to exercise its remedies with respect to the Exchange Shares during the Lock-Up Period.

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

Dividend

We did not pay any dividends to our shareholders in 2021. On December 5, 2019 and December 31, 2019, we declared dividends of US$2.6 million and US$2.4 million, respectively, to the then sole shareholder, which were utilized to reduce due from shareholder by US$4.6 million to nil, resulting in dividends payable of US$0.4 million included in the consolidated balance sheet as of December 31, 2019. In 2020, dividends paid to the individual shareholder were US$386,000. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association contained in our Form 6-K filed with the Registrar on February 16, 2022 (the “Articles”). The following are material provisions of our currently effective Amended and Restated Memorandum and Articles of Association, as well as the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) insofar as they relate to the material terms of our ordinary shares.

Capitalised terms not defined in this section shall have the meanings given to them in the Articles.

Register And Company Purpose

Lion Group Holding Ltd. is a company incorporated in the Cayman Islands, with its principal executive office at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, and its registered office at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

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

(ii)	every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have 25 votes for every fully paid Class B Ordinary Share of which he is the holder and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have 25 votes for every fully paid Class B Ordinary Share of which he is the holder.

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

See “Item 3. Key Information — D. Risk factors — Risks Related to our Business and Industry

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

In 2021, we made the following changes to our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting and which resulted in our determination that we did not have a material weakness in our internal controls over financial reporting for the year ended December 31, 2021:

●	We hired experienced talents with relevant experience, skills and knowledge in accounting and financial reporting under the requirements of U.S. GAAP and rules set forth by the SEC and they came onboard in charge of preparing our financial statements and related disclosures in accordance with U.S. GAAP.

●	Our financial reporting team received additional training in U.S. GAAP through self-study and webinar courses, and periodically review major accounting standards updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements.

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

	2020	2021
	USD	USD
Audit fees(1)	350,000	175,000
Audit related fees(2)	213,000	82,500
Tax fees(3)	-	13,500

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by UHY LLP for the audits of our annual financial statements for the years ended December 31, 2018, 2019 and 2020.
(2)	“Audit-related fees” means, for the year ended December 31, 2020, the aggregate fees billed for services provided by UHY LLP in connection with the review of the nine-month unaudited financial information ended September 30, 2018 and 2019, the review of the six-month unaudited financial information ended on June 30, 2020 included in the Report of Foreign Private Issuer on Form 6-K, and review of our registration statements and other regulatory documents filed with SEC. For the year ended December 31, 2021, the aggregate fees were billed for the services provided by UHY LLP for the review of the six-month unaudited financial information ended on June 30, 2021 included in the Report of Foreign Private Issuer on Form 6-K, and review of our registration statements and other regulatory documents filed with SEC.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by UHY Advisors, Inc. for the preparation of tax return of 2020 and for IRS tax audit requests on our U.S. subsidiary, Lion Group North America (fka, Proficient Alpha Acquisition Corp).

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lion Group Holding Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit

Exhibit No.	Description
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among Lion Group Holding Ltd., Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Registrant’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Lion Group Holding Ltd., Proficient and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.5 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.6	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020 (incorporated by reference to Exhibit 10.2 of Registrant’s Form F-6-K filed on December 16, 2020)
2.7	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on December 16, 2020)
2.8	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on December 16, 2020)
2.9	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.5 of Registrant’s Form F-6-K filed on December 16, 2020)
2.10	Description of Securities (incorporated by reference to Exhibit 2.10 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
3.1	Amended and Restated Memorandum of Articles of Association (incorporated by reference to Exhibit 1.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
3.2	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on February 16, 2022)
4.1	Registrant’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
4.2	Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.3	Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.4	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Registrant’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)

4.5	Amended and Restated Securities Purchase Agreement, dated as of October 19, 2020, by and among Lion Group Holding Ltd., Greentree Financial Group, Inc. and such other parties identified in the Schedule I therein (incorporated by reference to Exhibit 10.1 of Registrant’s Amendment No. 1 to Form F-1 (File No. 249185), filed with the SEC on October 19, 2020)
4.6	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.7	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.8	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Registrant’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.9	Amended and Restated Securities Purchase Agreement, dated as of October 19, 2020, by and among Lion Group Holding Ltd., Greentree Financial Group, Inc. and such other parties identified in the Schedule I therein (incorporated by reference to Exhibit 10.1 of Registrant’s Amendment No. 1 to Form F-1 (File No. 249185), filed with the SEC on October 19, 2020)
4.10	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.11	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.12	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.3 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.13	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.4 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.14	Form of Seller Registration Rights Agreement, by and among, Lion Group Holding Ltd. and the Sellers (incorporated by reference to Exhibit 10.5 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.15	Form of First Amendment to Registration Rights Agreement, by and among, Proficient Alpha Acquisition Corp., Lion Group Holding Ltd., I-Bankers Securities, Inc. and the Founders (incorporated by reference to Exhibit 10.6 of Proficient’ Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.16	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.19 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.17	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.20 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.18	Service Agreement, dated as of November 1, 2019, by and between Lion Futures Limited and Esunny International (Hong Kong) Co., Ltd. (incorporated by reference to Exhibit 10.21 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.19	Software License Agreement, dated as of June 14, 2017, by and between Lion International Securities Group Limited and eBroker Systems (HK) Limited (incorporated by reference to Exhibit 10.22 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.20	Contract for Purchase of Trading System and Services, dated as of April 22, 2019, by and between Lion Brokers Limited and Hangzhou Lanlian Technology Co., Ltd (incorporated by reference to Exhibit 10.23 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.21	Tenancy Agreement by and between Top Power Development Limited and BC Wealth Management Limited, dated November 12, 2020 (incorporated by reference to Exhibit 10.16 of Registrant’s Form F-1 filed on November 18, 2020)

4.22	Securities Purchase Agreement dated December 11, 2020 (incorporated by reference to Exhibit 10.1 of Registrant’s Form F-6-K filed on December 16, 2020)
4.23	Form of Security Agreement dated December 14, 2020 (incorporated by reference to Exhibit 10.6 of Registrant’s Form F-6-K filed on December 16, 2020)
4.24	Form of Subsidiary Guarantee dated December 14, 2020 (incorporated by reference to Exhibit 10.7 of Registrant’s Form F-6-K filed on December 16, 2020)
4.25	Form of Registration Rights Agreement dated December 11, 2020 (incorporated by reference to Exhibit 10.8 of Registrant’s Form F-6-K filed on December 16, 2020)
4.26	Form of Security Agreement dated December 14, 2020 (incorporated by reference to Exhibit 10.6 of Registrant’s Form F-6-K filed on December 16, 2020)
8.1	List of Significant Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Director and Chief Executive Officer

Date: April 22, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and
Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lion Group Holding Ltd. and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York
April 22, 2022

PCAOB ID # 1195

Lion Group HOLDING LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
		(as restated)
Assets
Current Assets
Cash and cash equivalents	$15,098,151	$3,426,467
Restricted cash-bank balances held on behalf of customers	653,324	1,367,630
Securities owned, at fair value	15,900,369	17,622
Receivables from broker-dealers and clearing organizations	87,938,377	8,089,193
Short-term loans receivable	-	2,239,378
Other receivables	67,352	724,708
Prepaids,deposits and other	8,741,735	749,231
Total current assets	128,399,308	16,614,229

Long term investment	1,550,314	-
Fixed assets, net	17,507,742	34,919
Other assets	1,459,467	6,255,793
Deferred taxes	-	1,128
Total Assets	$148,916,831	$22,906,069

Liabilities, Mezzanine Equity and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$35,959,925	$5,221,270
Payables to broker-dealers and clearing organizations	53,101,820	3,845,740
Accrued expenses and other payables	1,623,354	1,802,274
Derivative liabilities, at fair value	554,710	5,653
Short-term borrowings	110,000	293,905
Due to director	161,044	149,522
Total current liabilities	91,510,853	11,318,364

Convertible debenture	-	816,006
Warrant liabilities	1,940,625	1,469,821
Total Liabilities	93,451,478	13,604,191

Commitments and Contingencies

Mezzanine Equity
Series B Convertible Preferred Shares - 4,000 shares authorized, stated value of $1,000 per share, 4,000 and none shares issued and outstanding at December 31, 2021 and 2020, respectively	1,222,771	-

Stockholders’ Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized
Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, 6,500 and none shares issued and outstanding at December 31, 2021 and 2020, respectively	3,929,206	-
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 29,677,969 and 9,627,553 shares issued and outstanding at December 31, 2021 and 2020, respectively (i)	2,968	963
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at December 31, 2021 and 2020, respectively (i)	984	984
Additional paid in capital (i)	54,057,211	12,269,761
Accumulated deficit	(2,929,580)	(2,952,362)
Accumulated other comprehensive losses	(57,532)	(17,468)
Total LGHL shareholders’ equity	55,003,257	9,301,878

Non-controlling interest	(760,675)	-
Total shareholders’ equity	54,242,582	9,301,878

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$148,916,831	$22,906,069

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.
Consolidated Statements of Operations and Comprehensive Income (LOSS)

	Years Ended December 31,
	2021	2020	2019
		(as restated)
Revenues
Insurance brokerage commissions	$542,795	$959,299	$2,648,119
Securities brokerage commissions and fees	3,188,684	1,890,502	2,210,915
Market making commissions and fees	4,324,650	4,940,623	11,056,431
Interest income	1,351,318	138,799	757,677
Trading gains	15,444,919	1,833,875	1,782,750
Cryptocurrency mining revenue	1,726,249	-	-
Other income	479,870	467,037	70,958
	27,058,485	10,230,135	18,526,850

Expenses
Commissions and fees	3,317,692	1,845,994	3,355,205
Compensation and benefits	4,069,203	3,802,793	2,430,636
Occupancy	778,881	683,160	591,936
Communication and technology	1,929,981	1,454,050	823,433
Cost of crypto mining	1,163,846	-	-
General and administrative	2,016,582	2,264,318	692,648
Professional fees	3,836,817	1,565,834	761,238
Research and development	1,205,040	-	-
Services fees	3,574,579	833,864	384,840
Interest	1,608,100	183,157	731,812
Depreciation	916,916	40,556	52,852
Marketing	913,675	651,324	55,378
Payment service charge	(181,249)	245,030	355,585
Unrealized loss on equity securities	1,916,033	-	-
Change in fair value of option liabilities	149,740	-	-
Change in fair value of warrant liabilities	470,804	(777,266)	-
Other operating	144,175	11,464	10,463
	27,830,815	12,804,278	10,246,026

(Loss) income before income taxes	(772,330)	(2,574,143)	8,280,824

Income tax expense	(54,367)	(1,316)	(64,472)

Net (loss) income	$(826,697)	$(2,575,459)	$8,216,352

Net loss attributable to non-controlling interests	849,479	-	-

Net income (loss) attributable to LGHL	$22,782	$(2,575,459)	$8,216,352

Deemed dividend on the effect of the down round features	(6,354,500)	-	-
Dividends and deemed dividends on preferred shares	(1,810,204)	-	-

Net (loss) income attributable to LGHL ordinary shareholders	$(8,141,922)	$(2,575,459)	$8,216,352

(Loss) earnings per share for both Class A and Class B
- basic and diluted (i)	$(0.27)	$(0.25)	$1.16

Weighted average Class A ordinary shares outstanding
- basic and diluted (i)	26,046,212	6,180,795	3,140,388

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	4,041,875	3,962,294	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2021	2020	2019
		(as restated)
Net (loss) income	$(826,697)	$(2,575,459)	$8,216,352

Other comprehensive (loss) income
Foreign currency translation adjustment	(40,064)	20,487	75,637
Comprehensive (loss) income	$(866,761)	$(2,554,972)	$8,291,989

The accompanying notes are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.
consolidated Statements of Changes in STOCKHOLDERS’ Equity

	Series A Convertible		Class A		Class B		Additional		Accumulated Other Comprehensive	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Accumulated	(Loss)	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital (i)	Deficit	Income	Interest	Total
Balance at January 1, 2019		$-	3,140,388	$314	3,949,993	$395	$12,503,046	(3,598,639)	$(113,592)	$-	$5,768,918
Return of capital							(4,898,012)	-	-		(1,875,406)
Dividends declared			-	-	-	-	-	(4,994,616)	-		(4,994,616)
Net income			-	-	-	-	-	8,216,352	-		8,216,352
Other comprehensive income (loss)			-	-	-	-	-	-	75,637		75,637
Balance at December 31, 2019		$-	3,140,388	$314	3,949,993	$395	$7,605,034	$(376,903)	$(37,955)	$-	$7,190,885
Effect of reverse recapitalization, net of costs (ii)	-	-	3,357,574	$336	5,801,221	$580	$(2,242,234)	$-	$-	$-	$(2,241,318)
Conversion of rights to ordinary shares upon the reverse recapitalization	-	-	1,150,000	115	-	-	(115)	-	-	-	-
Shares issued to prior D&O	-	-	300,000	30	-	-	59,970	-	-	-	60,000
Shares issued in connection with August 2020 PIPE, net of costs	-	-	1,650,000	165	-	-	2,530,536	-	-	-	2,530,701
Shares issued as a result of post-merger consideration adjustment	-	-	29,591	3	91,882	9	(12)	-	-	-	-
2020 incentive shares granted and unissued	-	-	-	-	-	-	3,656,800	-	-	-	3,656,800
Detachable warrants issued in connection with December 2020 Convertible Debenture, net of costs	-	-	-	-	-	-	454,089	-	-	-	454,089
Beneficial conversion feature in connection with December 2020 Convertible Debenture	-	-	-	-	-	-	205,693	-	-	-	205,693
Net loss	-	-	-	-	-	-	-	(2,575,459)	-	-	(2,575,459)
Other comprehensive income	-	-	-	-	-	-	-	-	20,487	-	20,487
Balance at December 31, 2020 (as restated)		$-	9,627,553	$963	9,843,096	$984	$12,269,761	$(2,952,362)	$(17,468)	$-	$9,301,878
Issuance of January 2021 Call Options for service	-	-	-	-	-	-	1,909,000	-	-	-	1,909,000
Conversion of Debenture into ordinary shares	-	-	889,667	89	-	-	1,611,511	-	-	-	1,611,600
Exercise of December 2020 Warrants	-	-	14,200,000	1,420	-	-	27,398,580	-	-	-	27,400,000
Exercise of August 2020 PIPE Warrants	-	-	770,833	77	-	-	1,541,589	-	-	-	1,541,666
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	-	-	1,486,504	148	-	-	(148)	-	-	-	-
Issuance of ordinary shares to Yun Tian	-	-	353,623	36	-	-	777,935	-	-	-	777,971
Exercise of January 2021 Call Options	-	-	2,000,000	200	-	-	3,999,800	-	-	-	4,000,000
Issuance of Series A Convertible Preferred Shares and detachable February 2021 Warrants, net of costs	7,000	4,231,453	-	-	-	-	2,067,547	-	-	-	6,299,000
Beneficial conversion feature (“BCF”) of Series A Convertible Preferred Shares	-	(1,562,905)					1,562,905		-	-	-
Deemed dividend on Series A Convertible Preferred Shares in connection with BCF		1,562,905	-	-	-	-	(1,562,905)				-
Accrued dividends on Series A Convertible Preferred Shares							(195,000)	-	-	-	(195,000)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(500)	(302,247)	349,789	35			302,212	-	-	-	-
Issuance of Series B Convertible Preferred Shares and detachable December 2021 Warrants, net of costs							942,448	-	-	-	3,742,000
BCF of Series B Convertible Preferred Shares							1,613,080	-	-	-	-
Deemed dividend on Series B Convertible Preferred Shares in connection with BCF and accretion of discounts							(36,299)	-	-	-	-
Accrued dividends on Series B Convertible Preferred Shares							(16,000)	-	-	-	(16,000)
Acquisition of noncontrolling interest							(128,804)	-	-	88,804	(40,000)
Net Income (loss)	-	-	-	-	-	-	-	22,782	-	(849,479)	(826,697)
Other comprehensive loss	-	-	-	-	-	-	-	-	(40,064)	-	(40,064)

Balance at December 31, 2021	6,500	$3,929,206	29,677,969	$2,968	9,843,096	$984	$54,057,211	$(2,929,580)	$(57,532)	$(760,675)	$55,465,353

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1
(ii)	As a result of the restatement the reverse recapitalization has been reduced by the fair value of approximately $2.2 million of Public Warrants and Private Warrants as a liability as of June 16, 2020 that is discussed in Note 1

The accompanying noted are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2021	2020	2019
		(as restated)
Cash Flows from Operating Activities
Net (loss) income	$(826,697)	$(2,575,459)	$8,216,352
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Stock based compensation expense	381,800	3,656,800	-
Change in fair value of warrant liabilities	470,804	(777,266)	-
Change in fair value of option liability	149,740	-	-
Gain on sale of crypto currencies	(17,496)	-	-
Amortization of debt discounts	783,994	13,288	-
Depreciation	1,295,470	40,556	52,852
Deferred taxes	1,128	(451)	(1,827)
Gain on forgiveness of debt	(104,640)	-	(25,528)
(Increase) decrease in operating assets
Securities owned	(15,882,747)	162,579	927,032
Receivables from broker-dealers and clearing organizations	(79,849,184)	(6,404,232)	4,723,829
Prepaids, deposits and other assets	(7,028,192)	(6,080)	(119,489)

Increase (decrease) in operating liabilities
Payables to customers	30,738,655	1,367,577	(5,697,526)
Payables to broker-dealers and clearing organizations	49,256,080	3,845,740	-
Accrued expenses and other payables	148,786	782,623	(98,700)
Net cash (used in) provided by operating activities	(20,482,499)	105,675	7,976,995

Cash Flows from Investing Activities
Purchases of fixed assets	(10,234,188)	-	(20,576)
Acquisition of Trademarks	-	(5,184)	(4,117)
Advance payments for assets acquisition	-	(5,950,000)	-
Advances to shareholder	-	-	(6,484,121)
Advances to unrelated parties	-	-	(19,108,159)
Investment in investment funds	(1,550,314)	-	-
Acquisition of noncontrolling interest	(40,000)	-	-
Short term loans receivable	(1,000,000)	(680,350)	(1,637,310)
Collection of short term loan	719,815	86,020
Net cash used in investing activities	(12,104,687)	(6,549,514)	(27,254,283)

Cash Flows from Financing Activities
Dividends paid	-	(385,901)	-
Cash acquired in the reverse recapitalization	-	2,476,198	-
Payments for reverse recapitalization and ordinary shares issuance costs	-	(1,908,591)	-
Proceeds from August 2020 PIPE, net of costs	-	2,021,951	-
Proceeds from the exercise of December 2020 warrants	27,400,000	-	-
Proceeds from the exercise of August 2020 PIPE Warrants	1,541,666	-	-
Proceeds from the exercise of January 2021 Call Options	4,000,000	-	-
Proceeds from issuance Series A Convertible Preferred Shares and detachable warrants, net of issuance costs	6,299,000	-	-
Proceeds from issuance of Series B Convertible Preferred Shares and detachable December 2021 Warrants, net of costs	3,742,000	-	-
Proceeds from issuance of ordinary shares to Yuntian	777,971	-	-
Proceeds from issuance of convertible debenture		1,540,000	-
Proceeds from Short-term borrowings	110,000	-	21,047,260
Repayment of Short-term borrowings	(292,240)	(1,124,448)	(382,917)
Repayment of Short-term borrowings from related party	-	(128,415)	-
Advances from director	-	1,616,565	7,679,131
Repayments to director	-	(1,467,043)	(7,679,131)
Net cash provided by financing activities	43,578,397	2,640,316	20,664,343

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	(33,833)	16,441	85,966

Net Change in Cash, Cash Equivalents, and Restricted Cash	10,957,378	(3,787,082)	1,473,021
Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	4,794,097	8,581,179	7,108,158
Cash, Cash Equivalents, and Restricted Cash - End of Year	$15,751,475	$4,794,097	$8,581,179

Noncash Investing and Financing Activities
Settlement of short-term loans receivable and borrowings	$-	$-	$19,120,332
Return of capital through reduction in subscription receivable	$-	$-	$3,022,606
Return of capital through reduction in due from shareholder	$-	$-	$1,875,406
Dividends made through reduction in due from shareholder	$-	$-	$4,608,715
Dividends declared and payable at year-end	$-	$-	$385,901
Net liabilities acquired in the reverse recapitalization	$-	$57,963	$-
Increase in payables for ordinary shares isssuance costs	$-	$504,084	$-
Transfer from other assets to intangible assets	$-	$13,277	$-
Decrease in accrued expenses for shares issued to prior D&O	$-	$60,000	$-
Convertible debenture debt discounts and issuance costs charged to equity	$-	$659,782	$-
Subscription receivable for the shares issued in August 2020 PIPE	$-	$508,750	$-
Decrease in notes receivable and other assets in exchange for fixed assets (Note 8)	$8,000,000	$-	$-
Decrease in receivable in exchange for fixed assets	$534,564	$-	$-
Value of January 2021 Call Options issued for service	$1,909,000	$-	$-
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	$148	$-	$-
Conversion of crypto currencies to USDT	$17,496	$-	$-
Conversion of Debenture into ordinary shares	$1,611,600	$-	$-
Conversion of Series A Convertible Preferred Shares and accrued dividends	$302,247	$-	$-
Accrued dividends on Series A and Series B Convertible Preferred Shares	$211,000	$-	$-
Deemed dividend on Series A and Series B Convertible Preferred Shares	$1,599,204	$-	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$841,847	$115,160	$729,504
Cash paid for income taxes	$54,667	$8,227	$1,521

The accompanying noted are an integral part of the consolidated financial statements.

Lion Group HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

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

On June 16, 2020, the Company consummated the Business Combination (the “Closing”) and each of PAAC and LFGL became a wholly-owned subsidiary of the Company and the Company became a new public company owned by the prior stockholders of PAAC and the prior shareholders of LFGL, where each outstanding share of PAAC common stock has been exchanged for one Class A ordinary share of the Company, each outstanding warrant of PAAC has been exchanged for one warrant of the Company and each outstanding right of PAAC has been exchanged for one-tenth of one Class A ordinary share of the Company, resulting in 4,507,574 Class A ordinary shares and 17,795,000 warrants being issued to PAAC stockholders; and where the Company acquired all of the issued and outstanding shares of LFGL, i.e. 50,000 ordinary shares of LFGL from each of LFGL shareholders, in exchange for 12,891,602 ordinary shares (including 3,140,388 Class A and 9,751,214 Class B, “Exchange Shares”) of the Company, valued at a price per share equal to the price at which each share of PAAC common stock was redeemed, i.e. $10.185 per share.

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

The Group officially began offering total return swap (TRS) trading services to customers in July 2020. The Group has entered into International Swaps and Derivatives Association (ISDA) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in the China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commissions and fees from customers for trades made through the TRS trading service.

For the years ended December 31, 2021 and 2020, no trading customers accounted for more than 10% of the Group’s total revenue; for the year ended December 31, 2019, the Group had two trading customers’ account which accounted for 35% of its total revenue. For the years ended December 31, 2021, 2020, and 2019, one clearing broker accounted for 61%, 73%, and 43%, respectively, of the Group’s total commissions expense.

For the years ended December 31, 2021, 2020, and 2019, the Group placed 77% (2% of total revenue in 2021), 77% (7% of total revenue in 2020), and 72% (10% of total revenue in 2019), respectively, of its insurance brokerage sales with one insurance provider.

The Group commenced bitcoin mining operations in late May 2021 and voluntarily ceased the operation in October 2021 as the electricity cost increased significantly.

The subsidiaries of the Company include a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited (“HKSCC”), remote trading member of Singapore Exchange Limited (“SGX”), and member of the Professional Insurance Brokers Association Limited (“PIBA”); possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities, Type 2 Dealing in Futures Contracts, Type 4 Advising on Securities, Type 5 Advising on Futures Contracts, and Type 9 Asset Management, the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker, and the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore.

COVID-19

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions worldwide. Governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. COVID-19 has also resulted in temporary closure of many corporate offices and factories around the world. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Since December 2021, there has been a recurrence of COVID-19 outbreaks in China and Hong Kong due to the Delta and Omicron variants. Like most companies, the Group’s various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly compared to prior year, which was mainly attributable to economic and financial impact brought about by COVID-19 on the Group’s customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, customers’ concerns about future unpredictability also caused their trading activity to decline, impacting the Group’s CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, the Group’s futures and insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. No impairments were recorded as of the consolidated balance sheet date, as the carrying amounts of the Group’s assets are expected to be recoverable; however, due to significant uncertainty surrounding the situation, management’s judgment regarding this could change in the future. In addition, the Group cannot reasonably estimate the related financial impact to the Group’s future financial results given the uncertainties surrounding the duration of the outbreak. The Group continues to monitor the impact of the COVID-19 outbreak closely.

Details of the Company’s subsidiaries as of December 31, 2021 are as follows:

Company name	Date of Incorporation or acquisition	Place of incorporation or establishment	Ownership interest	Principal activities
Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding

Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding

Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage

Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage

Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant

Lion Asset Management Limited (F/K/A Lion Capital Management Limited)	May 20, 2016	Hong Kong	100%	Asset management

BC Wealth Management Limited	October 14, 2014	Hong Kong	100%	Insurance brokerage

Lion Wealth Limited	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	May 2, 2017	Cayman Islands	100%	Broker dealer and market maker

Lion Investment Fund SPC	June 11, 2019	Cayman Islands	100%	Dormant

Lion International Financial (Singapore) Pte. LTD.	July 26,2019	Singapore	100%	Dormant

Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant

Lion Fintech Group Limited	April 13, 2021	British Virgin Islands	100%	Investment holding

Royal Lion Investment Limited	April 13, 2021	Cayman Islands	70%	Investment holding

Royal Lion Middle East DMCC	April 13, 2021	Dubai	70%	Trading in crypto-commodities

Lion NFT Limited	May 7, 2021	British Virgin Islands	90%	Investment and innovation in digital assets

Flying Lion Limited	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets

Lion Group (Hangzhou) Investment Limited	May 7, 2021	China	100%	Technology development, consulting, conference and exhibition services

Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding

Aquarius II Sponsor Ltd/	May 4, 2021	British Virgin Islands	51%	Investment holding

Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	51%	Special purpose acquisition company

Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	51%	Special purpose acquisition company

Lion Metaverse Limited	October 26, 2021	British Virgin Islands	50%	Technology development

Note 2 — Significant Accounting Policies

Basis of Presentation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”).

Restatement of Previously Issued Financial Statements

The Company has restated its consolidated financial statements as of and for the year ended December 31, 2020, as well as the unaudited condensed consolidated financial statements for the six month-period ended June 30, 2020 to correct the misapplication of the accounting guidance for its Public Warrants (as defined in Note 21) and Private Warrants (as defined in Note 21).

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries in which it has a controlling financial interest. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation. The Group consolidates the loss of the subsidiaries and subtracts the net loss that is attributable to the non-controlling interest holders in calculating the net income (loss) that is attributable to the Group.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Group does not have any cash equivalents as of December 31, 2021 and 2020.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash — Bank Balances Held on Behalf of Customers

The Group maintains segregated trust accounts with licensed banks or payment platform to hold customer funds in accordance with the relevant legislation. The Group has classified customer funds as bank balances held on behalf of customers with a corresponding payable to customers in the liabilities section of the consolidated balance sheets.

Securities Owned and Derivatives

The Group’s proprietary trading securities transactions are recorded on the trade date, as if they had settled.

Securities, futures and derivative positions are recorded at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”).

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

Commissions receivable represent commissions due from trading activities and from insurance providers once referrals have been made and the transactions have been executed under the terms of the relevant insurance policy or subscription agreement. As of December 31, 2021, and 2020, commissions receivable amounted to $32,463 and $71,253, respectively, are included in the line item “prepaids, deposits and other” in the consolidated balance sheets.

Crypto Currencies

The following table presents the activities of the crypto currencies for the year ended December 31, 2021:

Crypto currencies at December 31, 2020	$—
Additions of crypto currencies	1,708,753
Realized gain on sale of crypto currencies	17,496
Impairment of crypto currencies(1)	—
Sale of crypto currencies	(1,726,249)
Crypto currencies at December 31, 2021	$—

(1)	The Group did not recognize impairment loss on crypto currencies during the year ended December 31, 2021 as the crypto currencies were converted to stable coins shortly after the consideration was received and all stable coins were liquidated before the year end.

Crypto-currency Machines

Management has assessed the basis of depreciation of the Group’s crypto-currency machines used to verify crypto currency transactions and generate crypto currencies and believes they should be depreciated over a 3-year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

●	the complexity of the transaction verification process which is driven by the algorithms contained within the bitcoin open source software;

●	the general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in Petahash units); and

●	technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs i.e. the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

The Group operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. This assessment takes into consideration the management’s expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimates as and when data comes available.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

Fixed Assets, Net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as the cash balances held on behalf of customers.

The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lent to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of December 31, 2021 and 2020, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

Commissions payable mainly represent amounts owed to referral sources of insurance brokerage business outside of the Group for transactions referred based on the terms of the underlying agreements. As of December 31, 2021, and 2020, commissions payable amounted to $26,801 and $39,180, respectively and are included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Revenue Recognition

See Note 3 for details.

Commissions and Fees

Commissions and fees related to securities, derivative and TRS trading transactions are recorded on a trade date basis. Commissions expense on insurance products are recognized on the closing date of a transaction as determined by the terms of the relevant contract and insurance policy.

Cost of Crypto Mining

Cost of crypto mining consists primarily of direct costs of earning bitcoins related to mining operations, including electric power costs and other service charges, also including depreciation of mining equipment.

Convertible Securities, Warrants and Derivative Instruments

The accounting treatment of warrants and convertible securities issued is determined pursuant to the guidance provided by ASC 470, Debt, ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

The Company evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity and whether embedded derivative shall be bifurcated from the host instrument and separately accounted for as a derivative, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

If the conversion feature does not require recognition of a bifurcated derivative, the convertible instrument is evaluated for consideration of any beneficial conversion feature (“BCF”) requiring separate recognition pursuant to ASC 470. When we record a BCF, the intrinsic value of the BCF is recorded as a discount against the respective convertible security (offset to additional paid-in capital) and amortized to interest expense over the life of the debt. For convertible preferred stock, the amortization of BCF should be accounted for as a deemed dividend over the applicable period if accretion is required.

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

Basic earnings (loss) per ordinary share is computed by dividing net income or loss available to ordinary shareholders by the weighted average number of ordinary shares issued and outstanding for the periods. For the years ended December 31, 2021 and 2020, the December 2020 Convertible Debenture (as discussed in Note 14) which is convertible into the Company’s Class A ordinary shares, as represented by ADSs and December 2020 Series A Warrant (as discussed in Note 14) which is exercisable into the Company’s Class A ordinary shares, as represented by ADSs, have the same dividend rights as the ordinary shares on an as-converted and as-exercised basis, and therefore qualify as participating securities for the period they were outstanding in accordance with ASC 260. The holders of Convertible Debenture and Series A Warrant do not have a contractual obligation to share in the Company’s losses, therefore participating securities are excluded from the calculation of earnings (loss) per share for the years ended December 31, 2021 and 2020 in which there are losses available to ordinary shareholders.

In accordance with ASC 260-10-45, the 1,933,740 Class B of Indemnity Escrow Shares and 3,867,481 Class B of Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis).

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

For the years ended December 31, 2021, 2020 and 2019 (on a retroactively adjusted basis), the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the period they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

		Years Ended December 31,
		2021	2020	2019
SPAC Warrants	See Note 21	17,795,000	17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 15	1,500,000	1,500,000	—
Convertible Debenture	See Note 14	800,000	800,000	—
December 2020 Warrants	See Note 14	13,700,000	13,700,000	—
January 2021 Call Options	See Note 15	6,000,000	—	—
Series A Convertible Preferred Shares	See Note 14	2,333,333	—	—
February 2021 Warrants	See Note 14	26,666,667	—	—
Series B Convertible Preferred Shares	See Note 14	3,615,584	—	—
December 2021 Warrants	See Note 14	2,285,715	—	—

Subsequently, an aggregate of approximately 5.4 million Class A ordinary shares were issued resulting from conversion of Series A Convertible Preferred Shares.

Non-controlling Interest

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Income attributable to non-controlling interests’ holders is presented on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) as an allocation of the total income for the periods between non-controlling interest holders and the shareholders of the Group. Under ASC 810-10-15-10(a), Consolidation, all majority-owned subsidiaries (i.e., all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) must be consolidated unless control does not rest with the majority owner. The Group owns 50% of Lion Metaverse Limited (“LML”) and controls the board of directors. Therefore, the Group has a controlling financial interest in LML and LML is consolidated in the consolidated financial statements.

On May 7, 2021, Lion NFT Limited (“LNFT”) was formed by Lion Financial Group Limited (“LFGL”) and three other shareholders in British Virgin Islands. LFGL owned 60% of equity interest of LNFT upon incorporation. During the year ended December 31, 2021, LNFT borrowed a total of $600,000 from its shareholders in the form of shareholder loans. On October 8, 2021, LFGL acquired 30% additional equity interest in LNFT for a total cash consideration of $200,000 from two of the minority shareholders.

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

Research and Development Expenses

Research and development expenses are expensed in the period when incurred. These costs primarily consist of designing, coding, project management, and other IT services related to developing and enhancing the project.

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

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense in the consolidated statements of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheets a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. In June 2020, the FASB issued ASU 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”. Under the ASU, private companies may apply the new leases standard for fiscal years beginning after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Upon adoption on January 1, 2022, the Group recognized a lease liability and corresponding right-of-use asset based on the present value of minimum lease payments in an amount of approximately $1,446,000. The cumulative effect adjustment was not significant.

In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For private companies, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In May 2019, FASB issued ASU 2019-05, Financial instrument — Credit Losses (Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which clarified and improved various aspects of ASU 2016-13. In November 2019, FASB issued ASU 2019-10 to amend private companies, not-for-profit organizations, and certain small public companies effective date on its credit losses (CECL) standards to fiscal years beginning after December 15, 2022 and interim periods therein. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements from the adoption of the new guidance.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). This new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impacting the diluted EPS computation. The amendments in this ASU are effective for the Group for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. This ASU requires adoption using either modified retrospective basis or retrospective basis. The Group is currently assessing the impact that the new guidance will have on its our consolidated financial statements.

Note 3 — Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to and in return for transferring those goods or services.

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

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Years Ended December 31,
	2021	2020	2019
Insurance brokerage commissions	$542,795	$959,299	$2,648,119
Securities brokerage commissions	3,188,684	1,890,502	2,210,915
Market making commissions and fees	4,324,650	4,940,623	11,056,431
Total revenue from contracts with customers	$8,056,129	$7,790,424	$15,915,465

Hong Kong	$3,731,479	$2,777,831	$4,859,034
Cayman Islands	4,324,650	5,012,593	11,056,431
	$8,056,129	$7,790,424	$15,915,465

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses), Interest Income and Other

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading gains/(losses) from proprietary TRS trading activities. Trading gains/(losses) is recorded on a trade date basis. The following table represents trading gain (loss) breakdown. For the year ended December 31, 2021, realized loss in option trading in the amount of $49,884 is included in “other” in the table below.

	For the Years Ended December 31,
	2021	2020	2019
CFD trading gain (loss)	$4,374,807	$1,883,958	$1,793,810
TRS trading gain (loss)	10,523,974	13,157	-
Other	546,138	(63,240)	(11,060)
	$15,444,919	$1,833,875	$1,782,750

Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

Crypto Currencies Mining

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Providing computing power in digital asset transaction verification services is an output of the Group’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted closing price of the related cryptocurrency at the date of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations.

Note 4 — Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets and statements of cash flows.

	December 31,
	2021	2020	2019
Cash	$15,098,151	$3,426,467	$6,388,978
Restricted cash	653,324	1,367,630	2,192,201
Total cash and restricted cash presented in the consolidated statements of cash flows	$15,751,475	$4,794,097	$8,581,179

Restricted cash includes cash balances held on behalf of customers (see Note 2 for further information).

Note 5 — Fair Value

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

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the assets or liabilities.

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

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over-the-counter (“OTC”) derivatives; they are generally categorized in level 2 of the fair value hierarchy.

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

The significant assumptions which the Company used to value the options in the Monte-Carlo Simulation model are:

December 31, 2021
Stock price	$0.49 ~ 12.61
Exercise price	$0.49 ~ 12.61
Expected term in years	0.04 ~ 0.24
Expected dividend yield	0%
Volatility	30% ~ 75%
Risk-free interest Rate	5%

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2, which are valued using a Black-Sholes-Merton pricing model at of the measurement date.

The significant assumptions which the Company used in the model are:

	December 31, 2021	For the period from June 16, 2020 (closing day of the Business Combination) to December 31, 2020
Stock price	$1.28	$ 1.89 ~ 2.43
Exercise price	$11.5	$11.50
Expected term in years	3.46	4.46 ~ 5.00
Expected dividend yield	0%	0%
Volatility	80.46%	54.44% ~ 54.92%
Risk-free interest Rate	1.22%	0.364% ~ 0.373%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2021 and 2020:

At December 31, 2021

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Fair value measurement:
Listed equity securities	$15,900,369	$-	-	$15,900,369
NAV practical expedient:
Long term investment				1,550,314
	$15,900,369	$-	$-	$17,450,683

Liabilities
Option liabilities(1)	$-	$(554,710)	$-	$(554,710)
Warrant liabilities	(1,322,500)	(618,125)	-	(1,940,625)
	$(1,322,500)	$(1,172,835)	$-	$(2,495,335)

(1)	No collateral received or pledged for derivative contracts.

At December 31, 2020

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$17,622	$-	$-	$17,622

Liabilities
CFD derivatives (1)	$-	$(5,653)	$-	$(5,653)
Warrant liabilities	(1,000,500)	(469,321)	-	(1,469,821)
	$(1,000,500)	$(474,974)	$-	$(1,475,474)

(1)	No collateral received or pledged for derivative contracts.

There were no transfers between level 1, level 2, and level 3 during either year.

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

At December 31, 2021

		Quoted Prices
		in Active	Significant	Significant
	Total	Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets
Cash and cash equivalents	$15,098,151	$15,098,151	$-	$-	$15,098,151
Bank balances held on behalf of customers	653,324	653,324	-	-	653,324
Receivables from broker-dealers and clearing organizations	87,938,377	-	87,938,377	-	87,938,377
Other receivables	67,352	-	67,352	-	67,352
	$103,757,204	$15,751,475	$88,005,729	$-	$103,757,204

Liabilities
Payables to customers	$35,959,925	$-	$35,959,925	$-	$35,959,925
Payables to broker-dealers and clearing organizations	53,101,820	-	53,101,820	-	53,101,820
Accrued expenses and other payables	1,623,354	-	1,623,354	-	1,623,354
Short-term borrowings	110,000	-	110,000	-	110,000
Due to director	161,044	-	161,044	-	161,044
	$90,956,143	$-	$90,956,143	$-	$90,956,143

At December 31, 2020

	Total Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value
Assets
Cash and cash equivalents	$3,426,467	$3,426,467	$-	$-	$3,426,467
Bank balances held on behalf of customers	1,367,630	1,367,630	-	-	1,367,630
Receivables from broker-dealers and clearing organizations	8,089,193	-	8,089,193	-	8,089,193
Short-term loans receivable	2,239,378	-	2,239,378	-	2,239,378
Commissions receivable	71,253	-	71,253	-	71,253
Other receivables	724,708	-	724,708	-	724,708
	$15,918,629	$4,794,097	$11,124,532	$-	$15,918,629

Liabilities
Payables to customers	$5,221,270	$-	$5,221,270	$-	$5,221,270
Payables to broker-dealers and clearing organizations	3,845,740	-	3,845,740	-	3,845,740
Commissions payable	39,180	-	39,180	-	39,180
Accrued expenses and other payables	1,763,094	-	1,763,094	-	1,763,094
Short-term borrowings	293,905	-	293,905	-	293,905
Due to director	149,522	-	149,522	-	149,522
	$11,312,711	$-	$11,312,711	$-	$11,312,711

Note 6 — Prepaids, Deposits, and Other

Prepaids, deposits, and other consisted of the following as of December, 2021 and 2020:

	December 31,
	2021	2020
Prepaid software and IT related services	$299,603	$276,514
Prepaid insurance	160,089	126,972
Prepaid stock-based compensation expense	381,800	-
Prepaid rent and utility	206,768	158,752
Prepaid offering expenses	419,177	-
Prepaid consulting	73,078	73,824
Deposit for miners (1)	6,000,000	-
Prepaid research and development expenses (2)	1,142,164	-
Commissions receivable	32,463	71,253
Other	26,593	41,916
	$8,741,735	$749,231

(1)	The Group paid an aggregate of $6,000,000 to a third-party as deposits to purchase 2,500 Antminer S19j Pros (100 TH/s) bitcoin miners. The proposed purchase price was $8,000 per miner for a total price of $20,000,000. The deposit was refundable if a definitive purchase agreement has not been signed by March 29, 2022. As of March 31, 2022, the Group has collected all deposits from the third-party seller.
(2)	Prepaid research and development expenses mainly comprised of costs related to developing the Group’s newly launched Metaverse project “Lion World”.

Note 7 — Short-term Loans Receivable

(a) On December 20, 2019, the Group issued notes receivable in an aggregate of approximately $1,626,000 to an unrelated party. The notes were due June 20, 2020 and accrued interest at a rate of 6% per annum. On June 20, 2020, the notes were extended to June 21, 2021. For the years ended December 31, 2021, 2020 and 2019, interest income earned on these notes were approximately $16,000, $99,000 and $3,000, respectively.

(b) In June and December 2020, the Group entered into loan agreements in the aggregate principal amount of $380,000 to one unrelated party. The loans were due on April 28, 2021 and June 29, 2021, respectively and both accrued interest at a rate of 6% per annum. For the year ended December 31, 2021 and 2020, interest income earned on these notes was approximately $4,000 and $4,000.

(c) In June 2020, the Group entered into a loan agreement in the principal amount of $300,000 to another unrelated party. Such loan was due on December 1, 2020 and accrued interest at a rate of 6% per annum. The loan was partially repaid and then was extended to December 1, 2021. As of December 31, 2020, the outstanding balance was approximately $214,000 which was fully repaid in March 2021. For the year ended December 31, 2021 and 2020, interest income earned on this note was approximately $3,000 and $11,000, respectively.

On March 1, 2021, the Group entered into Deeds of Assignment (“Assignment No. 1”) with the two unrelated borrowers discussed in (a) and (b) above and Lanlian (as discussed in Note 8). As a result, the Group assigned the outstanding loans receivable and accrued interest in (a) in an aggregate of approximate $1,691,000 to Lanlian without recourse as payment for the purchase price, and such notes were fully settled; the Group assigned the outstanding loans receivable and accrued interest in (b) in an aggregate of approximate $359,000 to Lanlian without recourse as payment for the purchase price, and the remaining principal of such loans and accrued interest were approximately $30,000 which were fully collected in March 2021. No gains or losses are recognized.

(d) On April 28, 2021, the Group entered into loan agreement in the principal amount of $1,000,000 to one unrelated party. The loan is due on June 1, 2021 and accrue interest at a rate of 12% per annum. The loan was partially repaid and then was extended to September 30, 2021. As of September 27, 2021, the Group received repayment in cash in the amount approximately $497,000 including interest of $5,000.

On September 7, 2021, the Group entered into an asset acquisition agreement with Lanlian, to acquire various software systems for TRS trading service. The acquisition was closed on September 27, 2021 upon which Lanlian conveyed and delivered to the Group the software systems. The aggregate purchase price for the software systems was $8,000,000. On September 27, 2021, the Group entered into Deeds of Assignment (“Assignment No. 2”) with the unrelated borrower discussed in (d) above and Lanlian. As a result, the Group assigned the outstanding loans receivable and accrued interest in an aggregate of approximate $534,000 to Lanlian without recourse as payment for the purchase price, and such notes were fully settled. No gains or losses are recognized. The remaining purchase price was paid in cash. For the year ended December 31, 2021, interest income earned on this note was approximately $31,000.

As of December 31, 2021 and 2020, the aggregate outstanding balance of loan receivables above was $-0- and $2,239,378, respectively.

Note 8 — Other Assets

As of December 31, 2021, the balance of other assets was primarily comprised of long-term portion of the value of January 2021 Call Options issued for service (see Note 15 for detail), amounted to $1,145,400.

As of December 31, 2020, the balance of other assets was primarily comprised of advance payment for purchasing eight copyrighted trading software in the amount of $5,950,000. In December 2020, the Group entered into an asset acquisition agreement with Hangzhou Lanlian Technology Co., Ltd (“Lanlian”), in a single transaction, to acquire eight separate copyrighted trading software programs (“Assets Portfolio”) for CFD trading business. The acquisition was closed on June 30, 2021. The aggregate purchase price for the Assets Portfolio was $8,000,000. In addition, as a result of Assignments No. 1 entered into as discussed in Note 7, the aggregate purchase price was fully settled.

Note 9 — Long-term Investment

In May 2021, the Group formed Lion Group (Hangzhou) Investment Limited and invested RMB 10,000,000 ($1,550,000) to purchase 25% of the equity interest in Hangzhou Qianlan Enterprise Management Partnership (Limited Partnership) (“Qianlan”). Qianlan, a limited partner of Hangzhou Tunlan Hongyi Investment Partnership (Limited Partnership) (“Tunlan Hongyi”), holds 62% of equity interest in Tunlan Hongyi (a private equity fund with total investment of RMB 64,500,000 which invested in Shenzhen Yuhe Chuangzhi Technology Limited Company).

FASB ASC 820-10-35-59, Fair Value Measurements and Disclosures, indicates that investments in certain funds that do not have a readily determinable fair value qualify for the use of the net asset value (NAV) practical expedient. The Group classified the investment to long term investment and elects to use the NAV practical expedient. As of December 31, 2021, no unrealized gain or loss is recognized.

Note 10 — Fixed Assets, Net

Fixed assets consisted of the following as of December, 2021 and 2020:

	December 31,
	2021	2020
Cryptocurrency mining Machines	$2,584,071	$-
Software (Note 7 & 8)	16,000,000	-
Leasehold improvement	38,329	38,463
Office and equipment	305,651	148,048
Total cost of fixed assets	18,928,051	186,511
Less: accumulated depreciation	(1,420,309)	(151,592)
Fixed assets, net	$17,507,742	$34,919

On April 19, 2021, Lion Wealth Limited (the “Transferee”), a wholly-owned subsidiary of the Group, entered into an antminer transfer and maintenance agreement (the “Antminer Transfer and Maintenance Agreement”) with Shanghai ITHELP Network Technology Co., Ltd, (the “Transferor”), in a single transaction, to acquire the Bitmain Antminers S9 Hydro computer model equipment from the Transferor and the maintenance of the mining machines by Shanghai Minebaba Network Technology Co., Ltd (“Minebaba”). The acquisition was closed in May 2021, upon onsite inspection and acceptance and payment, with the Transferee acquiring five thousand brand new units of mining machines. The aggregate purchase price for the mining machines was approximately RMB 17 million (approximately $2.6 million), including the transportation and installation costs. The annual maintenance costs payable to the Minebaba are expected to be $0.2 million. In accordance with the Antminer Transfer and Maintenance Agreement, Minebaba shall operate and maintain the mining machines for three years. The Group may terminate Minebaba’s operation and maintenance with a written notice of 30 days prior to the termination without penalty. The depreciation expense of the mining machines during the operation period in the amount of $378,554 and after ceasing the operation in the amount of $147,248 was included in the line item “cost of crypto mining” and “depreciation”, respectively, in the consolidated statements of operations.

Depreciation expense, not including depreciation expense for the mining machines during the operation, for the years ended December 31, 2021 and 2020 was $916,916, and $40,556, respectively, and are included in operating expenses.

There were no impairment charges related to fixed assets for the period ended December 31, 2021 and 2020.

Note 11 — Short-term Borrowings

As of December 31, 2021, total short-term borrowings outstanding was $110,000 representing a loan owed to a minority shareholder.

In October 2021, Lion Wealth Management Limited (“LWML”) and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited to develop the Group’s newly launched Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. LWML agreed to loan LML for its operation and evidence by the loan agreements. As of December 31, 2021, total loan lent to LML is RMB 15,000,000 (US $2,325,000). The loan amount has been eliminated upon consolidation.

In August and September 2019, Lion Wealth Limited (“LWL”) obtained short-term borrowings in an aggregate of $20,409,250 from China Tonghai Financial Limited (“Tonghai”) with an interest rate of 13% per annum and due on December 5, 2019. LFGL acts as the corporate guarantor and the guarantee is a continuing guarantee and extends to the ultimate balance of all borrowings. The majority of the proceeds from the short-term borrowings were then advanced to four unrelated entities (collectively, the “Borrowers”) under four separate loan agreements in an aggregate of $19,108,159, at an interest rate of 15% per annum and with due dates ranging from November 27, 2019 to December 5, 2019. On December 5, 2019, LWL entered into a Deed of Novation with Tonghai and a new debtor, Xiao Bin Trading Company Limited (“Xiao Bin”), whereby LWL transferred all of its rights and obligations pertaining to $19.1 million of the borrowings under its original borrowing agreement with Tonghai to Xiao Bin. The remaining $1.3 million under the original borrowing agreement which was not novated was included in the line “Short-term Borrowings” in the consolidated balance sheet as of December 31, 2019. Simultaneous to this novation agreement, LWL entered into four separate Deeds of Novation with Xiao Bin, as the new creditor, and the four Borrowers to transfer all of LWL’s rights and obligations under the four original loan agreements totaling $19.1 million to Xiao Bin. The Group offset legal rights resulting from the Deed of Novation with Tonghai and the four Deeds of Novation with the Borrowers in the amount of $19.1 million. Since only the rights and obligations were transferred and no cash transactions were made, the settlement was properly accounted for as noncash transaction. As a result, a gain from forgiveness of debts of approximately $26,000 was recognized and the remaining outstanding short-term borrowings in the amount of $1,284,155 were extended from December 5, 2019 to March 5, 2020.

During 2020, LWL entered into a supplemental loan agreement with Tonghai and the loan was changed to due on demand afterwards. During the year ended December 31, 2020, the repayments made were approximately $990,000 in the aggregate, and interest expense incurred on the remaining outstanding balance totaled approximately $105,000. As of December 31, 2020, the outstanding amount under this loan was approximately $294,000 which was fully repaid in February 2021.

In September 2019, LFGL obtained short-term borrowings with an unrelated third-party lender at an interest rate of 12% per annum in the amount $510,230 which were guaranteed by shareholders. As of December 31, 2019, the remaining balance of such unrelated party borrowing was $128,415 which was subsequently fully repaid by January 3, 2020. For the year ended December 31, 2019, interest expense on this loan was approximately $15,000.

In November 2019, LWL obtained short-term borrowings from a related party in the amount of $128,415 with an interest rate of 12% per annum due on February 6, 2020. As of December 31, 2019, the remaining balance of such borrowing was $128,415 which was subsequently fully repaid by January 3, 2020. For the year ended December 31, 2019, interest expense on the loan was approximately $2,000.

Note 12 — Derivatives

Derivative financial instruments used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for OTC derivative financial instruments, principally CFDs are based on spot exchange rates broadly distributed in active markets, OTC option contracts are based on stock price and stock volatility. Factors taken into consideration in estimating the fair value of OTC derivatives include market liquidity, concentrations, and funding and administrative costs incurred.

The Group does not apply hedge accounting as defined in ASC 815, because all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

As discussed in Note 1, the Group’s derivative trading activity primarily relates to situations where it assumes the role of a market maker or a counter party in its customers’ CFD and options transactions. If the trades of one customer can be used to naturally hedge and offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to hedge and offset the trades of its customer.

The contractual amounts related to CFDs reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and option contracts is limited to the unrealized fair value gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Group’s open derivative positions at December 31, 2021 and 2020 were net derivative liabilities of approximately $555,000 for OTC option contracts and $6,000 for Foreign Currency CFDs, Gold CFDs, and Crude Oil CFDs etc, respectively.

Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Concentrations of Credit Risk

The Group is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfil their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group’s policy to review, as necessary, the credit standing of each counterparty.

Note 13 — Related Parties

During the year ended December 31, 2021, no advances were received or repaid from/to the individual shareholder. During the year ended December 31, 2020, dividends paid to the individual shareholder were $385,901; the Group received the advances from director for working capital needs in an aggregate of approximately $1,617,000 and repaid in an aggregate of approximately $1,467,000. As a result, due to director in an amount of approximately $160,000 and $150,000 was included in the consolidated balance sheets as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, LML recorded payable to DAWA for research and development expenses in the amount of approximately $119,000. The amount was included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Note 14 — Convertible Securities and Attached Warrants

December 2020 Convertible Debenture and Warrants

On December 14, 2020, the Company completed a private placement with net proceeds of $1,540,000 in exchange for the issuance of i) a 9% senior secured convertible debenture (the “2020 Convertible Debenture” or “Debenture”) in the principal amount of $1,600,000, which is convertible up to 800,000 ADSs at $2.00 per ADS at any time, matures 30 months from the date of issuance and accrues interest at 9% per annum payable quarterly in cash or, in lieu of cash payment, in our ADSs, subject to adjustment and certain customary equity conditions; ii) a 2-year warrant (“Series B Warrant”) to purchase 5,000,000 ADS at an exercise price of $2.00 per ADS; iii) a warrant to purchase 1,200,000 ADS (“Series A Warrant”) until December 14, 2027 at an exercise price of $2.45 per ADS; and iv) a 7-year warrant to purchase 7,500,000 ADS (“Series C Warrant”, together with Series A Warrant and Series B Warrant, the “December 2020 Warrants”) at an exercise price of $2.45 per ADS. The exercisability of Series C Warrant shall vest ratably from time to time in proportion to the exercise of the Series B Warrant by the holder. Further, for each $1 million of subscription amount under the 2020 Convertible Debenture and the Series B Warrant, the purchaser shall receive a certificate representing 50,000 ADSs (or such lesser number on a ratable basis if the subscription amount is less than $1 million). Both the Debenture and the December 2020 Warrants include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion or exercise.

The Company follows Accounting for Certain Financial Instruments with Down Round Features. The detachable December 2020 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2020 Warrants is measured by using Binomial Option Pricing Model and Black-Scholes Merton Valuation Model with the assumptions below on the date of issuance, with no subsequent adjustment of fair value in accordance with ASC 815.

	Series A	Series B	Series C
Expected term in years	7	2	7
Stock price	$2.32	$2.40	$2.40
Expected dividend yield	0%	0%	0%
Volatility	46.68%	49.61%	46.68%
Risk-free interest Rate	0.63%	0.20%	0.63%
Initial fair value per share	$1.01	$0.58	$0.83

In accordance with ASC 470-20, Debt with Conversion and Other Options, the net proceeds of $1,540,000 were allocated to Convertible Debenture, the detachable Series A, B and C December 2020 Warrants on their relative fair value basis, in the amount of approximately $206,000, $157,000, $375,000 and $802,000, respectively.

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

The Debenture is recognized initially at fair value, net of debt discounts including original issue discount of $60,000 and allocation of proceeds to BCF and the detachable Series A and Series B Warrants of $737,000, in an aggregate of approximately $803,000 on the date of issuance. As the vesting of Series C Warrants is contingent upon the exercise of Series B Warrants, debt discounts related to allocation of proceeds to Series C Warrants will be deferred and recognized until Series C Warrants are vested on a proportional basis.

On January 29, 2021, the Debenture along with accrued interest of $11,600 was fully converted into 889,667 Class A ordinary shares, as represented by ADSs. The Company recognized interest expense of approximately $796,000 and $20,000 for the years ended December 31, 2021 and 2020, respectively, including interest relating to contractual interest obligation approximately of $12,000 and $7,000, respectively and amortization of the debt discounts and debt issuance cost approximately of $784,000 and $13,000, respectively. As a result of discounts amortization and debt conversion, the Debenture was in the carrying value of approximately zero and $816,000 as of December 31, 2021 and 2020, respectively.

As a result of January 2021 Call Options as discussed in Note 15, exercise price of Series A and Series C Warrants was adjusted from $2.45 to $2.00. In accordance with ASC 260-10-25-1, Earnings per Share-Overview-Recognition, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $743,500, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation.

During the year ended December 31, 2021, as a result of full exercise of December 2020 Warrants, the Company received the proceeds of $27.4 million in exchange for the issuance of 14,200,000 Class A ordinary shares, as represented by ADSs.

February 2021 Series A Convertible Preferred Shares and Warrants

On February 15, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement-February”) with one third party investor (the “Purchaser”), pursuant to which the Company received $6,440,000 in consideration of the issuance of: a) Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) with a stated value of $7,000,000; b) a warrant (the “Series D Warrant”) to purchase 2,333,333 ADSs of the Company until the fifth year anniversary of the closing date at an exercise price of $3.00 per ADS; c) a one-year warrant to purchase 13,333,333 ADS (the “Series E Warrant”) at an exercise price of $3.00 per ADS, each exercise of which entitles the warrant holder to receive one ADS and a 8% cash discount; and d) a 5-year warrant to purchase 13,333,333 ADS (the “Series F Warrant”, together with the Series D Warrant and the Series E Warrant, the “February 2021 Warrants”) at an exercise price of $3.00 per ADS. The exercisability of Series F Warrant shall vest ratably from time to time in proportion to the exercise of the Series E Warrants by the holder. The transactions contemplated under the Securities Purchase Agreement were closed on February 18, 2021.

The number of Series A Convertible Preferred Shares is 7,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series A Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the six month anniversary of the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $3.00 per share. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. At election of the Company, the Series A Convertible Preferred Shares may be redeemed, subject to certain equity conditions. Both the Series A Convertible Preferred Shares and the February 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

Series A Convertible Preferred Shares are classified as equity and carried at the amount recorded at inception, without amortization. The discount to the redemption amount shall be recognized as a dividend upon redemption.

The detachable February 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of February 2021 Warrants is measured by using Binomial Option Pricing Model and Black-Scholes Merton Valuation Model with the assumptions below on the date of issuance, with no subsequent adjustment of fair value in accordance with ASC 815.

	Series D	Series E	Series F
Expected term in years	5	1	5
Stock price	$2.97	$3.02	$2.97
Expected dividend yield	0%	0%	0%
Volatility	43.05%	50.45%	43.05%
Risk-free interest Rate	0.63%	0.21%	0.63%
Initial fair value per share	$1.07	$0.53	$0.89

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company allocated the net proceeds to Series A Convertible Preferred Shares, the detachable Series D, E and F February 2021 Warrants on their relative fair value basis, in the amount of approximately $1,563,000, $560,000, $1,588,000 and $2,669,000, respectively. For the holder of the Series A Convertible Preferred Shares, conversion price results in BCF that is separated as an equity component and assigned a value of approximately $1,563,000 as a prefer stock discount. Such discount is amortized all at once upon issuance date and the amortization is treated as a deemed dividend.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $81,000 were charged to additional paid in capital.

The Series A Convertible Preferred Shares are recognized initially at fair value, net of discounts including original issue discount of $620,000 and allocation of proceeds to the detachable Series D and Series E Warrants of $2,149,000, in an amount of approximately $4,231,000 on the date of issuance. As the vesting of Series F Warrants is contingent upon the exercise of Series E Warrants, preferred stock discounts related to allocation of proceeds to Series F Warrants will be deferred and recognized until Series F Warrants are vested on a proportional basis. Each of the February 2021 securities contain down round features which would reduce the respective conversion price or exercise prices to the effective price at which any future securities are sold. In consideration of the transaction entered into in December 2021 below, the investor agrees to waive the full ratchet anti-dilution provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Shares is adjusted to the lower of $1.75 or 90% of the lowest daily Volume-Weighted Average Price in the last 10 trading days prior to conversion, in no event that the conversion price shall be lower than $0.75, as amended; (ii) the exercise price of the Series D Warrants is adjusted to $2.50; (iii) the exercise price of the Series E Warrants is adjusted to $2.00; and (iv) the exercise price of the Series F Warrants is adjusted to $2.50. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 Warrants in an aggregate of $5.3 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation.

During the year ended December 31, 2021, 500 Series A Preferred Shares along with accrued dividend were converted into an aggregate of 349,789 Class A ordinary shares, as represented by ADSs, at an adjusted conversion price of $1.495 per share. 6,500 Series A Preferred Shares remained outstanding as of December 31, 2021.

December 2021 Series B Convertible Preferred Shares and Warrants

On December 13, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement-December”) with the same third party investor (the “Purchaser”), pursuant to which the Company received net proceeds of $3,800,000 in consideration of the issuance of: a) Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”) with a stated value of $4,000,000; and b) a 5-year warrant to purchase 2,285,715 ADSs (the “Series G Warrants”, or the “December 2021 Warrants”) of the Company until on or prior to December 13, 2026 at an exercise price of $2.50 per ADS. The transactions were closed on December 13, 2021.

The number of Series B Convertible Preferred Shares is 4,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series B Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $1.75 per share or 90% of the lowest daily volume-weighted average price during the 10 consecutive trading days prior to the conversion date, in no event that the conversion price shall be lower than $0.75, as amended. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. On the third anniversary of the original issue date, the Company shall redeem, at the option of the holder, all of the then outstanding Series B Convertible Preferred Shares, for an amount in cash equal to the sum of (a) 100% of the aggregate cash investment of $3,800,000 and (b) accrued but unpaid dividends due in respect of the preferred shares. Both the Series B Convertible Preferred Shares and the December 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

The detachable December 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2021 Warrants is estimated to be at $0.58 per share by using Binomial Option Pricing Model with an expected term of 5 years, a stock price of $1.70 per share, volatility of 53.42%, a risk free rate of 1.30% and an expected dividend yield of 0%.

In accordance with applicable accounting standards, Series B Convertible Preferred Shares qualified as redeemable securities and are classified as mezzanine equity; the net proceeds were allocated to the Series B Convertible Preferred Shares and the detachable Series G Warrant on their relative basis, in the amount of approximately $2,800,000 and $950,000, respectively. The Series B Preferred Shares contained a BCF that is separated as an equity component and assigned a value of approximately $1,613,000 as a prefer stock discount.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $8,000 were charged to additional paid in capital.

The Series B Convertible Preferred Shares are recognized initially at fair value, net of debt discounts including original issue discount of $50,000 and allocation of proceeds to the detachable Series G Warrants of $950,000 and to the BCF of $1,613,000, in an amount of approximately $1,186,000 on the date of issuance. Such discounts are accreted over the period from the date of issuance to the date of the earliest redemption and the accretion is treated as a deemed dividend. For the year ended December 31, 2021, the accretion was recognized as a deemed dividends to preferred stockholders in the amount of approximately $36,000, resulting in the carrying amount accreted to approximately $1,222,000 as of December 31, 2021.

Note 15 — Stockholders’ Equity

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

A total of 1,486,504 Class A ordinary shares, represented by ADSs were issued in March 2021 in connection with 2020 Share Incentive Plan (as discussed in Note 17).

As of December 31, 2021 and 2020, there was an aggregate of 29,677,969 and 9,627,553 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 9,843,096 Class B ordinary shares issued and outstanding each. As of December 31, 2021, there was an aggregate of 6,500 Series A preferred shares and 4,000 Series B preferred shares issued and outstanding and no preferred shares outstanding as of December 31, 2020.

On February 16, 2022, the Company held a General Meeting of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share.

August 2020 Private Placement

On August 1, 2020, the Company entered into a securities purchase agreement (as amended on September 29, 2020, and later amended and restated on October 19, 2020) with three investors (collectively, the “Investors”). Two tranches of transactions contemplated under the agreement were closed on August 3 and November 13, 2020, respectively. As a result, an aggregate of 1,500,000 ADSs and 1,500,000 warrants to purchase an aggregate of 1,500,000 of our ADS at US$3.00 per ADS (the “August 2020 PIPE Warrants”) were issued at US$2.00 per ADS for an aggregate purchase price of US$3 million, and an aggregate of 150,000 ADSs were issued as origination fee. Issuance costs of approximately $469,000 were recorded as a charge to additional paid-in capital, including legal and accounting fees. In accordance with ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, warrants are classified within stockholders’ equity as “additional paid in capital” upon their issuance. The proceeds were allocated to ordinary shares and private investment in public equity warrants (“PIPE Warrants”) on the relative fair value of the securities in accordance with ASC 470-20-30. In aggregate, the net proceeds to the Company were approximately $2,531,000 classified within stockholders’ equity, including a subscription receivable of $508,750 classified in the other receivables in the consolidated balance sheets as of December 31, 2020 which was received in January 2021.

Such warrants shall be exercisable for a period of three years from the issuance date. Exercise price is subject to adjustments in case of reorganization, consolidation, merger etc. and in case of stock purchase rights in the subsequent two-year period at a price per share less than the exercise price as stated in the securities purchase agreement.

The exercise price of PIPE Warrants was adjusted to $2.00 per share as a result of January 2021 Call Options as discussed below, and adjusted a second time to $1.75 per share as a result of December 2021 Series B Convertible Preferred Shares. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $278,000 and $16,000, respectively, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation.

For the year ended December 31, 2021, 770,833 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of approximately $1.5 million, as a result of investors’ exercise of August 2020 PIPE Warrants.

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

For the six months ended June 30, 2021, the Company received subscription price in an aggregate of $0.8 million from Yun Tian, and the related Subscription Shares of 353,623 Class A shares were issued. The Share Subscription Agreement is automatically terminated at June 30, 2021.

January 2021 Call Options

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

The Company estimated the fair value of the call options at $0.47, $0.33 and 0.16 per share for three tranches, respectively on the date of grant using Binomial Option Pricing Model applying an expected term of 2 years, a stock price of $1.94 per share, volatility of 51.69%, a risk free rate of 0.21% and an expected dividend yield of 0%. The aggregate fair value of the Call Options of $1,909,000 is recognized as stock-based compensation expense over the requisite service period which is five-year period from the date thereof.

For the year ended December 31, 2021, an aggregate of $382,000 was recognized in expenses. For the year ended December 31, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options.

Note 16 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). Generally, each option will have an exercise price determined by the administrator and set forth in the award agreements which may be a fixed or variable price related to the fair market value of the Company’s ordinary shares and a contractual term up to ten years. The administrator is authorized to grant deferred shares to any eligible individual. The number of shares of deferred shares shall be determined by the administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the administrator. As of December 31, 2021 and 2020, a total of 1,486,504 shares had been granted under the 2020 Plan and 3,145,945 shares remained available for future awards.

Note 17 — Income Taxes

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Years Ended December 31,
	2021	2020	2019
Current	$53,239	$1,767	$66,299
Deferred	1,128	(451)	(1,827)
	$54,367	$1,316	$64,472

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Years Ended December 31,
	2021	2020	2019
Income tax expense (benefit) at applicable statutory rate (1)	$3,085	$(348,782)	$1,345,164
Nondeductible expenses	(398,706)	-	-
(Income) loss not subject to tax (2)	(1,208,726)	(214,313)	(1,716,553)
Current year change in valuation allowance	1,606,803	558,859	406,506
Other	(1,328)	5,552	29,355
Prior year examination adjustment	53,239	-	-
Reported income taxes	$54,367	$1,316	$64,472

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.
(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	December 31,
	2021	2020
Deferred tax asset
Others	$-	$1,128
Net operating loss carryforwards	2,987,597	1,367,309
Less: valuation allowance	(2,987,597)	(1,367,309)
Net deferred tax asset	$-	$1,128

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

Note 18 — Commitments

The Group leases certain office premises under non-cancelable leases. Rent expenses under operating leases for the year ended December 31, 2021, 2020 and 2019 were approximately $779,000, $683,000, and $592,000, respectively.

Future minimum payments under non-cancelable operating leases were as follows at December 31, 2021:

Year Ended December 31,
2022	$664,583
2023	476,306
2024	390,481
2025	-
2026	-
$1,531,370

Note 19 — Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission, the Insurance Authority (Hong Kong) and the Cayman Islands Monetary Authority (CIMA) that the Company’s subsidiaries were required to maintain as of December 31, 2021 and the actual amounts of capital that were maintained.

Entity Name	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of requirement Maintained
Lion International Securities Group Limited	$384,736	$1,231,361	$846,625	320%
Lion Futures Limited	384,736	1,241,548	856,812	323%
Lion Asset Management Limited	12,825	53,199	40,374	415%
BC Wealth Management Limited	12,825	285,086	272,261	2223%
Lion International Financial (Singapore) Pte. Ltd.	739,694	1,073,516	333,822	145%
Lion Broker Limited (Cayman)(1)	5,821,258	19,632,458	13,811,200	337%
Total	$7,356,074	$23,517,168	$16,161,094	320%

(1)	On February 18, 2022, Lion Broker Limited (“LBL”) received an administrative fine notice in the amount of CI $261,991 (approximately USD $314,000) for LBL’s failure to comply with the legislative requirements in 2019. At December 31, 2021, the amount was included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Note 20 — Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

The Group has three primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; and (4) others. The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group also generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) development of non-fungible token (“NFT”) platform and Metaverse games; (4) cryptocurrency mining; and (5) executive management functions and corporate overhead.

	Futures insurance and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2021
Revenue	$2,800,543	$8,700,009	$13,132,832	$2,425,101	$27,058,485

Commissions and fees	2,037,619	63,654	1,031,416	185,003	3,317,692
Compensation and benefits	1,083,943	-	-	2,985,260	4,069,203
Occupancy	-	3,900	3,900	771,081	778,881
Communication and technology	437,629	418,227	698,262	375,863	1,929,981
General and administrative	89,040	393,005	78,616	1,455,921	2,016,582
Crypto currencies	-	-	-	1,163,846	1,163,846
Professional fees	14,281	136,755	136,755	3,549,026	3,836,817
Research and development	-	-	-	1,205,040	1,205,040
Service fees	-	449,765	2,730,596	394,218	3,574,579
Interest	-	-	804,621	803,479	1,608,100
Depreciation	2,027	640,326	93,007	181,556	916,916
Marketing	2,171	70,000	-	841,504	913,675
Payment service charge	-	(274,616)	93,367	-	(181,249)
Unrealized loss on equity securities	-	-	-	1,916,033	1,916,033
Change in fair value of warrant liabilities	-	-	-	470,804	470,804
Change in fair value of option liabilities	-	-	149,740	-	149,740
Other operating expenses	1,224	79,934	-	63,017	144,175

	3,667,934	1,980,950	5,820,280	16,361,651	27,830,815

Income (loss) from operations	$(867,391)	$6,719,059	$7,312,552	$(13,936,550)	$(772,330)

Total segment assets	$4,097,364	$12,028,984	$112,623,891	$20,166,592	$148,916,831

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2020
Revenue	$2,029,669	$6,810,520	$223,927	$1,166,019	$10,230,135

Commissions and fees	1,316,800	70,124	45,719	413,351	1,845,994
Compensation and benefits	1,110,192	-		2,692,601	3,802,793
Occupancy	-	3,300	3,300	676,560	683,160
Communication and technology	455,323	409,961	233,669	355,097	1,454,050
General and administrative	55,028	225,067	18,105	1,966,118	2,264,318
Professional fees	26,690	108,175	170,544	1,260,425	1,565,834
Service fees	-	300,990	13,352	519,522	833,864
Interest	-	0	52,240	130,917	183,157
Depreciation	13,000	(26,403)	26,403	27,556	40,556
Marketing	222	166,013	-	485,089	651,324
Payment service charge	-	245,030	-	-	245,030
Change in fair value of warrant liabilities	-	-	-	(777,266)	(777,266)
Other operating expenses	-	-	-	11,464	11,464

	2,977,255	1,502,257	563,332	7,761,434	12,804,278

Income (loss) from operations	$(947,586)	$5,308,263	$(339,405)	$(6,595,415)	$(2,574,143)

Total segment assets	$4,624,325	$11,558,061	$3,078,078	$3,645,605	$22,906,069

	Futures and securities brokerage services	CFD trading	Other	Total
Year ended December 31, 2019
Revenue	$2,215,867	$12,843,574	$3,467,409	$18,526,850

Commissions and fees	1,526,852	322,130	1,506,223	3,355,205
Compensation and benefits	1,154,378	-	1,276,258	2,430,636
Occupancy	202,467	1,200	388,269	591,936
Communication and technology	469,818	343,556	10,059	823,433
General and administrative	72,403	140,598	479,647	692,648
Professional fees	7,369	118,929	634,940	761,238
Service fees	-	119,711	265,129	384,840
Interest	-	-	731,812	731,812
Depreciation	26,845	-	26,007	52,852
Marketing	2,608	51,714	1,056	55,378
Payment service charge	-	355,585	-	355,585
Other operating expenses	5,739	-	4,724	10,463

	3,468,479	1,453,423	5,324,124	10,246,026

Income (loss) from operations	$(1,252,612)	$11,390,151	$(1,856,715)	$8,280,824

Total segment assets	$4,823,056	$5,307,525	$3,287,767	$13,418,348

Note 21 — SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the units as part of initial public offering (the “IPO”) on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”).

Public Warrants and Private Warrants

Upon the closing, each outstanding Public Warrants and Private Warrants of PAAC automatically represents the right to purchase one Class A ordinary share in the form of the Company’s ADSs in lieu of one ordinary share of PAAC at a price of $11.50 per share or $11.50 per ADS, subject to adjustment in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. However, no warrants issued in exchange for PAAC’s public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, warrant holders may, during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if the Company called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” The Company’s Public Warrants and Private Warrants became exercisable thirty (30) days after the closing and will expire on the fifth anniversary of the closing or earlier upon redemption or liquidation.

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

Subsequent to the closing, 11,500,000 Public Warrants and 5,375,000 Private Warrants remained outstanding as of December 31, 2020. The Company evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability.

Accordingly, due to the restatement, the Public and Private Warrants are now classified as a liability at fair value on the Company’s consolidated balance sheets at December 31, 2020, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a Black-Sholes-Merton pricing model as described in Note 5 to the consolidated financial statements. The changes in the fair value of the warrants may be material to our future operating results.

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

Subsequent to the Closing, 920,000 Underwriters’ Warrants remained outstanding as of December 31, 2020. The Company evaluated the Underwriters’ Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they meet the criteria to be classified in stockholders’ equity as additional paid in capital.

Note 22 — Subsequent Events

In January 2022, the Group launched the NFT business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of the NFT trading platform, namely the Lion NFT platform (f/k/a/ Meta World). The sales were conducted through an online auction or blind boxes direct sell on the Lion NFT platform in January 2022.

In March 2022, the Group issued an aggregate of 2,450,000 deferred shares to third-party consultants in exchange for their services over the next two years.