Form 20-F
period 2022-12-31
Lion Group Holding Ltd
filed 2023-04-28
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Singapore 048693

+65 8877 3871

(Address of principal executive offices)

Chunning Wang
Chief Executive Officer
3 Phillip Street, #15-04 Royal Group Building
Singapore 048693

+65 8877 3871

wilson.wang@liongrouphl.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares represented by American Depositary Shares (“ADSs”)	LGHL	Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share*	N/A	Nasdaq Capital Market
Warrants, each warrant exercisable for one Class A Ordinary Share in the form of ADSs at a price of $11.50 per share or $11.50 per ADS	LGHLW	Nasdaq Capital Market

(1)	*Not for trading, but only in connection with the listing on The Nasdaq Capital Market of our American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 58,604,692 ordinary shares outstanding, being the sum of 48,761,596 Class A Ordinary Shares and 9,843,096 Class B Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“2019 Warrant” means a warrant to purchase shares of common stock of Proficient issued in Proficient’s Initial Public Offering and simultaneous private placements. Each Warrant entitles the holder thereof to purchase one share of common stock of Proficient at a price of $11.50 per share.

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

“2022 August Debentures” means the senior secured convertible debentures, convertible into ADSs, which will mature on August 9, 2025 pursuant to a Senior Secured Convertible Debenture dated August 10, 2022.

“2022 December Debentures” means the senior secured convertible debentures, convertible into ADSs, which will mature on December 7, 2025 pursuant to a Senior Secured Convertible Debenture dated December 7, 2022.

“A-Share” refers to the stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchange in PRC. Hong Kong stock means the stocks that are traded in Hong Kong Exchange.

“ADSs” refers to our American depositary shares, each of which represents one Class A Ordinary Share.

“Amended and Restated Memorandum and Articles of Association” means the currently effective amended and restated memorandum and articles of association of Lion Group Holding Ltd.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 10, 2020, which is later amended and restated as of May 12, 2020, by and among us, Proficient, Merger Sub, Lion, the Sellers and the other parties thereto.

“Business Combination” means the Merger and the Share Exchange, and other transactions contemplated by the Business Combination Agreement.

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

“Proficient”, “PAAC” or “Purchaser” means Proficient Alpha Acquisition Corp., currently known as Lion Group North America Corp., a Nevada corporation.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan.

“Public Warrants” means the Warrants included in the Units sold in the Initial Public Offering, each of which is exercisable for one share of common stock of Proficient, in accordance with its terms.

“Purple Tee” means Purple Tee Capital Limited, an independent third party industry consultant.

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

This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7944 to US $1.00, buying rate at closing in effect as of December 31, 2022.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our ability to retain and increase the number of users, members and advertising customers, and expand our service offerings;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the impact of the COVID-19 pandemic;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions globally and in China, Hong Kong, and Southeast Asia; and

●	assumptions underlying or related to any of the foregoing.

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

v

PART I.

Lion Group Holding Ltd is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong, Singapore, the Cayman Islands, and the United States, and our apps are available to download in the app stores of China and most of our users are PRC citizens. As such, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our ADSs to significantly decline or be worthless.

Currently, we are not aware there are any material restrictions on foreign exchange, the ability to transfer cash between our entities, or the ability to distribute earnings to investors outside of China. Further, we are aware that, the Chinese government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using entity variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the Company’s business operations in China, the ability to accept foreign investments and list on an U.S. or other foreign exchange. We do not have any VIE agreements with our subsidiaries, instead, we hold equity interests in our subsidiaries. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For a detailed description of the risks related to doing business in the PRC and our securities, see “Risks Related to Doing Business in Jurisdictions We Operate” and “Risks Related to our ADSs and our Securities” in the Risk Factors section.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which have come into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which have come into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China. As advised by our PRC legal counsel, JunHe LLP, we do not believe we will be subject to the filing and reporting requirement under the Overseas Listing Regulations since our business activities and management team do not meet either of the conditions. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

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

Risks Associated with the Holding Foreign Companies Accountable Act.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into U.S. law on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act. On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed, without having to wait another year to reassess its determinations. In the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act.

Lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the accounting firms headquartered in mainland China or Hong Kong. As a result, investors in companies using such auditors may be deprived of the benefits of such PCAOB inspections. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed.

UHY LLP is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect UHY LLP (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict UHY LLP (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our securities in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether UHY LLP or another firm) at such future time.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter. For more detailed information, see “Our ADSs and warrants may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the PCAOB were unable to fully inspect the company’s auditor.”

How Cash is Transferred through Our Organization

We were incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands.

Our operating subsidiaries are permitted under the laws of Hong Kong, Cayman Islands, Singapore, British Virgin Islands, and the United States, respectively, to provide funding to Lion Group Holding Ltd, the holding company incorporated in the Cayman Islands through dividend distributions. Our Group currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy, any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Currently, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands. We have established Lion Group (Hangzhou) Investment Limited, our PRC subsidiary, holding through Lion Wealth Limited in May 2021. The PRC subsidiary was established solely for purpose of passive equity investment in China with no substantial business activities, which does not require contractual arrangements or variable interest entity, or VIE, to operate. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We are dependent on our customers in the PRC, the laws and regulations of the PRC currently have restrictions on currency conversion, cross-border remittance and offshore investment for PRC citizens. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.” for more information on the risk of PRC governmental control of currency conversion, cross-border remittance and offshore investment with respect to our operations. However, the laws and regulations of the PRC do not currently have any material impact on transfer of cash from the Company to our Cayman Islands and Hong Kong subsidiaries to or from Cayman Islands and Hong Kong subsidiaries to the Company and the investors in the U.S. As a result, cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors.

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

The following are the aggregate transfers from the Company to its subsidiaries for the years ended December 31, 2021 and 2022:

	December 31, 2022	December 31, 2021
	US$	US$
Subsidiary
Lion Broker Limited (1)	$12,173,814	$19,513,433
Lion Futures Limited (2)	-	130,000
Lion International Securities Group Limited (3)	-	64,271
Lion Wealth Limited (4)	2,908,002	4,096,171
BC Wealth Management Limited (5)	-	292,186
Lion International Financial (Singapore) Pte. Ltd. (6)	-	1,000,000
Lion Financial Group Limited (7)	2,024,304	2,506,143
Lion Wealth Management Limited	1,422,951	-
Lion Group North American Corp. (8)	880,000	700,000
Total	$19,409,071	$28,302,204

(1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.

(2)	Lion Futures Limited was incorporated in Hong Kong in May 2016.

(3)	Lion International Securities Group Limited was incorporated in under the laws of the Hong Kong in May 2016.

(4)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(5)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.

(6)	Lion International Financial (Singapore) Pte. Ltd. was incorporated in Singapore in July 2019.

(7)	Lion Financial Group Limited was incorporated in the British Virgin Islands in June 2015.

(8)	Lion Group North American Corp was incorporated under the laws of the State of Nevada in July 2018.

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2021 and 2022:

	December 31, 2022	December 31, 2021
	US$	US$
Subsidiary
Lion Broker Limited (1)	$18,203,025	$4,508,885
Lion Futures Limited (2)	-	130,000
Lion International Securities Group Limited (3)	-	64,271
Lion Wealth Limited (4)	6,500,000	50,000
BC Wealth Management Limited (5)	-	81,960
Total	$24,703,025	$4,835,116

(1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.

(2)	Lion Futures Limited was incorporated in Hong Kong in May 2016.

(3)	Lion International Securities Group Limited was incorporated in under the laws of the Hong Kong in May 2016.

(4)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(5)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.

We did not pay any dividends to our shareholders in 2022 and 2021. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of PRC, nor is there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of PRC and amounts owed. There are no exchange controls in Cayman Islands.

For more detailed information, see “Liquidity of our Subsidiaries” and “Item 3. Key Information — D. Risk Factors — Risk Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Limitation on Oversea Listing and Share Issuances

Although the substantial operation of us is based in Singapore, Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Recent cybersecurity regulations mandate clearance of cybersecurity review of internet platform operator holding personal information of more than one million users before applying for listing at a foreign stock exchange, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s data processing activities affect or may affect national security. However, it remains unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as us, for our future offerings, and the laws and regulations then effective as of our previous listing did not require any issuer to obtain pre-approval from the Cybersecurity Administration Committee, or CAC, before listing at a foreign stock exchange. As of the date of this annual report, we do not hold personal information of more than one million users and our business activities do not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. We have not been informed by any government authorities that we are deemed as a critical information infrastructure operator, and we have not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and as advised by our PRC legal counsel, JunHe LLP, we believe that we are not required to apply for pre-approval from CAC before the issuance of our securities to foreign investors and we are not subject to mandatory application requirement for cybersecurity review under the current PRC laws and regulations. However, no detailed rules or implementation rules regarding the cybersecurity review have been issued and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. We cannot assure you that we would not be deemed as a critical information infrastructure operator or carrying out data processing activities that affect or may affect national security, which may subject us to order of clearance of cybersecurity review or other specific actions.

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As advised by our PRC legal counsel, JunHe LLP, based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for our listing, trading of our securities on Nasdaq, given that our PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

Furthermore, the Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. As advised by our PRC legal counsel, JunHe LLP, we do not believe we will be subject to the Overseas Listing Regulations since our business activities and identity of management team do not meet either of the conditions and our offering will not be determined as indirect overseas offering under the Overseas Listing Trial Measures. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

The substantial operation of us is based in Singapore, Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries in China. However, if it is determined that any CSRC approval, filing, cybersecurity review or other governmental authorization is required for our previous or future offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to do so, and if we are denied from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

For more detailed information, see “Item 3. Key Information — D. Risk Factors —The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities,” “Item 3. Key Information — D. Risk Factors — The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the approval or other administration requirements of the CSRC, or other PRC governmental authorities, may be required under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

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

The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. see “Risks Related to Doing Business in Jurisdictions We Operate” and “Risks Related to our ADSs and our Securities” in the Risk Factors section.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ADSs. You should carefully consider the matters discussed under “Item 3. Key Information — D. Risk factors” in our Form 20-F.

Risks Related to Our Business and Industry

●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

●	We had incurred net losses in the past, and we may incur losses again in the future.

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents.

●	PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.

●	We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

●	Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

●	We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements.

●	We may incur material trading losses from our market making activities.

●	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

●	Our total return swap (TRS) trading services may not be successful, and we may not find adequate funding at reasonable costs to successfully operate our TRS trading business.

●	We depend on the services of prime brokers and clearing agents to assist in providing us with access to liquidity in CFD trading. The loss of one or more of our prime brokerage relationships could lead to increased transaction costs and capital posting requirements, as well as having a negative impact on our ability to verify our open positions, collateral balances and trade confirmations.

●	We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

●	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

●	We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

●	Our clients may engage in fraudulent or illegal activities on our platform.

●	The current trade war between the U.S. and China may dampen growth in China and other markets where the majority of our clients reside.

Risk Related to Our Corporate Structure

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to Lion.

●	Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the approval or other administration requirements of the CSRC, or other PRC governmental authorities, may be required under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Risks Related to our ADSs and our Securities

●	The price of our ADSs may be volatile.

●	Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our ADSs.

●	Holders of our ADSs may not have the same voting rights as our registered shareholders and might not receive voting materials in time to be able to exercise their right to vote.

●	The voting rights ADSs holders are limited by the terms of the deposit agreement, and ADSs holders may not be able to exercise rights to direct how the Class A Ordinary Shares represented by ADSs are voted.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which have come into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which have come into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China. As advised by our PRC legal counsel, JunHe LLP, we do not believe we will be subject to the filing and reporting requirement under the Overseas Listing Regulations since our business activities and management team do not meet either of the conditions. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

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

PRC regulators, including the Standing Committee of the PRC National People’s Congress (SCNPC) the Central Cyberspace Affairs Commission (CAC), the Ministry of Industry and Information Technology (MIIT), and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection and have enforced laws and regulations with varying and evolving standards and interpretations. For instance, the Civil Code of the PRC provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. On November 7, 2016, the SCNPC issued the PRC Cybersecurity Law, pursuant to which, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and it specifies that data activities carried out outside China shall also be liable if it involves and damages the interests of PRC citizens. In order to implement the PRC National Security Law, the PRC Cybersecurity Law and the PRC Data Security Law, the CAC, and related authorities promulgated the Cybersecurity Review Measures in December 2021, which took effect in February, 2022, which requires, among others that critical information infrastructure operators that procure internet products and services and network platform operators that carry out data processing activities that affect or may affect national security should be subject to the cybersecurity review, and that network platform operators that possess personal information of more than one million users shall apply for cybersecurity review before seeking to list in a foreign stock exchange. On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which took effect in November 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for purpose of providing products or services to PRC citizens. On November 14, 2021, the CAC released the Administration Regulations on the Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. The Draft Cyber Data Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Cyber Data Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Cyber Data Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. In addition, the Administrative Provisions on Internet Information Service Algorithm Recommendation, or Algorithm Recommendation Provisions, that took effect on March 1, 2022 implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall submit the relevant information within ten business days from the date of providing such services and go through the record-filing formalities. The CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment of Data Transfer, on July 7, 2022, which requires that any data processor who provides important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment to a recipient outside of the territory of the PRC shall receive an security assessment. As these opinions and the draft measurers were recently issued, official guidance and interpretation of these two remain unclear in several respects at this time.

Our substantial operations are carried out in Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China. We do not hold personal information of more than one million users and we believe that we are not subject to PRC cybersecurity review. In addition, as of the date of this annual report, we have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, since our apps are available to download in the app stores of China and most of our users are PRC citizens, we are subject to and may be ordered to comply with those regulations. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the laws and regulations in relation to data security and cross-border transfer of personal information, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

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

In addition, we are subject to regular investigations, inquiries and inspections from the relevant regulatory bodies. For example, from time to time, our HKSFC-licensed subsidiaries may be subject to or required to assist in inquiries or investigations by regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. Similarly, our Cayman subsidiary may be subject to CIMA’s on-site inspections and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews, investigation or inspections, the relevant regulatory authorities may take disciplinary actions against us. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant rules and regulations following the identification of any such misconduct or material non-compliance, which may result in regulators taking additional actions against it. We were inspected by both the HKSFC and CIMA during 2019, and both regulators identified certain areas in which our operations can improve. We have finished implementing the measures recommended by the HKSFC and received letters from the HKSFC confirming that they had no further comments relating to their inspections of Lion Asset Management Limited on November 21, 2019, and of both Lion International Securities Group Limited and Lion Futures Limited on May 20, 2020. These are the only subsidiaries subject to HKSFC oversight and inspection. We have also finished implementing the measures recommended by CIMA during 2019 and CIMA had no further comments relating to their 2019 inspection. We were inspected by CIMA separately on February 4, 2021 as a regular exercise following which CIMA had identified certain areas in which our operators can improve, with the changes to be made no later than October 4, 2021. Subsequently, CIMA issued a breach notice for failure of enhancing customer due diligence measures. CIMA issued an administrative fine of US$314,000 as penalty and we paid the administrative fine on February 17, 2022. We have implemented the improvements recommended by CIMA.  However, if we are unable to make these changes we may be subject to fines or other disciplinary actions. If any such outcome occurs, there may be a material and adverse effect on our business, results of operations, financial condition and prospects.

We had incurred net losses in the past, and we may incur losses again in the future.

We had net losses of US$2.6 million (as restated), net losses of US$0.83 million, and net losses of $34 million in 2020, 2021, and 2022, respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plans in the future, which will result in significant share-based compensation expenses to us. We generated 76.0%, 32.2%, and (187.4)% of our total revenues from commissions charged to our clients who trade on our platform in 2020, 2021, and 2022, respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

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

We do not hold any licenses or permits from any PRC regulatory bodies for our securities brokerage business. Currently, a large number of our clients are PRC residents and certain of the executive directors and other independent contractors are providing supporting services remotely from the PRC. There remains uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities-related business in China and providing cross-border securities-related brokerage services to PRC residents. We cannot assure you that our current operating model will not be deemed as operating securities brokerage business in China or providing cross-border securities-related brokerage services to PRC residents, subjecting us to further inquiries or rectifications. If certain of our activities in China were deemed by PRC regulators to be providing securities brokerage services, investment consulting services or stock options brokerage business in China or to PRC residents, we would be required to obtain the required licenses or permits from the relevant regulatory bodies, including the CSRC. The failure to obtain such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our operations in the PRC, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Furthermore, we have established Lion Group (Hangzhou) Investment Limited, our PRC subsidiary, holding through Lion Wealth Limited in May 2021. Our PRC subsidiary was established solely for purpose of passive equity investment in China with no substantial business activities and our PRC subsidiary has not made any dividends or other distributions since its incorporation. However, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of currency out of mainland China which may restrict our PRC subsidiary’s ability to transfer cash from our PRC subsidiary to our other non-mainland China entities. To the extent cash is generated in our PRC subsidiary, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. In addition, any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches and any of our PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

We derive a significant portion of our revenues from our commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The rapidly growing trading volume on our platform is primarily driven by the increasing number of our active clients. Our total revenue-generating clients grew from 1,722 as of December 31, 2017 to 4,526 as of December 31, 2022. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

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

We derive a significant portion of our revenues from commissions. We charge our clients commission for our insurance brokerage services, securities and future brokerage services and CFD and TRS trading services. Revenues generated from commission amounted to US$7.8 million, US$8.05 million, and US$4.6 million in 2020, 2021, and 2022, respectively. We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

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

Our regulated operating subsidiaries are subject to various regulatory capital requirements, including minimum capital requirements, capital ratios and buffers established by competent authorities in their respective jurisdiction. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position. For example, our Cayman Islands’ operating subsidiary, Lion Brokers Limited, licensed under the Securities Investment Business Act of the Cayman Islands (2020 Revision) (as amended, “SIBA”), is subject to the regulation of CIMA to maintain minimum regulatory capital. Similarly, our HKSFC-licensed operating subsidiaries, Lion International Securities Group Limited, Lion Futures Limited and Lion Capital Management Limited, are required under the Securities and Future Ordinance (Cap.571) (“SFO”) to maintain certain level of liquid capital. Lion International Financial (Singapore) Pte. LTD. (“LIFSL”), our Singapore subsidiary licensed by the MAS, is subject to the requirements of Securities and Futures Act (Cap. 289) (“SFA”).

As of December 31, 2022, all of our operating subsidiaries have not been subject to any administrative penalty or fine in relation to regulatory capital requirements that, individually or in the aggregate, would be reasonable expected to have a material adverse effect on our results of operations or financial condition. However, if any of our operating subsidiaries fail to remain well-capitalized for regulatory purposes, CIMA, HKSFC and MAS may take actions against them and their business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on ordinary shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

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

We operate our insurance brokerage business through our HKIA-licensed subsidiary, BC Wealth Management Limited. Our revenues from insurance brokerage business amounted to US$1.0 million, US$0.5 million, US$0.5 million, in 2020, 2021, and 2022, respectively, representing 9.3%, 2.2%, and (18.3)%  of our total revenues during the same periods. There are various risks related to our insurance brokerage business. For instance, we may fail to introduce diversified insurance products and services to effectively address our clients’ needs. In addition, because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increases in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation. Furthermore, we rely on various business partners to operate our insurance brokerage business. If we fail to maintain stable relationships with insurance companies and referral service providers, our business, results of operations, financial condition and business prospects could be materially and adversely affected. In addition, our insurance brokerage business is vulnerable to risks that are beyond our control. For example, we experienced significant decrease in revenues generated from insurance brokerage business in 2020, 2021 and 2022 compared to 2018 and 2019, primarily due to our strategic shift of business focus and the unrest in Hong Kong following the forfeited extradition bill in 2019, which negatively affected our clients’ confidence and interest in Hong Kong market. Moreover, our insurance brokerage business was further negatively affected by the outbreak of COVID-19, as potential customers were not able to travel to Hong Kong to purchase insurance products because of the travel ban.  See “ Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

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

In 2020, 2021 and 2022, we derived a substantial portion of our revenue from a small number of key clients. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected. However, as the trading platform expands and following the Business Combination, we anticipate, but without assurance, that this concentration may possibly be decreasing in the future.

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

Although we conduct KYC procedure before we approve our client’s account open request, our KYC procedure has some inherent limitations and we may not be able to spot our clients’ outdated, inaccurate, false or misleading information. Our KYC procedures include but not limited to (i) collecting the identification information of our client such as name, gender, email, nationality, date of birth, type of identity document, identity document number, tax identification number and wallet address; (ii) background check on whether the clients’ nationality fall within the scope of US sanction countries; (iii) monitoring our clients’ IP addresses, and etc. Our KYC procedures may not be effective if (i) we fail to identify any fake documents supplied by our clients; or (ii) our clients use a VPN router to circumvent our IP blacklist. We collect client information during the account opening and registration process and screens accounts against public databases or collaborates with external service providers to verify client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, to reduce the risk of being subject to complex U.S. laws and regulations, we do not allow U.S. citizens or residents to open an account with us and we require our potential clients to provide their passports or identity cards before account opening. However, if a potential client only provides his PRC identity card, which is usually valid for 10 years or more, and misinforms us that he does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all time.

We have established an IP blacklist to block the users from U.S. sanctioned countries and the U.S. We also collect client information during the account opening and registration process and screen accounts against public databases and collaborates with external service providers to verify client identity and detecting risks. We have two separate teams conduct our KYC procedure on new clients’ backgrounds and identify manually. We will reject all account applications if there is any U.S. exposure. For example, we will not allow U.S. citizens or residents to open an account with us and we will require our potential clients to provide copies of their passports or identity cards in connection with their account applications. Although we will require our clients to submit documents for proof of their identity for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. As stated above, if a potential client only provides his or her PRC identity card, which is usually valid for 10 years or more, and misinforms us that he or she does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all time. Despite our efforts to exclude persons who reside in jurisdictions where we have no license or permit such as the United States, our provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before we accept third party payments against the accounts of our clients. Furthermore, any security breaches, hacking, or other malicious activities could render the KYC procedures and/or IP blacklist vulnerable to manipulation and changes, thus, rendering them ineffective in achieving their initial objectives. To address the limitations of our KYC procedures and/or IP blacklist, we have implemented self-certification procedures and engage third-party vendors to verify the applications, including name and background checks. Applicants are required to submit copies of their ID or passport as part of our KYC process, which will be verified by the third-party vendors. We will only open an account for applicants whose KYC process have been cleared by our procedures, including those of the third-party vendors. Even though we have adopted these procedures, we may still fail to detect the existence of such breaches in our KYC procedures and system, which may lead to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, although we have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have trainings for our employees in all of our departments, our KYC system and procedures cannot be foolproof. As the KYC system and procedures are conducted manually, they are subject to inherent limitations and errors in oversight, which could cause our compliance and other risk management strategies to be ineffective. Despite our efforts, any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation, and we may not be successful in deterring or identifying illegal activity.

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

Upon completion of this Business Combination, we became a public company and we are subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with annual report for the fiscal year ended December 31, 2020. During 2020, we have implemented remedial measures to address the material weaknesses identified in 2019.   Following the issuance of SEC guidance relating to warrant accounting, on June 11, 2021, our management and our audit committee concluded that, it was appropriate to restate certain of our previously issued financial statements for the year ended December 31, 2020. As part of such process, we identified a material weakness in our internal controls over financial reporting, which has been remediated in 2021.

Although we have already implemented remedial measures to address the material weakness, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we cannot conclude that we have been fully remedied. In the future, we may determine that we have additional control deficiencies, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls. Our failure to correct the material weakness or failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.

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

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. CFD trading volumes and insurance contract volumes decreased significantly compared to pre-COVID period, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Customers’ concerns about future unpredictability also caused their trading activity to decline, impacting our CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotions, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, our futures and insurance brokerage businesses were adversely affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products in 2022. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets of investors, including our clients, resulting in decreases in overall trading activities and restraint in their investment decisions.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the insurance brokerage, securities and futures brokerage and overall financial service industry, we cannot assure you that we can launch new products and services in a timely manner or that we can maintain the growth rate we have experienced or projected. Because of the uncertainty surrounding it, the financial impact related to the COVID-19 outbreak and the response to it cannot be reasonably estimated at this time, but our financial condition and operating results for 2020, 2021, and 2022 were adversely affected. In December 2022, the Chinese government announced that it will be downgrading its management of COVID-19 as of January 8, 2023, rolling back some of its stringent anti-COVID-19 restrictions, including strict quarantine and travel restriction rules. We will continue to monitor the impacts on our business and operations caused by the changing COVID-19 restrictions.

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

Risk Related to our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Shareholders of a Cayman company will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares in the Cayman company and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands. There are no exchange controls in the Cayman Islands. Under the Companies Act, a Cayman company may declare and pay a dividend to shareholders from time to time out of the profits or out of the share premium account, provided that the company shall be able to pay its debts as they fall due in the ordinary course of business.

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

Although our substantial operations are based in Singapore, Hong Kong and the Cayman Islands, we launched our apps in the app stores of China, most of our users are PRC citizens and we recently established a PRC subsidiary in Hangzhou, which may subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our current business may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities by, and overseas and/or foreign investment in, companies with operations in mainland China, including enhancing supervision over companies with operations in mainland China that are listed overseas using VIE structure, and that the PRC regulatory authorities could disallow the use of such VIE holding structure. We do not believe that we are directly subject to these regulatory actions or statements, as we do not currently have any VIE or contractual arrangements in mainland China. Our substantial operation is based in Singapore, Hong Kong and the Cayman Islands, and our PRC subsidiary in Hangzhou was established solely for purpose of passive equity investment in China with no substantial business activities of itself. As of the date of this annual report, Lion Group (Hangzhou) Investment Limited does not have any operations or investment other than holding 25% of the partnership interest in Hangzhou Qianlan Enterprise Management Partnership (Limited Partnership). The Foreign Investment Law of the PRC, or the Foreign Investment Law, adopted by the National People’s Congress in March 2019 and became effective on January 2020, grants pre-establishment national treatment to foreign investors to make investment in China, so long as such investment does not violate the “negative list”. The negative list currently effective is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the Negative List 2021, which became effective on January 1, 2022. Any industry not listed in the Negative List 2021 shall be deemed as permitted industry and generally open to the foreign investment unless specifically prohibited or restricted by the PRC laws and regulations. Pursuant to these regulations, there are no restrictions on foreign investment in establishing subsidiaries and passive equity investment in a limited partnership. As a result, our PRC subsidiary does not require VIE structure or other contractual arrangements for its current operation and the Company holds 100% equity interests in Lion Group (Hangzhou) Investment Limited through Lion Wealth Limited.

While our current corporate structure does not contain any VIEs and our group has no intention establishing any VIEs in the future, if in the future our group’s corporate structure were to contain a VIE, the PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or in extreme cases, become worthless. Moreover, the rules and regulations and the enforcement thereof in China can change quickly. The PRC regulatory authorities could change the rules, regulations and policies regarding foreign ownership in the industry in which we operate, which would likely result in material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of the securities to significantly decline, or become worthless.

As such, we could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:

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

Further, it is uncertain when and whether we will be required to obtain any pre-approval from the PRC government to list on U.S. exchanges or to conduct our current business operation, and even when such pre-approval is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our ADSs, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the approval or other administration requirements of the CSRC, or other PRC governmental authorities, may be required under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC has recently issued new rules that would require companies collecting or holding large amounts of data or critical data to undergo a cybersecurity review prior to listing in other nations, a move that would significantly tighten oversight over China based companies. In detail, in December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that carry out data processing activities that affect or may affect national security should be subject to the cybersecurity review. The Cybersecurity Review Measures further stipulates that network platform operators that possess personal information of more than one million users shall apply for cybersecurity review before seeking to list in a foreign stock exchange. Moreover, in November 2021, the CAC released the Administration Regulations on the Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. The Draft Cyber Data Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Cyber Data Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Cyber Data Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Cyber Data Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Although the substantial operation of us is based in Singapore, Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. Neither the Cybersecurity Review Measures or the Draft Cyber Data Regulations had been issued or effective before our historic listing and the laws and regulations then effective as of our historic listing did not require any issuer to obtain pre-approval from CAC before listing at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules of the Cybersecurity Review Measures have been issued by any authority and both the Cybersecurity Review Measures and the Draft Cyber Data Regulations remain unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as us, for our future offerings. As of the date of this annual report, we do not hold personal information of more than one million users and our business activities does not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. We have not been informed by any government authorities that we are deemed as a critical information infrastructure operator, and we have not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and as advised by our PRC legal counsel, JunHe LLP, we believe that we are not required to apply for pre-approval from CAC before the issuance of the securities and we are not subject to mandatory application requirement for cybersecurity review. However, the exact definition, scope or criteria of “critical information infrastructure operators”, “network platform operators” and “risk factors regarding national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Since our apps are available to download in the app stores of China and most of our users are PRC citizens, we cannot assure you that we would not be deemed by the authority as a critical information infrastructure operator or carrying out data processing activities that affect or may affect national security, which may subject us to order of clearance of cybersecurity review or other specific actions. We face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the July 6 Opinion, to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future offerings.

The M&A Rules adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As advised by our PRC legal counsel, JunHe LLP, based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for our listing and trading of our securities on Nasdaq, given that our PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which will come into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which will come into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China. As advised by our PRC legal counsel, JunHe LLP, we do not believe we will be subject to the filing and reporting requirement under the Overseas Listing Regulations since our business activities and management team do not meet either of the conditions. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

If it is determined that any CSRC approval, filing, cybersecurity review or other governmental authorization is required for our previous and future offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to do so. These sanctions may include fines and penalties on operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from previous or future offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. And if our subsidiaries or the holding company were denied permission from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

As of the date of this annual report, we have not received any inquiry or notice or any objection to any of our previous offerings from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations in mainland China and Hong Kong. However, given the current regulatory environment in the PRC, there remain uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

The Warrants are speculative in nature and holders of our Warrants will not have any rights of common shareholders until such Warrants are exercised.

The Warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price.

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

It may be difficult to enforce U.S. judgments against us.

Currently, one director is based in mainland China, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts in China would recognize or enforce judgments of U.S. courts obtained against these directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against these directors and officers. We have been advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the United States based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws.

Currently, four of the directors are based in Hong Kong. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States. As a result of all the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

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

Furthermore, our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to one hundred votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale of Class B Ordinary Shares by a holder thereof to any person other than an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Due to the disparate voting powers associated with our dual-class share structure, as of the date of this annual report, the Class B Ordinary Shares constitute 20.89% of our total issued and outstanding share capital, and 86.84% of the aggregate voting power of and total issued and outstanding share capital.

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

As of December 31, 2022, Jian Wang, our chairman of the board and Chunning Wang, our chief executive officer collectively hold a total of 9,843,096 Class B Ordinary Shares and a total of 200,000 Class A Ordinary Shares, representing approximately more than 83% of our voting power total issued and outstanding share capital. Jian Wang and Chunning Wang have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholders, Jian Wang and Chunning Wang may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company.

Our ADSs and warrants may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the PCAOB were unable to fully inspect the company’s auditor.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into U.S. law on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act. On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed, without having to wait another year to reassess its determinations. In the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act.

The management of Company believes that this determination does not impact the Company, as the auditor of the Company, UHY LLP, (i) is headquartered in New York, U.S., (ii) is an independent registered public accounting firm with the PCAOB, and (iii) has been inspected by the PCAOB on a regular basis. Nonetheless, there can be no assurance that future changes in laws or regulations will not impact the Company, UHY LLP or any future auditor of the Company. Accordingly, there can be no assurance that UHY LLP will be able to meet the requirements of the HFCA Act and that the Company will not suffer the resulting material and adverse impact on its stock performance, as a company listed in the United States.

Lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the accounting firms headquartered in mainland China or Hong Kong. As a result, investors in companies using such auditors may be deprived of the benefits of such PCAOB inspections. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

UHY LLP is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect UHY LLP (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict UHY LLP (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our Company in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether UHY LLP or another firm) at such future time.

Risks Related to Our Cryptocurrency Mining Operations and NFT Business

Our business, especially the NFT business, is subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

Our business, especially the NFT business, is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services, crypto asset custody, exchange, and transfer, cross-border money and crypto asset transmission, foreign currency exchange, cybersecurity, fraud detection, and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Many regulations are substantial uncertainties on how these requirements would apply in practice, and we may face substantial costs to operationalize and comply with these rules. We may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result.

Because we have offered and may continue to offer a variety of innovative products and services to our customers, our offerings are subject to significant regulatory uncertainty and we from time to time face regulatory inquiries regarding our current and planned products. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our stock price, loss of customer demand, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.

In the first half of 2022, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd., and Three Arrows Capital, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

We had no direct exposure to FTX or any of the above-mentioned cryptocurrency companies. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges like FTX may cause the price of crypto assets to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such volatility and decrease in the price of crypto assets have limited adverse effect on our results of operations and financial condition because our operations and business in the NFT platform is limited. We will continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions.

We cannot assure that the price of crypto assets will remain high enough to sustain our operation or that the price of crypto assets will not decline significantly in the future. Fluctuations in the price of crypto assets have had and are expected to continue to have an immediate impact on the trading price of our American Depositary Shares even before our financial performance is affected, if at all. To the extent investors view our American Depositary Shares as linked to the value of our NFT operations or crypto assets, the decline of crypto assets value may have a material adverse effect on the market value of our ordinary shares.

In addition, a perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us or the loss of customer demand for our products and services with respect to our NFT business.

As of the date of this annual report, we are not subject to any legal proceedings or government investigations in the United States or in other jurisdictions. However, in the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business.

The recent disruption in the crypto asset markets may harm our reputation.

To the extent our counterparties/suppliers view our business as linked to our NFT business, they may lose confidence in enter into business with us and may deem our business to be risky. It may be difficult for us to reach the same business terms with such counterparties/suppliers like we did before. For example, our suppliers may require more deposits or advance payments from us.

In addition, additional regulations may subject us to investigation, administrative or regulatory proceedings, and civil or criminal litigations, all of which could harm our reputation and affect our business operation and the value of our ordinary shares. If we have difficulties to comply with such additional regulatory and registration requirements, we may have to cease certain or all of our operations. As of the date of this annual report, there is no material impact on our operations or financial conditions associated with any reputational harm that we may face in light of the recent disruption in the crypto asset markets. However, there is no guarantee that there will not be any material adverse effect on our business, financial condition and results of operations associated with the reputational harm that we may face in light of the recent disruption in the crypto asset markets.

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

We launched a non-fungible token (“NFT”) trading and community platform called the Lion NFT platform in the first quarter of 2022. As we expect to expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our service providers do the same. The success of Lion NFT platform requires significant public confidence in our ability, or our service providers, if any, to properly manage customers’ balances and assets and handle large transaction volumes and amounts of customer funds. In addition, we may be dependent on our service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Although the Lion NFT platform does not provide digital wallet services to its users, the Lion NFT platform allows its users to connect and link their own digital wallets, such as Metamask, to the Lion NFT platform, therefore, any failure by our service providers to maintain the necessary controls or to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our service providers’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. For NFTs held by users, we do not provide custody services either directly or indirectly, and neither we have control of these digital assets nor do we have any related liability. They are off-balance sheet in our financial statements.

Our service providers, may deposit, transfer, and custody customer’s NFT in multiple jurisdictions. In each instance, the service providers are required to safeguard customers’ assets using high-level security standards applicable to service providers’ hot and cold wallet and storage systems, as well as our financial management systems. We believe our service providers have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards.    However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customers’ crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Additionally, transactions undertaken through our platform or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

Risks associated with our NFT platform, including the regulatory, legal, reputational, commercial, technical, marketing, operational, and other risks related to successfully launching and profitably operating our NFT platform.

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

NFTs, and our NFT platform (including our facilitation of transactions in BNB), may also be subject to regulations of the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of Treasury and the Bank Secrecy Act. The nature of many NFT transactions also involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. However, we require our users to provide their identity cards to verify their identities and citizenship at registration. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If NFTs were deemed to be a commodity, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if NFTs were deemed to be a “security,” it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for NFT transactions, sellers of NFTs, and the NFT transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. NFT transactions may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. The Office of Foreign Assets Controls (“OFAC”) has signaled that sanctions could apply to digital transactions and has pursued enforcement actions involving cryptocurrencies and digital asset accounts. This could expose us to future allegations of violations of the Bank Secrecy Act, including any applicable KYC and Anti-Money Laundering laws and regulations (“AML”), or sanctions compliance obligations among others. In addition governmental agencies may seek to apply laws to our business that we believe are inapplicable, and may seek sanctions relating to our alleged failure to comply with those laws which would negatively impact our business. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another.  Our launch and operation of our NFT platform (including our facilitation of transactions in BNB, in connection therewith) expose us to the foregoing risks, among others, any of which could materially and adversely affect the success of our NFT platform and harm our business, financial condition, results of operations, reputation, and prospects. However, the Lion NFT platform establishes a IP blacklist to block the users from U.S. sanctioned countries and the U.S. and does not allow U.S. citizens or residents to open an account with us.

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

A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a certain degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Given the complexity of the crypto assets in the market, if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny and inquiries. It is possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current form). Despite the conclusions we may draw based on our risk-based assessment regarding the likelihood of a particular crypto asset, all other crypto assets may be considered a 'security' under applicable laws.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.”

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We have procedures to analyze whether crypto assets that we seek to facilitate trading on our platform could be deemed to be a “security” under applicable laws. Before we expanded our business into the NFT business, the management determined not to initiate any initial coin offering which is likely to be deemed as securities offering. The management also decided not to offer its NFTs to any U.S. persons and therefore, the company has established its KYC procedures and IP blacklist to avoid selling any NFTs to U.S. persons. Our policies and procedures do not constitute a legal standard, but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a “security” under applicable laws. Because our NFTs issued on our Lion NFT platform were not registered with the SEC, we only permit trading on our core platform of those crypto assets for which we determine there are reasonably sound arguments to conclude that the crypto asset is not a security. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws to the specific facts and circumstances of crypto assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.

There can be no assurances that we will properly characterize any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a security, we would not be able to offer such crypto asset for trading until we are able to do so in a compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that an asset that we currently support for trading on our Lion NFT platform constitutes a security may also result in us determining that it is advisable to remove assets from our Lion NFT platform that have similar characteristics to the asset that was determined to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration requirements, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto asset on our Lion NFT platform and suffered trading losses could also seek to rescind a transaction that we facilitated as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Furthermore, if we remove any assets from trading on our platform, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

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

Our board of management have experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.

Our board of management have experience in risk management and our company have risk management policies in place covering financing, liquidity management, Bitcoin management, supplier management and counter party management. Our board of management is evaluating the risk exposure regularly and adapting to the latest trend of the industry. Specifically, in light of current crypto asset market conditions and to mitigate the effect of BNB price volatility, our risk management policies focus on finding cost-effective hosting sites, raising funds with a low financing cost, and renegotiating with existing site hosts to reduce cost.

However, the Bitcoin mining and NFT related industries are emerging and evolving, which may lead to period-to-period variability and may make it difficult to evaluate our risk exposures. If we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.

Risks Related to Nasdaq Continued Listing Compliance

Our American Depositary Shares are subject to listing if we fail to regain compliance with Nasdaq Listing Rule 5550(a)(2) by August 9, 2023. The delisting of our American Depositary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

On February 10, 2023, the Company received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per American Depositary Share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until August 9, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of our ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this 180-day period.

Our American Depositary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. Although we will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that we will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria. The delisting of our American Depositary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

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

In May 2021, Lion Group (Hangzhou) Investment Limited was incorporated under the laws of PRC as a wholly owned subsidiary of Lion Wealth Limited, as a holding company of our investments in PRC.

In October 2021, Lion Metaverse Limited was incorporated under the laws of British Virgin Islands in which we hold 50% equity interest.

In December 2021, Lion Multi-Series Fund SPC was incorporated under the laws of Cayman Islands as a wholly owned subsidiary of Lion Wealth Management Limited. As of the date of this annual report, we have not provided any financial services through this entity.

In February 2022, Lion Silver Capital Limited was incorporated under the laws of British Virgin Islands in which we hold 51% equity interest. As of the date of this annual report, we have not provided any financial services through this entity.

Our Current Corporate Structure in China

We hold 100% equity interests in Lion Group (Hangzhou) Investment Limited, our PRC subsidiary, holding through Lion Wealth Limited in May 2021. The PRC subsidiary was established solely for purpose of passive equity investment in China with no substantial business activities, which does not require contractual arrangements or variable interest entity, or VIE, to operate. While our current corporate structure does not contain any VIEs in the PRC, and we have no intention establishing any VIEs in the PRC in the future, if in the future our group’s corporate structure were to contain a VIE, the PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or in extreme cases, become worthless. For more detailed information, see  “Item 3. Key Information — D. Risk Factors —The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities,” “Item 3. Key Information — D. Risk Factors — The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the approval or other administration requirements of the CSRC, or other PRC governmental authorities, may be required under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.” in this annual report and “Item 3. Key Information — Risks Related to Doing Business in Jurisdictions We Operate”.

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

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) futures and securities brokerage services, (iv) insurance brokerage services, and (v) asset management service . We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients in Hong Kong that use our futures trading service.

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

Our financial performance increased significantly from 2020 to 2021, as our revenue increased from US$10.2 million to US$25.0 million, respectively. We had a loss before income taxes of US$0.77 million in 2021 as compared to a loss before income taxes of US$2.6 million in 2020.

Our financial performance decreased significantly from 2021 to 2022, as our revenue decreased significantly from US$25.0 million to a loss of US$2.5 million, respectively. We had a loss before income taxes of US$34.0 million in 2022 as compared to a loss before income taxes of US$0.77 million in 2021.

Recent Development in NFT Business

In January 2022, we launched our NFT business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of our NFT trading platform, namely the Lion NFT platform (f/k/a/ Meta World). We created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. MetaWords characters serve as the basic units of the MetaWords language system. MetaWords works are excerpts drawn from Mr. Xu’s artwork Book from the Ground. The sales were conducted through an online auction and blind boxes direct sell on the Lion NFT platform in January 2022. We sold in an aggregate of six MetaWords NFTs created by us by the auction in the amount of 197 wrapped BNB, and 2,742 blind-boxes which includes MetaWords NFTs at 0.40 BNB per unit for a total amount of 749 BNB, net of the consideration paid to customers of 348 BNB in form of incentive credits. Total sales of character NFTs and blind boxes were approximately $438,000 USD at the spot token price upon the completion of the sale. In addition, we launched a MetaWords NFT creation tool, giving users the ability to create their own MetaWords NFTs. The profits generated from the Lion NFT platform will be retained by Flying Lion Limited, a Cayman Islands company, one of our subsidiaries, as working capital. We conduct our NFT business through Flying Lion Limited. We hold 70% equity interest in Flying Lion Limited through Lion NFT Limited, a British Virgin Islands company, in which we hold 90% equity interest.

The users can resell the MetaWords NFTs to other users on the Lion NFT platform, or MetaWords Resale. For the MetaWords Resale conducted on the Lion NFT platform, we charge 5% of the purchase price as the authorization fee for Xu Bing’s artwork; 5% of the purchase price as the licensing fee for the author; and 2.5% of the purchase price as the transaction fee. Lion is the author for MetaWords NFTs. The commissions are collected in the form of BNB tokens when the users buy and sell MetaWords NFTs on the Lion NFT platform. As of the date of this prospectus, the fees abovementioned we are entitled to such MetaWords Resale were de minimis and there were no other NFTs transactions on Lion NFT platform than MetaWords.

Although the Lion NFT platform does not provide digital wallet services to its users, the Lion NFT platform allows its users to connect and link their own digital wallets, such as Metamask, to the Lion NFT platform. For NFTs held by users, we do not provide custody services either directly or indirectly, and neither we have control of these digital assets nor do we have any related liability. Therefore, we do not have policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.

Recent Development on our Cryptocurrency Mining

We commenced Bitcoin mining operations in China in late May 2021 and ceased our Bitcoin mining operations at the end of October 2021 as a result of the hiked electricity cost as well as the change of the regulatory environment in the PRC. We operated a fleet of 5,000 Bitmain’s model S9 Hydro Antminers for the period. All the mined Bitcoins have been distributed by Antpool to our cold wallets. We stored the mined Bitcoins in hardware wallets (or known as cold wallets), which were safeguarded in the safety boxes in our office. The keys and passwords of the safety boxes are separately held by our different staffs. We held the mined Bitcoins and converted into USDT when it was commercially justified. From May 2021 to October 2021, we mined approximately 37.884 Bitcoins, and we converted all of our mined Bitcoin at an average price of USDT 45,567 per Bitcoin. As of December 31, 2021, we have liquidated all the USDT. As of December 31, 2022, we have no Bitcoin and no USDT on our balance sheet. As of June 30, 2022, we fully impaired and disposed of the mining equipment in an amount of approximately $1.7 million and recognized no revenue from cryptocurrency mining business since the end of October 2021. As of the date of this annual report, we did not have Bitcoin mining operations and the cryptocurrency that we hold is immaterial to the value of our total assets.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

We are well positioned in a fast-growing trillion-dollar segment with substantial growth potential.

We are one of the few Chinese investor-focused trading platforms that provide a wide spectrum of product and service offerings. We believe our fast-growing trillion-dollar segment has substantial growth potential in the near term. The individual investable financial assets in China were US$21.4 trillion in 2019 and are expected to reach US$38.8 trillion in 2026, according to Purple Tee in April 2023. The percentage of financial assets allocated to overseas investment by high net worth individuals Chinese citizens was 20% of their total financial assets in 2022, and Purple Tee projects that overseas investments by 70% of the high net worth individuals Chinese citizens will increase by 2026. With our existing leadership in this segment, we are well positioned to capture the opportunities arising from this growth.

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

Our Business Lines

Our business lines include our (i) TRS trading business, (ii) CFD trading services, (iii) futures and securities brokerage services, (iv) insurance brokerage services, and (v) asset management service (v) asset management service. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android and PC platforms. See “Our Technology.” Our relevant subsidiaries possess a full securities investment business license in the Cayman Islands as relevant to acting as a broker dealer and market maker and various types of licenses to conduct our business in Hong Kong. See “Licenses”.

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

The diagram below illustrates the order execution process for our CFD trading business:

We facilitate a client’s CFD trading in three different ways.

1.	If the trade of a client can be used to naturally hedge against and offset the trades of another client, we will act as a market maker to offer liquidity and pricing for both clients. This type of transactions allows us to generate predictable revenues from commissions (other than forex transactions, for which we typically do not charge any commissions) without assuming any risks caused by market fluctuations. Less than half of our CFD trades in 2022 were of this type. We expect to have more frequent naturally hedged trades in the future as our user base grows and the number of transactions transacted over our platform increases.

2.	When an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives us the potential to generate significant revenues from trading profit if the market develops in favor of our position. Although we would assume risks caused by market fluctuations, our risk management system constantly monitors the market and limits our risk exposure. See “ Risk Management — Business Model Risk — Market Risk.” More than half of our CFD trades in 2022 were of this type.

3.	When an offsetting transaction from another client is not available, we may also act as a broker in arranging trades between the client and third-party market makers. We maintain cooperative relationships with established market makers and exchange’s clearing members, including international wholesale forex trading partners, which give us access to a pool of potential liquidity and ensure that we are able to execute our clients’ desired trades at competitive rates while hedging our net positions and limiting our exposure. This type of transaction allows us to transfer the risks associated with riskier trades to established market makers that have greater risk tolerance, although we would incur additional costs charged by our cooperative market makers. Less than half of our CFD trades in 2022 were of this type.

We generate CFD trading revenue from (i) commissions, (ii) bid/offer spreads, (iii) trading profit and (iv) difference in interest rates.

i.	We charge commissions for all CFD transactions, except for forex transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients. For instance, our commission rates for stock indices, such as the Dow Jones Industrial Average and the Hang Seng Index, range from US$2.25 to US$50 per lot, while our commission rates for commodities, such as gold, soy beans and crude oil, range from US$3 to US$50 per lot.

ii.	We mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii.	We act as a trading principal in certain derivative transactions by taking the position opposite to our clients. In such cases, we are exposed to changes in the value of the underlying product, and the clients’ losses are our gain.

iv.	We automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Our total CFD products trading volume in the years ended December 31, 2020, 2021 and 2022 was 223,018 lots, 453,687 lots, and 116,607 lots, respectively. As of December 31, 2022, we had 2,818 CFD trading clients, most of which were retail investors.

TRS Trading Business

We also officially began offering total return swap (TRS) trading services to clients in July 2020 and expect it to a main growth driver in future years. We have entered into ISDA master agreements and related supplementary agreements with two of the top five swap traders in China. The top five swap traders in aggregate account for 89.4% of China’s swap trading in terms of addition of notional principal in 2021, according to Purple Tee. The top five swap traders are very selective in choosing business partners and have entered into ISDA master agreements with only a very limited number of companies.

We compiled and maintained a list of stock eligible for clients’ trading (called “Share Basket Report”). The list currently consists of the shares listed on Hong Kong Stock Exchange, shares listed on Shanghai Stock Exchange eligible for trading through northbound trading of Shanghai-Hong Kong Stock Connect and shares listed on Shen Zhen Stock Exchange eligible for trading through northbound trading of Shenzhen-Hong Kong Stock Connect as provided by the Hong Kong Exchanges and Clearing Limited from time to time (collectively “Stock Connect A Shares”). We selected certain eligible stock to include in the Share Basket Report based on certain criteria, such as market cap, daily average trading volume and financial performance etc.

When our clients placed an order for TRS trades on certain stock selected from the Share Basket Report, we placed the same order back-to-back with our TRS counterparties for execution. The clients are entitled for all the gains or losses and dividends arising from the underlying stock. We did not generate gains or losses from the clients’ trading positions. On the other hand, when the clients placed a trade order and made margin deposits with us, we provided them with leverage by borrowing funds from our counterparties. We charged our clients a higher interest rate and generated revenue from the interest spread.

We serve as a broker in clients’ TRS trades and the trades are executed over the counter. We recognized the receivables arising from the TRS trading service in an amount generally equal to the market value of the shares in the line item of “Receivables from broker-dealers and clearing organizations”. On the liabilities side, net loans borrowed from TRS counterparties are included in the line item of “payables to broker-dealers and clearing organizations”, and clients’ margin deposits and holding gains and losses on the underlying stock are included in the line item of “Payable to customers”.

The total rate of return of a portfolio of the underlying assets on which a swap is based may exhibit substantial volatility and may be positive or negative in any given period. In the event that the total rate of return is negative and Lion is receiving the total rate of return of that portfolio of underlying assets in its part of a swap agreement, we would be required to make a payment to our counterparty in addition to that required on the other part of the swap agreement. We closely monitor the market value fluctuation of the underlying shares in our clients’ trades and set our market risk limit in accordance with our risk management policies, and require additional margin from our clients when the risk is above our market risk limit.

Below is a diagram illustrating the Company’s TRS trading business:

Our TRS trading volume in the years ended December 31, 2021 and 2022 was $1,074 million and $484 million, respectively. As of December 31, 2021 and 2022, we had 180 and 226 TRS trading clients, respectively all of which were retail investors.

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

According to Purple Tee in April 2023, the total contract volumes of exchange-traded futures and options in 2022 reached 83.9 billion contracts, being approximately 34.0% higher than 2021 (62.6 billion contracts), primarily due to the increase in the use of derivatives to manage financial risk and speculate on future market performance amid market volatility during the year.

Our commission rate is US$1.20 - 40.00 per contract depending on the types of futures products, subject to various discounts that we offer. Our total number of executed futures contracts was 738,444 lots, 1,124,805 lots, and 1,298,452 lots in 2020, 2021, 2022, respectively. Our futures brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2021 and 2022, we had 149 and 177 futures trading accounts opened with our Hong Kong subsidiary, Lion Futures Limited, respectively most of which were retail investors.

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

Our securities brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2022, there were 97securities trading accounts opened on our platform, most of which were retail investors.

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

According to Purple Tee, since the reopening of the border and resumption of normal travel between Hong Kong and Mainland China at the beginning of the year 2023, more than 628,000 mainland tourists have visited Hong Kong from January to February 2023, which is 75 times higher than the same period in 2022. Further, Hong Kong insurance sold to mainland Chinese visitors have seen a resurgence in 2022, as the total value of new office premiums for insurances sold to mainland Chinese customers, reached HK$2.1 billion in 2022, tripled from 2021 (HK$0.7 billion).

We receive commissions from the insurance companies based on a percentage of the premium paid by insurance purchasers. We source some of our clients from referral agents located in major Chinese cities and we pay them referral fees that are usually a negotiated percentage of the insurance premium.

Our total number of newly-executed insurance policies was 2, 15, and 15 in 2020, 2021, and 2022 and our total number of renewed policies was 2,623, 2,357, and 1,708, respectively. We generated commission income of US$1.0 million, US$0.5 million, and US$0.5 in the same periods, respectively. Our insurance commission income has decreased over the past few years largely due to a significant decrease in PRC residents purchasing insurance policies in Hong Kong. This is caused by more stringent enforcement of foreign exchange controls in China, such as more cumbersome procedures for PRC residents to convert Renminbi into U.S. dollars or Hong Kong dollars to pay insurance premiums in Hong Kong and the imposition of daily limits on electronic payments, as well as the unstable political environment in Hong Kong in 2019 and travel restrictions imposed due to COVID-19 which commenced in 2020 and ended in December 2022, which discouraged PRC residents from purchasing insurance in Hong Kong.

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

User Interface

Mobile Apps

As of December 31, 2022, we had five mobile apps, including “Lion Brokers”, “MetaTrader”, “Lion International Transactions App 狮子国际交易宝” and “易星 Estar”, that allowed our users with different preferences to trade stocks, futures and CFDs in an efficient, secure, reliable and user-friendly manner. The table below sets forth our various apps and their respective products or service offerings and operating entities.

Mobile App/Tool	Products/Services	Operating Entity
“Lion Broker Elite”	TRS (Total Return Swap) Trading	Lion Brokers Limited

“Lion Brokers”	CFD (Futures and Derivatives)	Lion Brokers Limited

“MetaTrader”	CFD (Foreign Exchange)	Lion Brokers Limited

“Lion International Transactions App 狮子国际交易宝”	Securities	Lion International Securities Group Limited

“易星Estar”	Futures	Lion Futures Limited

We have consolidated “Lion Brokers” and “MetaTrader” into an all-in-one Lion Brokers Pro app, which launched in April 2020, and allow users to remotely open accounts with our Cayman Islands licensed subsidiary and trade all of the products that are carried by our Hong Kong and Cayman licensed subsidiaries. The original mobile apps “Lion Brokers” and “MetaTrader” will gradually be phased out once most users transition to the new Lion Brokers Pro app, which is still being improved. The mobile apps “狮子国际交易宝” and “易星 Estar” will remain available for users who wish to maintain their securities and futures brokerage trading accounts in Hong Kong.

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

Regulatory Environment Risk

We operate in highly regulated industries across multiple jurisdictions. Regulatory environment risk is the risk that the regulatory environment in any of the jurisdictions in which we operate will change in a way that is materially detrimental to our business. We (in particular, Lion Brokers Limited) are regulated by the Cayman Islands Monetary Authorities (CIMA) in the Cayman Islands, the Hong Kong Securities and Futures Commission (HKSFC), the Hong Kong Insurance Authority and Hong Kong Customs and Excise Department in Hong Kong, and the Monetary Authority of Singapore. See “ Compliance.”

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

Our Clients and Users

Our Trading Platform

Our clients are mostly well-educated and affluent Chinese investors living in or outside the PRC. These individuals are usually sophisticated investors with relatively high risk tolerance. We also had one active institutional client in Hong Kong that use our futures trading service as of December 31, 2022.

We have experienced significant growth in the number of clients in the past few years. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 4,526 as of December 31, 2022. As of December 31, 2022, we had 4,526 active revenue-generating accounts in total, including 177 accounts for futures trading, 97 accounts for securities trading, 2,818 accounts for CFD trading, 226 accounts for TRS trading, and 1,208 accounts for insurance products.

Our Lion NFT Platform

As of December 31, 2022, the Lion NFT platform has 198 verified users.

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

Intellectual Property

We rely on a combination of trademarks, software copyrights and trade secrets, as well as confidentiality procedures and contractual provisions with our employees and others, to protect our intellectual properties. As of December 31, 2022, we had obtained one trademark in Singapore and one in Hong Kong, and acquired 11 copyrights related to our trading software programs. Our intellectual properties are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from the competitors in the market. As our brand name becomes increasingly recognized among the general public, we will further enhance the protection of our intellectual properties.

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

Employees

We had a total of 38 employees in Hong Kong and Singapore as of December 31, 2022. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

Facilities

Our headquarters are located in Singapore, where we leased one principal executive office. We also have offices in Hong Kong and the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2022, our leased office space was 7,713 square feet in aggregate, including 6,502 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Singapore

As we provide online brokerage services in Singapore through our subsidiary, Lion International Financial (Singapore) Pte. Ltd., our business operations are subject to the laws of Singapore. The key laws and regulations which relate to our business and operations in Singapore are summarized as follows:

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

Note *: It refers to the voting right of the shareholders
Lion Group Holding Ltd. (Cayman Islands)
100%
Lion Group North America Corp. (USA)
100%
Lion Financial Group Limited (BVI)
100%
Lion International Securities Group Limited (Hong Kong)
100%
Lion Futures Limited (Hong Kong)
51%
Lion Asset Management Limited (Hong Kong)
100%
Lion Brokers Limited (Cayman Islands)
100%
Lion International Financial (Singapore) Pte. Ltd. (Singapore)
100%
Lion Investment (Hong Kong) Limited (Hong Kong)
100%
Lion Wealth Management Limited (BVI)
100%
Lion Fintech Group Limited (BVI)
*70%
Royal Lion Investment Limited (Cayman Islands)
100%
Royal Lion Middle East DMCC (Dubai, UAE)
90%
Lion NFT Limited (BVI)
70%
Flying Lion Limited (Cayman Islands)
100%
Lion Wealth Limited (Hong Kong)
100%
Lion Group (Hangzhou) Investment Limited (China)
100%
Lion Multi-Series Fund SPC (Cayman Islands)
100%
BC Wealth Management Limited (Hong Kong)
100%
Lion Workshop Ltd. (BVI)
51%
Aquarius Sponsor Ltd. (BVI)
51%
Aquarius II Sponsor Ltd. (BVI)
51%
Lion Silver Capital Limited (BVI)
50%
Lion Metaverse Limited (BVI)
100%
Aquarius I Acquisition Corp. (Cayman Islands)
100%
Aquarius II Acquisition Corp. (Cayman Islands)

D.	Property, Plants and equipment

Our headquarters are located in Singapore. We also maintained offices in Hong Kong, where we leased one office and one technology support office. We also have offices in the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2022, our leased office space was 7,713 square feet in aggregate, including 6,502 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Recent Developments

COVID-19 Impact

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions worldwide. Governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 had also resulted in temporary closure of many corporate offices and factories around the world. In addition, as the outbreak threatened global economies, it caused significant market volatility and declines in general economic activities. Since December 2021, there has been a recurrence of COVID-19 outbreaks in China and Hong Kong due to the Delta and Omicron variants. During the year of 2022, other countries in the world lifted COVID travel restrictions, while China sticked to its stringent COVID control and prevention measures, resulting in a series of regional lockdowns amid a sharp resurgence in COVID cases until China began to modify its zero COVID strategy in the last month of 2022.

Like most companies, our various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly since the beginning of 2020, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated to making such transactions. Meanwhile, our insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. At the end of 2022 and in the beginning of 2023, China was seeing COVID infections to surge rapidly as the border controls, travel and social restrictions, and quarantine requirements were relaxed. Although the cases worldwide subdued, WHO has not declared an end to the COVID-19 pandemic yet. There remains uncertainty as to the impact of COVID-19’s on the Group’s businesses, and the extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

Cryptocurrency Mining and Our Cryptocurrency Holdings

We commenced Bitcoin mining operations in China in late May 2021 and have ceased our Bitcoin mining operations at the end of October 2021. We operated a fleet of 5,000 Bitmain’s model S9 Hydro Antminers, with a theoretical maximum total hash rate capacity of 90 PH/s (petahash) deployed as of today. We closely monitored our Bitcoin mining operation on a daily basis. All the mined Bitcoins have been distributed by Antpool to our cold wallets. We stored the mined Bitcoins in hardware wallets (or known as cold wallets), which were safeguarded in the safety boxes in our office. The keys and passwords of the safety boxes are separately held by our different staff. We held the mined Bitcoins and converted into USDT when it was commercially justified. From May 2021 to October 2021, we mined approximately 37.884 Bitcoins, and we converted all of our mined Bitcoin at an average price of USDT 45,567 per Bitcoin. For the year ended December 31, 2021, we recognized revenue of US$1.7 million from Bitcoin mining business. As of December 31, 2021, we have liquidated all the USDT. As of December 31, 2021, we have no Bitcoin and no USDT on our balance sheet. For the period from May 2021 to October 2021, our Bitcoin mining operations was immaterial to our operations and the cryptocurrency that we hold is less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

In the context of the China’s continuous and greater efforts on energy conservation and emission reduction, the large amount of electricity required for mining was becoming increasingly inaccessible. Lately in September 2021, China’s National Development and Reform Commission, People’s Bank of China and several other ministerial departments jointly issued administrative notices on restricting the development of mining activities and preventing the derived financial risks related to cryptocurrency trading hype. The administrative measures included in the notices are aimed at restraining the supply of electricity to the mining business, and ultimately prompting existing mining facilities to gradually withdraw from the mining business. We voluntarily ceased our Bitcoin mining operations at the end of October 2021, in response to the hiked electricity cost as well as to the change of the regulatory environment in the PRC. We did not receive any penalty or notice from the PRC governments as a result of the recent development of the PRC crackdown on cryptocurrency mining activities.

As of December 31, 2022, we have fully impaired and disposed of the mining equipment due to the technological obsolescence of the miners, the stumbled Bitcoin price and the change in the regulatory environment in PRC. We recognized no revenue from cryptocurrency mining business since the end of October 2021. As of the date of this annual report, we did not have Bitcoin mining operations and the cryptocurrency that we hold is immaterial to the value of our total assets.

NFT Platform Operation

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

In January 2022, we created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. MetaWords characters serve as the basic units of the MetaWords language system. MetaWords works are excerpts drawn from Mr. Xu’s artwork Book from the Ground.  The sales were conducted through an online auction and blind boxes direct sell on the Lion NFT platform. The sale price was received in the form of wrapped BNB and BNB tokens. We sold in an aggregate of six MetaWords NFTs created by us by the auction in the amount of 197 wrapped BNB, and 2,742 blind-boxes which includes MetaWords NFTs at 0.40 BNB per unit for a total amount of 749 BNB, net of the consideration paid to customers of 348 BNB in form of incentive credits. We record revenue on a gross basis of the sale price, net of considerations paid to the users as the incentive, in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of character NFTs and blind boxes (the “MetaWords Primary Sale”). The profits generated from the Lion NFT platform will be retained by Flying Lion Limited, a Cayman Islands company, one of our subsidiaries, as working capital. We conduct our NFT business through Flying Lion Limited. We hold 70% equity interest in Flying Lion Limited through Lion NFT Limited, a British Virgin Islands company, in which we hold 90% equity interest. We did not have additional sale of NFTs since January 2022. As of December 31, 2022, we held 197 wrapped BNB and 749 BNB on hand in the carrying value of approximately US$144,000, and recorded an impairment charge of approximately US$294,000 for the year ended December 31, 2022. We have liquidated most of the BNB (691 BNB out of 749 BNB) into USDT 230,000 in February 2023. As of the date of this annual report, the value of BNB we hold is not material to our total assets.

The users can resell the MetaWords NFTs to other users on the Lion NFT platform, or MetaWords Resale. For the MetaWords Resale conducted on the Lion NFT platform, we charge 5% of the purchase price as the authorization fee for Xu Bing’s artwork; 5% of the purchase price as the licensing fee for the author; and 2.5% of the purchase price as the transaction fee. Lion is the author for MetaWords NFTs. The commissions are collected in the form of BNB tokens when the users buy and sell MetaWords NFTs on the Lion NFT platform. We may record three types of fees abovementioned when applicable on a net basis, and earned revenue based on a specific percentage of the gross sale value as the subsequent sales occur. As of the date of this annual report, the fees abovementioned we are entitled to such MetaWords Resale were de minimis and there were no other NFTs transactions on Lion NFT platform than MetaWords.

Due to the lack of physical substance, we consider MetaWords NFTs that we created meet the definition of intangible assets and would generally be accounted for under ASC 350 Intangibles — Goodwill and Other. The useful life is indefinite according to ASC 350-30-35-4. Although the Lion NFT platform does not provide digital wallet services to its users, the Lion NFT platform allows its users to connect and link their own digital wallets, such as Metamask, to the Lion NFT platform. For NFTs held by users, we do not provide custody services either directly or indirectly, and neither we have control of these digital assets nor do we have any related liability. They are off-balance sheet to our financial statements. Therefore, we do not have policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.

As of the date of this annual report, besides the ceased crypto mining operations and NFTs, we do not have other revenue-generating activities in digital assets.

Impact of Recent Developments Regarding Crypto Asset Market

During 2022, a number of companies in the crypto industry have declared bankruptcy, including ore Scientific Inc., Celsius Network LLC (“Celsius”), Voyager Digital Ltd., Three Arrows Capital, BlockFi Lending LLC, and FTX Trading Ltd. (“FTX”). In June 2022, Celsius began pausing all withdrawals and transfers between accounts on its platform, and in July 2022, it filed for Chapter 11 bankruptcy protection. Further, in November 2022, FTX, one of the major cryptocurrency exchanges, also filed for Chapter 11 bankruptcy. Such bankruptcies have contributed, at least in part, to further price decreases in most crypto assets, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly, and other participants and entities in the digital asset industry have been, and may continue to be, negatively affected. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. We have not been directly impacted by any of the recent bankruptcies in the crypto asset space, as we have no contractual privity or relationship to the relevant parties. We do not expect that we will have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. As of December 31, 2022, the Group considers the value of the NFTs held by the Group is immaterial to the consolidated financial statements taken as a whole. In accordance with the accounting policies mentioned above, the Group initially capitalized the costs of NFTs in intangible assets which primarily included the gas fees, the blockchain transaction fee paid to network validators for their services, in an aggregate of less than $1,000, and subsequently determined to fully impair. Gas fees were paid by BNB tokens and measured at the fair value of the tokens on the date paid. As a result, as of December 31, 2022, the carrying value of NFTs included in intangible assets was zero. The failure or insolvency of large exchanges like FTX may cause the price of Bitcoin or other crypto assets to fall and decrease confidence in the ecosystem, however, the impact of failure or insolvency of large exchanges like FTX to our operations and financial condition is limited. We did not pledge any crypto assets to any parties since the start of the crypto business. We have liquidated most of the BNB (691 BNB out of 749 BNB) into USDT 230,000 in February 2023. We are unaware that the MetaWords NFTs currently held by our users serve as collateral for any other person or entity.

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

Number of users and transaction volumes

We historically derive our revenue mainly from commissions, bid/offer spreads, trading profit and difference in interest rates for transactions on our platform. Generally speaking, the larger the number of transactions carried out on our platform, and the larger the size of those transactions, the greater will be our revenue. We generated a substantial portion of our revenue from a small number of key clients and revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 4,047 as of December 31, 2019, and continued to increase to 5,010 as of December 31, 2020 and 5,261 as of December 31, 2021, and then decreased to 4,526 as of December 31, 2022. Among our total 4,526 revenue-generating client accounts, 62% of accounts are CFD trading accounts which decreased from 2,866 in 2021 to 2,818 in 2022.

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

Investment in technology and talent

We invest heavily in technology. Before 2021, we outsourced our research and development to a dedicated team based in Hangzhou, China which has made great efforts in building an integrated internet trading platform that is accessible through our all-in-one Lion Brokers Pro app. In December 2020, September 2021 and April 2023, we entered into three asset acquisition agreements with Hangzhou Lanlian Technology Co., Ltd, to acquire various copyrighted trading software programs including market quotes system, operation and trading system and risk management system. We believe that the fast and reliable order execution and smooth user experience will enhance our customer stickiness and stimulate our revenue growth.

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

Key Components of Results of Operations for the Years Ended December 31, 2022, 2021, and 2020

Revenues (Losses)

Our revenues consist of commissions, trading gains (losses), interest income, interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Year ended December 31,
	2022		2021		2020
	US$	%	US$	%	US$	%

Revenues (Losses)
Market making commissions and fees	781,878	(31.5)	4,324,650	17.4	4,940,623	48.3
Futures and securities brokerage commissions	3,412,644	(137.5)	3,188,684	12.7	1,890,502	18.4
Insurance brokerage commissions	455,394	(18.4)	542,795	2.1	959,299	9.3
Trading gains/(losses)	(11,467,969)	461.9	13,379,146	53.5	1,833,875	18.0
Interest income	3,229,716	(130.0)	1,351,318	5.4	138,799	1.4
Other income	1,105,837	(44.5)	2,206,119	8.9	467,037	4.6
Total	(2,482,500)	100.0	24,992,712	100.0	10,230,135	100.0

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

Trading gains/(losses)

Trading gains, offset by losses, are derived as showed in the following table. The line of CFD trading gains/(losses) is derived from (i) our managed flow portfolio trading positions where we act as counterparty to our clients’ trades from our CFD trading services, and (ii) our dealing bid/offer spreads on our clients’ CFD transactions. The line of TRS trading gains/(losses) is derived from our proprietary TRS trading activities on our own accounts. The line of Other trading gains/(losses) is derived from other business; for the year ended December 31, 2022 it included trading gains of US$937,000 from OTC call options we sold to our customers, offset by trading losses of US$(1,015,000) from exchange traded stock; for the year ended December 31, 2021 it included trading losses of US$(200,000) from OTC call options we sold to our customers and trading losses of US$(1,320,000) from exchange-traded stock, for the year ended December 31, 2020 it included trading losses of US$(63,000) from exchange traded stock, respectively. Trading gains/(losses) is recorded on a trade date basis.

	Year ended December 31,
	2022		2021		2020
	US$	%	US$	%	US$	%

CFD trading gains/(losses)	(7,476,190)	65.1	4,374,807	32.6	1,883,958	102.7
TRS trading gains/(losses)	(3,913,422)	34.1	10,523,974	78.6	13,157	0.7
Other trading gains/(losses)	(78,357)	0.8	(1,519,635)	(11.2)	(63,240)	(3.4)
Total	(11,467,969)	100.0	13,379,146	100.0	1,833,875	100.0

Interest income

Interest income primarily consist of interest income earned on loans provided to TRS trading customers, interests earned on short-term loans we extend to unrelated third parties and bank deposit, and also include interest rate difference between currency pairs we hold resulting from rolling over foreign exchange positions from CFD trading services.

Other income

Other income primarily includes sale of MetaWords NFTs, bitcoin mining income, order processing charges, and dividend income etc.

Our revenues are generated from our main business lines, TRS trading business, CFD trading services, futures and securities brokerage services and others. Insurance brokerage services was combined in others from 2021 as it is not a material operating segment, and the prior periods were revised to be comparable. The following table sets forth the breakdown of our revenues by business lines in amounts and as percentages of total revenues for the periods indicated.

	Year ended December 31,
	2022		2021		2020
	US$	%	US$	%	US$	%

CFD trading services	(6,694,312)	269.6	8,700,009	34.8	6,823,677	66.7
TRS trading services	(595,871)	24.0	13,182,716	52.7	210,770	2.0
Futures and securities brokerage services	3,284,729	(132.3)	2,800,543	11.2	2,029,669	19.9
Insurance brokerage services						-
Others	1,522,954	(61.3)	309,444	1.3	1,166,019	11.4
Total	(2,482,500)	100.0	24,992,712	100.0	10,230,135	100.0

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

Our CFD trading income consisting of (i) commissions, (ii) bid/offer spreads and trading gains/(losses), and (iii) difference in interest rates, were US$0.8 million, US$(7.5) million, and nil, respectively for the year ended December 31, 2022, and were US$4.3 million, US$4.4 million, and nil, respectively for the year ended December 31, 2021, and were US$4.9 million, US$1.8 million, and US$0.1 million, respectively for the year ended December 31, 2020. Our total CFD products trading volume was 116,607 lots, 453,687 lots, and 223,018 lots for the years ended December 31, 2022, 2021 and 2020, respectively.

The amount of our commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the types of different products traded, as well as discounts offered to different clients. Of our commission revenues derived from CFD trading services in 2022, approximately 88.3% related to stock indices and near 11.7% related to commodities, with a remaining insignificant proportion relating to other CFD products. In 2021 and 2020, these two percentages were 80.0% and 20.0%, respectively, and were 68.5% and 31.5%, respectively.

TRS trading services income

We officially began offering total return swap (TRS) trading services to customers in July 2020. Revenue generated from TRS trading services includes (i) trading gains/(losses) from our proprietary TRS trading activities; (ii) interest income earned on loans provided to TRS trading customers and (iii) commissions, order processing charges and other income resulting from TRS trading services.

Our TRS trading income consisting of (i) trading gains/(losses) from our proprietary TRS trading activities, (ii) interest income earned on loans provided to TRS trading customers, and (iii) commissions and other income resulting from TRS trading services, were US$(3.9) million, US$2.7 million and US$0.6 million, respectively for the year ended December 31, 2022, were US$11.1 million, US$1.3 million and US$0.8 million, respectively for the year ended December 31, 2021, and were nil, US$0.1 million and US$0.1 million, respectively for the year ended December 31, 2020. Our TRS trading volume was $484 million and $1,074 million for the years ended December 31, 2022 and 2021, respectively.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed. Our total number of executed futures contracts was 1,298,452 lots, 1,124,805 lots, and 738,444 lots for the years ended December 31, 2022, 2021, and 2020, respectively.

Others

Others include the revenue generated from insurance brokerage services, sale of MetaWords NFTs, Bitcoin mining operations, trading gains (losses) from OTC call options we sold to our customers and interests earned on short-term loans we extend to unrelated third parties and bank deposit etc.

Our others income consisted of insurance brokerage commission of US$0.5 million, sale of MetaWords NFTs of US$0.4 million, trading gains from OTC call options of US$0.9 million and interest and other income of US$0.7 million, offset by trading losses of US$(1.0) million from exchange traded stock for the year ended December 31, 2022; it primarily consisted of insurance brokerage commission of US$0.5 million, Bitcoin mining income of US$1.7 million and interest and other income of US$0.2 million, offset by trading losses from OTC call options of US$(0.2) million and trading losses from exchange-traded stock of US$(1.9) million for the year ended December 31, 2021, and it primarily consisted of insurance brokerage commission of US$0.9 million, and interest and other income of US$0.2 million for the year ended December 31, 2020, respectively.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Year ended December 31,
	2022		2021		2020 (as restated)
	US$	%	US$	%	US$	%

Commission and fees expenses	3,198,934	(129.4)	3,317,692	14.0	1,845,994	18.1
Compensation expenses	3,620,506	(145.8)	4,069,203	16.2	3,802,793	37.2
Communication and technology expenses	3,392,794	(136.6)	1,929,981	7.7	1,454,050	14.3
Cost of crypto mining	-	-	1,163,846	4.6	-	-
General and administrative expenses	1,228,572	(49.4)	2,016,582	8.0	2,264,318	22.1
Professional fees	3,716,839	(149.7)	3,836,817	15.3	1,565,834	15.4
Services fees	1,956,785	(78.8)	3,574,579	14.3	833,864	8.2
Research and development	4,693,995	(189.0)	1,205,040	4.8	-	-
Occupancy expenses	826,254	(33.2)	778,881	3.1	683,160	6.6
Interest expense	2,334,598	(94.0)	1,608,100	6.4	183,157	1.8
Depreciation	2,032,386	(81.8)	916,916	3.6	40,556	0.3
Marketing	3,743,567	(150.7)	913,675	3.6	651,324	6.3
Payment service charge	(12,407)	0.4	(181,249)	(0.7)	245,030	2.3
Impairment of fixed assets	1,690,028	(68.0)	-	-	-	-
Impairment of cryptocurrencies	293,619	(11.8)	-	-	-	-
Change in fair value of warrant liabilities	(1,260,354)	50.7	470,804	1.8	(777,266)	(7.5)
Other expenses	32,406	(1.3)	144,175	0.5	11,464	0.1
Total	31,488,522	(1,268.4)	25,765,042	103.2	12,804,278	125.2

Commission and fees expenses

Our commission expenses consist of (i) the commissions and fees we paid to third-party market makers in certain CFD and TRS trading transactions, (ii) referral fees we paid to our insurance referral agents, and (iii) the commissions and fees we paid to prime brokers and clearing houses in certain futures and securities trading transactions. Commission expenses accounted for (129.4)%, 14.0%, and 18.1% of our revenues in 2022, 2021, and 2020, respectively.

Compensation expenses

Our compensation expenses include salaries, wages, bonuses, medical insurance expenses, contribution to employee retirement plans and other benefits as well as share-based compensation for our employees. Compensation expenses accounted for (145.8)%, 16.2%, and 37.2% of our revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

Communication and technology expenses

Our communication and technology expenses primarily consist of subscription fees and system fees we paid to stock exchanges and third parties trading system vendors, to subscribe for trading systems, market data and news, as well as bandwidth fees and other expenses relating to the telecommunication infrastructure. Communication and technology expenses accounted for (136.6)%, 7.7%, and 14.3% of our revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

Cost of crypto mining

Our cost of crypto mining consists primarily of direct costs of earning bitcoins related to mining operations, including electric power costs and other service charges, also including depreciation of mining equipment. Cost of crypto mining accounted for 4.6% of our revenues for the year ended December 31, 2021. Mining operation has ceased since October 2021.

General and administrative expenses

Our general and administrative expenses mainly consist of license and registration fees, insurance expenses, utility expenses, travel expenses and bank charges, which accounted for (49.4)%, 8.0%, and 22.1% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Professional fees

Our professional fees primarily consist of service fees for legal, accounting, consulting, and other professional services which are needed during the ordinary course of our business operation, representing (149.7)%, 15.3%, and 15.4% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Service fees

Our service fees primarily consist of service fees charged by independent contractors and outside consultants we hired in our normal business course and one-off special incentive scheme awarded to them, accounting for (78.8)%, 14.3%, and 8.2% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Research and development

Research and development expenses consist primarily of designing, coding, project management, and other IT services related to developing and enhancing our Metaverse project. The R&D services were provided by third parties, representing (189.0)%, 4.8%, and nil of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Occupancy expenses

Our occupancy expenses mainly consist of office rental expenses, which accounted for (33.2)%, 3.1%, and 6.6% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Interest expenses

Our interest expenses primarily consist of amortization of convertible debenture discounts, interest relating to our one-time bridge loans facilitated by us to unrelated third parties, as well as interest we paid for loans borrowed from our TRS trading service business partners, accounting for (94.0)%, 6.4%, and 1.8% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Depreciation

Our depreciation primarily consists of the depreciation of copyrighted trading software programs which were acquired in 2021, and other miscellaneous depreciation of office furniture and computers, accounting for (81.8)%, 3.6% and 0.3% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Marketing expenses

Our marketing expenses mainly consist of expenses spent in branding, promoting our business, which accounted for (150.7)%, 3.6%, and 6.3% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Payment service charges

Our payment service charges consist of the fees we paid to external payment service providers who facilitate our customers’ payment procedures for trading and transactions through our platform. The negative amount was due to foreign currency transaction gains and losses related to this line item. Our payment service charges accounted for 0.4%, (0.7)%, and 2.3% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Impairment of fixed assets

Impairment of fixed assets represents the impairment charges of the mining equipment in 2022, accounting for (68.0)% of our revenues for the year ended December 31, 2022, respectively.

Impairment of cryptocurrencies

Impairment of cryptocurrencies represents the impairment charges of the BNB and wBNB tokens held as a result of sale of MetaWords NFTs in the year of 2022.

Change in fair value of warrant liabilities

Change in Fair Value of Warrant Liabilities represents the mark-to-market fair value adjustments to the outstanding Public Warrants and Private Warrants issued in connection with the IPO of PAAC, accounting for 50.7%, 1.8% and (7.5)% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Other expenses

Our other expenses primarily consist of other miscellaneous expenses. Our other expenses accounted for (1.3)%, 0.5%, and 0.1% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Results of Operations for the Years Ended December 31, 2022, 2021, and 2020

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

	Year ended December 31,
	2022		2021		2020 (as restated)
	US$	%	US$	%	US$	%

Revenues (Losses)
CFD trading services	(6,694,312)	269.6	8,700,009	34.8	6,823,677	66.7
TRS trading services	(595,871)	24.0	13,182,716	52.7	210,770	2.0
Futures and securities brokerage services	3,284,729	(132.3)	2,800,543	11.2	2,029,669	19.9
Others	1,522,954	(61.3)	309,444	1.3	1,166,019	11.4
Total revenues (losses)	(2,482,500)	100.0	24,992,712	100.0	10,230,135	100.0

Expenses
Commission and fees expenses	(3,198,934)	129.4	(3,317,692)	(14.0)	(1,845,994)	(18.1)
Compensation expenses	(3,620,506)	145.8	(4,069,203)	(16.2)	(3,802,793)	(37.2)
Communication and technology expenses	(3,392,794)	136.6	(1,929,981)	(7.7)	(1,454,050)	(14.3)
Cost of crypto mining	-	-	(1,163,846)	(4.6)	-	-
General and administrative expenses	(1,228,572)	49.4	(2,016,582)	(8.0)	(2,264,318)	(22.1)
Professional fees	(3,716,839)	149.7	(3,836,817)	(15.3)	(1,565,834)	(15.4)
Service fees	(1,956,785)	78.8	(3,574,579)	(14.3)	(833,864)	(8.2)
Research and development	(4,693,995)	189.0	(1,205,040)	(4.8)	-	-
Interest expenses	(2,334,598)	94.0	(1,608,100)	(6.4)	(183,157)	(1.8)
Occupancy expenses	(826,254)	33.2	(778,881)	(3.1)	(683,160)	(6.6)
Marketing	(3,743,567)	150.7	(913,675)	(3.6)	(651,324)	(6.3)
Depreciation	(2,032,386)	81.8	(916,916)	(3.6)	(40,556)	(0.3)
Payment service charge	12,407	(0.4)	181,249	0.7	(245,030)	(2.3)
Impairment of fixed assets	(1,690,028)	68.0	-	-	-	-
Impairment of cryptocurrencies	(293,619)	11.8	-	-	-	-
Change in fair value of warrant liabilities	1,260,354	(50.7)	(470,804)	(1.8)	777,266	7.5
Other expenses	(32,406)	1.3	(144,175)	(0.5)	(11,464)	(0.1)
Total expenses	(31,488,522)	1268.4	(25,765,042)	(103.2)	(12,804,278)	(125.2)
(Loss)/income before income taxes	(33,971,022)	1,368.4	(772,330)	(3.2)	(2,574,143)	(25.2)
Income tax expenses	(3,419)	0.1	(54,367)	(0.2)	(1,316)	(0.0)
Net (loss)/income	(33,974,441)	1368.5	(826,697)	(3.4)	(2,575,459)	(25.2)
Non-controlling interests
Net (loss) attributable to non-controlling interests	(2,411,158)	97.1	(849,479)	(3.4)	-	0.0
Net (loss)/income attributable to LGHL	(31,563,283)	1,271.4	22,782	(0.0)	(2,575,459)	(25.2)

Non-GAAP Financial Results

The following Non-GAAP financial results, both in absolute amount and as a percentage of our revenues for the periods indicated, are used by management to evaluate our financial performance prior to the deduction of change in fair value of warrant liabilities, stock-based compensation expenses, amortization of debt discounts, depreciation expenses and impairment of fixed assets (see Non-GAAP Financial Measures).

	Year ended December 31,
	2022		2021		2020
	US$	%	US$	%	US$	%
Non-GAAP (loss) income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	(27,141,993)	1,093.3	2,954,850	11.8	357,919	3.5

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues decreased by US$27.5 million from an income of US$25.0 million for the year ended December 31, 2021 to a loss of US$(2.5) million for the year ended December 31, 2022, primarily due to the trading losses in CFD and TRS trading services.

Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 5,261 as of December 31, 2021, and decreased to 4,526 as of December 31, 2022. The decrease in 2022 was primarily due to the number of clients in our insurance brokerage business. As of December 31, 2021, the total 5,261 active revenue-generating accounts included 149 accounts for futures trading, 96 accounts for securities trading, 2,866 accounts for CFD trading, 180 accounts for TRS trading and 1,970 accounts for insurance products. And as of December 31, 2022, the total 4,526 active revenue-generating accounts included 177 accounts for futures trading, 97 accounts for securities trading, 2,818 accounts for CFD trading, 226 accounts for TRS trading and 1,208 accounts for insurance products.

TRS Trading Services Income. We officially began offering TRS trading services to customers in July 2020. Revenue generated from TRS trading services decreased by US$13.8 million from an income of US$13.2 million for the year ended December 31, 2021 to a loss of US$(0.6) million for the year ended December 31, 2022, due to the trading gains/(losses) from our proprietary TRS trading activities which decreased by US$15.0 million from an income of US$11.1 million to a loss of US$(3.9) million, and a decrease of US$0.2 million in commissions and other income partially offset by an increase of US$1.4 million in interest income earned on loans provided to TRS trading customers. Our proprietary TRS trading activities suffered significant losses from Chinese stock markets’ high fluctuations in 2022, which was caused by China’s dismal economic outlook, renewed lock-downs in cities across China resulting from the stringent zero-Covid policy, heightened geopolitical tensions such as U.S.-China relation, escalated friction over Taiwan Strait, and unpredictable regional military conflict worldwide etc.

CFD Trading Services Income. We derive a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated high volatility historically. Revenue generated from CFD trading services decreased by US$15.4 million from an income of US$8.7 million for the year ended December 31, 2021 to a loss of US$(6.7) million for the year ended December 31, 2022, primarily attributable to an increase of US$11.9 million in trading losses and a decrease of US$3.5 million in commission income. CFD trading losses increased from trading gains of US$4.4 million for the year ended December 31, 2021 to trading losses of US$(7.5) million for the year ended December 31, 2022. We suffered significant losses from acting as counterparty to our clients’ CFD trades in 2022, particularly in the first half as a result of fluctuation and volatility of the global financial markets in reaction to a series of unpredictable events, such as the Russia and Ukraine conflict, Europe’s energy crisis, surging inflation and climbing interest rates in the U.S. and Europe, China’s housing market slump etc.. These events impacted major stock indexes, commodity markets including crude oil and metal, and the foreign exchange market. Market making commission income decreased from $4.3 million for the year ended December 31, 2021 to $0.8 million for the year ended December 31, 2022, which was mainly attributable to China’s tightened restrictions on promotion and advertisements related to internet financial products and services, leading to a significant decrease in the number of new accounts opened through online advertising.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services increased from US$2.8 million for the year ended December 31, 2021 to US$3.3 million for the year ended December 31, 2022 as a result of an increase in the number of executed futures contracts, primarily due to Hong Kong’s economy rebounded as the local pandemic subsided since 2021 and sophisticated investors wanted to take advantage of the volatile markets and allocated more into speculation trading.

Others. Other income increased by US$1.2 million from US$0.3 million for the year ended December 31, 2021, to US$1.5 million for the year ended December 31, 2022. The increase in other income was primarily attributed to trading gains from OTC call options of US$0.9 million, sale of MetaWords NFTs of US$0.4 million and interest, other income of US$0.7 million generated in 2022, and the decrease of US$0.9 million in trading losses from exchange-traded stock, offset by the decrease of US$1.7 million in Bitcoin mining income as the Bitcoin mining operation has ceased since October 2021.

Expenses

Our total expenses increased by 22.2% from US$25.8 million for the year ended December 31, 2021 to US$31.5 million for the year ended December 31, 2022, primarily due to increases in research and development, communication and technology expenses, marketing expenses, depreciation and impairment of mining equipment, partially offset by the decrease in service fees, compensation expenses, change in fair value of warrants liabilities, and cost of crypto mining.

Commission Expenses. Our commission expenses decreased by 3.6% from US$3.3 million for the year ended December 31, 2021 to US$3.2 million for the year ended December 31, 2022, primarily due to a decrease in TRS trading commission expenses by US$0.4 million, partially offset by an increase in our futures brokerage commission expenses of US$0.3 million, which is in line with the overall trench of such businesses.

Compensation Expenses. Our compensation expenses decreased by 11.0% from US$4.1 million for the year ended December 31, 2021 to US$3.6 million for the year ended December 31, 2022, primarily due to the discretionary bonus paid out in 2021.

Communication and Technology Expenses. Our communication and technology expenses increased by US$1.5 million from US$1.9 million for the year ended December 31, 2021 to US$3.4 million for the year ended December 31, 2022, primarily due to an increase in acquiring external information technology service and market data related to TRS and CFD trading businesses as well as NFT trading platform.

Cost of crypto mining. Our cost of Bitcoin mining was US$1.2 million for the year ended December 31, 2021. There was no crypto mining operation since October 2021.

General and Administrative Expenses. Our general and administrative expenses decreased by 39.1% from US$2.0 million for the year ended December 31, 2021 to US$1.2 million for the year ended December 31, 2022, primarily resulting from the internal cost control measures.

Professional Fees. Our professional fees remained comparable to prior year.

Services Fees. Our services fees for independent contractors and consultants decreased by 45.3% from US$3.6 million for the year ended December 31, 2021 to US$2.0 million for the year ended December 31, 2022, due to a one-off special inventive scheme for the year ended December 31, 2021.

Research and Development. We incurred R&D expenses of US$4.7 million in connection with developing and enhancing our Metaverse project for the year ended December 31, 2022, increased from that of US$1.2 million for the year ended December 31, 2021.

Interest Expenses. Our interest expenses increased from US$1.6 million for the year ended December 31, 2021 to US$2.3 million for the year ended December 31, 2022, mainly attributable to an increase of US$0.8 million in the interest we paid for loans borrowed from our TRS trading service business partners, offset by a decrease of US$0.1 million in the interest and the amortization of debt discounts from convertible debentures.

Occupancy Expenses. Our occupancy expenses slightly increased from US$779,000 for the year ended December 31, 2021 to US826,000 million for the year ended December 31, 2022.

Marketing Expenses. Marketing expenses increased by US$2.8 million from US$0.9 million for the year ended December 31, 2021 to US$3.7 million for the year ended December 31, 2022, mainly attributable to an increase in acquiring external marketing resources to developing marketing strategies, providing marketing analysis and setting and implementing marketing plans to promote existing and newly-launched products and services.

Depreciation. Our depreciation expenses increased from US$0.9 million for the year ended December 31, 2021 to US$2.0 million for the year ended December 31, 2022, mainly attributable to the depreciation of acquired copyrighted trading software programs related to CFD and TRS trading services in 2021.

Impairment of fixed assets. The mining equipment was fully impaired during the six-month period of 2022 in an amount of US$1.7 million.

Impairment of cryptocurrencies. The impairment charges of the BNB and wBNB tokens held from the sale of MetaWords NFTs in the year ended December 31, 2022 was US$0.3 million.

Change in fair value of warrant liabilities. The change in fair value of the outstanding Public and Private Warrants for the year ended December 31, 2022 was a gain of US$1.3 million, compared to a loss of $0.5 million for the year ended December 31, 2021. The change in fair value is mainly the result of changes in market prices deriving the value of the financial instruments.

Other Expenses. Other expenses decreased from an expense of US$144,000 for the year ended December 31, 2021 to an expense of US$32,000 for the year ended December 31, 2022.

Income Tax Expenses

Our income tax expenses decreased from US$54,000 for the year ended December 31, 2021 to US$3,000 for the year ended December 31, 2022, primarily due to the taxes paid in 2021 as a result of IRS examination of PAAC’s tax return for the twelve-month period ended September 30, 2019.

Net Loss

As a result of the foregoing, we had net losses of US$34.0 million for the year ended December 31, 2022 compared to a net loss of US$0.8 million for the year ended December 31, 2021.

Net Loss (income) attributable to LGHL

After allocating net loss to non-controlling interest, net loss attributable to parent company was a net loss of US$31.6 million for the year ended December 31, 2022, compared to a net income of US$23,000 for the year ended December 31, 2021.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Revenues

Our total revenues increased by 144.3% from US$10.2 million for the year ended December 31, 2020 to US$25.0 million for the year ended December 31, 2021, due to an increase in each segment.

TRS Trading Services Income. We officially began offering TRS trading services to customers in July 2020. Revenue generated from TRS trading services for in the year of 2021 includes (i) trading gains/(losses) of US$11.1 million from our proprietary TRS trading activities; (ii) interest income of US$1.3 million earned on loans provided to TRS trading customers, and (iii) commissions and other income of US$ 0.8 million resulting from TRS trading services. In the corresponding period of 2020, revenue from TRS trading services was US$0.2 million in aggregate.

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

Others. Other income (loss) decreased by US$0.9 million from US$1.2 million for the year ended December 31, 2020, to US$0.3 million for the year ended December 31, 2021. The decrease in other income was primarily attributed to the decrease in insurance brokerage commission of US$0.4 million, the trading losses from OTC call options of US$(0.2) million and trading losses from exchange-traded stock of US$(1.9) million in 2021, offset by crypto mining revenue of US$1.7 million generated in 2021.

Expenses

Our total expenses increased by 101.2% from US$12.8 million for the year ended December 31, 2020 to US$25.8 million for the year ended December 31, 2021, primarily due to increases in commission expenses, cost of crypto mining, service fees, professional fees, research and development, communication and technology, amortization of debt discounts and depreciation.

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

Our principal sources of liquidity have been cash generated from our operations and capital injections by our shareholder. As of December 31, 2022, and 2021, we had US$11.1 million, and US$15.1 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks which are unrestricted for withdrawal or use. We also held short-term investments that can be redeemed on demand of US$11.1 million, and US$15.9 million as of December 31, 2022 and 2021, respectively. The short-term investments we held are mainly equity securities listed on Shanghai/Shenzhen Stock Exchange and Hong Kong Stock Exchange. The Company did not have available and unused external source of liquidity as of the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
	US$	US$	US$

Unrestricted cash	$11,159,610	$15,098,151	$3,426,467
Short-term investments	11,104,047	15,900,369	17,622
	$22,263,657	$30,998,520	$3,444,089

We have been able to meet our working capital needs in the past, and based on our current operating plan, we expect that our existing unrestricted cash and short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. In the long term, our working capital needs will depend on many factors, including the rate of our business and revenue growth, the timing of our various expenditures and cash provided by and used in operating, investing and financing activities and capital expenditures.

To the extent our unrestricted cash, short-term investments and cash flow from operating activities are insufficient to satisfy its liquidity needs in accordance with our strategic plan in the future, we may determine to raise additional funds through the sale of equity or convertible debt securities. If additional funding is necessary or desirable, however, we may not be able to effect an equity or debt financing in amounts or on terms acceptable to us or at all. If we are unable to raise additional capital when needed, its results of operations and financial condition would be materially and adversely impacted.

The following table presents our cash and cash equivalents held in various currencies as of the years ended December 31, 2022, 2021 and 2020. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our chief financial officer and chief executive officer.

	Year ended December 31,
	2022	2021	2020
	US$	US$	US$
Held in USD	$8,373,124	$9,195,207	$1,878,055
Held in HKD	2,652,077	5,781,609	1,424,879
Held in RMB	13,719	12,477	1,610
Held in SGD and other currencies	120,690	108,858	121,923
Total cash and cash equivalents	$11,159,610	$15,098,151	$3,426,467

As of December 31, 2022, 2021 and 2020, 0.09%, 0.07%, and nil of our cash and cash equivalents were held in China. See “Transfers of Cash from Our Subsidiaries to the Company” below for the ability of subsidiaries to transfer funds to the holding company.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in the multiple jurisdictions where our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong), the CIMA and MAS that our subsidiaries were required to maintain as of December 31, 2022, 2021 and 2020 and the actual amounts of capital that were maintained.

	As of December 31, 2020		As of December 31, 2021		As of December 31, 2022
	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Operating Subsidiaries
Lion International Securities Group Limited	$386,927	$1,043,803	$384,736	$1,231,361	$384,892	1,152,970	768,078	300%
Lion Futures Limited	386,927	948,872	384,736	1,241,548	384,892	1,407,515	1,022,623	366%
Lion Asset Management Limited	12,898	27,770	12,825	53,199	12,830	73,835	61,005	575%
BC Wealth Management Limited	12,898	468,279	12,825	285,086	38,489	307,610	269,121	799%
Lion International Financial (Singapore) Pte. Ltd.	-	-	739,694	1,073,516	744,313	856,642	112,329	115%
Lion Brokers Limited	537,164	8,426,049	5,821,258	19,632,458	4,259,858	13,572,706	9,312,849	319%
Total	$1,336,814	$10,914,773	$7,356,074	$23,517,168	$5,825,274	$17,371,278	$11,546,005	298%

Lion International Securities Group Limited (“LISGL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 1, dealing in securities, and it provides securities margin financing, and Type 4, advising on securities, and it is not subject to specified licensing condition. LISGL is subject to the requirements of section 145 of the Security and Future Ordinance (Cap.571) (“SFO”). Under the rule, LISGL is required to maintain a minimum liquid capital of approximately US$385,000 (HK$3 million).

Lion Futures Limited (“LFL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 2, dealing in future contracts, and Type 5, advising on futures contracts, and it is not subject to specified licensing condition. LFL is subject to the requirements of section 145 of the SFO. Under the rule, LFL is required to maintain a minimum liquid capital of approximately US$385,000 (HK$3 million).

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

BC Wealth Management Limited (“BCWML”), Lion’s Hong Kong subsidiary, is a member of the Professional Insurance Brokers Association Limited (“PIBA”) and is engaged in the business of insurance brokerage services. BCWML is subject to the minimum requirements specified by the Insurance Authority (“IA”) under section 70(2) of the Ordinance. Under the rule, BCWML is required to maintain a minimum capital and net assets of approximately US$38,000 (HK$300,000).

Lion International Financial (Singapore) Pte. LTD. (“LIFSL”), Lion’s Singapore subsidiary, is licensed by the MAS to conduct the regulated activities of dealing in capital markets products and it is subject to specified licensing condition. LIFSL is subject to the requirements of Securities and Futures Act (Cap. 289) (“SFA”). Under the rule, LIFSL is required to maintain a minimum liquid capital of approximately US$744,000 (SGP 1,000,000).

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

As of December 31, 2022, 2021 and 2020, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(3,940,552)	$(20,482,499)	$105,675
Net cash used in investing activities	(7,093,339)	(12,104,687)	(6,549,514)
Net cash provided by financing activities	9,808,775	43,578,397	2,640,316
Effect of exchange rate changes on cash	(123,760)	(33,833)	16,441
Net increase in cash and restricted cash	(1,348,876)	10,957,378	(3,787,082)
Cash and restricted cash at beginning of period	15,751,475	4,794,097	8,581,179
Cash and restricted cash at end of period	$14,402,599	$15,751,475	$4,794,097

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was US$4.0 million, primarily attributable to our net losses of US$34.0 million, as adjusted by (i) change in fair value of warrant liabilities and option liabilities in total of US$1.8 million, (ii) a decrease of US$12.1 million in payables to customers and (iii) a decrease of US$28.1 million in payables to broker-dealers and clearing organizations. These were partially offset by (i) share based compensation of US$1.3 million, impairment of fixed assets of US$1.7 million and the depreciation expenses of US$2.0 million, (ii) a decrease of US$54.8 million in receivables from broker-dealers and clearing organizations, (iii) a decrease of US$4.8 million in securities owned and (iv) a decrease of US$6.7 million in prepaid and other assets.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was US$7.0 million, primarily attributable to short-term loans receivable to unrelated parties in an aggregate of US$8.5 million, partially offset by US$1.5 million of collection of such loans.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was US$9.8 million, primarily attributable to (i) net proceeds of US$8.1 million from convertible debenture and (ii) capital contribution of US$1.7 million from noncontrolling shareholder.

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

Our operating subsidiaries are permitted under the laws of Hong Kong, Cayman Islands, Singapore, and British Virgin Islands, respectively, to provide funding to Lion Group Holding Ltd, the holding company incorporated in the Cayman Islands through dividend distributions, loans or advances. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy, any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

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

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2022, 2021, and for the period from June 16, 2020 to December 31, 2020:

	2022	2021	From June 16, 2020 to December 31, 2020
	US$	US$	US$
Subsidiaries
Lion Broker Limited	$18,203,025	$4,508,885	$-
Lion Futures Limited	-	130,000	-
Lion International Securities Group Limited	-	64,271	-
Lion Wealth Limited	6,500,000	50,000	-
BC Wealth Management Limited	-	81,960	-
Total	$24,703,025	$4,835,116	$-

In 2020, dividends paid to the individual shareholder were US$386,000. For the years ended December 31, 2022 and 2021, we did not pay any dividends to our shareholders. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Financing Arrangements

The following is a summary of our borrowings and redeemable securities as of December 31, 2022, 2021 and 2020, which were obtained for working capital purpose.

	As at December 31,				Interest rate or	Maturity Date
	2022	2021	2020	Original	Dividend	or Redemption
Outstanding principal amount	US$	US$	US$	Currency	Rate	Date
Short-term borrowings	$-	$-	$293,905	HKD	13%	February 2021
Minority shareholder loan	110,000	110,000	-	USD	0%	None
December 2020 Convertible debenture (1)	-	-	1,600,000	USD	9%	June 2023
August 2022 Convertible debenture (1)	3,500,000	-	-	USD	8%	August 2025
December 2022 Convertible debenture (1)	3,000,000	-	-	USD	8%	December 2025
Series B Convertible Preferred Shares (1)	-	4,000,000	-	USD	8%	December 2024
	$6,610,000	$4,110,000	$1,893,905

(1)	The securities are convertible into ADSs since the issuance at the holder’s election.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2022. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements.

	Payments Due by Period
		Short-term	Long-term
	Total	less than 1 Year	over 1 year
Operating lease obligations	$1,246,574	$623,744	$622,830

Other than the Financing Arrangements and Operating Lease Commitments above, we did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2022.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and copyrighted trading software programs. Our capital expenditures were nil in 2022, US$10.2 million in 2021, and US$6.0 million in 2020. We will continue to make capital expenditures to meet the growth of our business when needed. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our debt or equity financing activities.

Capital Commitments

We did not have significant commitments for capital expenditures what were contracted but not yet reflected in the consolidated financial statements as of December 31, 2022. Subsequently, we entered into an asset acquisition agreement to acquire various software systems in an aggregate purchase price of approximately $7,850,000. The purchase is expected to close by March 2024 and will be funded using the cash on hand.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — B. Business Overview”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity, capital resources, or that would cause disclosed financial information to be not necessarily indicative of future operation results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. The use of estimates is an integral component of the financial reporting process, and actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2022 for more information on our significant accounting policies.

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

Public and Private Warrants Liabilities

At December 31, 2022, 11,500,000 Public Warrants and 5,375,000 Private Warrants remained outstanding. We evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Since the Public and Private Warrants meet the definition of a derivative under ASC 815, we recorded these Warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of earnings (loss) and consolidated statements of comprehensive income (loss) at each reporting date. Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a Black-Sholes-Merton pricing model as described in “Note 5 – Fair Value”, to the consolidated financial statements. The changes in the fair value of the Warrants may be material to our future operating results.

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

Non-GAAP Financial Measures

Our calculation of Non-GAAP (loss) income (net (loss) income before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets. We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods. Notwithstanding the foregoing, Non-GAAP (loss) income and Non-GAAP EPS should not be considered an alternative to, or more meaningful than, net (loss) income and EPS as determined in accordance with GAAP. The following is a reconciliation of our net (loss) income to Non-GAAP (loss) income and GAAP EPS to our Non-GAAP EPS:

	Year ended December 31,
	2022	2021	2020
	US$	US$	US$
Net (loss) income attributable to LGHL	$(31,563,283)	$22,782	$(2,575,459)
Stock-based compensation	1,300,550	381,800	3,656,800
Amortization of debt discounts	658,680	783,994	13,288
Depreciation expenses	2,032,386	1,295,470	40,556
Impairment of fixed assets	1,690,028	-	-
Change in fair value of warrant liabilities	(1,260,354)	470,804	(777,266)
Non-GAAP (loss) income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	$(27,141,993)	$2,954,850	$357,919

Non-GAAP (losses) earnings per share for both Class A and Class B
- basic (i)	$(0.59)	$0.10	$0.04
- diluted (i)	$(0.59)	$0.09	$0.04

Weighted average Class A ordinary shares outstanding
- basic (i)	40,438,604	26,046,212	6,180,795
- diluted (i)	40,438,604	29,145,497	6,180,795

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	5,535,888	4,041,875	3,962,294

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

	Year ended December 31,
	2022		2021		2020
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) attributable to LGHL per share for both Class A and Class B	$(0.69)	$(0.69)	$0.00	$0.00	$(0.25)	$(0.25)
Stock-based compensation	0.03	0.03	0.01	0.01	0.36	0.36
Amortization of debt discounts	0.01	0.01	0.03	0.02	0.00	0.00
Depreciation expenses	0.04	0.04	0.04	0.04	0.00	0.00
Impairment of fixed assets	0.04	0.04	-	-	-	-
Change in fair value of warrant liabilities	(0.03)	(0.03)	0.02	0.01	(0.08)	(0.08)
Non-GAAP (losses) earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets)	$(0.59)	$(0.59)	$0.10	$0.09	$0.04	$0.04

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following sets forth certain information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Jian Wang	41	Chairman of the Board (Class II)
Chunning Wang	44	Director, Chief Executive Officer (Class II)
Yan Zhang	42	Director and President (Class I)
Hua Luo	38	Director and Chief Operating Officer (Class I)
Zhixiang Zhang	54	Director (Class I)
Chi Fai Choi	45	Independent Director (Class I)
Rahul Mewawalla	45	Independent Director (Class II)
Chi-yang Chen	36	Independent Director (Class II)
Sze Hau Lee	37	Chief Financial Officer

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

Yan Zhang serves on our board and is our President. From July 2020 to April 2021, Ms. Zhang conducted her own financial consulting services for her own clients from July 2020 to April 2021. From September 2009 to June 2020, Ms. Zhang served as a manager, senior manager, and subsequently, principal of UHY Advisors NY, Inc., with her last role being a principal. From 2004 to 2007, Ms. Zhang served as a senior accountant of PricewaterhouseCoopers LLP in Beijing, China. Ms. Zhang received her bachelor’s degree and master’s degree both in Economics from Central University of Finance and Economics in Beijing China, and obtained a second master’s degree in information assurance from The State University of New York at Albany in June 2009. Ms. Zhang has been a member of The New York State Society of Certified Public Accountants since November 2010 and also a member of the New York Institute of Internal Auditors since September 2011.

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

Rahul Mewawalla is our independent director. Mr. Mewawalla is a product, technology, digital and business leader with extensive strategic and operational leadership expertise across technology, internet, software, telecommunications, financial services, media, consumer, enterprise, digital and blockchain companies. Mr. Mewawalla serves on the board of Phunware, Inc. (Nasdaq: PHUN), a software and technology company, Mawson Infrastructure Group, Inc. (Nasdaq: MIGI), a digital infrastructure provider, Aquarius II Acquisition Corporation, Four Leaf Acquisition Corporation (Nasdaq: FORL). Mr. Mewawalla also served on the board of Rocky Mountain Chocolate Factory Inc. (Nasdaq: RMCF), an e-commerce, consumer and retail company, and SOS Children’s Villages USA, a philanthropic organization. He served as Chief Executive Officer and President of Xpanse Inc., a financial technology company from 2020 to 2021, as Chief Digital Officer and Executive Vice President of Platforms and Technology Businesses at Freedom Mortgage Corporation, a financial services company, from 2020 to 2021, as Chief Executive Officer and President at Zenplace Inc., a software and technology company from 2014 to 2020, as Vice President at Nokia Corporation (NYSE: NOK), a global telecommunications, infrastructure and technology company, from 2010 to 2012, as Vice President at General Electric Company’s NBC Universal (NYSE: GE), a global digital, media and technology conglomerate, from 2008 to 2010, and Senior Director at Yahoo! Inc., a global Internet, software, platforms and technology company, from 2005 to 2008. He has also served as Senior Advisor to the San Francisco Mayor’s Office on Innovation, as Advisor to Stanford University's Persuasive Technology Lab and as Committee Chair of the VC TaskForce SIG on Systems and Services. Mr. Mewawalla earned an MBA from the Kellogg School of Management at Northwestern University and a BBS from the University of Delhi.

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

For the fiscal year ended December 31, 2022, we paid an aggregate of US$1.75 million in cash to our executive officers and directors, and an aggregate of US$0.07 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—2020 Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

Our board of directors are divided into two classes, namely Class I and Class II. Class I consists of three directors, and Class II consists of four directors. Directors assigned to Class I shall initially serve until the first annual general meeting of shareholders following the effectiveness of our first Amended and Restated Memorandum of Articles of Association. Directors assigned to Class II shall initially serve until the second annual general meeting of shareholders following the effectiveness of our first Amended and Restated Memorandum of Articles of Association.

Committees of the Board of Directors

As of the date of this annual report, we have three committees, namely, audit committee, compensation committee and nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee comprises of Chi Fai Choi, Rahul Mewawalla and Chi-yang Chen, and is chaired by Chi Fai Choi. All of the directors satisfy the “independence” requirement of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee is responsible for, among other things, appointing, retaining, setting compensation of, and supervising our independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing our accounting practices and systems of internal accounting and disclosure controls.

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

We had a total of 38 employees in Hong Kong and Singapore as of December 31, 2022. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

following table sets forth the number of our employees by function as of December 31, 2022:

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

The following table sets forth information regarding the beneficial ownership based on a total number of 58,604,692 ordinary shares outstanding as of the date of December 31, 2022, including 48,761,596 Class A Ordinary Shares and 9,843,096 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	% of Total Ordinary Shares Outstanding	% of Voting Power(2)
Directors and Executive Officers
Jian Wang	*	7,911,956	13.67%	67.12%
Chunning Wang(1)	*	1,931,140	3.47%	16.41%
Hua Luo	*	—		*
Zhixiang Zhang	*	—		*
Chi Fai Choi	*	—		*
Rahul Mewawalla	*	—		*
Yan Zhang	*	—		*
Chi-yang Chen	*	—		*
Sze Hau Lee	*	—		*
All executive officers and directors as a group	410,000	9,843,096	17.41%	83.58%

Five Percent or Greater Shareholders
Legend Success Ventures Limited(1)	*	1,931,140	3.47%	16.41%

*	Beneficially owns less than 1% of our Class A Ordinary Shares

(1)	Represents 1,931,140 Class B Ordinary Shares held by Legend Success Ventures Limited. Mr. Chunning Wang, the sole shareholder and sole director of Legend Success Ventures Limited, may be deemed to beneficially own shares held by Success Ventures Limited and has sole voting and dispositive control over such securities.

(2)	Each Class B Ordinary Share is entitled to 25 votes per share as of December 31, 2022. In January 2023, it increased from 25 votes per Class B Ordinary Share to 100 votes per Class B Ordinary Share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— Beneficial Ownership of Securities.”

B.	Related Party Transactions

Transaction with Minority Shareholder

In October 2021, Lion Wealth Management Limited (“LWML”), one of our subsidiaries and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited (“LML”), to develop the Group’s new Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. As of December 31, 2022 and 2021, LML recorded payable to DAWA for research and development expenses in the amount of approximately $838,000 and $119,000, respectively.

2021 Securities Purchase Agreement Lock-up Agreements

Simultaneously with the execution of the Securities Purchase Agreement, the directors, officers, and 10% or greater shareholders of the Company save except for Greentree Financial Group, Inc. entered into a lock-up agreement (each a “Lock-Up Agreement”) with the selling shareholder. In such Lock-Up Agreement, the directors, officers, and 10% or greater shareholders of the Company save except for Greentree Financial Group, Inc. agreed that they will not, during the period commencing from February 18, 2021 and ending on until thirty (30) days after the earliest of the date that (a) a registration statement has been declared effective by the SEC, (b) all of the underlying shares pursuant to the February Private Placement have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions, (c) following the one year anniversary of the closing date of the February Private Placement (being February 18, 2020), provided that a holder of the underlying shares pursuant to the February Private Placement is not an Affiliate of the Company, or (d) all of the underlying shares pursuant to the February Private Placement may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act without volume or manner-of-sale restrictions and Company Counsel has delivered to such holders a standing written unqualified opinion that resales may then be made by such holders of the Underlying Shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders (the “Lock-Up Period”), (i) offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any ordinary shares or ordinary shares equivalents beneficially owned, held or hereafter acquired by the undersigned during the Lock-Up Period.

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

Dividend

We did not pay any dividends to our shareholders in 2022 and 2021. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association contained in our Form 6-K filed with the Registrar on January 19, 2023 (the “Articles”). The following are material provisions of our currently effective Amended and Restated Memorandum and Articles of Association, as well as the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) insofar as they relate to the material terms of our ordinary shares.

Capitalized terms not defined in this section shall have the meanings given to them in the Articles.

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

Summary Of Provisions Relating To Certain Powers And Interests Of Directors

Our Directors may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their offices of Directors for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

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

Shares, Share rights

Subject to the Articles, all Shares for the time being unissued shall be under the control of the Directors who may issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine and grant options with respect to such Shares and issue warrants or similar instruments with respect thereto and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Directors, or the Shareholders by Ordinary Resolution, may authorize the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

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

Subject to the Companies Act and the rules of the Nasdaq, any preferred Shares may be issued or converted into Shares that, at a designated date or at the option of the Company or the holder if so authorized by its Articles of Association, are liable to be redeemed on such terms and in such manner as the Members before the issue or conversion may by Ordinary Resolution of the Members determine. Where the Company purchases for redemption a redeemable Share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws and the rules of Nasdaq.

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

(b) As regards Voting Rights

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. Each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at general meetings of the Company.

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

Transmission Of Shares

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognized by the Company as having any title to the Share. Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy. A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Alteration Of Share Capital

The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe, including to: consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares; convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination; subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled. The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Redemption, Purchase And Surrender Of Shares

Subject to the Companies Act, the Company may issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine; purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; make a payment in respect of the redemption or purchase of its own Shares in any manner authorized by the Companies Act, including out of its capital; and accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

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

Subject to any special rights or restrictions as to voting at the time, at any general meeting on a show of hands:

(i)	every Member holding Class A Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote for every fully paid Class A Ordinary Share of which he is the holder and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have one vote for every fully paid Class A Ordinary Share of which he is the holder; and

(ii)	every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have 100 votes for every fully paid Class B Ordinary Share of which he is the holder and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have 100 votes for every fully paid Class B Ordinary Share of which he is the holder.

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

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold our securities through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of our Securities, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership. This discussion also does not address or consider the tax treatment of Lion Group North America Corp.’s (formerly “Proficient Alpha Acquisition Corp”) direct or indirect owners.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1 -800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Value of Bitcoin

Our revenue for the year ended December 31, 2021 was comprised of the value of Bitcoin rewards and transaction fees we earn by mining. As such, our operating results and financial condition are affected by fluctuations and long-term trends in the value of Bitcoin. Bitcoin has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for Bitcoin, which could in turn result in substantial damage to or even the failure of our business.

We started Bitcoin mining operations in May 2021 and ceased in October 2021. For the year ended December 31, 2021, our revenue derived from Bitcoin mining was approximately $1.7 million. A 10% increase or decrease in the market value of Bitcoin over the course of the year ended December 31, 2021, would not have material impact on our operations. However, given we sell Bitcoin to generate revenue and cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of Bitcoin would have resulted in increased or decreased total revenue. See “— Factors Affecting our Performance — Market Value of Bitcoin.”

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

On January 13, each Class B Ordinary Share shall be entitled to one hundred (100) votes from twenty five (25) votes on all matters subject to the vote at general meetings of the Company.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2021	2022
	USD	USD
Audit fees(1)	175,000	180,000
Audit related fees(2)	82,500	70,000
Tax fees(3)	13,500	10,450

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by UHY LLP for the audits of our annual financial statements for the years ended December 31, 2022 and 2021.

(2)	“Audit-related fees” means, for the years ended December 31, 2022 and 2021, the aggregate fees were billed for the services provided by UHY LLP for the review of the six-month unaudited financial information ended on June 30, 2022 and 2021 included in the Report of Foreign Private Issuer on Form 6-K, and review of our registration statements and other regulatory documents filed with SEC.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by UHY Advisors NY, Inc. for the preparation of tax returns of 2021 and 2020 and for IRS tax audit requests on our U.S. subsidiary, Lion Group North America (fka, Proficient Alpha Acquisition Corp).

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lion Group Holding Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit

Exhibit No.	Description
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among Lion Group Holding Ltd., Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Registrant’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Lion Group Holding Ltd., Proficient and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.5 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.6	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020 (incorporated by reference to Exhibit 10.2 of Registrant’s Form F-6-K filed on December 16, 2020)
2.7	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on December 16, 2020)
2.8	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on December 16, 2020)
2.9	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.5 of Registrant’s Form F-6-K filed on December 16, 2020)
2.10	Description of Securities (incorporated by reference to Exhibit 2.10 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
3.1	Amended and Restated Memorandum of Articles of Association (incorporated by reference to Exhibit 1.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
3.2	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on February 16, 2022)
3.3	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on January 19, 2023)
4.1	Registrant’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
4.2	Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.3	Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.4	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Registrant’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)

4.5	Amended and Restated Securities Purchase Agreement, dated as of October 19, 2020, by and among Lion Group Holding Ltd., Greentree Financial Group, Inc. and such other parties identified in the Schedule I therein (incorporated by reference to Exhibit 10.1 of Registrant’s Amendment No. 1 to Form F-1 (File No. 249185), filed with the SEC on October 19, 2020)
4.6	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.7	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.8	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Registrant’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.9	Amended and Restated Securities Purchase Agreement, dated as of October 19, 2020, by and among Lion Group Holding Ltd., Greentree Financial Group, Inc. and such other parties identified in the Schedule I therein (incorporated by reference to Exhibit 10.1 of Registrant’s Amendment No. 1 to Form F-1 (File No. 249185), filed with the SEC on October 19, 2020)
4.10	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.11	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.12	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.3 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.13	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.4 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.14	Form of Seller Registration Rights Agreement, by and among, Lion Group Holding Ltd. and the Sellers (incorporated by reference to Exhibit 10.5 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.15	Form of First Amendment to Registration Rights Agreement, by and among, Proficient Alpha Acquisition Corp., Lion Group Holding Ltd., I-Bankers Securities, Inc. and the Founders (incorporated by reference to Exhibit 10.6 of Proficient’ Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.16	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.19 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.17	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.20 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.18	Service Agreement, dated as of November 1, 2019, by and between Lion Futures Limited and Esunny International (Hong Kong) Co., Ltd. (incorporated by reference to Exhibit 10.21 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.19	Software License Agreement, dated as of June 14, 2017, by and between Lion International Securities Group Limited and eBroker Systems (HK) Limited (incorporated by reference to Exhibit 10.22 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.20	Contract for Purchase of Trading System and Services, dated as of April 22, 2019, by and between Lion Brokers Limited and Hangzhou Lanlian Technology Co., Ltd (incorporated by reference to Exhibit 10.23 of Registrant’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.21	Tenancy Agreement by and between Top Power Development Limited and BC Wealth Management Limited, dated November 12, 2020 (incorporated by reference to Exhibit 10.16 of Registrant’s Form F-1 filed on November 18, 2020)

4.22	Securities Purchase Agreement dated December 11, 2020 (incorporated by reference to Exhibit 10.1 of Registrant’s Form F-6-K filed on December 16, 2020)
4.23	Form of Security Agreement dated December 14, 2020 (incorporated by reference to Exhibit 10.6 of Registrant’s Form F-6-K filed on December 16, 2020)
4.24	Form of Subsidiary Guarantee dated December 14, 2020 (incorporated by reference to Exhibit 10.7 of Registrant’s Form F-6-K filed on December 16, 2020)
4.25	Form of Registration Rights Agreement dated December 11, 2020 (incorporated by reference to Exhibit 10.8 of Registrant’s Form F-6-K filed on December 16, 2020)
4.26	Securities Purchase Agreement dated February 15, 2021 (incorporated by reference to Exhibit 10.1 of Registrant’s Form F-6-K filed on February 16, 2021)
4.27	Form of Series D/E/F American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on February 16, 2021)
4.28	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on February 16, 2021)
4.29	Securities Purchase Agreement dated December 13, 2021 (incorporated by reference to Exhibit 10.1 of Registrant’s Form 6-K filed on December 17, 2021)
4.30	Form of Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Shares (incorporated by reference to Exhibit 10.2 of Registrant’s Form 6-K filed on December 17, 2021)
4.31	Form of Series G American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 10.3 of Registrant’s Form 6-K filed on December 17, 2021)
4.32	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Registrant’s Form 6-K filed on December 17, 2021)
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP
15.2*	Consent of JunHe LLP
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F

**	Furnished with this Annual Report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Director and Chief Executive Officer

Date: April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lion Group Holding Ltd. and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York
April 28, 2023

PCAOB ID # 1195

LION GROUP HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021

Assets
Current Assets
Cash and cash equivalents	$11,159,610	$15,098,151
Restricted cash-bank balances held on behalf of customers	3,242,989	653,324
Securities owned, at fair value	11,104,047	15,900,369
Receivables from broker-dealers and clearing organizations	33,342,254	87,938,377
Short-term loans receivable	7,126,021	-
Other receivables	534,437	67,352
Prepaids, deposits and other	2,534,684	8,741,735
Total current assets	69,044,042	128,399,308

Long term investment	1,436,142	1,550,314
Fixed assets, net	13,786,344	17,507,742
Right-of-use assets	1,160,563	-
Other assets	1,207,293	1,459,467
Total Assets	$86,634,384	$148,916,831

Liabilities, Mezzanine Equity and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$23,829,192	$35,959,925
Payables to broker-dealers and clearing organizations	24,963,524	53,101,820
Accrued expenses and other payables	1,923,305	1,623,354
Derivative liabilities, at fair value	-	554,710
Embedded derivative liabilities	2,292,056	-
Short-term borrowings	110,000	110,000
Lease liability - current	601,531	-
Due to director	146,671	161,044
Total current liabilities	53,866,279	91,510,853

Lease liability - noncurrent	618,705	-
Convertible debentures	4,061,735	-
Warrant liabilities	675,000	1,940,625
Total Liabilities	59,221,719	93,451,478

Commitments and Contingencies
Mezzanine Equity
Series B Convertible Preferred Shares - 4,000 shares authorized, stated value of $1,000 per share, nil and 4,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	-	1,222,771

Stockholders’ Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, nil and 6,500 shares issued and outstanding at December 31, 2022 and 2021, respectively	-	3,929,206
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 48,761,596 and 29,677,969 shares issued and outstanding at December 31, 2022 and 2021, respectively	4,876	2,968
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at December 31, 2022 and 2021, respectively	984	984
Additional paid in capital	63,660,939	54,057,211
Accumulated deficit	(34,492,863)	(2,929,580)
Accumulated other comprehensive losses	(303,213)	(57,532)
Total LGHL shareholders’ equity	28,870,723	55,003,257
Non-controlling interest	(1,458,058)	(760,675)
Total shareholders’ equity	27,412,665	54,242,582

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$86,634,384	$148,916,831

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2022	2021	2020
			(as restated)
Revenues (Losses)
Insurance brokerage commissions	455,394	$542,795	$959,299
Securities brokerage commissions and fees	3,412,644	3,188,684	1,890,502
Market making commissions and fees	781,878	4,324,650	4,940,623
Interest income	3,229,716	1,351,318	138,799
Trading (loss) gains	(11,467,969)	13,379,146	1,833,875
Other income	1,105,837	2,206,119	467,037
	(2,482,500)	24,992,712	10,230,135

Expenses and others
Commissions and fees	3,198,934	3,317,692	1,845,994
Compensation and benefits	3,620,506	4,069,203	3,802,793
Occupancy	826,254	778,881	683,160
Communication and technology	3,392,794	1,929,981	1,454,050
Cost of crypto mining	-	1,163,846	-
General and administrative	1,228,572	2,016,582	2,264,318
Professional fees	3,716,839	3,836,817	1,565,834
Research and development	4,693,995	1,205,040	-
Services fees	1,956,785	3,574,579	833,864
Interest	2,334,598	1,608,100	183,157
Depreciation and amortization	2,032,386	916,916	40,556
Marketing	3,743,567	913,675	651,324
Payment service charge	(12,407)	(181,249)	245,030
Impairment of fixed assets	1,690,028	-	-
Impairment of cryptocurrencies	293,619	-	-
Change in fair value of warrant liabilities	(1,260,354)	470,804	(777,266)
Other operating	32,406	144,175	11,464
	31,488,522	25,765,042	12,804,278

Loss before income taxes	(33,971,022)	(772,330)	(2,574,143)

Income tax expense	(3,419)	(54,367)	(1,316)

Net loss	$(33,974,441)	$(826,697)	$(2,575,459)

Net loss attributable to non-controlling interests	(2,411,158)	(849,479)	-

Net (loss) gain attributable to LGHL	$(31,563,283)	$22,782	$(2,575,459)

Deemed dividend on the effect of the down round features	-	(6,354,500)	-
Dividends and deemed dividends on preferred shares	(595,208)	(1,810,204)	-

Net loss attributable to LGHL ordinary shareholders	$(32,158,491)	$(8,141,922)	$(2,575,459)

Loss per share for both Class A and Class B - basic and diluted (i)	$(0.70)	$(0.27)	$(0.25)

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	40,438,604	26,046,212	6,180,795

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	5,535,888	4,041,875	3,962,294

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years Ended December 31,
	2022	2021	2020
			(as restated)
Net loss	$(33,974,441)	$(826,697)	$(2,575,459)
Other comprehensive (loss) income
Foreign currency translation adjustment	(245,681)	(40,064)	20,487
Comprehensive loss	$(34,220,122)	$(866,761)	$(2,554,972)

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A								Accumulated Other
	Convertible		Class A		Class B		Additional		Comprehensive	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Accumulated	(Loss)	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital (i)	Deficit	Income	Interest	Total
Balance at January 1, 2020		$-	3,140,388	$314	3,949,993	$395	$7,605,034	$(376,903)	$(37,955)	$-	$7,190,885
Effect of reverse recapitalization, net of costs (ii)	-	-	3,357,574	336	5,801,221	580	(2,242,234)	-	-	-	(2,241,318)
Conversion of rights to ordinary shares upon the reverse recapitalization	-	-	1,150,000	115	-	-	(115)	-	-	-	-
Shares issued to prior D&O	-	-	300,000	30	-	-	59,970	-	-	-	60,000
Shares issued in connection with August 2020 PIPE, net of costs	-	-	1,650,000	165	-	-	2,530,536	-	-	-	2,530,701
Shares issued as a result of post-merger consideration adjustment	-	-	29,591	3	91,882	9	(12)	-	-	-	-
2020 incentive shares granted and unissued	-	-	-	-	-	-	3,656,800	-	-	-	3,656,800
Detachable warrants issued in connection with December 2020 Convertible Debenture, net of costs	-	-	-	-	-	-	454,089	-	-	-	454,089
Beneficial conversion feature in connection with December 2020 Convertible Debenture	-	-	-	-	-	-	205,693	-	-	-	205,693
Net loss	-	-	-	-	-	-	-	(2,575,459)	-	-	(2,575,459)
Other comprehensive income	-	-	-	-	-	-	-	-	20,487	-	20,487
Balance at December 31, 2020 (as restated)		$-	9,627,553	$963	9,843,096	$984	$12,269,761	$(2,952,362)	$(17,468)	$-	$9,301,878
Issuance of January 2021 Call Options for service	-	-	-	-	-	-	1,909,000	-	-	-	1,909,000
Conversion of Debenture into ordinary shares	-	-	889,667	89	-	-	1,611,511	-	-	-	1,611,600
Exercise of December 2020 Warrants	-	-	14,200,000	1,420	-	-	27,398,580	-	-	-	27,400,000
Exercise of August 2020 PIPE Warrants	-	-	770,833	77	-	-	1,541,588	-	-	-	1,541,665
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	-	-	1,486,504	148	-	-	(148)	-	-	-	-
Issuance of ordinary shares to Yun Tian	-	-	353,623	36	-	-	777,935	-	-	-	777,971
Exercise of January 2021 Call Options	-	-	2,000,000	200	-	-	3,999,800	-	-	-	4,000,000
Issuance of Series A Convertible Preferred Shares and detachable February 2021 Warrants, net of costs	7,000	4,231,453	-	-	-	-	2,067,547	-	-	-	6,299,000

	Series A								Accumulated Other
	Convertible		Class A		Class B		Additional		Comprehensive	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Accumulated	(Loss)	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital (i)	Deficit	Income	Interest	Total
Beneficial conversion feature (“BCF”) of Series A Convertible Preferred Shares	-	(1,562,905)	-	-	-	-	1,562,905	-	-	-	-
Deemed dividend on Series A Convertible Preferred Shares in connection with BCF	-	1,562,905	-	-	-	-	(1,562,905)	-	-	-	-
Accrued dividends on Series A Convertible Preferred Shares	-	-	-	-	-	-	(195,000)	-	-	-	(195,000)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(500)	(302,247)	349,789	35	-	-	302,212	-	-	-	-
Issuance of Series B Convertible Preferred Shares and detachable December 2021 Warrants, net of costs	-	-	-	-	-	-	942,448	-	-	-	942,448
BCF of Series B Convertible Preferred Shares	-	-	-	-	-	-	1,613,080	-	-	-	1,613,080
Deemed dividend on Series B Convertible Preferred Shares in connection with BCF and accretion of discounts	-	-	-	-	-	-	(36,299)	-	-	-	(36,299)
Accrued dividends on Series B Convertible Preferred Shares	-	-	-	-	-	-	(16,000)	-	-	-	(16,000)
Acquisition of noncontrolling interest	-	-	-	-	-	-	(128,804)	-	-	88,804	(40,000)
Net Income (loss)	-	-	-	-	-	-	-	22,782	-	(849,479)	(826,697)
Other comprehensive loss	-	-	-	-	-	-	-	-	(40,064)	-	(40,064)
Balance at December 31, 2021	6,500	$3,929,206	29,677,969	$2,968	9,843,096	$984	$54,057,211	$(2,929,580)	$(57,532)	$(760,675)	$54,242,582
Effect of early adoption of ASU 2020-06	-	-	-	-	-	-	(1,590,676)	-	-	-	(1,590,676)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(6,500)	(3,929,206)	8,280,270	828	-	-	4,123,378	-	-	-	195,000
Deemed dividend on Series B Convertible Preferred Shares in connection with accretion of discounts	-	-	-	-	-	-	(187,353)	-	-	-	(187,353)
Conversion of Series B Convertible Preferred Shares and accrued dividends	-	-	5,158,472	516	-	-	3,016,284	-	-	-	3,016,800
Issuance of ordinary shares to nonemployees in connection with 2020 Share Incentive Plan	-	-	2,450,000	245	-	-	1,837,255	-	-	-	1,837,500
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	-	-	-	-	-	-	1,330,271	-	-	-	1,330,271
Conversion of May 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	3,194,885	319	-	-	1,074,569	-	-	-	1,074,888
Contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	1,713,775	1,713,775
Net loss	-	-	-	-	-	-	-	(31,563,283)	-	(2,411,158)	(33,974,441)
Other comprehensive loss	-	-	-	-	-	-	-	-	(245,681)	-	(245,681)
Balance at December 31, 2022	-	$-	48,761,596	$4,876	9,843,096	$984	$63,660,939	$(34,492,863)	$(303,213)	$(1,458,058)	$27,412,665

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1

(ii)	As a result of the restatement the reverse recapitalization has been reduced by the fair value of approximately $2.2 million of Public Warrants and Private Warrants as a liability as of June 16, 2020 that is discussed in Note 1

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
			(as restated)
Cash Flows from Operating Activities
Net loss	$(33,974,441)	$(826,697)	$(2,575,459)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense	1,300,550	381,800	3,656,800
Impairment of fixed assets	1,690,028	-
Change in fair value of warrant liabilities	(1,265,625)	470,804	(777,266)
Change in fair value of option liability	(554,710)	149,740	-
Change in fair value of embedded derivative liability	5,271	-	-
Amortization of right-of-use assets	662,416	-	-
Gain on sale of crypto currencies	-	(17,496)	-
Impairment on cryptocurrencies	293,619	-	-
Amortization of debt discounts	658,680	783,994	13,288
Depreciation	2,032,386	1,295,470	40,556
Deferred taxes	-	1,128	(451)
Gain on forgiveness of debt	-	(104,640)	-
(Increase) decrease in operating assets
Securities owned	4,796,322	(15,882,747)	162,579
Receivables from broker-dealers and clearing organizations	54,596,123	(79,849,184)	(6,404,232)
Prepaids, deposits and other assets	6,673,603	(7,028,192)	(6,080)
Intangible assets	(438,042)	-	-

Increase (decrease) in operating liabilities
Payables to customers	(12,130,733)	30,738,655	1,367,577
Payables to broker-dealers and clearing organizations	(28,138,296)	49,256,080	3,845,740
Accrued expenses and other payables	510,897	148,786	782,623
Lease liabilities	(658,600)	-	-
Net cash (used in) provided by operating activities	(3,940,552)	(20,482,499)	105,675

Cash Flows from Investing Activities
Purchases of fixed assets	-	(10,234,188)	-
Acquisition of Trademarks	-	-	(5,184)
Advance payments for assets acquisition	-	-	(5,950,000)
Investment in investment funds	-	(1,550,314)	-
Acquisition of noncontrolling interest	-	(40,000)	-
Short term loans receivable	(8,524,659)	(1,000,000)	(680,350)
Collection of short term loan	1,431,320	719,815	86,020
Net cash used in investing activities	(7,093,339)	(12,104,687)	(6,549,514)
Cash Flows from Financing Activities
Dividends paid	-	-	(385,901)
Cash acquired in the reverse recapitalization	-	-	2,476,198
Payments for reverse recapitalization and ordinary shares issuance costs	-	-	(1,908,591)
Proceeds from August 2020 PIPE, net of costs	-	-	2,021,951
Proceeds from the exercise of December 2020 warrants	-	27,400,000	-
Proceeds from the exercise of August 2020 PIPE Warrants	-	1,541,666	-
Proceeds from the exercise of January 2021 Call Options	-	4,000,000	-
Proceeds from issuance Series A Convertible Preferred Shares and detachable warrants, net of issuance costs	-	6,299,000	-
Proceeds from issuance of Series B Convertible Preferred Shares and detachable December 2021 Warrants, net of costs	-	3,742,000	-
Proceeds from issuance of ordinary shares to Yuntian	-	777,971	-
Proceeds from issuance of convertible debenture	8,095,000	-	1,540,000
Contribution from noncontrolling shareholder	1,713,775	-	-
Proceeds from Short-term borrowings	-	110,000	-
Repayment of Short-term borrowings	-	(292,240)	(1,124,448)
Repayment of Short-term borrowings from related party	-	-	(128,415)
Advances from director	-	-	1,616,565
Repayments to director	-	-	(1,467,043)
Net cash provided by financing activities	9,808,775	43,578,397	2,640,316

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	(123,760)	(33,833)	16,441

Net Change in Cash, Cash Equivalents, and Restricted Cash	(1,348,876)	10,957,378	(3,787,082)

Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	15,751,475	4,794,097	8,581,179
Cash, Cash Equivalents, and Restricted Cash - End of Year	$14,402,599	$15,751,475	$4,794,097

Noncash Investing and Financing Activities
Net liabilities acquired in the reverse recapitalization	$-	$-	$57,963
Increase in payables for ordinary shares issuance costs	$-	$-	$504,084
Transfer from other assets to intangible assets	$-	$-	$13,277
Decrease in accrued expenses for shares issued to prior D&O	$-	$-	$60,000
Convertible debenture debt discounts and issuance costs charged to equity	$-	$-	$659,782
Subscription receivable for the shares issued in August 2020 PIPE	$-	$-	$508,750
Transfer from other assets to intangible assets	$-	$8,000,000	$-
Decrease in receivable for fixed assets	$-	$534,564	$-
Value of January 2021 Call Options issued for service	$-	$1,909,000	$-
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	$-	$148	$-
Conversion of crypto currencies to USDT	$-	$17,496	$-
Effect of early adoption of ASU 2020-06	$1,590,676	$-	$-
Conversion of Debenture into ordinary shares	$444,888	$1,611,600	$-
Conversion of Series A Convertible Preferred Shares and accrued dividends	$4,124,206	$302,247	$-
Conversion of Series B Convertible Preferred Shares and accrued dividends	$3,016,800	$-	$-
Accrued dividends on Series A and Series B Convertible Preferred Shares	$-	$211,000	$-
Deemed dividend on Series A and Series B Convertible Preferred Shares	$187,353	$1,599,204	$-
Embedded derivative liabilities (make-whole interest feature)	$2,916,785	$-	$-
Share issuances in exchange for a decrease in embedded derivative liability	$630,000	$-	$-
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	$1,330,271	$-	$-
Lease liabilities arising from obtaining right-of-use assets	$1,878,836	$-	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,613,789	$841,847	$115,160
Cash paid for income taxes	$3,419	$54,667	$8,227

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services, total return swap trading services, and market maker trading services. As a result of the transaction described below, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represents one Class A ordinary share.

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

For the years ended December 31, 2022, 2021 and 2020, no trading customers accounted for more than 10% of its total revenue. For the years ended December 31, 2022, 2021, and 2020, one clearing broker accounted for 72%, 61%, and 73%, respectively, of the Group’s total commissions expense.

For the years ended December 31, 2022, 2021, and 2020, the Group placed 79% (13% of total revenue in 2022), 77% (2% of total revenue in 2021), and 77% (7% of total revenue in 2020), respectively, of its insurance brokerage sales with one insurance provider.

The Group commenced bitcoin mining operations in late May 2021 and voluntarily ceased the operation since October 2021 as a result of the hiked electricity cost as well as the change in the regulatory environment in the PRC.

In January 2022, the Group launched the non-fungible token, or NFT, business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of the NFT trading platform, namely the Lion NFT platform (f/k/a/ Meta World). The Group created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. The sales were conducted through an online auction or blind boxes direct sell on the Lion NFT platform.

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

COVID-19

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions worldwide. Governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. COVID-19 has also resulted in temporary closure of many corporate offices and factories around the world. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Since December 2021, there has been a recurrence of COVID-19 outbreaks in China and Hong Kong due to the Delta and Omicron variants. During the year of 2022, other countries in the world lifted COVID travel restrictions, while China sticked to its stringent COVID control and prevention measures, resulting in a series of regional lockdowns amid a sharp spike in COVID cases until they started to exit from zero COVID strategy in the last month of 2022. Like most companies, the Group’s various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly since the beginning of 2020, which was mainly attributable to economic and financial impact brought about by COVID-19 on the Group’s customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, customers’ concerns about future unpredictability also caused their trading activity to decline, impacting the Group’s CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, the Group’s futures and insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. At the end of 2022 and in the beginning of 2023, China was seeing COVID infections to surge rapidly as the border controls, travel and social restrictions were relaxed. Although the cases worldwide subdued, WHO has not declared an end to the COVID-19 pandemic yet. Given the uncertainties surrounding the duration of the outbreak, the Group cannot reasonably estimate the related financial impact to its future financial results. The Group continues to closely monitor the impact and navigate the significant challenges created by the COVID-19 pandemic. No impairments were recorded as of the consolidated balance sheet date, as the carrying amounts of the Group’s assets are expected to be recoverable.

Details of the Company’s subsidiaries as of December 31, 2022 are as follows:

Company name	Date of Incorporation or acquisition	Place of incorporation or establishment	Ownership interest	Principal activities
Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding

Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding

Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage

Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage

Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant

Lion Asset Management Limited (F/K/A Lion Capital Management Limited)	May 20, 2016	Hong Kong	100%	Asset management

BC Wealth Management Limited	October 14, 2014	Hong Kong	100%	Insurance brokerage

Lion Wealth Limited	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	May 2, 2017	Cayman Islands	100%	Broker dealer and market maker

Lion International Financial (Singapore) Pte. LTD.	July 26,2019	Singapore	100%	Dormant

Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant

Lion Fintech Group Limited	April 13, 2021	British Virgin Islands	100%	Investment holding

Royal Lion Investment Limited	April 13, 2021	Cayman Islands	70%	Investment holding

Royal Lion Middle East DMCC	April 13, 2021	Dubai	70%	Dormant

Lion NFT Limited	May 7, 2021	British Virgin Islands	90%	Investment and innovation in digital assets

Flying Lion Limited	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets

Lion Group (Hangzhou) Investment Limited	May 7, 2021	China	100%	Technology development, consulting, conference and exhibition services

Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding

Aquarius II Sponsor Ltd/	May 4, 2021	British Virgin Islands	51%	Investment holding

Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	51%	Special purpose acquisition company

Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	51%	Special purpose acquisition company

Lion Metaverse Limited	October 26, 2021	British Virgin Islands	50%	Technology development

Lion Multi-Series Fund SPC	December 3, 2021	Cayman Islands	100%	Assets management

Lion Silver Capital Limited	February 24, 2022	British Virgin Islands	51%	Assets management

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

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Group’s Cayman Island operations, Singapore dollars for Singapore entity, and the Hong Kong dollar for all other Group operations. The Group’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Group does not have any cash equivalents as of December 31, 2022 and 2021.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. The Group only has one bank account with U.S. bank subject to FDIC insurance and its balance was immaterial. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

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

Commissions receivable represent commissions due from trading activities and from insurance providers once referrals have been made and the transactions have been executed under the terms of the relevant insurance policy or subscription agreement. As of December 31, 2022 and 2021, commissions receivable amounted to $35,805 and $32,463, respectively, are included in the line item “prepaids, deposits and other” in the consolidated balance sheets.

Crypto Currencies

The following table presents the activities of the crypto currencies for the years ended December 31, 2022 and 2021:

BNB and WBNB
Crypto currencies at January 1, 2022	$-
Additions of crypto currencies(1)	438,042
Realized gain on sale of crypto currencies	-
Impairment of crypto currencies	(293,619)
Sale of crypto currencies	-
Crypto currencies at December 31, 2022(4)	$144,423

Bitcoins
Crypto currencies at January 1, 2021	$-
Additions of crypto currencies(2)	1,708,753
Realized gain on sale of crypto currencies	17,496
Impairment of crypto currencies(3)	-
Sale of crypto currencies	(1,726,249)
Crypto currencies at December 31, 2021(4)	$-

(1)	Binance Coin (“BNB”) and Wrapped BNB (“WBNB”) obtained from the sales of NFTs. The Group collected in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of NFTs. As of December 31, 2022, the Group recorded an impairment charge of approximately US$294,000.

(2)	Bitcoins obtained from the crypto currency mining activities.

(3)	The Group did not recognize impairment loss on crypto currencies during the year ended December 31, 2021 as the crypto currencies were converted to stable coins shortly after the consideration was received and all stable coins were liquidated before the year end.

(4)	The balance was included in the line item “other assets” in the consolidated balance sheet as of December 31, 2022 and 2021.

Crypto Currency Machines

Management has assessed the basis of depreciation of the Group’s crypto currency machines used to verify crypto currency transactions and generate crypto currencies and believes they should be depreciated over a 3-year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

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

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets. During the year ended December 31, 2022, the Company fully impaired and disposed of the mining equipment in an amount of approximately $1.7 million, resulting from the stumbled Bitcoin price and the change in the regulatory environment in the PRC.

Prepaids, deposits and other

Prepaids, deposits and other consists of prepaid services, insurance, stock-based compensations, commission receivable and others. Balances of prepaids, deposits and other were $2,534,684 and $8,741,735 as of December 31, 2022 and 2021, respectively.

NFT - Intangible assets

Due to the lack of physical substance, the Group considers MetaWords NFTs that the Group created meet the definition of intangible assets and would generally be accounted for under ASC 350 Intangibles — Goodwill and Other. The useful life is indefinite according to ASC 350-30-35-4. The Group understands that there is no clear guidance either authoritative or nonauthoritative on the accounting treatment of NFTs yet. In the cases in which the Group shall account for the initial recognition of NFTs on balance sheet, it considers the following applicable guidance:

ASC 350-30, General Intangibles Other Than Goodwill

ASC 985-20, Software to be sold, leased, or otherwise marketed

By analogy to the guidance above, capitalization of the costs commences on the establishment of technological feasibility (i.e. the completion of a working model) and ceases when the NFTs are made available for release to customers. Indefinite-lived intangible assets are not amortized. Instead, they are tested for impairment annually or upon a triggering event that indicates it is more likely than not that the asset is impaired. The impairment test under ASC 350 is a one-step test that compares the fair value of the intangible asset with its carrying value. If the fair value is less than the carrying value, an impairment is recorded. Once the intangible asset is impaired, the impairment loss is not reversed if the fair value subsequently increases.

As of December 31, 2022, the Group considers the value of the NFTs held on hand is immaterial to the consolidated financial statements taken as a whole. In accordance with the accounting policies mentioned above, the Group initially capitalized the costs of NFTs in intangible assets which primarily included the gas fees, the blockchain transaction fee paid to network validators for their services, in an aggregate of less than $1,000, and subsequently determined to fully impair. Gas fees were paid by BNB tokens and measured at the fair value of the tokens on the date paid. As a result, as of December 31, 2022, the carrying value of NFTs included in intangible assets was zero.

For NFTs held by users, the Group does not provide custody services either directly or indirectly, and neither it has control of these digital assets nor does it have any related liability. They are off-balance sheet in the Group’s financial statements.

Fixed Assets, Net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Equity Investments Without Readily Determinable Fair Values

In accordance with ASC 321 Investment—Equity Securities, for those equity investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

Other Assets

Other assets primarily comprised of long-term portion of the value of January 2021 Call Options issued for service (see Note 14 for detail).

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as the cash balances held on behalf of customers.

The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lent to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of December 31, 2022 and 2021, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

Commissions payable mainly represent amounts owed to referral sources of insurance brokerage business outside of the Group for transactions referred based on the terms of the underlying agreements. As of December 31, 2022 and 2021, commissions payable amounted to $47,359 and $26,801, respectively and are included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

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

On January 1, 2022, the Company early adopted Accounting Standards Update (“ASU”) ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06)”. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company early adopted ASU 2020-06 in the first interim period of 2022 using the modified retrospective method which resulted in a reclassification of the unamortized portion of the beneficial conversion feature from additional paid-in capital to Series B Preferred shares on the consolidated balance sheet.

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

Basic earnings (loss) per ordinary share is computed by dividing net income or loss available to ordinary shareholders by the weighted average number of ordinary shares issued and outstanding for the periods. For the years ended December 31, 2021 and 2020, the December 2020 Convertible Debenture (as discussed in Note 12) which was fully converted into the Company’s Class A ordinary shares, as represented by ADSs in the first half of 2021 and the December 2020 Series A Warrant (as discussed in Note 12) which was exercised into the Company’s Class A ordinary shares, as represented by ADSs in the first half of 2021, have the same dividend rights as the ordinary shares on an as-converted and as-exercised basis, and therefore qualify as participating securities for the period they were outstanding in accordance with ASC 260. The holders of Convertible Debenture and Series A Warrant do not have a contractual obligation to share in the Company’s losses, therefore participating securities are excluded from the calculation of loss per share for the years ended December 31, 2021 and 2020 in which there were losses available to ordinary shareholders.

In accordance with ASC 260-10-45, the 3,867,481 Class B of Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis). Since June 16, 2021, 50% of 1,933,740 Class B of Indemnity Escrow Shares was included in the computation of basic earnings (loss) per share and the remaining 50% was included starting from June 16, 2022.

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

For the years ended December 31, 2022, 2021 and 2020 (on a retroactively adjusted basis), the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

		Years Ended December 31,
		2022	2021	2020
SPAC Warrants	See Note 20	17,795,000	17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 14	729,167	1,500,000	1,500,000
December 2020 Convertible Debenture	See Note 12	—	800,000	800,000
December 2020 Warrants	See Note 12	—	13,700,000	13,700,000
January 2021 Call Options	See Note 14	4,000,000	6,000,000	—
Series A Convertible Preferred Shares	See Note 13	—	2,333,333	—
February 2021 Warrants	See Note 13	38,800,000	26,666,667	—
Series B Convertible Preferred Shares	See Note 13	—	3,615,584	—
December 2021 Warrants	See Note 13	2,285,715	2,285,715	—
August and December 2022 Convertible Debentures	See Note 12	5,200,000	—	—

Subsequently, an aggregate of approximately 4 million Class A ordinary shares were issued resulting from conversion of August 2022 Convertible Debenture.

Non-controlling Interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Income attributable to non-controlling interests’ holders is presented on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) as an allocation of the total income for the periods between non-controlling interests holders and the shareholders of the Group. Under ASC 810-10-15-10(a), Consolidation, all majority-owned subsidiaries (i.e., all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) must be consolidated unless control does not rest with the majority owner. The Group owns 50% of Lion Metaverse Limited (“LML”) and controls the board of directors. Therefore, the Group has a controlling financial interest in LML and LML is consolidated in the consolidated financial statements.

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

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

Leases

On January 1, 2022, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases.

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

Each lease liability is measured using the Group’s secured incremental borrowing rate. The Group’s leases have remaining terms of two to three years, and some of which include options to terminate the lease upon notice. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in occupancy expenses in the Group’s consolidated statements of comprehensive income.

Recent Accounting Pronouncements

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

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Years Ended December 31,
	2022	2021	2020

Insurance brokerage commissions	$455,394	$542,795	$959,299
Securities brokerage commissions	3,412,644	3,188,684	1,890,502
Market making commissions and fees	781,878	4,324,650	4,940,623
Sale of NFTs	438,041	-	-
Cryptocurrency mining	-	1,726,249	-
Total revenue from contracts with customers	$5,087,957	$9,782,378	$7,790,424

Hong Kong	3,868,038	5,457,728	2,777,831
Cayman Islands	1,219,919	4,324,650	5,012,593
	$5,087,957	$9,782,378	$7,790,424

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses)

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading gains/(losses) from proprietary TRS trading activities. Trading gains/(losses) is recorded on a trade date basis. The following table represents trading gain (loss) breakdown:

	For the Years Ended December 31,
	2022	2021	2020

CFD trading gains/(losses)	$(7,476,190)	$4,374,807	$1,883,958
TRS trading gains/(losses)	(3,913,422)	10,523,974	13,157
Other trading losses	(78,357)	(1,519,635)	(63,240)
Total	$(11,467,969)	$13,379,146	$1,833,875

The following table represents the effect of trading activities on the consolidated statements of operations and comprehensive income (loss):

	Trading Revenue
Type of Instrument	2022	2021	2020
Foreign Currency	$(310)	$1,454	$(1,443)
Stock Indices	(7,175,826)	4,879,459	1,438,798
Commodities	(300,054)	(506,106)	446,603
Equity	(3,991,779)	9,004,339	(50,083)
	$(11,467,969)	$13,379,146	$1,833,875

	Trading Revenue
Line Item in Consolidated Statements of Operations and Comprehensive Income (Loss)	2022	2021	2020
Trading gains (losses)	$(11,467,969)	$13,379,146	$1,833,875

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

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

NFT Sales

The Group determines revenue recognition generated in the Group’s NFT business through the following steps in accordance with ASC 606-10-05-4:

●	Step 1 - Identify the contract, or contracts, with the customer

A contract exists between the Group and platform user customers. When the users log in their accounts with the platform, users sign on the agreement which governs, among others, the purchase of digital assets. When the users submit the purchase order and sign the transaction in their digital wallet, they agree to enter the transaction and to pay the price listed. Collectability is probable because the transaction can only be completed when the available Wrapped Binance Coin or Binance Coin balance in their digital wallet is greater than the sale price.

●	Step 2 - Identify the performance obligations in the contract

There are two performance obligations including the transfer of MetaWords character NFTs and the transfer of a license of symbolic intellectual property (“IP”) associated with MetaWords to user customers. The Group considers itself the principal in the transfer of MetaWords character NFTs as it controls the MetaWords NFTs in advance of transferring to customers, and revenue is recognized on a gross basis.

●	Step 3 - Determine the transaction price

In exchange for transferring certain MetaWords NFTs to customers, the Group is entitled for a fixed number of WBNB/BNB tokens, net of the incentive consideration payable to customers which were noncash consideration that the Group measures at the fair value of the tokens on the date received and accounted for as a reduction of the transaction price in accordance with the guidance in ASC 606-10-32-25. Fair value of the WBNB/BNB tokens received is determined using the quoted price of the related cryptocurrency at the time of receipt, which is not materially different from the fair value at contract inception.

In exchange for a license of IP, the Group is entitled to consideration in the form of sales-based royalties (i.e. authorization fee and licensing fee when applicable), and recognizes revenue as the subsequent sales occur in accordance with ASC 606-10-55-65.

●	Step 4 - Allocate the transaction price to performance obligations in the contract; and

As a result of applying the sales- or usage-based royalty exception, the allocation of the transaction price in the sale of Company’s MetaWords NFTs by the Group is not necessary.

●	Step 5 - Recognize revenue when, or as, the Group satisfies performance obligations by transferring the promised good or services.

Revenue in exchange for transferring MetaWords NFTs is recognized for each sale at the point when the NFT transfers to the user customer’s digital wallet. Revenue in exchange for license of IP is recognized as the subsequent sales occur.

In addition, as the marketplace the Group earns revenue as transaction fee when NFTs are exchanged on the Group's platform. The Group considers itself the agent in the MetaWords Resale as it doesn’t control the MetaWords NFTs in advance of transferring to buyers, and revenue is recognized on a net basis as a specific percentage of the gross sale value. The revenue is recognized for each exchange when the NFT transfers to the buyer. The transaction fees abovementioned to such MetaWords Resale were de minimis as of December 31, 2022.

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

	December 31,
	2022	2021	2020

Cash	$11,159,610	$15,098,151	$3,426,467
Restricted Cash	3,242,989	653,324	1,367,630
Total cash and restricted cash presented in the consolidated statement of cash flows	$14,402,599	$15,751,475	$4,794,097

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

The significant assumptions which the Company used to value the options in the Monte-Carlo Simulation model are as below. There were no outstanding options as of December 31, 2022.

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

The significant assumptions which the Company used in the model are:

	December 31，
	2022	2021

Stock price	$0.715	$1.28
Exercise price	$11.5	$11.5
Expected term in years	2.46	3.46
Expected dividend yield	0%	0%
Volatility	96.42%	80.46%
Risk-free interest Rate	4.44%	1.22%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and 2021:

At December 31, 2022

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Fair value measurement:
Listed equity securities	$11,104,047	$-	-	$11,104,047
	$11,104,047	$-	$-	$11,104,047
Liabilities
Embedded derivative liabilities	$-	$(2,292,056)	$-	$(2,292,056)
Warrant liabilities	(460,000)	(215,000)	-	(675,000)
	$(460,000)	$(2,507,056)	$-	$(2,967,056)

At December 31, 2021

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Fair value measurement:
Listed equity securities	$15,900,369	$-	-	$15,900,369
NAV practical expedient:
Long term investment				1,550,314
	$15,900,369	$-	$-	$17,450,683

Liabilities
Option liabilities(1)	$-	$(554,710)	$-	$(554,710)
Warrant liabilities	(1,322,500)	(618,125)	-	(1,940,625)
	$(1,322,500)	$(1,172,835)	$-	$(2,495,335)

(1)	No collateral received or pledged for derivative contracts.

There were no transfers between level 1, level 2, and level 3 during either year.

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

At December 31, 2022

		Quoted Prices
		in Active	Significant	Significant
	Total	Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets
Cash and cash equivalents	$11,159,610	$11,159,610	$-	$-	$11,159,610
Bank balances held on behalf of customers	3,242,989	3,242,989	-	-	3,242,989
Receivables from broker-dealers and clearing organizations	33,342,254	-	33,342,254	-	33,342,254
Short-term loans receivable	7,126,021	7,126,021	-	-	7,126,021
Other receivables	534,437	-	534,437	-	534,437
	$55,405,311	$21,528,620	$33,876,691	$-	$55,405,311

Liabilities
Payables to customers	$23,829,192	$-	$23,829,192	$-	$23,829,192
Payables to broker-dealers and clearing organizations	24,963,524	-	24,963,524	-	24,963,524
Accrued expenses and other payables	1,923,305	-	1,923,305	-	1,923,305
Short-term borrowings	110,000	-	110,000	-	110,000
Lease liability - current	601,531	-	601,531	-	601,531
Lease liability - noncurrent	618,705	-	618,705	-	618,705
Due to director	146,671	-	146,671	-	146,671
	$52,192,928	$-	$52,192,928	$-	$52,192,928

At December 31, 2021

	Total Carrying	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets
Cash and cash equivalents	$15,098,151	$15,098,151	$-	$-	$15,098,151
Bank balances held on behalf of customers	653,324	653,324	-	-	653,324
Receivables from broker-dealers and clearing organizations	87,938,377	-	87,938,377	-	87,938,377
Other receivables	67,352	-	67,352	-	67,352
	$103,757,204	$15,751,475	$88,005,729	$-	$103,757,204

Liabilities
Payables to customers	$35,959,925	$-	$35,959,925	$-	$35,959,925
Payables to broker-dealers and clearing organizations	53,101,820	-	53,101,820	-	53,101,820
Accrued expenses and other payables	1,623,354	-	1,623,354	-	1,623,354
Short-term borrowings	110,000	-	110,000	-	110,000
Due to director	161,044	-	161,044	-	161,044
	$90,956,143	$-	$90,956,143	$-	$90,956,143

Note 6 — Short-term Loans Receivable

During the year ended December 31, 2022, the Group issued notes receivable in an aggregate of approximately $8,564,000 to two unrelated parties and received total repayments of approximately $1,499,000 including interest of $51,000. The notes were due in six months and accrue interest at a rate of 12% per annum.  As of December 31, 2022 and December 31, 2021, the aggregate outstanding balance of loan receivables above was approximately $7,126,000 and $-0-, respectively. During the year ended December 31, 2022, interest income earned on the notes were $500,759.

On April 6, 2023, the Group entered into an asset acquisition agreement with Hangzhou Lanlian Technology Co., Ltd. (“Lanlian”), to acquire various software systems for its trading service, which includes Real-time High Performance Risk Management System, Intelligent Dynamic Order Distribution System, and Margin-based Securities Trading System. The acquisition will close by March 31, 2024 upon which Lanlian will convey and deliver to the Group the software systems. The aggregate purchase price for the software systems was $7,850,000. On April 13, 2023, the Group entered into Deeds of Assignments with the unrelated borrowers discussed above and Lanlian. As a result, the Group assigned the outstanding loans receivable and accrued interest in an aggregate of approximate $7,766,000 to Lanlian as part of the payment for the purchase price. No gains or losses are recognized. The remaining purchase price will be settled upon the transfer of assets.

On April 28, 2021, the Group entered into loan agreement in the principal amount of $1,000,000 to one unrelated party. The loan is due on June 1, 2021 and accrue interest at a rate of 12% per annum. As of September 27, 2021, the Group received repayment of principal and accrued interest in the amount of approximately $492,000 and $5,000, respectively.

On September 7, 2021, the Group entered into an asset acquisition agreement with Lanlian, to acquire various software systems for TRS trading service. The acquisition was closed on September 27, 2021 upon which Lanlian conveyed and delivered to the Group the software systems. The aggregate purchase price for the software systems was $8,000,000. On September 27, 2021, the Group entered into Deeds of Assignment with the unrelated borrower discussed above and Lanlian. As a result, the Group assigned the outstanding loans receivable and accrued interest in an aggregate of approximate $508,000 and $26,000, respectively, to Lanlian without recourse as payment for the purchase price, and such notes were fully settled. No gains or losses are recognized. The remaining purchase price was paid in cash. For the year ended December 31, 2021, interest income earned on this note was approximately $31,000.

Note 7 — Long-term Investment

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

In accordance with ASC 820-10-35-59, investments in certain funds that do not have a readily determinable fair value may qualify for the use of the net asset value (NAV) per share as a practical expedient, if the net asset value per share of the investment is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date. This practical expedient can be applied on an investment-by-investment basis, and it is an accounting policy election and should be applied consistently from period to period, unless a change is preferable. In addition, ASC 321 offers a measurement alternative for equity investments without readily determinable fair values and allows some entities to elect to record these investments at cost, less impairment, adjusted for subsequent price changes in orderly transactions for identical or similar investment of the same issuer. An entity elects the measurement alternative on an investment by investment basis. Once elected, it should be applied to an investment consistently as long as the investment meets the qualifying criteria.

In 2021, Group classified the investment to long term investment and elected to use the NAV per share as a practical expedient. As of December 31, 2022, the Group reassessed that such investment did not qualify for practical expedient anymore and elected to use ASC 321 measurement alternative. For the year ended December 31, 2022 and 2021, no gain or loss related to the long term investment was recognized.

Note 8 — Fixed Assets, Net

Fixed assets consisted of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Mining Machines	$2,585,119	$2,584,071
Software	16,000,000	16,000,000
Leasehold improvement	38,329	38,329
Office and equipment	305,651	305,651
Total cost of fixed assets	18,929,099	18,928,051
Less: accumulated depreciation	(3,452,727)	(1,420,309)
Less: impairment of mining machines	(1,690,028)	-
Fixed assets, net	$13,786,344	$17,507,742

On April 19, 2021, Lion Wealth Limited (the “Transferee”), a wholly-owned subsidiary of the Group, entered into an antminer transfer and maintenance agreement (the “Antminer Transfer and Maintenance Agreement”) with Shanghai ITHELP Network Technology Co., Ltd, (the “Transferor”), in a single transaction, to acquire the Bitmain Antminers S9 Hydro computer model equipment from the Transferor and the maintenance of the mining machines by Shanghai Minebaba Network Technology Co., Ltd (“Minebaba”). The acquisition was closed in May 2021, upon onsite inspection and acceptance and payment, with the Transferee acquiring five thousand brand new units of mining machines. The aggregate purchase price for the mining machines was approximately RMB 17 million (approximately $2.6 million), including the transportation and installation costs. The annual maintenance costs payable to the Minebaba are expected to be $0.2 million. In accordance with the Antminer Transfer and Maintenance Agreement, Minebaba shall operate and maintain the mining machines for three years. The Group may terminate Minebaba’s operation and maintenance with a written notice of 30 days prior to the termination without penalty. For the year ended December 31, 2021, the depreciation expense of the mining machines during the operation period in the amount of $378,554 and after ceasing the operation in the amount of $147,248 was included in the line item “cost of crypto mining” and “depreciation”, respectively, in the consolidated statements of operations. No such expense during the year ended December 31, 2022.

Depreciation expense, including depreciation expense of the mining machines during the operation was $2,032,386, and $1,295,470 for the years ended December 31, 2022 and 2021, respectively, and are included in operating expenses.

The Group recorded $1,690,028 and $-0- impairment charges related to mining machines for the years ended December 31, 2022 and 2021, respectively.

Note 9 — Short-term Borrowings

As of December 31, 2022 and 2021, total short-term borrowings outstanding was $110,000 representing a loan owed to a minority shareholder.

In October 2021, Lion Wealth Management Limited (“LWML”) and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited to develop the Group’s newly launched Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. LWML agreed to loan LML for its operation and evidence by the loan agreements. As of December 31, 2022 and 2021, total loan lent to LML is RMB 32,600,000 (approximately US $4,682,000) and RMB 15,000,000 (approximately US $2,325,000), respectively. The loan amount has been eliminated upon consolidation.

Note 10 — Derivatives

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

The contractual amounts related to CFDs reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and option contracts is limited to the unrealized fair value gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Group’s open derivative positions at December 31, 2022 were derivative assets of $54 for CFDs. The Group’s open derivative positions at December 31, 2021 were derivative liabilities of $554,710 for OTC option contracts and derivative assets of $64 for CFDs .

A summary of the Group’s open positions at December 31, 2022 is as follows:

Description	Fair Value of Asset	Fair Value of Liability	Net Amount
Stock Indices CFDs	54	-	54
	$54	$-	$54

A summary of the Group’s open positions at December 31, 2021 is as follows:

Description	Fair Value of Asset		Fair Value of Liability	Net Amount
Stock Indices OTC option contracts	$		$554,710	$554,710
Foreign Currency CFDs		4	-	4
Stock Indices CFDs		60	-	60
		$64	$554,710	$554,774

The Group elects the alternative disclosure for gains and losses on derivative instrument included in its trading activities, and discloses gains and losses on its trading activities (including both derivative instruments and nonderivative instruments) separately by major type of items as required by ASC 815-10-50-4F, see Note 2 above.

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

Note 11 — Related Parties

During the year ended December 31, 2022, no advances were received or repaid from/to the individual shareholder. Due to director in an amount of approximately $147,000 and $161,000 was included in the consolidated balance sheets as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, LML recorded payable to DAWA for research and development expenses in the amount of approximately $838,000 and $119,000, respectively. The amount was included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Note 12 – Convertible Debentures

	December 31,
Convertible Debentures	2022	2021
December 2020 Convertible Debenture	$-	$-
May 2022 Convertible Debenture	-	-
August 2022 Convertible Debenture	2,238,897	-
December 2022 Convertible Debenture	1,822,838	-
	$4,061,735	$-

December 2020 Convertible Debenture and Warrants

On December 14, 2020, the Company completed a private placement with net proceeds of $1,540,000 in exchange for the issuance of i) a 9% senior secured convertible debenture (the “2020 Convertible Debenture” or “Debenture”) in the principal amount of $1,600,000, which is convertible up to 800,000 ADSs at $2.00 per ADS at any time, matures 30 months from the date of issuance and accrues interest at 9% per annum payable quarterly in cash or, in lieu of cash payment, in the Company’s ADSs, subject to adjustment and certain customary equity conditions; ii) a 2-year warrant (“Series B Warrant”) to purchase 5,000,000 ADS at an exercise price of $2.00 per ADS; iii) a warrant to purchase 1,200,000 ADS (“Series A Warrant”) until December 14, 2027 at an exercise price of $2.45 per ADS; and iv) a 7-year warrant to purchase 7,500,000 ADS (“Series C Warrant”, together with Series A Warrant and Series B Warrant, the “December 2020 Warrants”) at an exercise price of $2.45 per ADS. The exercisability of Series C Warrant shall vest ratably from time to time in proportion to the exercise of the Series B Warrant by the holder. Further, for each $1 million of subscription amount under the 2020 Convertible Debenture and the Series B Warrant, the purchaser shall receive a certificate representing 50,000 ADSs (or such lesser number on a ratable basis if the subscription amount is less than $1 million). Both the Debenture and the December 2020 Warrants include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion or exercise.

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

On January 29, 2021, the Debenture along with accrued interest of $11,600 was fully converted into 889,667 Class A ordinary shares, as represented by ADSs. The Company recognized interest expense of approximately $796,000 and $20,000 for the years ended December 31, 2021 and 2020, respectively, including interest relating to contractual interest obligation approximately of $12,000 and $7,000, respectively and amortization of the debt discounts and debt issuance cost approximately of $784,000 and $13,000, respectively. As a result of discounts amortization, the Debenture was in the carrying value of zero and approximately $816,000 as of December 31, 2020. As of December 31, 2022 and 2021, there was no such Debenture outstanding.

As a result of January 2021 Call Options as discussed in Note 13, exercise price of Series A and Series C Warrants was adjusted from $2.45 to $2.00. In accordance with ASC 260-10-25-1, Earnings per Share-Overview-Recognition, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $743,500, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

During the year ended December 31, 2021, as a result of full exercise of December 2020 Warrants, the Company received the proceeds of $27.4 million in exchange for the issuance of 14,200,000 Class A ordinary shares, as represented by ADSs.

May 2022 Convertible Debenture

On May 17, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $1,955,000 in consideration of the issuance of Convertible Debenture (the “May 2022 Debenture”) in the principal amount of $2,100,000. The Debenture matures on November 17, 2024, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price is the lesser of $1.00 or 85% of the lowest trade price in the last ten (10) trading days immediately prior to conversion , in no event that the conversion price shall be lower than $0.75, subject to adjustment, per ADS. Interest is payable quarterly. Upon the conversion of all of this Debenture prior to the maturity date, the Holder shall be entitled to receive all interest which would have accrued on the principal amount being converted after the date of such conversion, in any combination of cash or ADSs at the Company’s election (the “Interest Make-Whole”).

The Debenture and include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion. As part of consideration of entering into the Securities Purchase Agreement, the Company agreed to extend the February 2021 and December 2021 Warrants termination dates as follows: (i) the termination date for the Series D American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; (ii) the termination date for the Series E American Depositary Shares Purchase Warrant shall be extended to February 18, 2025; (iii) the termination date for the Series F American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; and (iv) the termination date for the Series G American Depositary Shares Purchase Warrant shall be extended to December 13, 2028. Pursuant to the adoption of ASU 2021-04, the Company considered the guidance in in ASC 815-40-35-16 through ASC 815-40-35-18 regarding the modification or exchange of a freestanding equity-classified written call option, and recognized the incremental fair value of the warrants aforementioned as a debt discount or debt issuance cost in accordance with paragraph 815-40-35-17(b), in an amount of $1,330,000. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $0.24, $0.09 and $0.29 per share, respectively by using Binomial Option Pricing Model with an expected term of 3.75, 0.75 and 4.57 years, respectively, a stock price of $1.07 per share, volatility of 58.23%, 91.63%, 57.98%, respectively, a risk free rate of 2.97%, 3.16% and 2.96%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $0.35, $0.18 and $0.43 per share, respectively by using Binomial Option Pricing Model with an expected term of 5.75, 2.75 and 6.57 years, respectively, a stock price of $1.05 per share, volatility of 57.82%, 61.03% and 61.21%, respectively, a risk free rate of 2.96%, 2.97% and 2.97%, respectively, and an expected dividend yield of 0%.

The Company early adopted ASU 2020-06 on January 1, 2022. In accordance with ASC 815-15-25-1, the Interest Make-Whole feature is an embedded derivative that should be bifurcated and accounted for separately. As a result, the Company recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $625,000 which equals to the present value of the stated interest cash flows on the Consolidated Balance Sheets, with any changes in its fair value recognized in the earnings during period, and recorded the Debenture carried at the value of approximately $1,330,000 representing the difference between the proceeds received of $1,955,000 (net of debt original issue discount of $145,000) and the fair value of the derivative. Further, the Company charged the debt issuance cost of $1,330,000 against the proceeds.

Debt discount and debt issuance costs are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense of approximately $445,000 for the year ended December 31, 2022, resulting from the amortization of the debt discounts. During the year ended December 31, 2022, the May 2022 Convertible Debenture along with the Make-Whole interest of $630,000 were fully converted into an aggregate of 3,194,885 Class A ordinary shares. As of December 31, 2022, there was no such Debenture outstanding.

August 2022 and December 2022 Convertible Debentures

On August 9, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund II, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $3,300,000 on August 10, 2022 (the “First Closing’) in consideration of the issuance of Convertible Debenture (the “August 2022 Debenture”) in the principal amount of $3,500,000.

The Company also granted the Purchaser the right to purchase an additional $25 million of Debentures within 24-month anniversary of the First Closing Date (the “Subsequent Closings’), pursuant to which the Company received net proceeds of $2,840,000 on December 7, 2022 (the “Second Closing’) in consideration of the issuance of Convertible Debenture (the “December 2022 Debenture”) in the principal amount of $3,000,000.

August and December 2022 Convertible Debentures have the same terms as the May 2022 Convertible Debenture, except that they mature at the 36-month anniversary on August 10, 2025 and December 7, 2025, respectively. Upon issuance, the Company recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $1,241,000 and $1,051,000 on the Consolidated Balance Sheets for August and December 2022 Convertible Debentures, respectively, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and recorded the Debentures carried at the value of approximately $2,059,000 and $1,789,000 for August and December 2022 Convertible Debentures, respectively, representing the difference between the proceeds received and the fair value of the derivative.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $214,000 for the year ended December 31, 2022, resulting from the amortization of the debt discounts.

Embedded Derivative Liability

In connection with the issuance of May 2022, August 2022 and December 2022 Convertible Debentures as discussed above, the Company separately measured their embedded Interest Make-Whole feature at its fair value, with changes in fair value recognized in earnings. The following represents a summary of all outstanding embedded derivatives in convertible debentures at period end.

	December 31,
Embedded Derivative Liability bifurcated from:	2022	2021
May 2022 Convertible Debenture	$-	$-
August 2022 Convertible Debenture	1,241,261	-
December 2022 Convertible Debenture	1,050,795	-
	$2,292,056	$-

Note 13 — Convertible Preferred Shares and Attached Warrants

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

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company allocated the net proceeds to Series A Convertible Preferred Shares, the detachable Series D, E and F February 2021 Warrants on their relative fair value basis, in the amount of approximately $1,563,000, $560,000, $1,588,000 and $2,669,000, respectively. For the holder of the Series A Convertible Preferred Shares, conversion price results in BCF that is separated as an equity component and assigned a value of approximately $1,563,000 as a prefer stock discount. Such discount is amortized all at once upon issuance date and the amortization is treated as a deemed dividend for the year ended December 31, 2021.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $81,000 were charged to additional paid in capital.

The Series A Convertible Preferred Shares are recognized initially at fair value, net of discounts including original issue discount of $620,000 and allocation of proceeds to the detachable Series D and Series E Warrants of $2,149,000, in an amount of approximately $4,231,000 on the date of issuance. As the vesting of Series F Warrants is contingent upon the exercise of Series E Warrants, preferred stock discounts related to allocation of proceeds to Series F Warrants will be deferred and recognized until Series F Warrants are vested on a proportional basis. Each of the February 2021 securities contain down round features which would reduce the respective conversion price or exercise prices to the effective price at which any future securities are sold. In consideration of the transaction entered into in December 2021 below, the investor agrees to waive the full ratchet anti-dilution provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Shares is adjusted to the lower of $1.75 or 90% of the lowest daily Volume-Weighted Average Price in the last 10 trading days prior to conversion, in no event that the conversion price shall be lower than $0.75, as amended; (ii) the exercise price of the Series D Warrants is adjusted to $2.50; (iii) the exercise price of the Series E Warrants is adjusted to $2.00; and (iv) the exercise price of the Series F Warrants is adjusted to $2.50. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 Warrants in an aggregate of $5.3 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

During the year ended December 31, 2021, 500 Series A Preferred Shares along with accrued dividend of $14,000 were converted into an aggregate of 349,789 Class A ordinary shares, as represented by ADSs. 6,500 Series A Preferred Shares remained outstanding as of December 31, 2021 in the carrying value of $3,929,000.

During the year ended December 31, 2022, the remaining 6,500 Series A Preferred Shares along with accrued dividend of $325,000 were fully converted into an aggregate of 8,280,270 Class A ordinary shares.

As a result of early adoption of ASU 2020-06 on January 1, 2022 using the modified retrospective method, no cumulative effect was recognized with regards to Series A Preferred Shares. The Company recognized cumulative dividend of approximately $130,000 and $209,000 for the years ended December 31, 2022 and 2021, respectively.

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

The Series B Convertible Preferred Shares are recognized initially at fair value, net of debt discounts including original issue discount of $50,000 and allocation of proceeds to the detachable Series G Warrants of $950,000 and to the BCF of $1,613,000, in an amount of approximately $1,186,000 on the date of issuance. Such discounts are accreted over the period from the date of issuance to the date of the earliest redemption and the accretion is treated as a deemed dividend. For the year ended December 31, 2021, the accretion was recognized as a deemed dividend to preferred stockholders in the amount of approximately $36,000, resulting in the carrying amount accreted to approximately $1,222,000 as of December 31, 2021.

As a result of early adoption of ASU 2020-06 on January 1, 2022 using the modified retrospective method, a reclassification of the unamortized portion of the BCF in the amount of $1,591,000 from additional paid-in capital to Series B Preferred shares on the consolidated balance sheets. For the year ended December 31, 2022, the 4,000 Series B Preferred Shares along with accrued dividend of $294,000 were fully converted into an aggregate of 5,158,472 Class A ordinary shares, as represented by ADSs, and the accretion was recognized as a deemed dividend to preferred stockholders in the amount of approximately $187,000 prior to conversions.

The Company recognized cumulative dividend of approximately $278,000 and $16,000 for the years ended December 31, 2022 and 2021, respectively.

Note 14 — Stockholders’ Equity

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

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022 and January 13, 2023, the Company held General Meetings of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share, and from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share, respectively.

A total of 1,486,504 and 2,450,000 Class A ordinary shares, represented by ADSs were issued in March 2021 and March 2022, respectively, in connection with 2020 Share Incentive Plan (as discussed in Note 15).

As of December 31, 2022 and 2021, there was an aggregate of 48,761,596 and 29,677,969 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 9,843,096 Class B ordinary shares issued and outstanding each. Due to the failure in meeting the Net Income Targets for the years ended December 31, 2022 and 2021, the Earnout Escrow Shares were to be forfeited.

As of December 31, 2022 and 2021, there was an aggregate of nil and 6,500 Series A preferred shares issued and outstanding, and an aggregate of nil and 4,000 Series B preferred shares issued and outstanding, respectively.

August 2020 Private Placement

On August 1, 2020, the Company entered into a securities purchase agreement (as amended on September 29, 2020, and later amended and restated on October 19, 2020) with three investors (collectively, the “Investors”). Two tranches of transactions contemplated under the agreement were closed on August 3 and November 13, 2020, respectively. As a result, an aggregate of 1,500,000 ADSs and 1,500,000 warrants to purchase an aggregate of 1,500,000 of the Company’s ADS at US$3.00 per ADS (the “August 2020 PIPE Warrants”) were issued at US$2.00 per ADS for an aggregate purchase price of US$3 million, and an aggregate of 150,000 ADSs were issued as origination fee. Issuance costs of approximately $469,000 were recorded as a charge to additional paid-in capital, including legal and accounting fees. In accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, warrants are classified within stockholders’ equity as “additional paid in capital” upon their issuance. The proceeds were allocated to ordinary shares and private investment in public equity warrants (“PIPE Warrants”) on the relative fair value of the securities in accordance with ASC 470-20-30. In aggregate, the net proceeds to the Company were approximately $2,531,000 classified within stockholders’ equity, including a subscription receivable of $508,750 classified in the other receivables in the consolidated balance sheets as of December 31, 2020 which was received in January 2021.

Such warrants shall be exercisable for a period of three years from the issuance date. Exercise price is subject to adjustments in case of reorganization, consolidation, merger etc. and in case of stock purchase rights in the subsequent two-year period at a price per share less than the exercise price as stated in the securities purchase agreement.

The exercise price of PIPE Warrants was adjusted to $2.00 per share as a result of January 2021 Call Options as discussed below, and adjusted a second time to $1.75 per share as a result of December 2021 Series B Convertible Preferred Shares. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $278,000 and $16,000, respectively, and the effect was treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

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

For the years ended December 31, 2022 and 2021, an aggregate of $382,000 each was recognized in expenses included in the consolidated statements of operations for the service provided. For the year ended December 31, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options. As of December 31, 2022, an aggregate of 4 million Call Options are outstanding, among which 2 million are vested and exercisable and the remaining 2 million are nonvested.

Note 15 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). Generally, each option will have an exercise price determined by the administrator and set forth in the award agreements which may be a fixed or variable price related to the fair market value of the Company’s ordinary shares and a contractual term up to ten years. The administrator is authorized to grant deferred shares to any eligible individual. The number of shares of deferred shares shall be determined by the administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the administrator. As of December 31, 2022, a total of 3,936,504 shares had been granted under the 2020 Plan and 695,945 shares remained available for future awards.

On December 1, 2020, 1,486,504 deferred shares were granted to certain employees, non-employee directors and consultants for their services during the year ended December 31, 2020. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at the closing price of $2.46 on the grant date in an aggregate of $3,656,800 and the stock-based compensation expenses were as follows for the year ended December 31, 2020.

On March 3, 2022, 2,450,000 deferred shares were granted to certain non-employee consultants for their services for the years of 2022 and 2023. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at the closing price of $0.75 on the grant date in an aggregate of $1,837,500. The stock-based compensation expenses are recognized over the requisite service period which were as follows for the year ended December 31, 2022.

The following table provides the details of the total share-based payments under 2020 Plan during the year ended December 31, 2022, 2021, and 2020.

	For the Years Ended December 31,
	2022	2021	2020
Compensation and benefits	$-	$-	$934,800
Communication and technology	225,000	-	335,000
Marketing	206,250	-	363,000
Services fees	-	-	294,000
Professional fees	243,750	-	228,000
General and administrative	243,750	-	1,502,000
Total	$918,750	$-	$3,656,800

As of December 31, 2022, approximately $1 million of total unrecognized compensation expense related to future services is expected to be recognized over a period of approximately one year.

Note 16 — Income Taxes

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Years Ended December 31,
	2022	2021	2020
Current	$3,419	$53,239	$1,767
Deferred	-	1,128	(451)
	$3,419	$54,367	$1,316

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Years Ended December 31,
	2022	2021	2020
Income tax expense (benefit) at applicable statutory rate (1)	$(5,199,883)	$3,085	$(348,782)
Nondeductible expenses	328,511	(398,706)	-
Impact of foreign tax rate differential (2)	3,117,801	(1,208,726)	(214,313)
Current year change in valuation allowance	1,804,389	1,606,803	558,859
Other	(47,399)	(1,328)	5,552
Prior year examination adjustment	-	53,239	-
Reported income taxes	$3,419	$54,367	$1,316

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	December 31,
	2022	2021
Deferred tax asset
Net operating loss carryforwards	$4,952,445	$2,987,597
Less: Valuation allowance	(4,952,445)	(2,987,597)

Net deferred tax asset	$-	$-

Deferred tax liability
Accrued employee benefits
Fixed assets	-

Deferred tax liability, net	$-	$-

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 17 —Lease

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. As of December 31, 2022, the weighted-average remaining lease term on these leases is approximately 2.07 years and the weighted-average discount rate used to measure the lease liabilities was approximately 2.87%. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants. Cash paid for amounts included in the measurement of operating lease liabilities was $561,000 for the year ended December 31, 2022.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

As at
December 31, 2022
Operating lease right-of-use assets	$1,160,563
Operating lease liabilities	$1,220,236

The following table presents operating lease cost reported in occupancy expenses on the consolidated statements of comprehensive (loss)/income related to the Group’s leases:

Year ended
December 31, 2022
Operating lease cost	$699,909

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2022 to the present value of its operating lease payments:

Year ended December 31,
2023	$623,744
2024	541,866
2025	80,964
Thereafter	-
Total undiscounted operating lease payments	1,246,574
Less: imputed interest	(26,338)
Present value of operating lease liabilities	$1,220,236

The Group’s minimum annual lease commitments as of December 31, 2022, in accordance with ASC Topic 840, were as follows:

Year ended December 31,

2023	$552,437
2024	479,076
2025	74,725
2026	5,660
Thereafter	-
$1,111,898

Note 18 — Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission, the Insurance Authority (Hong Kong), Monetary Authority of Singapore, and the Cayman Islands Monetary Authority (CIMA) that the Company’s subsidiaries were required to maintain as of December 31, 2022 and the actual amounts of capital that were maintained.

Entity Name	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of requirement Maintained
Lion International Securities Group Limited	$384,892	$1,152,970	$768,078	300%
Lion Futures Limited	384,892	1,407,515	1,022,623	366%
Lion Asset Management Limited	12,830	73,835	61,005	575%
BC Wealth Management Limited	38,489	307,610	269,121	799%
Lion International Financial (Singapore) Pte. Ltd.	744,313	856,642	112,329	115%
Lion Broker Limited (Cayman)	4,259,858	13,572,706	9,312,849	319%
Total	$5,825,274	$17,371,279	$11,546,005	298%

Note 19 — Segment Reporting

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

The Group has three primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; and (4) others. The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group also generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) sale of NFT and development NFT platform and Metaverse games; (4) cryptocurrency mining; and (5) executive management functions and corporate overhead.

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2022
Revenues (Losses)	$3,284,729	$(6,694,312)	$(595,871)	$1,522,954	$(2,482,500)

Commissions and fees	2,297,341	7,863	664,435	229,295	3,198,934
Compensation and benefits	953,213	-	-	2,667,293	3,620,506
Occupancy	-	3,600	3,600	819,054	826,254
Communication and technology	459,263	340,408	340,408	2,252,715	3,392,794
General and administrative	101,143	57,372	57,372	1,012,685	1,228,572
Crypto currencies	-	-	-	-	-
Professional fees	17,496	106,533	106,533	3,486,277	3,716,839
Research and development	-	-	-	4,693,995	4,693,995
Service fees	-	470,791	951,857	534,137	1,956,785
Interest	-	-	1,675,946	658,652	2,334,598
Depreciation	539	800,000	800,000	431,847	2,032,386
Marketing	3,185	54,000	54,000	3,632,382	3,743,567
Payment service charge	-	(78,562)	66,155	-	(12,407)
Change in fair value of warrant liabilities	-	-	-	(1,260,354)	(1,260,354)
Impairment of fixed assets	-	-	-	1,690,028	1,690,028
Impairment of cryptocurrencies	-	-	-	293,619	293,619
Other operating expenses	6,499	-	-	25,907	32,406

	3,838,679	1,762,005	4,720,306	21,167,532	31,488,522

Loss from operations	$(553,950)	$(8,456,317)	$(5,316,177)	$(19,644,578)	$(33,971,022)

Total segment assets	$11,388,786	$13,468,277	$43,725,609	$18,051,712	$86,634,384

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2021
Revenue	$2,800,543	$8,700,009	$13,182,716	$309,444	$24,992,712

Commissions and fees	2,037,619	63,654	1,031,416	185,003	3,317,692
Compensation and benefits	1,083,943	-	-	2,985,260	4,069,203
Occupancy	-	3,900	3,900	771,081	778,881
Communication and technology	437,629	418,227	698,262	375,863	1,929,981
General and administrative	89,040	393,005	78,616	1,455,921	2,016,582
Crypto currencies	-	-	-	1,163,846	1,163,846
Professional fees	14,281	136,755	136,755	3,549,026	3,836,817
Research and development	-	-	-	1,205,040	1,205,040
Service fees	-	449,765	2,730,596	394,218	3,574,579
Interest	-	-	804,621	803,479	1,608,100
Depreciation	2,027	640,326	93,007	181,556	916,916
Marketing	2,171	70,000	-	841,504	913,675
Payment service charge	-	(274,616)	93,367	-	(181,249)
Change in fair value of warrant liabilities	-	-	-	470,804	470,804
Other operating expenses	1,224	79,934	-	63,017	144,175

	3,667,934	1,980,950	5,670,540	14,445,618	25,765,042

Income (loss) from operations	$(867,391)	$6,719,059	$7,512,176	$(14,136,174)	$(772,330)

Total segment assets	$4,097,364	$12,028,984	$112,623,891	$20,166,592	$148,916,831

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2020
Revenue	$2,029,669	$6,810,520	$223,927	$1,166,019	$10,230,135

Commissions and fees	1,316,800	70,124	45,719	413,351	1,845,994
Compensation and benefits	1,110,192	-		2,692,601	3,802,793
Occupancy	-	3,300	3,300	676,560	683,160
Communication and technology	455,323	409,961	233,669	355,097	1,454,050
General and administrative	55,028	225,067	18,105	1,966,118	2,264,318
Professional fees	26,690	108,175	170,544	1,260,425	1,565,834
Service fees	-	300,990	13,352	519,522	833,864
Interest	-	-	52,240	130,917	183,157
Depreciation	13,000	(26,403)	26,403	27,556	40,556
Marketing	222	166,013	-	485,089	651,324
Payment service charge	-	245,030	-	-	245,030
Change in fair value of warrant liabilities	-	-	-	(777,266)	(777,266)
Other operating expenses	-	-	-	11,464	11,464

	2,977,255	1,502,257	563,332	7,761,434	12,804,278

Income (loss) from operations	$(947,586)	$5,308,263	$(339,405)	$(6,595,415)	$(2,574,143)

Total segment assets	$4,624,325	$11,558,061	$3,078,078	$3,645,605	$22,906,069

Note 20 — SPAC Warrants

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

Subsequent to the closing, 11,500,000 Public Warrants and 5,375,000 Private Warrants remained outstanding through December 31, 2022. The Company evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability.

Accordingly, due to the restatement, the Public and Private Warrants are now classified as a liability at fair value on the Company’s consolidated balance sheets at each period end, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a Black-Sholes-Merton pricing model as described in Note 5 to the consolidated financial statements. The changes in the fair value of the warrants may be material to our future operating results.

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

Subsequent to the Closing, 920,000 Underwriters’ Warrants remained outstanding through December 31, 2022. The Company evaluated the Underwriters’ Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they meet the criteria to be classified in stockholders’ equity as additional paid in capital.

Note 21 — Subsequent Events

Nasdaq Letter

The Group received a notice dated February 10, 2023, from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Group that the minimum bid price per ADS was below $1.00 for a period of 30 consecutive business days and that the Group did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of the Group's ADSs, and the ADSs will continue to trade uninterrupted under the symbol “LGHL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until August 9, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Group a written confirmation of compliance and the matter will be closed.