Form 20-F
period 2023-12-31
Lion Group Holding Ltd
filed 2024-04-30
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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
Singapore 048693

+65 8877 3871

wilson.wang@liongrouphl.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares represented by American Depositary Shares (“ADSs”)*	LGHL	Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share**	N/A	Nasdaq Capital Market
Warrants, each warrant exercisable for one Class A Ordinary Share in the form of ADSs at a price of $11.50 per share or $575.00 per ADS	LGHLW	Nasdaq Capital Market

*	Effective from July 13, 2023, the ratio of ADSs representing the Class A ordinary shares changed from one (1) ADS representing one (1) Class A ordinary shares to one (1) ADS representing fifty (50) Class A ordinary shares.

**	Not for trading, but only in connection with the listing on The Nasdaq Capital Market of our American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 203,093,850 ordinary shares outstanding, being the sum of 179,250,754 Class A Ordinary Shares and 23,843,096 Class B Ordinary Shares.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.81 to US $1.00, buying rate at closing in effect as of December 31, 2023.

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

v

PART I.

Lion Group Holding Ltd. is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong, Singapore, the Cayman Islands, and the United States, and our apps are available to download in the app stores of China and most of our users are PRC citizens. As such, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our ADSs to significantly decline or be worthless.

Currently, we are not aware there are any material restrictions on foreign exchange, the ability to transfer cash between our entities, or the ability to distribute earnings to investors outside of China. Further, we are aware that, the Chinese government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using entity variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the Company’s business operations in China, the ability to accept foreign investments and list on an U.S. or other foreign exchange. We do not have any VIE agreements with our subsidiaries, instead, we hold equity interests in our subsidiaries. As of the date of this annual report, we do not have a subsidiary incorporated in mainland China. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For a detailed description of the risks related to doing business in the PRC and our securities, see “Risks Related to Doing Business in Jurisdictions We Operate” and “Risks Related to our ADSs and our Securities” in the Risk Factors section.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which have come into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which have come into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China. Based on our management’s assessment, we do not believe we will be subject to the filing and reporting requirement under the Overseas Listing Regulations since our business activities and management team do not meet either of the conditions. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

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

Risks Associated with the Holding Foreign Companies Accountable Act.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into U.S. law on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, and (ii) Hong Kong.

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

Neither UHY LLP nor HTL International, LLC is included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect UHY LLP or HTL International, LLC (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict UHY LLP or HTL International, LLC (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our securities in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether UHY LLP, HTL International, LLC, or another firm) at such future time.

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

How Cash is Transferred through Our Organization

We were incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through equity and debt financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands.

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

The following are the aggregate transfers from the Company to its subsidiaries for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2023	2022
	US$	US$
Subsidiary
Lion Broker Limited (1)	$3,340,771	$12,173,814
Lion Futures Limited (2)	-	-
Lion International Securities Group Limited (3)	-	-
Lion Wealth Limited (4)	6,626,137	2,908,002
BC Wealth Management Limited (5)	-	-
Lion International Financial (Singapore) Pte. Ltd. (6)	-	-
Lion Financial Group Limited (7)	1,313,535	2,024,304
Lion Wealth Management Limited	-	1,422,951
Lion Group North American Corp. (8)	832,680	880,000
Total	$12,113,123	$19,409,071

(1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.

(2)	Lion Futures Limited was incorporated in Hong Kong in May 2016.

(3)	Lion International Securities Group Limited was incorporated in under the laws of the Hong Kong in May 2016.

(4)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(5)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.

(6)	Lion International Financial (Singapore) Pte. Ltd. was incorporated in Singapore in July 2019.

(7)	Lion Financial Group Limited was incorporated in the British Virgin Islands in June 2015.

(8)	Lion Group North American Corp was incorporated under the laws of the State of Nevada in July 2018.

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2023	2022
	US$	US$
Subsidiary
Lion Broker Limited (1)	$12,365,221	$18,203,025
Lion Futures Limited (2)	-	-
Lion International Securities Group Limited (3)	-	-
Lion Wealth Limited (4)	1,971,385	6,500,000
BC Wealth Management Limited (5)	-	-
Total	$14,336,606	$24,703,025

(1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.

(2)	Lion Futures Limited was incorporated in Hong Kong in May 2016.

(3)	Lion International Securities Group Limited was incorporated in under the laws of the Hong Kong in May 2016.

(4)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(5)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.

We did not pay any dividends to our shareholders in 2023 and 2022. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Limitation on Oversea Listing and Share Issuances

Although the substantial operation of us is based in Singapore, Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Recent cybersecurity regulations mandate clearance of cybersecurity review of internet platform operator holding personal information of more than one million users before applying for listing at a foreign stock exchange, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s data processing activities affect or may affect national security. However, it remains unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as us, for our future offerings, and the laws and regulations then effective as of our previous listing did not require any issuer to obtain pre-approval from the Cybersecurity Administration Committee, or CAC, before listing at a foreign stock exchange. As of the date of this annual report, we do not hold personal information of more than one million users and our business activities do not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. We have not been informed by any government authorities that we are deemed as a critical information infrastructure operator, and we have not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and our management’s assessment, we believe that we are not required to apply for pre-approval from CAC before the issuance of our securities to foreign investors and we are not subject to mandatory application requirement for cybersecurity review under the current PRC laws and regulations. However, no detailed rules or implementation rules regarding the cybersecurity review have been issued and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. We cannot assure you that we would not be deemed as a critical information infrastructure operator or carrying out data processing activities that affect or may affect national security, which may subject us to order of clearance of cybersecurity review or other specific actions.

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our management’s assessment, we believe that the CSRC’s approval is not required for our listing, trading of our securities on Nasdaq, given that our disposed-PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners. As of the date of this annual report, we do not have any equity interest in any corporations incorporated in mainland China or have any contractual arrangements with any corporations incorporated in mainland China. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

Furthermore, the Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. Based on our management’s assessment, we do not believe we will be subject to the Overseas Listing Regulations since our business activities and identity of management team do not meet either of the conditions and our offering will not be determined as indirect overseas offering under the Overseas Listing Trial Measures. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

The substantial operation of us is based in Singapore, Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries in China or own any equity interest in corporations incorporated in mainland China. However, if it is determined that any CSRC approval, filing, cybersecurity review or other governmental authorization is required for our previous or future offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to do so, and if we are denied from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which have come into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which have come into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China. Based on our management’s assessment, we do not believe we will be subject to the filing and reporting requirement under the Overseas Listing Regulations since our business activities and management team do not meet either of the conditions. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

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

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate” for more details.

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

We had net losses of US$0.83 million, net losses of $34.0 million, and net losses of US$5.8 million in 2021, 2022, and 2023, respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plans in the future, which will result in significant share-based compensation expenses to us. We generated 32.2%, (188.3)% and 33.2% of our total revenues from commissions charged to our clients who trade on our platform in 2021, 2022, and 2023, respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

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

We derive a significant portion of our revenues from our commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The rapidly growing trading volume on our platform is primarily driven by the increasing number of our active clients. Our total revenue-generating clients grew from 1,722 as of December 31, 2017 to 2,443 as of December 31, 2023. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

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

We derive a significant portion of our revenues from commissions. We charge our clients commission for our insurance brokerage services, securities and future brokerage services and CFD and TRS trading services. Revenues generated from commission amounted to US$8.05 million, US$4.6 million, and US$7.0 million in 2021, 2022, and 2023, respectively. We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

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

As of December 31, 2023, all of our operating subsidiaries have not been subject to any administrative penalty or fine in relation to regulatory capital requirements that, individually or in the aggregate, would be reasonable expected to have a material adverse effect on our results of operations or financial condition. However, if any of our operating subsidiaries fail to remain well-capitalized for regulatory purposes, CIMA, HKSFC and MAS may take actions against them and their business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on ordinary shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

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

We operate our insurance brokerage business through our HKIA-licensed subsidiary, BC Wealth Management Limited. Our revenues from insurance brokerage business amounted to US$0.5 million, US$0.5 million, and US$1.2 million, in 2021, 2022, and 2023, respectively, representing 2.2%, (18.5)%, and 5.5%  of our total revenues during the same periods. There are various risks related to our insurance brokerage business. For instance, we may fail to introduce diversified insurance products and services to effectively address our clients’ needs. In addition, because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increases in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation. Furthermore, we rely on various business partners to operate our insurance brokerage business. If we fail to maintain stable relationships with insurance companies and referral service providers, our business, results of operations, financial condition and business prospects could be materially and adversely affected. In addition, our insurance brokerage business is vulnerable to risks that are beyond our control. For example, we experienced significant decrease in revenues generated from insurance brokerage business in 2020, 2021, 2022 and 2023 compared to 2018 and 2019, primarily due to our strategic shift of business focus and the unrest in Hong Kong following the forfeited extradition bill in 2019, which negatively affected our clients’ confidence and interest in Hong Kong market. See “ Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

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

In 2021, 2022 and 2023, we derived a substantial portion of our revenue from a small number of key clients. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected. However, as the trading platform expands and following the Business Combination, we anticipate, but without assurance, that this concentration may possibly be decreasing in the future.

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

Upon completion of this Business Combination, we became a public company and we are subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with annual report for the fiscal year ended December 31, 2020. During 2020, we have implemented remedial measures to address two material weaknesses identified in 2019. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Following the issuance of SEC guidance relating to warrant accounting, on June 11, 2021, our management and our audit committee concluded that, it was appropriate to restate certain of our previously issued financial statements for the year ended December 31, 2020. As part of such process, we identified a material weakness in our internal controls over financial reporting, which has been remediated in 2021.

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

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the insurance brokerage, securities and futures brokerage and overall financial service industry, we cannot assure you that we can launch new products and services in a timely manner or that we can maintain the growth rate we have experienced or projected. Because of the uncertainty surrounding it, the financial impact related to the COVID-19 outbreak and the response to it cannot be reasonably estimated at this time, but our financial condition and operating results for 2021, 2022, and 2023 were adversely affected. In December 2022, the Chinese government announced that it will be downgrading its management of COVID-19 as of January 8, 2023, rolling back some of its stringent anti-COVID-19 restrictions, including strict quarantine and travel restriction rules. We will continue to monitor the impacts on our business and operations caused by the changing COVID-19 restrictions.

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

Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of the Lion’s investments, even though the Lion does not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. The volatility of global stock market may adversely affect our clients’ confidence and willingness in trading and/or investing in the financial market. As a result, our operating results may be subject to significant and unpredictable fluctuations.

The current trade frictions between the U.S. and China may dampen growth in China and other markets where the majority of our clients reside.

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

Although the substantial operation of us is based in Singapore, Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. Neither the Cybersecurity Review Measures or the Draft Cyber Data Regulations had been issued or effective before our historic listing and the laws and regulations then effective as of our historic listing did not require any issuer to obtain pre-approval from CAC before listing at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules of the Cybersecurity Review Measures have been issued by any authority and both the Cybersecurity Review Measures and the Draft Cyber Data Regulations remain unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as us, for our future offerings. As of the date of this annual report, we do not hold personal information of more than one million users and our business activities does not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. We have not been informed by any government authorities that we are deemed as a critical information infrastructure operator, and we have not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and management’s assessment, we believe that we are not required to apply for pre-approval from CAC before the issuance of the securities and we are not subject to mandatory application requirement for cybersecurity review. However, the exact definition, scope or criteria of “critical information infrastructure operators”, “network platform operators” and “risk factors regarding national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Since our apps are available to download in the app stores of China and most of our users are PRC citizens, we cannot assure you that we would not be deemed by the authority as a critical information infrastructure operator or carrying out data processing activities that affect or may affect national security, which may subject us to order of clearance of cybersecurity review or other specific actions. We face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

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

The M&A Rules adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our management’s assessment and our understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for our listing and trading of our securities on Nasdaq, given that our disposed-PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners. As of the date of this annual report, we do not have any equity interest in any corporations incorporated in mainland China or have any contractual arrangements with any corporations incorporated in mainland China. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which will come into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which will come into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieves administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China. Based on our management’s assessment, we do not believe we will be subject to the filing and reporting requirement under the Overseas Listing Regulations since our business activities and management team do not meet either of the conditions. However, as the Overseas Listing Regulations were recently released and their interpretation and implementation remain uncertain.

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

The courts of the Cayman Islands may not (i)  recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. Subject to the foregoing, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (The courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Currently, six of the directors    are based in Hong Kong. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

Moreover, our board of directors is divided into two classes, namely Class I and Class II. Class I consist of four directors, and Class II consist of four directors. Directors assigned to Class I initially served until the first annual general meeting of shareholders following the effectiveness of our Amended and Restated Memorandum and Articles of Association, or the Articles Effectiveness Date. Directors assigned to Class II initially served until the second annual general meeting of shareholders following the Articles Effectiveness Date. In 2021, we re-elected Class I directors.

Furthermore, our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to one hundred votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale of Class B Ordinary Shares by a holder thereof to any person other than an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Due to the disparate voting powers associated with our dual-class share structure, as of the date of this annual report, the Class B Ordinary Shares constitute 10.0%   of our total issued and outstanding share capital, and 91.8% of the aggregate voting power of and total issued and outstanding share capital.

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

As of the date of this annual report, Jian Wang, our chairman of the board and Chunning Wang, our chief executive officer collectively hold approximately 92% of our voting power total issued and outstanding share capital. As a result, we are considered as a “controlled company” within the meaning of the Nasdaq Stock Market LLC listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. We currently do not intend to rely on exemptions available to us.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of December 31, 2023, Jian Wang, our chairman of the board and Chunning Wang, our chief executive officer collectively hold a total of 23,843,096 Class B Ordinary Shares and a total of 200,000 Class A Ordinary Shares, representing approximately 93% of our voting power total issued and outstanding share capital. Jian Wang and Chunning Wang have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholders, Jian Wang and Chunning Wang may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company.

Our ADSs and warrants may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the PCAOB were unable to fully inspect the company’s auditor.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into U.S. law on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, and (ii) Hong Kong.

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

The management of Company believes that this determination does not impact the Company, UHY LLP or HTL International, LLC, (i) is headquartered in New York, U.S. and Texas, U.S., (ii) is an independent registered public accounting firm with the PCAOB, and (iii) has been inspected by the PCAOB on a regular basis. Nonetheless, there can be no assurance that future changes in laws or regulations will not impact the Company, UHY LLP or HTL International, LLC or any future auditor of the Company. Accordingly, there can be no assurance that UHY LLP or HTL International, LLC will be able to meet the requirements of the HFCA Act and that the Company will not suffer the resulting material and adverse impact on its stock performance, as a company listed in the United States.

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

UHY LLP or HTL International, LLC is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect UHY LLP or HTL International, LLC (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict UHY LLP or HTL International, LLC (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our Company in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether UHY LLP, HTL International, LLC or another firm) at such future time.

Risks Related to Our Historical Cryptocurrency Mining Operations and NFT Business

Our historical business, especially the NFT business, was subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

Our historical business, especially the NFT business, was subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services, crypto asset custody, exchange, and transfer, cross-border money and crypto asset transmission, foreign currency exchange, cybersecurity, fraud detection, and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. We have ceased our cryptocurrency mining operations and NFT business since October 2021 and the first quarter of 2023, respectively. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we had not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, and some of them may apply retroactively. Many regulations are substantial uncertainties on how these requirements would apply in practice, and we may face substantial costs to operationalize and comply with these rules. In the event that certain new laws, regulations, or interpretations were to apply retroactively, we may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result.

Because we had offered a variety of innovative products and services to our customers, our offerings were subject to significant regulatory uncertainty and we from time to time face regulatory inquiries regarding our past  products. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

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

Digital asset trading platforms may be subject to varying levels of regulation.

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

Digital assets traded on a blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account. Accordingly, we are exposed to credit risk with respect to our counterparties in each transaction, including transactions directly with a counterparty sourced through an exchange or over the counter trading desk, as well as transactions directly with such an exchange. However, we have ceased our NFT business operations in the first quarter of 2023, and no transaction can be made on our NFT platform. Digital asset exchanges may impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges have been volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect our digital asset holdings and the value of the digital assets we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.

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

We launched a non-fungible token (“NFT”) trading and community platform called the Lion NFT platform in the first quarter of 2022, and ceased the operations of the Lion NFT platform in the first quarter of 2023. We were dependent on our service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets during our NFT operations. Although the Lion NFT platform did not provide digital wallet services to its users, the Lion NFT platform allowed its users to connect and link their own digital wallets, such as Metamask, to the Lion NFT platform, therefore, any failure by our service providers to maintain the necessary controls or to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our service providers’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. For NFTs held by users, we did not provide custody services either directly or indirectly, and neither we have control of these digital assets nor do we have any related liability. They were off-balance sheet in our financial statements. After we ceased our Lion NFT platform, the users cannot make any trade on the platform.

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

We launched our NFT platform in January 2022 and ceased the operations in the first quarter of 2023.

In January 2022, we announced the launch of our NFT platform where collectors will be able to purchase MetaWords NFTs and resell the MetaWords NFTs and ceased operations in the first quarter of 2023. While NFTs and cryptocurrencies are similar in that both are based on blockchain technology, unlike cryptocurrency units, which are fungible, NFTs have unique identification codes and represent content on the blockchain. The record of ownership of the NFT, which establishes authenticity and may also carry other rights, cannot be duplicated.

The nature of many NFT transactions involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. However, we required our users to provide their identity cards to verify their identities and citizenship at registration. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If NFTs were deemed to be a commodity, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if NFTs were deemed to be a “security,” it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for NFT transactions, sellers of NFTs, and the NFT transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. NFT transactions may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. The Office of Foreign Assets Controls (“OFAC”) has signaled that sanctions could apply to digital transactions and has pursued enforcement actions involving cryptocurrencies and digital asset accounts. This could expose us to future allegations of violations of the Bank Secrecy Act, including any applicable KYC and Anti-Money Laundering laws and regulations (“AML”), or sanctions compliance obligations among others. In addition governmental agencies may seek to apply laws to our business that we believe are inapplicable, and may seek sanctions relating to our alleged failure to comply with those laws which would negatively impact our business. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another.  During the operations of Lion NFT platform, we established a IP blacklist to block the users from U.S. sanctioned countries and the U.S. and does not allow U.S. citizens or residents to open an account with us. Our launch and operation of our NFT platform (including our facilitation of transactions in BNB, in connection therewith) exposed us to the foregoing risks, among others, any of which could materially and adversely affect the success of our NFT platform and harm our business, financial condition, results of operations, reputation, and prospects, and we have ceased the operations of our NFT business in the first quarter of 2023.

A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a certain degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

Given the complexity of the crypto assets in the market, if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny and inquiries. It is possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current form). Despite the conclusions we may draw based on our risk-based assessment regarding the likelihood of a particular crypto asset, all other crypto assets may be considered a ‘security’ under applicable laws.

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

Risks Related to Nasdaq Continued Listing Compliance

The delisting of our American Depositary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

On February 10, 2023, the Company received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per American Depositary Share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary shares to one (1) ADS representing fifty (50) Class A ordinary shares. The change of the ADS ratio became effective on July 13, 2023. On July 28, 2023, Nasdaq provided confirmation to the Company that its closing bid share price of the ADSs as of July 28, 2023 was above the Nasdaq’s minimum requirement of $1.00 per share. Accordingly, the Company is no longer considered below the $1 continued listing criterion of a minimum share price as set forth in Listing Rule 5550(a)(2) and has regained compliance on this matter. On April 18, 2024, the Company received a written notification from Nasdaq notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per American Depositary Share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until October 15, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

Our American Depositary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. Although we will use all reasonable efforts to achieve compliance with Nasdaq continued listing rules, there can be no assurance that we will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria. The delisting of our American Depositary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

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

In May 2021, Lion Group (Hangzhou) Investment Limited was incorporated under the laws of PRC as a wholly owned subsidiary of Lion Wealth Limited, as a holding company of our investments in PRC. On September 28, 2023, LWL entered into a Share Transfer Agreement with a third party, pursuant to which LWL sold its 100% ownership in Lion Group (Hangzhou  ).

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

As of the date of this annual report, we do not have any equity interest in any corporations incorporated in mainland China or have any contractual arrangements with any corporations incorporated in mainland China.

Our Current Corporate Structure in China

We sold our equity interests in Lion Group (Hangzhou) Investment Limited to a third party in September 2023. The PRC subsidiary was established solely for purpose of passive equity investment in China with no substantial business activities, which did not require contractual arrangements or variable interest entity, or VIE, to operate. After the sale of our equity interests in Lion Group (Hangzhou) Investment Limited, as of the date of this annual report, we do not have any we do not have any equity interest in any corporations incorporated in mainland China or have any contractual arrangements with any corporations incorporated in mainland China.

Corporate Information

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

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) Hong Kong-based Over-The-Counter (“OTC”) stock options trading business, and (iv) futures and securities brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients in Hong Kong that use our futures trading service.

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

Our financial performance increased significantly from 2020 to 2021, as our revenue increased from US$10.2 million to US$25.0 million, respectively. We had a loss before income taxes of US$0.8 million in 2021 as compared to a loss before income taxes of US$2.6 million in 2020.

Our financial performance decreased significantly from 2021 to 2022, as our revenue decreased significantly from US$25.0 million to a loss of US$2.5 million, respectively. We had a loss before income taxes of US$34.0 million in 2022 as compared to a loss before income taxes of US$0.8 million in 2021.

Our financial performance improved from 2022 to 2023, as our revenue increased from a loss of US$2.5 million to an income of US$21.1 million, respectively. We had a loss before income taxes of US$5.8 million in 2023 as compared to a loss before income taxes of US$34.0 million in 2022.

History of our NFT Business and Current Status

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

We created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. MetaWords characters serve as the basic units of the MetaWords language system. MetaWords works are excerpts drawn from Mr. Xu’s artwork Book from the Ground. The sales were conducted through an online auction and blind boxes direct sell on the Lion NFT platform in January 2022. We sold in an aggregate of six MetaWords NFTs created by us by the auction in the amount of 197 wrapped BNB, and 2,742 blind-boxes which includes MetaWords NFTs at 0.40 BNB per unit for a total amount of 749 BNB, net of the consideration paid to customers of 348 BNB in form of incentive credits. We record revenue on a gross basis of the sale price, net of considerations paid to the users as the incentive, in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of character NFTs and blind boxes. In addition, we launched a MetaWords NFT creation tool, giving users the ability to create their own MetaWords NFTs. The profits generated from the Lion NFT platform will be retained by Flying Lion Limited, a Cayman Islands company, one of our subsidiaries, as working capital. We conduct our NFT business through Flying Lion Limited. We hold 70% equity interest in Flying Lion Limited through Lion NFT Limited, a British Virgin Islands company, in which we hold 90% equity interest. As of December 31, 2022, we held 197 wrapped BNB and 749 BNB on hand in the carrying value of approximately US$144,000, and recorded an impairment charge of approximately US$294,000 in 2022. We have liquidated most of the BNB (691 BNB out of 749 BNB) into USDT 230,000 and recognized a gain of approximately US$90,000 from the sale of BNB in 2023. As of December 31, 2023, the value of BNB and USTD we held is approximately US$5,000, which is immaterial to our total assets.

The users can resell the MetaWords NFTs to other users on the Lion NFT platform, or MetaWords Resale. For the MetaWords Resale conducted on the Lion NFT platform, we charge 5% of the purchase price as the authorization fee for Xu Bing’s artwork; 5% of the purchase price as the licensing fee for the author; and 2.5% of the purchase price as the transaction fee. Lion is the author for MetaWords NFTs. The commissions are collected in the form of BNB tokens when the users buy and sell MetaWords NFTs on the Lion NFT platform. We may record three types of fees abovementioned when applicable on a net basis, and earned revenue based on a specific percentage of the gross sale value as the subsequent sales occur. As of December 31, 2022 and 2023, the fees abovementioned we are entitled to such MetaWords Resale were de minimis and there were no other NFTs transactions on Lion NFT platform than MetaWords.

Due to the lack of physical substance, we consider MetaWords NFTs that we created meet the definition of intangible assets and would generally be accounted for under ASC 350 Intangibles — Goodwill and Other. The useful life is indefinite according to ASC 350-30-35-4. As of December 31, 2022 and 2023, the carrying value of NFTs included in intangible assets was zero. Although the Lion NFT platform does not provide digital wallet services to its users, the Lion NFT platform allows its users to connect and link their own digital wallets, such as Metamask, to the Lion NFT platform. For NFTs held by users, we do not provide custody services either directly or indirectly, and neither we have control of these digital assets nor do we have any related liability. They are off-balance sheet to our financial statements. Therefore, we do not have policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.

History of our Cryptocurrency Mining

We commenced Bitcoin mining operations in China in late May 2021 and ceased our Bitcoin mining operations at the end of October 2021 as a result of the hiked electricity cost as well as the change of the regulatory environment in the PRC. We operated a fleet of 5,000 Bitmain’s model S9 Hydro Antminers for the period. All the mined Bitcoins have been distributed by Antpool to our cold wallets. We stored the mined Bitcoins in hardware wallets (or known as cold wallets), which were safeguarded in the safety boxes in our office. The keys and passwords of the safety boxes are separately held by our different staffs. We held the mined Bitcoins and converted into USDT when it was commercially justified. From May 2021 to October 2021, we mined approximately 37.884 Bitcoins, and we converted all of our mined Bitcoin at an average price of USDT 45,567 per Bitcoin. For the year ended December 31, 2021, we recognized revenue of US$1.7 million from Bitcoin mining business. As of June 30, 2022, we fully impaired and disposed of the mining equipment in an amount of approximately $1.7 million. As of December 31, 2022, we have liquidated all the USDT and recognized no revenue from cryptocurrency mining business since the end of October 2021. As of the date of this annual report, we did not have Bitcoin mining operations, and we have no Bitcoin on our balance sheet.

As of the date of this annual report, we do not have any revenue-generating activities in digital assets, and the cryptocurrency that we hold is immaterial to the value of our total assets.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

We are well positioned in a fast-growing trillion-dollar segment with substantial growth potential.

We are one of the few Chinese investor-focused trading platforms that provide a wide spectrum of product and service offerings. We believe our fast-growing trillion-dollar segment has substantial growth potential in the near term. The individual investable financial assets in China were US$21.4 trillion in 2019 and are expected to reach US$50.6 trillion in 2027, according to Ipsos in April 2023. The percentage of financial assets allocated to overseas investment by high net worth individuals Chinese citizens was 20% of their total financial assets in 2022, and Ipsos projects that overseas investments by the high net worth individuals Chinese citizens will gradually rise above 30%. With our existing leadership in this segment, we are well positioned to capture the opportunities arising from this growth.

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

Our Business Lines

Our business lines include our (i) TRS trading business, (ii) CFD trading services, (iii) Hong Kong-based Over-The-Counter (“OTC”) stock options trading business, (iv)  futures and securities brokerage services, and (v) insurance brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android and PC platforms. See “Our Technology.” Our relevant subsidiaries possess a full securities investment business license in the Cayman Islands as relevant to acting as a broker dealer and market maker and various types of licenses to conduct our business in Hong Kong. See “Licenses”.

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

The diagram below illustrates the order execution process for our CFD trading business:

We facilitate a client’s CFD trading in three different ways.

1.	If the trade of a client can be used to naturally hedge against and offset the trades of another client, we will act as a market maker to offer liquidity and pricing for both clients. This type of transactions allows us to generate predictable revenues from commissions (other than forex transactions, for which we typically do not charge any commissions) without assuming any risks caused by market fluctuations. Less than half of our CFD trades in 2022 were of this type. We expect to have more frequent naturally hedged trades in the future as our user base grows and the number of transactions transacted over our platform increases.

2.	When an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives us the potential to generate significant revenues from trading profit if the market develops in favor of our position. Although we would assume risks caused by market fluctuations, our risk management system constantly monitors the market and limits our risk exposure. See “ Risk Management — Business Model Risk — Market Risk.” More than half of our CFD trades in 2023 were of this type.

3.	When an offsetting transaction from another client is not available, we may also act as a broker in arranging trades between the client and third-party market makers. We maintain cooperative relationships with established market makers and exchange’s clearing members, including international wholesale forex trading partners, which give us access to a pool of potential liquidity and ensure that we are able to execute our clients’ desired trades at competitive rates while hedging our net positions and limiting our exposure. This type of transaction allows us to transfer the risks associated with riskier trades to established market makers that have greater risk tolerance, although we would incur additional costs charged by our cooperative market makers. Less than half of our CFD trades in 2023 were of this type.

We generate CFD trading revenue from (i) commissions, (ii) bid/offer spreads, (iii) trading profit and (iv) difference in interest rates.

i.	We charge commissions for all CFD transactions, except for forex transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients. For instance, our commission rates for stock indices, such as the Dow Jones Industrial Average and the Hang Seng Index, range from US$2.25 to US$50 per lot, while our commission rates for commodities, such as gold, soy beans and crude oil, range from US$3 to US$50 per lot.

ii.	We mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii.	We act as a trading principal in certain derivative transactions by taking the position opposite to our clients. In such cases, we are exposed to changes in the value of the underlying product, and the clients’ losses are our gain.

iv.	We automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Our total CFD products trading volume in the years ended December 31, 2021, 2022 and 2023 was 453,687 lots, 116,607 lots, and 703,764 lots respectively. As of December 31, 2023, we had 1,547 CFD trading clients, most of which were retail investors.

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

Below is a diagram illustrating the Company’s TRS trading business:

Our TRS trading volume in the years ended December 31, 2021, 2022 and 2023 was US$1,074 million, US$484 million and US$580 million, respectively. As of December 31, 2022 and 2023, we had 226 and 348 TRS trading clients, respectively all of which were retail investors.

OTC Stock Options Trading Services

We started to sell over-the-counter (“OTC”) call options in Hong Kong market in April 2021. Since the fourth quarter of 2023, this business increased rapidly. The call option gives the holder the right, but not the obligation, to buy the underlying security at a predetermined price (strike price or exercise price) within a specific timeframe, ranges from 2 weeks to 6 months. The stocks underlying the call options issued are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. We serve as the counterparty to our customers in OTC stock options transactions. There are cases that we purchases the same call options back-to-back from the third party option issuers for offsetting. Upon signing the contract, the customers are required to pay the option premium to us. The Group generated trading gains or losses from the call options, consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers.

The nominal value of OTC stock call options sold for the years ended December 31, 2021, 2022 and 2023 was $11.6 million, $10.9 million, and $181.5 million, respectively. As of December 31, 2022 and 2023, we had 14 and 37 OTC stock option trading clients, respectively all of which were retail investors.

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

Our commission rate is US$1.20 - 40.00 per contract depending on the types of futures products, subject to various discounts that we offer. Our total number of executed futures contracts was 1,124,805 lots, 1,298,452 lots, and 913,583 lots in 2021, 2022, and 2023, respectively. Our futures brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2022 and 2023, we had 177 and 188 futures trading accounts opened with our Hong Kong subsidiary, Lion Futures Limited, respectively most of which were retail investors.

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

Our securities brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2022 and 2023, there were 97 and 98 securities trading accounts opened on our platform, respectively most of which were retail investors.

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

We generated commission income of US$0.5 million, US$0.5 million, and US$1.2 in the same periods, respectively. Our insurance commission income has decreased over the past few years largely due to a significant decrease in PRC residents purchasing insurance policies in Hong Kong. This is caused by more stringent enforcement of foreign exchange controls in China, such as more cumbersome procedures for PRC residents to convert Renminbi into U.S. dollars or Hong Kong dollars to pay insurance premiums in Hong Kong and the imposition of daily limits on electronic payments.

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

User Interface

Mobile Apps

As of December 31, 2023, we had five mobile apps, including “Lion Brokers”, “MetaTrader”, “Lion International Transactions App 狮子国际交易宝” and “易星 Estar”, that allowed our users with different preferences to trade stocks, futures and CFDs in an efficient, secure, reliable and user-friendly manner. The table below sets forth our various apps and their respective products or service offerings and operating entities.

Mobile App/Tool	Products/Services	Operating Entity
“Lion Broker Elite”	TRS (Total Return Swap) Trading / OTC Option Trading	Lion Brokers Limited

“Lion Brokers”	CFD (Futures and Derivatives)	Lion Brokers Limited

“MetaTrader”	CFD (Foreign Exchange)	Lion Brokers Limited

“Lion International Transactions App 狮子国际交易宝”	Securities	Lion International Securities Group Limited

“易星Estar”	Futures	Lion Futures Limited

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

Regulatory Environment Risk

We operate in highly regulated industries across multiple jurisdictions. Regulatory environment risk is the risk that the regulatory environment in any of the jurisdictions in which we operate will change in a way that is materially detrimental to our business. We (in particular, Lion Brokers Limited) are regulated by the Cayman Islands Monetary Authorities (CIMA) in the Cayman Islands, the Hong Kong Securities and Futures Commission (HKSFC), the Hong Kong Insurance Authority and Hong Kong Customs and Excise Department in Hong Kong, and the Monetary Authority of Singapore. See “Compliance.”

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

Our Clients and Users

Our Trading Platform

Our clients are mostly well-educated and affluent Chinese investors living in or outside the PRC. These individuals are usually sophisticated investors with relatively high risk tolerance. We also had one active institutional client in Hong Kong that use our futures trading service as of December 31, 2023.

We have experienced significant growth in the number of clients in the past few years. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 2,443 as of December 31, 2023. As of December 31, 2023, we had 2,443active revenue-generating accounts in total, including 188 accounts for futures trading, 98 accounts for securities trading, 1,547 accounts for CFD trading, 348 accounts for TRS trading, 37 accounts for OTC options trading, and 262 accounts for insurance products.

Our Lion NFT Platform

We have ceased the operations of Lion NFT platform in the first quarter of 2023. Before we ceased the operation, the Lion NFT platform had 198 verified users.

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

Intellectual Property

We rely on a combination of trademarks, software copyrights and trade secrets, as well as confidentiality procedures and contractual provisions with our employees and others, to protect our intellectual properties. As of December 31, 2023, we had obtained one trademark in Singapore and one in Hong Kong, and acquired 11 copyrights related to our trading software programs. Our intellectual properties are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from the competitors in the market. As our brand name becomes increasingly recognized among the general public, we will further enhance the protection of our intellectual properties.

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

Employees

We had a total of 46 employees in Hong Kong and Singapore as of December 31, 2023. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

Facilities

Our headquarters are located in Singapore, where we leased one principal executive office. We also have offices in Hong Kong and the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2023, our leased office space was 7,713 square feet in aggregate, including 6,502 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Our headquarters are located in Singapore. We also maintained offices in Hong Kong, where we leased one office and one technology support office. We also have offices in the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2023, our leased office space was 7,713 square feet in aggregate, including 6,502 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) Hong Kong-based Over-The-Counter (“OTC”) stock options trading business, and (iv)  futures and securities brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients in Hong Kong that use our futures trading service.

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

We commenced Bitcoin mining operations in China in late May 2021 and ceased our Bitcoin mining operations at the end of October 2021. We launched our NFT business in January 2022 and have ceased this business since the beginning of 2023.

Factors Affecting Our Performance

We believe that our results of operations are affected by the following factors.

The demand for our services and the economic and political conditions in global markets

Our principal businesses are providing CFD trading, TRS trading and OTC stock options trading services to our clients. Our results of operations are directly affected by the demand for such services of our existing and potential clients, which are predominantly Chinese investors living both in and outside of China. Their demand for our services arises from the progressive increases of their investable assets and willingness to allocate more of these assets into global financial markets.

The economic and political conditions in major jurisdictions, such as the U.S., China and Hong Kong, could affect our clients’ perception of the market sentiment, which may change their investment decisions.

Our financial performance is prone to changing global market conditions, especially the fluctuation and volatility of trading activities on major exchanges worldwide. Since the first half of 2020, global market reacted to a series of unpredictability such as COVID-19, oil price, and heightened trade and geopolitical tensions with fluctuation and volatility, repeatedly triggering market wide circuit breaker. Recently, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the Israel-Hamas war have resulted in major economic shocks worldwide and substantial volatility across global financial markets. These and other economic factors could materially and adversely affect demand for our products and services.

Number of users and transaction volumes

We historically derive our revenue mainly from commissions, bid/offer spreads, trading profit and difference in interest rates for transactions on our platform. Generally speaking, the larger the number of transactions carried out on our platform, and the larger the size of those transactions, the greater will be our revenue. We generated a substantial portion of our revenue from a small number of key clients and revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 4,047 as of December 31, 2019, and continued to increase to 5,010 as of December 31, 2020 and 5,261 as of December 31, 2021, and then decreased to 4,526 as of December 31, 2022 and further decreased to 2,443 as of December 31, 2023, due to the decline in policy renewal clients in insurance business and CFD trading customers. Among our total 2,443 revenue-generating client accounts, 63% of accounts are CFD trading accounts which decreased from 2,818 in 2022 to 1,547 in 2023.

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

We started to sell OTC stock options, a derivative product to our customers in 2021. From the fourth quarter of 2023, OTC stock options trading business grew rapidly in both the number of option contracts executed and the total nominal value. The stocks underlying the call options we issued to the customers are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. We serve as the counterparty to our customers in OTC stock options transactions, and we may purchase the same call options back-to-back from the third party option issuers for offsetting. We generated trading gains or losses from the written call options.

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

Effectiveness of cost control measures

Our results of operations depend on our ability to manage our costs and expenses. The commission expenses, interest rates and options premium we pay to our business partners, such as prime brokers and clearing houses, have historically constituted a significant portion of our total expenses. For us to maintain and expand our profitability, we must make sure that our commission expenses remain at a reasonable or reduced level while our own commissions and fees stay at comparable or higher rates. This will depend on going market rates and our ability to successfully negotiate with our partners. We believe that as our user base and our platform continue to grow, that we will have greater leverage in dealing with our business partners, allowing us to negotiate improved commission rates and interest rates.

We have incurred substantial research and development expenses in the past, and expect to incur additional significant expenses relating to future development, maintenance and operation of our technology infrastructure and project-based expenditures.

Regulatory environment and compliance

We operate in highly regulated industries across multiple jurisdictions, especially in the Cayman Islands and Hong Kong. If any of the relevant regulatory authorities, such as the Cayman Islands Monetary Authority (CIMA), the Hong Kong Securities and Futures Commission (HKSFC), and Monetary Authority of Singapore (MAS), introduce new regulations or impose greater restrictions on us, we may incur additional compliance costs. Certain changes could further cause us to change our business model or transactional processes to comply with these new requirements. We may also be subject to new taxes or cumbersome reporting obligations, which will bring heavier financial burden to us. If we fail to comply with any of the applicable regulations, we may be subject to monetary penalties, which would also affect our results of operations. Further, if we expand into new markets such as Southeast Asia, our operations in those markets will be subject to local regulations which could also prove burdensome. In addition, governmental policies and regulatory environment such as any capital control measures that impose restrictions on cross-border transfer also affect our business and results of operations.

Key Components of Results of Operations for the Years Ended December 31, 2023, 2022, and 2021

Revenues (Losses)

Our revenues consist of commissions, trading gains (losses), interest income, interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Year ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

Commissions
Market making commissions and fees	3,121,661	14.8	781,878	(31.6)	4,324,650	17.4
Futures and securities brokerage commissions	2,732,846	12.9	3,412,644	(138.2)	3,188,684	12.7
Insurance brokerage commissions	1,169,306	5.5	455,394	(18.5)	542,795	2.1
Trading gains/(losses)	10,479,504	49.8	(11,467,969)	464.2	13,379,146	53.1
Interest income	2,424,676	11.5	3,229,716	(130.7)	1,351,318	5.3
Other income	1,163,251	5.5	1,118,244	(45.2)	2,387,368	9.4
Total	21,091,244	100.0	(2,470,093)	100.0	25,173,961	100.0

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

Trading gains/(losses)

Trading gains, offset by losses, are derived as showed in the following table. The line of CFD trading gains/(losses) is derived from (i) our managed flow portfolio trading positions where we act as counterparty to our clients’ trades from our CFD trading services, and (ii) our dealing bid/offer spreads on our clients’ CFD transactions. The line of TRS trading gains/(losses) is derived from our proprietary TRS trading activities on our own accounts. The line of OTC stock options trading gains/(losses) is derived from the written call options where we act as the counterparty to our customers as well as from the back-to-back offsetting orders purchased with third party option issuers. The line of Other trading gains/(losses) is derived from exchange traded stock.

	Year ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

CFD trading gains/(losses)	16,204,480	154.6	(7,476,190)	65.1	4,374,807	32.6
TRS trading gains/(losses)	(5,076,247)	(48.4)	(3,913,422)	34.1	10,523,974	78.6
OTC stock option trading gains/(losses)	(798,725)	(7.6)	937,109	(8.1)	(199,624)	(1.4)
Other trading gains/(losses)	149,996	1.4	(1,015,466)	8.9	(1,320,011)	(9.8)
Total	10,479,504	100.0	(11,467,969)	100.0	13,379,146	100.0

Interest income

Interest income primarily consist of interest income earned on loans provided to TRS trading customers, interests earned on short-term loans we extend to unrelated third parties and bank deposit, and also include interest rate difference between currency pairs we hold resulting from rolling over foreign exchange positions from CFD trading services.

Other income

Other income primarily includes sale of MetaWords NFTs, bitcoin mining income, order processing charges, foreign currency exchange gain, and dividend income etc.

Our revenues are generated from our main business lines, TRS trading business, CFD trading services, OTC stock option trading, futures and securities brokerage services and others. Insurance brokerage services was combined in others from 2021 as it is not a material operating segment, and the prior periods were revised to be comparable. The following table sets forth the breakdown of our revenues by business lines in amounts and as percentages of total revenues for the periods indicated.

	Year ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

CFD trading services	19,326,140	91.6	(6,694,312)	271.0	8,700,009	34.5
TRS trading services	(2,342,395)	(11.1)	(595,871)	24.1	13,182,716	52.3
OTC stock options trading	(798,725)	(3.6)	937,109	(38.0)	(199,623)	(0.7)
Futures and securities brokerage services	2,570,495	12.1	3,284,729	(132.9)	2,800,543	11.1
Others	2,335,729	11.0	598,252	(24.2)	690,316	2.8
Total	21,091,244	100.0	(2,470,093)	100.0	25,173,961	100.0

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

Our CFD trading income consisting of (i) commissions, and (ii) bid/offer spreads and trading gains/(losses), were US$3.1 million and US$16.2 million, respectively for the year ended December 31, 2023, were US$0.8 million and US$(7.5) million, respectively for the year ended December 31, 2022, and were US$4.3 million and US$4.4 million, respectively for the year ended December 31, 2021. Our total CFD products trading volume was 703,764 lots, 116,607 lots, and 453,687 lots for the years ended December 31, 2023, 2022 and 2021, respectively.

The amount of our commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the types of different products traded, as well as discounts offered to different clients. Of our commission revenues derived from CFD trading services in 2023, approximately 70.3% related to stock indices and near 29.7% related to commodities, with a remaining insignificant proportion relating to other CFD products. In 2022 and 2021, these two percentages were 88.3% and 11.7%, respectively, and were 80.0% and 20.0%, respectively.

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

Our TRS trading income consisting of (i) trading gains/(losses) from our proprietary TRS trading activities, (ii) interest income earned on loans provided to TRS trading customers, and (iii) commissions and other income resulting from TRS trading services, were US$(5.1) million, US$2.1 million and US$0.6 million, respectively for the year ended December 31, 2023, were US$(3.9) million, US$2.7 million and US$0.6 million, respectively for the year ended December 31, 2022, and were US$11.1 million, US$1.3 million and US$0.8 million, respectively for the year ended December 31, 2021. Our TRS trading volume was US$580 million, US$484 million and US$1,074 million for the years ended December 31, 2023, 2022 and 2021, respectively.

OTC stock options trading service

We started to sell OTC stock call options, a derivative product to our customers in 2021. In the fourth quarter of 2023, this business increased rapidly. We serve as the counterparty to our customers in OTC stock call options transactions, and we may purchase the same call options back-to-back from the third party option issuers for offsetting. OTC stock options trading income consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers, were US$10.2 million, US$0.9 million and US$(0.2) million for the years ended December 31, 2023, 2022 and 2021, respectively. The nominal value of OTC stock call options sold was US$182 million, US$11 million and US$11 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed. Our total number of executed futures contracts was 913,583 lots, 1,298,452 lots, and 1,124,805 lots for the years ended December 31, 2023, 2022, and 2021, respectively.

Others

Others include the revenue generated from insurance brokerage services, sale of MetaWords NFTs, Bitcoin mining operations, foreign currency exchange gain and interests earned on short-term loans we extend to unrelated third parties and bank deposit etc.

Our others income consisted of insurance brokerage commission of US$1.2 million, foreign currency exchange gain of US$0.3 million, and interest and other income of US$0.8 million for the year ended December 31, 2023; it primarily consisted of insurance brokerage commission of US$0.5 million, sale of MetaWords NFTs of US$0.4 million, and interest and other income of US$0.7 million, offset by trading losses of US$(1.0) million from exchange traded stock for the year ended December 31, 2022; it primarily consisted of insurance brokerage commission of US$0.5 million, Bitcoin mining income of US$1.7 million and interest and other income of US$0.2 million, offset by trading losses from exchange-traded stock of US$(1.9) million for the year ended December 31, 2021, respectively.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Year ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

Commission and fees expenses	3,418,398	16.2	3,198,934	(130.1)	3,317,692	14.0
Compensation expenses	4,099,852	19.4	3,620,506	(146.5)	4,069,203	16.1
Communication and technology expenses	3,059,462	14.5	3,392,794	(137.3)	1,929,981	7.6
Cost of crypto mining	-	-	-	-	1,163,846	4.6
General and administrative expenses	1,432,148	6.7	1,228,572	(49.7)	2,016,582	8.0
Professional fees	3,407,365	16.1	3,716,839	(150.4)	3,836,817	15.2
Services fees	2,352,832	11.1	1,956,785	(79.2)	3,574,579	14.1
Research and development	7,115	-	4,693,995	(190.0)	1,205,040	4.7
Interest expense	2,413,102	11.4	2,334,598	(94.5)	1,608,100	6.3
Occupancy expenses	870,254	4.5	826,254	(33.4)	778,881	3.0
Marketing	4,196,795	19.8	3,743,567	(151.5)	913,675	3.6
Depreciation and amortization	1,795,011	8.5	2,032,386	(82.2)	916,916	3.6
Impairment of fixed assets	-	-	1,690,028	(68.4)	-	-
Impairment of cryptocurrencies	-	-	293,619	(11.8)	-	-
Change in fair value of warrant liabilities	(565,313)	(2.6)	(1,260,354)	51.0	470,804	1.8
Other expenses	430,214	2.0	32,406	(1.3)	144,175	0.5
Total	26,917,235	127.6	31,500,929	(1,275.3)	25,946,291	103.1

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

General and administrative expenses

Our general and administrative expenses mainly consist of license and registration fees, insurance expenses, utility expenses, travel expenses and bank charges.

Professional fees

Our professional fees primarily consist of service fees for legal, accounting, consulting, and other professional services which are needed during the ordinary course of our business operation.

Service fees

Our service fees primarily consist of service fees charged by independent contractors and outside consultants we hired in our normal business course and one-off special incentive scheme awarded to them.

Research and development

Research and development expenses consist primarily of designing, coding, project management, and other IT services related to developing and enhancing our Metaverse project.

Occupancy expenses

Our occupancy expenses mainly consist of office rental expenses.

Interest expenses

Our interest expenses primarily consist of amortization of convertible debenture discounts, interest relating to our one-time bridge loans facilitated by us to unrelated third parties, as well as interest we paid for loans borrowed from our TRS trading service business partners.

Depreciation

Our depreciation primarily consists of the depreciation of copyrighted trading software programs which were acquired in 2021 and 2023, and other miscellaneous depreciation of office furniture and computers.

Marketing expenses

Our marketing expenses mainly consist of expenses spent in branding, and promoting our business.

Impairment of fixed assets

Impairment of fixed assets represents the impairment charges of the mining equipment in 2022.

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

Results of Operations for the Years Ended December 31, 2023, 2022, and 2021

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

	Year ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

Revenues (Losses)
CFD trading services	19,326,140	91.6	(6,694,312)	271.0	8,700,009	34.5
TRS trading services	(2,342,395)	(11.1)	(595,871)	24.1	13,182,716	52.3
OTC stock options trading	(798,725)	(3.6)	937,109	(38.0)	(199,623)	(0.7)
Futures and securities brokerage services	2,570,495	12.1	3,284,729	(132.9)	2,800,543	11.1
Others	2,335,729	11.0	598,252	(24.2)	690,316	2.8
Total revenues (Losses)	21,091,244	100.0	(2,470,093)	100.0	25,173,961	100.0

Expenses
Commission and fees expenses	(3,418,398)	(16.2)	(3,198,934)	130.1	(3,317,692)	(14.0)
Compensation expenses	(4,099,852)	(19.4)	(3,620,506)	146.5	(4,069,203)	(16.1)
Communication and technology expenses	(3,059,462)	(14.5)	(3,392,794)	137.3	(1,929,981)	(7.6)
Cost of crypto mining	-	-	-	-	(1,163,846)	(4.6)
General and administrative expenses	(1,432,148)	(6.7)	(1,228,572)	49.7	(2,016,582)	(8.0)
Professional fees	(3,407,365)	(16.1)	(3,716,839)	150.4	(3,836,817)	(15.2)
Service fees	(2,352,832)	(11.1)	(1,956,785)	79.2	(3,574,579)	(14.1)
Research and development	(7,115)	0.0	(4,693,995)	190.0	(1,205,040)	(4.7)
Interest expenses	(2,413,102)	(11.4)	(2,334,598)	94.5	(1,608,100)	(6.3)
Occupancy expenses	(870,254)	(4.5)	(826,254)	33.4	(778,881)	(3.0)
Marketing	(4,196,795)	(19.8)	(3,743,567)	151.5	(913,675)	(3.6)
Depreciation and amortization	(1,795,011)	(8.5)	(2,032,386)	82.2	(916,916)	(3.6)
Impairment of fixed assets	-	-	(1,690,028)	68.4	-	-
Impairment of cryptocurrencies	-	-	(293,619)	11.8	-	-
Change in fair value of warrant liabilities	565,313	2.6	1,260,354	(51.0)	(470,804)	(1.8)
Other expenses	(430,214)	(2.0)	(32,406)	1.3	(144,175)	(0.5)
Total expenses	(26,917,235)	(127.6)	(31,500,929)	1275.3	(25,946,291)	(103.1)
Loss before income taxes	(5,825,991)	(27.6)	(33,971,022)	1,375.3	(772,330)	(3.1)
Income tax expenses	(1,058)	(0.0)	(3,419)	0.1	(54,367)	(0.2)
Net loss	(5,827,049)	(27.6)	(33,974,441)	1375.4	(826,697)	(3.3)
Non-controlling interests
Net loss attributable to non-controlling interests	(568,041)	(2.7)	(2,411,158)	97.6	(849,479)	(3.4)
Net (loss)/income attributable to LGHL	(5,259,008)	(24.9)	(31,563,283)	1,277.8	22,782	0.1

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

	Year ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%

Non-GAAP (loss) income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	(1,833,108)	(8.7)	(27,141,993)	1,098.8	2,954,850	11.7

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Revenues

Our total revenues increased by US$23.6 million from a loss of US$(2.5) million in 2022 to US$21.1 million in 2023, primarily due to an increase in CFD trading services.

Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 5,261 as of December 31, 2021, and decreased to 4,526 as of December 31, 2022 and further decreased to 2,443 as of December 31, 2023. The decrease in 2023 was primarily due to the decline in policy renewal clients in insurance business and CFD trading customers. As of December 31, 2023, the total 2,443 active revenue-generating accounts included 188 accounts for futures trading, 98 accounts for securities trading, 1,547 accounts for CFD trading, 348 accounts for TRS trading, 37 accounts for OTC stock options trading and 262 accounts for insurance products. And as of December 31, 2022, the total 4,526 active revenue-generating accounts included 177 accounts for futures trading, 97 accounts for securities trading, 2,818 accounts for CFD trading, 226 accounts for TRS trading and 1,208 accounts for insurance products.

CFD Trading Services Income. Lion derives a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated volatility historically. Revenue generated from CFD trading services increased by US$26.0 million from a loss of US$(6.7) million in 2022 to an income of US$19.3 million in 2023, primarily attributable to an increase of US$23.7 million in trading gains and an increase of US$2.3 million in commission income. This is mainly attributable to the notable moderation in market volatility in 2023 in contrast with the prior year when global financial markets experienced high fluctuation and volatility in reaction to a series of unpredictable events, including the Russia and Ukraine conflict, surging inflation, etc. In addition, the enhancement of our risk management practice through the continued optimization of risk modelling and methods also contributed to the increase in CFD trading gains. Market making commission income increased from US$0.8 million in 2022 to US$3.1 million in 2023, mainly attributable to the increase in the trading volume. The increase in the trading volume from 116,607 lots in 2022 to 703,764 lots in 2023 was mainly on the low base in 2022.

TRS Trading Services Income. Revenue generated from TRS trading services decreased by US$1.7 million from a loss of US$(0.6) million in 2022 to a loss of US$(2.3) million in 2023, due to the trading losses from our proprietary TRS trading activities increased by US$1.1 million, and a decrease of US$0.6 million in interest income earned on loans provided to TRS trading customers. Our proprietary TRS trading activities suffered significant losses in 2022 and 2023 from China’s stock markets which have suffered a protracted slump since 2021, caused by China’s economic slowdown, dismal economic outlook, heightened geopolitical tensions such as U.S.-China relation, escalated friction over Taiwan Strait and South China Sea, and unpredictable regional military conflict worldwide etc. The decrease in interest income was primarily attributable to the decline in the daily average balance of the loans that TRS trading customers borrowed, as a result of investors’ weak sentiments towards China’s stock markets.

OTC Stock Options Trading Income. We started to sell OTC stock call options in 2021 and in the fourth quarter of 2023 OTC stock options trading business grew rapidly. OTC stock options income (loss) consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers, decreased from an income of US$0.9 million in 2022 to a loss of US$0.8 million in 2023. The nominal value of OTC stock call options sold increased from US$10.9 million in 2022 to US$181.5 million in 2023.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services decreased by 21.7% from US$3.3 million in 2022 to US$2.6 million in 2023, primarily as a result of a decrease in the number of executed futures contracts from 1,298,452 lots in 2022 to 913,583 lots in 2023.

Others. Other income increased by US$1.7 million from US$0.6 million in 2022, to US$2.3 million in 2023. The increase in other income was primarily attributed to the increase in insurance brokerage commission of US$0.7 million, foreign currency exchange gain of US$0.3 million and a decrease in trading losses from exchange-traded stock of US$1.1 million, partially offset by the decrease in MetaWords NFTs sale of US$0.4 million generated in 2022.

Expenses

Our total expenses increased by 14.6% from US$31.5 million in 2022 to US$26.9 million in 2023, primarily due to a decrease in research and development expenses and impairment of fixed assets, partially offset by increases in compensation expenses, service fees, marketing expenses and a decrease in the gain from change in fair value of warrants liabilities.

Commission and Fees Expenses. Our commission expenses increased by US$0.2 million from US$3.2 million in 2022 to US$3.4 million in 2023, primarily due to an increase of US$0.8 million in our insurance brokerage commission expenses, partially offset by a decrease of US$0.6 million in our futures brokerage commission expenses.

Compensation Expenses. Our compensation expenses increased by 13.2% from US$3.6 million in 2022 to US$4.1 million in 2023, primarily due to the increase in the headcount and the discretionary bonus paid out in the second half of 2023.

Communication and Technology Expenses. Our communication and technology expenses of US$3.1 million in 2023, slightly decreased from the prior year.

General and Administrative Expenses. Our general and administrative expenses increased by 16.6% from US$1.2 million in 2022 to US$1.4 million in 2023, as a result of a recovery in normal business travels and activities.

Professional Fees. Our professional fees decreased by 8.3% from US$3.7 million in 2022 to US$3.4 million in 2023, primarily due to the decrease in the professional services acquired for the metaverse and NFT businesses in 2023.

Services Fees. Our services fees for independent contractors and consultants increased by 20.2% from US$2.0 million in 2022 to US$2.4 million in 2023, as a result of an increased number of contracted service providers needed due to the rapid growth of our OTC stock options trading business.

Research and Development. We incurred R&D expenses US$4.7 million in connection with developing and enhancing the Company’s Metaverse project in the prior year. Such project has ceased since the second half of 2022, resulting in a significant decrease in 2023.

Interest Expenses. Our interest expenses increased slightly as a result of the increase in the interest rates charged by our TRS trading service business partners.

Occupancy Expenses. Our occupancy expenses were US$0.8 million in 2023, remaining comparable to the prior year.

Marketing Expenses. Marketing expenses increased by 12.1% from US$3.7 million in 2022 to US$4.2 million in 2023, mainly due to marketing expenses incurred to maintain existing customers and develop new customers, and promote our businesses and branding activities.

Depreciation. Our depreciation expenses decreased by 11.7% from US$2.0 million in 2022 to US$1.8 million in 2023, mainly attributable to the full impairment of mining equipment in the second quarter of 2022.

Impairment of fixed assets. The mining equipment was fully impaired during the six-month period of 2022 in an amount of US$1.7 million. No such charge in 2023.

Impairment of cryptocurrencies. The impairment charges of the BNB and wBNB tokens holdings from the sale of MetaWords NFTs in 2022 was US$0.3 million. No such charge in 2023.

Change in fair value of warrant liabilities. The gain from the change in fair value of the outstanding Public and Private Warrants in 2023 was US$0.6 million, compared to a gain of US$1.2 million in 2022.

Other Expenses. Other expenses increased from US$32,000 for the year ended December 31, 2022 to US$430,000 for the year ended December 31, 2023.

Income Tax Expenses

Our income tax expenses decreased from US$3,000 in 2022 to US$1,000 in 2023.

Net loss

As a result of the foregoing, we had net losses of US$5.8 million in 2023 compared to a net loss of US$34.0 million in 2022.

Net loss attributable to LGHL

After allocating net loss to non-controlling interest, net loss attributable to parent company was US$5.3 million in 2023, compared to US$31.6 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues decreased by US$27.6 million from an income of US$25.1 million for the year ended December 31, 2021 to a loss of US$(2.5) million for the year ended December 31, 2022, primarily due to the trading losses in CFD and TRS trading services.

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

Others. Other income decreased by US$0.1 million from US$0.7 million for the year ended December 31, 2021, to US$0.6 million for the year ended December 31, 2022. The decrease in other income was primarily attributed to sale of MetaWords NFTs of US$0.4 million and interest, other income of US$0.7 million generated in 2022, and the decrease of US$0.9 million in trading losses from exchange-traded stock, offset by the decrease of US$1.7 million in Bitcoin mining income as the Bitcoin mining operation has ceased since October 2021.

Expenses

Our total expenses increased by 21.4% from US$25.9 million for the year ended December 31, 2021 to US$31.5 million for the year ended December 31, 2022, primarily due to increases in research and development, communication and technology expenses, marketing expenses, depreciation and impairment of mining equipment, partially offset by the decrease in service fees, compensation expenses, change in fair value of warrants liabilities, and cost of crypto mining.

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

Our principal sources of liquidity have been cash generated from our operations and capital raised through equity and debt transactions. As of December 31, 2023, and 2022, we had US$29.0 million, and US$11.1 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks which are unrestricted for withdrawal or use. We also held short-term investments that can be redeemed on demand of US$4.5 million, and US$11.1 million as of December 31, 2023 and 2022, respectively. The short-term investments we held are mainly equity securities listed on Shanghai/Shenzhen Stock Exchange and Hong Kong Stock Exchange. The Company did not have available and unused external source of liquidity as of the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$

Unrestricted cash	$28,953,780	$11,159,610	$15,098,151
Short-term investments	4,522,805	11,104,047	15,900,369
	$33,476,585	$22,263,657	$30,998,520

We have been able to meet our working capital needs in the past, and based on our current operating plan, we expect that our existing unrestricted cash and short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for the next 12 months. In the long term, our working capital needs will depend on many factors, including the rate of our business and revenue growth, the timing of our various expenditures and cash provided by and used in operating, investing and financing activities and capital expenditures.

To the extent our unrestricted cash, short-term investments and cash flow from operating activities are insufficient to satisfy its liquidity needs in accordance with our strategic plan in the future, we may decide to raise additional funds through the sale of equity or convertible debt securities. If additional funding is necessary or desirable, however, we may not be able to effect an equity or debt financing in amounts or on terms acceptable to us or at all. If we are unable to raise additional capital when needed, its results of operations and financial condition would be materially and adversely impacted.

The following table presents our cash and cash equivalents held in various currencies as of the years ended December 31, 2023, 2022 and 2021. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our chief financial officer and chief executive officer.

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$

Held in USD	$25,933,029	$8,373,124	$9,195,207
Held in HKD	2,856,008	2,652,077	5,781,609
Held in RMB	12,492	13,719	12,477
Held in SGD and other currencies	152,251	120,690	108,858
Total cash and cash equivalents	$28,953,780	$11,159,610	$15,098,151

As of December 31, 2023, 2022 and 2021, 0.03%, 0.09%, and 0.07% of our cash and cash equivalents were held in China. See “Transfers of Cash from Our Subsidiaries to the Company” below for the ability of subsidiaries to transfer funds to the holding company.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in the multiple jurisdictions where our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong), the CIMA and MAS that our subsidiaries were required to maintain as of December 31, 2023, 2022 and 2021 and the actual amounts of capital that were maintained.

	As of December 31, 2021		As of December 31, 2022		As of December 31, 2023
	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Operating Subsidiaries
Lion International Securities Group Limited	$384,736	$1,231,361	$384,892	1,152,970	$384,034	1,191,452	807,418	310%
Lion Futures Limited	384,736	1,241,548	384,892	1,407,515	384,034	1,105,705	721,671	288%
Lion Asset Management Limited	12,825	53,199	12,830	73,835	12,801	371,207	358,406	2,900%
BC Wealth Management Limited	12,825	285,086	38,489	307,610	64,006	171,232	107,226	268%
Lion International Financial (Singapore) Pte. Ltd.	739,694	1,073,516	744,313	856,642	757,691	794,148	36,457	105%
Lion Brokers Limited	5,821,258	19,632,458	4,259,858	13,572,706	5,555,528	18,036,054	12,480,526	325%
Total	$7,356,074	$23,517,168	$5,825,274	$17,371,279	$7,158,093	$21,669,798	$14,511,705	303%

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

BC Wealth Management Limited (“BCWML”), Lion’s Hong Kong subsidiary, is a member of the Professional Insurance Brokers Association Limited (“PIBA”) and is engaged in the business of insurance brokerage services. BCWML is subject to the minimum requirements specified by the Insurance Authority (“IA”) under section 70(2) of the Ordinance. Under the rule, BCWML is required to maintain a minimum capital and net assets of approximately US$64,000 (HK$500,000).

Lion International Financial (Singapore) Pte. LTD. (“LIFSL”), Lion’s Singapore subsidiary, is licensed by the MAS to conduct the regulated activities of dealing in capital markets products and it is subject to specified licensing condition. LIFSL is subject to the requirements of Securities and Futures Act (Cap. 289) (“SFA”). Under the rule, LIFSL is required to maintain a minimum liquid capital of approximately US$758,000 (SGP 1,000,000).

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

As of December 31, 2023, 2022 and 2021, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2023	2022	2021

Net cash provided by (used in) operating activities	$13,412,873	$(3,940,552)	$(20,482,499)
Net cash provided by (used in) investing activities	1,416,000	(7,093,339)	(12,104,687)
Net cash provided by financing activities	1,659,010	9,808,775	43,578,397
Effect of exchange rate changes on cash and restricted cash	205,913	(123,760)	(33,833)
Net increase (decrease) in cash and restricted cash	16,693,796	(1,348,876)	10,957,378
Cash and restricted cash at beginning of period	14,402,599	15,751,475	4,794,097
Cash and restricted cash at end of period	$31,096,395	$14,402,599	$15,751,475

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was US$13.4 million, primarily attributable to our net losses of US$5.8 million, as adjusted by (i) share based compensation of US$1.7 million, the depreciation and amortization expenses of US$1.8 million, amortization of debt discounts of US$0.5 million, and change in fair value of warrant liabilities and option liabilities in total of US$0.6 million, (ii) a decrease of US$19.5 million in receivables from broker-dealers and clearing organizations, and (iii) a decrease of US$6.6 million in securities owned. These were partially offset by (i) a decrease of US$1.3 million in payables to customers and (ii) a decrease of US$9.9 million in payables to broker-dealers and clearing organizations.

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

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 was US$1.4 million, primarily attributable to (i) proceeds of US$1.5 million received from the sale of the subsidiary in mainland China, (ii) collection of loans receivable of US$ 7.8 million, partially offset by the purchase of copyrighted trading software programs of UD$7.9 million.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was US$1.7 million, primarily attributable to (i) US$0.7 million of proceeds as a result of the exercise of warrants, and (ii) US$2.4 million of net proceeds from issuance of convertible debenture, partially offset by (i) repayment of US$1.3 million to minority shareholder and (ii) US$0.1 million of repayment to director.

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

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2023, 2022, and 2021:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Subsidiaries
Lion Broker Limited	$12,365,221	$18,203,025	$4,508,885
Lion Futures Limited	-	-	130,000
Lion International Securities Group Limited	-	-	64,271
Lion Wealth Limited	1,971,385	6,500,000	50,000
BC Wealth Management Limited	-	-	81,960
Total	$14,336,606	$24,703,025	$4,835,116

For the years ended December 31, 2023, 2022 and 2021, we did not pay any dividends to our shareholders. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Financing Arrangements

The following is a summary of our borrowings and redeemable securities as of December 31, 2023, 2022 and 2021, which were obtained for working capital purpose.

	As at December 31,
	2023	2022	2021
	US$	US$	US$
Outstanding principal amount
Minority shareholder loan	$110,000	$110,000	$110,000
December 2020 Convertible debenture (1)	-	-	-
August 2022 Convertible debenture (1)	-	3,500,000	-
December 2022 Convertible debenture (1)	-	3,000,000	-
September 2023 Convertible debenture (1)	2,500,000	-	-
Series B Convertible Preferred Shares (1)	-	-	4,000,000
	$2,610,000	$6,610,000	$4,110,000

(1)	The securities are convertible into ADSs since the issuance at the holder’s election.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2023. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements.

	Payments Due by Period
	Total	Short-term less than 1 Year	Long-term over 1 year
Operating lease obligations	$620,920	$537,440	$83,480

Other than the Financing Arrangements and Operating Lease Commitments above, we did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2023.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and copyrighted trading software programs. Our capital expenditures were US$7.8 million in 2023, nil in 2022, and US$10.2 million in 2021. We will continue to make capital expenditures to meet the growth of our business when needed. We intend to fund our future capital expenditures with our existing cash balance and proceeds from debt or equity financing activities.

Capital Commitments

We did not have significant commitments for capital expenditures that were contracted but not yet reflected in the consolidated financial statements as of December 31, 2023.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — B. Business Overview”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity, capital resources, or that would cause disclosed financial information not to be necessarily indicative of future operation results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. The use of estimates is an integral component of the financial reporting process, and actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2023 for more information on our significant accounting policies.

Revenue Recognition

Revenue from contracts with customers include commission income from securities, futures and derivative brokerage services, CFD trading services, insurance brokerage services and crypto currency mining. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration including noncash consideration should be applied due to uncertain future events.

OTC Stock Options Assets and Liabilities

At period end, the fair value of the stock options is determined and the open stock options contracts are marked-to-market. As of December 31, 2023, a total of OTC stock options assets of $1.8 million and a total of stock options liabilities of $3.0 million were recorded on the consolidated balance sheets in relation to the open positions.

We used Black-Sholes-Merton pricing model to value the stock options, which are sensitive to risk-free interest rate, expected stock price volatility, dividend yields, and expected term. The expected volatility assumption is based partially upon the historical volatility of underlying shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of stock options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, the fair value of stock options assets and liabilities could be significantly different from what we recorded at the current period end.

Impairment of Long-lived Assets

Various factors that we use in determining the impact of the impairment assessments include the expected useful lives of long-lived assets and the ability to realize any undiscounted cash flows in excess of the carrying amounts of such asset or asset groups, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of long-lived assets, there is risk that the carrying value of these assets may require adjustment in future periods.

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

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$

Net (loss) income attributable to LGHL	$(5,259,008)	$(31,563,283)	$22,782
Stock-based compensation	1,673,883	1,300,550	381,800
Amortization of debt discounts	522,319	658,680	783,994
Depreciation expenses	1,795,011	2,032,386	1,295,470
Impairment of fixed assets	-	1,690,028	-
Change in fair value of warrant liabilities	(565,313)	(1,260,354)	470,804
Non-GAAP (loss) income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	$(1,833,108)	$(27,141,993)	$2,954,850

Non-GAAP (losses) earnings per share for both Class A and Class B
- basic (i)	$(0.02)	$(0.59)	$0.10
- diluted (i)	$(0.02)	$(0.59)	$0.09

Non-GAAP income (loss) per ADS
- basic	$(0.75)	$(29.52)	$4.91
- diluted	$(0.75)	$(29.52)	$4.45

Weighted average Class A ordinary shares outstanding
- basic (i)	108,269,640	40,438,604	26,046,212
- diluted (i)	108,269,640	40,438,604	29,145,497

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	13,478,813	5,535,888	4,041,875

	Year ended December 31,
	2023		2022		2021
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted
Earnings (Loss) attributable to LGHL per share for both Class A and Class B	(0.04)	(0.04)	(0.69)	(0.69)	0.00	0.00
Stock-based compensation	0.01	0.01	0.03	0.03	0.01	0.01
Amortization of debt discounts	0.00	0.00	0.01	0.01	0.03	0.02
Depreciation expenses	0.01	0.01	0.04	0.04	0.04	0.04
Impairment of fixed assets	-	-	0.04	0.04	-	-
Change in fair value of warrant liabilities	(0.00)	(0.00)	(0.03)	(0.03)	0.02	0.01
Non-GAAP (losses) earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets)	(0.02)	(0.02)	(0.59)	(0.59)	0.10	0.09

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following sets forth certain information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Jian Wang	42	Chairman of the Board (Class II)
Chunning Wang	45	Director, Chief Executive Officer (Class II)
Yan Zhang	43	Director and President (Class I)
Hua Luo	39	Director and Chief Operating Officer (Class I)
Zhixiang Zhang	55	Director (Class I)
Chi Fai Choi	46	Independent Director (Class I)
Anthony Lau Hoi Ho	38	Independent Director (Class II)
Tak Wing Lo	37	Independent Director (Class II)
Sze Hau Lee	38	Chief Financial Officer

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

Anthony Lau Hoi Ho is our independent director. Since January 2023, Mr. Anthony Lau Hoi Ho has been serving as a managing director of Vanzbon CPA Co., Limited, where he provides technical support for audit assignment. Starting from March 2022, Mr. Anthony Lau Hoi Ho has been an FP&A manager of Guest Supply Asia Pacific, where he leads the budgeting and analysis function of APAC area. Mr. Ho was a commercial finance manager at Pandora between November 2020 and February 2022, where he led the finance function of Hong Kong, Macau, and Taiwan with market leaders. Prior to that, Mr. Ho was a brand management controller at L’Oréal Hong Kong Limited between May 2018 and November 2020. Mr. Ho obtained his bachelor’s degree in Accountancy from The Hong Kong Polytechnic University in June 2007. Mr. Ho is an authorized supervisor, practicing accountant, and certified public accountant at Hong Kong Institute of Certified Public Accountants.

Tak Wing Lo serves on our board. Since December 2022, Mr. Lo has been serving as the responsible officer of Tianda Financial Limited, a company principally engaged in the provision of financial services. From February 2018 to January 2023, Mr. Lo served as the head of corporate finance of Zhenro Properties Group Limited (HKEx: 06158), a company principally engaged in real estate development and property leasing. Mr. Lo obtained a Master of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology and a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University, in 2012 and 2007, respectively.

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

For the fiscal year ended December 31, 2023, we paid an aggregate of US$1.3 million in cash and US$0.4 million in shares to our executive officers and directors, and an aggregate of US$0.08 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—2020 Share Incentive Plan” and “—2023 Share Incentive Plan” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

2020 Share Incentive Plan

In connection with the consummation of the Business Combination, we adopted the 2020 Share Incentive Plan (“2020 Plan”). Under this Plan, up to 4,632,449 of our ordinary shares outstanding immediately after the Business Combination are available for Awards. Each vested RSU (as reported) entitles the participant of the Plan to receive one ADS, subject to adjustments for dividend payments. As of the date of this annual report, we have granted 3,936,504 deferred shares under this Plan, including 360,000 deferred shares granted to our executive officers and directors.

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

2023 Share Incentive Plan

In 2023, we adopted the 2023 Share Incentive Plan (“2023 Plan”). Under this Plan, up to 33,818,770 of our ordinary shares outstanding are available for Awards. Each vested RSU (as reported) entitles the participant of the 2023 Plan to receive one ADS, subject to adjustments for dividend payments. As of the date of this annual report, we have granted 32,000,000 deferred shares under this Plan to our executive officers and directors.

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

Audit Committee

Our audit committee comprises of Chi Fai Choi, Anthony Lau Hoi Ho and Tak Wing Lo, and is chaired by Chi Fai Choi. All of the directors satisfy the “independence” requirement of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee is responsible for, among other things, appointing, retaining, setting compensation of, and supervising our independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing our accounting practices and systems of internal accounting and disclosure controls.

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

We had a total of 46 employees in Hong Kong and Singapore as of December 31, 2023. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

following table sets forth the number of our employees by function as of December 31, 2023:

Sales and Marketing	4
Operation	20
General and Administration	11
Finance and Accounting	5
Management	6
Total	46

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

The following table sets forth information regarding the beneficial ownership based on a total number of 203,093,850 ordinary shares outstanding as of the date of December 31, 2023, including 179,250,754 Class A Ordinary Shares and 23,843,096 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	% of Total Ordinary Shares Outstanding	% of Voting Power(2)
Directors and Executive Officers
Jian Wang	*	14,911,956	7.39%	58.17%
Chunning Wang(1)	*	8,931,140	4.45%	34.84%
Hua Luo	*	—		*
Zhixiang Zhang	*	—		*
Chi Fai Choi	*	—		*
Anthony Lau Hoi Ho	*	—		*
Yan Zhang	*	—		*
Tak Wing Lo	*	—		*
Sze Hau Lee	*	—		*
All executive officers and directors as a group	360,000	23,843,096	11.92%	93.01%

Five Percent or Greater Shareholders
Legend Success Ventures Limited(1)	*	8,931,140	4.45%	34.84%

*	Beneficially owns less than 1% of our Class A Ordinary Shares

(1)	Represents 8,931,140 Class B Ordinary Shares held by Legend Success Ventures Limited. Mr. Chunning Wang, the sole shareholder and sole director of Legend Success Ventures Limited, may be deemed to beneficially own shares held by Success Ventures Limited and has sole voting and dispositive control over such securities.

(2)	Each Class B Ordinary Share is entitled to 100 votes per share as of December 31, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— Beneficial Ownership of Securities.”

B.	Related Party Transactions

Transaction with Minority Shareholder

In October 2021, Lion Wealth Management Limited (“LWML”), one of our subsidiaries and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited (“LML”), to develop the Group’s new Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. As of December 31, 2023 and 2022, LML recorded payable to DAWA for research and development expenses in the amount of approximately $838,000 each.

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

Dividend

We did not pay any dividends to our shareholders in 2023 and 2022. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association contained in our Form 6-K filed with the Registrar on October 6, 2023 (the “Articles”). The following are material provisions of our currently effective Amended and Restated Memorandum and Articles of Association, as well as the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) insofar as they relate to the material terms of our ordinary shares.

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

With respect to non-corporate U.S. holders, under tax laws currently in effect and subject to the PFIC rules discussed above, dividends may be subject to the lower applicable long-term capital gains tax rate (See “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Securities” below) if our Securities are readily tradeable on an established securities market in the United States and certain other requirements are met.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by UHY LLP, our former independent registered public accounting firm, and HTL International, LLC, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2022	2023
	USD	USD
Audit fees(1)
UHY LLP	180,000	246,000
HTL International, LLC	-	-
Audit related fees(2)
UHY LLP	70,000	103,000
HTL International, LLC	-	40,419
Tax fees(3)
UHY LLP	10,450	6,163
HTL International, LLC	-	-

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by UHY LLP or HTL International, LLC, including audit services and audit-related services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 31, 2023, the audit committee of the board of directors of the Company resolved to release UHY LLP as the Company’s independent registered public accounting firm, effective August 31, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding the release, UHY LLP has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to UHY LLP’s satisfaction, would have caused UHY LLP to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

UHY has provided a letter to us, dated September 6, 2023 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

On August 31, 2023, the Company has engaged HTL International, LLC as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023. The decision to engage HTL International, LLC as the Company’s independent registered public accounting firm was approved by the board of directors of the Company.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with HTL International, LLC regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by HTL International, LLC, in either case where written or oral advice provided by HTL International, LLC would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

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

ITEM 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for identifying, assessing, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct risk assessments to identify cybersecurity threats annually as well as in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to mitigate identified risks; reasonably address any identified gaps in existing safeguards; and monitor the effectiveness of our safeguards. We devote resources and designate high-level personnel, including our dedicated IT Director who reports to our Chief Executive Officer (“CEO”), to manage the risk assessment and mitigation process. Our IT Director works closely with a team of cybersecurity professionals with extensive experience and expertise in cybersecurity threat assessments and detection, incident response and mitigation.

As part of our overall risk management system, we assess our safeguards in collaboration with various functional teams, including Information Security, Information Technology, and train our employees on these safeguards. Personnel at all levels and teams are required to receive periodic security awareness training to ensure that they understand our cybersecurity policies and their roles in protecting our information systems or any information residing therein.

We have a set of company-wide policies and procedures concerning cybersecurity matters that include security risk assessment, identity and access control, vendor security and network security. There are other policies related to cybersecurity involving employees’ use of company equipment and resources, remote work and workplace security and safety. These policies are reviewed periodically and approved by appropriate members of management.

We engage assessors, consultants, auditors, or other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. These services include Web Application Penetration Testing, Infrastructure security testing, consultant engagements, incident response preparedness, and vendor security review. We require each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, in connection with the services they provide to us, and to promptly report any suspected breach of its security measures that may affect us.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please see Item 3.D. “Risk Factors” of this Annual Report on Form 20-F, including the risk factors titled “If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected”.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for oversight of our risk management framework, which is designed to monitor and manage strategic and operational risks. Management is responsible for the day-to-day identification, assessment, and management of risks in our operations, including cybersecurity risks. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

Our IT Director has more than 25 years of information technology expertise and is responsible to identify, assess and manage our material risks from cybersecurity threats. Our IT Director started his career as a system engineer and has held various leadership positions at Thomson Reuters, Cartridge Express Pte Ltd and Tianda Group Limited . He received a bachelor degree in Computer Science from University of Ulster.

Our IT Director oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The processes by which our IT Director is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following: tabletop exercises, vulnerability management programs, internal & external security risk assessments, threat modeling processes of new services, third party security risk functions, incident response processes, phishing awareness programs, and additional control validation services.

Our IT Director reports to our CEO ad hoc or at least annually regarding the company’s cybersecurity risks and activities, including the implementation and operation of preventative controls and the detection, any recent cybersecurity incidents, and mitigation and remediation responses. The CEO reports to the Board of Directors and Audit Committee on key cybersecurity risk management topics, as appropriate.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lion Group Holding Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit

Exhibit No.	Description
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among Lion Group Holding Ltd., Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Registrant’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Lion Group Holding Ltd., Proficient and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.5 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.6	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020 (incorporated by reference to Exhibit 10.2 of Registrant’s Form F-6-K filed on December 16, 2020)
2.7	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on December 16, 2020)
2.8	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on December 16, 2020)
2.9	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.5 of Registrant’s Form F-6-K filed on December 16, 2020)
2.10	Description of Securities (incorporated by reference to Exhibit 2.10 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
2.11	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on May 18, 2022)
2.12	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on August 10, 2022)
2.13	Amendment No. 1 to the Deposit Agreement (incorporated by reference to Exhibit 5 filed with Form F-6EF (File No. 333-273223) filed with the SEC on July 13, 2023)
2.14	Form of Series H American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on September 5, 2023)
2.15	Form of Series I American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on January 23, 2024)

3.1	Amended and Restated Memorandum of Articles of Association (incorporated by reference to Exhibit 1.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
3.2	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on February 16, 2022)
3.3	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on January 19, 2023)
4.1	Registrant’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
4.2	Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.3	Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.4	Securities Purchase Agreement dated May 17, 2022 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on May 18, 2022)
4.5	Securities Purchase Agreement dated August 9, 2022 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on August 10, 2022)
4.6	Form of Asset Acquisition Agreement dated April 6, 2023 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on April 11, 2023)
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP
15.2*	Consent of HTL International, LLC
16.1	Letter of UHY LLP dated September 6, 2023 (incorporated by reference to Exhibit 16.1 of Registrant’s current report on Form 6-K filed with the SEC on September 6, 2023)
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 filed with the Current Report on Form 6-K filed on November 3, 2023).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F

**	Furnished with this Annual Report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Director and Chief Executive Officer

Date: April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lion Group Holding Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023, and the related consolidated statement of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2023 and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2023.

Houston, Texas

April 30, 2024

PCAOB ID # 7000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lion Group Holding Ltd. and its subsidiaries (the “Group”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in presentation for the one-for-fifty reverse American depositary share (“ADS”) split, which was described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by HTL International, LLC.

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

New York, New York

April 28, 2023

PCAOB ID # 1195

LION GROUP HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share and per share data)

	December 31,
	2023	2022

Assets
Current Assets
Cash and cash equivalents	$28,953,780	$11,159,610
Restricted cash-bank balances held on behalf of customers	2,142,615	3,242,989
Securities owned, at fair value	4,522,805	11,104,047
Receivables from broker-dealers and clearing organizations	13,852,846	33,342,254
Short-term loans receivable	-	7,126,021
Other receivables	60,413	534,437
Derivative assets, at fair value	1,801,095	-
Prepaids, deposits and other	2,095,800	2,534,684
Total current assets	53,429,354	69,044,042

Long term investment	-	1,436,142
Fixed assets, net	19,844,396	13,786,344
Right-of-use assets	593,678	1,160,563
Other assets	677,158	1,207,293
Total Assets	$74,544,586	$86,634,384

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$22,548,699	$23,829,192
Payables to broker-dealers and clearing organizations	15,059,984	24,963,524
Accrued expenses and other payables	2,198,697	1,923,305
Derivative liabilities, at fair value	3,009,166	-
Embedded derivative liabilities	878,420	2,292,056
Short-term borrowings	110,000	110,000
Lease liability - current	537,440	601,531
Due to director	-	146,671
Total current liabilities	44,342,406	53,866,279

Lease liability - noncurrent	83,480	618,705
Convertible debentures	1,597,404	4,061,735
Warrant liabilities	109,687	675,000
Total Liabilities	46,132,977	59,221,719

Commitments and Contingencies

Stockholders’ Equity
Preferred shares, $0.0001 par value, 2,500,000,000 shares authorized	-	-
Class A ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 179,250,754 and 48,761,596 shares issued and outstanding at December 31, 2023 and 2022, respectively (i)	17,925	4,876
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 23,843,096 and 9,843,096 shares issued and outstanding at December 31, 2023 and 2022, respectively (i)	2,384	984
Additional paid in capital	71,532,253	63,660,939
Accumulated deficit	(39,751,871)	(34,492,863)
Accumulated other comprehensive losses	(268,562)	(303,213)
Total LGHL shareholders’ equity	31,532,129	28,870,723

Non-controlling interest	(3,120,520)	(1,458,058)
Total shareholders’ equity	28,411,609	27,412,665

Total Liabilities and Stockholders’ Equity	$74,544,586	$86,634,384

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)
 (In U.S. dollar except for share and per share data)

	Year Ended December 31,
	2023	2022	2021

Revenues (losses)
Insurance brokerage commissions	$1,169,306	$455,394	$542,795
Securities brokerage commissions and fees	2,732,846	3,412,644	3,188,684
Market making commissions and fees	3,121,661	781,878	4,324,650
Interest income	2,424,676	3,229,716	1,351,318
Trading gains (losses)	10,479,504	(11,467,969)	13,379,146
Other income	1,163,251	1,118,244	2,387,368
	21,091,244	(2,470,093)	25,173,961

Expenses and others
Commissions and fees	3,418,398	3,198,934	3,317,692
Compensation and benefits	4,099,852	3,620,506	4,069,203
Occupancy	870,254	826,254	778,881
Communication and technology	3,059,462	3,392,794	1,929,981
Cost of crypto mining	-	-	1,163,846
General and administrative	1,432,148	1,228,572	2,016,582
Professional fees	3,407,365	3,716,839	3,836,817
Research and development	7,115	4,693,995	1,205,040
Services fees	2,352,832	1,956,785	3,574,579
Interest	2,413,102	2,334,598	1,608,100
Depreciation and amortization	1,795,011	2,032,386	916,916
Marketing	4,196,795	3,743,567	913,675
Impairment of fixed assets	-	1,690,028	-
Impairment of cryptocurrencies	-	293,619	-
Change in fair value of warrant liabilities	(565,313)	(1,260,354)	470,804
Other operating	430,214	32,406	144,175
	26,917,235	31,500,929	25,946,291

Loss before income taxes	(5,825,991)	(33,971,022)	(772,330)

Income tax expense	(1,058)	(3,419)	(54,367)

Net loss	$(5,827,049)	$(33,974,441)	$(826,697)

Net loss attributable to non-controlling interests	(568,041)	(2,411,158)	(849,479)

Net (loss) gain attributable to LGHL	$(5,259,008)	$(31,563,283)	$22,782

Deemed dividend on the effect of the down round features	(6,112,000)	-	(6,354,500)
Deemed dividend on the effect of the warrant modification	(3,086,000)	-	-
Dividends and deemed dividends on preferred shares	-	(595,208)	(1,810,204)

Net loss attributable to LGHL ordinary shareholders	$(14,457,008)	$(32,158,491)	$(8,141,922)

Loss per share for both Class A and Class B ordinary shares- basic and diluted (i)	$(0.12)	$(0.70)	$(0.27)

Loss per ADS- basic and diluted (i)	$(5.94)	$(34.97)	$(13.53)

Weighted average Class A ordinary shares outstanding- basic and diluted (i)	108,269,640	40,438,604	26,046,212

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	13,478,813	5,535,888	4,041,875

(i)	On July 3, 2023, LGHL announced that it plans to change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The change in the ADS ratio was effective on July 13, 2023. For LGHL’s ADS holders, the change in the ADS ratio had the same effect as a one-for-fifty reverse ADS split. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for all periods presented had been retrospectively adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. dollar)

	Year Ended December 31,
	2023	2022	2021

Net loss	$(5,827,049)	$(33,974,441)	$(826,697)
Other comprehensive income (loss)
Foreign currency translation adjustment	217,684	(245,681)	(40,064)
Comprehensive loss	$(5,609,365)	$(34,220,122)	$(866,761)
Comprehensive loss attributable to non-controlling interests	(385,008)	(2,411,158)	(849,479)
Comprehensive loss attributable to LGHL	$(5,224,357)	$(31,808,964)	$(17,282)

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In U.S. dollar except for share and per share data)

	Series A Convertible		Class A		Class B		Additional		Accumulated Other	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Interest	Total
Balance at January 1, 2021		$-	9,627,553	$963	9,843,096	$984	$12,269,761	$(2,952,362)	$(17,468)	$-	$9,301,878
Issuance of January 2021 Call Options for service	-	-	-	-	-	-	1,909,000	-	-	-	1,909,000
Conversion of Debenture into ordinary shares	-	-	889,667	89	-	-	1,611,511	-	-	-	1,611,600
December 2020 Warrants	-	-	14,200,000	1,420	-	-	27,398,580	-	-	-	27,400,000
2020 PIPE Warrants	-	-	770,833	77	-	-	1,541,588	-	-	-	1,541,665
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	-	-	1,486,504	148	-	-	(148)	-	-	-	-
Issuance of ordinary shares to Yun Tian	-	-	353,623	36	-	-	777,935	-	-	-	777,971
Exercise of January 2021 Call Options	-	-	2,000,000	200	-	-	3,999,800	-	-	-	4,000,000
Issuance of Series A Convertible Preferred Shares and detachable February 2021 Warrants, net of costs	7,000	4,231,453	-	-	-	-	2,067,547	-	-	-	6,299,000
conversion feature (“BCF”) of Series A Convertible Preferred Shares	-	(1,562,905)	-	-	-	-	1,562,905	-	-	-	-
Series A Convertible Preferred Shares in connection with BCF	-	1,562,905	-	-	-	-	(1,562,905)	-	-	-	-
n Series A Convertible Preferred Shares	-	-	-	-	-	-	(195,000)	-	-	-	(195,000)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(500)	(302,247)	349,789	35	-	-	302,212	-	-	-	-
Convertible Preferred Shares and detachable December 2021 Warrants, net of costs	-	-	-	-	-	-	942,448	-	-	-	942,448
BCF of Series B Convertible Preferred Shares	-	-	-	-	-	-	1,613,080	-	-	-	1,613,080
Deemed dividend on Series B Convertible Preferred Shares in connection with BCF and accretion of discounts	-	-	-	-	-	-	(36,299)	-	-	-	(36,299)
on Series B Convertible Preferred Shares	-	-	-	-	-	-	(16,000)	-	-	-	(16,000)
Acquisition of noncontrolling interest	-	-	-	-	-	-	(128,804)	-	-	88,804	(40,000)
Net Income (loss)	-	-	-	-	-	-	-	22,782	-	(849,479)	(826,697)
Other comprehensive loss	-	-	-	-	-	-	-	-	(40,064)	-	(40,064)
Balance at December 31, 2021	6,500	$3,929,206	29,677,969	$2,968	9,843,096	$984	$54,057,211	$(2,929,580)	$(57,532)	$(760,675)	$54,242,582
Effect of early adoption of ASU 2020-06	-	-	-	-	-	-	(1,590,676)	-	-	-	(1,590,676)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(6,500)	(3,929,206)	8,280,270	828	-	-	4,123,378	-	-	-	195,000
Series B Convertible Preferred Shares in connection with accretion of discounts	-	-	-	-	-	-	(187,353)	-	-	-	(187,353)
Conversion of Series B Convertible Preferred Shares and accrued dividends	-	-	5,158,472	516	-	-	3,016,284	-	-	-	3,016,800
Issuance of ordinary shares to nonemployees in connection with 2020 Share Incentive Plan	-	-	2,450,000	245	-	-	1,837,255	-	-	-	1,837,500
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	-	-	-	-	-	-	1,330,271	-	-	-	1,330,271
Conversion of May 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	3,194,885	319	-	-	1,074,569	-	-	-	1,074,888
Contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	1,713,775	1,713,775
Net loss	-	-	-	-	-	-	-	(31,563,283)	-	(2,411,158)	(33,974,441)
Other comprehensive loss	-	-	-	-	-	-	-	-	(245,681)	-	(245,681)
Balance at December 31, 2022	-	-	48,761,596	4,876	9,843,096	984	63,660,939	(34,492,863)	(303,213)	(1,458,058)	27,412,665

Conversion of August 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	39,489,758	3,949	-	-	3,678,708	-	-	-	3,682,657
Conversion of December 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	70,999,400	7,100	-	-	3,121,473	-	-	-	3,128,573
Issuance of Warrants H in consideration for the investor to purchase September 2023 Convertible Debenture	-	-	-	-	-	-	2,000	-	-	-	2,000
Issuance of Class A ordinary shares as a result of the partial exercise of Warrants E	-	-	20,000,000	2,000	-	-	697,200	-	-	-	699,200
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	-	-	14,000,000	1,400	371,933	-	-	-	373,333
Net contributions from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	(1,277,454)	(1,277,454)
Net loss	-	-	-	-	-	-	-	(5,259,008)	-	(568,041)	(5,827,049)
Other comprehensive income	-	-	-	-	-	-	-	-	34,651	183,033	217,684
Balance at December 31, 2023	-	$-	179,250,754	$17,925	23,843,096	$2,384	$71,532,253	$(39,751,871)	$(268,562)	$(3,120,520)	$28,411,609

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollar)

	Year Ended December 31,
	2023	2022	2021

Cash Flows from Operating Activities
Net loss	$(5,827,049)	$(33,974,441)	$(826,697)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock based compensation expense (1)	1,673,883	1,300,550	381,800
Impairment of fixed assets	-	1,690,028	-
Change in fair value of warrant liabilities	(565,313)	(1,265,625)	470,804
Change in fair value of option liability	1,208,071	(554,710)	149,740
Change in fair value of embedded derivative liability	47,944	5,271	-
Amortization of right-of-use assets	567,132	662,416	-
Gain on sale of Lion Hangzhou	(121,781)	-	-
Gain on sale of crypto currencies	(89,649)	-	(17,496)
Impairment on cryptocurrencies	-	293,619	-
Amortization of debt discounts	522,319	658,680	783,994
Depreciation and amortization	1,795,011	2,032,386	1,295,470
Deferred taxes	-	-	1,128
Gain on forgiveness of debt	-	-	(104,640)
(Increase) decrease in operating assets
Securities owned	6,581,242	4,796,322	(15,882,747)
Receivables from broker-dealers and clearing organizations	19,489,408	54,596,123	(79,849,184)
Derivative assets, at fair value	(1,801,041)	-	-
Prepaids, deposits and other assets	(673,442)	6,673,603	(7,028,192)
Intangible assets	-	(438,042)	-

Increase (decrease) in operating liabilities
Payables to customers	(1,280,493)	(12,130,733)	30,738,655
Payables to broker-dealers and clearing organizations	(9,903,540)	(28,138,296)	49,256,080
Derivative liabilities, at fair value	1,801,095	-	404,970
Accrued expenses and other payables	588,392	510,897	(256,184)
Lease liabilities	(599,316)	(658,600)	-
Net cash provided by (used in) operating activities	13,412,873	(3,940,552)	(20,482,499)

Cash Flows from Investing Activities
Purchases of fixed assets	(7,850,000)	-	(10,234,188)
Proceeds from sale of Lion Hangzhou	1,500,000	-	-
Investment in investment funds	-	-	(1,550,314)
Acquisition of noncontrolling interest	-	-	(40,000)
Short term loans receivable	-	(8,524,659)	(1,000,000)
Proceeds from sale of crypto currencies	-	-	-
Collection of short term loan	7,766,000	1,431,320	719,815
Net cash provided by (used in) investing activities	1,416,000	(7,093,339)	(12,104,687)

Cash Flows from Financing Activities
Proceeds from the partial exercise of Warrants E	699,200	-	-
Proceeds from the exercise of December 2020 warrants	-	-	27,400,000
Proceeds from the exercise of August 2020 PIPE Warrants	-	-	1,541,666
Proceeds from the exercise of January 2021 Call Options	-	-	4,000,000
Proceeds from issuance Series A Convertible Preferred Shares and detachable warrants, net of issuance costs	-	-	6,299,000
Proceeds from issuance of Series B Convertible Preferred Shares and detachable December 2021 Warrants, net of costs	-	-	3,742,000
Proceeds from issuance of ordinary shares to Yuntian	-	-	777,971
Proceeds from issuance of convertible debenture, net of costs	2,365,000	8,095,000	-
Net contributions from noncontrolling shareholder	(1,277,454)	1,713,775	-
Proceeds from Short-term borrowings	-	-	110,000
Repayment of Short-term borrowings	-	-	(292,240)
Repayment to director	(127,736)	-	-
Net cash provided by financing activities	1,659,010	9,808,775	43,578,397

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	205,913	(123,760)	(33,833)

Net Change in Cash, Cash Equivalents, and Restricted Cash	16,693,796	(1,348,876)	10,957,378

Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	14,402,599	15,751,475	4,794,097
Cash, Cash Equivalents, and Restricted Cash - End of Year	$31,096,395	$14,402,599	$15,751,475

Noncash Investing and Financing Activities
Transfer from other assets to intangible assets	$-	$-	$8,000,000
Decrease in receivable for fixed assets	$-	$-	$534,564
Increase in payable for fixed assets	$84,000	$-	$-
Value of January 2021 Call Options issued for service	$-	$-	$1,909,000
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	$-	$-	$148
Conversion of crypto currencies to USDT	$229,000	$-	$17,496
Effect of early adoption of ASU 2020-06	$-	$1,590,676	$-
Conversion of Debenture into ordinary shares	$4,471,230	$444,888	$1,611,600
Conversion of Series A Convertible Preferred Shares and accrued dividends	$-	$4,124,206	$302,247
Conversion of Series B Convertible Preferred Shares and accrued dividends	$-	$3,016,800	$-
Accrued dividends on Series A and Series B Convertible Preferred Shares	$-	$-	$211,000
Deemed dividend on Series A and Series B Convertible Preferred Shares	$-	$187,353	$1,599,204
Embedded derivative liabilities (make-whole interest feature)	$878,420	$2,916,785	$-
Share issuances in exchange for a decrease in embedded derivative liability	$2,340,000	$630,000	$-
Issuance of Warrants H	$2,000	$-	$-
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	$-	$1,330,271	$-
Lease liabilities arising from obtaining right-of-use assets	$-	$1,878,836	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,027,489	$1,613,789	$841,847
Cash paid for income taxes	$1,058	$3,419	$54,667

(1)	The amount includes stock-based expenses under January 2021 Call Options in the amount of $381,800 and under 2020 Share Incentive Plan & 2023 Share Incentive Plan in the amount of $1,292,083.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services, total return swap trading services, and market maker trading services. As a result of the consummation of a business combination (the “Closing”) with Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”) which was accounted for as a reverse recapitalization, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represented one Class A ordinary share upon the Closing. On July 13, 2023, the ADS ratio was changed from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The number of ADSs and the price per ADS prior to the ratio change event herein have been retrospectively adjusted for its effect.

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

In May 2019, the Group began to serve as the counterparty to its customers in derivative transactions. This predominantly occurs when a customer utilizes a contract for difference (“CFD”). CFDs allow for the exchange of the difference in value of a particular asset such as a currency pair between the time at which a contract is opened and the time at which it is closed. If the trades of one customer can be used to naturally offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to offset the trades of its customer, and the Group may also act as a broker in arranging trades between the customer and third-party market makers.

The Group officially began offering total return swap (“TRS”) trading services to customers in July 2020. The Group has entered into International Swaps and Derivatives Association (“ISDA”) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in the China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commissions and fees from customers for trades made through the TRS trading service.

The Group started to enter over-the-counter (“OTC”) call option contracts with customers in April 2021. The call option gives the holder the right, but not the obligation, to buy the underlying security at a predetermined price (strike price or exercise price) within a specific timeframe, ranges from 2 weeks to 6 months. The stocks underlying the call options issued are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. The Group serves as the counterparty to its customers in OTC stock options transactions. There are cases that the Group purchases the same call options from third party option issuers for offsetting. Upon signing the contract, the customers are required to pay the call premium to the Group. The Group generates trading gains or losses from the call options.

For the years ended December 31, 2023, 2022, and 2021, no trading customers accounted for more than 10% of its total revenue. For the years ended December 31, 2023, 2022 and 2021, one clearing broker accounted for 47%, 72%, and 61%, respectively, of the Group’s total commissions expense.

For the years ended December 31, 2023, 2022, and 2021, the Group placed 36% (1% of total revenue in 2023), 79% (13% of total loss in 2022), and 77% (2% of total revenue in 2021), respectively, of its insurance brokerage sales with one insurance provider.

The subsidiaries of the Company include a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited (“HKSCC”), remote trading member of Singapore Exchange Limited (“SGX”), and member of the Professional Insurance Brokers Association Limited (“PIBA”); the subsidiaries possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities, Type 2 Dealing in Futures Contracts, Type 4 Advising on Securities, Type 5 Advising on Futures Contracts, and Type 9 Asset Management, the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker, and the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore.

Details of the Company’s subsidiaries as of December 31, 2023 are as follows:

Company name	Date of Incorporation or acquisition	Place of incorporation or establishment	Ownership interest	Principal activities
Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding

Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding

Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage

Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage

Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant

Lion Asset Management Limited (F/K/A Lion Capital Management Limited) (“LAML”)	May 20, 2016	Hong Kong	51%	Asset management

BC Wealth Management Limited	October 14, 2014	Hong Kong	100%	Insurance brokerage

Lion Wealth Limited (“LWL”)	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	March 30, 2017	Cayman Islands	100%	Broker dealer and market maker

Lion International Financial (Singapore) Pte. LTD.	July 26,2019	Singapore	100%	Dormant

Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant

Lion Fintech Group Limited	April 13, 2021	British Virgin Islands	100%	Investment holding

Royal Lion Investment Limited	April 13, 2021	Cayman Islands	70%	Investment holding

Royal Lion Middle East DMCC	April 13, 2021	Dubai	70%	Dormant

Lion Workshop Ltd. (F/K/A Skyline Legend Ltd.)	April 26, 2021	British Virgin Islands	100%	Dormant

Lion NFT Limited	May 7, 2021	British Virgin Islands	90%	Investment and innovation in digital assets

Flying Lion Limited	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets

Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding

Aquarius II Sponsor Ltd.	May 4, 2021	British Virgin Islands	51%	Investment holding

Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	94%	Special purpose acquisition company

Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	93%	Special purpose acquisition company

Lion Metaverse Limited	October 26, 2021	British Virgin Islands	50%	Technology development

Lion Multi-Series Fund SPC	December 3, 2021	Cayman Islands	100%	Assets management

Lion Silver Capital Limited	February 24, 2022	British Virgin Islands	51%	Assets management

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

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Group’s Cayman Island operations, Singapore dollars for Singapore entity, and the Hong Kong dollar for all other Group operations. The Group’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Current Expected Credit Losses

On January 1, 2023, the Group adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in accumulated deficits. The impact to the current period is not material since the Group’s in-scope assets are primarily receivables from broker-dealers and clearing organizations, the management considers that these receivables have a low risk of default and the counterparties have a strong capacity to meet their contractual obligation.

An allowance for credit losses on other financial assets, including receivables from clients (commissions receivable), other receivable and various deposits due from vendors which were included in prepaids, deposits and other and other assets, is estimated based on the aging of these financial assets. The settlement periods of commissions receivable are usually short and within one month, the credit risk arising from receivables from clients is considered low. Other receivables and the deposits with various vendors were not material to the consolidated financial statements taken as a whole and historically the Group has not recorded an allowance for credit losses on their deposits. As a result, the allowance for credit losses for other financial assets were immaterial for current period.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Group does not have any cash equivalents as of December 31, 2023 and 2022.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. The Group only has one bank account with U.S. bank subject to FDIC insurance and its balance is immaterial. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash — Bank Balances Held on Behalf of Customers

The Group maintains segregated trust accounts with licensed banks or payment platforms to hold customer funds in accordance with the relevant legislation. The Group has classified customer funds as bank balances held on behalf of customers with a corresponding payable to customers in the liabilities section of the consolidated balance sheets.

Securities Owned and Derivatives

The Group’s proprietary trading securities transactions are recorded on the trade date, as if they had settled.

Securities, futures and derivative positions are recorded at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”).

Receivables

Receivables arise from the business of dealing in investment securities, futures and derivatives and include the amounts due on brokerage transactions on a trade-date basis. Broker-dealers require balances to be placed with them in order to cover the positions taken by its customers. Clearing organizations receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

Receivables from broker-dealers and clearing organizations as presented in the consolidated balance sheets represent such receivables related to the Group’s customer trading activities, including customers’ cash deposits, receivables arising from unsettled trades in securities, futures and CFD trading service, and receivables arising from the Group’s TRS trading service in an amount generally equal to the market value of A-shares stock.

Commissions receivable represent commissions due from trading activities and from insurance providers once referrals have been made and the transactions have been executed under the terms of the relevant insurance policy or subscription agreement. As of December 31, 2023 and 2022, commissions receivable amounted to $7,919 and $35,805, respectively, are included in the line item “prepaids, deposits and other” in the consolidated balance sheets.

Crypto Currencies

The following table presents the activities of the crypto currencies for the years ended December 31, 2023, 2022 and 2021:

BNB
Crypto currencies at January 1, 2023	$144,423
Additions of crypto currencies	-
Realized gain on sale of crypto currencies	89,649
Impairment of crypto currencies	-
Sale of crypto currencies	(229,000)
Crypto currencies at December 31, 2023(4)	$5,072

BNB and WBNB
Crypto currencies at January 1, 2022	$-
Additions of crypto currencies(1)	438,042
Realized gain on sale of crypto currencies	-
Impairment of crypto currencies	(293,619)
Sale of crypto currencies	-
Crypto currencies at December 31, 2022(4)	$144,423

Bitcoins
Crypto currencies at January 1, 2021	$-
Additions of crypto currencies(2)	1,708,753
Realized gain on sale of crypto currencies	17,496
Impairment of crypto currencies(3)	-
Sale of crypto currencies	(1,726,249)
Crypto currencies at December 31, 2021(4)	$-

(1)	Binance Coin (“BNB”) and Wrapped BNB (“WBNB”) obtained from the sales of NFTs. The Group collected in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of NFTs. As of December 31, 2022, the Group recorded an impairment charge of approximately US$294,000.

(2)	Bitcoins obtained from the crypto currency mining activities.

(3)	The Group did not recognize impairment loss on crypto currencies during the year ended December 31, 2021 as the crypto currencies were converted to stable coins shortly after the consideration was received and all stable coins were liquidated before the year end.

(4)	The balance was included in the line item “other assets” in the consolidated balance sheets as of December 31, 2023 and 2022.

Cryptocurrency Mining Machines

Management has assessed the basis of depreciation of the Group’s cryptocurrency mining machines used to verify crypto currency transactions and generate crypto currencies and believes they should be depreciated over a 3-year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

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

Prepaids, deposits and other

Prepaids, deposits and other consists of prepaid services, insurance, stock-based compensations, commissions receivable and others. Balances of prepaids, deposits and other were $2,095,800 and $2,534,684 as of December 31, 2023 and 2022, respectively.

NFT - Intangible assets

Due to the lack of physical substance, the Group considers MetaWords NFTs that the Group created meet the definition of intangible assets and would generally be accounted for under ASC 350 Intangibles — Goodwill and Other. The useful life is indefinite according to ASC 350-30-35-4. The Group understands that there is no clear guidance either authoritative or nonauthoritative on the accounting treatment of NFTs. The Group accounts for the initial recognition of NFTs on balance sheet based on the following guidance:

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

As of December 31, 2022, the value of NFTs held on hand is immaterial to the consolidated financial statements taken as a whole. In accordance with the accounting policies mentioned above, the Group initially capitalized the costs of NFTs as intangible assets, which primarily included gas fees, blockchain transaction fees paid to network validators for their services, in an aggregate of less than $1,000, and subsequently determined to fully impair. Gas fees were paid by BNB tokens and measured at fair value of the tokens on the date paid. As a result, as of December 31, 2023 and 2022, the carrying value of NFTs included in intangible assets was zero.

For NFTs held by users, the Group does not provide custody services either directly or indirectly, and neither it has control of these digital assets nor does it have any related liability, and as such are off-balance sheet in the Group’s consolidated financial statements.

Fixed Assets, Net

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years with salvage value of 0%. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

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

Other Assets

Other assets are comprised primarily of the long-term portion of the value of January 2021 Call Options issued for service (see Note 14 for detail).

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as cash balances held on behalf of customers.

The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lends to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of December 31, 2022, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

The Group may purchase the stock option contracts from the third-party option issuers to reduce the potential loss on the options with the same underlying stocks sold to the customers. As of December 31, 2023, the balance of payables to broker-dealers and clearing organizations was primarily comprised of net loans mentioned above and payable to third-party option issuers.

Commissions payable mainly represent amounts owed to referral sources of insurance brokerage business outside of the Group for transactions referred based on the terms of the underlying agreements. As of December 31, 2023 and 2022, commissions payable amounted to $35,321 and $47,359, respectively and are included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

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

The Group evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity and whether embedded derivative shall be bifurcated from the host instrument and separately accounted for as a derivative, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

On January 1, 2022, the Company early adopted Accounting Standards Update (“ASU”) ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06)”. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS (as defined below) computation. The Company early adopted ASU 2020-06 in the first interim period of 2022 using the modified retrospective method which resulted in a reclassification of the unamortized portion of the beneficial conversion feature from additional paid-in capital to Series B Preferred shares on the consolidated balance sheets.

Earnings (Loss) per Ordinary Share (“EPS”)

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

Basic earnings (loss) per ordinary share is computed by dividing net income or loss available to ordinary shareholders by the weighted average number of ordinary shares issued and outstanding for the periods. For the years ended December 31, 2021, the December 2020 Convertible Debenture (as discussed in Note 12) which was fully converted into the Company’s Class A ordinary shares, as represented by ADSs in the first half of 2021 and the December 2020 Series A Warrant (as discussed in Note 12) which was exercised into the Company’s Class A ordinary shares, as represented by ADSs in the first half of 2021, have the same dividend rights as the ordinary shares on an as-converted and as-exercised basis, and therefore qualify as participating securities for the period they were outstanding in accordance with ASC 260. The holders of December 2020 Convertible Debenture and Series A Warrant do not have a contractual obligation to share in the Company’s losses, therefore participating securities are excluded from the calculation of loss per share for the year ended December 31, 2021 in which there were losses available to ordinary shareholders.

In accordance with ASC 260-10-45, the 3,867,481 Class B of earnout escrow shares in connection with the business combination closed on June 16, 2020 are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis). Since June 16, 2021, 50% of 1,933,740 Class B of indemnity escrow shares in connection with the business combination closed on June 16, 2020 was included in the computation of basic earnings (loss) per share and the remaining 50% was included starting from June 16, 2022.

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

For the years ended December 31, 2023, 2022 and 2021, the following potential dilutive securities denominated in Class A ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

		Year Ended December 31,
		2023	2022	2021
SPAC Warrants	See Note 20	17,795,000	17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 14	729,167	729,167	1,500,000
December 2020 Convertible Debenture	See Note 12	—	—	800,000
December 2020 Warrants	See Note 12	—	—	13,700,000
January 2021 Call Options	See Note 14	—	4,000,000	6,000,000
Series A Convertible Preferred Shares	See Note 13	—	—	2,333,333
February 2021 Warrants	See Note 13	2,269,473,600	38,800,000	26,666,667
Series B Convertible Preferred Shares	See Note 13	—	—	3,615,584
December 2021 Warrants	See Note 13	150,375,950	2,285,715	2,285,715
August 2022 and December 2022 Convertible Debentures	See Note 12	—	5,200,000	—
September 2023 Convertible Debenture	See Note 12	2,000,000	—	—
Series H Warrants	See Note 12	657,900	—	—

Subsequently, an aggregate of approximately 71.2 million Class A ordinary shares were issued resulting from the conversion of the September 2023 Convertible Debenture.

Non-controlling Interests

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

In May 2021, the Group, partnered with Grandshores Technology Group Limited (“Grandshores”), and formed Aquarius II Sponsor Ltd. (“Sponsor”). The Group owns 51% of Sponsor and consolidated it in the consolidated financial statements. In 2022, Grandshores made a contribution in the amount of $1,713,775. In 2023, the Sponsor repaid the full amount to Grandshores.

In March 2023, Silver Leaf Asset Management Co., Ltd. (“SLAMCo.”) made a cash contribution in the amount of $178,916 in exchange for 49% interest in LAML, which was recorded in noncontrolling interests, with no gain or loss recognized in the consolidated financial statements. Subsequently in 2023, SLAMCo made additional capital contributions totaled $257,405, in proportion to contributions from LAML’s parent company.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Stock-based Compensation

The Group applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees and nonemployees upon adoption of ASU 2018-07, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The fair value of the Group’s ordinary shares underlying stock-based awards based on the closing price of the Group’s shares as reported by Nasdaq on the date of grant. The Company values its stock options or warrants that have service vesting requirements or performance-based awards with or without market conditions using the Binomial Option Pricing Model.

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

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

Leases

On January 1, 2022, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheets a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases.

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

Each lease liability is measured using the Group’s secured incremental borrowing rate. The Group’s leases have remaining terms of one to two years, and some of which include options to terminate the lease upon notice. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Group elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Group includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the operating lease right-of-use assets or operating lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in occupancy expenses in the Group’s consolidated statements of comprehensive income.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual sale restrictions and introduce new disclosure requirements related to such equity securities. The amendments are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

 In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. An entity that early adopts the amendments would be required to apply the entire ASU, including the presentation and disclosure provisions, not just the measurement guidance. An entity that adopts the amendments in an interim period must adopt them as of the beginning of the fiscal year that includes that interim period. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

Note 3 — Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to and in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers includes commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to TRS trading business and CFD trading services when the Group acts as a market maker). Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership are transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on the amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	Year Ended December 31,
	2023	2022	2021

Insurance brokerage commissions	$1,169,306	$455,394	$542,795
Securities brokerage commissions	2,732,846	3,412,644	3,188,684
Market making commissions and fees	3,121,661	781,878	4,324,650
Sale of NFTs	-	438,041	-
Cryptocurrency mining	-	-	1,726,249
Total revenue from contracts with customers	$7,023,813	$5,087,957	$9,782,378

Hong Kong	3,902,152	3,868,038	5,457,728
Cayman Islands	3,121,661	1,219,919	4,324,650
	$7,023,813	$5,087,957	$9,782,378

All of the Group’s revenues from contracts with customers are recognized at a point in time. For the years ended December 31, 2023 and 2022, the contract balance only include commissions receivable. No revenue recognized in the reporting periods that was included in the contract liability balance at the beginning of the period.

Trading Gains (Losses)

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, (iii) trading gains/(losses) from proprietary TRS trading activities, and (iv) trading gains/(losses) from OTC stock option trading activities. Trading gains/(losses) is recorded on a trade date basis. The following table represents trading gains (losses) breakdown:

	Year ended December 31,
	2023	2022	2021

CFD trading gains/(losses)	$16,204,480	$(7,476,190)	$4,374,807
TRS trading gains/(losses)	(5,076,247)	(3,913,422)	10,523,974
OTC stock option trading gains/(losses)	(798,725)	937,109	(199,624)
Other trading gains/(losses)	149,996	(1,015,466)	(1,320,011)
Total	$10,479,504	$(11,467,969)	$13,379,146

The following table represents the effect of trading activities on the consolidated statements of operations and comprehensive income (loss):

	Year ended December 31,
Type of Instrument	2023	2022	2021
Foreign Currency	$-	$(310)	$1,454
Stock Indices	18,663,955	(7,175,826)	4,879,459
Commodities	(2,459,475)	(300,054)	(506,106)
Equity	(5,724,976)	(3,991,779)	9,004,339
	$10,479,504	$(11,467,969)	$13,379,146

	Year ended December 31,
Line Item in Consolidated Statements of Operations and Comprehensive Income (Loss)	2023	2022	2021
Trading gains (losses)	$10,479,504	$(11,467,969)	$13,379,146

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

The Group determines revenue recognition generated by the Group’s NFT business through the following steps in accordance with ASC 606-10-05-4:

●	Step 1–Identify the contract, or contracts, with the customer

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

●	Step 2–Identify the performance obligations in the contract

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

●	Step 3–Determine the transaction price

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

●	Step 4– Allocate the transaction price to performance obligations in the contract; and

As a result of applying the sales- or usage-based royalty exception, the allocation of the transaction price in the sale of Company’s MetaWords NFTs by the Group is not necessary.

●	Step 5– Recognize revenue when, or as, the Group satisfies performance obligations by transferring the promised good or services.

Revenue in exchange for transferring MetaWords NFTs is recognized for each sale at the point when the NFT transfers to the user customer’s digital wallet. Revenue in exchange for license of IP is recognized as the subsequent sales occur. Total sales of MetaWords NFTs, net of considerations paid to the users as the incentive were approximately $438,000 at the spot token price upon the completion of the sale for the year ended December 31, 2022.

In addition, as the marketplace the Group earns revenue as transaction fee when NFTs are exchanged on the Group’s platform. The Group considers itself the agent in the MetaWords resale as it doesn’t control the MetaWords NFTs in advance of transferring to buyers, and revenue is recognized on a net basis as a specific percentage of the gross sale value. The revenue is recognized for each exchange when the NFT transfers to the buyer. The fees abovementioned that the Group is entitled to such MetaWords resale were de minimis as of December 31, 2022. The Group did not have additional sale of NFTs since January 2022.

Crypto Currencies Mining

The Group commenced bitcoin mining operations in late May 2021 and voluntarily ceased the operation in October 2021 as a result of the increased electricity costs as well as changes to the regulatory environment in the PRC.

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

Fair value of the cryptocurrency award received is determined using the quoted closing price of the related cryptocurrency at the date of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. For the year ended December 31, 2021, the Group recognized revenue of US$1.7 million from Bitcoin mining business. The Group did not recognize any revenue from cryptocurrency mining business since October 2021.

Note 4 — Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets and statements of cash flows.

	December 31,
	2023	2022	2021

Cash	$28,953,780	$11,159,610	$15,098,151
Restricted Cash	2,142,615	3,242,989	653,324
Total cash and restricted cash presented in the consolidated statement of cash flows	$31,096,395	$14,402,599	$15,751,475

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

The significant assumptions which the Group used to value the options in the Black-Sholes-Merton pricing model are as below. There were no outstanding options as of December 31, 2022.

December 31, 2023
Underlying stock price	$0.19 ~ 15.89
Exercise price	$0.20 ~ 17.46
Expected term in years	0.01 ~ 0.22
Expected dividend yield	0%
Volatility	14% ~ 98%
Risk-free interest Rate	3%

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2, which are valued using a binomial option pricing model at of the measurement date.

The significant assumptions which the Group used in the model are:

	December 31,
	2023	2022

Stock price	$1.35	$35.75
Exercise price	$575	$575
Expected term in years	1.46	2.46
Expected dividend yield	0%	0%
Volatility	261.88%	96.42%
Risk-free interest Rate	4.29%	4.44%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022:

At December 31, 2023

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$4,522,805	$-	$-	$4,522,805
Option assets	-	1,801,095	-	1,801,095
	$4,522,805	$1,801,095	$-	$6,323,900
Liabilities
Embedded derivative liabilities	$-	$(878,420)	$-	$(878,420)
Option liabilities	-	(3,009,166)	-	(3,009,166)
Warrant liabilities	(74,750)	(34,937)	-	(109,687)
	$(74,750)	$(3,922,523)	$-	$(3,997,273)

At December 31, 2022

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$11,104,047	$-	-	$11,104,047
	$11,104,047	$-	$-	$11,104,047
Liabilities
Embedded derivative liabilities	$-	$(2,292,056)	$-	$(2,292,056)
Warrant liabilities	(460,000)	(215,000)	-	(675,000)
	$(460,000)	$(2,507,056)	$-	$(2,967,056)

There were no transfers between level 1, level 2, and level 3 during either year.

The carrying amounts of cash and cash equivalents, bank balances held on behalf of customers, receivables from broker-dealers and clearing organizations, commissions receivable, other receivables, payable to customers, payables to broker-dealers and clearing organizations, accrued expenses and other payables, short-term borrowings, and lease liability approximate their fair values because of their generally short maturities.

Note 6 — Short-term Loans Receivable

During the year ended December 31, 2022, the Group issued notes receivable in an aggregate of approximately $8,564,000 to two unrelated parties and received total repayments of approximately $1,499,000 including interest of $51,000. The notes were due in six months and accrue interest at a rate of 12% per annum.  As of December 31, 2023 and 2022, the aggregate outstanding balance of loan receivables above was approximately nil and $7,126,000, respectively. During the years ended December 31, 2023 and 2022, interest income earned on the notes were $241,845 and $500,759, respectively.

On April 6, 2023, the Group entered into an asset acquisition agreement with Hangzhou Lanlian Technology Co., Ltd. (“Lanlian”), to acquire various software systems for its trading service, which includes Real-time High Performance Risk Management System, Intelligent Dynamic Order Distribution System, and Margin-based Securities Trading System. The aggregate purchase price for the software systems was $7,850,000. On April 13, 2023, the Group entered into Deeds of Assignments with the unrelated borrowers discussed above and Lanlian. As a result, the Group assigned the outstanding loans receivable and accrued interest in an aggregate of approximate $7,766,000 to Lanlian as part of the payment for the purchase price. No gains or losses are recognized. The assets acquisition was completed in November 2023 when Lanlian conveyed and delivered to the Group the software systems. The remaining purchase price was settled in February 2024.

Note 7 — Long-term Investment

In May 2021, the Group formed Lion Group (Hangzhou) Investment Limited (“Lion Hangzhou”) and invested RMB 10,000,000 ($1,550,000) to purchase 25% of the equity interest in Hangzhou Qianlan Enterprise Management Partnership (Limited Partnership) (“Qianlan”). Qianlan, a limited partner of Hangzhou Tunlan Hongyi Investment Partnership (Limited Partnership) (“Tunlan Hongyi”), holds 62% of equity interest in Tunlan Hongyi (a private equity fund with total investment of RMB 64,500,000 which invested in Shenzhen Yuhe Chuangzhi Technology Limited Company).

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

On September 28, 2023, LWL entered into a Share Transfer Agreement with a third party, pursuant to which LWL sold its 100% ownership in Lion Hangzhou for a total cash consideration of $1,500,000. The Group received the sale proceeds in full in October 2023. The Group recorded a gain on sale of approximately $122,000 upon completion of the transaction.

Note 8 — Fixed Assets, Net

Fixed assets consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Mining Machines	$-	$2,585,119
Software	23,850,000	16,000,000
Leasehold improvement	38,522	38,329
Office and equipment	312,447	305,651
Total cost of fixed assets	24,200,969	18,929,099
Less: accumulated depreciation	(4,356,573)	(3,452,727)
Less: impairment of mining machines	-	(1,690,028)
Fixed assets, net	$19,844,396	$13,786,344

On April 19, 2021, Lion Wealth Limited (the “Transferee”), a wholly-owned subsidiary of the Group, entered into an antminer transfer and maintenance agreement (the “Antminer Transfer and Maintenance Agreement”) with Shanghai ITHELP Network Technology Co., Ltd, (the “Transferor”), in a single transaction, to acquire the Bitmain Antminers S9 Hydro computer model equipment from the Transferor and the maintenance of the mining machines by Shanghai Minebaba Network Technology Co., Ltd (“Minebaba”). The acquisition was closed in May 2021, upon onsite inspection and acceptance and payment, with the Transferee acquiring five thousand brand new units of mining machines. The aggregate purchase price for the mining machines was approximately RMB 17 million (approximately $2.6 million), including the transportation and installation costs. The annual maintenance costs payable to the Minebaba are expected to be $0.2 million. In accordance with the Antminer Transfer and Maintenance Agreement, Minebaba shall operate and maintain the mining machines for three years. The Group may terminate Minebaba’s operation and maintenance with a written notice of 30 days prior to the termination without penalty. For the year ended December 31, 2021, the depreciation expense of the mining machines during the operation period in the amount of $378,554 and after ceasing the operation in the amount of $147,248 was included in the line item “cost of crypto mining” and “depreciation”, respectively, in the consolidated statements of operations. No such expense during the years ended December 31, 2023 and 2022.

Depreciation expense, was $1,795,011, and $2,032,386 for the years ended December 31, 2023 and 2022, respectively, and are included in operating expenses.

The Group recorded nil and $1,690,028 impairment charges related to mining machines for the years ended December 31, 2023 and 2022, respectively.

Note 9 — Short-term Borrowings

As of December 31, 2023 and 2022, total short-term borrowings outstanding was $110,000 representing a loan owed to a minority shareholder, the loan bears no interest.

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

As discussed in Note 1, the Group’s derivative trading activity primarily relates to situations where it assumes the role of a market maker or a counter party in its customers’ CFD and OTC stock options transactions. If the CFD trades of one customer can be used to naturally hedge and offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to hedge and offset the CFD trades of its customer. As for the OTC stock options transactions, the Group may choose to purchase the same options back-to-back from the third party option issuers for offsetting.

The contractual amounts related to CFDs and OTC stock options reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and OTC option contracts is limited to the unrealized fair value changes of gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

A summary of the Group’s open positions at December 31, 2023 is as follows:

Description	Fair Value of Asset	Fair Value of Liability	Net Amount
OTC stock option contracts	$1,801,095	$(3,009,166)	$(1,208,071)
	$1,801,095	$(3,009,166)	$(1,208,071)

A summary of the Group’s open positions at December 31, 2022 is as follows:

Description	Fair Value of Asset	Fair Value of Liability	Net Amount
Stock Indices CFDs	54	-	54
	$54	$-	$54

The Group elects the alternative disclosure for gains and losses on derivative instrument included in its trading activities, and discloses gains and losses on its trading activities (including both derivative instruments and nonderivative instruments) separately by major type of items as required by ASC 815-10-50-4F, see Note 3 above.

Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if each of the two parties owe each other determinable amounts, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

Note 11 — Related Parties

During the year ended December 31, 2023, the Group made a repayment to a director in the amount of approximately $128,000. During the year ended December 31, 2022, no advances were received or repaid from/to the individual shareholder. As of December 31, 2023, due from directors in an amount of approximately $15,000 was included in the line item “prepaid, deposits and other” in the consolidated balance sheets, and was fully collected subsequently.

As of December 31, 2023 and 2022, LML recorded payable to DAWA for research and development expenses in the amount of approximately $838,000 each. The amount was included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Note 12 – Convertible Debentures

	December 31,
Convertible Debentures	2023	2022

December 2020 Convertible Debenture	$-	$-
May 2022 Convertible Debenture	-	-
August 2022 Convertible Debenture	-	2,238,897
December 2022 Convertible Debenture	-	1,822,838
September 2023 Convertible Debenture	1,597,404	-
	$1,597,404	$4,061,735

December 2020 Convertible Debenture and Warrants

On December 14, 2020, the Company completed a private placement with net proceeds of $1,540,000 in exchange for the issuance of i) 9% senior secured convertible debenture (the “2020 Convertible Debenture” or “Debenture”) in the principal amount of $1,600,000, which is convertible up to 16,000 ADSs at $100.00 per ADS at any time, matures 30 months from the date of issuance and accrues interest at 9% per annum payable quarterly in cash or, in lieu of cash payment, in the Company’s ADSs, subject to adjustment and certain customary equity conditions; ii) a 2-year warrant (“Series B Warrant”) to purchase 100,000 ADS at an exercise price of $100.00 per ADS; iii) a warrant to purchase 24,000 ADS (“Series A Warrant”) until December 14, 2027 at an exercise price of $122.50 per ADS; and iv) a 7-year warrant to purchase 150,000 ADS (“Series C Warrant”, together with Series A Warrant and Series B Warrant, the “December 2020 Warrants”) at an exercise price of $122.50 per ADS. The exercisability of Series C Warrant shall vest ratably from time to time in proportion to the exercise of the Series B Warrant by the holder. Further, for each $1 million of subscription amount under the 2020 Convertible Debenture and the Series B Warrant, the purchaser shall receive a certificate representing 1,000 ADSs (or such lesser number on a ratable basis if the subscription amount is less than $1 million). Both the Debenture and the December 2020 Warrants include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion or exercise.

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

	Series A	Series B	Series C
Expected term in years	7	2	7
Stock price (ADS)	$116.00	$120.00	$120.00
Expected dividend yield	0%	0%	0%
Volatility	46.68%	49.61%	46.68%
Risk-free interest Rate	0.63%	0.20%	0.63%
Initial fair value per share	$50.50	$29.00	$41.50

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

On January 29, 2021, the Debenture along with accrued interest of $11,600 was fully converted into 889,667 Class A ordinary shares. The Company recognized interest expense of approximately $796,000 for the year ended December 31, 2021, including interest relating to contractual interest obligation approximately of $12,000  and amortization of the debt discounts and debt issuance cost approximately of $784,000 . As of December 31, 2023 and 2022, there was no such Debenture outstanding.

As a result of January 2021 Call Options as discussed in Note 14, exercise price of Series A and Series C Warrants was adjusted from $122.50 to $100.00. In accordance with ASC 260-10-25-1, Earnings per Share-Overview-Recognition, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $743,500, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

During the year ended December 31, 2021, as a result of full exercise of December 2020 Warrants, the Company received the proceeds of $27.4 million in exchange for the issuance of 14,200,000 Class A ordinary shares.

May 2022 Convertible Debenture

On May 17, 2022, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $1,955,000 in consideration of the issuance of Convertible Debenture (the “May 2022 Debenture”) in the principal amount of $2,100,000. The Debenture matures on November 17, 2024, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price is the lesser of $50.00 or 85% of the lowest trade price in the last ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $37.50, subject to adjustment, per ADS. Interest is payable quarterly. Upon the conversion of all of this Debenture prior to the maturity date, the Holder shall be entitled to receive all interest which would have accrued on the principal amount being converted after the date of such conversion, in any combination of cash or ADSs at the Company’s election (the “Interest Make-Whole”).

The Debenture and include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion. As part of consideration of entering into the Securities Purchase Agreement, the Company agreed to extend the February 2021 and December 2021 Warrants (as discussed in Note 13 below) termination dates as follows: (i) the termination date for the Series D American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; (ii) the termination date for the Series E American Depositary Shares Purchase Warrant shall be extended to February 18, 2025; (iii) the termination date for the Series F American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; and (iv) the termination date for the Series G American Depositary Shares Purchase Warrant shall be extended to December 13, 2028. Pursuant to the adoption of ASU 2021-04, the Company considered the guidance in in ASC 815-40-35-16 through ASC 815-40-35-18 regarding the modification or exchange of a freestanding equity-classified written call option, and recognized the incremental fair value of the warrants aforementioned as a debt discount or debt issuance cost in accordance with paragraph 815-40-35-17(b), in an amount of $1,330,000. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $12.00, $4.50 and $14.50 per share, respectively by using Binomial Option Pricing Model with an expected term of 3.75, 0.75 and 4.57 years, respectively, a stock price of $53.50 per ADS, volatility of 58.23%, 91.63%, 57.98%, respectively, a risk free rate of 2.97%, 3.16% and 2.96%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $17.50, $9.00 and $21.50 per share, respectively by using Binomial Option Pricing Model with an expected term of 5.75, 2.75 and 6.57 years, respectively, a stock price of $52.50 per ADS, volatility of 57.82%, 61.03% and 61.21%, respectively, a risk free rate of 2.96%, 2.97% and 2.97%, respectively, and an expected dividend yield of 0%.

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

Debt discount and debt issuance costs are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense of approximately $445,000 for the year ended December 31, 2022, resulting from the amortization of the debt discounts. During the year ended December 31, 2022, the May 2022 Convertible Debenture along with the Make-Whole interest of $630,000 were fully converted into an aggregate of 3,194,885 Class A ordinary shares. As of December 31, 2023 and 2022, there was no such Debenture outstanding.

August 2022, December 2022 and September 2023 Convertible Debentures, under August 2022 SPA

On August 9, 2022, the Company entered into a Securities Purchase Agreement (the “August 2022 SPA”) with ATW Opportunities Master Fund II, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $3,300,000 on August 10, 2022 (the “First Closing’) in consideration of the issuance of Convertible Debenture (the “August 2022 Debenture”) in the principal amount of $3,500,000.

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

On September 2, 2023, the Company entered into a letter agreement (the “September 2023 Letter Agreement”) with the Purchaser, pursuant to which the Company issued a Series H ADS Purchase Warrant (the “Series H Warrants”) to purchase up to 13,158 ADSs with an exercise price equal to $1.90 per ADS and having a term of exercise expiring five years after the issuance, in consideration for the Purchaser’s exercise of rights to purchase an additional $2,500,000 Debenture. On September 5, 2023, the Company received net proceeds of $2,365,000 (the “Third Closing’) upon the issuance of Convertible Debenture (the “September 2023 Debenture”). The fair value of Series H Warrants is estimated to be at $0.16 per share, and the aggregate fair value of $2,000 was treated as issuance costs for the debenture.

August 2022, December 2022 and September 2023 Convertible Debentures have the same terms as the May 2022 Convertible Debenture, except that they mature at the 36-month anniversary. Upon issuance, the Company recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $1,241,000, $1,051,000 and $878,000 on the Consolidated Balance Sheets for August 2022, December 2022 and September 2023 Convertible Debentures, respectively, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and recorded the Debentures carried at the value of approximately $2,059,000, $1,789,000, and $1,485,000 for August 2022, December 2022 and September 2023 Convertible Debentures, respectively, representing the difference between the proceeds received and the fair value of the derivative.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $522,000 and $214,000 for the years ended December 31, 2023 and 2022, respectively resulting from the amortization of the debt discounts.

For the year ended December 31, 2023, the whole August 2022 Convertible Debenture along with the Make-Whole interest of approximately $1.2 million were fully converted into an aggregate of 39,489,758 Class A ordinary shares, and the whole December 2022 Convertible Debenture along with the Make-Whole interest of approximately $1.1 million were fully converted into an aggregate of 70,999,400 Class A ordinary shares. As of December 31, 2023, the carrying value of September 2023 Convertible Debenture was approximately $1,597,000.

Embedded Derivative Liability

In connection with the issuance of May 2022, August 2022, December 2022 and September 2023 Convertible Debentures as discussed above, the Company separately measured their embedded Interest Make-Whole feature at its fair value, with changes in fair value recognized in earnings. The following represents a summary of all outstanding embedded derivatives in convertible debentures at period end.

	December 31,
Embedded Derivative Liability bifurcated from:	2023	2022

May 2022 Convertible Debenture	$-	$-
August 2022 Convertible Debenture	-	1,241,261
December 2022 Convertible Debenture	-	1,050,795
September 2023 Convertible Debenture	878,420	-
	$878,420	$2,292,056

Note 13 — Convertible Preferred Shares and Attached Warrants

February 2021 Series A Convertible Preferred Shares and Warrants

On February 15, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement-February 2021”) with one third party investor (the “Purchaser”), pursuant to which the Company received $6,440,000 in consideration of the issuance of: a) Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) with a stated value of $7,000,000; b) a warrant (the “Series D Warrant”) to purchase 46,667 ADSs of the Company until the fifth year anniversary of the closing date at an exercise price of $150.00 per ADS; c) a one-year warrant to purchase 266,667 ADS (the “Series E Warrant”) at an exercise price of $150.00 per ADS, each exercise of which entitles the warrant holder to receive one ADS and a 8% cash discount; and d) a 5-year warrant to purchase 266,667 ADS (the “Series F Warrant”, together with the Series D Warrant and the Series E Warrant, the “February 2021 Warrants”) at an exercise price of $150.00 per ADS. The exercisability of Series F Warrant shall vest ratably from time to time in proportion to the exercise of the Series E Warrants by the holder. The transactions contemplated under the Securities Purchase Agreement were closed on February 18, 2021.

The number of Series A Convertible Preferred Shares is 7,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series A Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the six month anniversary of the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $150.00 per ADS. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. At election of the Company, the Series A Convertible Preferred Shares may be redeemed, subject to certain equity conditions. Both the Series A Convertible Preferred Shares and the February 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

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

	Series D	Series E	Series F
Expected term in years	5	1	5
Stock price (ADS)	$148.50	$151.00	$148.50
Expected dividend yield	0%	0%	0%
Volatility	43.05%	50.45%	43.05%
Risk-free interest Rate	0.63%	0.21%	0.63%
Initial fair value per share	$53.50	$26.50	$44.50

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

The Series A Convertible Preferred Shares are recognized initially at fair value, net of discounts including original issue discount of $620,000 and allocation of proceeds to the detachable Series D and Series E Warrants of $2,149,000, in an amount of approximately $4,231,000 on the date of issuance. As the vesting of Series F Warrants is contingent upon the exercise of Series E Warrants, preferred stock discounts related to allocation of proceeds to Series F Warrants will be deferred and recognized until Series F Warrants are vested on a proportional basis. Each of the February 2021 securities contain down round features which would reduce the respective conversion price or exercise prices to the effective price at which any future securities are sold. In consideration of the transaction entered into in December 2021 below, the investor agrees to waive the full ratchet anti-dilution provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Shares is adjusted to the lower of $87.50 or 90% of the lowest daily Volume-Weighted Average Price in the last 10 trading days prior to conversion, in no event that the conversion price shall be lower than $37.50, as amended; (ii) the exercise price of the Series D Warrants is adjusted to $125.00; (iii) the exercise price of the Series E Warrants is adjusted to $100.00; and (iv) the exercise price of the Series F Warrants is adjusted to $125.00. The ADSs issuable upon exercise of the Series D/E/F Warrants were adjusted to 56,000, 400,000 and 320,000, respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 Warrants in an aggregate of $5.3 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

During the year ended December 31, 2021, 500 Series A Preferred Shares along with accrued dividend of $14,000 were converted into an aggregate of 349,789 Class A ordinary shares. 6,500 Series A Preferred Shares remained outstanding as of December 31, 2021 in the carrying value of $3,929,000.

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

December 2021 Series B Convertible Preferred Shares and Warrants

On December 13, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement-December 2021”) with the same third party investor (the “Purchaser”), pursuant to which the Company received net proceeds of $3,800,000 in consideration of the issuance of: a) Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”) with a stated value of $4,000,000; and b) a 5-year warrant to purchase 45,714 ADSs (the “Series G Warrants”, or the “December 2021 Warrants”) of the Company until on or prior to December 13, 2026 at an exercise price of $125.00 per ADS. The transactions were closed on December 13, 2021.

The number of Series B Convertible Preferred Shares is 4,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series B Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $87.50 per ADS or 90% of the lowest daily volume-weighted average price during the 10 consecutive trading days prior to the conversion date, in no event that the conversion price shall be lower than $37.50 per ADS, as amended. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. On the third anniversary of the original issue date, the Company shall redeem, at the option of the holder, all of the then outstanding Series B Convertible Preferred Shares, for an amount in cash equal to the sum of (a) 100% of the aggregate cash investment of $3,800,000 and (b) accrued but unpaid dividends due in respect of the preferred shares. Both the Series B Convertible Preferred Shares and the December 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

The detachable December 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2021 Warrants is estimated to be at $29.00 per share by using Binomial Option Pricing Model with an expected term of 5 years, a stock price of $85.00 per ADS, volatility of 53.42%, a risk free rate of 1.30% and an expected dividend yield of 0%.

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

As a result of early adoption of ASU 2020-06 on January 1, 2022 using the modified retrospective method, a reclassification of the unamortized portion of the BCF in the amount of $1,591,000 from additional paid-in capital to Series B Preferred shares on the consolidated balance sheets. For the year ended December 31, 2022, the 4,000 Series B Preferred Shares along with accrued dividend of $294,000 were fully converted into an aggregate of 5,158,472 Class A ordinary shares, and the accretion was recognized as a deemed dividend to preferred stockholders in the amount of approximately $187,000 prior to conversions.

The Company recognized cumulative dividend of approximately $278,000 and $16,000 for the years ended December 31, 2022 and 2021, respectively.

Subsequent Changes to February 2021 and December 2021 Warrants  Subsequent to the extension of termination dates in connection with the issuance of May 2022 Convertible Debenture (as discussed in Note 12), on January 3, 2023 in connection of the withdrawal of registration statement on Form F-1, the Company entered into warrant extension letter to extend the termination dates of Series D/E/F/G for another two years, from February 18, 2028, February 18, 2025, February 18, 2028, and December 13, 2028, respectively, to February 18, 2030, February 18, 2027, February 18, 2030, and December 13, 2030, respectively. Pursuant to the adoption of ASU 2021-04, in accordance with paragraph 815-40-35-17(d), the Company recognized the incremental fair value of the warrants aforementioned as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2023, in an amount of approximately $3.1 million. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $8.05, $8.67 and $9.66 per share, respectively by using Binomial Option Pricing Model with an expected term of 5.13, 2.13 and 5.94 years, respectively, a stock price of $0.685 per ADS, volatility of 60.29%,106.31%, 60.19%, respectively, a risk free rate of 3.81%, 4.503% and 3.75%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $12.73, $15.14 and $14.78 per share, respectively by using Binomial Option Pricing Model with an expected term of 7.13, 4.13 and 7.94 years, respectively, a stock price of $0.685 per ADS, volatility of 63.28%, 108.01% and 64.87%, respectively, a risk free rate of 3.69%, 3.93% and 3.65%, respectively, and an expected dividend yield of 0%.

As a result of the issuance of Series H Warrants in September 2023 (as discussed in Note 12), the exercise price of the Series D/E/F/G Warrants was further adjusted to $1.90 per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 3,684,210, 21,052,631, 21,052,631, and 3,007,519, respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $6.1 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2023. The fair value of Series D, E and G Warrants immediately before the reprice is estimated to be at $1.22, $0.35 and $1.43 per share, respectively and the fair value of Series D, E and G Warrants after the reprice is estimated to be at $0.17, $0.25 and $0.18 per share, respectively, by using Binomial Option Pricing Model with an expected term of 6.46, 3.46 and 7.28 years, respectively, a stock price of $3.04 per ADS, volatility of 107.83%, 108.52%, 107.66%, respectively, a risk free rate of 3.90%, 4.22% and 3.87%, respectively, and an expected dividend yield of 0%.

In September 2023, the Company received an aggregate of net proceeds of approximately $0.7 million in exchange for the issuance of 20,000,000 Class A ordinary shares, as a result of the partial exercise of Series E Warrants at an exercise price of $1.90 per ADS.

Note 14 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company was initially authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. On October 6, 2023, the Company held the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). The 2023 Annual Meeting approved the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, to US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

As of June 16, 2020, subsequent to the closing of the business combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding. On November 12, 2020, as a result of post-merger consideration adjustment, additional 121,473 ordinary shares were issued to Lion’s original shareholders, including 29,591 Class A ordinary shares and 91,882 Class B ordinary shares. An aggregate of 1,933,740 Class B ordinary shares set aside as the indemnity escrow shares following the closing of the business combination was no longer subject to forfeiture in June 2023. An aggregate of 3,876,481 Class B ordinary shares set aside as the earnout escrow shares was to be forfeited as the 2021 net income and 2022 net income targets were not met.

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share was initially entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022 and January 13, 2023, the Company held General Meetings of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share, and from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share, respectively.

As of December 31, 2023 and 2022, there was an aggregate of 179,250,754 and 48,761,596 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 23,843,096 and 9,843,096 Class B ordinary shares issued and outstanding, respectively. As of December 31, 2023 and 2022, there was no preferred shares issued and outstanding.

August 2020 Private Placement

On August 1, 2020, the Company entered into a securities purchase agreement (as amended on September 29, 2020, and later amended and restated on October 19, 2020) with three investors (collectively, the “Investors”). Two tranches of transactions contemplated under the agreement were closed on August 3 and November 13, 2020, respectively. As a result, an aggregate of 30,000 ADSs and warrants to purchase an aggregate of 30,000 of the Company’s ADS at US$150.00 per ADS (the “August 2020 PIPE Warrants”) were issued at US$100.00 per ADS for an aggregate purchase price of US$3 million, and an aggregate of 3,000 ADSs were issued as origination fee. Issuance costs of approximately $469,000 were recorded as a charge to additional paid-in capital, including legal and accounting fees. In accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, warrants are classified within stockholders’ equity as “additional paid in capital” upon their issuance. The proceeds were allocated to ordinary shares and private investment in public equity warrants (“PIPE Warrants”) on the relative fair value of the securities in accordance with ASC 470-20-30. In aggregate, the net proceeds to the Company were approximately $2,531,000 classified within stockholders’ equity, including a subscription receivable of $508,750 classified in the other receivables in the consolidated balance sheets as of December 31, 2020 which was received in January 2021.

Such warrants shall be exercisable for a period of three years from the issuance date. Exercise price is subject to adjustments in case of reorganization, consolidation, merger etc. and in case of stock purchase rights in the subsequent two-year period at a price per share less than the exercise price as stated in the securities purchase agreement.

The exercise price of PIPE Warrants was adjusted to $100.00 per ADS as a result of January 2021 Call Options as discussed below, and adjusted a second time to $87.50 per ADS as a result of December 2021 Series B Convertible Preferred Shares. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $278,000 and $16,000, respectively, and the effect was treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

For the year ended December 31, 2021, 770,833 Class A ordinary shares were issued for the aggregate proceeds of approximately $1.5 million, as a result of investors’ exercise of August 2020 PIPE Warrants. For the year ended December 31, 2023, the remaining PIPE Warrants to purchase 14,583 ADSs (equivalent to 729,167 Class A ordinary shares) expired unexercised.

January 2021 Call Options

On January 6, 2021, the Company entered into a binding strategic cooperation framework agreement (the “Strategic Cooperation Agreement”) with Mr. Yao Yongjie (“Mr. Yao”) and engaged Mr. Yao as the chief technical adviser to provide technical advice and consultancy service in blockchain industry. The Company grants to Mr. Yao options (the “Call Options”) to subscribe for 6 million Class A ordinary shares, represented by ADSs at a price fixed at US$2 per Class A ordinary share. Within 24 months of the signing of the Strategic Cooperation Agreement, Mr. Yao may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i)	if the closing price of the shares in the Company exceeds US$150 per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(ii)	if the closing price of the shares in the Company exceeds US$250 per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(iii)	if the closing price of the shares in the Company exceeds US$375 per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options.

The Company estimated the fair value of the call options at $0.47, $0.33 and $0.16 per share for three tranches, respectively on the date of grant using Binomial Option Pricing Model applying an expected term of 2 years, a stock price of $97.00 per ADS, volatility of 51.69%, a risk free rate of 0.21% and an expected dividend yield of 0%. The aggregate fair value of the Call Options of $1,909,000 is recognized as stock-based compensation expense over the requisite service period which is five-year period from the date thereof.

For the years ended December 31, 2023, 2022 and 2021, an aggregate of $382,000 each was recognized in expenses included in the consolidated statements of operations for the service provided. For the year ended December 31, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options. As of January 3, 2023, the remaining aggregate of 4 million Call Options expired unexercised.

Note 15 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the business combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). The administrator is authorized to grant deferred shares to any eligible individual. The number of shares of deferred shares shall be determined by the administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the administrator. As of December 31, 2023 and 2022, a total of 3,936,504 shares each had been granted under the 2020 Plan and 695,945 shares each remained available for future awards.

On December 1, 2020, 1,486,504 deferred shares were granted to certain employees, non-employee directors and consultants for their services during the year ended December 31, 2020. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at $2.46 per ordinary share based on the closing price of $123.00 per ADS on the grant date in an aggregate of $3,656,800.

On March 3, 2022, 2,450,000 deferred shares were granted to certain non-employee consultants for their services for the years of 2022 and 2023. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at $0.75 per ordinary share based on the closing price of $37.50 per ADS on the grant date in an aggregate of $1,837,500. The stock-based compensation expenses are recognized over the requisite service period.

2023 Share Incentive Plan

On October 6, 2023, the 2023 Annual Meeting approved and adopted the Company’s 2023 Equity Incentive Plan, pursuant to which an aggregate of 33,818,770 ordinary shares will be awarded or granted. On October 31, 2023, the Compensation Committee approved that a total of 32,000,000 Class B ordinary shares in the form of shares and deferred shares were granted to two directors in exchange for their services through the third quarter of 2024. The Company estimated the fair value of shares at $0.02 per Class B ordinary share based on the closing price of $1.00 per ADS on the grant date in an aggregate of $640,000. The stock-based compensation expenses are recognized over the requisite service period. On December 14, 2023, a total of 14,000,000 Class B ordinary shares were vested and issued to the directors. As of December 31, 2023, a total of 1,818,770 shares under the 2023 Plan remained available for future awards.

The following table provides the details of the total share-based payments under 2020 Plan and 2023 Plan during the years ended December 31, 2023, 2022, and 2021.

	Year ended December 31,
	2023	2022	2021

Compensation and benefits	$373,333	$-	$-
Communication and technology	225,000	225,000	-
Marketing	206,250	206,250	-
Professional fees	243,750	243,750	-
General and administrative	243,750	243,750	-

Total	$1,292,083	$918,750	$-

As of December 31, 2023, approximately $266,000 of total unrecognized compensation expense related to future services is expected to be recognized over a period of less than one year.

Note 16 — Income Taxes

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Year ended December 31,
	2023	2022	2021

Current	$1,058	$3,419	$53,239
Deferred	-	-	1,128
	$1,058	$3,419	$54,367

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Year ended December 31,
	2023	2022	2021

Income tax (benefit) expense at applicable statutory rate (1)	$(792,883)	$(5,199,883)	$3,085
Nondeductible expenses	939,078	328,511	(398,706)
Impact of foreign tax rate differential (2)	(1,047,950)	3,117,801	(1,208,726)
Current year change in valuation allowance	(45,629)	1,804,389	1,606,803
Other	(4,304)	(47,399)	(1,328)
Prior year examination adjustment	952,746	-	53,239
Reported income taxes	$1,058	$3,419	$54,367

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	As of December 31,
	2023	2022

Deferred tax asset
Net operating loss carryforwards	$4,906,816	$4,952,445
Less: Valuation allowance	(4,906,816)	(4,952,445)
Net deferred tax asset	$-	$-

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

Note 17 —Lease

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. As of December 31, 2023 and 2022, the weighted-average remaining lease term on these leases is approximately 1.13 and 2.07 years, respectively and the weighted-average discount rate used to measure the lease liabilities was approximately 2.87% each. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants. Cash paid for amounts included in the measurement of operating lease liabilities was approximately $599,000 and $561,000 for the year ended December 31, 2023 and 2022, respectively.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2023	2022
Operating lease right-of-use assets	$593,678	$1,160,563
Operating lease liabilities	$620,920	$1,220,236

The following table presents operating lease cost reported in occupancy expenses on the consolidated statements of comprehensive (loss)/income related to the Group’s leases:

	Year ended December 31,
	2023	2022
Operating lease cost	$594,228	$699,909

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2023 to the present value of its operating lease payments:

Year ended December 31,

2024	$544,560
2025	83,130
Thereafter	-
Total undiscounted operating lease payments	627,690
Less: imputed interest	(6,770)
Present value of operating lease liabilities	$620,920

Note 18 — Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission, the Insurance Authority (Hong Kong), Monetary Authority of Singapore, and the Cayman Islands Monetary Authority (CIMA) that the Company’s subsidiaries were required to maintain as of December 31, 2023 and the actual amounts of capital that were maintained.

Entity Name	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of requirement Maintained
Lion International Securities Group Limited	$384,034	$1,191,452	$807,418	310%
Lion Futures Limited	384,034	1,105,705	721,671	288%
Lion Asset Management Limited	12,801	371,207	358,406	2900%
BC Wealth Management Limited	64,006	171,232	107,226	268%
Lion International Financial (Singapore) Pte. Ltd.	757,691	794,148	36,457	105%
Lion Broker Limited (Cayman)	5,555,528	18,036,054	12,480,526	325%
Total	$7,158,093	$21,669,797	$14,511,704	303%

Note 19 — Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group (the “CODM”), in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

Chief executive officer is determined as the CODM of the Group. The Group has four primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; (4) OTC stock option trading; and (5) others. The Group’s futures and securities brokerage segment generates commission income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. The Group also generated trading gains or losses from the OTC stock options where it serves as the counterparty in the option contracts. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) sale of NFT and development NFT platform and Metaverse games; (4) cryptocurrency mining; and (5) executive management functions and corporate overhead.

	Futures
	and securities			OTC
	brokerage	CFD	TRS	Stock option
	services	trading	trading	trading	Other	Total
Year ended December 31, 2023
Revenues (losses)	2,570,495	19,326,140	(2,342,395)	(798,725)	2,335,729	21,091,244

Commissions and fees	1,606,210	-	825,503	-	986,685	3,418,398
Compensation and benefits	997,602	-	-	-	3,102,250	4,099,852
Occupancy	-	7,120	7,120	7,120	848,894	870,254
Communication and technology	471,918	225,636	225,636	225,636	1,910,636	3,059,462
General and administrative	226,802	33,492	33,492	33,492	1,104,870	1,432,148
Crypto currencies	-	-	-	-	-	-
Professional fees	24,411	50,432	50,432	50,432	3,231,658	3,407,365
Research and development	-	-	-		7,115	7,115
Service fees	-	433,734	342,367	342,367	1,234,364	2,352,832
Interest	-	-	1,880,282		532,820	2,413,102
Depreciation and amortization	419	576,944	576,944	576,944	63,760	1,795,011
Marketing	1,673	3,909	3,909	3,909	4,183,395	4,196,795
Change in fair value of warrant liabilities	-	-	-	-	(565,313)	(565,313)
Impairment of fixed assets	-	-	-	-	-	-
Impairment of cryptocurrencies	-	-	-	-	-	-
Other operating expenses	358,074	-	-	-	72,140	430,214

	3,687,109	1,331,267	3,945,685	1,239,900	16,713,274	26,917,235
				-
Income (loss) from operations	(1,116,614)	17,994,873	(6,288,080)	(2,038,625)	(14,377,545)	(5,825,991)
				-
Total segment assets	4,444,667	30,862,233	31,563,234	1,801,095	5,873,357	74,544,586

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2022
Revenues (Losses)	$3,284,729	$(6,694,312)	$(595,871)	$1,522,954	$(2,482,500)

Commissions and fees	2,297,341	7,863	664,435	229,295	3,198,934
Compensation and benefits	953,213	-	-	2,667,293	3,620,506
Occupancy	-	3,600	3,600	819,054	826,254
Communication and technology	459,263	340,408	340,408	2,252,715	3,392,794
General and administrative	101,143	57,372	57,372	1,012,685	1,228,572
Crypto currencies	-	-	-	-	-
Professional fees	17,496	106,533	106,533	3,486,277	3,716,839
Research and development	-	-	-	4,693,995	4,693,995
Service fees	-	470,791	951,857	534,137	1,956,785
Interest	-	-	1,675,946	658,652	2,334,598
Depreciation and amortization	539	800,000	800,000	431,847	2,032,386
Marketing	3,185	54,000	54,000	3,632,382	3,743,567
Payment service charge	-	(78,562)	66,155	-	(12,407)
Change in fair value of warrant liabilities	-	-	-	(1,260,354)	(1,260,354)
Impairment of fixed assets	-	-	-	1,690,028	1,690,028
Impairment of cryptocurrencies	-	-	-	293,619	293,619
Other operating expenses	6,499	-	-	25,907	32,406

	3,838,679	1,762,005	4,720,306	21,167,532	31,488,522

Loss from operations	$(553,950)	$(8,456,317)	$(5,316,177)	$(19,644,578)	$(33,971,022)

Total segment assets	$11,388,786	$13,468,277	$43,725,609	$18,051,712	$86,634,384

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2021
Revenue	$2,800,543	$8,700,009	$13,182,716	$309,444	$24,992,712

Commissions and fees	2,037,619	63,654	1,031,416	185,003	3,317,692
Compensation and benefits	1,083,943	-	-	2,985,260	4,069,203
Occupancy	-	3,900	3,900	771,081	778,881
Communication and technology	437,629	418,227	698,262	375,863	1,929,981
General and administrative	89,040	393,005	78,616	1,455,921	2,016,582
Crypto currencies	-	-	-	1,163,846	1,163,846
Professional fees	14,281	136,755	136,755	3,549,026	3,836,817
Research and development	-	-	-	1,205,040	1,205,040
Service fees	-	449,765	2,730,596	394,218	3,574,579
Interest	-	-	804,621	803,479	1,608,100
Depreciation and amortization	2,027	640,326	93,007	181,556	916,916
Marketing	2,171	70,000	-	841,504	913,675
Payment service charge	-	(274,616)	93,367	-	(181,249)
Change in fair value of warrant liabilities	-	-	-	470,804	470,804
Other operating expenses	1,224	79,934	-	63,017	144,175

	3,667,934	1,980,950	5,670,540	14,445,618	25,765,042

Income (loss) from operations	$(867,391)	$6,719,059	$7,512,176	$(14,136,174)	$(772,330)

Total segment assets	$4,097,364	$12,028,984	$112,623,891	$20,166,592	$148,916,831

Note 20 — SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the units as part of initial public offering (the “IPO”) on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”). Subsequent to the business combination closing, all SPAC Warrants remained outstanding and none of them were exercised as of April 30, 2024.

Public Warrants and Private Warrants

Upon the business combination closing, each outstanding Public Warrants and Private Warrants of PAAC automatically represents the right to purchase one Class A ordinary share in the form of the Company’s 1/50 ADSs at a price of $11.50 per Class A ordinary share or $575.00 per ADS, subject to adjustment in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. Following the ADS ratio change in July 2023, holders may need to exercise warrants in increments of 50 to receive ADSs. However, no warrants issued in exchange for PAAC’s public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, warrant holders may, during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if the Company called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” The Company’s Public Warrants and Private Warrants became exercisable thirty (30) days after the closing and will expire on the fifth anniversary of the closing or earlier upon redemption or liquidation.

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

The Company may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Company’s ADSs equals or exceeds $900.00 per ADS, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of Redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

The Company evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Accordingly, the Public and Private Warrants are classified as a liability at fair value on the Company’s consolidated balance sheets at each period end, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a binomial option pricing model as described in Note 5 to the consolidated financial statements. The changes in the fair value of the warrants may be material to our future operating results.

Underwriters’ Warrants

The Underwriters’ Warrants may be exercised for cash or on a cashless basis at $12.00 per Class A ordinary share, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of which this prospectus forms a part and the closing of our initial business combination and terminating on the fifth anniversary of such effectiveness date. Such warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the PAAC’s registration statement. After 360 days after the effective date, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. The Company will have no obligation to net cash settle the exercise of the warrants. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

The Company evaluated the Underwriters’ Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they meet the criteria to be classified in stockholders’ equity as additional paid in capital.

Note 21 — Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after December 31, 2023, up through April 30, 2024, the date the Company issued the consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

On January 23, 2024, the Company entered into a second letter agreement (“January 2024 Letter Agreement”) with the investor, wherein the investor agreed to exercise its purchase option to purchase an additional $1,000,000 debenture pursuant to the August 2022 SPA. Pursuant to the January 2024 Letter Agreement, the Company issued a Series I ADS Purchase Warrant (the “Series I Warrants”) to purchase up to 8,850 ADSs with an exercise price equal to $1.13 per ADS and having a term of exercise expiring five years after the issuance. On the same date, the Company received net proceeds of $940,000 (the “Fourth Closing’) in consideration of the issuance of Convertible Debenture (the “January 2024 Debenture”) in the principal amount of $1,000,000. January 2024 Debenture shares the same terms with the August 2022, December 2022 and September 2023 Debentures.