Form 20-F
period 2024-12-31
Lion Group Holding Ltd
filed 2025-04-30
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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
Singapore 048693

+65 8877 3871

wilson.wang@liongrouphl.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares represented by American Depositary Shares (“ADSs”)*	LGHL	Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share**	N/A	Nasdaq Capital Market
Warrants, each warrant exercisable for one Class A Ordinary Share in the form of ADSs at a price of $11.50 per share or $28,750.00 per ADS	LGHLW	Nasdaq Capital Market

*	Effective from March 26, 2025, the ratio of ADSs representing the Class A ordinary shares changed from one (1) ADS representing one (1) Class A ordinary shares to one (1) ADS representing two thousand and five hundred (2,500) Class A ordinary shares.

**	Not for trading, but only in connection with the listing on The Nasdaq Capital Market of our American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 1,346,625,244 ordinary shares outstanding, being the sum of 1,281,237,399 Class A Ordinary Shares and 65,387,845 Class B Ordinary Shares.

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

“2023 September Debentures” means the senior secured convertible debentures, convertible into ADSs, which will mature on September 5, 2026 pursuant to a Senior Secured Convertible Debenture dated September 5, 2023.

“2024 January Debentures” means the senior secured convertible debentures, convertible into ADSs, which will mature on January 23, 2027 pursuant to a Senior Secured Convertible Debenture dated January 23, 2024.

“2024 August Debentures” means the senior secured convertible debentures, convertible into ADSs, which will mature on August 9, 2027 pursuant to a Senior Secured Convertible Debenture dated August 9, 2024.

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

“Series H Warrant” means a five-year warrant exercisable into 13,158 ADSs at an exercise price of $1.90 per ADS pursuant to the Series H American Depositary Shares Purchase Warrant dated September 2, 2023, but the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Series H Warrants by the holder of the Series H Warrant.

“Series I Warrant” means a five-year warrant exercisable into 8,850 ADSs at an exercise price of $1.13 per ADS pursuant to the Series I American Depositary Shares Purchase Warrant dated January 23, 2024, but the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Series I Warrants by the holder of the Series I Warrant.

“Series J Warrant” means a seven-year warrant exercisable into 4,017,858 ADSs at an exercise price of $0.28 per ADS pursuant to the Series J American Depositary Shares Purchase Warrant dated August 9, 2024, but the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Series J Warrants by the holder of the Series J Warrant.

“Series K Warrant” means a seven-year warrant exercisable into 10,007,812 ADSs at an exercise price of $0.16 per ADS pursuant to the Series K American Depositary Shares Purchase Warrant dated January 23, 2025, but the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Series J Warrants by the holder of the Series J Warrant.

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

This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7677 to US $1.00, buying rate at closing in effect as of December 31, 2024.

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

UHY LLP and HTL International, LLC are not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect UHY LLP or HTL International, LLC (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict UHY LLP or HTL International, LLC (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our securities in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether UHY LLP, HTL International, LLC, or another firm) at such future time.

Our current auditor, GGF CPA LTD (“GGF”), (fka Guangzhou Good Faith CPA LTD), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID:2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China. While our auditor is based in the PRC and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

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

How Cash is Transferred through Our Organization

We were incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd. is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through equity and debt financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands.

Our operating subsidiaries are permitted under the laws of Hong Kong, Cayman Islands, Singapore, British Virgin Islands, and the United States, respectively, to provide funding to Lion Group Holding Ltd., the holding company incorporated in the Cayman Islands through dividend distributions. Our Group currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy, any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

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

The following are the aggregate transfers from the Company to its subsidiaries for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	US$	US$
Subsidiary
Lion Broker Limited (1)	$4,954,178	$3,340,771
Lion Futures Limited (2)	-	-
Lion International Securities Group Limited (3)	-	-
Lion Wealth Limited (4)	8,438,652	6,626,137
BC Wealth Management Limited (5)	-	-
Lion International Financial (Singapore) Pte. Ltd. (6)	-	-
Lion Financial Group Limited (7)	993,788	1,313,535
Lion Wealth Management Limited (8)	117,479	-
Lion Group North American Corp. (9)	619,500	832,680
Total	$15,123,597	$12,113,123

(1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.

(2)	Lion Futures Limited was incorporated in Hong Kong in May 2016.

(3)	Lion International Securities Group Limited was incorporated in under the laws of the Hong Kong in May 2016.

(4)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(5)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.

(6)	Lion International Financial (Singapore) Pte. Ltd. was incorporated in Singapore in July 2019.

(7)	Lion Financial Group Limited was incorporated in the British Virgin Islands in June 2015.

(8)	Lion Wealth Management Ltd was incorporated under the laws of the British Virgin Islands in February 2017.

(9)	Lion Group North American Corp was incorporated under the laws of the State of Nevada in July 2018.

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023
	US$	US$
Subsidiary
Lion Broker Limited (1)	$9,234,037	$12,365,221
Lion Financial Group Limited (2)	962,616	-
Lion Wealth Management Ltd (3)	63,955	-
Lion Futures Limited (4)	-	-
Lion International Securities Group Limited (5)	-	-
Lion Workshop Limited (6)	638,896	-
Lion Wealth Limited (7)	134,611	1,971,385
BC Wealth Management Limited (8)	11,047	-
Total	$11,045,162	$14,336,606

(1)	Lion Broker Ltd was incorporated under the laws of the Cayman Islands in March 2017.

(2) (3) (4)

Lion Financial Group Limited was incorporated under the laws of the British Virgin Islands in June 2015.

Lion Wealth Management Ltd was incorporated under the laws of the British Virgin Islands in February 2017.

Lion Futures Limited was incorporated in Hong Kong in May 2016.

(5)	Lion International Securities Group Limited was incorporated under the laws of the Hong Kong in May 2016.

(6)	Lion Workshop Limited was incorporated under the laws of the British Virgin Islands in April 2021.

(7)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(8)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016.

We did not pay any dividends to our shareholders in 2024 and 2023. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Risks Related to Our Business and Industry

●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

●	We had incurred net losses in the past, and we may incur losses again in the future.

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents.

●	PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.

●	We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

●	Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

●	We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements.

●	We may incur material trading losses from our market making activities.

●	We may incur material trading losses from our over-the-counter stock options trading business.

●	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

●	Our total return swap (TRS) trading services may not be successful, and we may not find adequate funding at reasonable costs to successfully operate our TRS trading business.

●	We depend on the services of prime brokers and clearing agents to assist in providing us with access to liquidity in CFD trading. The loss of one or more of our prime brokerage relationships could lead to increased transaction costs and capital posting requirements, as well as having a negative impact on our ability to verify our open positions, collateral balances and trade confirmations.

●	We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

●	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

●	We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

●	Our clients may engage in fraudulent or illegal activities on our platform.

●	The current trade war between the U.S. and China may dampen growth in China and other markets where the majority of our clients reside.

Risk Related to Our Corporate Structure

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to Lion.

●	Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the approval or other administration requirements of the CSRC, or other PRC governmental authorities, may be required under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Risks Related to our ADSs and our Securities

●	The price of our ADSs may be volatile.

●	Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our ADSs.

●	Holders of our ADSs may not have the same voting rights as our registered shareholders and might not receive voting materials in time to be able to exercise their right to vote.

●	The voting rights ADSs holders are limited by the terms of the deposit agreement, and ADSs holders may not be able to exercise rights to direct how the Class A Ordinary Shares represented by ADSs are voted.

●	The delisting of our American Depositary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

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

In addition, we are subject to regular investigations, inquiries and inspections from the relevant regulatory bodies. For example, from time to time, our HKSFC-licensed subsidiaries may be subject to or required to assist in inquiries or investigations by regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. Similarly, our Cayman subsidiary may be subject to CIMA’s on-site inspections and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews, investigation or inspections, the relevant regulatory authorities may take disciplinary actions against us. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant rules and regulations following the identification of any such misconduct or material non-compliance, which may result in regulators taking additional actions against it. We were inspected by both the HKSFC and CIMA during 2019, and both regulators identified certain areas in which our operations can improve. We have finished implementing the measures recommended by the HKSFC and received letters from the HKSFC confirming that they had no further comments relating to their inspections of Lion Asset Management Limited on November 21, 2019, and of both Lion International Securities Group Limited and Lion Futures Limited on May 20, 2020. These are the only subsidiaries subject to HKSFC oversight and inspection. We have also finished implementing the measures recommended by CIMA during 2019 and CIMA had no further comments relating to their 2019 inspection. We were inspected by CIMA separately on February 4, 2021 as a regular exercise following which CIMA had identified certain areas in which our operators can improve, with the changes to be made no later than October 4, 2021. Subsequently, CIMA issued a breach notice for failure of enhancing customer due diligence measures. CIMA issued an administrative fine of US$314,000 as penalty and we paid the administrative fine on February 17, 2022. We have implemented the improvements recommended by CIMA.  CIMA conducted another on-site inspection of LBL relating to its policies and procedures, corporate governance and internal controls in February 2025, and issued its inspection report in April 2025, in which CIMA identified certain instances to be rectified and requirements to be implemented within the time frame specified. We are currently working on implementing those requirements noted in the report. However, if we are unable to make these changes we may be subject to fines or other disciplinary actions. If any such outcome occurs, there may be a material and adverse effect on our business, results of operations, financial condition and prospects.

We had incurred net losses in the past, and we may incur losses again in the future.

We had net losses of $34.0 million, net losses of US$5.8 million and net losses of US$27.6 million in 2022, 2023, and 2024, respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plans in the future, which will result in significant share-based compensation expenses to us. We generated (188.3)%, 33.2% and (25.5)% of our total revenues from commissions charged to our clients who trade on our platform in 2022, 2023, and 2024, respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

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

We derive a significant portion of our revenues from our commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The rapidly growing trading volume on our platform is primarily driven by the increasing number of our active clients. Our total revenue-generating clients grew from 1,722 as of December 31, 2017 to 2,063 as of December 31, 2024. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

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

We derive a significant portion of our revenues from commissions. We charge our clients commission for our insurance brokerage services, securities and future brokerage services and CFD and TRS trading services. Revenues generated from commission amounted to US$4.6 million, US$7.0 million and US$1.2 million in 2022, 2023, and 2024, respectively. We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

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

We may incur material trading losses from our over-the-counter stock options trading business.

A portion of our revenue is derived from our over-the-counter stock options trading business. It involves complex financial instruments and strategies that are inherently risky. These activities expose us to significant market, counterparty, and operational risks, which could result in material trading losses. Key risks may include the followings:

●	Market Volatility: The value of OTC stock options can be highly sensitive to fluctuations in market conditions, including changes in stock prices, interest rates, and implied volatility. Sudden or severe market movements could adversely impact our trading positions and result in significant losses.

●	Counterparty Risk: OTC transactions are typically conducted directly with counterparties rather than through an exchange. If a counterparty fails to meet its obligations due to financial distress, insolvency, or other reasons, we may experience trading losses and difficulty recovering funds.

●	Liquidity Risk: The OTC stock options market may have lower liquidity compared to exchange-traded options. Limited liquidity could hinder our ability to close or hedge positions at favorable prices, exacerbating losses during periods of market stress.

●	Operational and Pricing Risks: The valuation and execution of OTC stock options can be complex, relying on sophisticated models and assumptions. Errors in pricing, modeling, or operational execution could lead to unexpected losses.

●	Regulatory and Compliance Risks: Changes in laws, regulations, or enforcement practices related to OTC derivatives could impact our ability to conduct this business effectively or increase our costs and compliance burdens.

Based on the above factors, our OTC stock options trading business could result in material losses that adversely affect our financial condition and results of operations. While we have implemented risk management policies and procedures to mitigate trading risks, these measures may not be fully effective in preventing losses.

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

We operate our insurance brokerage business through our HKIA-licensed subsidiary, BC Wealth Management Limited. In June 2024, we sold our 100% interest in in BC Wealth Management Limited (“BCWM”) to a third party and exited from insurance brokerage business. Our revenues from insurance brokerage business amounted to US$0.5 million, US$1.2 million and US$0.5 million, in 2022, 2023, and 2024, respectively, representing (18.5)%, 5.5% and (9.8)%  of our total revenues during the same periods. There are various risks related to our insurance brokerage business. For instance, we may fail to introduce diversified insurance products and services to effectively address our clients’ needs. In addition, because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increases in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation. Furthermore, we rely on various business partners to operate our insurance brokerage business. If we fail to maintain stable relationships with insurance companies and referral service providers, our business, results of operations, financial condition and business prospects could be materially and adversely affected. In addition, our insurance brokerage business is vulnerable to risks that are beyond our control. For example, we experienced significant decrease in revenues generated from insurance brokerage business in 2020, 2021, 2022, 2023 and 2024 compared to 2018 and 2019, primarily due to our strategic shift of business focus and the unrest in Hong Kong following the forfeited extradition bill in 2019, which negatively affected our clients’ confidence and interest in Hong Kong market. See “Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

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

In 2022, 2023 and 2024, we derived a substantial portion of our revenue from a small number of key clients. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected. However, as the trading platform expands and following the Business Combination, we anticipate, but without assurance, that this concentration may possibly be decreasing in the future.

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

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

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

In April 2020, we launched our developed all-in-one Lion Brokers Pro app. There are substantial uncertainties associated with the app, including compatibility with mobile operating systems, and we cannot assure you we could operate successfully or as we expected. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our services into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have users utilize our services on mobile devices. We are further dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products could adversely affect the usability of our services on mobile devices. In the event that it is more difficult for our users to access and utilize our services on their mobile devices, or if our users choose not to access or utilize our services on their mobile devices or to use mobile operating systems that do not offer access to our services, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

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

The U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. Certain tariffs have already been adopted by both sides, and the two countries often meet to negotiate arrangements that would include the decreasing or removal of tariffs, but Lion cannot assure you that the negotiations will be successful in reducing tariffs or that other tariffs will not be imposed, even if an agreement will be reached. On February 4, 2025, the new administration in the U.S. government imposed new tariffs on certain imports from China. On March 4, 2025, the U.S. government raised such tariffs from 10% to 20% against China. In retaliation, on March 10, 2025, the Chinese government imposed new tariffs against the U.S. on U.S. farm exports. It is unclear whether any further tariffs will be implemented and how much economic effect the trade war will have on the U.S. and China.

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

The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities by, and overseas and/or foreign investment in, companies with operations in mainland China, including enhancing supervision over companies with operations in mainland China that are listed overseas using VIE structure, and that the PRC regulatory authorities could disallow the use of such VIE holding structure. We do not believe that we are directly subject to these regulatory actions or statements, as we do not currently have any VIE or contractual arrangements in mainland China. As of the date of this annual report, our substantial operation is based in Singapore, Hong Kong and the Cayman Islands. Further, we do not have any PRC operations as we disposed Lion Group (Hangzhou) Investment Limited to a third party in September 2023.

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

Moreover, our board of directors is divided into two classes, namely Class I and Class II. Class I consist of four directors, and Class II consist of four directors. Furthermore, our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to ten thousand votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale of Class B Ordinary Shares by a holder thereof to any person other than an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Due to the disparate voting powers associated with our dual-class share structure, as of the date of this annual report, the Class B Ordinary Shares constitute 4.9%  of our total issued and outstanding share capital, and 99.8% of the aggregate voting power of and total issued and outstanding share capital.

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

As of the date of this annual report, Chunning Wang, our chairman of the board and chief executive officer holds approximately 82% of our voting power total issued and outstanding share capital. As a result, we are considered as a “controlled company” within the meaning of the Nasdaq Stock Market LLC listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. We currently do not intend to rely on exemptions available to us.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of December 31, 2024, our chairman of the board and chief executive officer holds a total of 53,887,845 Class B Ordinary Shares and a total of 100,000 Class A Ordinary Shares, representing approximately 82% of our voting power total issued and outstanding share capital. Chunning Wang has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholders, Chunning Wang may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company.

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

UHY LLP and HTL International, LLC are not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect UHY LLP or HTL International, LLC (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict UHY LLP or HTL International, LLC (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our Company in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether UHY LLP, HTL International, LLC or another firm) at such future time.

Our current auditor, GGF CPA LTD (“GGF”), (fka Guangzhou Good Faith CPA LTD), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID:2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China. While our auditor is based in the PRC and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

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

On April 18, 2024, the Company received a written notification from Nasdaq notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per American Depositary Share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary shares to fifty (50) Class A ordinary shares representing 2,500 Class A ordinary shares. The change of the ADS ratio became effective on March 26, 2025. On April 11, 2025, Nasdaq provided confirmation to the Company that its closing bid share price of the ADSs as of April 11, 2025 was above the Nasdaq’s minimum requirement of $1.00 per share. Accordingly, the Company is no longer considered below the $1 continued listing criterion of a minimum share price as set forth in Listing Rule 5550(a)(2) and has regained compliance on this matter.

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

In June 2024, BC Wealth Management Limited, Lion Asset Management Limited and Lion Fintech Group Limited, along with its 70% interest in Royal Lion Investment Limited and 100% interest in Royal Lion Middle East DMCC were sold to third parties.

In July 2024, Lion Multi-Series Fund SPC and Lion Silver Capital Limited were disposed of.

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

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii)  Over-The-Counter (“OTC”) stock options trading business, and (iv) futures and securities brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States).

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

Our financial performance decreased significantly from 2023 to 2024, as our revenue decreased significantly from US$21.1 million to a loss of US$4.9 million, respectively. We had a loss before income taxes of US$27.6 million in 2024 as compared to a loss before income taxes of US$5.8 million in 2023.

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

Our management team is led by our co-founder and chairman of the board, Mr. Chunning Wang, who has more than 15 years of experience in trading futures, securities and derivatives and dealing in interbank markets. Our core management team members have in aggregate more than 60 years of experience with conglomerates in the financial sector and fintech startups. Our management team is supported by a strong and talented team of experts in the financial and information technology industries. Our experienced management team and strong industry team enable us to drive innovation, improve our operational efficiency and expand our client base.

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

Our Business Lines

Our business lines include our (i) TRS trading business, (ii) CFD trading services, (iii) Over-The-Counter (“OTC”) stock options trading business, (iv)  futures and securities brokerage services, and (v) insurance brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android and PC platforms. See “Our Technology.” Our relevant subsidiaries possess a full securities investment business license in the Cayman Islands as relevant to acting as a broker dealer and market maker and various types of licenses to conduct our business in Hong Kong. See “Licenses”.

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

The diagram below illustrates the order execution process for our CFD trading business:

We facilitate a client’s CFD trading in three different ways.

1.	If the trade of a client can be used to naturally hedge against and offset the trades of another client, we will act as a market maker to offer liquidity and pricing for both clients. This type of transactions allows us to generate predictable revenues from commissions (other than forex transactions, for which we typically do not charge any commissions) without assuming any risks caused by market fluctuations. Less than half of our CFD trades in 2024 were of this type. We expect to have more frequent naturally hedged trades in the future as our user base grows and the number of transactions transacted over our platform increases.

2.	When an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives us the potential to generate significant revenues from trading profit if the market develops in favor of our position. Although we would assume risks caused by market fluctuations, our risk management system constantly monitors the market and limits our risk exposure. See “ Risk Management — Business Model Risk — Market Risk.” More than half of our CFD trades in 2024 were of this type.

3.	When an offsetting transaction from another client is not available, we may also act as a broker in arranging trades between the client and third-party market makers. We maintain cooperative relationships with established market makers and exchange’s clearing members, including international wholesale forex trading partners, which give us access to a pool of potential liquidity and ensure that we are able to execute our clients’ desired trades at competitive rates while hedging our net positions and limiting our exposure. This type of transaction allows us to transfer the risks associated with riskier trades to established market makers that have greater risk tolerance, although we would incur additional costs charged by our cooperative market makers. Less than half of our CFD trades in 2024 were of this type.

We generate CFD trading revenue from (i) commissions, (ii) bid/offer spreads, (iii) trading profit and (iv) difference in interest rates.

i.	We charge commissions for all CFD transactions, except for forex transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients. For instance, our commission rates for stock indices, such as the Dow Jones Industrial Average and the Hang Seng Index, range from US$2.25 to US$50 per lot, while our commission rates for commodities, such as gold, soy beans and crude oil, range from US$3 to US$50 per lot.

ii.	We mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii.	We act as a trading principal in certain derivative transactions by taking the position opposite to our clients. In such cases, we are exposed to changes in the value of the underlying product, and the clients’ losses are our gain.

iv.	We automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Our total CFD products trading volume in the years ended December 31, 2022, 2023 and 2024 was 116,607 lots, 703,764 lots, and 23,098 lots respectively. As of December 31, 2024, we had 1,545 CFD trading clients, most of which were retail investors.

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

Below is a diagram illustrating the Company’s TRS trading business:

Our TRS trading volume in the years ended December 31, 2022, 2023 and 2024 was US$484 million, US$580 million, and US$128 million respectively. As of December 31, 2023 and 2024, we had 384 and 316 TRS trading clients, respectively all of which were retail investors.

OTC Stock Options Trading Services

We started to sell over-the-counter (“OTC”) call options in April 2021. Since the fourth quarter of 2023, this business increased rapidly. The call option gives the holder the right, but not the obligation, to buy the underlying security at a predetermined price (strike price or exercise price) within a specific timeframe, ranges from 2 weeks to 6 months. The stocks underlying the call options issued are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. We serve as the counterparty to our customers in OTC stock options transactions. There are cases that we purchases the same call options back-to-back from the third party option issuers for offsetting. Upon signing the contract, the customers are required to pay the option premium to us. The Group generated trading gains or losses from the call options, consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers.

The nominal value of OTC stock call options sold for the years ended December 31, 2022, 2023 and 2024 was $10.9 million, and $181.5 million, and $2,388.4 million respectively. As of December 31, 2023 and 2024, we had 37 and 317 OTC stock option trading clients, respectively all of which were retail investors.

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

Our commission rate is US$1.20 - 40.00 per contract depending on the types of futures products, subject to various discounts that we offer. Our total number of executed futures contracts was 1,298,452 lots, 913,583 lots, and 246,159 lots in 2022, 2023, and 2024, respectively. Our futures brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2023 and 2024, we had 188 and 202 futures trading accounts opened with our Hong Kong subsidiary, Lion Futures Limited, respectively most of which were retail investors.

Towards the end of December 2024, we decided to exit from the futures brokerage business and currently was in the process of ceasing such business.

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

Our securities brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2023, there were 98 securities trading accounts opened on our platform, most of which were retail investors. In the second half of 2024, we returned to HKSFC the Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management possessed by Lion International Securities Group Limited.

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

We generated commission income of US$0.5 million, and US$1.2 million, and US$0.5 million in the same periods, respectively. Our insurance commission income has decreased over the past few years largely due to a significant decrease in PRC residents purchasing insurance policies in Hong Kong. This is caused by more stringent enforcement of foreign exchange controls in China, such as more cumbersome procedures for PRC residents to convert Renminbi into U.S. dollars or Hong Kong dollars to pay insurance premiums in Hong Kong and the imposition of daily limits on electronic payments.

In June 2024, we sold our 100% interest in in BC Wealth Management Limited (“BCWM”) to a third party and exited from insurance brokerage business.

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

User Interface

Mobile Apps

As of December 31, 2024, we had five mobile apps, including “Lion Brokers”, “MetaTrader”, “Lion International Transactions App 狮子国际交易宝” and “易星 Estar”, that allowed our users with different preferences to trade stocks, futures and CFDs in an efficient, secure, reliable and user-friendly manner. The table below sets forth our various apps and their respective products or service offerings and operating entities.

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

Our Blockchain Technology

We have ceased the operations of Lion NFT platform in the first quarter of 2023. Before we ceased the operation, our Lion NFT Platform was a decentralized marketplace for trading and exchange of NFTs, including the MetaWords. The NFT smart contracts are deployed on Binance Smart Chain (“BSC”), which is compatible with Ethereum. The smart contracts are based on the ERC721 and ERC1155 protocol, which contains the functions of selling and auction and adds the fee collection model. The Lion NFT Platform is connected with our KYC system, which allow us to verify the identity of the users before they trade in Lion NFT Platform.

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

Competition Risk

We mainly operate in the online futures and securities brokerage market and CFD trading market for global Chinese investors, which are both highly competitive and rapidly evolving. See “Competition.” We may lose our clients if there are new or existing competitors offering more attractive products, services or pricing. We pay close attention to our competitors’ activities and performance and ensure that our product offerings and pricing remain attractive to the clients.

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

We have experienced significant growth in the number of clients in the past few years. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 2,063 as of December 31, 2024. As of December 31, 2024, we had 2,063 active revenue-generating accounts in total, including 202 accounts for futures trading, 1,545 accounts for CFD trading, 316 accounts for TRS trading, and 317 accounts for OTC options trading.

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

Intellectual Property

We rely on a combination of trademarks, software copyrights and trade secrets, as well as confidentiality procedures and contractual provisions with our employees and others, to protect our intellectual properties. As of December 31, 2024, we had obtained one trademark in Singapore and one in Hong Kong, and acquired 11 copyrights related to our trading software programs. Our intellectual properties are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from the competitors in the market. As our brand name becomes increasingly recognized among the general public, we will further enhance the protection of our intellectual properties.

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

Employees

We had a total of 25 employees in Hong Kong and Singapore as of December 31, 2024. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

Facilities

Our headquarters are located in Singapore, where we leased one principal executive office. We also have offices in Hong Kong and the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2024, our leased office space was 3,508 square feet in aggregate, including 2,297 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Licenses

We must obtain various licenses to conduct our business. The table below sets forth the licenses we possess in the Cayman Islands and Hong Kong.

Jurisdiction	License Type	Entity Name
Cayman Islands	CIMA Full Securities Investment Business License(1) (as relevant to broker dealer and market maker)	Lion Brokers Limited

Hong Kong	HKSFC Type 2 License for Dealing in Futures Contracts	Lion Futures Limited
	HKSFC Type 5 License for Advising on Futures Contracts	Lion Futures Limited

Singapore	Capital Markets Services (CMS) License	Lion International Financial (Singapore) Pte. Ltd.

(1)	Only includes regulatory permissions to act as a “broker dealer” and “market maker”.

Compliance

We operate in highly-regulated industries and must comply with all applicable regulatory requirements in the jurisdictions in which we operate. We (in particular Lion Brokers Limited) are regulated by the CIMA in the Cayman Islands, and the HKSFC. We (in particular Lion Brokers Limited) must submit annual audit reports to the CIMA and HKSFC and are subject to their periodic inspections. We have not been subject to any other administrative penalty or fine that, individually or in the aggregate, in the opinion of our management, would be reasonably expected to have a material adverse effect on our results of operations or financial condition. In June 2024, BC Wealth Management Limited and Lion Asset Management Limited were sold to third parties. As a result, we are no longer regulated by the Hong Kong Insurance Authority and Hong Kong Customs and Excise Department in Hong Kong.

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

Regulations

We are subject to laws and regulations in the jurisdictions where we conduct our business. The following is a summary of certain rules and regulations that significantly affect our current business activities.

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

Types of Regulated Activities

The SFO promulgates a single licensing regime where a person only needs one license or registration to carry on different types of regulated activities as defined in Schedule 5 to the SFO for which it is licensed. The regulated activities defined in the SFO are as follows:

License

Type 1:	dealing in securities
Type 2:	dealing in futures contracts
Type 3:	leveraged foreign exchange trading
Type 4:	advising on securities
Type 5:	advising on futures contracts
Type 6:	advising on corporate finance
Type 7:	providing automated trading services
Type 8:	securities margin financing
Type 9:	asset management
Type 10:	providing credit rating services

As the date of this annual report, the following Hong Kong subsidiaries were licensed under the SFO to carry on the following regulated activities:

Company	Type of license
Lion Futures Limited	Type 2, Type 5

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

Our headquarters are located in Singapore. We also maintained offices in Hong Kong, where we leased one office and one technology support office. We also have offices in the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2024, our leased office space was 3,508 square feet in aggregate, including 2,297 square feet in Hong Kong, 1,175 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii)  Over-The-Counter (“OTC”) stock options trading business, and (iv)  futures and securities brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States).

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

Number of users and transaction volumes

We historically derive our revenue mainly from commissions, bid/offer spreads, trading profit and difference in interest rates for transactions on our platform. Generally speaking, the larger the number of transactions carried out on our platform, and the larger the size of those transactions, the greater will be our revenue. We generated a substantial portion of our revenue from a small number of key clients and revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 4,047 as of December 31, 2019, and continued to increase to 5,010 as of December 31, 2020 and 5,261 as of December 31, 2021, and then decreased to 4,526 as of December 31, 2022, 2,443 as of December 31, 2023, and further decreased to 2,063 as of December 31, 2024, due to the decline in policy renewal clients in insurance business and CFD trading customers, and cessation of securities brokerage business. Among our total 2,063 revenue-generating client accounts, 75% of accounts are CFD trading accounts which decreased from 1,547 in 2023 to 1,545 in 2024.

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

We started to sell OTC stock options, a derivative product to our customers in 2021. From the fourth quarter of 2023 to the second quarter of 2024, OTC stock options trading business grew rapidly in both the number of option contracts executed and the total nominal value. The stocks underlying the call options we issued to the customers are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. We serve as the counterparty to our customers in OTC stock options transactions, and we may purchase the same call options back-to-back from the third party option issuers for offsetting. We generated trading gains or losses from the written call options.

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

Key Components of Results of Operations for the Years Ended December 31, 2024，2023 and 2022

Revenues (Losses)

Our revenues consist of commissions, trading gains (losses), interest income, interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Years ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

Commissions
Market making commissions and fees	125,095	(2.5)	3,121,661	14.8	781,878	(31.6)
Futures and securities brokerage commissions	635,414	(13.0)	2,732,846	12.9	3,412,644	(138.2)
Insurance brokerage commissions	479,112	(9.8)	1,169,306	5.5	455,394	(18.5)
Trading gains/(losses)	(32,526,874)	668.4	10,479,504	49.8	(11,467,969)	464.2
Interest income	692,963	(14.2)	2,424,676	11.5	3,229,716	(130.7)
Other income	25,728,209	(528.9)	1,163,251	5.5	1,118,244	(45.2)
Total	(4,866,081)	100.0	21,091,244	100.0	(2,470,093)	100.0

Commissions

We earn commissions from our (i) insurance brokerage services, (ii) securities and futures brokerage services (including commissions from TRS trading services) and (iii) CFD trading services when we act as market maker. We received commissions from the insurance companies based on a percentage of the premium paid by insurance purchasers. In June 2024, the Group disposed of its insurance brokerage services. Unlike commissions from insurance brokerage services, we charge securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services we offer, eligibility for discounts and other factors. See “Business — Our Business Lines”.

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

	Years ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

CFD trading gains/(losses)	396,765	(1.2)	16,204,480	154.6	(7,476,190)	65.1
TRS trading gains/(losses)	(672,460)	2.1	(5,076,247)	(48.4)	(3,913,422)	34.1
OTC stock option trading gains/(losses)	(32,259,164)	99.2	(798,725)	(7.6)	937,109	(8.1)
Other trading gains/(losses)	7,985	(0.1)	149,996	1.4	(1,015,466)	8.9
Total	(32,526,874)	100.0	10,479,504	100.0	(11,467,969)	100.0

Interest income

Interest income primarily consists of interest income earned on loans provided to TRS trading customers, interests earned on short-term loans we extend to unrelated third parties and bank deposit, and also include interest rate difference between currency pairs we hold resulting from rolling over foreign exchange positions from CFD trading services.

Other income

Other income primarily includes gain from extinguishment of liabilities, sale of MetaWords NFTs, bitcoin mining income, order processing charges, foreign currency exchange gain, and dividend income etc.

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

	Years ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

CFD trading services	521,860	(10.7)	19,326,140	91.6	(6,694,312)	271.0
TRS trading services	9,140	(0.1)	(2,342,395)	(11.1)	(595,871)	24.1
OTC stock options trading	(7,978,722)	164.0	(798,725)	(3.6)	937,109	(38.0)
Futures and securities brokerage services	653,340	(13.5)	2,570,495	12.1	3,284,729	(132.9)
Others	1,928,301	(39.7)	2,335,729	11.0	598,252	(24.2)
Total	(4,866,081)	100.0	21,091,244	100.0	(2,470,093)	100.0

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

Our CFD trading income consisting of (i) commissions, and (ii) bid/offer spreads and trading gains/(losses), was US$125,000 and US$397,000, respectively for the year ended December 31, 2024, was US$3.1 million and US$16.2 million, respectively for the year ended December 31, 2023, and was US$0.8 million and US$(7.5) million, respectively for the year ended December 31, 2022. Our total CFD products trading volume was 23,098 lots, 703,764 lots, and 116,607 lots for the years ended December 31, 2024, 2023, and 2022, respectively.

The amount of our commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the types of different products traded, as well as discounts offered to different clients. Of our commission revenues derived from CFD trading services in 2024, approximately 70.2% related to stock indices and near 29.8% related to commodities, with a remaining insignificant proportion relating to other CFD products. In 2023 and 2022, these two percentages were 70.3% and 29.7%, respectively, and were 88.3% and 11.7%, respectively.

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

Our TRS trading income consisting of (i) trading gains/(losses) from our proprietary TRS trading activities, (ii) interest income earned on loans provided to TRS trading customers, and (iii) commissions and other income resulting from TRS trading services, was US$(672,000), US$598,000 and US$83,000, respectively for the year ended December 31, 2024, was US$(5.1) million, US$2.1 million and US$0.7 million, respectively for the year ended December 31, 2023, and was US$(3.9) million, US$2.7 million and US$0.6 million, respectively for the year ended December 31, 2022. Our TRS trading volume was US$128 million, US$580 million, and US$484 million for the years ended December 31, 2024, 2023 and 2022, respectively.

OTC stock options trading service

We started to sell OTC stock call options, a derivative product to our customers in 2021. In the fourth quarter of 2023, this business increased rapidly. We serve as the counterparty to our customers in OTC stock call options transactions, and we may purchase the same call options back-to-back from the third party option issuers for offsetting. OTC stock options trading income (loss) consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers, were US$(8.0) million, were US$$(0.8)million, and US$0.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. The nominal value of OTC stock call options sold was US$2,388 million, US$182 million, and US$11 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed. Our total number of executed futures contracts was 245,525lots, 913,583 lots, and 1,298,452 lots for the years ended December 31, 2024, 2023, and 2022 respectively.

Others

Others include the revenue generated from insurance brokerage services, sale of MetaWords NFTs, foreign currency exchange gain and interests earned on short-term loans we extend to unrelated third parties and bank deposit etc.

Our others income consisted of insurance brokerage commission of US$0.5 million, foreign currency exchange gain of US$1.0 million, and interest and other income of US$0.4 million for the year ended December 31, 2024; it primarily consisted of insurance brokerage commission of US$1.2 million, foreign currency exchange gain of US$0.3 million, and interest and other income of US$0.8 million for the year ended December 31, 2023; it primarily consisted of insurance brokerage commission of US$0.5 million, sale of MetaWords NFTs of US$0.4 million, and interest and other income of US$0.7 million, offset by trading losses of US$(1.0) million from exchange traded stock for the year ended December 31, 2022, respectively.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Year ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

Commission and fees expenses	955,819	(19.6)	3,418,398	16.2	3,198,934	(130.1)
Compensation expenses	3,264,093	(67.0)	4,099,852	19.4	3,620,506	(146.5)
Communication and technology expenses	3,390,517	(69.6)	3,059,462	14.5	3,392,794	(137.3)
General and administrative expenses	878,494	(18.0)	1,432,148	6.7	1,228,572	(49.7)
Professional fees	4,451,834	(91.7)	3,407,365	16.1	3,716,839	(150.4)
Services fees	1,888,700	(38.8)	2,352,832	11.1	1,956,785	(79.2)
Research and development	-	-	7,115	-	4,693,995	(190.0)
Interest expense	821,932	(16.8)	2,413,102	11.4	2,334,598	(94.5)
Occupancy expenses	747,750	(15.3)	870,254	4.5	826,254	(33.4)
Marketing	3,598,849	(73.9)	4,196,795	19.8	3,743,567	(151.5)
Depreciation	2,435,712	(50.4)	1,795,011	8.5	2,032,386	(82.2)
Impairment of fixed assets	-	-	-	-	1,690,028	(68.4)
Impairment of cryptocurrencies	-	-	-	-	293,619	(11.8)
Change in fair value of warrant liabilities	13,501	(0.2)	(565,313)	(2.6)	(1,260,354)	51.0
Other expenses	240,378	(4.9)	430,214	2.0	32,406	(1.3)
Total	22,687,579	(466.2)	26,917,235	127.6	31,500,929	(1,275.3)

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

Research and development

Research and development expenses consist primarily of designing, coding, project management, and other IT services related to developing and enhancing our Metaverse project in 2022.

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

Results of Operations for the Years Ended December 31, 2024, 2023, and 2022

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

	Years ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

Revenues
CFD trading services	521,860	(10.7)	19,326,140	91.6	(6,694,312)	271.0
TRS trading services	9,140	(0.1)	(2,342,395)	(11.1)	(595,871)	24.1
OTC stock options trading	(7,978,722)	164.0	(798,725)	(3.6)	937,109	(38.0)
Futures and securities brokerage services	653,340	(13.5)	2,570,495	12.1	3,284,729	(132.9)
Others	1,928,301	(39.7)	2,335,729	11.0	598,252	(24.2)
Total revenues	(4,866,081)	100.0	21,091,244	100.0	(2,470,093)	100.0

Expenses
Commission and fees expenses	(955,819)	19.6	(3,418,398)	(16.2)	(3,198,934)	130.1
Compensation expenses	(3,264,093)	67.0	(4,099,852)	(19.4)	(3,620,506)	146.5
Communication and technology expenses	(3,390,517)	69.6	(3,059,462)	(14.5)	(3,392,794)	137.3
General and administrative expenses	(878,494)	18.0	(1,432,148)	(6.7)	(1,228,572)	49.7
Professional fees	(4,451,834)	91.7	(3,407,365)	(16.1)	(3,716,839)	150.4
Service fees	(1,888,700)	38.8	(2,352,832)	(11.1)	(1,956,785)	79.2
Research and development	-	-	(7,115)	-	(4,693,995)	190.0
Interest expenses	(821,932)	16.8	(2,413,102)	(11.4)	(2,334,598)	94.5
Occupancy expenses	(747,750)	15.3	(870,254)	(4.5)	(826,254)	33.4
Marketing	(3,598,849)	73.9	(4,196,795)	(19.8)	(3,743,567)	151.5
Depreciation	(2,435,712)	50.4	(1,795,011)	(8.5)	(2,032,386)	82.2
Impairment of fixed assets	-	-	-	-	(1,690,028)	68.4
Impairment of cryptocurrencies	-	-	-	-	(293,619)	11.8
Change in fair value of warrant liabilities	(13,501)	0.2	565,313	2.6	1,260,354	(51.0)
Other expenses	(240,378)	4.9	(430,214)	(2.0)	(32,406)	1.3
Total expenses	(22,687,579)	466.2	(26,917,235)	(127.6)	(31,500,929)	1275.3
(Loss)/income before income taxes	(27,553,660)	566.2	(5,825,991)	(27.6)	(33,971,022)	1,375.3
Income tax expenses	(1,245)	0.0	(1,058)	(0.0)	(3,419)	0.1
Net loss	(27,554,905)	566.2	(5,827,049)	(27.6)	(33,974,441)	1375.4
Non-controlling interests
Net (loss) attributable to non-controlling interests	(105,409)	2.2	(568,041)	(2.7)	(2,411,158)	97.6
Net loss attributable to LGHL	(27,449,496)	564.0	(5,259,008)	(24.9)	(31,563,283)	1,277.8

Year ended December 31, 2024 Compared to Year ended December 31, 2023

Revenues

Our total revenues decreased by US$26.0 million from an income of US$21.1 million for the year ended December 31, 2023 to a loss of US$(4.9) million for the year ended December 31, 2024, primarily due to the decrease in CFD trading service revenue and the trading losses in OTC Stock Options trading services.

Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 5,261 as of December 31, 2021, and decreased to 4,526 as of December 31, 2022 and 2,443 as of December 31, 2023, and further decreased to 2,063 as of December 31, 2024. The decrease in 2024 was primarily due to the decline in policy renewal clients in insurance business and in securities brokerage services. The Group disposed of its insurance brokerage services and ceased its securities brokerage services in 2024. As of December 31, 2024, the total 2,063 active revenue-generating accounts included 202 accounts for futures trading, 1,545 accounts for CFD trading, 316 accounts for TRS trading and 317 accounts for OTC stock options trading. And as of December 31, 2023, the total 2,443 active revenue-generating accounts included 188 accounts for futures trading, 98 accounts for securities trading, 1,547 accounts for CFD trading, 348 accounts for TRS trading, 37 accounts for OTC stock options trading and 262 accounts for insurance products.

CFD Trading Services Income. Historically, we derived a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated high volatility historically. Revenue generated from CFD trading services decreased by US$18.8 million from US$19.3 million for the year ended December 31, 2023 to US$0.5 million for the year ended December 31, 2024, primarily attributable to a decrease of US$15.8 million in trading gains and a decrease of US$3.0 million in commission income. In 2024, there was a significant decrease in trading activities from key clients. In the meantime, the Group shifted its focus to OTC options trading in 2024, which combined led to the significant decrease in both market making commission income and CFD trading gains.

TRS Trading Services Income. Revenue generated from TRS trading services increased by US$2.4 million from a loss of US$(2.3) million in 2023 to an income of US$9,140 in 2024, due to the trading losses from our proprietary TRS trading activities decreased by US$4.4 million, partially offset by a decrease of US$1.5 million in interest income earned on loans provided to TRS trading customers and a decrease of US$0.5 million in commission and other income. China’s stock markets experienced a protracted slump from 2021 to September 2024. After a brief rally, momentum faded and equities have slowly trended lower since October 2024. The decrease in interest income was largely attributable to the decline in the daily average balance of the loans that TRS trading customers borrowed. This decline reflected dampened customer sentiment toward China’s stock markets, evident in reduced trading volumes and smaller position sizes.

OTC Stock Options Trading Loss. We started to sell OTC stock call options in 2021 and from the fourth quarter of 2023 to the third quarter of 2024, OTC stock options trading business grew rapidly. OTC stock options loss consisting of the changes in fair value of the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers, increased from a loss of US$0.8 million in 2023 to a loss of US$8.0 million in 2024. In July and August 2024, we observed the high market volatility and promptly recalibrated our trading strategy. Although our existing positions still led to considerable trading losses, the strategic adjustment helped mitigate further potential losses, which could have been even more substantial during the China’s market rally in early fall of 2024. For the year ended December 31, 2024, OTC stock options trading loss consisted of a US$32.3 million decline in fair value of the call options sold to customers, partially offset by a gain of US$24.3 million from extinguishment of liabilities as a result of Debt to Equity Agreements under which shares were issued to settle payables owed to customer creditors. The nominal value of OTC stock call options sold increased from US$181.5 million in 2023 to US$2,388 million in 2024.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services decreased from US$2.6 million in 2023 to US$0.7 million in 2024. Futures brokerage trading volume in the number of executed futures contracts decreased from 913,583 lots in 2023 to 246,159 lots in 2024. The decrease was a result of the Group’s retreating from the brokerage service in Hong Kong markets, the businesses conducted under Hong Kong SFC’s licenses, since these businesses did not generate profits in the past few years.

Others. Other income decreased by US$0.4 million from US$2.3 million in 2023, to US$1.9 million in 2024. The decrease in other income was primarily attributed to the decrease in insurance brokerage commission of US$0.7 million, as the Group disposed of its insurance brokerage services in June 2024.

Expenses

Our total expenses decreased by 15.7% from US$26.9 million in 2023 to US$22.7 million in 2024, primarily due to a decrease in commission expenses, interest expenses, compensation and service fees, and marketing expenses, partially offset by increases in professional fees and depreciation.

Commission and Fees Expenses. Our commission expenses decreased by US$2.4 million from US$3.4 million in 2023 to US$1.0 million in 2024, primarily due to a decrease of US$0.5 million in our insurance brokerage commission expenses, a decrease of US$1.2 million in our futures brokerage commission expenses and a decrease of US$0.7 million in our TRS trading commission expenses.

Compensation Expenses. Our compensation expenses decreased by 20.4% from US$4.1 million in 2023 to US$3.3 million in 2024, primarily due to the decrease in the headcount and the discretionary bonus paid out in the second half of 2023.

Communication and Technology Expenses. Our communication and technology expenses of US$3.4 million in 2024, increased from US$3.1 million in prior year, primarily due to the increased investment in technology such as enhancing the integration of AI application with OTC options and developing intelligent trading algorithms, and the launch of multi-currency trading account services etc.

General and Administrative Expenses. Our general and administrative expenses decreased by 38.7% to US$0.9 million from US$1.4 million in the prior year period, primarily resulting from the cost control measures.

Professional Fees. Our professional fees increased from US$3.4 million in 2023 to US$4.5million in 2024, primarily due to that the Company engaged an industry professional team to provide operations, transaction processing, risk management, customer management and other services surrounding its OTC options business.

Services Fees. Our services fees for independent contractors and consultants decreased by 19.7% from US$2.4 million in 2023 to US$1.9 million in 2024, due to a decreased number of contracted service providers for CFD and TRS trading business.

Interest Expenses. Our interest expenses decreased to US$0.8 million in 2024 from US$2.4 million in 2023 mainly attributable to a decrease in the interest we paid for loans borrowed from our TRS trading business partners.

Occupancy Expenses. Our occupancy expenses were US$0.8 million in 2024, remaining comparable to the prior year.

Marketing Expenses. Marketing expenses decreased by 14.2% from US$4.2 million in 2023 to US$3.6 million in 2024, mainly due to a decrease in marketing expenses incurred in the second half of 2024.

Depreciation. Our depreciation expenses increased by 35.7% from US$1.8 million in 2023 to US$2.4 million in 2024, mainly attributable to newly added software in November 2023.

Change in fair value of warrant liabilities. The loss from the change in fair value of the outstanding Public and Private Warrants in 2024 was US$0.01 million, compared to a gain of US$0.6 million in 2023.

Other Expenses. Other expenses decreased from US$430,000 for the year ended December 31, 2023 to US$240,000 for the year ended December 31, 2024.

Income Tax Expenses

Our income tax expenses remained at US$1,000 in 2024.

Net loss

As a result of the foregoing, we had net loss of US$27.6 million in 2024 compared to a net loss of US$5.8 million in 2023.

Net loss attributable to LGHL

After allocating net loss to non-controlling interest, net loss attributable to parent company was US$27.4 million in 2024, compared to US$5.3 million in 2023.

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

Our principal sources of liquidity have been cash generated from our operations and capital raised through equity and debt transactions. As of December 31, 2024, and 2023, we had US$16.9 million, and US$29.0million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks which are unrestricted for withdrawal or use. We also held short-term investments that can be redeemed on demand of US$2,000, and US$4.5 million as of December 31, 2024 and 2023, respectively. The short-term investments we held are mainly equity securities listed on Shanghai/Shenzhen Stock Exchange and Hong Kong Stock Exchange. The Company did not have available and unused external source of liquidity as of the years ended December 31, 2024, 2023, and 2022.

	Years ended December 31,
	2024	2023	2022
	US$	US$	US$

Unrestricted cash	$16,934,202	$28,953,780	$11,159,610
Short-term investments	2,423	4,522,805	11,104,047
	$16,936,625	$33,476,585	$22,263,657

We have been able to meet our working capital needs in the past. Based on our current operating plan and financial condition including liquidity sources, we expect that our existing unrestricted cash and short-term investments and our anticipated cash flows from operations may not be sufficient to meet our anticipated working capital requirements and material cash requirements for the next 12 months. In the long term, our working capital needs will depend on many factors, including the rate of our business and revenue growth, the timing of our various expenditures and cash provided by and used in operating, investing and financing activities and capital expenditures.

The Group had recurring operating losses, the net loss was US$27.6 million for the year ended December 31, 2024 and the accumulative deficit was US$67.2 million as of December 31, 2024. And the Group had the working capital deficit of US$11.0 million as of December 31, 2024 and had negative cash flows of US$19.1 million generated from operating activities. Given these conditions, we conclude that there is substantial doubt about our ability to continue as a going concern within one year after the issuance date.

We will implement strategies and plans to grow our business and generate substantial revenue, and take further measures to control operating costs. To the extent our unrestricted cash, short-term investments and cash flow from operating activities are insufficient to satisfy its liquidity needs in accordance with our strategic plan in the future, we may decide to raise additional funds through the sale of equity or convertible debt securities, or obtain financial support and credit guarantee from the related parties. If additional funding is necessary or desirable, however, we may not be able to effect an equity financing, debt financing or financial support from related parties in amounts or on terms acceptable to us or at all. If we are unable to raise additional capital when needed, its results of operations and financial condition would be materially and adversely impacted.

The following table presents our cash and cash equivalents held in various currencies as of the years ended December 31, 2024, 2023, and 2022. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our chief financial officer and chief executive officer.

	Years ended December 31,
	2024	2023	2022
	US$	US$	US$

Held in USD	$16,444,189	$25,933,029	$8,373,124
Held in HKD	240,281	2,856,008	2,652,077
Held in RMB	4,497	12,492	13,719
Held in SGD and other currencies	245,235	152,251	120,690
Total cash and cash equivalents	$16,934,202	$28,953,780	$11,159,610

As of December 31, 2024, 2023, and 2022, 0.06%, 0.03%, and 0.09% of our cash and cash equivalents were held in China. See “Transfers of Cash from Our Subsidiaries to the Company” below for the ability of subsidiaries to transfer funds to the holding company.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years ended December 31,
	2024	2023	2022

Net cash (used in) provided by operating activities	$(19,111,239)	$13,412,873	$(3,940,552)
Net cash (used in) provided by investing activities	(114,279)	1,416,000	(7,093,339)
Net cash provided by financing activities	5,490,040	1,659,010	9,808,775
Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	63,951	205,913	(123,760)
Net increase in cash and restricted cash	(13,671,527)	16,693,796	(1,348,876)
Cash and restricted cash at beginning of year	31,096,395	14,402,599	15,751,475
Cash and restricted cash at end of year	$17,424,868	$31,096,395	$14,402,599

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was US$19.1 million, primarily attributable to our net losses of US$27.6 million, as adjusted by (i) a gain from extinguishment of liabilities of US$24.3 million, and (ii) a decrease of US$14.2 million in payables to broker-dealers and clearing organizations. These were partially offset by (i) share based compensation of US$1.3 million, and the depreciation expenses of US$2.4 million, (ii) a decrease of US$12.8 million in receivables from broker-dealers and clearing organizations, (iii) an increase of US$22.4 million in payable to customers, (iv) a decrease of US$4.5 million in securities owned and (v) an increase of US$2.5 million in accrued expenses and other payables.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was US$114,000, attributable to net proceeds from sale of subsidiaries.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was US$5.5 million, primarily attributable to (i) net proceeds of US$2.3 million from convertible debenture and (ii) net proceeds of US$3.2 million from short-term borrowings.

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

Transfers of Cash from Our Subsidiaries to the Company

Lion Group Holding Ltd. was incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd. is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands.

Our operating subsidiaries are permitted under the laws of Hong Kong, Cayman Islands, Singapore, and British Virgin Islands, respectively, to provide funding to Lion Group Holding Ltd., the holding company incorporated in the Cayman Islands through dividend distributions, loans or advances. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy, any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

In the past years, we conducted our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We are dependent on our customers in the PRC, the laws and regulations of the PRC currently have restrictions on currency conversion, cross-border remittance and offshore investment for PRC citizens. See “Risk Factors — Risks Related to Our Business and Industry — PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.” for more information on the risk of PRC governmental control of currency conversion, cross-border remittance and offshore investment with respect to our operations. However, the laws and regulations of the PRC do not currently have any material impact on transfer of cash from the Company to our Cayman Islands and Hong Kong subsidiaries to or from Cayman Islands and Hong Kong subsidiaries to the Company and the investors in the U.S.. As a result, cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors.

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

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2024, 2023 and 2022:

	Years ended December 31,
	2024	2023	2022
	US$	US$	US$
Subsidiaries
Lion Broker Limited	$9,234,037	$12,365,221	$18,203,025
Lion Financial Group Limited	962,616	-	-
Lion Wealth Management Ltd	63,955	-	-
Lion Futures Limited	-	-	-
Lion International Securities Group Limited	-	-	-
Lion Workshop Limited	638,896	-	-
Lion Wealth Limited	134,611	1,971,385	6,500,000
BC Wealth Management Limited	11,047	-	-
Total	$11,045,162	$14,336,606	$24,703,025

For the years ended December 31, 2024, 2023 and 2022, we did not pay any dividends to our shareholders. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Financing Arrangements

The following is a summary of our borrowings and redeemable securities as of December 31, 2024, 2023 and 2022, which were obtained for working capital purpose.

	As at December 31,
	2024	2023	2022
Outstanding principal amount	US$	US$	US$
Short-term borrowings	$3,150,040	$-	$-
Minority shareholder loan	109,941	110,000	110,000
August 2022 Convertible debenture (1)	-	-	3,500,000
December 2022 Convertible debenture (1)	-	-	3,000,000
September 2023 Convertible debenture (1)	-	2,500,000	-
January 2024 Convertible debenture (1)	50,000	-	-
August 2024 Convertible debenture (1)	1,500,000	-	-
	$4,809,981	$2,610,000	$6,610,000

(1)	The securities are convertible into ADSs since the issuance at the holder’s election.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2024. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements.

	Payments Due by Period
		Short-term
	Total	less than 1 Year	Long-term over 1 year
Operating lease obligations	$213,636	$157,094	$56,542

Other than the Financing Arrangements and Operating Lease Commitments above, we did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2024.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and copyrighted trading software programs. Our capital expenditures were US$114,000 in 2024, US$7.8 million in 2023, and nil in 2022. We will continue to make capital expenditures to meet the growth of our business when needed. We intend to fund our future capital expenditures with our existing cash balance and proceeds from debt or equity financing activities.

Capital Commitments

We did not have significant commitments for capital expenditures that were contracted but not yet reflected in the consolidated financial statements as of December 31, 2024.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — B. Business Overview”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity, capital resources, or that would cause disclosed financial information not to be necessarily indicative of future operation results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. The use of estimates is an integral component of the financial reporting process, and actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our significant accounting policies.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following sets forth certain information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Chunning Wang	46	Chairman of the Board, Chief Executive Officer (Class II)
Sze Hau Lee	39	Director, Chief Financial Officer (Class II)
Yan Zhang	45	Director and President (Class I)
Zhixiang Zhang	56	Director (Class I)
Chi Fai Choi	47	Independent Director (Class I)
Anthony Lau Hoi Ho	39	Independent Director (Class II)
Tak Wing Lo	38	Independent Director (Class II)

Chunning Wang is our Chairman of the Board and Chief Executive Officer. Mr. Wang joined Lion in May 2019 and has been responsible for Lion’s fund raising activities. Prior to joining Lion, Mr. Wang held positions of chief executive officer, director and vice chairman of the board at Carnival Group International Holdings Limited (0996.HK), one of China’s leading operators of large-scale integrated tourism, hospitality and retail attractions, from 2017 to 2019. Mr. Wang has more than a decade of experience in the banking industry. From 2016 to 2017, Mr. Wang served as an assistant chief executive officer at Hengfeng Bank Co., Ltd. (Shanghai branch), where he was responsible for corporate business. Previously, Mr. Wang worked at China Minsheng Banking Corporation Limited for around six years, where he started as a product manager in the bank’s head office in the PRC in 2006, and later ended up serving as a general manger in the bank’s Hong Kong branch in 2015, primarily responsible for the bank’s overseas mergers and acquisition and other large-scale projects. Mr. Wang received his bachelor’s degree in Industrial Foreign Trade from International Business School of Hunan University in 2000, and obtained a master’s degree in management from The Faculty of Commerce and Business Administration of The University of British Columbia in 2005.

Sze Hau Lee is director and our Chief Financial Officer. Mr. Lee joined Lion as a corporate finance director in May 2019, mainly responsible for Lion’s fund-raising activities. Prior to that, Mr. Lee worked in Carnival Group International Holdings Limited (0996.HK) as a corporate finance director from September 2017 to February 2019. While working there, Mr. Lee was primarily responsible for leading, originating, structuring and executing financing transaction and providing investment advice to the management. Before that, Mr. Lee had years of experience in banking industry. He worked as a manager of syndicated finance department at China Minsheng Banking Corporation Hong Kong Branch from February 2017 September 2017, a vice president of structured and leveraged finance department in Hengfeng Bank Shanghai Branch from April 2016 to February 2017, an assistant manager of structured and leveraged finance department in China Minsheng Banking Corporation Hong Kong Branch from January 2014 to April 2016. He had been primarily responsible for the origination, structure and execution of syndicated facilities as well as financing arrangements in mega transactions. Mr. Lee started his first few years of career in accounting firms. He worked as a senior associate in Ernst & Young from October 2012 to December 2013. Before that, he worked in PricewaterhouseCoopers for approximately five years, where he started as an associate in September 2007 and left in October 2012 as a senior associate. Mr. Lee received his bachelor’s degree in professional accountancy from The Chinese University of Hong Kong in August 2007. He is a member of Hong Kong Institute of Certified Public Accountants since 2011 and also a member of the Institute of Chartered Accountants in England and Wales since January 2022.

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

For the fiscal year ended December 31, 2024, we paid an aggregate of US$0.88 million in cash and US$0.3 million in shares to our executive officers and directors, and an aggregate of US$72,500 in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—2020 Share Incentive Plan”, “—2023 Share Incentive Plan” and “—2024 Share Incentive Plan” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

2023 Share Incentive Plan

In 2023, we adopted the 2023 Share Incentive Plan (“2023 Plan”). Under this Plan, up to 33,818,770 of our ordinary shares outstanding are available for Awards. Each vested RSU (as reported) entitles the participant of the 2023 Plan to receive one ADS, subject to adjustments for dividend payments. As of December 31, 2023, we have granted 32,000,000 deferred shares under this Plan to our executive officers and directors. In November 2024, the remaining 1,818,770 shares under 2023 Plan were granted and issued to one executive director. As of December 31, 2024, a total of nil shares under the 2024 Plan remained available for future awards.

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

2024 Share Incentive Plan

On May 20, 2024, we adopted the Company’s 2024 Equity Incentive Plan (the “2024 Plan”). Under this Plan, up to 47,137,935 of our ordinary shares outstanding are available for Awards. On the same date, the Board and the Audit Committee approved that a total of 20,000,000 Class B ordinary shares were granted to certain employees and vested immediately. On May 21, 2024, a total of 18,500,000 Class B ordinary shares were issued to the employees. In November 2024, the remaining 27,137,935 shares under the 2024 Plan were granted and issued to one executive director. As of December 31, 2024, a total of nil shares under the 2024 Plan remained available for future awards.

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

Compensation Committee

Our compensation committee consists of Anthony Lau Hoi Ho, Tak Wing Lo, Chunning Wang and Chi Fai Choi, and is chaired by Chunning Wang. Anthony Lau Hoi Ho, Tak Wing Lo and Chi Fai Choi satisfy the “independence requirement” of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee is responsible for reviewing and approving compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans. It assists the board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Anthony Lau Hoi Ho, Tak Wing Lo , Chunning Wang and Chi Fai Choi, and is chaired by Chunning Wang. Anthony Lau Hoi Ho, Tak Wing Lo, and Chi Fai Choi satisfy the “independence requirement” of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

We had a total of 25 employees in Hong Kong and Singapore as of December 31, 2024. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

following table sets forth the number of our employees by function as of December 31, 2024:

Sales and Marketing	1
Operation	8
General and Administration	7
Finance and Accounting	4
Management	5
Total	25

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

The following table sets forth information regarding the beneficial ownership based on a total number of 1,346,625,244 ordinary shares outstanding as of the date of December 31, 2024, including 1,281,237,399 Class A Ordinary Shares and 65,387,845 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	% of Total Ordinary Shares Outstanding	% of Voting Power(2)
Directors and Executive Officers
Chunning Wang(1)	*	53,887,845	4.01%	82.25%
Zhixiang Zhang	*	—		*
Chi Fai Choi	*	—		*
Anthony Lau Hoi Ho	*	—		*
Yan Zhang	*	4,500,000	0.33%	6.87%
Tak Wing Lo	*	—		*
Sze Hau Lee	*	4,500,000	0.34%	6.87%
All executive officers and directors as a group	205,000	62,887,845	4.69%	95.99%

Five Percent or Greater Shareholders
Legend Success Ventures Limited(1)	*	1,931,140	0.14%	2.95%

*	Beneficially owns less than 1% of our Class A Ordinary Shares

(1)	Includes 1,931,140 Class B Ordinary Shares held by Legend Success Ventures Limited. Mr. Chunning Wang, the sole shareholder and sole director of Legend Success Ventures Limited, may be deemed to beneficially own shares held by Legend Success Ventures Limited and has sole voting and dispositive control over such securities.

(2)	Each Class B Ordinary Share is entitled to 10,000 votes per share as of December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— Beneficial Ownership of Securities.”

B.	Related Party Transactions

Transaction with Minority Shareholder

In October 2021, Lion Wealth Management Limited (“LWML”), one of our subsidiaries and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited (“LML”), to develop the Group’s new Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. As of December 31, 2024 and 2023, LML recorded payable to DAWA for research and development expenses in the amount of approximately $800,000 and $838,000, respectively.

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

Dividend

We did not pay any dividends to our shareholders in 2024 and 2023. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association contained in our Form 6-K filed with the Registrar on January 14, 2025 (the “Articles”). The following are material provisions of our currently effective Amended and Restated Memorandum and Articles of Association, as well as the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) insofar as they relate to the material terms of our ordinary shares.

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

(b) As regards Voting Rights

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. Each Class B Ordinary Share shall be entitled to ten thousand (10,000) votes on all matters subject to the vote at general meetings of the Company.

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

(ii)	every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have 10,000 votes for every fully paid Class B Ordinary Share of which he is the holder and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have 10,000 votes for every fully paid Class B Ordinary Share of which he is the holder.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 20234that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by UHY LLP and HTL International, LLC, our former independent registered public accounting firms, and GGF CPA LTD, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2023	2024
	USD	USD
Audit fees(1)
UHY LLP	246,000	-
HTL International, LLC	-	160,000
GGF CPA LTD	-	-
Audit related fees(2)
UHY LLP	103,000	25,000
HTL International, LLC	40,419	60,000
GGF CPA LTD	-	-
Tax fees(3)
UHY LLP	6,163	6,163
HTL International, LLC	-	-
GGF CPA LTD	-	-

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by UHY LLP, HTL International, LLC or GGF CPA LTD, including audit services and audit-related services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 27, 2025, the audit committee of the board of directors of the Company resolved to release HTL International, LLC as the Company’s independent registered public accounting firm, effective January 27, 2025.

During the most recent fiscal years and through the subsequent interim period preceding the release, HTL International, LLC has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to HTL International, LLC’s satisfaction, would have caused HTL International, LLC to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

HTL International, LLC has provided a letter to us, dated January 31, 2025 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

On January 27, 2025, the Company has engaged GGF CPA LTD as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024. The decision to engage GGF CPA LTD as the Company’s independent registered public accounting firm was approved by the board of directors of the Company.

During the most recent fiscal years and through the date of this report, the Company has not consulted with GGF CPA LTD regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by GGF CPA LTD, in either case where written or oral advice provided by GGF CPA LTD would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lion Group Holding Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit

Exhibit No.	Description
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among Lion Group Holding Ltd., Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Registrant’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Lion Group Holding Ltd., Proficient and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.5 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.6	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020 (incorporated by reference to Exhibit 10.2 of Registrant’s Form F-6-K filed on December 16, 2020)
2.7	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on December 16, 2020)
2.8	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on December 16, 2020)
2.9	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.5 of Registrant’s Form F-6-K filed on December 16, 2020)
2.10	Description of Securities (incorporated by reference to Exhibit 2.10 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
2.11	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on May 18, 2022)
2.12	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on August 10, 2022)
2.13	Amendment No. 1 to the Deposit Agreement (incorporated by reference to Exhibit 5 filed with Form F-6EF (File No. 333-273223) filed with the SEC on July 13, 2023)
2.14	Form of Series H American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on September 5, 2023)
2.15	Form of Series I American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on January 23, 2024)
2.16	Form of Series J American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on August 14, 2024)
2.17	Form of Series K American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on January 28, 2025)

3.1	Amended and Restated Memorandum of Articles of Association (incorporated by reference to Exhibit 1.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
3.2	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on February 16, 2022)
3.3	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on January 19, 2023)
3.4	Fifth Amended and Restated Memorandum and Articles of Association and Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of the Registrant’s 6-K, filed with the SEC on January 15, 2025)
4.1	Registrant’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
4.2	Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.3	Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.4	Securities Purchase Agreement dated May 17, 2022 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on May 18, 2022)
4.5	Securities Purchase Agreement dated August 9, 2022 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on August 10, 2022)
4.6	Form of Asset Acquisition Agreement dated April 6, 2023 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on April 11, 2023)
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 filed with the Current Report on Form 20-F filed on April 30, 2024).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HTL International, LLC
15.2*	Consent of GGF CPA LTD
15.3*	Consent of UHY LLP
16.1	Letter of HTL International, LLC dated January 31, 2025 (incorporated by reference to Exhibit 16.1 of Registrant’s current report on Form 6-K filed with the SEC on January 31, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 filed with the Current Report on Form 6-K filed on November 3, 2023).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F

**	Furnished with this Annual Report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Director and Chief Executive Officer

Date: April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lion Group Holding Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024, and the related consolidated statement of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2025.

Guangzhou, the People’s Republic of China

April 30, 2025

PCAOB ID # 2729

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lion Group Holding Ltd. and its subsidiaries (the “Group”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in presentation for the one-for-fifty and one-for-two-thousand-and-five-hundred reverse American depositary share (“ADS”) split, which was described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by HTL International, LLC and GGF CPA LTD.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Group’s auditor since 2019.

New York, New York

April 28, 2023

PCAOB ID # 1195

LION GROUP HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share and per share data)

	December 31,
	2024	2023

Assets
Current Assets
Cash and cash equivalents	$16,934,202	$28,953,780
Restricted cash-bank balances held on behalf of customers	490,666	2,142,615
Securities owned, at fair value	2,423	4,522,805
Receivables from broker-dealers and clearing organizations	1,045,234	13,852,846
Other receivables	24,194	60,413
Derivative assets, at fair value	-	1,801,095
Prepaids, deposits and other	147,538	2,095,800
Total current assets	18,644,257	53,429,354

Fixed assets, net	17,406,606	19,844,396
Right-of-use assets	205,532	593,678
Other assets	110,951	677,158
Total Assets	$36,367,346	$74,544,586

Liabilities and Stockholders' Equity

Liabilities
Current Liabilities
Payables to customers	$18,923,712	$22,548,699
Payables to broker-dealers and clearing organizations	818,582	15,059,984
Accrued expenses and other payables	4,680,129	2,198,697
Derivative liabilities, at fair value	-	3,009,166
Embedded derivative liabilities	-	878,420
Short-term borrowings	3,259,981	110,000
Lease liability - current	152,134	537,440
Total current liabilities	27,834,538	44,342,406

Lease liability - noncurrent	55,582	83,480
Convertible debentures	1,157,057	1,597,404
Warrant liabilities	123,188	109,687
Total Liabilities	29,170,365	46,132,977

Commitments and Contingencies

Stockholders' Equity
Preferred shares, $0.0001 par value, 2,500,000,000 shares authorized	-	-
Class A ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 1,777,596,090, and 179,250,754 shares issued and outstanding at December 31, 2024 and 2023, respectively	177,760	17,925
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 65,387,845 and 23,843,096 shares issued and outstanding at December 31, 2024 and 2023, respectively	6,539	2,384
Subscription receivable	(49,637)	-
Additional paid in capital	77,917,463	71,532,253
Accumulated deficit	(67,201,367)	(39,751,871)
Accumulated other comprehensive losses	(312,081)	(268,562)
Total LGHL shareholders’ equity	10,538,677	31,532,129

Non-controlling interest	(3,341,696)	(3,120,520)
Total shareholders’ equity	7,196,981	28,411,609

Total Liabilities and Stockholders' Equity	$36,367,346	$74,544,586

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS
(In U.S. dollar except for share and per share data)

	Year Ended December 31,
	2024	2023	2022

Revenues (losses)
Insurance brokerage commissions	$479,112	$1,169,306	$455,394
Securities brokerage commissions and fees	635,414	2,732,846	3,412,644
Market making commissions and fees	125,095	3,121,661	781,878
Interest income	692,963	2,424,676	3,229,716
Trading gains (loss)	(32,526,874)	10,479,504	(11,467,969)
Other income	25,728,209	1,163,251	1,118,244
	(4,866,081)	21,091,244	(2,470,093)

Expenses and others
Commissions and fees	955,819	3,418,398	3,198,934
Compensation and benefits	3,264,093	4,099,852	3,620,506
Occupancy	747,750	870,254	826,254
Communication and technology	3,390,517	3,059,462	3,392,794
General and administrative	878,494	1,432,148	1,228,572
Professional fees	4,451,834	3,407,365	3,716,839
Research and development	-	7,115	4,693,995
Services fees	1,888,700	2,352,832	1,956,785
Interest	821,932	2,413,102	2,334,598
Depreciation and amortization	2,435,712	1,795,011	2,032,386
Marketing	3,598,849	4,196,795	3,743,567
Impairment of fixed assets	-	-	1,690,028
Impairment of cryptocurrencies	-	-	293,619
Change in fair value of warrant liabilities	13,501	(565,313)	(1,260,354)
Other operating	240,378	430,214	32,406
	22,687,579	26,917,235	31,500,929

Loss before income taxes	(27,553,660)	(5,825,991)	(33,971,022)

Income tax expense	(1,245)	(1,058)	(3,419)

Net loss	$(27,554,905)	$(5,827,049)	$(33,974,441)

Net loss attributable to non-controlling interests	(105,409)	(568,041)	(2,411,158)

Net loss attributable to LGHL	$(27,449,496)	$(5,259,008)	$(31,563,283)

Deemed dividend on the effect of the down round features	(429,000)	(6,112,000)	-
Deemed dividend on the effect of the warrant modification	-	(3,086,000)	-
Dividends and deemed dividends on preferred shares	-	-	(595,208)

Net loss attributable to LGHL ordinary shareholders	$(27,878,496)	$(14,457,008)	$(32,158,491)

Loss per share for both Class A and Class B ordinary shares - basic and diluted (i)	$(0.05)	$(0.12)	$(0.70)

Loss per ADS - basic and diluted (i)	$(130.90)	$(296.86)	$(1,748.71)

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	486,571,757	108,269,640	40,438,604

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	45,849,876	13,478,813	5,535,888

(i)	On July 3, 2023, LGHL announced that it plans to change its American depositary share (“ADS”) to ordinary share (“Share”) ratio (“ADS Ratio”) from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The change in the ADS ratio was effective on July 13, 2023. On March 26, 2025, LGHL implemented the second ADS Ratio change, from one (1) ADS representing fifty (50) Share to one (1) ADS representing two thousand and five hundred (2,500) shares. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for all periods presented had been retrospectively adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. dollar)

	Year Ended December 31,
	2024	2023	2022

Net loss	$(27,554,905)	$(5,827,049)	$(33,974,441)
Other comprehensive income (loss)
Foreign currency translation adjustment	28,527	217,684	(245,681)
Comprehensive loss	$(27,526,378)	$(5,609,365)	$(34,220,122)
Comprehensive loss attributable to non-controlling interests	(33,363)	(385,008)	(2,411,158)
Comprehensive loss attributable to LGHL ordinary shareholders	$(27,493,015)	$(5,224,357)	$(31,808,964)

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In U.S. dollar except for share and per share data)

										Accumulated
	Series A Convertible		Class A		Class B			Additional		Other	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Subscription	Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Loss) Income	Interest	Total
Balance at January 1, 2022	6,500	$3,929,206	29,677,969	$2,968	9,843,096	$984	$-	$54,057,211	$(2,929,580)	$(57,532)	$(760,675)	$54,242,582
Effect of early adoption of ASU 2020-06	-	-	-	-	-	-	-	(1,590,676)	-	-	-	(1,590,676)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(6,500)	(3,929,206)	8,280,270	828	-	-	-	4,123,378	-	-	-	195,000
Deemed dividend on Series B Convertible Preferred Shares in connection with accretion of discounts	-	-	-	-	-	-	-	(187,353)	-	-	-	(187,353)
Conversion of Series B Convertible Preferred Shares and accrued dividends	-	-	5,158,472	516	-	-	-	3,016,284	-	-	-	3,016,800
Issuance of ordinary shares to nonemployees in connection with 2020 Share Incentive Plan	-	-	2,450,000	245	-	-	-	1,837,255	-	-	-	1,837,500
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	-	-	-	-	-	-	-	1,330,271	-	-	-	1,330,271
Conversion of May 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	3,194,885	319	-	-	-	1,074,569	-	-	-	1,074,888
Contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	-	1,713,775	1,713,775
Net loss	-	-	-	-	-	-	-	-	(31,563,283)	-	(2,411,158)	(33,974,441)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(245,681)	-	(245,681)
Balance at December 31, 2022	-	-	48,761,596	4,876	9,843,096	984	-	63,660,939	(34,492,863)	(303,213)	(1,458,058)	27,412,665

Conversion of August 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	39,489,758	3,949	-	-	-	3,678,708	-	-	-	3,682,657
Conversion of December 2022 Convertible Debenture and the payment of make-whole interest by shares	-	-	70,999,400	7,100	-	-	-	3,121,473	-	-	-	3,128,573
Issuance of Warrants H in consideration for the investor to purchase September 2023 Convertible Debenture	-	-	-	-	-	-	-	2,000	-	-	-	2,000
Issuance of Class A ordinary shares as a result of the partial exercise of Warrants E	-	-	20,000,000	2,000	-	-	-	697,200	-	-	-	699,200
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	-	-	14,000,000	1,400	-	371,933	-	-	-	373,333
Net contributions from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	-	(1,277,454)	(1,277,454)
Net loss	-	-	-	-	-	-	-	-	(5,259,008)	-	(568,041)	(5,827,049)
Other comprehensive income	-	-	-	-	-	-	-	-	-	34,651	183,033	217,684
Balance at December 31, 2023	-	-	179,250,754	17,925	23,843,096	2,384	-	71,532,253	(39,751,871)	(268,562)	(3,120,520)	28,411,609

Conversion of September 2023 Convertible Debenture and the payment of make-whole interest by shares	-	-	643,571,750	64,357	-	-	-	2,607,605	-	-	-	2,671,962
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	-	-	-	-	-	-	-	800	-	-	-	800
Conversion of January 2024 Convertible Debenture and the payment of make-whole interest by shares	-	-	440,614,050	44,061	-	-	-	963,024	-	-	-	1,007,085
Issuance of Warrants J in connection with August 2024 Convertible Debenture	-	-	-	-	-	-	-	459,561	-	-	-	459,561
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	-	-	13,707,659	1,371	-	272,971	-	-	-	274,342
Issuance of Class B ordinary shares in connection with 2024 Share Incentive Plan	-	-	-	-	45,637,935	4,564	-	294,358	-	-	-	298,922
Conversion from Class B to Class A ordinary shares	-	-	17,800,845	1,780	(17,800,845)	(1,780)	-	-	-	-	-	-
Issuance of Class A Ordinary Shares in connection with extinguishment of liabilities	-	-	496,358,691	49,637	-	-	(49,637)	1,786,891	-	-	-	1,786,891
Deconsolidation of subsidiaries	-	-	-	-	-	-	-	-	-	-	(187,813)	(187,813)
Net loss	-	-	-	-	-	-	-	-	(27,449,496)	-	(105,409)	(27,554,905)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(43,519)	72,046	28,527
Balance at December 31, 2024	-	$-	1,777,596,090	$177,760	65,387,845	$6,539	$(49,637)	$77,917,463	$(67,201,367)	$(312,081)	$(3,341,696)	$7,196,981

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollar)

	For the Years Ended December 31,
	2024	2023	2022

Cash Flows from Operating Activities
Net loss	$(27,554,905)	$(5,827,049)	$(33,974,441)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Stock based compensation expense(1)	1,336,864	1,673,883	1,300,550
Impairment of fixed assets	-	-	1,690,028
Change in fair value of warrant liabilities	13,501	(565,313)	(1,265,625)
Change in fair value of option liability	-	1,208,071	(554,710)
Change in fair value of embedded derivative liability and amortization of debt discounts	480,641	570,263	663,951
Amortization of right-of-use assets	506,221	567,132	662,416
Gain on sale of crypto currencies	-	(89,649)	-
Gain on sale of subsidiaries	(95,759)	(121,781)	-
Impairment on cryptocurrencies	-	-	293,619
Depreciation	2,435,712	1,795,011	2,032,386
Gain on extinguishment of liabilities	(24,280,421)	-	-
(Increase) decrease in operating assets
Securities owned	4,520,382	6,581,242	4,796,322
Receivables from broker-dealers and clearing organizations	12,807,612	19,489,408	54,596,123
Derivative assets, at fair value	1,801,095	(1,801,041)	-
Prepaids, deposits and other assets	1,791,665	(673,442)	6,673,603
Intangible assets	-	-	(438,042)

Increase (decrease) in operating liabilities
Payables to customers	22,442,325	(1,280,493)	(12,130,733)
Payables to broker-dealers and clearing organizations	(14,241,402)	(9,903,540)	(28,138,296)
Derivative liabilities, at fair value	(3,009,166)	1,801,095	-
Accrued expenses and other payables	2,488,491	588,392	510,897
Lease liabilities	(554,095)	(599,316)	(658,600)
Net cash provided by (used in) operating activities	(19,111,239)	13,412,873	(3,940,552)

Cash Flows from Investing Activities
Purchases of fixed assets	-	(7,850,000)	-
Net proceeds from sale of subsidiaries	(114,279)	1,500,000	-
Short term loans receivable	-	-	(8,524,659)
Collection of short term loan	-	7,766,000	1,431,320
Net cash provided by (used in) investing activities	(114,279)	1,416,000	(7,093,339)

Cash Flows from Financing Activities
Proceeds from the partial exercise of Warrants E	-	699,200	-
Proceeds from issuance of convertible debenture, net of costs	2,340,000	2,365,000	8,095,000
Net contributions from noncontrolling shareholder	-	(1,277,454)	1,713,775
Repayment to director	-	(127,736)	-
Proceeds from short-term borrowings	3,788,936	-	-
Repayment of Short-term borrowings	(638,896)	-	-
Net cash provided by financing activities	5,490,040	1,659,010	9,808,775

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	63,951	205,913	(123,760)

Net Change in Cash, Cash Equivalents, and Restricted Cash	(13,671,527)	16,693,796	(1,348,876)

Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	31,096,395	14,402,599	15,751,475
Cash, Cash Equivalents, and Restricted Cash - End of Year	$17,424,868	$31,096,395	$14,402,599

Noncash Investing and Financing Activities
Increase in payable for fixed assets	$-	$84,000	$-
Conversion of crypto currencies to USDT	$-	$229,000	$-
Effect of early adoption of ASU 2020-06	$-	$-	$1,590,676
Conversion of Debenture into ordinary shares	$-	$4,471,230	$444,888
Conversion of Series A Convertible Preferred Shares and accrued dividends	$-	$-	$4,124,206
Conversion of Series B Convertible Preferred Shares and accrued dividends	$-	$-	$3,016,800
Deemed dividend on Series A and Series B Convertible Preferred Shares	$-	$-	$187,353
Embedded derivative liabilities (make-whole interest feature)	$-	$878,420	$2,916,785
Share issuances in exchange for a decrease in embedded derivative liability	$-	$2,340,000	$630,000
Issuance of Warrants H	$-	$2,000	$-
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	$-	$-	$1,330,271
Conversion of September 2023 Convertible Debenture and the payment of make-whole interest by shares	$2,671,962	$-	$-
Conversion of January 2024 Convertible Debenture and the payment of make-whole interest by shares	$1,007,085	$-	$-
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	$800	$-	$-
Conversion from Class B to Class A ordinary shares	$1,780	$-	$-
Issuance of Warrants J in connection with August 2024 Convertible Debenture	$459,561	$-	$-
Issuance of Class A Ordinary Shares in connection with extinguishment of liabilities	$1,786,891	$-	$-
Lease liabilities arising from obtaining right-of-use assets	$183,524	$-	$1,878,836
Increase in other receivables from sale of subsidiaries	$5,184	$-	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$243,756	$2,027,489	$1,613,789
Cash paid for income taxes	$1,245	$1,058	$3,419

(1)	The amount includes stock-based expenses under January 2021 Call Options in the amount of $763,600 and $381,800 for the year ended December 31, 2024 and 2023, respectively and under 2020 Share Incentive Plan in the amount of $573,264 and $1,292,083 for the year ended December 31, 2024 and 2023, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services, total return swap trading services, and market maker trading services. As a result of the consummation of a business combination (the “Closing”) with Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”) which was accounted for as a reverse recapitalization, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represented one Class A ordinary share upon the Closing. On July 13, 2023 and March 26, 2025, the ADS ratio was changed from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares, and further to one (1) ADS representing two thousand and five hundred (2,500) shares, respectively. The number of ADSs and the price per ADS prior to the ratio change event herein have been retrospectively adjusted for its effect.

Principal Activities

The Group generated commission revenues by enabling its customers to trade in securities, futures and derivative markets throughout the world. The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in the People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide.

The Group also generated commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

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

For the years ended December 31, 2024, 2023 and 2022, no trading customers accounted for more than 10% of its total revenue. For the years ended December 31, 2024, 2023 and 2022, one clearing broker accounted for 46%, 47%, and 72%, respectively, of the Group’s total commissions expense.

For the years ended December 31, 2024, 2023, and 2022, the Group placed 70% (8% of total revenue in 2024), 36% (1% of total revenue in 2023), and 79% (13% of total revenue in 2022), respectively, of its insurance brokerage sales with one insurance provider.

The subsidiaries of the Company include a remote trading member of Singapore Exchange Derivatives Trading Limited (“SGX-DT”) and possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 2 Dealing in Futures Contracts, Type 5 Advising on Futures Contracts, the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker, and the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore. During the second half of 2024, the Group returned Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management to HKSFC.

Deconsolidation of subsidiaries

On June 12, 2024, the Group sold its 100% interest in BC Wealth Management Limited (“BCWM”) to a third party, at a consideration of approximately $70,000 (HKD 550,000). On June 24, 2024, the Group sold its 51% interest in Lion Asset Management Limited (“LAML”) to another third party, at a consideration of approximately $140,000 (HKD 1,100,000). Such disposals did not represent a strategic shift that has or will have a major effect on the operations and financial results. In accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, the Group derecognized the net assets and noncontrolling interests associated with BCWM and LAML as of sale date, and recognized a gain of approximately $128,000 in an aggregate as a result of deconsolidation for the year ended December 31, 2024.

During the year ended December 31, 2024, the Group disposed of its 100% interest in Lion Fintech Group Limited, 70% interest in Royal Lion Investment Limited and 70% interest in Royal Lion Middle East DMCC. In the second half, the Group also disposed of its 100% interest in Lion Multi-Series Fund SPC and 51% interest in Lion Silver Capital Limited. These entities had been dormant and their disposals resulted in a total loss of approximately $32,000 from deconsolidation for the year ended December 31, 2024.

Details of the Company’s subsidiaries as of December 31, 2024 are as follows:

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

Emerging Growth Company Status

The Company is an “emerging growth company” until December 31, 2024, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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

Going Concern

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. The Company’s management has considered whether there is substantial doubt about its ability to continue as a going concern due to (1) the net loss of approximately $27.6 million for the year ended December 31, 2024; (2) accumulated deficit of approximately $67.2 million as of December 31, 2024; and (3) the working capital deficit of approximately $11.0 million as of December 31, 2024.

Management has determined there is substantial doubt about its ability to continue as a going concern. Management will implement strategies and plans to grow the Group’s business and generate substantial revenue, and take further measures to control operating costs. Management is trying to alleviate the going concern risk through the following sources:

●	Equity financing to support its working capital;

●	Other available sources of financing (including debt) from banks and other financial institutions; and

●	Financial support and credit guarantee commitments from the Company’s related parties.

Based on the above considerations, management is of the opinion that the Company will probably not have sufficient funds to meet its working capital requirements if the Company is unable to obtain additional financing. There is no assurance that the Company will be successful in implementing the foregoing plans or that additional financing will be available to the Company on commercially reasonable terms, or at all.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

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

An allowance for credit losses on other financial assets, including receivables from clients (commissions receivable), other receivable and various deposits due from vendors which were included in prepaids, deposits and other and other assets, is estimated based on the aging of these financial assets, as well as the consideration of current economic conditions and reasonable and supportable forecasts. The settlement periods of commissions receivable are usually short and within one month, the credit risk arising from receivables from clients is considered low. Other receivables and the deposits with various vendors were not material to the consolidated financial statements taken as a whole and historically the Group has not recorded an allowance for credit losses on their deposits. As a result, the allowance for credit losses for other financial assets were immaterial for current period.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Group does not have any cash equivalents as of December 31, 2024 and 2023.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. The Group has one bank account with U.S. bank subject to FDIC insurance and its balance is immaterial. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

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

Commissions receivable represent commissions due from trading activities and from insurance providers once referrals have been made and the transactions have been executed under the terms of the relevant insurance policy or subscription agreement. As of December 31, 2024 and 2023, commissions receivable amounted to nil and $7,919, respectively, are included in the line item “prepaids, deposits and other” in the consolidated balance sheets.

Crypto Currencies

The following table presents the activities of the crypto currencies for the years ended December 31, 2023 and 2022. No activities occurred for the year ended December 31, 2024.

BNB
Crypto currencies at January 1, 2023	$144,423
Additions of crypto currencies	-
Realized gain on sale of crypto currencies	89,649
Impairment of crypto currencies	-
Sale of crypto currencies	(229,000)
Crypto currencies at December 31, 2023(2)	$5,072

BNB and WBNB
Crypto currencies at January 1, 2022	$-
Additions of crypto currencies(1)	438,042
Realized gain on sale of crypto currencies	-
Impairment of crypto currencies	(293,619)
Sale of crypto currencies	-
Crypto currencies at December 31, 2022(2)	$144,423

(1)	Binance Coin (“BNB”) and Wrapped BNB (“WBNB”) obtained from the sales of NFTs. The Group collected in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of NFTs. As of December 31, 2022, the Group recorded an impairment charge of approximately US$294,000.

(2)	The balance was included in the line item “other assets” in the consolidated balance sheets as of December 31, 2024 and 2023.

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

Prepaids, deposits and other

Prepaids, deposits and other consists of prepaid services, insurance, stock-based compensations, commissions receivable and others. Balances of prepaids, deposits and other were $147,538 and $2,095,800 as of December 31, 2024 and 2023, respectively.

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

As of December 31, 2022, the value of NFTs held on hand is immaterial to the consolidated financial statements taken as a whole. In accordance with the accounting policies mentioned above, the Group initially capitalized the costs of NFTs as intangible assets, which primarily included gas fees, blockchain transaction fees paid to network validators for their services, in an aggregate of less than $1,000, and subsequently determined to fully impair. Gas fees were paid by BNB tokens and measured at fair value of the tokens on the date paid. As a result, as of December 31, 2024 and 2023, the carrying value of NFTs included in intangible assets was zero.

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

Other Assets

Other assets are comprised primarily of intangible assets and long-term portion of the value of January 2021 Call Options issued for service (see Note 15 for detail) as of December 31, 2024 and 2023, respectively.

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as cash balances held on behalf of customers.

The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lends to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of December 31, 2024, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

The Group may purchase the stock option contracts from the third-party option issuers to reduce the potential loss on the options with the same underlying stocks sold to the customers. As of December 31, 2023, the balance of payables to broker-dealers and clearing organizations was primarily comprised of net loans mentioned above and payable to third-party option issuers.

Commissions payable mainly represent amounts owed to referral sources of insurance brokerage business outside of the Group for transactions referred based on the terms of the underlying agreements. As of December 31, 2024 and 2023, commissions payable amounted to nil and $35,321, respectively and are included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Revenue Recognition

See Note 3 for details.

Commissions and Fees

Commissions and fees related to securities, derivative and TRS trading transactions are recorded on a trade date basis. Commissions expense on insurance products are recognized on the closing date of a transaction as determined by the terms of the relevant contract and insurance policy.

Extinguishment of Liabilities

In accordance with ASC 405-20 Extinguishment of Liabilities, the Group derecognizes a liability either when the debtor pays the creditor and is relieved of its obligation for the liability, or when the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor. On December 30, 2024, the Group entered into Debt to Equity Agreements with certain customers, under which 496,358,691 Class A ordinary shares were issued to settle the full payables owed to these customer creditors in an aggregate of $26.1 million. As a result, in accordance with ASC 470-50-40, the Group recorded a gain of US$24.3 million from extinguishment of liabilities which equals the difference between the fair value of shares to be issued and the net carrying amount of payables being extinguished, and was included in “Other Income” on the Consolidated Statements of Operations for the year ended December 31, 2024. The fair value of 496,358,691 Class A ordinary shares to be issued was estimated at $0.0036 per Class A ordinary share based on the closing price of $9.00 per ADR on December 30, 2024, and was in an aggregate of $1.8 million and included in “Additional Paid in Capital” on the Consolidated Balance Sheets as of December 31, 2024. 496,358,691 Class A ordinary shares were issued in April 2025, as a result, a subscription receivable of approximately $50,000 corresponding to their par value was recorded as contra equity as of December 31, 2024.

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

In accordance with ASC 260-10-45, the 3,867,481 Class B of earnout escrow shares in connection with the business combination closed on June 16, 2020 are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis). Since June 16, 2021, 50% of 1,933,740 Class B of indemnity escrow shares in connection with the Closing of the business combination was included in the computation of basic earnings (loss) per share and the remaining 50% was further included starting from June 16, 2022.

For purposes of determining diluted earnings (loss) per ordinary share, basic earnings (loss) per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the periods. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

For the years ended December 31, 2024, 2023, and 2022, the following potential dilutive securities denominated in Class A ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

		Years Ended December 31,
		2024	2023	2022
SPAC Warrants	See Note 20	17,795,000	17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 15	-	729,167	729,167
January 2021 Call Options	See Note 15	-	-	4,000,000
February 2021 Warrants	See Note 13	3,815,929,150	2,269,473,600	38,800,000
December 2021 Warrants	See Note 13	252,844,550	150,375,950	2,285,715
August 2022 and December 2022 Convertible Debentures	See Note 12	-	-	5,200,000
September 2023 Convertible Debenture	See Note 12	-	2,000,000	-
Series H Warrant	See Note 12	657,900	657,900	-
January 2024 Convertible Debenture	See Note 12	40,000	-	-
Series I Warrant	See Note 12	442,500	-	-
August 2024 Convertible Debenture	See Note 12	267,857,143	-	-
Series J Warrant	See Note 12	200,892,900	-	-

Subsequently, an aggregate of approximately 2,117 million Class A ordinary shares were issued resulting from the conversion of the January 2024 Convertible Debenture and August 2024 Convertible Debenture, as well as the issuances from the extinguishments of liabilities discussed above.

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

In March 2023, Silver Leaf Asset Management Co., Ltd. (“SLAMCo.”) made a cash contribution in the amount of $178,916 in exchange for 49% interest in LAML, which was recorded in noncontrolling interests, with no gain or loss recognized in the consolidated financial statements. Subsequently in 2023, SLAMCo made additional capital contributions totaled $257,405, in proportion to contributions from LAML’s parent company. SLAMCo was deconsolidated in July 2024.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Stock-based Compensation

The Group applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees and nonemployees, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The fair value of the Group’s ordinary shares underlying stock-based awards based on the closing price of the Group’s shares as reported by Nasdaq on the date of grant. The Group values its stock options or warrants that have service vesting requirements or performance-based awards with or without market conditions using the Binomial Option Pricing Model.

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

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The adoption of this accounting standard in the first quarter of fiscal 2024 did not have a material impact on the consolidated financial statements.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The objective of ASU 2024-03 is to “address requests from investors for more detailed information about the types of expenses . . . in commonly presented expense captions (such as cost of sales, selling, general, and administrative expenses, and research and development).” Investors advised the FASB that “disclosure of disaggregated information about expenses is critically important in understanding an entity’s performance, assessing an entity’s prospects for future cash flows, and comparing an entity’s performance over time and with that of other entities.” ASU 2024-03 adds ASC 220-40 to require a footnote disclosure about specific expenses by requiring public entities to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU 2024-03 is effective for all public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

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

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	Year ended December 31,
	2024	2023	2022

Insurance brokerage commissions	$479,112	$1,169,306	$455,394
Securities brokerage commissions	635,414	2,732,846	3,412,644
Market making commissions and fees	125,095	3,121,661	781,878
Sale of NFTs	-	-	438,041
Total revenue from contracts with customers	$1,239,621	$7,023,813	$5,087,957

Hong Kong	1,114,526	3,902,152	3,868,038
Cayman Islands	125,095	3,121,661	1,219,919
	$1,239,621	$7,023,813	$5,087,957

All of the Group’s revenues from contracts with customers are recognized at a point in time. For the years ended December 31, 2024 and 2023, the contract balance only includes commissions receivable. No revenue recognized in the reporting periods that was included in the contract liability balance at the beginning of the period.

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

	Year ended December 31,
	2024	2023	2022

CFD trading gains/(losses)	$396,765	$16,204,480	$(7,476,190)
TRS trading losses	(672,460)	(5,076,247)	(3,913,422)
OTC stock option trading gains/(losses)	(32,259,164)	(798,725)	937,109
Other trading gains/(losses)	7,985	149,996	(1,015,466)
Total	$(32,526,874)	$10,479,504	$(11,467,969)

The following table represents the effect of trading activities on the consolidated statements of operations and comprehensive income (loss):

	Trading Revenue
Type of Instrument	2024	2023	2022
Foreign Currency	$594	$-	$(310)
Stock Indices	482,146	18,663,955	(7,175,826)
Commodities	(85,975)	(2,459,475)	(300,054)
Equity	(32,923,639)	(5,724,976)	(3,991,779)
	$(32,526,874)	$10,479,504	$(11,467,969)

	Trading Revenue
Line Item in Consolidated Statements of Operations and Comprehensive Income (Loss)	2024	2023	2022
Trading gains (losses)	$(32,526,874)	$10,479,504	$(11,467,969)
	$(32,526,874)	$10,479,504	$(11,467,969)

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

Interest Income and Other

Interest income primarily consists of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of the gain on extinguishment of liabilities, dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

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

	December 31,
	2024	2023	2022

Cash	$16,934,202	$28,953,780	$11,159,610
Restricted Cash	490,666	2,142,615	3,242,989
Total cash and restricted cash presented in the consolidated statement of cash flows	$17,424,868	$31,096,395	$14,402,599

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

The significant assumptions which the Group used to value the options in the Black-Sholes-Merton pricing model are as below. There were no outstanding options as of December 31, 2024.

December 31, 2023
Underlying stock price	$0.19 ~ 15.89
Exercise price	$0.20 ~ 17.46
Expected term in years	0.01 ~ 0.22
Expected dividend yield	0%
Volatility	14% ~ 98%
Risk-free interest Rate	3%

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2. As of December 31, 2024, Private Warrants are approximated by fair value of Public Warrants as their remaining life is less than six months. As of December 31, 2023, Private Warrants are valued using a binomial option pricing model, and the significant assumptions which the Group used in the model are as below.

December 31,
2023

Stock price	$67.50
Exercise price	$28,750
Expected term in years	1.46
Expected dividend yield	-%
Volatility	261.88%
Risk-free interest Rate	4.29%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022:

At December 31, 2024

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$2,423	$-	$-	$2,423
	$2,423	$-	$-	$2,423
Liabilities
Embedded derivative liabilities	$-	$(558,000)	$-	$(558,000)
Warrant liabilities	(83,954)	(39,234)	-	(123,188)
	$(83,954)	$(597,234)	$-	$(681,188)

At December 31, 2023

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$4,522,805	$-	$-	$4,522,805
Derivative assets	-	1,801,095	-	1,801,095
	$4,522,805	$1,801,095	$-	$6,323,900
Liabilities
Embedded derivative liabilities	$-	$(878,420)	$-	$(878,420)
Derivative liabilities	-	(3,009,166)	-	(3,009,166)
Warrant liabilities	(74,750)	(34,937)	-	(109,687)
	$(74,750)	$(3,922,523)	$-	$(3,997,273)

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

Note 6 — Short-term Loans Receivable

During the year ended December 31, 2022, the Group issued notes receivable in an aggregate of approximately $8,564,000 to two unrelated parties and received total repayments of approximately $1,499,000 including interest of $51,000. The notes were due in six months and accrue interest at a rate of 12% per annum.  As of December 31, 2022, the aggregate outstanding balance of loan receivables above was approximately $7,126,000.

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

During the years ended December 31, 2024, 2023 and 2022, interest income earned on the notes were nil, $241,845 and $500,759, respectively. There was no outstanding balance of loan receivable as of December 31, 2024 and 2023.

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

In 2021, Group classified the investment to long term investment and elected to use the NAV per share as a practical expedient. As of December 31, 2022, the Group reassessed that such investment did not qualify for practical expedient anymore and elected to use ASC 321 measurement alternative. For the years ended December 31, 2022 and 2021, no gain or loss related to the long term investment was recognized.

On September 28, 2023, LWL entered into a Share Transfer Agreement with a third party, pursuant to which LWL sold its 100% ownership in Lion Hangzhou for a total cash consideration of $1,500,000. The Group received the sale proceeds in full in October 2023. The Group recorded a gain on sale of approximately $122,000 upon completion of the transaction. As such, there was no outstanding balance of long-term investment as of December 31, 2024 and 2023.

Note 8 — Fixed Assets, Net

Fixed assets consisted of the following as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Software	$23,850,000	$23,850,000
Leasehold improvement	38,522	38,522
Office and equipment	243,761	312,447
Total cost of fixed assets	24,132,283	24,200,969
Less: accumulated depreciation	(6,725,677)	(4,356,573)
Fixed assets, net	$17,406,606	$19,844,396

Depreciation expense, was $2,435,712, $1,795,011, and $2,032,386 for the years ended December 31, 2024, 2023, and 2022, respectively, and are included in operating expenses.

Note 9 — Short-term Borrowings

As of December 31, 2023, total short-term borrowings outstanding was $110,000 representing a loan owed to a minority shareholder, the loan bears no interest.

In May 2024, a subsidiary of the Company borrowed a short-term revolving loan in a principal of approximately $644,000 (HKD 5 million) from a third-party lender, due on July 31, 2024 at the interest rate of 5.83% per annum. The Company's CEO provided personal guarantee as collateral. This loan was fully repaid and subsequently reborrowed for the same amount in July 2024. For the year ended December 31, 2024, the Company recorded approximately $22,000 in interest expenses related to this borrowing. The outstanding principal and accrued interest were fully settled in January 2025.

In May 2024, a subsidiary of the Company obtained another short-term revolving loan with an aggregate principal amount of approximately $2,575,000 (HKD 20 million) from a third-party lender. The loan carries an annual interest rate of 15% and matures in May 2025. As of December 31, 2024, the outstanding principal amount was approximately $2,506,000, with accrued interest totaling approximately $146,000. The outstanding principal and accrued interest were fully settled in March 2025.

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

The contractual amounts related to CFDs and OTC stock options reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and OTC option contracts is limited to the unrealized fair value changes of gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Group did not have any open positions as of December 31, 2024.

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

During the year ended December 31, 2024, the Company’s CEO registered a TRS trading account with the Group and became a customer of the Group’s TRS trading service. As of December 31, 2024, the Group had extended margin financing totaling approximately $330,000 to the CEO and the underlying securities held in the account had a fair value of approximately $324,000, resulting in a net receivable of $5,000 due from the CEO. This receivable balance was recorded under "Prepaid expenses, deposits and other current assets" in the Group’s consolidated balance sheets. During the year ended December 31, 2024, the Group recognized approximately $29,000 in interest income from margin financing provided for the CEO's TRS trading activities. This amount has been recorded in the Group’s consolidated financial statements as interest income. This transaction was conducted with terms and conditions consistent with those that would be provided to unrelated parties in normal market conditions. All margin financing activities with the CEO were executed at prevailing market rates, with no preferential terms granted to either party.

As of December 31, 2024 and 2023, LML recorded payable to DAWA for research and development expenses in the amount of approximately $800,000 and $838,000, respectively. The amount was included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

Note 12 – Convertible Debentures

The following represents a summary of all outstanding convertible debentures presented on a combined basis which combines embedded derivative liabilities and convertible debentures at period end.

	As of December 31,
Hybrid Instruments on a Combined Basis	2024	2023

September 2023 Convertible Debenture	$-	$2,475,824
January 2024 Convertible Debenture	53,928	-
August 2024 Convertible Debenture	1,103,129	-
	$1,157,057	$2,475,824

May 2022 Convertible Debenture, under May 2022 SPA

On May 17, 2022, the Company entered into a Securities Purchase Agreement (the “May 2022 SPA”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $1,955,000 in consideration of the issuance of Convertible Debenture (the “May 2022 Debenture”) in the principal amount of $2,100,000. The Debenture matures on November 17, 2024, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price is the lesser of $2,500 or 85% of the lowest trade price in the last ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $1,875, subject to adjustment, per ADS. Interest is payable quarterly. Upon the conversion of all of this Debenture prior to the maturity date, the Holder shall be entitled to receive all interest which would have accrued on the principal amount being converted after the date of such conversion, in any combination of cash or ADSs at the Company’s election (the “Interest Make-Whole”).

The Debenture and include a full ratchet anti-dilution provision, and contain a beneficial ownership limitation on such conversion. As part of consideration of entering into the May 2022 SPA, the Company agreed to extend the February 2021 and December 2021 Warrants (as discussed in Note 13 below) termination dates for two years. Pursuant to the adoption of ASU 2021-04, the Company considered the guidance in in ASC 815-40-35-16 through ASC 815-40-35-18 regarding the modification or exchange of a freestanding equity-classified written call option, and recognized the incremental fair value of the warrants aforementioned as a debt discount or debt issuance cost in accordance with paragraph 815-40-35-17(b), in an amount of $1,330,000. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $600, $225 and $725 per share, respectively by using Binomial Option Pricing Model with an expected term of 3.75, 0.75 and 4.57 years, respectively, a stock price of $2,675 per ADS, volatility of 58.23%, 91.63%, 57.98%, respectively, a risk free rate of 2.97%, 3.16% and 2.96%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $875, $450 and $1,075 per share, respectively by using Binomial Option Pricing Model with an expected term of 5.75, 2.75 and 6.57 years, respectively, a stock price of $2,625 per ADS, volatility of 57.82%, 61.03% and 61.21%, respectively, a risk free rate of 2.96%, 2.97% and 2.97%, respectively, and an expected dividend yield of 0%.

The Company early adopted ASU 2020-06 on January 1, 2022. In accordance with ASC 815-15-25-1, the Interest Make-Whole feature is an embedded derivative that should be bifurcated and accounted for separately. As a result, the Company recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $625,000 on the Consolidated Balance Sheets which equals to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and assigned to the host debenture at the carrying value of approximately $1,330,000 representing the difference between the previous carrying amount of the hybrid instrument of $1,955,000 (net of debt original issue discount of $145,000) and the fair value of the derivative of $625,000. Further, the Company charged the debt issuance cost of $1,330,000 against the host debenture.

Debt discount and debt issuance costs are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense of approximately $445,000 for the year ended December 31, 2022, resulting from the amortization of the debt discounts. During the year ended December 31, 2022, the May 2022 Convertible Debenture along with the Make-Whole interest of $630,000 were fully converted into an aggregate of 3,194,885 Class A ordinary shares. As of December 31, 2024 and 2023, there was no such Debenture outstanding.

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

On September 2, 2023, the Company entered into a letter agreement (the “September 2023 Letter Agreement”) with the Purchaser, pursuant to which the Company issued a Series H ADS Purchase Warrant (the “Series H Warrants”) to purchase up to 263 ADSs with an exercise price equal to $95.00 per ADS and having a term of exercise expiring five years after the issuance, in consideration for the Purchaser’s exercise of rights to purchase an additional $2,500,000 convertible debenture. On September 5, 2023, the Company received net proceeds of $2,365,000 (the “Third Closing’) upon the issuance of convertible debenture (the “September 2023 Debenture”). The fair value of Series H Warrants is estimated to be at $8.00 per share, and the aggregate fair value of $2,000 was treated as issuance costs for the debenture.

On January 23, 2024, the Company entered into a letter agreement (the “January 2024 Letter Agreement”) with the Purchaser, pursuant to which the Company issued a Series I ADS Purchase Warrant (the “Series I Warrants”) to purchase up to 177 ADSs with an exercise price equal to $56.50 per ADS and having a term of exercise expiring five years after the issuance, in consideration for the Purchaser’s exercise of rights to purchase an additional $1,000,000 convertible debenture. On the same date, the Company received net proceeds of $940,000 (the “Fourth Closing’) upon the issuance of convertible debenture (the “January 2024 Debenture”). The fair value of Series I Warrants is estimated to be at $4.50 per share, and the aggregate fair value of $800 was treated as issuance costs for the debenture.

The Convertible Debentures issued under August 2022 SPA have the same terms as the May 2022 Convertible Debenture, except that they mature at the 36-month anniversary. The Debentures is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $3,125 or 85% of the lowest VWAP in the last fifteen (15) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $1,875, subject to adjustment, per ADS. Such debentures also have the feature of Interest Make-Whole.

Upon issuance, the Company bifurcated and recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $1,241,000, $1,051,000, $878,000 and $352,000 on the Consolidated Balance Sheets for August 2022, December 2022, September 2023 and January 2024 Convertible Debentures, respectively, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and initially assigned to the host debentures at the carrying value of approximately $2,059,000, $1,789,000, $1,485,000 and $588,000 for August 2022, December 2022, September 2023 and January 2024 Convertible Debentures, respectively, representing the difference between the previous carrying amount of the hybrid instruments and the fair value of the derivatives. Further, the Company charged the debt issuance cost of nil, nil, $1,200 and $800 against the host debentures of August 2022, December 2022, September 2023 and January 2024 Convertible Debentures, respectively.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $288,000, $522,000 and $214,000 for the years ended December 31, 2024, 2023 and 2022, respectively resulting from the amortization of the debt discounts in connection with the debentures issued under August 2022 SPA.

For the year ended December 31, 2023, the whole August 2022 Convertible Debenture along with the Make-Whole interest of approximately $1.2 million were fully converted into an aggregate of 39,489,758 Class A ordinary shares, and the whole December 2022 Convertible Debenture along with the Make-Whole interest of approximately $1.1 million were fully converted into an aggregate of 70,999,400 Class A ordinary shares. As of December 31, 2023, the carrying amount of the hybrid September 2023 Convertible Debenture was approximately $2,476,000, including its embedded derivative liability of approximately $878,000.

For the year ended December 31, 2024, the whole September 2023 Convertible Debenture along with the Make-Whole interest were fully converted into an aggregate of 643,571,750 Class A ordinary shares, and the January 2024 Convertible Debenture along with the Make-Whole interest were partially converted into an aggregate of 440,614,050 Class A ordinary shares. As of December 31, 2024, the carrying amount of the hybrid January 2024 Convertible Debenture was approximately $54,000, including its embedded derivative liability of approximately $18,000.

August 2024 Convertible Debenture, under August 2024 SPA

On August 9, 2024, the Company entered into a Securities Purchase Agreement (the “August 2022 SPA”) with the same Purchaser, pursuant to which the Company received net proceeds of $1,400,000 on the same date (the “First Closing’) in consideration of the issuance of Convertible Debenture (the “August 2024 Debenture”) in the principal amount of $1,500,000 and the issuance of warrant (the “Series J Warrant”) to purchase 80,357 American Depositary Shares of the Company (the “ADSs”) with an exercise price equal to $14.00 per ADS and having a term of exercise expiring on August 9, 2031. The Company also granted the Purchaser the right to purchase an additional $23,750,000 of Debentures within 24-month anniversary of the First Closing Date.

The August 2024 Debenture issued under August 2024 SPA has the similar terms as the May 2022 Convertible Debenture, except for the maturity and conversion price. The Debenture matures on August 9, 2027, and is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $14.00 or 90% of the lowest trade price in the last ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $1.78, subject to adjustment, per ADS.

The detachable Series J Warrant issued to the Purchaser are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of Series J Warrants is estimated to be at $9.10 per share, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $12.55 per ADS, volatility of 103.17%, a risk free rate of 3.42%, and an expected dividend yield of 0%.

In accordance with ASC 470-20, Debt with Conversion and Other Options, the net proceeds of $1,400,000 were allocated to the base instrument of Convertible Debenture and the detachable Series J Warrants on their relative fair value basis, in the amount of approximately $940,000 and $460,000, respectively.

Upon issuance, the Company bifurcated and recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $528,000 on the Consolidated Balance Sheets, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during period, and initially assigned to the host debentures at the carrying value of approximately $412,000, representing the difference between the previous carrying amount of the hybrid instruments of $940,000 and the fair value of the derivatives.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $151,000 for the year ended December 31, 2024, respectively resulting from the amortization of the debt discounts in connection with August 2024 Debenture.

As of December 31, 2024, the carrying amount of the hybrid August 2024 Convertible Debenture was approximately $1,103,000, including its embedded derivative liability of approximately $540,000.

Note 13 — Convertible Preferred Shares and Attached Warrants

February 2021 Series A Convertible Preferred Shares and Warrants, under February 2021 SPA

On February 15, 2021, the Company entered into a Securities Purchase Agreement (the “February 2021 SPA”) with one third party investor (the “Purchaser”), pursuant to which the Company received $6,440,000 in consideration of the issuance of: a) Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) with a stated value of $7,000,000; b) a warrant (the “Series D Warrant”) to purchase 933 ADSs of the Company until the fifth year anniversary of the closing date at an exercise price of $7,500 per ADS; c) a one-year warrant to purchase 5,333 ADS (the “Series E Warrant”) at an exercise price of $7,500 per ADS, each exercise of which entitles the warrant holder to receive one ADS and a 8% cash discount; and d) a 5-year warrant to purchase 5,333 ADS (the “Series F Warrant”, together with the Series D Warrant and the Series E Warrant, the “February 2021 Warrants”) at an exercise price of $7,500 per ADS. The exercisability of Series F Warrant shall vest ratably from time to time in proportion to the exercise of the Series E Warrants by the holder. The transactions contemplated under the February 2021 SPA were closed on February 18, 2021.

The number of Series A Convertible Preferred Shares is 7,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series A Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the six month anniversary of the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $7,500 per ADS. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. At election of the Company, the Series A Convertible Preferred Shares may be redeemed, subject to certain equity conditions. Both the Series A Convertible Preferred Shares and the February 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

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

	Series D	Series E	Series F
Expected term in years	5	1	5
Stock price (ADS)	$7,425	$7,550	$7,425
Expected dividend yield	0%	0%	0%
Volatility	43.05%	50.45%	43.05%
Risk-free interest Rate	0.63%	0.21%	0.63%
Initial fair value per share	$2,675	$1,325	$2,225

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

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $81,000 were charged to additional paid in capital in 2021.

The Series A Convertible Preferred Shares are recognized initially at fair value, net of discounts including original issue discount of $620,000 and allocation of proceeds to the detachable Series D and Series E Warrants of $2,149,000, in an amount of approximately $4,231,000 on the date of issuance. As the vesting of Series F Warrants is contingent upon the exercise of Series E Warrants, preferred stock discounts related to allocation of proceeds to Series F Warrants were deferred and will be recognized until Series F Warrants are vested on a proportional basis. Each of the February 2021 securities contain down round features which would reduce the respective conversion price or exercise prices to the effective price at which any future securities are sold. In consideration of the transaction entered into in December 2021 below, the investor agrees to waive the full ratchet anti-dilution provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Shares is adjusted to the lower of $4,375 or 90% of the lowest daily Volume-Weighted Average Price in the last 10 trading days prior to conversion, in no event that the conversion price shall be lower than $1,875, as amended; (ii) the exercise price of the Series D Warrants is adjusted to $6,250; (iii) the exercise price of the Series E Warrants is adjusted to $5,000; and (iv) the exercise price of the Series F Warrants is adjusted to $6,250. The ADSs issuable upon exercise of the Series D/E/F Warrants were adjusted to 1,120, 8,000 and 6,400, respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 Warrants in an aggregate of $5.3 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

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

December 2021 Series B Convertible Preferred Shares and Warrants, under December 2021 SPA

On December 13, 2021, the Company entered into a Securities Purchase Agreement (the “December 2021 SPA”) with the same third party investor (the “Purchaser”), pursuant to which the Company received net proceeds of $3,800,000 in consideration of the issuance of: a) Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”) with a stated value of $4,000,000; and b) a 5-year warrant to purchase 914 ADSs (the “Series G Warrants”, or the “December 2021 Warrants”) of the Company until on or prior to December 13, 2026 at an exercise price of $6,250 per ADS. The transactions were closed on December 13, 2021.

The number of Series B Convertible Preferred Shares is 4,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series B Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $4,375 per ADS or 90% of the lowest daily volume-weighted average price during the 10 consecutive trading days prior to the conversion date, in no event that the conversion price shall be lower than $1,875 per ADS, as amended. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. On the third anniversary of the original issue date, the Company shall redeem, at the option of the holder, all of the then outstanding Series B Convertible Preferred Shares, for an amount in cash equal to the sum of (a) 100% of the aggregate cash investment of $3,800,000 and (b) accrued but unpaid dividends due in respect of the preferred shares. Both the Series B Convertible Preferred Shares and the December 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

The detachable December 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2021 Warrants is estimated to be at $1,450 per share by using Binomial Option Pricing Model with an expected term of 5 years, a stock price of $4,250 per ADS, volatility of 53.42%, a risk free rate of 1.30% and an expected dividend yield of 0%.

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

The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $8,000 were charged to additional paid in capital in 2021.

The Series B Convertible Preferred Shares are recognized initially at fair value, net of discounts including original issue discount of $250,000 and allocation of proceeds to the detachable Series G Warrants of $950,000 and to the BCF of $1,613,000, in an amount of approximately $1,186,000 on the date of issuance. Such discounts are accreted over the period from the date of issuance to the date of the earliest redemption and the accretion is treated as a deemed dividend. For the year ended December 31, 2021, the accretion was recognized as a deemed dividend to preferred stockholders in the amount of approximately $36,000, resulting in the carrying amount accreted to approximately $1,222,000 as of December 31, 2021.

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

Subsequent Changes to February 2021 and December 2021 Warrants

Subsequent to the extension of termination dates in connection with the issuance of May 2022 Convertible Debenture (as discussed in Note 12), on January 3, 2023 in connection of the withdrawal of registration statement on Form F-1, the Company entered into warrant extension letter to extend the termination dates of Series D/E/F/G for another two years, from February 18, 2028, February 18, 2025, February 18, 2028, and December 13, 2028, respectively, to February 18, 2030, February 18, 2027, February 18, 2030, and December 13, 2030, respectively. Pursuant to the adoption of ASU 2021-04, in accordance with paragraph 815-40-35-17(d), the Company recognized the incremental fair value of the warrants aforementioned as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2023, in an amount of approximately $3.1 million. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $402.50, $433.50 and $483.00 per share, respectively by using Binomial Option Pricing Model with an expected term of 5.13, 2.13 and 5.94 years, respectively, a stock price of $34.25 per ADS, volatility of 60.29%,106.31%, 60.19%, respectively, a risk free rate of 3.81%, 4.503% and 3.75%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $636.50, $757.00 and $739.00 per share, respectively by using Binomial Option Pricing Model with an expected term of 7.13, 4.13 and 7.94 years, respectively, a stock price of $34.25 per ADS, volatility of 63.28%, 108.01% and 64.87%, respectively, a risk free rate of 3.69%, 3.93% and 3.65%, respectively, and an expected dividend yield of 0%.

On September 3, 2023, as a result of the issuance of Series H Warrants in September 2023 (as discussed in Note 12), the exercise price of the Series D/E/F/G Warrants was further adjusted to $95.00 per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 73,684, 421,052, 421,052, and 60,150, respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $6.1 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2023. The fair value of Series D, E and G Warrants immediately before the reprice is estimated to be at $61.00, $17.50 and $71.50 per share, respectively and the fair value of Series D, E and G Warrants after the reprice is estimated to be at $8.50, $12.50 and $9.00 per share, respectively, by using Binomial Option Pricing Model with an expected term of 6.46, 3.46 and 7.28 years, respectively, a stock price of $152.00 per ADS, volatility of 107.83%, 108.52%, 107.66%, respectively, a risk free rate of 3.90%, 4.22% and 3.87%, respectively, and an expected dividend yield of 0%.

In September 2023, the Company received an aggregate of net proceeds of approximately $0.7 million in exchange for the issuance of 20,000,000 Class A ordinary shares, as a result of the partial exercise of Series E Warrants at an exercise price of $95.00 per ADS. As a result, a total of 8,062 Series F Warrants were vested.

On January 23, 2024, as a result of the issuance of Series I Warrants in January 2024 (as discussed in Note 12), the exercise price of the Series D/E/F/G Warrants was further adjusted to $56.50 per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 123,893, 702,513, 707,964, and 101,137, respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $429,000, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2024. The fair value of Series D, E, F(vested) and G Warrants immediately before the reprice is estimated to be at $2.80, $2.50, $2.80 and $2.95 per share, respectively and the fair value of Series D, E, F(vested) and G Warrants after the reprice is estimated to be at $1.85, $2.10, $1.85 and $1.95 per share, respectively, by using Binomial Option Pricing Model with an expected term of 6.07, 3.07, 6.07 and 6.89 years, respectively, a stock price of $48.00 per ADS, volatility of 105.21%, 98.06%, 105.21%, and 105.42%, respectively, a risk free rate of 3.69%, 3.86%, 3.69% and 3.68%, respectively, and an expected dividend yield of 0%.

On January 9, 2025, the Company entered into an amendment to the Series E Warrant with the holder. Pursuant to the amendment, the parties agreed to amend the exercise price of the Warrant to the lower of (x) $56.50 and (y) 90% of the lowest daily VWAP (as defined in the Series E Warrant) for the ten (10) trading days immediately prior to the exercise date, provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000. The parties also agreed to extend the termination date of Series E Warrant from February 18, 2027 to January 9, 2028

Note 14 — Commitments and Contingencies

Contingencies

Occasionally, the Group is a party to certain legal cases arising in the ordinary course of business. The Group accrues loss contingency associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. In the first half of 2024, a client (the “Plaintiff”) filed a statement of claim with the High Court of Hong Kong claiming an amount of HK$91,599,433 (approximately US$11,730,000), which LBL, a subsidiary of the Company has failed to transfer the said sum under the Plaintiff’s securities account to the plaintiff (the “Civil Case”). In July 2024, LBL filed a defense with the High Court of Hong Kong to dispute the claim and stated no outstanding sum owed to the Plaintiff. The Civil Case is currently in early stage and LBL will continue to vigorously defend against the case. The Group’s management does not expect it is probable that the disposition of such claim will have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows. Among the amount claimed, the Group recorded in “Accrued expenses and other payables” a balance of approximately $2,663,000 (HK$20,791,761) resulting from an investment profits sharing agreement with the Plaintiff, as the transaction is in dispute.

Note 15 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company was initially authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. On October 6, 2023, the Company held the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). The 2023 Annual Meeting approved the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, to US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each. On March 7, 2025, the Company held the Extraordinary Meeting of Shareholders (the “2025 EGM”). The 2025 EGM approved the increase of the Company’s authorized share capital to US$20,000,000, with a nominal value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

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

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share was initially entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is initially entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022, January 13, 2023 and December 23, 2024, the Company held the annual General Meetings of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share, from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share, and from one hundred (100) votes per Class B Ordinary Share to ten thousand (10,000) votes per Class B Ordinary Share, respectively.

In October 2024, one of the directors opted to convert his Class B ordinary shares into Class A ordinary shares, resulting in an issuance of 17,800,845 Class A ordinary shares.

As of December 31, 2024 and 2023, there was an aggregate of 1,777,596,090 (of which, 496,358,691 Class A ordinary shares resulted from the extinguishment of liabilities were issued in April 2025. Accordingly, as of December 31, 2024, a subscription receivable of approximately $50,000 corresponding to their par value was recorded as contra equity. See Note 2 for detail.) and 179,250,754 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 65,387,845 and 23,843,096 Class B ordinary shares issued and outstanding, respectively. As of December 31, 2024 and 2023, there was no preferred shares issued and outstanding.

August 2020 Private Placement

On August 1, 2020, the Company entered into a securities purchase agreement (as amended on September 29, 2020, and later amended and restated on October 19, 2020) with three investors (collectively, the “Investors”). Two tranches of transactions contemplated under the agreement were closed on August 3 and November 13, 2020, respectively. As a result, an aggregate of 600 ADSs and warrants to purchase an aggregate of 600 of the Company’s ADS at US$7,500 per ADS (the “August 2020 PIPE Warrants”) were issued at US$5,000 per ADS for an aggregate purchase price of US$3 million, and an aggregate of 60 ADSs were issued as origination fee. Issuance costs of approximately $469,000 were recorded as a charge to additional paid-in capital, including legal and accounting fees. In accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, warrants are classified within stockholders’ equity as “additional paid in capital” upon their issuance. The proceeds were allocated to ordinary shares and private investment in public equity warrants (“PIPE Warrants”) on the relative fair value of the securities in accordance with ASC 470-20-30. In aggregate, the net proceeds to the Company were approximately $2,531,000 classified within stockholders’ equity, including a subscription receivable of $508,750 classified in the other receivables in the consolidated balance sheets as of December 31, 2020 which was received in January 2021.

Such warrants shall be exercisable for a period of three years from the issuance date. Exercise price is subject to adjustments in case of reorganization, consolidation, merger etc. and in case of stock purchase rights in the subsequent two-year period at a price per share less than the exercise price as stated in the securities purchase agreement.

The exercise price of PIPE Warrants was adjusted to $5,000 per ADS as a result of January 2021 Call Options as discussed below, and adjusted a second time to $4,375 per ADS as a result of December 2021 Series B Convertible Preferred Shares. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $278,000 and $16,000, respectively, and the effect was treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

For the year ended December 31, 2021, 770,833 Class A ordinary shares were issued for the aggregate proceeds of approximately $1.5 million, as a result of investors’ exercise of August 2020 PIPE Warrants. For the year ended December 31, 2023, the remaining PIPE Warrants to purchase 291 ADSs (equivalent to 729,167 Class A ordinary shares) expired unexercised.

January 2021 Call Options

On January 6, 2021, the Company entered into a binding strategic cooperation framework agreement (the “Strategic Cooperation Agreement”) with Mr. Yao Yongjie (“Mr. Yao”) and engaged Mr. Yao as the chief technical adviser to provide technical advice and consultancy service in blockchain industry. The Company grants to Mr. Yao options (the “Call Options”) to subscribe for 6 million Class A ordinary shares at a price fixed at US$2 per Class A ordinary share. Within 24 months of the signing of the Strategic Cooperation Agreement, Mr. Yao may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i)	if the closing price of the shares in the Company exceeds US$7,500 per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(ii)	if the closing price of the shares in the Company exceeds US$12,500 per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(iii)	if the closing price of the shares in the Company exceeds US$18,750 per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options.

The Company estimated the fair value of the call options at $0.47, $0.33 and $0.16 per share for three tranches, respectively on the date of grant using Binomial Option Pricing Model applying an expected term of 2 years, a stock price of $4,850 per ADS, volatility of 51.69%, a risk free rate of 0.21% and an expected dividend yield of 0%. The aggregate fair value of the Call Options of $1,909,000 is recognized as stock-based compensation expense over the requisite service period which is five-year period from the date thereof.

For the years ended December 31, 2023 and 2022, an aggregate of $382,000 each was recognized in expenses included in the consolidated statements of operations for the service provided. During the year ended December 31, 2024, the remaining of $763,000 was fully recognized as expenses.

For the year ended December 31, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options. As of January 3, 2023, the remaining aggregate of 4 million Call Options expired unexercised.

Note 16 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the business combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). The administrator is authorized to grant deferred shares to any eligible individual. The number of shares of deferred shares shall be determined by the administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the administrator. As of December 31, 2024 and 2023, a total of 3,936,504 shares each had been granted and issued under the 2020 Plan and a total of 695,945 shares each remained available for future awards.

On December 1, 2020, 1,486,504 deferred shares were granted to certain employees, non-employee directors and consultants for their services during the year ended December 31, 2020. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at $2.46 per ordinary share based on the closing price of $6,150 per ADS on the grant date in an aggregate of $3,656,800.

On March 3, 2022, 2,450,000 deferred shares were granted to certain non-employee consultants for their services for the years of 2022 and 2023. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at $0.75 per ordinary share based on the closing price of $1,875 per ADS on the grant date in an aggregate of $1,837,500. The stock-based compensation expenses are recognized over the requisite service period.

2023 Share Incentive Plan

On October 6, 2023, the 2023 Annual Meeting approved and adopted the Company’s 2023 Equity Incentive Plan (the “2023 Plan”), pursuant to which an aggregate of 33,818,770 ordinary shares will be awarded or granted. On October 31, 2023, the Compensation Committee approved that a total of 32,000,000 Class B ordinary shares in the form of shares and deferred shares were granted to two directors in exchange for their services through the third quarter of 2024. The Company estimated the fair value of shares at $0.02 per Class B ordinary share based on the closing price of $50.00 per ADS on the grant date in an aggregate of $640,000. The stock-based compensation expenses are recognized over the requisite service period. On December 14, 2023, a total of 14,000,000 Class B ordinary shares were vested and issued to the directors. For the year ended December 31, 2024, an aggregate of 11,888,889 Class B ordinary shares was issued to the directors.

In November 2024, an aggregate of 28,956,705 Class B ordinary shares, including the remaining 1,818,770 shares under 2023 Plan and the remaining 27,137,935 shares under the 2024 Plan (as discussed below), was granted and issued to one executive director and vested immediately. The Company estimated the fair value of shares at $0.004 per Class B ordinary share based on the closing price of $10.55 per ADS on the grant date in an aggregate of $122,000.

As of December 31, 2024 and 2023, a total of nil and 1,818,770 shares under the 2023 Plan remained available for future awards, respectively.

2024 Share Incentive Plan

On May 20, 2024, the Board of Directors approved and adopted the Company’s 2024 Equity Incentive Plan (the “2024 Plan”), pursuant to which an aggregate of 47,137,935 Class A or Class B ordinary shares will be awarded or granted. On the same date, the Board and the Audit Committee approved that a total of 20,000,000 Class B ordinary shares were granted to certain employees and vested immediately. The Company estimated the fair value of shares at $0.009 per Class B ordinary share based on the closing price of $23.05 per ADS on the grant date, resulting in an aggregate of $184,400 recorded as compensation expenses in May 2024. On May 21, 2024, a total of 18,500,000 Class B ordinary shares were issued to the employees. As of December 31, 2024, a total of nil shares under the 2024 Plan remained available for future awards.

The following table provides the details of the total share-based payments under 2020 Plan, 2023 Plan and 2024 Plan for the years ended December 31, 2024, 2023 and 2022, respectively.

	Years ended December 31,
	2024	2023	2022

Compensation and benefits	$573,264	$373,333	$-
Communication and technology	-	225,000	225,000
Marketing	-	206,250	206,250
Professional fees	-	243,750	243,750
General and administrative	-	243,750	243,750

Total	$573,264	$1,292,083	$918,750

As of December 31, 2024 and 2023, approximately nil and $266,000 of total unrecognized compensation expense related to future services was expected to be recognized over a period of approximately nil and eight months, respectively.

Note 17 — Income Taxes

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Years ended December 31,
	2024	2023	2022

Current	$1,245	$1,058	$3,419
Deferred	-	-	-
	$1,245	$1,058	$3,419

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Years ended December 31,
	2024	2023	2022

Income tax (benefit) expense at applicable statutory rate (1)	$(4,490,854)	$(792,883)	$(5,199,883)
Nondeductible expenses	1,612	939,078	328,511
Impact of foreign tax rate differential (2)	3,593,100	(1,047,950)	3,117,801
Current year change in valuation allowance	1,033,191	(45,629)	1,804,389
Other	(4,829)	(4,304)	(47,399)
Prior year examination adjustment	(130,975)	952,746	-
Reported income taxes	$1,245	$1,058	$3,419

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	As of December 31,
	2024	2023
Deferred tax asset
Net operating loss carryforwards	$5,007,686	$4,906,816
Less: Valuation allowance	(5,007,686)	(4,906,816)
Net deferred tax asset	$-	$-

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

Note 18 —Lease

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. As of December 31, 2024 and 2023, the weighted-average remaining lease term on these leases is approximately 1.39 and 1.13 years, respectively and the weighted-average discount rate used to measure the lease liabilities was approximately 3.63% and 2.87%, respectively. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants. Cash paid for amounts included in the measurement of operating lease liabilities was approximately $548,000, $599,000 and $561,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2024	2023
Operating lease right-of-use assets	$205,532	$593,678
Operating lease liabilities	$207,716	$620,920

The following table presents operating lease cost reported in occupancy expenses on the consolidated statements of comprehensive (loss)/income related to the Group’s leases:

	Years ended December 31,
	2024	2023	2022
Operating lease cost	$532,144	$594,228	$699,909

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2024 to the present value of its operating lease payments:

Years ended December 31,
2025	$157,094
2026	56,542
Thereafter	-
Total undiscounted operating lease payments	213,636
Less: imputed interest	(5,920)
Present value of operating lease liabilities	$207,716

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

Chief executive officer is determined as the CODM of the Group. The Group has four primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; (4) OTC stock option trading; and (5) others. The Group’s futures and securities brokerage segment generates commission income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. The Group also generated trading gains or losses from the OTC stock options where it serves as the counterparty in the option contracts. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) sale of NFT and development NFT platform and Metaverse games, and (4) executive management functions and corporate overhead.

	Futures
	and securities			OTC
	brokerage	CFD	TRS	Stock option
	services	trading	trading	trading	Other	Total
Year ended December 31, 2024
Revenues (losses)	653,340	521,860	9,140	(7,978,722)	1,928,301	(4,866,081)

Commissions and fees	436,112	-	88,934	-	430,773	955,819
Compensation and benefits	921,455	-	-	-	2,342,638	3,264,093
Occupancy	75,538	8,702	8,702	8,702	646,106	747,750
Communication and technology	375,377	353,799	366,199	353,799	1,941,343	3,390,517
General and administrative	160,848	20,138	20,138	20,138	657,232	878,494
Professional fees	22,377	106,139	106,139	106,139	4,111,040	4,451,834
Service fees	-	322,684	276,740	276,740	1,012,536	1,888,700
Interest	-	-	208,210	-	613,722	821,932
Depreciation	671	795,000	795,000	795,000	50,041	2,435,712
Marketing	1,405	236,500	236,500	236,500	2,887,944	3,598,849
Change in fair value of warrant liabilities	-	-	-	-	13,501	13,501
Other operating expenses	10,338	-	-	-	230,040	240,378

	2,004,121	1,842,962	2,106,562	1,797,018	14,936,916	22,687,579
				-
Income (loss) from operations	(1,350,781)	(1,321,102)	(2,097,422)	(9,775,740)	(13,008,615)	(27,553,660)
				-
Total segment assets	1,838,093	20,235,532	12,819,851	-	1,460,948	36,354,424

	Futures
	and securities			OTC
	brokerage	CFD	TRS	Stock option
	services	trading	trading	trading	Other	Total
Year ended December 31, 2023
Revenues (losses)	2,570,495	19,326,140	(2,342,395)	(798,725)	2,335,729	21,091,244

Commissions and fees	1,606,210	-	825,503	-	986,685	3,418,398
Compensation and benefits	997,602	-	-	-	3,102,250	4,099,852
Occupancy	-	7,120	7,120	7,120	848,894	870,254
Communication and technology	471,918	225,636	225,636	225,636	1,910,636	3,059,462
General and administrative	226,802	33,492	33,492	33,492	1,104,870	1,432,148
Crypto currencies	-	-	-	-	-	-
Professional fees	24,411	50,432	50,432	50,432	3,231,658	3,407,365
Research and development	-	-	-		7,115	7,115
Service fees	-	433,734	342,367	342,367	1,234,364	2,352,832
Interest	-	-	1,880,282		532,820	2,413,102
Depreciation and amortization	419	576,944	576,944	576,944	63,760	1,795,011
Marketing	1,673	3,909	3,909	3,909	4,183,395	4,196,795
Change in fair value of warrant liabilities	-	-	-	-	(565,313)	(565,313)
Impairment of fixed assets	-	-	-	-	-	-
Impairment of cryptocurrencies	-	-	-	-	-	-
Other operating expenses	358,074	-	-	-	72,140	430,214

	3,687,109	1,331,267	3,945,685	1,239,900	16,713,274	26,917,235

Income (loss) from operations	(1,116,614)	17,994,873	(6,288,080)	(2,038,625)	(14,377,545)	(5,825,991)

Total segment assets	4,444,667	30,862,233	31,563,234	1,801,095	5,873,357	74,544,586

	Futures and securities brokerage services	CFD trading	TRS trading	Other	Total
Year ended December 31, 2022
Revenues (Losses)	$3,284,729	$(6,694,312)	$(595,871)	$1,522,954	$(2,482,500)

Commissions and fees	2,297,341	7,863	664,435	229,295	3,198,934
Compensation and benefits	953,213	-	-	2,667,293	3,620,506
Occupancy	-	3,600	3,600	819,054	826,254
Communication and technology	459,263	340,408	340,408	2,252,715	3,392,794
General and administrative	101,143	57,372	57,372	1,012,685	1,228,572
Crypto currencies	-	-	-	-	-
Professional fees	17,496	106,533	106,533	3,486,277	3,716,839
Research and development	-	-	-	4,693,995	4,693,995
Service fees	-	470,791	951,857	534,137	1,956,785
Interest	-	-	1,675,946	658,652	2,334,598
Depreciation and amortization	539	800,000	800,000	431,847	2,032,386
Marketing	3,185	54,000	54,000	3,632,382	3,743,567
Payment service charge	-	(78,562)	66,155	-	(12,407)
Change in fair value of warrant liabilities	-	-	-	(1,260,354)	(1,260,354)
Impairment of fixed assets	-	-	-	1,690,028	1,690,028
Impairment of cryptocurrencies	-	-	-	293,619	293,619
Other operating expenses	6,499	-	-	25,907	32,406

	3,838,679	1,762,005	4,720,306	21,167,532	31,488,522

Loss from operations	$(553,950)	$(8,456,317)	$(5,316,177)	$(19,644,578)	$(33,971,022)

Total segment assets	$11,388,786	$13,468,277	$43,725,609	$18,051,712	$86,634,384

Note 20 — SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the units as part of initial public offering (the “IPO”) on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”). Subsequent to the business combination closing, all SPAC Warrants remained outstanding and none of them were exercised as of April 30, 2025.

Public Warrants and Private Warrants

Upon the business combination closing, each outstanding Public Warrants and Private Warrants of PAAC automatically represents the right to purchase one Class A ordinary share in the form of the Company’s 1/2,500 ADSs at a price of $11.50 per Class A ordinary share or $28,750 per ADS, subject to adjustment in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. Following the ADS ratio change in July 2023 and in March 2025, holders may need to exercise warrants in increments of 2,500 to receive ADSs. However, no warrants issued in exchange for PAAC’s public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, warrant holders may, during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if the Company called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” The Company’s Public Warrants and Private Warrants became exercisable thirty (30) days after the closing and will expire on the fifth anniversary of the closing which will in June 2025.

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

The Company may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Company’s ADSs equals or exceeds $45,000per ADS, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of Redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

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

Underwriters’ Warrants

The Underwriters’ Warrants may be exercised for cash or on a cashless basis at $12.00 per Class A ordinary share, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of which this prospectus forms a part and the closing of our initial business combination and terminating on the fifth anniversary of such effectiveness date which was in May 2024. Such warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the PAAC’s registration statement. After 360 days after the effective date, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. The Company will have no obligation to net cash settle the exercise of the warrants. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

The Company evaluated the Underwriters’ Warrants under ASC 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity, and concluded that they meet the criteria to be classified in stockholders’ equity as additional paid in capital.

Note 21 — Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after December 31, 2024, up through April 30, 2025, the date the Company issued the consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

The Group entered into a Share Purchase Agreement (the “SPA”) dated November 8, 2024, with Amazon Capital Holding Limited (“Amazon Capital”). Under the SPA, the Amazon Capital will subscribe certain amount of Class A ordinary shares, par value $0.0001 per share. The subscription will be executed in three tranches, with shares issued upon the completion of each tranche. Amazon Capital commenced its investment in January 2025, and as of the filing date, the Group has received approximately $2.7 million out of $5 million committed for the first tranche.

On January 23, 2025, the Purchaser under August 2024 SPA exercised its subsequent closing right (the “Second Closing”) and purchased an additional Debenture (the “January 2025 Debenture”) having a principal balance of $2,135,000. The January 2025 Debenture shares the same terms with August 2024 Debenture except for the conversion price at the lower of (x) $8.00 and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date. The Company also issued a Series K Warrant (the “Series K Warrant”) to purchase up to 200,156 ADSs with an exercise price equal to $8.00 per ADS as contemplated and amended in the SPA for the Second Closing.