Form 20-F
period 2025-12-31
Lion Group Holding Ltd
filed 2026-04-30
CIK 1806524

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

+65 8877 3871

(Address of principal executive offices)

Chunning Wang
Chief Executive Officer
10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

+65 8877 3871

wilson.wang@liongrouphl.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares represented by American Depositary Shares (“ADSs”)*	LGHL	Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share**	N/A	Nasdaq Capital Market

*	Effective from November 26, 2025, the ratio of ADSs representing the Class A ordinary shares changed from one (1) ADS representing one (1) Class A ordinary shares to one (1) ADS representing thirty two thousand and five hundred (32,500) Class A ordinary shares.

**	Not for trading, but only in connection with the listing on The Nasdaq Capital Market of our American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 151,658,568,130 ordinary shares outstanding, being the sum of 150,847,024,115 Class A Ordinary Shares and 811,544,015 Class B Ordinary Shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

“August 2022 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on August 9, 2025 pursuant to a Senior Secured Convertible Debenture dated August 9, 2022.

“December 2022 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on December 7, 2022 pursuant to a Senior Secured Convertible Debenture dated December 7, 2022.

“September 2023 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on September 5, 2026 pursuant to a Senior Secured Convertible Debenture dated September 5, 2023.

“January 2024 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on January 23, 2027 pursuant to a Senior Secured Convertible Debenture dated January 23, 2024.

“August 2024 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on August 9, 2027 pursuant to a Senior Secured Convertible Debenture dated August 9, 2024.

“January 2025 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on January 23, 2028 pursuant to a Senior Secured Convertible Debenture dated January 23, 2025.

“May 2025 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on May 23, 2028 pursuant to a Senior Secured Convertible Debenture dated May 23, 2025.

“June 2025 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on June 23, 2028 pursuant to a Senior Secured Convertible Debenture dated June 23, 2025.

“July 2025 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on July 21, 2028 pursuant to a Senior Secured Convertible Debenture dated July 21, 2025.

“December 2025 Convertible Debenture” means the senior secured convertible debentures, convertible into ADSs, which will mature on December 3, 2028 pursuant to a Senior Secured Convertible Debenture dated December 3, 2025.

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

“Series L Warrant” means a warrant until on or prior to 5:00 p.m. (New York City time) on May 23, 2032, exercisable into 140,625 ADSs at an exercise price of $4.00 per ADS pursuant to the Series H American Depositary Shares Purchase Warrant dated May 23, 2025, but the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Series L Warrants by the holder of the Series L Warrant.

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

This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.7833 to US $1.00, buying rate at closing in effect as of December 31, 2025.

v

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

HTL International, LLC is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect HTL International, LLC (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict HTL International, LLC (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our securities in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether HTL International, LLC, or another firm) at such future time.

Our current auditor, GGF CPA LTD (“GGF”), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID:2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China. While our auditor is based in the PRC and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

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

How Cash is Transferred through Our Organization

We were incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conducted our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands during the financial year ended December 31, 2025, and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd. is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through equity and debt financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands. During late 2024 to 2025, we have gradually scaled down the operations of our subsidiaries in Hong Kong. As of December 31, 2025, we have ceased the operations of our subsidiaries in Hong Kong and now conduct our operations primarily through our subsidiaries in the Cayman Islands.

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

We established Lion Group (Hangzhou) Investment Limited, our PRC subsidiary, holding through Lion Wealth Limited in May 2021. The PRC subsidiary was established solely for purpose of passive equity investment in China with no substantial business activities, which does not require contractual arrangements or variable interest entity, or VIE, to operate. We disposed of Lion Group (Hangzhou) Investment Limited to a third party in September 2023. As of December 31, 2025, we do not have any operating subsidiaries in the PRC

Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We are dependent on our customers in the PRC, the laws and regulations of the PRC currently have restrictions on currency conversion, cross-border remittance and offshore investment for PRC citizens. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.” for more information on the risk of PRC governmental control of currency conversion, cross-border remittance and offshore investment with respect to our operations. However, the laws and regulations of the PRC do not currently have any material impact on transfer of cash from the Company to our Cayman Islands and Hong Kong subsidiaries to or from Cayman Islands and Hong Kong subsidiaries to the Company and the investors in the U.S. As a result, cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors.

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

The following are the aggregate transfers from the Company to its subsidiaries for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	US$	US$
Subsidiary
Lion Broker Limited (1)	$538,350	$4,954,178
Lion Wealth Limited (2)	5,565,142	8,438,652
Lion Financial Group Limited (3)	2,687,945	993,788
Lion Wealth Management Limited (4)	4,513,291	117,479
Lion Workshop Limited(5)	3,292,538	-
Lion Investment (HK) Ltd(6)	29,474	-
Lion Metaverse Ltd. (7)	48	-
Lion Group North American Corp. (8)	438,250	619,500
Total	$17,065,038	$15,123,597

(1)	Lion Broker Ltd was incorporated under the laws of the Cayman Islands in March 2017.

(2)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(3)	Lion Financial Group Limited was incorporated under the laws of the British Virgin Islands in June 2015.

(4)	Lion Wealth Management Ltd was incorporated under the laws of the British Virgin Islands in February 2017.

(5)	Lion Workshop Limited was incorporated under the laws of the British Virgin Islands in April 2021.

(6)	Lion Investment (HK) Ltd was incorporated in Hong Kong in May 2016.

(7)	Lion Metaverse Ltd. was incorporated under the laws of the British Virgin Islands in October 2021.

(8)	Lion Group North American Corp was incorporated under the laws of the State of Nevada in July 2018.

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	US$	US$
Subsidiaries
Lion Broker Limited (1)	$-	$9,234,037
Lion Financial Group Limited (2)	2,451,718	962,616
Lion Wealth Management Ltd (3)	14	63,955
Lion Investment (HK) Limited (4)	128	-
Lion International Securities Group Limited (5)	24,399	-
Lion Workshop Limited (6)	385,754	638,896
Lion Wealth Limited (7)	5,033,813	134,611
BC Wealth Management Limited (8)	-	11,047
Total	$7,895,826	$11,045,162

(1)	Lion Broker Ltd was incorporated under the laws of the Cayman Islands in March 2017.

(2)	Lion Financial Group Limited was incorporated under the laws of the British Virgin Islands in June 2015.

(3)	Lion Wealth Management Ltd was incorporated under the laws of the British Virgin Islands in February 2017.

(4)	Lion Investment (HK) Ltd was incorporated in Hong Kong in May 2016.

(5)	Lion International Securities Group Limited was incorporated under the laws of the Hong Kong in May 2016, and was dissolved in December 2025.

(6)	Lion Workshop Limited was incorporated under the laws of the British Virgin Islands in April 2021.

(7)	Lion Wealth Limited was incorporated in Hong Kong in October 2018.

(8)	BC Wealth Management Limited was incorporated in Hong Kong in October 2014 and became a wholly owned subsidiary of the Group in May 2016. The Group’s interest in BC Wealth Management Limited was sold to third parties in June 2024.

We did not pay any dividends to our shareholders in 2025 and 2024. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy. There were no dividends or distributions that a subsidiary made to the holding company during the period. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Limitation on Oversea Listing and Share Issuances

Although the substantial operation of us is based in Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Recent cybersecurity regulations mandate clearance of cybersecurity review of internet platform operator holding personal information of more than one million users before applying for listing at a foreign stock exchange, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s data processing activities affect or may affect national security. However, it remains unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as us, for our future offerings, and the laws and regulations then effective as of our previous listing did not require any issuer to obtain pre-approval from the Cybersecurity Administration Committee, or CAC, before listing at a foreign stock exchange. As of the date of this annual report, we do not hold personal information of more than one million users and our business activities do not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. We have not been informed by any government authorities that we are deemed as a critical information infrastructure operator, and we have not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and our management’s assessment, we believe that we are not required to apply for pre-approval from CAC before the issuance of our securities to foreign investors and we are not subject to mandatory application requirement for cybersecurity review under the current PRC laws and regulations. However, no detailed rules or implementation rules regarding the cybersecurity review have been issued and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. We cannot assure you that we would not be deemed as a critical information infrastructure operator or carrying out data processing activities that affect or may affect national security, which may subject us to order of clearance of cybersecurity review or other specific actions.

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

The substantial operation of us is based in Hong Kong and the Cayman Islands, and we do not operate through any VIE agreement with our subsidiaries in China or own any equity interest in corporations incorporated in mainland China. However, if it is determined that any CSRC approval, filing, cybersecurity review or other governmental authorization is required for our previous or future offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to do so, and if we are denied from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

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

Risks Related to Our Business and Industry

●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

●	We had incurred net losses in the past, and we may incur losses again in the future.

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents.

●	PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.

●	We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

●	Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

●	We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements.

●	We may incur material trading losses from our market making activities.

●	We may incur material trading losses from our over-the-counter stock options trading business.

●	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

●	Our total return swap (TRS) trading services may not be successful, and we may not find adequate funding at reasonable costs to successfully operate our TRS trading business.

●	We depend on the services of prime brokers and clearing agents to assist in providing us with access to liquidity in CFD trading. The loss of one or more of our prime brokerage relationships could lead to increased transaction costs and capital posting requirements, as well as having a negative impact on our ability to verify our open positions, collateral balances and trade confirmations.

●	We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

●	We may be liable for improper collection, use or appropriation of personal information provided by our customers.

●	We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

●	We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

●	Our clients may engage in fraudulent or illegal activities on our platform.

●	The current trade war between the U.S. and China may dampen growth in China and other markets where the majority of our clients reside.

Risk Related to Our Corporate Structure

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in Jurisdictions We Operate

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to Lion.

●	Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

●	The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the approval or other administration requirements of the CSRC, or other PRC governmental authorities, may be required under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Risks Related to our ADSs and our Securities

●	The price of our ADSs may be volatile.

●	Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our ADSs.

●	Holders of our ADSs may not have the same voting rights as our registered shareholders and might not receive voting materials in time to be able to exercise their right to vote.

●	The voting rights ADSs holders are limited by the terms of the deposit agreement, and ADSs holders may not be able to exercise rights to direct how the Class A Ordinary Shares represented by ADSs are voted.

●	The delisting of our American Depositary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

Risks Related to Our Cryptocurrency Strategy and Holdings

●	A significant decrease in the market value of our BTC, HYPE, SOL, and SUI holdings could adversely affect our ability to satisfy our financial obligations.

●	Our staking program is subject to operational, market, and regulatory risks.

●	Our cryptocurrency reserve strategy exposes us to various risks, including risks associated with BTC, HYPE, SOL, and SUI.

●	BTC, HYPE, SOL, and SUI are highly volatile assets, and fluctuations in the price of BTC, HYPE, SOL, and SUI have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities.

●	BTC, HYPE, SOL, and SUI and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

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

We had net losses of US$5.8 million, net losses of US$27.6 million and US$5.0 million in 2023, 2024, and 2025 respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on our platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plans in the future, which will result in significant share-based compensation expenses to us. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

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

We established Lion Group (Hangzhou) Investment Limited, our PRC subsidiary, holding through Lion Wealth Limited in May 2021. Our PRC subsidiary was established solely for purpose of passive equity investment in China with no substantial business activities and our PRC subsidiary has not made any dividends or other distributions since its incorporation. We disposed of Lion Group (Hangzhou) Investment Limited to a third party in September 2023. As of December 31, 2025, we do not have any operating subsidiaries in the PRC.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

We derive a significant portion of our revenues from our commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The rapidly growing trading volume on our platform is primarily driven by the increasing number of our active clients. Our total revenue-generating clients grew from 1,722 as of December 31, 2017 to 2,172 as of December 31, 2025. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

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

We derived a significant portion of our revenues from commissions. We charge our clients commission for our insurance brokerage services, securities and future brokerage services and CFD and TRS trading services. In 2025, we exited from futures and securities brokerage services in Hong Kong markets. Revenues generated from commission amounted to US$7.0 million, US$1.2 million, and US$ 2,583 in 2023, 2024, and 2025 respectively. We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

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

As of December 31, 2025, all of our operating subsidiaries have not been subject to any administrative penalty or fine in relation to regulatory capital requirements that, individually or in the aggregate, would be reasonable expected to have a material adverse effect on our results of operations or financial condition. However, if any of our operating subsidiaries fail to remain well-capitalized for regulatory purposes, CIMA may take actions against them and their business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on ordinary shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

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

In 2023, 2024 and 2025, we derived a substantial portion of our revenue from a small number of key clients. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected. However, as the trading platform expands and following the Business Combination, we anticipate, but without assurance, that this concentration may possibly be decreasing in the future.

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

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting.

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

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses. In addition, we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act and do not qualify for the carve-out as defined by SEC’s Accelerated Filer and Large Accelerated Filer Definition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting our own independent testing, may issue a report that is qualified if we are not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Lion may not be able to obtain additional capital on favorable terms or at all.

Lion anticipates that our current cash, cash provided by operating activities and funds available through our current and anticipated bank loans and credit facilities will be sufficient to meet our current and anticipated needs for general corporate purposes. However, Lion needs to make continued investments in our crypto investment strategy, products development, hardware, software, IT systems, business expansion and to retain talents to remain competitive. Lion may need to raise funds through public or private financings, strategic relationships or other arrangements. There can be no assurance that such funding, will be available on terms acceptable to Lion, or at all. Furthermore, any equity financing will be dilutive to existing shareholders, and debt financing, if available, may involve restrictive covenants that may limit our operating flexibility with respect to certain business matters. If adequate capital is not available to Lion as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations.

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

The escalation of the U.S. and Israel’s military action on Iran in early 2026 have led to, and may lead to, heightened geopolitical tensions, disruptions in global supply chains, increased market volatility, and further economic uncertainty.

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

Section 132 of Securities and Futures Ordinance (Cap. 157 of the laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in or is entitled to control the exercise of the voting power of more than 10% of the total number of issued shares of the licensed company, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be new substantial shareholder(s) of any HKSFC-licensed subsidiaries are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Lion, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our shares upon the consummation of a future proposed business combination.

Our subsidiaries that were previously HKSFC-licensed subsidiaries, namely Lion International Securities Group Limited, Lion Futures Limited and Lion Asset Management Limited, are no longer part of our corporate group. Lion Asset Management Limited was disposed of to a third party in June 2024, and Lion International Securities Group Limited and Lion Futures Limited were dissolved in December 2025. As of December 31, 2025, we do not have any subsidiaries which require and hold HKSFC licenses.

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

Although the substantial operation of us is based in Hong Kong and the Cayman Islands and all of the data and personal information we collected are stored in servers outside mainland China, we launched our apps in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. Neither the Cybersecurity Review Measures or the Draft Cyber Data Regulations had been issued or effective before our historic listing and the laws and regulations then effective as of our historic listing did not require any issuer to obtain pre-approval from CAC before listing at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules of the Cybersecurity Review Measures have been issued by any authority and both the Cybersecurity Review Measures and the Draft Cyber Data Regulations remain unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as us, for our future offerings. As of the date of this annual report, we do not hold personal information of more than one million users and our business activities does not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. We have not been informed by any government authorities that we are deemed as a critical information infrastructure operator, and we have not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and management’s assessment, we believe that we are not required to apply for pre-approval from CAC before the issuance of the securities and we are not subject to mandatory application requirement for cybersecurity review. However, the exact definition, scope or criteria of “critical information infrastructure operators”, “network platform operators” and “risk factors regarding national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Since our apps are available to download in the app stores of China and most of our users are PRC citizens, we cannot assure you that we would not be deemed by the authority as a critical information infrastructure operator or carrying out data processing activities that affect or may affect national security, which may subject us to order of clearance of cybersecurity review or other specific actions. We face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the PIPL, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

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

We may be immediately delisted from Nasdaq if our share price stays below $1.00 for 30 consecutive trading days within one year of a reverse stock split.

Our Class A Ordinary Shares are listed on the Nasdaq Stock Market and are subject to Nasdaq’s continued listing requirements, including the obligation to maintain a minimum closing bid price of $1.00 per share. Under Nasdaq rules, if the closing bid price of our ordinary shares falls below $1.00 per share for 30 consecutive trading days, Nasdaq may initiate delisting proceedings.

Nasdaq has recently adopted enhanced rules applicable to companies that have effected a reverse stock split. If a company completes a reverse stock split and, at any time during the one-year period following the split, its share price closes below $1.00 per share for 30 consecutive trading days, Nasdaq may immediately determine to delist the securities without granting any compliance or cure period. As a result, we may not be eligible for the standard 180-day (or extended 360-day) compliance period that is otherwise available to companies that have not recently completed a reverse stock split. Although we would have the right to appeal Nasdaq’s delisting determination, there is no automatic stay of trading suspension during the appeal process, and our securities could be relegated to over-the-counter markets, which typically experience lower liquidity and greater price volatility.

On November 26, 2025, we effected a change in the ratio of our ADSs where the ratio, adjusting it to one (1) ADS representing thirty two thousand and five hundred (32,500) Class A Ordinary Shares of the Company. If our Class A Ordinary Shares trade below $1.00 per share for 30 consecutive trading days within one year following a reverse stock split, we may face immediate delisting from Nasdaq. Delisting would likely have a material adverse effect on the liquidity, marketability, and value of our ordinary shares and could significantly impair our ability to raise capital in the future.

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

Currently, three of the directors are based in Hong Kong. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

Moreover, our board of directors is divided into two classes, namely Class I and Class II. Class I consist of two directors, and Class II consist of four directors. Furthermore, our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to ten thousand votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale of Class B Ordinary Shares by a holder thereof to any person other than an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Due to the disparate voting powers associated with our dual-class share structure, as of the date of this annual report, the Class B Ordinary Shares constitute 0.44%  of our total issued and outstanding share capital, and 97.78% of the aggregate voting power of and total issued and outstanding share capital.

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

As of the date of this annual report, Chunning Wang, our chairman of the board and chief executive officer holds approximately 96% of our voting power total issued and outstanding share capital. As a result, we are considered as a “controlled company” within the meaning of the Nasdaq Stock Market LLC listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. We currently do not intend to rely on exemptions available to us.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of December 31, 2025, our chairman of the board and chief executive officer holds a total of 800,044,015 Class B Ordinary Shares, representing approximately 97% of our voting power total issued and outstanding share capital. Chunning Wang has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholders, Chunning Wang may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company.

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

HTL International, LLC is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect HTL International, LLC (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict HTL International, LLC (or any future auditor of the Company) from performing work in Hong Kong, the Company may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to the Company in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of the Company’s financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of our Company in the future if the PCAOB is unable to inspect the Company’s accounting firm (whether HTL International, LLC or another firm) at such future time.

Our current auditor, GGF CPA LTD (“GGF”), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID:2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China. While our auditor is based in the PRC and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

Risks Related to Our Cryptocurrency Strategy and Holdings

A significant decrease in the market value of our BTC, HYPE, SOL, and SUI holdings could adversely affect our ability to satisfy our financial obligations.

As of December 31, 2025, our outstanding indebtedness was $24.3 million. As part of our cryptocurrency strategy, we expect to incur or continue to incur additional indebtedness and other fixed charges. For the year ended December 31, 2025, our operating business did not generate positive cash flow from operations. If our operating business does not generate cash flow in future periods sufficient to satisfy our financial obligations, including our debt and cash dividend obligations, we intend to fund our obligations using cash flow generated by equity or debt financings. Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our cryptocurrency holdings, including Bitcoin (“BTC”), Hyperliquid (“HYPE”), Solana (“SOL”), and Sui (“SUI”), investor sentiment and the general public perception of BTC, HYPE, SOL, and SUI, our strategy and our value proposition. Accordingly, a significant decline in the market value of our BTC, HYPE, SOL, and SUI holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to satisfy our financial obligations, including our debt and cash dividend obligations. These risks could materialize at times when BTC, HYPE, SOL, and SUI are trading below its carrying value on our most recent balance sheet or our cost basis. As BTC, HYPE, SOL, and SUI constitute the vast bulk of assets on our balance sheet, if we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell BTC, HYPE, SOL, and SUI to satisfy these obligations. Any such sale of BTC, HYPE, SOL, and SUI may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our BTC, HYPE, SOL, and SUI in amounts and at prices sufficient to satisfy our financial obligations, including our debt service and cash dividend obligations, could cause us to default under such obligations. Any default on our current or future indebtedness or preferred stock may have a material adverse effect on our financial condition.

Our token acquisition plan is subject to fluctuations in BTC, HYPE, SOL, and SUI prices, regulatory changes, delays in Facility closings, and broader economic factors.

Our token acquisition plan is subject to a variety of risks that may materially affect our ability to execute purchases, conversions, and strategic reallocations. The cryptocurrency market is inherently volatile, and BTC, HYPE, SOL, and SUI prices may fluctuate significantly due to shifts in investor sentiment, liquidity constraints, technological developments, and broader macroeconomic conditions. These fluctuations can impair our ability to acquire BTC, HYPE, SOL, and SUI tokens at favorable valuations or realize anticipated returns. In addition, the regulatory environment surrounding digital assets remains uncertain and continues to evolve. Actions by regulatory authorities, including the potential classification of certain tokens as securities by the SEC, could impose new compliance requirements, restrict trading activities, or limit access to specific markets, thereby increasing legal and operational costs and potentially delaying or preventing planned acquisitions. Our strategy also depends on timely access to capital through the Facility, any delays in closings or disruptions in funding availability may constrain our ability to act on market opportunities. Adverse macroeconomic developments, including inflationary pressures, interest rate changes, geopolitical instability, or tightening credit markets, may reduce investor appetite for digital assets and limit our financing options. If we are unable to access sufficient capital under the Facility or if token markets experience sustained downturns, we may be required to scale back acquisitions, delay conversions, or pivot to alternative assets. Such adjustments could negatively impact our growth trajectory, strategic objectives, and overall financial condition.

Our staking program is subject to operational, market, and regulatory risks

Our staking program is subject to a range of operational, market, and regulatory risks that may adversely affect its performance and contribution to our financial results. Staking reward rates are inherently variable and may fluctuate due to protocol-level adjustments, validator competition, network participation dynamics, and broader market conditions. As a result, actual returns from staking may differ materially from projections and may decline without notice. Staking also involves technical and procedural risks, including the possibility of slashing events. Slashing occurs when validators fail to comply with network rules or engage in behavior deemed malicious or negligent, potentially resulting in the partial or total forfeiture of staked assets. Such events could lead to direct financial losses and reputational harm. Additionally, network congestion, latency, or other performance issues may disrupt staking operations, delay reward distributions, or increase transaction costs.

Regulatory developments represent a further source of uncertainty. Jurisdictions globally are actively evaluating the legal and tax treatment of staking activities. Should staking rewards be classified as securities or become subject to new tax regimes, we may face increased compliance obligations, reporting requirements, or tax liabilities. These changes could materially reduce the net economic benefit of staking and may necessitate adjustments to our operational structure or strategic approach.

Collectively, these risks may result in reduced staking yields, loss of staked assets, increased costs, or diminished program viability, any of which could negatively impact our financial condition, operating results, and strategic flexibility.

Our hedging strategy may not fully offset losses in extreme market conditions

While we have a hedging strategy to mitigate against exposure to BTC, HYPE, SOL, and SUI, such strategies may not fully offset losses in extreme market scenarios including a rapidly deteriorating market. Our hedging strategy involve the use of derivatives like futures and options on regulated exchanges to establish protective puts or collars, targeting 20-30% coverage of holdings.

In periods of heightened volatility, illiquidity, or systemic disruption, the effectiveness of our hedging instruments may be compromised. Derivative markets for cryptocurrency remain relatively nascent and may lack the depth, transparency, or regulatory oversight found in traditional financial markets. As a result, we may encounter pricing inefficiencies, execution delays, or counterparty risks that diminish the protective value of our hedging positions.

In addition, hedging strategies are subject to basis risk, where the possibility that the performance of the hedge does not precisely correlate with the underlying asset. In the case of BTC, HYPE, SOL, and SUI, market idiosyncrasies, protocol-specific developments, or unexpected regulatory actions may cause divergence between the hedged exposure and the actual market movement, resulting in residual losses.

While our hedging strategy is intended to reduce exposure to adverse price movements, it cannot eliminate risk entirely. In extreme scenarios, including sharp market corrections, liquidity crises, or regulatory shocks, our hedging strategies may prove insufficient, leading to material losses that could adversely affect our financial condition, operating results, and strategic flexibility.

Our cryptocurrency reserve strategy exposes us to various risks, including risks associated with BTC, HYPE, SOL, and SUI.

Our cryptocurrency strategy exposes us to various risks, including the following:

BTC, HYPE, SOL, and SUI are a highly volatile asset. The trading price of BTC, HYPE, SOL, and SUI significantly decreased during prior periods, and such declines may occur again in the future.

BTC, HYPE, SOL, and SUI do not pay interest or dividends. BTC, HYPE, SOL, and SUI do not pay interest or other returns and we can only generate cash from our BTC, HYPE, SOL, and SUI holdings if we sell our BTC, HYPE, SOL, and SUI or implement strategies to create income streams or otherwise generate cash by using our BTC, HYPE, SOL, and SUI holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our BTC, HYPE, SOL, and SUI holdings, and any such strategies may subject us to additional risks.

Our BTC, HYPE, SOL, and SUI holdings will significantly impact our financial results and the market price of our listed securities. Our HYPE, SOL, and SUI holdings are expected to significantly affect our financial results and if we continue to increase our overall holdings of BTC, HYPE, SOL, and SUI in the future, they will have an even greater impact on our financial results and the market price of our listed securities.

Our assets are concentrated in BTC, HYPE, SOL, and SUI. The vast majority of our assets are concentrated in our BTC, HYPE, SOL, and SUI holdings. The concentration of our assets in HYPE, SOL, and SUI limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.

We purchase BTC, HYPE, SOL, and SUI using primarily proceeds from equity and debt financings. Our ability to achieve the objectives of our BTC, HYPE, SOL, and SUI strategy depends in significant part on our ability to obtain equity and debt financing. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our BTC, HYPE, SOL, and SUI strategy.

Our cryptocurrency reserve strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold BTC, HYPE, SOL, and SUI. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe BTC, HYPE, SOL, and SUI, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of BTC, HYPE, SOL, and SUI declined in recent periods during which the inflation rate increased. If BTC, HYPE, SOL, and SUI prices were to decrease or our BTC, HYPE, SOL, and SUI strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the BTC, HYPE, SOL, and SUI we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held BTC, HYPE, SOL, and SUI is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held BTC, HYPE, SOL, and SUI were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such BTC, HYPE, SOL, and SUI, or delaying or hindering our access to our BTC, HYPE, SOL, and SUI holdings, and this may ultimately result in the loss of the value related to some or all of such BTC, HYPE, SOL, and SUI, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of BTC, HYPE, SOL, and SUI. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our BTC, HYPE, SOL, and SUI, nor have such events adversely impacted our access to our BTC, HYPE, SOL, and SUI, they have, in the short-term, likely negatively impacted the adoption rate and use of BTC, HYPE, SOL, and SUI. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of BTC, HYPE, SOL, and SUI, limit the availability to us of financing collateralized by BTC, HYPE, SOL, and SUI, or create or expose additional counterparty risks. Changes in the accounting treatment of our BTC, HYPE, SOL, and SUI holdings could have significant accounting impacts, including increasing the volatility of our results.

We are exposed to risks related to BTC and the Bitcoin Blockchain

We are subject to risks associated with our holdings of BTC and our exposure to the Bitcoin blockchain. Although the Bitcoin network is widely regarded as decentralized, a significant portion of the total BTC supply is held by a small number of participants, including early adopters and large institutional holders. This concentration may, in certain market conditions, result in coordinated actions that could influence governance debates (such as proposed network upgrades), market liquidity, or token pricing, which could materially impact the value of our Bitcoin holdings, currently valued at approximately $8 million and representing 63% of our crypto asset treasury as of December 31, 2025.

In addition, the Bitcoin blockchain’s transaction processing capacity is limited by its underlying protocol and block size constraints. During periods of elevated network activity, transaction fees may increase significantly and confirmation times may be delayed, potentially impeding our ability to efficiently move or convert our BTC holdings. Network congestion or temporary outages may also disrupt services provided by third-party custodians or trading venues, adversely affecting our ability to manage or liquidate our positions as needed.

As the regulatory environment for digital assets continues to evolve, Bitcoin may be subject to increased scrutiny or new requirements by regulatory authorities in various jurisdictions. Any imposition of trading, conversion, or custody restrictions could negatively affect the liquidity of BTC and impair our ability to monetize or convert our holdings, which could materially and adversely impact our financial condition and results of operations.

We are exposed to risks related to HYPE and the Hyperliquid Blockchain

We are subject to risks associated with our holdings of HYPE tokens and exposure to the Hyperliquid blockchain. The Hyperliquid network presents potential centralization risks, as approximately 78% of the HYPE token supply is held by early stakeholders and members of the founding team. This concentration may enable coordinated actions that influence governance outcomes, token pricing, or protocol upgrades, which could materially impact the value of our HYPE holdings, currently valued at approximately $7.09 million and representing 58.8% of our digital asset treasury.

In addition, Hyperliquid’s decentralized exchange infrastructure relies on a high-speed order book architecture that remains largely untested under extreme market conditions. In the event of elevated trading volumes—such as those exceeding 570.5 million daily transactions—network congestion or outages may occur, potentially disrupting staking rewards (currently estimated at 2.25% to 2.37% annualized) and transaction processing. These disruptions could adversely affect our staked HYPE position, which comprises approximately 95% of our total HYPE holdings.

As a recently launched blockchain, Hyperliquid may be subject to evolving regulatory scrutiny, particularly with respect to its perpetual futures offerings. Any determination by regulatory authorities that HYPE constitutes a security, or any imposition of trading restrictions, could negatively affect the liquidity of HYPE and impair our ability to monetize or convert our holdings.

We are exposed to risks related to SOL and the Solana Blockchain

We are subject to risks associated with our holdings of SOL tokens and exposure to the Solana blockchain. Solana has experienced multiple network outages, including in September 2021 and January 2022, attributable to its high-throughput architecture. While recent upgrades such as Fire Dancer aim to improve reliability, any future downtime could interrupt staking operations and transaction processing, adversely affecting our SOL holdings, which total approximately $1.46 million, with 80% currently staked and earning annualized rewards of 5% to 7%.

In addition, the rapid expansion of decentralized applications (dApps) within the Solana ecosystem increases the likelihood of smart contract vulnerabilities, which could result in exploits or bugs affecting associated DeFi platforms. Such events may indirectly impair the value of our SOL holdings through ecosystem-wide disruptions.

Solana’s inflationary tokenomics—currently estimated at approximately 8% annually, with a declining trajectory—may contribute to long-term value dilution. This inflation could negatively impact the sustainability of our staking strategy and the broader stability of Solana’s market capitalization, currently estimated at approximately $110 billion.

We are exposed to risks related to SUI and the Sui Blockchain

We are subject to risks associated with our holdings of SUI tokens and exposure to the Sui blockchain. As a recently launched Layer 1 protocol that debuted in May 2023, Sui blockchain remains in early-stage development, and its Move-based architecture has yet to be proven at scale. Technical challenges or delays in protocol upgrades could impair transaction throughput and network reliability, adversely affecting our staking operations and the value of our SUI holdings, which total approximately $3.50 million, with 75% currently staked and earning annualized rewards of 2.1% to 5%.

The Sui ecosystem has also experienced security vulnerabilities, including the Cetus exploit in 2023. Future attacks or validator failures could result in slashing penalties or compromise staked assets, particularly given the network’s reliance on validator performance within a 10 billion token maximum supply framework.

In addition, Sui faces competitive pressure from more established Layer 1 blockchains such as Solana and Ethereum. Slower adoption or reduced developer and user engagement may negatively impact SUI demand, potentially eroding its market capitalization, currently estimated at approximately $11.45 billion, and diminishing the value of our treasury allocation.

BTC, HYPE, SOL, and SUI are highly volatile assets, and fluctuations in the price of BTC, HYPE, SOL, and SUI have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities.

BTC, HYPE, SOL, and SUI are highly volatile assets, and have demonstrated volatility over the past three years. BTC’s price declined from a high of over $68,000 in November 2021 to lows of around $16,000 by November 2022, before rebounding to above $40,000 in early 2024, representing substantial percentage swings within a relatively short period. BTC volatility remained high throughout 2024 and 2025, with BTC reaching new all-time highs above $120,000 in 2025 before experiencing sharp corrections of 20–30% within months. HYPE was launched in November 2024 at an initial price of $7.56 and rose sharply to a high of $57.30 by September 2025, representing a gain of over 650%. However, during early 2025, it experienced interim lows near $12.40. SOL declined to a low of $9.38 in December 2022 before surging to a peak of $294.87 in January 2022, demonstrating an increase of more than 3,000%, with annualized volatility exceeding 130% during this period. SUI, introduced in June 2023 at $0.94, fell to $0.37 by October 2023 before rebounding to $5.35 in January 2025, marking a gain of over 470% from its lowest point. These fluctuations were driven by macroeconomic conditions, token unlock events, speculative trading behavior, and liquidity constraints. Fluctuations in the price of BTC, HYPE, SOL, and SUI have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities.

Our financial results and the market price of our listed securities would be adversely affected, and our business and financial condition would be negatively impacted, if the price of BTC, HYPE, SOL, and SUI decreased substantially, including as a result of:

●	decreased user and investor confidence in cryptocurrency, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors; (ii) actual or expected significant dispositions of BTC, HYPE, SOL, and SUI by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection and the transfer and sale of BTC, HYPE, SOL, and SUI associated with significant hacks, seizures, or forfeitures; and (iii) actual or perceived manipulation of the spot or derivative markets for HYPE, SOL, and SUI or spot crypto exchange-traded products (“ETPs”);

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, BTC, HYPE, SOL, and SUI or the broader digital assets industry, for example, (i) public perception that cryptocurrency can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the BTC, HYPE, SOL, and SUI ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of BTC, HYPE, SOL, and SUI and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the cryptocurrency mining process;

●	changes in consumer preferences and the perceived value or prospects of BTC, HYPE, SOL, and SUI;

●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for BTC, HYPE, SOL, and SUI purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of BTC, HYPE, SOL, and SUI or adversely affect investor confidence in digital assets generally;

●	developments relating to the BTC, HYPE, SOL, and SUI protocol, including (i) changes to the BTC, HYPE, SOL, and SUI protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the BTC, HYPE, SOL, and SUI blockchain, changes to the maximum number of BTC, HYPE, SOL, and SUI outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the BTC, HYPE, SOL, and SUI protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the BTC, HYPE, SOL, and SUI protocol that introduce software bugs, security risks or other elements that adversely affect BTC, HYPE, SOL, and SUI;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for BTC, HYPE, SOL, and SUI, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in Binance discontinuing all fiat deposits and withdrawals in the U.S.;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of BTC, HYPE, SOL, and SUI, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the BTC, HYPE, SOL, and SUI blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, the adverse impacts attributable to the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the broadening of the Israel-Hamas conflict to other countries in the Middle East.

BTC, HYPE, SOL, and SUI and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

BTC, HYPE, SOL, and SUI and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of BTC, HYPE, SOL, and SUI or the ability of individuals or institutions such as us to own or transfer BTC, HYPE, SOL, and SUI.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of BTC, HYPE, SOL, and SUI or the ability of individuals or institutions such as us to own or transfer BTC, HYPE, SOL, and SUI. For example, within the past several years:

●	President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries;

●	the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like HYPE, SOL, and SUI;

●	in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets”; and

●	in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and BTC, HYPE, SOL, and SUI specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of BTC, HYPE, SOL, and SUI, as well as our ability to hold or transact in HYPE, SOL, and SUI, and in turn adversely affect the market price of our listed securities.

Moreover, the risks of engaging in a BTC, HYPE, SOL, and SUI strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of BTC, HYPE, SOL, and SUI in particular, may also impact the price of BTC, HYPE, SOL, and SUI and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of BTC, HYPE, SOL, and SUI may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to BTC, HYPE, SOL, and SUI, institutional demand for BTC, HYPE, SOL, and SUI as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for BTC, HYPE, SOL, and SUI as a store of value or means of payment, and the availability and popularity of alternatives to BTC, HYPE, SOL, and SUI. Even if growth in BTC, HYPE, SOL, and SUI adoption occurs in the near or medium-term, there is no assurance that BTC, HYPE, SOL, and SUI usage will continue to grow over the long-term.

Because BTC, HYPE, SOL, and SUI have no physical existence beyond the record of transactions on the blockchain, a variety of technical factors related to the blockchain could also impact the price of BTC, HYPE, SOL, and SUI. The liquidity of BTC, HYPE, SOL, and SUI may also be reduced and damage to the public perception of BTC, HYPE, SOL, and SUI may occur, if financial institutions were to deny or limit banking services to businesses that hold BTC, HYPE, SOL, and SUI, provide BTC, HYPE, SOL, and SUI-related services or accept HYPE, SOL, and SUI as payment, which could also decrease the price of BTC, HYPE, SOL, and SUI. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for bitcoin-related customers and service providers, or the willingness of traditional financial institution to participate in markets for digital assets. The liquidity of HYPE, SOL, and SUI may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for BTC, HYPE, SOL, and SUI and other digital assets.

Our BTC, HYPE, SOL, and SUI strategy subjects us to enhanced regulatory oversight.

As noted above, several spot BTC, HYPE, SOL, and SUI ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our BTC, HYPE, SOL, and SUI through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our BTC, HYPE, SOL, and SUI from bad actors that have used BTC, HYPE, SOL, and SUI to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in BTC, HYPE, SOL, and SUI by us may be restricted or prohibited.

We may incur indebtedness or enter into other financial instruments in the future that may be collateralized by our BTC, HYPE, SOL, and SUI holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our BTC, HYPE, SOL, and SUI holdings. These types of BTC, HYPE, SOL, and SUI-related transactions are the subject of enhanced regulatory oversight. These and any other BTC, HYPE, SOL, and SUI-related transactions we may enter into, beyond simply acquiring and holding BTC, HYPE, SOL, and SUI, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. While the financial and regulatory fallout from FTX’s collapse did not directly impact our business, financial condition or corporate assets, the FTX collapse may have increased regulatory focus on the digital assets industry. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting BTC, HYPE, SOL, and SUI, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in BTC, HYPE, SOL, and SUI.

Due to the unregulated nature and lack of transparency surrounding the operations of many BTC, HYPE, SOL, and SUI trading venues, BTC, HYPE, SOL, and SUI trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in BTC, HYPE, SOL, and SUI trading venues and adversely affect the value of our BTC, HYPE, SOL, and SUI.

BTC, HYPE, SOL, and SUI trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many BTC, HYPE, SOL, and SUI trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in BTC, HYPE, SOL, and SUI trading venues, including prominent exchanges that handle a significant volume of BTC, HYPE, SOL, and SUI trading and/or are subject to regulatory oversight, in the event one or more BTC, HYPE, SOL, and SUI trading venues cease or pause for a prolonged period the trading of BTC, HYPE, SOL, and SUI or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of BTC trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023 complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the BTC market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the BTC market than is commonly understood. Any actual or perceived wash trading in the BTC market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our BTC. Negative perception, a lack of stability in the broader cryptocurrency markets and the closure, temporary shutdown or operational disruption of BTC trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the BTC ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in BTC, HYPE, SOL, and SUI and the broader cryptocurrency ecosystem and greater volatility in the price of BTC. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of BTC and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of BTC and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. As the price of our listed securities is affected by the value of our BTC, HYPE, SOL, and SUI holdings, the failure of a major participant in the HYPE, SOL, and SUI ecosystem could have a material adverse effect on the market price of our listed securities.

The concentration of our BTC, HYPE, SOL, and SUI holdings enhances the risks inherent in our cryptocurrency strategy.

As of December 31, 2025, we held approximately 88 tokens of BTC, 182,167 tokens of HYPE, 6,831 tokens of SOL, and 2,865 tokens of SUI that were acquired at an aggregate purchase price of $17.12 million and we intend to purchase additional BTC, HYPE, SOL, and SUI and increase our overall holdings of BTC, HYPE, SOL, and SUI in the future. The concentration of our BTC, HYPE, SOL, and SUI holdings limits the risk mitigation that we could achieve if we were to purchase a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our BTC, HYPE, SOL, and SUI strategy. The price of BTC experienced a significant decline in 2022, and this had, and any future significant declines in the price of BTC, HYPE, SOL, and SUI would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of BTC, HYPE, SOL, and SUI and adversely affect our business.

As a result of our BTC, HYPE, SOL, and SUI strategy, our assets are concentrated in our BTC, HYPE, SOL, and SUI holdings. Accordingly, the emergence or growth of digital assets other than BTC, HYPE, SOL, and SUI may have a material adverse effect on our financial condition. As of December 31, 2025, BTC was the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network.

Other alternative digital assets that compete with BTC in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to BTC and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms. As of December 31, 2025, two of the eight largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, BTC and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of BTC to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We face risks relating to the custody of our BTC, HYPE, SOL, and SUI, including the loss or destruction of private keys required to access our BTC, HYPE, SOL, and SUI and cyberattacks or other data loss relating to our BTC, HYPE, SOL, and SUI.

We hold our BTC, HYPE, SOL, and SUI with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our BTC, HYPE, SOL, and SUI among our custodians, and our BTC, HYPE, SOL, and SUI holdings may be concentrated with a single custodian from time to time. In light of the significant amount of BTC, HYPE, SOL, and SUI we hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our BTC, HYPE, SOL, and SUI as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our BTC, HYPE, SOL, and SUI, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our BTC, HYPE, SOL, and SUI, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Our use of custodians exposes us to the risk that the BTC, HYPE, SOL, and SUI our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such BTC, HYPE, SOL, and SUI. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our BTC, HYPE, SOL, and SUI.

Regulatory change reclassifying cryptocurrency as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of cryptocurrency and the market price of our listed securities.

Our assets are concentrated in our BTC, HYPE, SOL, and SUI holdings. A contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our BTC, HYPE, SOL, and SUI strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business.

In addition, if BTC, HYPE, SOL, and SUI are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of BTC, HYPE, SOL, and SUI and in turn adversely affect the market price of our listed securities.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our Treasury Reserve Policy or our BTC, HYPE, SOL, and SUI strategy, our use of leverage, the manner in which our BTC, HYPE, SOL, and SUI is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Treasury Reserve Policy would require the approval of our board of directors, no shareholder or regulatory approval would be necessary. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our BTC, HYPE, SOL, and SUI holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding BTC, HYPE, SOL, and SUI.

Our BTC, HYPE, SOL, and SUI strategy exposes us to risk of non-performance by counterparties.

Our BTC, HYPE, SOL, and SUI strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of BTC, HYPE, SOL, and SUI, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our BTC, HYPE, SOL, and SUI is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our HYPE, SOL, and SUI, nor have such events adversely impacted our access to our HYPE, SOL, and SUI, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While all of our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held BTC, HYPE, SOL, and SUI will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our BTC, HYPE, SOL, and SUI holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our BTC, HYPE, SOL, and SUI, could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

In June 2015, Lion Financial Group Limited (previously known as BC Financial Holdings Limited) was incorporated under the laws of the British Virgin Islands, as a holding company of our businesses.

In May 2016, Lion International Securities Group Limited, Lion Futures Limited, Lion Capital Management Limited, BC Wealth Management Limited and Lion Foreign Exchange Limited in Hong Kong, were incorporated, to engage in securities and futures brokerage business, asset management business and forex trading business, respectively. Lion International Securities Group Limited and Lion Futures Limited were dissolved in December 2025.

In October 2014, BC Wealth Management Limited was incorporated in Hong Kong, through which we started to carry out our insurance brokerage business. It was sold to a third party in June 2024.

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

In December 2019, Lion Capital Management Limited was changed name to Lion Asset Management Limited. It was sold to a third party in June 2024.

In June 2020, we restructured pursuant to the Business Combination Agreement, by which Lion Group Holding Ltd. became our parent company and listed on Nasdaq.

In January 2021, the Proficient Alpha Acquisition Corp. was renamed to Lion Group North America Corp.

In April 2021, Lion Financial Group Limited acquired Lion Fintech Group Limited from Jian Wang. Lion Fintech Group Limited was incorporated under the laws of British Virgin Islands in February 2017, as a holding company of Royal Lion Investment Limited, a Cayman Islands company, in which we hold 70% voting rights of the shareholders. Royal Lion Middle East DMCC is a wholly-owned subsidiary of Royal Lion Investment Limited. As of the report date, both Royal Lion Investment Limited and Royal Lion Middle East DMCC are dormant. In June 2024, we disposed of 100% interest in Lion Fintech Group Limited, 70% interest in Royal Lion Investment Limited and 70% interest in Royal Lion Middle East DMCC.

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

In May 2021, Lion Group (Hangzhou) Investment Limited was incorporated under the laws of PRC as a wholly owned subsidiary of Lion Wealth Limited, as a holding company of our investments in PRC. On September 28, 2023, LWL entered into a Share Transfer Agreement with a third party, pursuant to which LWL sold its 100% ownership in Lion Group (Hangzhou).

In October 2021, Lion Metaverse Limited was incorporated under the laws of British Virgin Islands in which we hold 50% equity interest.

In December 2021, Lion Multi-Series Fund SPC was incorporated under the laws of Cayman Islands as a wholly owned subsidiary of Lion Wealth Management Limited. It was disposed of in July 2024.

In February 2022, Lion Silver Capital Limited was incorporated under the laws of British Virgin Islands in which we hold 51% equity interest. It was disposed of in July 2024.

In November 2025, Lion Global Markets Trading Limited was incorporated under the laws of Cayman Islands as a wholly owned subsidiary of Lion Wealth Management Limited.

In June 2024, the Group sold its 100% interest in BC Wealth Management Limited (“BCWM”) to a third party, at a consideration of approximately $70,000 (HKD 550,000). In June 2024, the Group also sold its 51% interest in Lion Asset Management Limited (“LAML”) to another third party, at a consideration of approximately $140,000 (HKD 1,100,000). In December 2025, the Group sold Lion Futures Limited and Lion International Securities Group Limited for an aggregated consideration of $77 (HKD 600).

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

Corporate Information

Our principal executive office is 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C. The phone number is +65 8877 3871. Our website is https://ir.liongrouphl.com/.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.liongrouphl.com/ The information contained on our website is not a part of this annual report.

B.	Business Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, and (iii)  Over-The-Counter (“OTC”) stock options trading business. In June 2024, the Group disposed of its insurance brokerage services. In 2025, the Group exited from its futures and securities brokerage services in Hong Kong markets. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States).

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

Our financial performance improved from 2024 to 2025, as our revenue increased from a loss of US$4.9 million to an income of US$9.4 million, respectively. We had a loss before income taxes of US$5.0 million in 2025 as compared to a loss before income taxes of US$27.6 million in 2024.

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

Execute our strategic treasury reserve business plan.

In June 2025, the Company launched a strategic treasury reserve business plan focused on acquiring and holding digital assets, primarily Bitcoin (BTC), Hyperliquid (HYPE), Solana (SOL), and Sui (SUI). These assets are safeguarded and staked with BitGo Trust Company under a dedicated custody agreement. Funding for acquisitions comes mainly from proceeds of a $24.4 million convertible debenture facility, with at least 75% allocated to digital assets and the remainder for general corporate purposes. Over the next twelve months, we plan to continue opportunistic and phased purchases of BTC, HYPE, SOL, and SUI, ultimately consolidating our reserve into HYPE as our anchor asset. All purchases are made with institutional-grade custody and are subject to market conditions, facility drawdowns, and compliance with ongoing covenants.

Our Business Lines

Our business lines include our (i) TRS trading business, (ii) CFD trading services, and (iii) Over-The-Counter (“OTC”) stock options trading business. In June 2024, the Group disposed of its insurance brokerage services. In 2025, the Group exited from its futures and securities brokerage services in Hong Kong markets. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android and PC platforms. See “Our Technology.” Our relevant subsidiaries possess a full securities investment business license in the Cayman Islands as relevant to acting as a broker dealer and market maker and various types of licenses to conduct our business in Hong Kong. See “Licenses”.

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

The diagram below illustrates the order execution process for our CFD trading business:

We facilitate a client’s CFD trading in three different ways.

1.	If the trade of a client can be used to naturally hedge against and offset the trades of another client, we will act as a market maker to offer liquidity and pricing for both clients. This type of transactions allows us to generate predictable revenues from commissions (other than forex transactions, for which we typically do not charge any commissions) without assuming any risks caused by market fluctuations We expect to have more frequent naturally hedged trades in the future as our user base grows and the number of transactions transacted over our platform increases.

2.	When an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives us the potential to generate significant revenues from trading profit if the market develops in favor of our position. Although we would assume risks caused by market fluctuations, our risk management system constantly monitors the market and limits our risk exposure. See “ Risk Management — Business Model Risk — Market Risk.” More than half of our CFD trades in 2024 were of this type.

3.	When an offsetting transaction from another client is not available, we may also act as a broker in arranging trades between the client and third-party market makers. We maintain cooperative relationships with established market makers and exchange’s clearing members, including international wholesale forex trading partners, which give us access to a pool of potential liquidity and ensure that we are able to execute our clients’ desired trades at competitive rates while hedging our net positions and limiting our exposure. This type of transaction allows us to transfer the risks associated with riskier trades to established market makers that have greater risk tolerance, although we would incur additional costs charged by our cooperative market makers.

We generate CFD trading revenue from (i) commissions, (ii) bid/offer spreads, (iii) trading profit and (iv) difference in interest rates.

i.	We charge commissions for all CFD transactions, except for forex transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients. For instance, our commission rates for stock indices, such as the Dow Jones Industrial Average and the Hang Seng Index, range from US$2.25 to US$50 per lot, while our commission rates for commodities, such as gold, soy beans and crude oil, range from US$3 to US$50 per lot.

ii.	We mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii.	We act as a trading principal in certain derivative transactions by taking the position opposite to our clients. In such cases, we are exposed to changes in the value of the underlying product, and the clients’ losses are our gain.

iv.	We automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Our total CFD products trading volume in the years ended December 31, 2023, 2024 and 2025 was 703,764 lots, 23,098 lots and 2 lots respectively. As of December 31, 2025, we had one CFD trading client, which was a retail investor.

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

We serve as a broker in clients’ TRS trades and the trades are executed over the counter. We recognized the receivables arising from the TRS trading service in an amount generally equal to the market value of the shares in the line item of “Receivables from broker-dealers and clearing organizations”. On the liabilities side, net loans borrowed from TRS counterparties are included in the line item of “payables to broker-dealers and clearing organizations”, and clients’ margin deposits and holding gains and losses on the underlying stock are included in the line item of “Payables to customers”.

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

Below is a diagram illustrating the Company’s TRS trading business:

Our TRS trading volume in the years ended December 31, 2023, 2024 and 2025 was US$580 million, US$128 million, and US$ 17.5 million respectively. As of December 31, 2024 and 2025, we had 316 and 317 TRS trading clients, respectively all of which were retail investors.

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

The nominal value of OTC stock call options sold for the years ended December 31, 2023, 2024, and 2025 was $181.5 million, $2,388.4 million, and $2.9 million respectively. As of December 31, 2024 and 2025, we had 317 and 317 OTC stock option trading clients, respectively all of which were retail investors.

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

Towards the end of December 2024, we decided to initiate our exit from the futures brokerage business. In 2025, we returned the HKSFC Type 2 License for Dealing in Futures Contracts and HKSFC Type 5 License for Advising on Futures Contracts to HKSFC and completely exited from the futures brokerage services in Hong Kong markets.

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

Our securities brokerage service is primarily used by Chinese clients in Greater China and Southeast Asia, although it is available for users all over the world. As of December 31, 2023, there were 98 securities trading accounts opened on our platform, most of which were retail investors. In the second half of 2024, we returned to HKSFC the Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management possessed by Lion International Securities Group Limited and completed our exit from the securities brokerage services in Hong Kong markets

Insurance Brokerage Services

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

User Interface

Mobile Apps

As of December 31, 2025, we had five mobile apps, including “Lion Brokers”, “MetaTrader”, “Lion International Transactions App 狮子国际交易宝” and “易星 Estar”, that allowed our users with different preferences to trade stocks, futures and CFDs in an efficient, secure, reliable and user-friendly manner. The table below sets forth our various apps and their respective products or service offerings and operating entities.

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

Recent Development of our Cryptocurrency Strategy

On June 18, 2025, the Company announced its launch of a layer-1s treasury strategy, anchored by Bitcoin (BTC), Hyperliquid (HYPE), Solana (SOL) and Sui (SUI).

Bitcoin (BTC), the first decentralized digital currency, was launched on January 3, 2009, when Satoshi Nakamoto mined the genesis block, introducing a peer-to-peer electronic cash system built on blockchain technology. BTC’s supply is strictly capped at 21 million coins, with approximately 19.9–20 million in circulation by 2025, following block reward halvings that reinforce its engineered scarcity. Unlike tokens with centralized governance or treasury management, BTC operates without a central authority, and network upgrades and changes are implemented through broad consensus among miners, node operators, developers, and users via the Bitcoin Improvement Proposal (BIP) process. As of 2025, Bitcoin’s market capitalization ranged between $1.35 trillion and $1.82 trillion, with daily spot trading volumes typically in the $30–40 billion range and overall volumes (including derivatives) often exceeding $90 billion per day. Bitcoin features a transparent, predictable issuance schedule, fixed supply, and decentralized governance, which together have supported its adoption as a strategic reserve asset by both public and private institutions.

Hyperliquid (HYPE), the native token of the Hyperliquid blockchain, was launched in November 2024, followed by the blockchain’s official launch in December 2024. The token began with a significant airdrop distributing 30% of its total supply to early users, followed by ongoing incentives to foster community engagement. The token has experienced rapid growth, driven by its role in a high-speed decentralized exchange (DEX). HYPE powers the Hyperliquid perpetual futures DEX, enabling low-cost, high-leverage trading with a fully on chain order book. Fees generated are reinvested into buybacks and liquidity incentives, supporting token value and ecosystem growth. It serves as a governance and utility token within the Hyperliquid ecosystem. As of May 27, 2025, HYPE has a market cap of approximately $12.73 billion. HYPE has a circulating supply of approximately 333.92 million tokens. It does not have a fixed maximum supply, with 70% of total supply allocated is for user incentives post-airdrop. HYPE has an average trading volume of around $570.5 million daily, with peaks exceeding this amount. Hyperliquid is governed by a community-driven model with tokenholder influence through fee reinvestment and buyback-and-burn mechanisms, though concerns about centralization (e.g., 78% stake control) have been noted. Hyperliquid’s specific governance details remain evolving and community-focused.

Solana (SOL) is the native token of the Solana blockchain, the token was launched with the Solana blockchain in March 2020. The token gained prominence during the 2021 bull run with a 17,101% increase, stabilizing as a top-tier cryptocurrency. Its lifecycle includes ongoing development with upgrades like the Fire Dancer validator client to enhance scalability. SOL facilitates transaction fees and staking on the Solana network, known for high throughput (up to 65,000 transactions per second) and low costs. It supports a broad ecosystem of decentralized applications (dApps), including DeFi and NFT platforms, and serves as a governance token for network decisions. As of recent estimates, SOL has a market cap of approximately $110 billion, fluctuating upon market conditions. SOL has a circulating supply of approximately 466 million tokens. It does not have a fixed maximum supply, with new tokens being minted through inflation (currently at around 8% annually, but decreasing over time). SOL has an average trading volume of around $2.5 billion daily, subject to market activity. Solana uses a delegated proof-of-stake (DPoS) model where validators and stakers influence network upgrades and parameters, with governance evolving through community proposals and validator voting.

Sui (SUI) is the native token of the Sui blockchain, the token was launched with the Sui blockchain in May 2023. The token was developed from Meta’s Diem project, and has grown steadily since, with resilience shown post-Cetus exploit, supported by institutional interest and ecosystem expansion. SUI powers transactions, staking, and governance on the Sui network, which leverages the Move programming language for secure smart contracts. It supports DeFi, gaming, and data storage applications, with a focus on high throughput and low latency, aiming to compete with established Layer 1 blockchains. As of May 27, 2025, SUI has a market cap of approximately$11.45 billion. SUI has a circulating supply of approximately 3.34 billion tokens. It has a fixed maximum supply of 10 billion tokens, with a gradual release schedule. SUI has an average trading volume of around $846 million daily, subject to market activity. Sui employs a DPoS system with validator nodes elected by stakers, supplemented by a top-down approach with grants and partnerships to drive ecosystem growth, balancing community and institutional input.

The Company has partnered with BitGo Trust Company, Inc. (“BitGo”) to safeguard and stake the Company’s assets. BitGo is chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and regulated by the South Dakota Division of Banking. On June 20, 2025, The Company (as Pledgor) entered into an Account Control Agreement (the “Custody Agreement”) with BitGo (as the Custodian), BitGo Prime LLC (as the Delegate) and the Selling Securityholder (as the Secured Party).

In addition, BitGo provides custodial services to the Company for our BTC, HYPE, SOL, and SUI holdings, where the Company’s digital assets are held in the custodial account that is maintained solely in the Company’s name and treated as a “securities account” under Article 8 of the UCC, that is segregated from BitGo’s own property and BitGo’s other clients’ assets. Fiat currency, if any, is held in omnibus accounts for customer benefit. Access to the Company’s custodial account is restricted to authorized Company personnel (via UI for instructions) and BitGo or the Delegate employees for operational purposes. Subcontractors of BitGo may assist but are bound by confidentiality, with no unauthorized access permitted without consent or legal mandate. BitGo verifies asset existence through blockchain monitoring and quarterly account statements via the UI, with a 45-day objection period. We may request from BitGo for confirmations regarding audits or regulatory compliance. Pursuant to the Custody Agreement, BitGo maintains commercially reasonable insurance for fully custodial assets where BitGo controls keys (including the Company’s token holdings), with insurance covering theft, employee dishonesty, or physical damage, though not market losses, client errors, or force majeure.

As of the date of this annual report, the Company held digital assets consisting of approximately 88 tokens of BTC, 194,727 tokens of HYPE, 11,002 tokens of SOL, 2,865 tokens of SUI, 21 tokens of BNB and USDT of $1,035,276 that were acquired at an aggregate purchase price of $17.62 million. The primary source of capital for our acquisitions of digital assets is the net proceeds from the convertible debenture facility entered into with Selling Securityholder pursuant to the Purchase Agreement. The Facility provides for the issuance of the June 2025 Convertible Debenture, with flexible drawdowns to support our treasury initiative.

Our Clients and Users

Our Trading Platform

Our clients are mostly well-educated and affluent Chinese investors living in or outside the PRC. These individuals are usually sophisticated investors with relatively high risk tolerance.

We have experienced significant growth in the number of clients in the past few years. Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 2,172 as of December 31, 2025. As of December 31, 2025, we had 2,172 active revenue-generating accounts in total, including 1,538 accounts for CFD trading, 317 accounts for TRS trading, and 317 accounts for OTC options trading.

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

Intellectual Property

We rely on a combination of trademarks, software copyrights and trade secrets, as well as confidentiality procedures and contractual provisions with our employees and others, to protect our intellectual properties. As of December 31, 2025, we had obtained one trademark in Singapore and one in Hong Kong, and acquired 11 copyrights related to our trading software programs. Our intellectual properties are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from the competitors in the market. As our brand name becomes increasingly recognized among the general public, we will further enhance the protection of our intellectual properties.

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

Employees

We had a total of 10 employees in Hong Kong and Singapore as of December 31, 2025. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

Facilities

Our headquarters are located in Singapore, where we leased one principal executive office. We also have offices in Hong Kong and the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2025, our leased office space was 2,589 square feet in aggregate, including 1,753 square feet in Hong Kong, 800 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Licenses

We must obtain various licenses to conduct our business. The table below sets forth the licenses we possess as of December 31, 2025.

Jurisdiction	License Type	Entity Name
Cayman Islands	CIMA Full Securities Investment Business License(1) (as relevant to broker dealer and market maker)	Lion Brokers Limited

(1)	Only includes regulatory permissions to act as a “broker dealer” and “market maker”.

Compliance

We operate in highly-regulated industries and must comply with all applicable regulatory requirements in the jurisdictions in which we operate. We (in particular Lion Brokers Limited) are regulated by the CIMA in the Cayman Islands. We (in particular Lion Brokers Limited) must submit annual audit reports to the CIMA and HKSFC and are subject to their periodic inspections. We have not been subject to any other administrative penalty or fine that, individually or in the aggregate, in the opinion of our management, would be reasonably expected to have a material adverse effect on our results of operations or financial condition. In June 2024, BC Wealth Management Limited and Lion Asset Management Limited were sold to third parties. As a result, we are no longer regulated by the Hong Kong Insurance Authority and Hong Kong Customs and Excise Department in Hong Kong.

In late 2024, we returned Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management to HKSFC; in 2025, we returned Type 2 License for Dealing in Futures Contracts and Type 5 License for Advising on Futures Contracts to HKSFC. As a result, we are no longer regulated by HKSFC.

In 2025, we cancelled the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore (“MAS”). As a result, we are no longer regulated by MAS.

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

Our headquarters are located in Singapore. We also maintained offices in Hong Kong, where we leased one office and one technology support office. We also have offices in the Cayman Islands. All of our offices are leased from independent third parties. As of December 31, 2025, our leased office space was 2,589 square feet in aggregate, including 1,753 square feet in Hong Kong, 800 square feet in Singapore and 36 square feet in the Cayman Islands. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, and (iii)  Over-The-Counter (“OTC”) stock options trading business. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States).

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

Our financial performance is prone to changing global market conditions, especially the fluctuation and volatility of trading activities on major exchanges worldwide. Since the first half of 2020, global market reacted to a series of unpredictability such as COVID-19, oil price, and heightened trade and geopolitical tensions with fluctuation and volatility, repeatedly triggering market wide circuit breaker. Recently, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the Israel-Iran war have resulted in major economic shocks worldwide and substantial volatility across global financial markets. These and other economic factors could materially and adversely affect demand for our products and services.

Number of users and transaction volumes

We historically derive our revenue mainly from commissions, bid/offer spreads, trading profit and difference in interest rates for transactions on our platform. Generally speaking, the larger the number of transactions carried out on our platform, and the larger the size of those transactions, the greater will be our revenue. We generated a substantial portion of our revenue from a small number of key clients and revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. Our total revenue-generating client accounts decreased from 2,443 as of December 31, 2023 to 2,380 as of December 31, 2024, and further to 2,172 as of December 31, 2025, due to the decline in policy renewal clients in insurance business and CFD trading customers, and cessation of futures and securities brokerage business.

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

Regulatory environment and compliance

We operate in highly regulated industries across multiple jurisdictions, especially in the Cayman Islands and Hong Kong. If any of the relevant regulatory authorities, such as the Cayman Islands Monetary Authority (CIMA), the Hong Kong Securities and Futures Commission (HKSFC), and Monetary Authority of Singapore (MAS), introduce new regulations or impose greater restrictions on us, we may incur additional compliance costs. From 2024 to 2025, the Group returned its various trading licenses to HKSFC and MAS. As of December 31, 2025, the Group is subject to the regulations of CIMA solely. Certain changes could further cause us to change our business model or transactional processes to comply with these new requirements. We may also be subject to new taxes or cumbersome reporting obligations, which will bring heavier financial burden to us. If we fail to comply with any of the applicable regulations, we may be subject to monetary penalties, which would also affect our results of operations. Further, if we expand into new markets such as Southeast Asia, our operations in those markets will be subject to local regulations which could also prove burdensome. In addition, governmental policies and regulatory environment such as any capital control measures that impose restrictions on cross-border transfer also affect our business and results of operations.

Key Components of Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

Revenues (Losses)

Our revenues consist of commissions, trading gains (losses), interest income, interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Years ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

Commissions	2,583	0.0	1,239,621	(25.3)	7,023,813	33.2
Trading gains/(losses)	785,370	8.4	(32,526,874)	668.4	10,479,504	49.8
Interest income	173,414	1.8	692,963	(14.2)	2,424,676	11.5
Staking reward from digital assets	45,294	0.5	-	-	-	-
Other income	8,383,990	89.3	25,728,209	(528.9)	1,163,251	5.5
Total	9,390,651	100.0	(4,866,081)	100.0	21,091,244	100.0

Commissions

We earn commissions from our (i) insurance brokerage services, (ii) securities and futures brokerage services (including commissions from TRS trading services) and (iii) CFD trading services when we act as market maker. We received commissions from the insurance companies based on a percentage of the premium paid by insurance purchasers. In June 2024, the Group disposed of its insurance brokerage services. In 2025, the Group exited from its futures and securities brokerage services in Hong Kong markets. Unlike commissions from insurance brokerage services, we charge securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services we offer, eligibility for discounts and other factors. See “Business — Our Business Lines”.

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

	Years ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

CFD trading (losses)/gains	(11)	0.0	396,765	(1.2)	16,204,480	154.6
TRS trading gains/(losses)	770,878	98.1	(672,460)	2.1	(5,076,247)	(48.4)
OTC stock option trading gains/(losses)	8,277	1.1	(32,259,164)	99.2	(798,725)	(7.6)
Other trading gains	6,226	0.8	7,985	(0.1)	149,996	1.4
Total	785,370	100.0	(32,526,874)	100.0	10,479,504	100.0

Interest income

Interest income primarily consists of interest income earned on loans provided to TRS trading customers, interests earned on short-term loans we extend to unrelated third parties and bank deposit, and also include interest rate difference between currency pairs we hold resulting from rolling over foreign exchange positions from CFD trading services.

Other income

Other income primarily includes gain from extinguishment of liabilities order processing charges, foreign currency exchange gain, and dividend income etc.

Our revenues are generated from our main business lines, TRS trading business, CFD trading services, OTC stock option trading, futures and securities brokerage services and others. In 2025, the Group completely exited from its futures and securities brokerage services in Hong Kong markets. The following table sets forth the breakdown of our revenues by business lines in amounts and as percentages of total revenues for the periods indicated.

	Years ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

CFD trading services	321	0.0	521,860	(10.7)	19,326,140	91.6
TRS trading services	923,482	9.8	9,140	(0.1)	(2,342,395)	(11.1)
OTC stock options trading	8,089,636	86.2	(7,978,722)	164.0	(798,725)	(3.6)
Futures and securities brokerage services	-	-	653,340	(13.5)	2,570,495	12.1
Others	377,212	4.0	1,928,301	(39.7)	2,335,729	11.0
Total	9,390,651	100.0	(4,866,081)	100.0	21,091,244	100.0

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

OTC stock options trading service

We serve as the counterparty to our customers in OTC stock call options transactions, and we may purchase the same call options back-to-back from the third party option issuers for offsetting. OTC stock options trading income (loss) consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers. In addition, it also included the gain from extinguishment of liabilities due to certain customers of OTC stock options service for the years ended December 31, 2025 and 2024.

Others

Others include the staking reward from digital assets, revenue generated from insurance brokerage services, payment service charges, foreign currency exchange gain and interests earned on short-term loans we extend to unrelated third parties and bank deposit etc.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Year ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
Commission and fees expenses	1,938	0.0	955,819	(19.6)	3,418,398	16.2
Custodian and other fees for digital assets	196,211	2.1	-	-	-	-
Compensation expenses	1,659,252	17.7	3,264,093	(67.0)	4,099,852	19.4
Communication and technology expenses	1,548,701	16.5	3,390,517	(69.6)	3,059,462	14.5
General and administrative expenses	603,217	6.4	878,494	(18.0)	1,432,148	6.7
Professional fees	1,794,262	19.1	4,451,834	(91.7)	3,407,365	16.1
Services fees	578,037	6.2	1,888,700	(38.8)	2,352,832	11.1
Research and development	-	-	-	-	7,115	-
Interest expense	2,130,850	22.7	821,932	(16.8)	2,413,102	11.4
Occupancy expenses	154,836	1.6	747,750	(15.3)	870,254	4.5
Marketing	77,834	0.8	3,598,849	(73.9)	4,196,795	19.8
Depreciation	2,391,204	25.5	2,435,712	(50.4)	1,795,011	8.5
Change in fair value of digital assets	3,118,099	33.2	-	-	-	-
Investment loss on digital assets	312,659	3.3	-	-	-	-
Change in fair value of warrant liabilities	(123,188)	(1.3)	13,501	(0.2)	(565,313)	(2.6)
Other expenses	(85,987)	(0.9)	240,378	(4.9)	430,214	2.0
Total	14,357,925	152.9	22,687,579	(466.2)	26,917,235	127.6

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

Depreciation

Our depreciation primarily consists of the depreciation of copyrighted trading software programs and other miscellaneous depreciation of office furniture and computers.

Marketing expenses

Our marketing expenses mainly consist of expenses spent in branding, and promoting our business.

Change in fair value of digital assets

Change in fair value of digital assets represents mark-to-market fair value adjustments to the digital assets on hand. For the year ended December 31, 2025, we had digital assets, including USDT, BTC, HYPE, SOL and SUI.

Investment loss on digital assets

Investment loss on digital assets represents loss incurred on USDT futures in which we use USDT as margin and settlement.

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

Results of Operations for the Years Ended December 31, 2025, 2024, and 2023

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

	Years ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
Revenues
CFD trading services	321	0.0	521,860	(10.7)	19,326,140	91.6
TRS trading services	923,482	9.8	9,140	(0.1)	(2,342,395)	(11.1)
OTC stock options trading	8,089,636	86.2	(7,978,722)	164.0	(798,725)	(3.6)
Futures and securities brokerage services	-	-	653,340	(13.5)	2,570,495	12.1
Others	377,212	4.0	1,928,301	(39.7)	2,335,729	11.0
Total revenues	9,390,651	100.0	(4,866,081)	100.0	21,091,244	100.0

Expenses
Commission and fees expenses	(1,938)	(0.0)	(955,819)	19.6	(3,418,398)	(16.2)
Custodian and other fees for digital assets	(196,211)	(2.1)	-	-	-	-
Compensation expenses	(1,659,252)	(17.7)	(3,264,093)	67.0	(4,099,852)	(19.4)
Communication and technology expenses	(1,548,701)	(16.5)	(3,390,517)	69.6	(3,059,462)	(14.5)
General and administrative expenses	(603,217)	(6.4)	(878,494)	18.0	(1,432,148)	(6.7)
Professional fees	(1,794,262)	(19.1)	(4,451,834)	91.7	(3,407,365)	(16.1)
Service fees	(578,037)	(6.2)	(1,888,700)	38.8	(2,352,832)	(11.1)
Research and development	-	-	-	-	(7,115)	-
Interest expenses	(2,130,850)	(22.7)	(821,932)	16.8	(2,413,102)	(11.4)
Occupancy expenses	(154,836)	(1.6)	(747,750)	15.3	(870,254)	(4.5)
Marketing	(77,834)	(0.8)	(3,598,849)	73.9	(4,196,795)	(19.8)
Depreciation	(2,391,204)	(25.5)	(2,435,712)	50.4	(1,795,011)	(8.5)
Change in fair value of digital assets	(3,118,099)	(33.2)	-	-	-	-
Investment loss on digital assets	(312,659)	(3.3)	-	-	-	-
Change in fair value of warrant liabilities	123,188	1.3	(13,501)	0.2	565,313	2.6
Other expenses	85,987	0.9	(240,378)	4.9	(430,214)	(2.0)
Total expenses	(14,357,925)	(152.9)	(22,687,579)	466.2	(26,917,235)	(127.6)
(Loss)/income before income taxes	(4,967,274)	(52.9)	(27,553,660)	566.2	(5,825,991)	(27.6)
Income tax expenses	(1,002)	(0.0)	(1,245)	0.0	(1,058)	(0.0)
Net loss	(4,968,276)	(52.9)	(27,554,905)	566.2	(5,827,049)	(27.6)
Non-controlling interests
Net (loss) attributable to non-controlling interests	(11,541)	(0.1)	(105,409)	2.2	(568,041)	(2.7)
Net loss attributable to LGHL	(4,956,735)	(52.8)	(27,449,496)	564.0	(5,259,008)	(24.9)

Year ended December 31, 2025 Compared to Year ended December 31, 2024

Revenues

Our total revenues changed from a loss of US$(4.9)million for the year ended December 31, 2024 to an income of US$9.4 million for the year ended December 31, 2025, primarily due to the change of US$33.3 million from the trading losses to trading income in OTC Stock Options trading services and decrease of US$ 17.3 million in other income.

Our total revenue-generating client accounts decreased from 2,380 as of December 31, 2024 to 2,172 as of December 31, 2025. The decrease in 2025 was primarily due to the cessation of futures brokerage business. As of December 31, 2025, the total 2,172 active revenue-generating accounts included 1,538 accounts for CFD trading, 317 accounts for TRS trading and 317 accounts for OTC stock options trading. As of December 31, 2024, the total 2,380 active revenue-generating accounts included 202 accounts for futures trading, 1,545 accounts for CFD trading, 316 accounts for TRS trading and 317 accounts for OTC stock options trading.

CFD Trading Services Income. Historically, we derived a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated high volatility historically. Revenue generated from CFD trading services decreased by US$0.5 million from US$0.5 million for the year ended December 31, 2024 to US$321 for the year ended December 31, 2025. The decrease in CFD trading activities from key clients was primarily because we have shifted focus to TRS trading in 2025.

TRS Trading Services Income. Revenue generated from TRS trading services increased by US$0.9 million from US$9,140 for the year ended December 31, 2024 to US$0.9 million in the same period of 2025, due to the trading income from our proprietary TRS trading activities as a result of a remarkable comeback in China’s stock markets during the year ended December 31, 2025.

OTC Stock Options Trading Loss. OTC stock options income (loss) consisting of the changes in fair value of the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers, changed from a loss of US$8.0 million in 2024 to an income of US$8.1 million in 2025. The trading loss from OTC stock options was primarily cause by high market volatility in July and August 2024. For the year ended December 31, 2025, OTC stock options trading income primarily consisted a gain of US$8.1 million from extinguishment of liabilities as a result of Debt to Equity Agreements under which additional shares were issued to further settle payables owed to certain customer. For the year ended December 31, 2024, OTC stock options trading loss consisted of a US$32.3 million decline in fair value of the call options sold to customers, partially offset by a gain of US$24.3 million from extinguishment of liabilities as a result of Debt to Equity Agreements under which shares were issued to settle payables owed to customer creditors. The nominal value of OTC stock call options sold decreased from US$2,388 million in 2024 to US$2.9 million in 2025.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services decreased from US$0.7 million in 2024 to nil in 2025. Futures brokerage trading volume in the number of executed futures contracts decreased from 246,159 lots in 2024 to nil in 2025. The decrease was a result of the Group’s completely existing from the brokerage service in Hong Kong markets, the businesses conducted under Hong Kong SFC’s licenses, since these businesses did not generate profits in the past few years.

Others. Other income decreased by US$1.5 million from US$1.9 million in 2024, to US$0.4 million in 2025. The decrease in other income was primarily attributed to the decrease in payment service charge and decrease in insurance brokerage commission as the Group disposed of its insurance brokerage services in June 2024.

Expenses

Our total expenses decreased by US$8.3 million, or 36.6% from US$22.7 million for the year ended December 31, 2024 to US$14.4 million for the year ended December 31, 2025, which was primarily due to a decrease in commission expenses, compensation and service fees, communication and technology expenses, professional expenses, service fees and marketing expenses, partially offset by a decrease in fair value in digital assets.

Commission and Fees Expenses. Our commission expenses decreased by US$1.0 million from US$1.0 million in 2024 to US$1,938 in 2025 which was in line with a decrease in commission and service fees from US$1.2 million in 2024 to $2,583 in 2025.

Compensation Expenses. Our compensation expenses decreased by US$1.6 million, or 49.2% from US$3.3 million in 2024 to US$1.7 million in 2025, which was primarily due to the decrease in the headcount resulting from the disposal of subsidiaries.

Communication and Technology Expenses. Our communication and technology expenses decreased by US$1.9 million, or 54.3% from US$3.4 million in 2024 to US$1.5 million in 2025, which was primarily due to the higher expenditure incurred in the year of 2024 for investment in technology such as enhancing the integration of AI application with OTC options and developing intelligent trading algorithms, and the launch of multi-currency trading account services etc.

Professional Fees. Our professional fees decreased by US$2.7 million, or 59.7% from US$4.5 million in 2024 to US$1.8 million in 2025, which was primarily due to that the Company engaged an industry professional team to provide operations, transaction processing, risk management, customer management and other services surrounding its OTC options business in the year of 2024.

Services Fees. Our services fees for independent contractors and consultants decreased by US$1.3 million, or 69.4% from US$1.9 million in 2024 to US$0.6 million in 2025, due to a decreased number of contracted service providers for CFD and TRS trading business.

Marketing Expenses. Marketing expenses decreased by US$3.5 million, or 97.8% from US$3.6 million in 2024 to US$0.1 million in 2025, which was primarily because we adopted cost conservation strategy and reduced expenditure on marketing campaigns.

Change in fair value of digital assets. The Company purchased and held digital assets for the year ended December 31, 2025. The Company measured digital assets at fair value. For the year ended December 31, 2025, the Company recorded a decrease in fair value of digital assets of $3.1 million.

Investment loss on digital assets. The Company used USDT as margins and settlement in futures transactions. For the year ended December 31, 2025, the Company incurred loss of $0.3 million in futures transactions.

Income Tax Expenses

Our income tax expenses kept stable at US$1,002 and US$1,245 for the years ended December 31, 2025 and 2024, respectively.

Net loss

As a result of the foregoing, we had net loss of US$5.0 million and $27.6 million for the years ended December 31, 2025 and 2024, respectively.

Net loss attributable to LGHL

After allocating net loss to non-controlling interest, net loss attributable to parent company was US$5.0 and US$27.4 million for the years ended December 31, 2025 and 2024, respectively.

Year ended December 31, 2024 Compared to Year ended December 31, 2023

Revenues

Our total revenues decreased by US$26.0 million from an income of US$21.1 million for the year ended December 31, 2023 to a loss of US$(4.9) million for the year ended December 31, 2024, primarily due to the decrease in CFD trading service revenue and the trading losses in OTC Stock Options trading services.

Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 5,261 as of December 31, 2021, and decreased to 4,526 as of December 31, 2022 and 2,443 as of December 31, 2023, and further decreased to 2,380 as of December 31, 2024. The decrease in 2024 was primarily due to the decline in policy renewal clients in insurance business and in securities brokerage services. The Group disposed of its insurance brokerage services and ceased its securities brokerage services in 2024. As of December 31, 2024, the total 2,380 active revenue-generating accounts included 202 accounts for futures trading, 1,545 accounts for CFD trading, 316 accounts for TRS trading and 317 accounts for OTC stock options trading. And as of December 31, 2023, the total 2,443 active revenue-generating accounts included 188 accounts for futures trading, 98 accounts for securities trading, 1,547 accounts for CFD trading, 348 accounts for TRS trading, 37 accounts for OTC stock options trading and 262 accounts for insurance products.

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

Our principal sources of liquidity have been cash generated from our operations and capital raised through equity and debt transactions. As of December 31, 2025 and 2024, we had cash and cash equivalents (excluding cash held on behalf of clients) of US$20.1 million and US$16.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and cash deposited with banks which are unrestricted for withdrawal or use. In addition, we also held digital assets of US$2.0 million and financial assets measured fair value of $1.9 million, both of which were highly liquid. We did not have available and unused external source of liquidity as of the years ended December 31, 2025, 2024, and 2023.

	As of Ended December 31,
	2025	2024	2023
Unrestricted cash	$20,124,296	$16,934,202	$28,953,780
Stable coins	22	-	-
Digital assets	1,951,506	-	-
Financial assets measured at fair value	1,870,492	-	-
Securities owned, at fair value	8,644	2,423	4,522,805
	$23,954,960	$16,936,625	$33,476,585

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

We had recurring operating losses, the net loss was US$5.0 million for the year ended December 31, 2025 and the accumulative deficit was US$72.2 million as of December 31, 2025. We had negative cash flows of US$3.5 million generated from operating activities. Given these conditions, we conclude that there is substantial doubt about our ability to continue as a going concern within one year after the issuance date.

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

The following table presents our cash and cash equivalents held in various currencies as of December 31, 2025 and 2024. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our chief financial officer and chief executive officer.

	As of December 31,
	2025	2024
	US$	US$

Held in USD	$19,753,449	$16,444,189
Held in HKD	240,987	240,281
Held in RMB	11,021	4,497
Held in SGD and other currencies	118,839	245,235
Total cash and cash equivalents	$20,124,296	$16,934,202

As of December 31, 2025 and 2024, 0% and 0.03% of our cash and cash equivalents were held in China. See “Transfers of Cash from Our Subsidiaries to the Company” below for the ability of subsidiaries to transfer funds to the holding company.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(3,523,695)	$(19,111,239)	$13,412,873
Net cash provided by (used in) investing activities	(21,631,403)	(114,279)	1,416,000
Net cash provided by financing activities	28,027,716	5,490,040	1,659,010
Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	59,859	63,951	205,913
Net Change in Cash, Cash Equivalents, and Restricted Cash	2,932,477	(13,671,527)	16,693,796
Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	17,424,868	31,096,395	14,402,599
Cash, Cash Equivalents, and Restricted Cash - End of Year	$20,357,345	$17,424,868	$31,096,395

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was US$3.5 million, primarily attributable to our net losses of US$5.0 million, as adjusted by non-cash items of a gain from extinguishment of liabilities of US$8.1 million, a decrease in fair value of digital assets of US$3.1 million, amortization of debt discounts of US$2.1 million and depreciation expenses of US$2.4 million, and changes in operating assets and liabilities of an increase of US$0.6 million in prepaids, deposits and others, partially offset by an increase of non-current liabilities of US$2.7 million.

Net cash used in operating activities for the year ended December 31, 2024 was US$19.1 million, primarily attributable to our net losses of US$27.6 million, as adjusted by (i) a gain from extinguishment of liabilities of US$24.3 million, and (ii) a decrease of US$14.2 million in payables to broker-dealers and clearing organizations. These were partially offset by (i) share based compensation of US$1.3 million, and the depreciation expenses of US$2.4 million, (ii) a decrease of US$12.8 million in receivables from broker-dealers and clearing organizations, (iii) an increase of US$22.4 million in payables to customers, (iv) a decrease of US$4.5 million in securities owned and (v) an increase of US$2.5 million in accrued expenses and other payables.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was US$21.6 million, primarily attributable to (i) purchase of digital assets of US$21.6 million and (ii) purchases of property and equipment of US$11,480.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was US$28.0 million, primarily attributable to (i) net proceeds of US$25.2 million from convertible debenture, (ii) net proceeds of US$5.9 million from exercise of warrants and (iii) net proceeds of US$0.4 million from short-term borrowings, partially offset by repayment of short-term borrowings of US$3.5 million.

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

The following are the aggregate transfers from its subsidiaries to the Company for the years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2024	2023
	US$	US$	US$
Subsidiaries
Lion Broker Limited	$-	$9,234,037	$12,365,221
Lion Financial Group Limited	2,451,718	962,616	-
Lion Wealth Management Ltd	14	63,955	-
Lion Investment (HK) Limited	128	-	-
Lion International Securities Group Limited	24,399	-	-
Lion Workshop Limited	385,754	638,896	-
Lion Wealth Limited	4,966,246	134,611	1,971,385
BC Wealth Management Limited	-	11,047	-
Total	$7,828,307	$11,045,162	$14,336,606

For the years ended December 31, 2025, 2024 and 2023, we did not pay any dividends to our shareholders. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

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

Financing Arrangements

The following is a summary of our borrowings and redeemable securities as of December 31, 2025, 2024 and 2023, which were obtained for working capital purpose.

	As at December 31,
	2025	2024	2023
Outstanding principal amount	US$	US$	US$
Short-term borrowings	$-	$3,150,040	$-
Minority shareholder loan	109,982	109,941	110,000
September 2023 Convertible debenture (1)	-	-	2,500,000
January 2024 Convertible debenture (1)	-	50,000	-
August 2024 Convertible debenture (1)	-	1,500,000	-
June 2025 Secured convertible debenture (1)	10,900,000	-	-
July 2025 Secured convertible debenture (1)	3,000,000	-	-
December 2025 Secured convertible debenture (1)	10,400,000	-	-
	$24,409,982	$4,809,981	$2,610,000

(1)	The securities are convertible into ADSs since the issuance at the holder’s election.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2025. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements.

	Payments Due by Period
		Short-term
	Total	less than 1 Year	Long-term over 1 year
Operating lease obligations	$113,964	$62,162	$51,802

 Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment, purchase of digital assets and purchase of copyrighted trading software programs. Our capital expenditures were US$21.6 million, US$nil and US$7.8 million in the year ended December 31, 2025, 2024 and 2023, respectively. We will continue to make capital expenditures to meet the growth of our business when needed. We intend to fund our future capital expenditures with our existing cash balance and proceeds from debt or equity financing activities.

Other Commitments

On April 10, 2026, Lion Wealth Management Limited (“LWML”), our wholly owned subsidiary, entered into an exclusivity agreement (the “Exclusivity Agreement”) with Skyfame Realty (Holdings) Limited (In Liquidation) (“Skyfame”), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under stock code 00059.HK whose trading has been suspended, and its joint provisional liquidators. Pursuant to the Exclusivity Agreement, LWML has a six-month exclusivity period to facilitate the implementation of a proposed restructuring of Skyfame to enable resumption of trading of Skyfame’s shares on HKEX. LWML agreed to provide Skyfame an aggregate unsecured credit facility of up to proximately US$3 million (HKD$ 23 million), intended to be utilized to cover all professional fees and expenses required for Skyfame to initiate its restructuring and resume trading.

Other than the above, we did not have any other significant commitments, long-term obligations, or guarantees as of the date of this annual report.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company — B. Business Overview”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity, capital resources, or that would cause disclosed financial information not to be necessarily indicative of future operation results or financial conditions.

E.	Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Valuation of convertible debentures

For the years ended December 31, 2025, 2024 and 2023, we entered into various securities purchase agreement to raise proceeds of $25.2 million, $2.3 million and $2.4 million in exchange for issuance of convertible debentures.

We classified the convertible debentures as liabilities under ASC 470 because it is a debt in its legal form. We determined that the conversion feature within the Notes meet the definition of embedded derivatives and we estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance. The key factors used in Binominal Tree Model included risk-free interest rate, estimated volatility rate, dividend yield and bond yield.

For details of quantitative information regarding Level 3 fair value measurements inputs for our derivate liabilities at their measurement dates, please see Note 11 – Convertible Debentures to the consolidated financial statements.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following sets forth certain information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Chunning Wang	47	Chairman of the Board, Chief Executive Officer (Class II)
Sze Hau Lee	40	Director, Chief Financial Officer (Class II)
Yan Zhang	46	Director and President (Class I)
Chi Fai Choi	48	Independent Director (Class I)
Anthony Lau Hoi Ho	40	Independent Director (Class II)
Tak Wing Lo	39	Independent Director (Class II)

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

For the fiscal year ended December 31, 2025, we paid an aggregate of US$0.49 million in cash and US$0.2 million in shares to our executive officers and directors, and an aggregate of US$70,000 in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—2020 Share Incentive Plan”, “—2023 Share Incentive Plan”, “—2024 Share Incentive Plan” and ““—2025 Share Incentive Plan”. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.

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

2025 Share Incentive Plan

On September 3, 2025 we adopted the Company’s 2025 Equity Incentive Plan (the “2025 Plan”). Under this Plan, up to 1,492,312,340 of our ordinary shares outstanding are available for Awards. The 2025 Plan will continue in effect for a term of ten years. Apart from the foregoing, the terms of the 2025 Plan is substantially the same as the 2024 Plan. As of December 31, 2025, a total of 746,156,170 shares under the 2025 Plan remained available for future awards.

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

We had a total of 10 employees in Hong Kong and Singapore as of December 31, 2025. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. Our employees’ remuneration packages generally include salary, bonus and social security benefits in accordance with all applicable laws and regulations.

The following table sets forth the number of our employees by function as of December 31, 2025:

Sales and Marketing	1
Operation	1
General and Administration	3
Finance and Accounting	3
Management	2
Total	10

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

The following table sets forth information regarding the beneficial ownership based on a total number of 151,658,568,130 ordinary shares outstanding as of the date of December 31, 2025, including 150,847,024,115 Class A Ordinary Shares and 811,544,015 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	% of Total Ordinary Shares Outstanding	% of Voting Power(2)
Directors and Executive Officers
Chunning Wang(1)	*	800,044,015	0.53%	96.78%
Chi Fai Choi	*	—		*
Anthony Lau Hoi Ho	*	—		*
Yan Zhang	*	4,500,000	0.00%	0.54%
Tak Wing Lo	*	—		*
Sze Hau Lee	*	4,500,000	0.00%	0.54%
All executive officers and directors as a group	205,000	809,044,015	0.53%	97.86%

Five Percent or Greater Shareholders
Legend Success Ventures Limited(1)	*	1,931,140	0.00%	0.23%

*	Beneficially owns less than 1% of our Class A Ordinary Shares

(1)	Includes 1,931,140 Class B Ordinary Shares held by Legend Success Ventures Limited. Mr. Chunning Wang, the sole shareholder and sole director of Legend Success Ventures Limited, may be deemed to beneficially own shares held by Legend Success Ventures Limited and has sole voting and dispositive control over such securities.

(2)	Each Class B Ordinary Share is entitled to 10,000 votes per share as of December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— Beneficial Ownership of Securities.”

B.	Related Party Transactions

Transaction with Minority Shareholder

In October 2021, Lion Wealth Management Limited (“LWML”), one of our subsidiaries and Dawa Future Graphic Technology Co., Ltd (“DAWA”) formed Lion Metaverse Limited (“LML”), to develop the Group’s new Metaverse project “Lion World”. LWML and DAWA each hold 50% of equity interest in LML. As of December 31, 2025 and 2024, LML recorded payable to DAWA for research and development expenses in the amount of approximately $800,000each.

Transaction with Management

During the years ended December 31, 2025 and 2024, our Chief Executive Office (“CEO”) registered a TRS trading account with the Group and became a customer of our TRS trading service. As of December 31, 2025 and 2024, we had extended margin financing totaling approximately $219,000 and $330,000, respectively, to the CEO and the underlying securities held in the account had a fair value of approximately $217,000 and $324,000, resulting in a net receivable of $1,700 and $6,000 due from the CEO, respectively. This receivable balance was recorded under “Prepaid expenses, deposits and other current assets” in the consolidated balance sheets. During the years ended December 31, 2025 and 2024, we recognized approximately $22,000 and $29,000, respectively in interest income from margin financing provided for the CEO’s TRS trading activities. This amount has been recorded in the consolidated financial statements as interest income. This transaction was conducted with terms and conditions consistent with those that would be provided to unrelated parties in normal market conditions. All margin financing activities with the CEO were executed at prevailing market rates, with no preferential terms granted to either party.

Transaction with Other Related Party

During the year ended December 31, 2025, an affiliate of our CEO registered a TRS trading account with the Group and became a customer of our TRS trading service. For the year ended December 31, 2025, the related party made deposits of approximately $644,000 to the TRS trading account and earned income of 76,000. As of December 31, 2025, we had balance of approximately $720,000 due to the related party which was recorded in the account of “payables to customers” on the consolidated balance sheets.

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

Dividend

We did not pay any dividends to our shareholders in 2025 and 2024. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association contained in our Form F-3 filed with the Registrar on August 22, 2025, as amended by the shareholders’ approval in the Company’s annual meeting of shareholders held on September 29, 2025 contained in our Form 6-K filed with the Registrar on October 1, 2025 (the “Articles”). The following are material provisions of our currently effective Amended and Restated Memorandum and Articles of Association, as well as the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) insofar as they relate to the material terms of our ordinary shares.

Capitalized terms not defined in this section shall have the meanings given to them in the Articles.

Register And Company Purpose

Lion Group Holding Ltd. is a company incorporated in the Cayman Islands, with its principal executive office at 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C, and its registered office at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

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

In the Business Combination, we indirectly acquired all of Lion Group North America Corp. (formerly “Proficient Alpha Acquisition Corp.”) ‘s assets through the acquisition of all of the outstanding Proficient common stock. As a result, the determination of whether we are treated as a U.S. corporation for U.S. federal income tax purposes depends on the application of the substantial business activities test and the Ownership Test.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Because we are a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by UHY LLP and HTL International, LLC, our former independent registered public accounting firm, and GGF CPA LTD, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2024	2025
	USD	USD
Audit fees(1)
HTL International, LLC	160,000	-
GGF CPA LTD	-	140,000
Audit related fees(2)
UHY LLP	25,000	73,000
HTL International, LLC	60,000	-
GGF CPA LTD	-	63,300
Tax fees(3)
UHY LLP	6,163	-

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

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

On January 27, 2025 and on November 26, 2025, the Company has engaged GGF CPA LTD as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024 and 2025, respectively. The decision to engage GGF CPA LTD as the Company’s independent registered public accounting firm was approved by the board of directors of the Company.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lion Group Holding Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit

Exhibit No.	Description
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.5 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among Lion Group Holding Ltd., Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Registrant’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Lion Group Holding Ltd., Proficient and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.5 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
2.6	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020 (incorporated by reference to Exhibit 10.2 of Registrant’s Form F-6-K filed on December 16, 2020)
2.7	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.3 of Registrant’s Form F-6-K filed on December 16, 2020)
2.8	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.4 of Registrant’s Form F-6-K filed on December 16, 2020)
2.9	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020 (incorporated by reference to Exhibit 10.5 of Registrant’s Form F-6-K filed on December 16, 2020)
2.10	Description of Securities (incorporated by reference to Exhibit 2.10 filed with Amendment No. 1 to Form 20-F (File No. 001-39301) filed with the SEC on June 14, 2021)
2.11	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on May 18, 2022)
2.12	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on August 10, 2022)
2.13	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on January 28, 2025)
2.14	Form of Convertible Debenture (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on May 29, 2025)
2.15	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on June 18, 2025)
2.16	Form of Convertible Debenture (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on July 22, 2025)
2.17	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 of Registrant’s current report on Form 6-K filed with the SEC on December 4, 2025)
2.18	Amendment No. 1 to the Deposit Agreement (incorporated by reference to Exhibit 5 filed with Form F-6EF (File No. 333-273223) filed with the SEC on July 13, 2023)
2.19	Form of Series H American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on September 5, 2023)
2.20	Form of Series I American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on January 23, 2024)
2.21	Form of Series J American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on August 14, 2024)
2.22	Form of Series K American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on January 28, 2025)
2.23	Form of Series L American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of Registrant’s Form 6-K filed on May 29, 2025)

3.1	Amended and Restated Memorandum of Articles of Association (incorporated by reference to Exhibit 1.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on June 22, 2020)
3.2	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on February 16, 2022)
3.3	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s 6-K, filed with the SEC on January 19, 2023)
3.4	Fifth Amended and Restated Memorandum and Articles of Association and Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of the Registrant’s 6-K, filed with the SEC on January 15, 2025)
3.5	Sixth Amended and Restated Memorandum and Articles of Association and Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s F-3, filed with the SEC on August 22, 2025)
3.6*	Seventh Amended and Restated Memorandum and Articles of Association and Fourth Amended and Restated Memorandum and Articles of Association
4.1	Registrant’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Registrant’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
4.2	Registrant’s 2023 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Registrant’s Amendment to Form 6-K, filed with the SEC on March 7, 2025)
4.3	Registrant’s 2024 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Registrant’s Form 6-K, filed with the SEC on May 24, 2025)
4.4	Registrant’s 2025 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Registrant’s Form 6-K, filed with the SEC on September 26, 2025)
4.5	Form of Employment Agreement between the Registrant and each executive officer of the Registrant (incorporated by reference to Exhibit 10.25 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.6	Form of Indemnification Agreement between the Registrant and each of the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.26 of Registrant’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.7	Securities Purchase Agreement dated May 17, 2022 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on May 18, 2022)
4.8	Securities Purchase Agreement dated August 9, 2022 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on August 10, 2022)
4.9	Form of Asset Acquisition Agreement dated April 6, 2023 (incorporated by reference to Exhibit 10.1 of Registrant’s current report on Form 6-K filed with the SEC on April 11, 2023)
5.0	Securities Purchase Agreement dated June 17, 2025 (incorporated by reference to Exhibit 10.1 of Registrant’s Form 6-K filed on June 18, 2025)
5.1	Form of Note dated June 23, 2025 (incorporated by reference to Exhibit 10.2 of Registrant’s Form 6-K filed on June 18, 2025)
5.2	Form of Right to Receive Tokens dated June 23, 2025 (incorporated by reference to Exhibit 10.3 of Registrant’s Form 6-K filed on June 18, 2025)
5.3	Form of Pledge and Security Agreement dated June 20, 2025 (incorporated by reference to Exhibit 10.4 of Registrant’s Form 6-K filed on June 18, 2025)
5.4	Form of Registration Rights Agreement dated June 23, 2025 (incorporated by reference to Exhibit 10.5 of Registrant’s Form 6-K filed on June 18, 2025)
5.5	Form of Guaranty dated June 20, 2025 (incorporated by reference to Exhibit 10.6 of Registrant’s Form 6-K filed on June 18, 2025)
5.6	Custody Agreement dated June 20, 2025 by and among Lion Group Holding Ltd., ATW Digital Asset Opportunities VI LLC, BitGo Prime LLC, and BitGo Trust Company, Inc.
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 filed with the Current Report on Form 20-F filed on April 30, 2024).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HTL International, LLC
15.2*	Consent of GGF CPA LTD
16.1	Letter of HTL International, LLC dated January 31, 2025 (incorporated by reference to Exhibit 16.1 of Registrant’s current report on Form 6-K filed with the SEC on January 31, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 filed with the Current Report on Form 6-K filed on November 3, 2023).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Annual Report on Form 20-F

**	Furnished with this Annual Report on From 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Director and Chief Executive Officer

Date: April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Shareholders of Lion Group Holding Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lion Group Holding Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Existence and Rights to Digital Assets

As described in Note 6 to the consolidated financial statements, as of December 31, 2025, the Company recorded digital assets with a fair value of approximately $15.2 million, which were held in third-party custody accounts.

We identified the evaluation of the existence of and the Company’s rights to its digital assets as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes a significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures and the sufficiency of audit evidence obtained to test the digital assets recognized by the Company.

The following are the primary procedures we performed to address this critical audit matter: we evaluated the design of certain internal controls over the existence of the Company’s investment in digital assets and the Company’s rights over its investment in digital assets; we reviewed the custodial agreements to obtain understanding of the Company’s rights and obligations in relation to the digital assets held in custody; we evaluated the reliability of the third-party custodians including reviewing the SOC reports of the custodians; we performed the reconciliation of digital assets per the Company’s records to the custodial service ledgers and the public blockchain, and obtained confirmation of the Company’s investment in digital assets held with the third-party custodians as of December 31, 2025, and compared the results of the confirmations to the Company’s records; we also requested that management transfer a specified units of digital assets between custodians and subsequently withdraw the digital assets to an entity-controlled bank account, and verified the transfers and withdrawal by agreeing the units and account information per the transferring custodian, receiving custodian, and withdrawal records to the Company’s bank statements records; we also assessed the sufficiency of audit evidence obtained by evaluating the cumulative results of the audit procedures.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2025.

Guangzhou, the People’s Republic of China

April 30, 2026

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

/s/ HTL International, LLC

We have served as the Company’s auditor from 2023 to 2025.

Houston, Texas

April 30, 2024

PCAOB ID # 7000

LION GROUP HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share and per share data)

	As of December 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$20,124,296	$16,934,202
Restricted cash-bank balances held on behalf of customers	233,049	490,666
Stable coins	22	-
Digital assets	1,951,506	-
Financial assets measured at fair value	1,870,492	-
Securities owned, at fair value	8,644	2,423
Receivables from broker-dealers and clearing organizations	1,274,552	1,045,234
Prepaids, deposits and others	771,897	171,732
Total current assets	26,234,458	18,644,257

Non-current Assets
Digital assets, non-current	13,235,215	-
Property and equipment, net	15,026,137	17,406,606
Long-term investment	16,281	-
Right-of-use assets	106,530	205,532
Other assets	27,226	110,951
Total non-current assets	28,411,389	17,723,089
Total Assets	$54,645,847	$36,367,346

Liabilities and Equity
Liabilities
Current Liabilities
Payables to customers	$948,449	$18,923,712
Payables to broker-dealers and clearing organizations	1,190,616	818,582
Accrued expenses and other payables	4,074,750	4,680,129
Short-term borrowings	109,982	3,259,981
Lease liability – current	60,066	152,134
Total current liabilities	6,383,863	27,834,538

Non-current Liabilities
Convertible debentures	18,029,309	1,157,057
Obligation to deliver digital assets	5,183,110	-
Lease liability – noncurrent	51,213	55,582
Other current liabilities	2,671,330	-
Warrant liabilities	-	123,188
Total non-current liabilities	25,934,962	1,335,827
Total Liabilities	32,318,825	29,170,365

Commitments and Contingencies

Equity
Preferred shares, $0.0001 par value, 2,500,000,000 shares authorized	-	-
Class A ordinary shares, $0.0001 par value, 192,497,500,000,000 and 40,000,000,000 shares authorized, 150,847,024,115 and 1,777,596,090 shares issued and outstanding at December 31, 2025 and 2024, respectively	15,084,703	177,760
Class B ordinary shares, $0.0001 par value, 7,500,000,000,000 and 7,500,000,000 shares authorized, 811,544,015 and 65,387,845 shares issued and outstanding at December 31, 2025 and 2024, respectively	81,155	6,539
Subscription receivable	-	(49,637)
Additional paid in capital	82,757,154	77,917,463
Accumulated deficit	(72,158,102)	(67,201,367)
Accumulated other comprehensive losses	(130,259)	(312,081)
Total LGHL shareholders’ equity	25,634,651	10,538,677

Non-controlling interest	(3,307,629)	(3,341,696)
Total Equity	22,327,022	7,196,981
Total Liabilities and Equity	$54,645,847	$36,367,346

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS
(In U.S. dollar except for share and per share data)

	For the Years Ended December 31,
	2025	2024	2023

Revenues (losses)
Commissions fees income	$2,583	$1,239,621	$7,023,813
Interest income	173,414	692,963	2,424,676
Trading gains (loss)	785,370	(32,526,874)	10,479,504
Staking reward from digital assets	45,294	-	-
Other income	8,383,990	25,728,209	1,163,251
	9,390,651	(4,866,081)	21,091,244

Expenses and others
Commissions and fees	1,938	955,819	3,418,398
Custodian and other fees for digital assets	196,211	-	-
Compensation and benefits	1,659,252	3,264,093	4,099,852
Occupancy	154,836	747,750	870,254
Communication and technology	1,548,701	3,390,517	3,059,462
General and administrative	603,217	878,494	1,432,148
Professional fees	1,794,262	4,451,834	3,407,365
Services fees	578,037	1,888,700	2,352,832
Interest	2,130,850	821,932	2,413,102
Depreciation and amortization	2,391,204	2,435,712	1,795,011
Marketing	77,834	3,598,849	4,196,795
Change in fair value of warrant liabilities	(123,188)	13,501	(565,313)
Change in fair value of digital assets	3,118,099	-	-
Investment loss on digital assets	312,659	-	-
Other operating (income) expenses, net	(85,987)	240,378	437,329
Total expenses	14,357,925	22,687,579	26,917,235

Loss before income taxes	(4,967,274)	(27,553,660)	(5,825,991)

Income tax expense	(1,002)	(1,245)	(1,058)

Net loss	$(4,968,276)	$(27,554,905)	$(5,827,049)

Less: net loss attributable to non-controlling interests	(11,541)	(105,409)	(568,041)

Net loss attributable to LGHL	$(4,956,735)	$(27,449,496)	$(5,259,008)

Deemed dividend on the effect of the down round features	(2,916,000)	(429,000)	(6,112,000)
Deemed dividend on the effect of the warrant modification	(612,000)	-	(3,086,000)
Net loss attributable to LGHL ordinary shareholders	$(8,484,735)	$(27,878,496)	$(14,457,008)

Loss per share for both Class A and Class B ordinary shares - basic and diluted (i)	$(0.00)	$(0.05)	$(0.12)

Loss per ADS - basic and diluted (i)	$(29.12)	$(1,701.75)	$(3,859.21)

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	9,279,404,647	486,571,757	108,269,640

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	189,307,467	45,849,876	13,478,813

(i)	On July 13, 2023, LGHL implemented its plan change its American depositary share (“ADS”) to ordinary share (“Share”) ratio (“ADS Ratio”) from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. On March 26, 2025, LGHL implemented the second ADS Ratio change, from one (1) ADS representing fifty (50) Shares to one (1) ADS representing two thousand and five hundred (2,500) Shares. On November 26, 2025, LGHL implemented the third ADS Ratio change, from one (1) ADS representing two thousand and five hundred (2,500) Shares to one (1) ADS representing thirty-two thousand and five hundred (32,500) Shares. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for all periods presented had been retrospectively adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. dollar)

	For the Years Ended December 31,
	2025	2024	2023
Net loss	$(4,968,276)	$(27,554,905)	$(5,827,049)
Other comprehensive income
Foreign currency translation adjustment	59,730	28,527	217,684
Comprehensive loss	(4,908,546)	(27,526,378)	$(5,609,365)
Comprehensive loss attributable to non-controlling interests	(133,633)	(33,363)	(385,008)
Comprehensive loss attributable to LGHL ordinary shareholders	$(4,774,913)	$(27,493,015)	$(5,224,357)

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In U.S. dollar except for share and per share data)

	Class A		Class B			Additional		Accumulated Other	Non-
	Ordinary Shares (i)		Ordinary Shares (i)		Subscription	Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Loss	Interest	Total
Balance at December 31, 2022	48,761,596	$4,876	9,843,096	$984	$-	$63,660,939	$(34,492,863)	$(303,213)	$(1,458,058)	$27,412,665
Conversion of August 2022 Convertible Debenture and the payment of make-whole interest by shares	39,489,758	3,949	-	-	-	3,678,708	-	-	-	3,682,657
Conversion of December 2022 Convertible Debenture and the payment of make-whole interest by shares	70,999,400	7,100	-	-	-	3,121,473	-	-	-	3,128,573
Issuance of Warrants H in consideration for the investor to purchase September 2023 Convertible Debenture	-	-	-	-	-	2,000	-	-	-	2,000
Issuance of Class A ordinary shares as a result of the partial exercise of Warrants E	20,000,000	2,000	-	-	-	697,200	-	-	-	699,200
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	14,000,000	1,400	-	371,933	-	-	-	373,333
Net contributions from noncontrolling shareholder	-	-	-	-	-	-	-	-	(1,277,454)	(1,277,454)
Net loss	-	-	-	-	-	-	(5,259,008)	-	(568,041)	(5,827,049)
Other comprehensive income	-	-	-	-	-	-	-	34,651	183,033	217,684
Balance at December 31, 2023	179,250,754	$17,925	23,843,096	$2,384	$-	$71,532,253	$(39,751,871)	$(268,562)	$(3,120,520)	$28,411,609
Conversion of September 2023 Convertible Debenture and the payment of make-whole interest by shares	643,571,750	64,357	-	-	-	2,607,605	-	-	-	2,671,962
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	-	-	-	-	-	800	-	-	-	800
Conversion of January 2024 Convertible Debenture and the payment of make-whole interest by shares	440,614,050	44,061	-	-	-	963,024	-	-	-	1,007,085
Issuance of Warrants J in connection with August 2024 Convertible Debenture	-	-	-	-	-	459,561	-	-	-	459,561
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	13,707,659	1,371	-	272,971	-	-	-	274,342
Issuance of Class B ordinary shares in connection with 2024 Share Incentive Plan	-	-	45,637,935	4,564	-	294,358	-	-	-	298,922
Conversion from Class B to Class A ordinary shares	17,800,845	1,780	(17,800,845)	(1,780)	-	-	-	-	-	-
Issuance of Class A Ordinary Shares in connection with extinguishment of liabilities	496,358,691	49,637	-	-	(49,637)	1,786,891	-	-	-	1,786,891
Deconsolidation of subsidiaries	-	-	-	-	-	-	-	-	(187,813)	(187,813)
Net loss	-	-	-	-	-	-	(27,449,496)	-	(105,409)	(27,554,905)
Other comprehensive income	-	-	-	-	-	-	-	(43,519)	72,046	28,527
Balance at December 31, 2024	1,777,596,090	$177,760	65,387,845	$6,539	$(49,637)	$77,917,463	$(67,201,367)	$(312,081)	$(3,341,696)	$7,196,981
Reclassification of subscription receivable in connection with extinguishment of liabilities	-	-	-	-	49,637	(49,637)	-	-
Conversion of January 2024 Convertible Debenture and the payment of make-whole interest by shares	56,337,500	5,634	-	-	-	49,917	-	-	-	55,551
Conversion of August 2024 Convertible Debenture and the payment of make-whole interest by shares	1,828,532,500	182,853	-	-	-	1,016,180	-	-	-	1,199,033
Conversion of January 2025 Convertible Debenture and the payment of make-whole interest by shares	5,266,612,500	526,661	-	-	-	1,204,486	-	-	-	1,731,147
Conversion of May 2025 Convertible Debenture and the payment of make-whole interest by shares	8,094,255,000	809,426	-	-	-	(67,899)	-	-	-	741,527
Partial conversion of June 2025 Convertible Debenture and the payment of make-whole interest by shares	566,280,000	56,628	-	-	-	(1,426)	-	-	-	55,202
Issuance of Class A Ordinary Shares as a result of the partial exercise of Warrants E	12,940,000,000	1,294,000	-	-	-	4,625,965	-	-	-	5,919,965
Issuance of Warrants K in consideration for the investor to purchase January 2025 Convertible Debenture	-	-	-	-	-	578,089	-	-	-	578,089
Issuance of Warrants L in consideration for the investor to purchase May 2025 Convertible Debenture	-	-	-	-	-	28,849	-	-	-	28,849
Issuance of Class A Ordinary Shares in connection with extinguishment of liabilities in 2025	120,317,410,525	12,031,741	-	-	-	(2,517,410)	-	-	-	9,514,331
Issuance of Class A Ordinary Shares in connection with share-based compensation	-	-	746,156,170	74,616	-	140,277	-	-	-	214,893
Acquisition of non-controlling interests	-	-	-	-	-	(167,700)	-	-	167,700	-
Net loss	-	-	-	-	-	-	(4,956,735)	-	(11,541)	(4,968,276)
Other comprehensive income (loss)	-	-	-	-	-	-	-	181,822	(122,092)	59,730
Balance at December 31, 2025	150,847,024,115	$15,084,703	811,544,015	$81,155	$-	$82,757,154	$(72,158,102)	$(130,259)	$(3,307,629)	$22,327,022

The accompanying notes are an integral part of the consolidated financial statements.

LION GROUP HOLDING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollar)

	For the Years Ended December 31,
	2025	2024	2023

Cash Flows from Operating Activities
Net loss	$(4,968,276)	$(27,554,905)	$(5,827,049)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Stock based compensation expense(1)	214,893	1,336,864	1,673,883
Change in fair value of warrant liabilities	(123,188)	13,501	(565,313)
Change in fair value of option liability	-	-	1,208,071
Change in fair value of embedded derivative liability and amortization of debt discounts	122,364	480,641	570,263
Amortization of right-of-use assets	102,034	506,221	567,132
Share of equity gain on investment in an equity investee	(16,281)	-	-
Impairment of right-of-use assets due to early termination	7,434	-	-
Change in fair value of digital assets	3,118,099	-	-
Investment loss on digital assets	312,659	-	-
Gain on sale of crypto currencies	-	-	(89,649)
Loss (gain) on sale of subsidiaries	63,792	(95,759)	(121,781)
Amortization of debt discounts	2,083,265	-	-
Depreciation	2,391,204	2,435,712	1,795,011
Loss from disposal of property and equipment	891	-	-
Gain on extinguishment of liabilities	(8,081,359)	(24,280,421)	-
(Increase) decrease in operating assets
Stable coins	(22)	-	-
Digital assets	108,841	-	-
Securities owned	(6,221)	4,520,382	6,581,242
Receivables from broker-dealers and clearing organizations	(229,318)	12,807,612	19,489,408
Derivative assets, at fair value	-	1,801,095	(1,801,041)
Prepaids, deposits and others	(580,796)	1,791,665	(673,442)
Increase (decrease) in operating liabilities
Payables to customers	(379,574)	22,442,325	(1,280,493)
Payables to broker-dealers and clearing organizations	372,034	(14,241,402)	(9,903,540)
Derivative liabilities, at fair value	-	(3,009,166)	1,801,095
Accrued expenses and other payables	(601,063)	2,488,491	588,392
Other non-current liabilities	2,667,115	-	-
Lease liabilities	(102,222)	(554,095)	(599,316)
Net cash (used in) provided by operating activities	(3,523,695)	(19,111,239)	13,412,873

Cash Flows from Investing Activities
Purchases of property and equipment	(11,480)	-	(7,850,000)
Purchases of digital assets	(21,620,000)	-	-
Net proceeds from sale of subsidiaries	77	(114,279)	1,500,000
Collection of short term loan	-	-	7,766,000
Net cash provided by (used in) investing activities	(21,631,403)	(114,279)	1,416,000

Cash Flows from Financing Activities
Proceeds from issuance of convertible debenture, net of costs	25,244,820	2,340,000	2,365,000
Proceeds from the partial exercise of Warrants E	5,919,965	-	699,200
Net contributions from noncontrolling shareholder	-	-	(1,277,454)
Repayment to director	-	-	(127,736)
Proceeds from short-term borrowings	384,832	3,788,936	-
Repayment of short-term borrowings	(3,521,901)	(638,896)	-
Net cash provided by financing activities	28,027,716	5,490,040	1,659,010

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	59,859	63,951	205,913

Net Change in Cash, Cash Equivalents, and Restricted Cash	2,932,477	(13,671,527)	16,693,796

Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	17,424,868	31,096,395	14,402,599
Cash, Cash Equivalents, and Restricted Cash - End of Year	$20,357,345	$17,424,868	$31,096,395

Noncash Investing and Financing Activities
Increase in payable for Property and equipment	$-	$-	$84,000
Conversion of crypto currencies to USDT	$-	$-	$229,000
Conversion of Debenture into ordinary shares	$-	$-	$4,471,230
Embedded derivative liabilities (make-whole interest feature)	$9,690,917	$-	$878,420
Share issuances in exchange for a decrease in embedded derivative liability	$1,632,600	$-	$2,340,000
Issuance of Warrants H	$-	$-	$2,000
Conversion of September 2023 Convertible Debenture and the payment of make-whole interest by shares	$-	$2,671,962	$-
Conversion of January 2024 Convertible Debenture and the payment of make-whole interest by shares	$55,551	$1,007,085	$-
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	$-	$800	$-
Conversion from Class B to Class A ordinary shares	$-	$1,780	$-
Issuance of Warrants J in connection with August 2024 Convertible Debenture	$-	$459,561	$-
Issuance of Class A Ordinary Shares in connection with extinguishment of liabilities	$9,514,331	$1,786,891	$-
Lease liabilities arising from obtaining right-of-use assets	$111,103	$183,524	$-
Increase in other receivables from sale of subsidiaries	$-	$5,184	$-
Issuance of Warrants K in consideration for the investor to purchase January 2025 Convertible Debenture	$578,089	$-	$-
Issuance of Warrants L in consideration for the investor to purchase May 2025 Convertible Debenture	$28,849	$-	$-
Conversion of August 2024 Convertible Debenture and the payment of make-whole interest by shares	$1,199,033	$-	$-
Conversion of January 2025 Convertible Debenture and the payment of make-whole interest by shares	$1,731,147	$-	$-
Conversion of May 2025 Convertible Debenture and the payment of make-whole interest by shares	$741,527	$-	$-
Partial conversion of June 2025 Convertible Debenture and the payment of make-whole interest by shares	$55,202	$-	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$44,292	$243,756	$2,027,489
Cash paid for income taxes	$1,002	$1,245	$1,058

(1)	The amount includes stock-based expenses under January 2021 Call Options in the amount of nil, $763,600 and $381,800 for the years ended December 31, 2025, 2024 and 2023, respectively and under Share Incentive Plan in the amount of $214,893, $573,264 and $1,292,083 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

On July 13, 2023, March 26, 2025 and November 26, 2025, the ADS ratio was changed from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares, to one (1) ADS representing two thousand and five hundred (2,500) shares, and further to one (1) ADS representing thirty-two thousand and five hundred (32,500) Shares, respectively.

On September 29, 2025, the Company’s 2025 Annual Meeting of Shareholders (the “Annual Meeting”) approved the increase of the Company’s authorized share capital from US$20,000,000 divided into 200,000,000,000 shares of a par value of US$0.0001 each, comprising of 190,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 192,307,500,000,000 Class A ordinary shares and 7,492,500,000,000 Class B ordinary shares, of a par value of US$0.0001 each, such that the authorized share capital shall be US$20,000,000,000 divided into 200,000,000,000,000 shares of a par value of US$0.0001 each, comprising of 192,497,500,000,000 Class A ordinary shares, 7,500,000,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

The number of ADSs and the price per ADS prior to the ratio change events herein have been retrospectively adjusted for its effect.

Principal Activities

The Group earns income and fees from the following streams:

(a)	Fees and commissions. The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to total return swap (“TRS”) trading business and contract for difference (“CFD”) trading services when the Group acts as a market maker).

(b)	Trading (losses) gains. Trading (losses) gains consist of realized and unrealized losses or gains derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading losses or gains from proprietary TRS trading activities.

(c)	Interest income. Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

(d)	Other income. Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities (cont.)

The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in the People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide. The Group also generated commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

During the second half of 2024, the Group returned Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management to Hong Kong Securities and Futures Commission (“HKSFC”). In the beginning of 2025, the Group withdrew the trading member of Singapore Exchange Derivative Trading Limited (“SGX DT”). Subsequently in 2025, the Group cancelled the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore and returned the license Type 2 License for Dealing in Futures Contracts and Type 5 License for Advising on Futures Contracts to HKSFC.

As of December 31, 2025, the Company, through a subsidiary, possesses the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker.

Since July 2025, the Group has collaborated with Autonomous Holdings (“Autonomous”), a leading digital asset investment platform known for its innovative products and solutions, and Galaxy Digital Holdings Ltd. (NASDAQ/TSX: GLXY) (“Galaxy Digital”) to advance digital asset treasury strategies. This initiative positions the Group as a cutting-edge digital asset company, leveraging institutional-grade expertise to enhance shareholder value. As part of this collaboration, Autonomous acts as a strategic advisor for the Group’s digital asset treasury allocation process. Additionally, Galaxy Digital facilitates trading and execution, providing access and liquidity through its institutional-grade global markets platform. The treasury strategy aims to target high-potential blockchain ecosystems, primarily Hyperliquid (HYPE), thereby gaining exposure to next-generation DeFi, scalability, and Web3 infrastructure.

Setup of a subsidiary

On November 28, 2025, the Company setup a wholly owned subsidiary, Lion Global Markets Trading Limited, under the laws of Cayman Island.

Deconsolidation of subsidiaries

On June 12, 2024, the Group sold its 100% interest in BC Wealth Management Limited (“BCWM”) to a third party, at a consideration of approximately $70,000 (HKD 550,000). On June 24, 2024, the Group sold its 51% interest in Lion Asset Management Limited (“LAML”) to another third party, at a consideration of approximately $140,000 (HKD 1,100,000). On December 15, 2025 and December 23, 2025, the Group sold Lion Futures Limited and Lion International Securities Group Limited for an aggregated consideration of $77 (HKD 600), and the Group recognized loss from disposal of subsidiaries of $63,792.

Such disposals or dissolution did not represent a strategic shift that has or will have a major effect on the operations and financial results. In accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, the Group derecognized the net assets and noncontrolling interests associated with the above entities as of sale date, and recognized a gain of approximately $128,000 in an aggregate as a result of deconsolidation for the year of 2024.

In the first half of 2024, the Group disposed of its 100% interest in Lion Fintech Group Limited, 70% interest in Royal Lion Investment Limited and 70% interest in Royal Lion Middle East DMCC. In the second half of 2024, the Group also disposed of its 100% interest in Lion Multi-Series Fund SPC and 51% interest in Lion Silver Capital Limited. These entities had been dormant and their disposals resulted in a total loss of approximately $32,000 from deconsolidation for the year of 2024.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities (cont.)

Details of the Company’s subsidiaries as of December 31, 2025 are as follows:

Company name	Date of Incorporation or acquisition	Place of incorporation or establishment	Ownership interest	Principal activities
Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding

Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding

Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant

Lion Wealth Limited (“LWL”)	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	March 30, 2017	Cayman Islands	100%	Broker dealer and market maker

Lion International Financial (Singapore) Pte. LTD.	July 26,2019	Singapore	100%	Dormant

Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant

Lion Workshop Ltd. (F/K/A Skyline Legend Ltd.)	April 26, 2021	British Virgin Islands	100%	Dormant

Lion NFT Limited	May 7, 2021	British Virgin Islands	100%	Investment and innovation in digital assets

Flying Lion Limited	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets

Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding

Aquarius II Sponsor Ltd.	May 4, 2021	British Virgin Islands	51%	Investment holding

Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	94%	Special purpose acquisition company

Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	93%	Special purpose acquisition company

Lion Metaverse Limited	October 26, 2021	British Virgin Islands	50%	Technology development

Lion Global Markets Trading Limited	November 28, 2025	Cayman Islands	100%	Investment and innovation in digital assets

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of Presentation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”).

Going Concern

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. The Company’s management has considered whether there is substantial doubt about its ability to continue as a going concern due to (1) the net loss of approximately $5.0 million and $27.6 million for the year ended December 31, 2025 and 2024, respectively; and (2) accumulated deficit of approximately $72.2 million and $67.2 million as of December 31, 2025 and 2024, respectively.

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

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Group’s Cayman Island operations, Singapore dollars for Singapore entity, and the Hong Kong dollar for all other Group operations. The Group’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net loss.

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

An allowance for credit losses on other financial assets, including receivables from clients, other receivable and various deposits due from vendors which were included in prepaids, deposits and others and other assets, is estimated based on the aging of these financial assets, as well as the consideration of current economic conditions and reasonable and supportable forecasts. The settlement periods of commissions receivable are usually short and within one month, the credit risk arising from receivables from clients is considered low. Other receivables and the deposits with various vendors were not material to the consolidated financial statements taken as a whole and historically the Group has not recorded an allowance for credit losses on their deposits. As a result, the allowance for credit losses for other financial assets were immaterial for current period.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Group does not have any cash equivalents as of December 31, 2025 and 2024.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. The Group has one bank account with U.S. bank subject to FDIC insurance and its balance is immaterial. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Restricted Cash — Bank Balances Held on Behalf of Customers

The Group maintains segregated trust accounts with licensed banks or payment platforms to hold customer funds in accordance with the relevant legislation. The Group has classified customer funds as bank balances held on behalf of customers with a corresponding payables to customers in the liabilities section of the consolidated balance sheets.

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

Stable Coins

Stable coins represented USD Coin (“USDC”), which are accounted for as a financial instrument that can be redeemed one USDC for one U.S. dollar on demand from the issuer. While not accounted for as cash or cash equivalents, we treat our stable coin holdings as a liquidity resource.

Digital Assets

For the year ended December 31, 2025, the Group purchased USD Tether (“USDT”), Bitcoin (“BTC”), Hyperliquid (“HYPE”), Solana (“SOL”) and Sui (“SUI”) from open market. As of December 31, 2025, digital assets (primarily include USDT, BTC, HYPE, SOL and SUI) are initially recorded at cost in the accompanying consolidated balance sheets and subsequently remeasured at fair value at the end of each reporting period, with changes in fair value recognized in “changes in fair value on digital assets” in the consolidated statements of operations.

The Company adopted ASU 2023-08, which requires entities to measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. The Company’s digital assets are within the scope of ASU 2023-08. The Company adopted ASU 2023-08 for the year beginning on January 1, 2025. The adoption of ASU 2023-08 did not cause a material cumulative-effect adjustment to the opening balance of accumulated deficit.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The Company purchased and sold digital assets, including USDT, HYPE, SOL and SUI, on CoinDesk, which provides digital infrastructure for the Company to trade digital assets. CoinDesk is one of the most trusted sources by users, institutions, and media for comparing thousands of digital assets and is commonly cited by major news outlets. Further, CoinDesk calculates price for a digital asset by taking the volume weighted average of all market pair prices reported for the digital asset instead of price from one single exchange. Thus, the Company determined that CoinDesk is the principal market for the digital assets owned.

Purchases of digital assets by the Company are included within investing activities on the accompanying consolidated statements of cash flows. The changes of digital assets are included within investing activities in the accompanying consolidated statements of cash flows. The Company accounts for its gains or losses on disposition in accordance with the first-in first-out method of accounting.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The activities of the digital assets for the year ended December 31, 2025 was disclosed in Note 6 – Digital Assets. The following table presents the activities of the digital assets for the year ended December 31, 2023. No activities occurred for the year ended December 31, 2025 and 2024.

BNB
Digital assets at January 1, 2023	$144,423
Realized gain on sale of crypto currencies	89,649
Sale of crypto currencies	(229,000)
Digital assets at December 31, 2023(1)	$5,072

(1)	As of December 31, 2025 and 2024, the Company held 21 and 21 tokens of BNB. The balance was included in the line item “other assets” in the consolidated balance sheets as of December 31, 2025 and 2024.

Prepaids, deposits and others

Prepaids, deposits and other consists of prepaid services, insurance, commissions receivable, receivable due from customers as a result of the Company’s make whole of customers’ losses from trading activities and others. Balances of prepaids, deposits and other were $771,897 and $147,538 as of December 31, 2025 and 2024, respectively.

Long-term Investment

For the year ended December 31, 2025, the Company invested to setup and own 30% interest in an investee company which was accounted for using equity method.

In accordance with ASC 323 “Investments - Equity Method and Joint Ventures”, the Company accounts for the investment using the equity method because the Company has significant influence but does not own a majority equity interest or otherwise have control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive loss, and its share of post-acquisition movements in accumulated other comprehensive loss is recognized in other comprehensive loss. The Company records its share of the results of the equity investees on a one-quarter-in-arrears basis. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the year ended December 31, 2025, the Company recorded share of equity income of $16,281 in the account of “other operating” in the consolidated statements of operations and comprehensive loss.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the years ended December 31, 2025, 2024 and 2023, the Company did not record impairment loss against investment in an equity investee.

Property and Equipment

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years with salvage value of 0%. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2025, 2024 and 2023, the Company did not record impairment loss against long-lived assets.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as cash balances held on behalf of customers.

The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lends to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of December 31, 2025 and 2024, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

Revenue Recognition

See Note 3 for details.

Commissions and Fees

Commissions and fees related to securities, derivative and TRS trading transactions are recorded on a trade date basis. Commissions expense on insurance products are recognized on the closing date of a transaction as determined by the terms of the relevant contract and insurance policy.

Extinguishment of Liabilities

In accordance with ASC 405-20 Extinguishment of Liabilities, the Group derecognizes a liability either when the debtor pays the creditor and is relieved of its obligation for the liability, or when the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor. On December 30, 2024, the Group entered into Debt to Equity Agreements with certain customers, under which 496,358,691 Class A ordinary shares were issued to settle the full payables owed to these customer creditors in an aggregate of $26.1 million. As a result, in accordance with ASC 470-50-40, the Group recorded a gain of US$24.3 million from extinguishment of liabilities which equals the difference between the fair value of shares to be issued and the net carrying amount of payables being extinguished, and was included in “Other Income” on the Consolidated Statements of Operations for the year ended December 31, 2024. The fair value of 496,358,691 Class A ordinary shares to be issued was estimated at $0.0036 per Class A ordinary share based on the closing price of $117.00 ($0.18 before ratio changes) per ADR on December 30, 2024, and was in an aggregate of approximately $1.8 million and included in “Additional Paid in Capital” on the Consolidated Balance Sheets as of December 31, 2024, and a subscription receivable of approximately $50,000 corresponding to their par value was recorded as contra equity as of December 31, 2024. In April 2025, 496,358,691 Class A ordinary shares were issued, as a result, the subscription receivable was fully settled with a corresponding charge to additional paid-in capital.

On December 31, 2025, the Group entered into the second Debt to Equity Agreements with certain customers, under which 120,317,410,525 Class A ordinary shares were issued to settle the full payables owed to these customer creditors in an aggregate of $17.6 million. As a result, the Group recorded a gain of US$8.08 million from extinguishment of liabilities which equals the difference between the fair value of shares to be issued and the net carrying amount of payables being extinguished, and was included in “Other Income” on the Consolidated Statements of Operations for the year ended December 31, 2025. The fair value of 120,317,410,525 Class A ordinary shares issued was estimated at $0.00008 per Class A ordinary share based on the closing price of $2.57 per ADR on December 31, 2025, and an aggregate of $9.5 million was recorded in the equity on the Consolidated Balance Sheets as of December 31, 2025.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

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

Loss per Ordinary Share (“EPS”)

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share”, which requires earnings per share for each class of stock (ordinary shares and participating securities) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. As the Company’s two classes of ordinary shares have the same dividend rights, loss per share for each class of ordinary shares have the same results.

Basic loss per ordinary share is computed by dividing net income or loss available to ordinary shareholders by the weighted average number of ordinary shares issued and outstanding for the periods.

In accordance with ASC 260-10-45, the 3,867,481 Class B of earnout escrow shares in connection with the business combination closed on June 16, 2020 are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis). Since June 16, 2021, 50% of 1,933,740 Class B of indemnity escrow shares in connection with the Closing of the business combination was included in the computation of basic loss per share and the remaining 50% was further included starting from June 16, 2022.

For purposes of determining diluted loss per ordinary share, basic loss per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the periods. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Loss per Ordinary Share (“EPS”) (cont.)

For the years ended December 31, 2025, 2024 and 2023, the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings loss per share because to do so would have been antidilutive. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented.

		Years Ended December 31,
		2025	2024	2023
SPAC Warrants	Note 19	-	17,795,000	17,795,000
August 2020 PIPE Warrants		-	-	729,167
February 2021 Warrants	Note 12	53,900,000,000	3,815,929,150	2,269,473,600
December 2021 Warrants	Note 12	3,571,430,000	252,844,550	150,375,950
Series H Warrant	Note 11	657,900	657,900	657,900
Series I Warrant	Note 11	442,500	442,500	-
Series J Warrant	Note 11	200,892,500	200,892,900	-
Series K Warrant	Note 11	500,392,500	-	-
Series L Warrant	Note 11	351,562,500	-	-
September 2023 Convertible Debenture	Note 11	-	-	2,000,000
January 2024 Convertible Debenture	Note 11	-	40,000	-
August 2024 Convertible Debenture	Note 11	-	267,857,143	-
June 2025 Secured Convertible Debenture	Note 11	9,821,427,500	-	-
July 2025 Secured Convertible Debenture	Note 11	2,678,572,500	-	-
December 2025 Secured Convertible Debenture	Note 11	120,714,262,500	-	-

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

On July 4, 2025, the Company acquired 10% equity interests of Lion NFT Limited. According to ASC 810-10-45-23, the Company’s acquisition of non-controlling interest in Lion NFT Limited did not represent a business combination because control over Lion NFT Limited was obtained prior to the transaction. The transaction was accounted for as equity transactions. Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net loss.

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

Income Taxes

The Company accounts for current and deferred income taxes in accordance with the authoritative guidance, which requires that the income tax impact is to be recognized in the period in which the law is enacted. Current income tax expense represents taxes paid or payable for the current period. Deferred tax assets and liabilities are recognized using enacted tax rates for the future tax impact of temporary differences between the financial statement and tax bases of recorded assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on historical and projected future taxable income over the periods in which the temporary differences are expected to be recovered or settled on each jurisdiction.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, the Company recognizes liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2025, the Company has not uncertain tax positions recorded.

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

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

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

Operating lease expense is recognized on a straight-line basis over the lease term and is included in occupancy expenses in the Group’s consolidated statements of operations and comprehensive loss.

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. As an Emerging Growth Company (“EGC”),the Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 and the adoption did not have a significant impact on the Company’s consolidated financial statements.

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. For all entities, the ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Company has adopted ASU 2023-08 for the year ended December 31, 2025 and the adoption did not have a significant impact on the Company’s consolidated financial statements.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On November 26, 2024, the FASB issued ASU 2024-04, which amends ASC 470-202 to (i) remove from the subsections on induced conversion references to (1) conversion into “equity” and (2) “equity securities,” which clarifies that the guidance in these subsections could apply to conversions of convertible debt that settle in equity, cash (or other assets), or a combination thereof, (ii) clarify that to qualify for induced conversion accounting, an inducement offer must preserve the issuance of all of the consideration (in form and amount) issuable in accordance with the conversion privileges specified in the terms of the existing debt instrument, and (iii) equire that to qualify for induced conversion accounting, an instrument must contain a substantive conversion feature as of the date on which both the issuance offer and the inducement offer are accepted by the convertible debt holder. The amendments in ASU 2024-04 are effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted as of the beginning of a reporting period if the entity has also adopted ASU 2020-06 for that period. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated statements of operations and comprehensive loss or consolidated balance sheets.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Years ended December 31,
	2025	2024	2023
Insurance brokerage commissions	$-	$479,112	$1,169,306
Securities brokerage commissions	2,568	635,414	2,732,846
Market making commissions and fees	15	125,095	3,121,661
Total revenue from contracts with customers	$2,583	$1,239,621	$7,023,813

Hong Kong	$2,583	$1,114,526	$3,902,152
Cayman Islands	-	125,095	3,121,661
	$2,583	$1,239,621	$7,023,813

All of the Group’s revenues from contracts with customers are recognized at a point in time. As of December 31, 2025 and 2024, the Company had no contract liabilities.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue Recognition (cont.)

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

	For the Years ended December 31,
	2025	2024	2023
CFD trading (losses) gains	$(11)	$396,765	$16,204,480
TRS trading gains (losses)	770,878	(672,460)	(5,076,247)
OTC stock option trading gains (losses)	8,277	(32,259,164)	(798,725)
Other trading gains	6,226	7,985	149,996
Total	$785,370	$(32,526,874)	$10,479,504

The following table represents the effect of trading activities in the account of “trading gains (losses)” on the consolidated statements of operations and comprehensive loss:

	For the Years ended December 31,
Type of Instrument	2025	2024	2023
Foreign currency	$-	$594	$-
Stock indices	(11)	482,146	18,663,955
Commodities	-	(85,975)	(2,459,475)
Equities	785,381	(32,923,639)	(5,724,976)
Total	$785,370	$(32,526,874)	$10,479,504

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue Recognition (cont.)

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

Staking Reward from Digital Assets

For the year ended December 31, 2025, the Company generates revenue through staking rewards.

The Company staked its own digital assets validating nodes, including SOL and SUI on their respective block chains. Through the contracts with block chains, the Company provides digital assets to stake on a node for the purpose of validating transactions and adding blocks to a respective blockchain network. The Company’s enforceable right to compensation begins when, and lasts for as long as, the Company provides staking services to the block chains; the Company’s performance obligation extends over the contract term given its continuous provision of staking services. This period of time corresponds with the period of service for which the block chains determines compensation due to us. Given cancellation terms of the contract, and the Company’s customary business practice, the contract effectively provides the option to renew for successive contract terms daily.

The Company is entitled to terminate its contract with block chain at any time at its own discretion. In exchange for staking the digital assets and validating transactions on blockchain networks, the Company is entitled to all of the fixed digital asset award for running the Company’s own node, for successfully validating or adding a block to the blockchain.

The provision of validating blockchain transactions is an output of the Company’s ordinary activities. Each separate block creation or validation under a smart contract with a network represents a performance obligation. The transaction consideration the Company receives - the digital asset awards - is a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the digital asset award received is determined using the quoted price of the related cryptocurrency at the time of receipt. The satisfaction of the performance obligation for transaction verification services occurs at a point in time when confirmation is received from the network indicating that the validation is complete, and the awards are available for transfer. At that point, revenue is recognized.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value

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

Financial assets measured at fair value are generally valued based on quoted prices derived from an index which is observable inputs from multiple exchanges, and they are categorized in level 2 of the fair value hierarchy

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2. As of December 31, 2024, Private Warrants are approximated by fair value of Public Warrants as their remaining life is less than six months. There were no outstanding Public Warrants as of December 31, 2025.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Fair Value (cont.)

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024:

At December 31, 2025

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$8,644	$-	$-	$8,644
Stable coins	22	-	$-	22
Digital assets	15,186,721	-	-	15,186,721
Financial assets measured at fair value	-	1,870,492	-	1,870,492
	$15,195,387	$1,870,492	$-	$17,065,879
Liabilities
Embedded derivative liabilities (included in convertible debentures)	$-	$(8,738,680)	$-	$(8,738,680)
Obligation to deliver digital assets	(5,183,110)	-	-	(5,183,110)
	$(5,183,110)	$(8,738,680)	$-	$(13,921,790)

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

The carrying amounts of cash and cash equivalents, bank balances held on behalf of customers, receivables from broker-dealers and clearing organizations, other receivables, payables to customers, payables to broker-dealers and clearing organizations, other payables and short-term borrowings approximate their fair values because of their generally short maturities.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Financial Assets Measured at Fair Value

For the year ended December 31, 2025, the Company invested USDT in futures contracts which were measured, transacted and settled in USDT. The investment was for trading purpose in the near term and was classified as financial assets measured at fair value.

For the year ended December 31, 2025, the Company incurred investment loss of $335,979 which was included in the account of “investment loss on digital assets” and incurred commission and management fees of $158,979 which was in the account of “custodian and other fees for digital assets”, respectively, in consolidated statements of operations and comprehensive loss. The investment loss of $335,979 consisted of realized loss of $349,332 and unrealized gain of $13,353. As of December 31, 2025, the Company had financial assets measured at fair value, in the form of digital assets futures, of approximately $1,870,000.

For the year ended December 31, 2025, the Company also pledged 12,000 tokens of HYPE in covered call contracts and earned realized investment income of $23,320 in the form of USDT which was included in the account of “investment loss on digital assets” and incurred management fees of $9,042 which was in the account of “custodian and other fees for digital assets”, respectively, in consolidated statements of operations and comprehensive loss. As of December 31, 2025, the Company transferred the 12,000 tokens of HYPE to custodian account and was classified as digital assets.

Note 6 — Digital Assets

Digital assets consisted of the following:

	As of December 31,
	2025	2024
Digital assets, current
HYPE	$319,646	$-
USDT	1,131,634	-
SOL	500,226	-
	$1,951,506	$-
Digital assets, non-current
BTC	$7,744,778	$-
HYPE	4,636,146	-
SOL	850,275	-
SUI	4,016	-
	$13,235,215	$-

Digital assets, current

HYPE

For the year ended December 31, 2025, the Company purchased 12,560 tokens of HYPE at cost of $500,000 from open market and incurred a decrease in fair value of $180,354 which is recorded in the “changes in fair value of digital asses” on the consolidated statements of operations and comprehensive loss.

In addition, the Company pledged 12,000 tokens out of the purchased HYPE above in covered call contracts (Note 5). As of December 31, 2025, the Company transferred the 12,000 tokens of HYPE back to custodian account and was classified as digital assets.

The Company classified the HYPE as current assets as the Company held HYPE for trading purpose.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Digital Assets (cont.)

The following table presents additional information about HYPE for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Quantity	Amount
Opening balance	-	$-
Purchases of HYPE	12,560	500,000
Changes in fair value of HYPE	-	(180,354)
Ending balance	12,560	$319,646

USDT

The following table presents additional information about USDT for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Quantity	Amount
Opening balance	-	$-
Transfer from financial asset measured at fair value	1,117,356	1,117,356
Investment income from pledge of HYPE	23,320	23,320
Management fees paid in pledge of HYPE	(9,042)	(9,042)
Ending balance	1,131,634	$1,131,634

SOL

For the year ended December 31, 2025, 4,013 tokens of SOL was exchanged from financial assets measured at fair value. As of December 31, 2025, the Company held 4,013 tokens of SOL in the account of “digital assets” on the consolidated balance sheets.

Digital assets, non-current

For the year ended December 31, 2025, the Group purchased 88 tokens of BTC, 128,931 tokens of HYPE, 6,629 tokens of SOL and 1,015,681 tokens of SUI at an aggregate cost of $8,000,000, $5,000,000, $1,000,000 and $3,620,000, respectively, from open market. The Group deposited all these digital assets with the custodian in the blocked custodial control account and staked in accordance with the Security and Pledge Agreement (the “S&PA”) entered into between the Company and the investor of June 2025 Secured Convertible Debenture, July 2025 Secured Convertible Debenture and December 2025 Secured Convertible Debenture (see Note 11). The digital assets purchased out of the proceeds from the debentures served as the security interests to the convertible debentures, and can be transferred out of custodial control account and/or exchanged into cash when the Obligations (as defined in the S&PA) are paid in full, including that no principal amount in respect of any debenture issued pursuant to June 2025 SPA (see Note 11) remains outstanding until on or after two-year anniversary of the applicable closing in respect of June 2025 SPA. Therefore the Company classified such digital assets as non-current assets on the consolidated balance sheets.

For the year ended December 31, 2025, the Group exchanged 1,015,681 tokens of SUI into 65,797 tokens of HYPE and recorded realized gain of $13,353 which was recorded in the account of “other operating income” on the consolidated statements of operations and comprehensive loss.

For the year ended December 31, 2025, the Group also earned staking reward from SOL and SUI in the amount of $34,997 and $10,297, respectively.

For the year ended December 31, 2025, the Company recognized a decrease in fair value of digital assets of $3,943,435 in the “changes in fair value of digital asses” on the consolidated statements of operations and comprehensive loss.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Digital Assets (cont.)

Additional information about digital assets, non-current

The following table presents additional information about BTC for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Quantity	Amount
Opening balance	-	$-
Purchases of BTC	88	8,000,000
Changes in fair value of BTC	-	(255,222)
Ending balance	88	$7,744,778

The following table presents additional information about HYPE for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Quantity	Amount
Opening balance	-	$-
Purchases of HYPE	116,371	4,500,000
Exchange from SUI	65,797	3,639,336
Changes in fair value of HYPE	-	(3,503,190)
Ending balance	182,168	$4,636,146

The following table presents additional information about SOL for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Quantity	Amount
Opening balance	-	$-
Purchases of SOL	6,629	1,000,000
Staking reward	202	34,997
Changes in fair value of SOL	-	(184,722)
Ending balance	6,831	$850,275

The following table presents additional information about SUI for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Quantity	Amount
Opening balance	-	$-
Purchases of SUI	1,015,681	3,620,000
Staking reward	2,865	10,297
Exchange into HYPE	(1,015,681)	(3,639,336)
Exchange gain	-	13,356
Changes in fair value of SUI	-	(301)
Ending balance	2,865	$4,016

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Software	$23,850,000	$23,850,000
Leasehold improvement	-	38,522
Office and equipment	158,876	243,761
Total cost of Property and equipment	24,008,876	24,132,283
Less: accumulated depreciation	(8,982,739)	(6,725,677)
Property and equipment, net	$15,026,137	$17,406,606

Depreciation expense, was $2,391,204, $2,435,712 and $1,795,011 for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in operating expenses.

Note 8 — Short-term Borrowings

Short-term borrowings consisted of the following as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Interest-free borrowings due to a third-party lender (a)	$109,982	$109,941
Short-term revolving loan due to a third-party lender (b)	-	2,506,000
Short-term revolving loan due to a third-party lender (c)	-	644,040
	$109,982	$3,259,981

(a)	The balance represented an interest-free loan due to a third-party lender. The loan was payable on demand.

(b)	In May 2024, a subsidiary of the Company obtained a short-term revolving loan with an aggregate principal amount of approximately $2,575,000 (HKD 20 million) from a third-party lender. The loan carries an annual interest rate of 15% and matures in May 2025. As of December 31, 2024, the outstanding principal amount was approximately $2,506,000, with accrued interest totaling approximately $146,000. The outstanding principal and accrued interest were fully settled in March 2025. For the years ended December 31, 2025 and 2024, the Company recorded interest expenses of approximately $21,600 and $146,000, respectively.

(c)	In May 2024, a subsidiary of the Company borrowed another short-term revolving loan in a principal of approximately $644,000 (HKD 5 million) from a third-party lender, due on July 31, 2024 at the interest rate of 5.83% per annum. The Company’s Chief Executive Officer (“CEO”) provided personal guarantee as collateral. This loan was fully repaid and subsequently reborrowed in the same amount in July 2024. As of December 31, 2024, the outstanding principal amount was approximately $644,000. The outstanding principal and accrued interest were fully settled in January 2025. For the years ended December 31, 2025 and 2024, the Company recorded interest expenses of approximately $2,400 and $22,000, respectively.

In April 2025, the subsidiary of the Company borrowed a short-term revolving loan in a principal of approximately $385,000 (HKD 3 million) from a third-party lender, due on July 31, 2025 at the interest rate of 8.00% per annum. The Company’s CEO provided personal guarantee as collateral. In June 2025, the outstanding principal, together with accrued interest of approximately $4,780 were fully settled.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Obligation to Deliver Digital Assets

In connection with the issuance of June 2025, July 2025 and December 2025 Secured Convertible Debentures, under June 2025 SPA (See Note 11), the Company entered into a Right to Receive Tokens agreement on June 23, 2025 (“Right to Receive Tokens”), pursuant to which the counterparty of the Right to Receive Tokens was entitled to receive from the Company, upon exercise of this Right to Receive Tokens at any time on or after the two-year anniversary of the applicable closing in respect of June 2025 SPA, 24% of each type of Tokens purchased with the net proceeds of such closings. If the Company fails to deliver the Tokens, the Company will be required to pay in cash to the counterparty of the Right to Receive Tokens an amount calculated based on the number of Tokens and the Tokens’ trading price prevailing on the date of exercising the right to receive tokens. On December 5, 2025, the Company and the counterparty of the Right to Receive Tokens entered into an Amendment No. 1 to June 2025 SPA, pursuant to which, among others, the Company and counterparty of the Right to Receive Tokens agreed that for the third subsequent closing staking, interest shall be accrued at any time the Company earns Tokens in respect of any purchased token (“Crypto Rewards”), and the Buyer is entitled to 50% of the Crypto Rewards.

Upon issuance of secured convertible debentures on June 23, 2025, July 21, 2025 and December 5, 2025, an aggregate of $6,188,800, representing 24%, 24% and 50% of the aggregate purchase costs of digital assets at $6,500,000, $2,620,000 and $8,000,000 was initially assigned to the Company’s obligation to deliver the digital assets, respectively, in connection with the Right to Receive Tokens and recorded in the account of “Obligation to deliver digital assets” on the consolidated balance sheets. For the year ended December 31, 2025, the Company also recognized a decrease in fair value of obligation to deliver digital assets of $1,005,690 and a corresponding increase in “changes in fair value of digital asses” on the consolidated statements of operations and comprehensive loss.

The following table presents additional information about obligation to deliver digital assets for the year ended December 31, 2025:

For the Year Ended December 31,
2025
Opening balance	$-
Initial recognition of obligation to deliver digital assets	6,188,800
Changes in fair value of obligation to deliver digital assets	(1,005,690)
$5,183,110

Note 10 — Related Parties

During the year ended December 31, 2023, the Group made a repayment to a director in the amount of approximately $128,000 and fully settled the outstanding balance due to the director.

During the years ended December 31, 2025 and 2024, the Company’s CEO registered a TRS trading account with the Group and became a customer of the Group’s TRS trading service. As of December 31, 2025 and 2024, the Group had extended margin financing totaling approximately $219,000 and $330,000, respectively, to the CEO and the underlying securities held in the account had a fair value of approximately $217,000 and $324,000, resulting in a net receivable of $1,700 and $6,000 due from the CEO, respectively. This receivable balance was recorded under “Prepaid expenses, deposits and other current assets” in the Group’s consolidated balance sheets. During the years ended December 31, 2025 and 2024, the Group recognized approximately $22,000 and $29,000, respectively in interest income from margin financing provided for the CEO’s TRS trading activities. This amount has been recorded in the Group’s consolidated financial statements as interest income. This transaction was conducted with terms and conditions consistent with those that would be provided to unrelated parties in normal market conditions. All margin financing activities with the CEO were executed at prevailing market rates, with no preferential terms granted to either party.

During the year ended December 31, 2025, an affiliate of the Company’s CEO registered a TRS trading account with the Group and became a customer of our TRS trading service. For the year ended December 31, 2025, the related party made deposits of approximately $644,000 to the TRS trading account and earned income of $76,000. As of December 31, 2025, the Group had balance of approximately $720,000 due to the related party which was recorded in the account of “payables to customers” on the consolidated balance sheets.

As of December 31, 2025 and 2024, LML recorded payable to DAWA for research and development expenses in the amount of approximately $800,000 and $800,000, respectively. The amount was included in the line item “accrued expenses and other payables” in the consolidated balance sheets.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Debentures

The following represents a summary of all outstanding convertible debentures presented on a combined basis which combines embedded derivative liabilities and convertible debentures at period end.

		As of December 31,
Hybrid Instruments on a Combined Basis	Related SPA	2025	2024
January 2024 Convertible Debenture	August 2022 SPA	$-	$53,928
August 2024 Convertible Debenture	August 2024 SPA	-	1,103,129
June 2025 Secured Convertible Debenture	June 2025 SPA	9,739,679	-
July 2025 Secured Convertible Debenture	June 2025 SPA	2,292,488	-
December 2025 Secured Convertible Debenture	June 2025 SPA	5,997,142	-
		$18,029,309	$1,157,057

August 2022, December 2022, September 2023 and January 2024 Convertible Debentures, under August 2022 SPA

On August 9, 2022, the Company entered into a Securities Purchase Agreement (the “August 2022 SPA”) with ATW Opportunities Master Fund II, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $3,300,000 on August 10, 2022 (the “First Closing”) in consideration of the issuance of Convertible Debenture (the “August 2022 Debenture”) in the principal amount of $3,500,000.

The Company also granted the Purchaser the right to purchase an additional $25 million of Debentures within 24-month anniversary of the First Closing Date (the “Subsequent Closings”), pursuant to which the Company received net proceeds of $2,840,000 on December 7, 2022 (the “Second Closing”) in consideration of the issuance of Convertible Debenture (the “December 2022 Debenture”) in the principal amount of $3,000,000.

On September 2, 2023, the Company entered into a letter agreement (the “September 2023 Letter Agreement”) with the Purchaser, pursuant to which the Company issued a Series H ADS Purchase Warrant (the “Series H Warrants”) to purchase up to 20 (13,158 before ratio changes) ADSs with an exercise price equal to $1,235 ($1.90 before ratio changes) per ADS and having a term of exercise expiring five years after the issuance, in consideration for the Purchaser’s exercise of rights to purchase an additional $2,500,000 convertible debenture. On September 5, 2023, the Company received net proceeds of $2,365,000 (the “Third Closing”) upon the issuance of convertible debenture (the “September 2023 Debenture”). The fair value of Series H Warrants is estimated to be at $104 ($0.16 before ratio changes) per share, and the aggregate fair value of $2,000 was treated as issuance costs for the debenture.

On January 23, 2024, the Company entered into a letter agreement (the “January 2024 Letter Agreement”) with the Purchaser, pursuant to which the Company issued a Series I ADS Purchase Warrant (the “Series I Warrants”) to purchase up to 13 (8,850 before ratio changes) ADSs with an exercise price equal to $734.50 ($1.13 before ratio changes) per ADS and having a term of exercise expiring five years after the issuance, in consideration for the Purchaser’s exercise of rights to purchase an additional $1,000,000 convertible debenture. On the same date, the Company received net proceeds of $940,000 (the “Fourth Closing”) upon the issuance of convertible debenture (the “January 2024 Debenture”). The fair value of Series I Warrants is estimated to be at $58.50 ($0.09 before ratio changes) per share, and the aggregate fair value of $800 was treated as issuance costs for the debenture.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Debentures (cont.)

The Convertible Debentures issued under August 2022 SPA have the same terms, including 5% OID, maturing at the 36-month anniversary, and bearing interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election. The Debentures is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $40,625 ($1.25 before ratio changes) or 85% of the lowest Volume-Weighted Average Price (“VWAP”) in the last fifteen (15) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $24,375 ($0.75 before ratio changes), subject to adjustment, per ADS. Upon the conversion of all of this debenture prior to the maturity date, the holder shall be entitled to receive all interest which would have accrued on the principal amount being converted after the date of such conversion, in any combination of cash or ADSs at the Company’s election (the “Interest Make-Whole”).

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

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $2,000, $288,000 and $522,000 for the years ended December 31, 2025, 2024 and 2023, respectively resulting from the amortization of the debt discounts in connection with the debentures issued under August 2022 SPA.

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

For the year ended December 31, 2025, the remaining January 2024 Convertible Debenture along with the Make-Whole interest was fully converted into an aggregate of 56,337,500 Class A ordinary shares. As of December 31, 2025, there was no outstanding debentures issued under August 2022 SPA.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Debentures (cont.)

August 2024, January 2025 and May 2025 Convertible Debentures, under August 2024 SPA

On August 9, 2024, the Company entered into a Securities Purchase Agreement (the “August 2024 SPA”) with the same purchaser (the “Purchaser”), pursuant to which the Company received net proceeds of $1,400,000 on the same date (the “First Closing”) in consideration of the issuance of Convertible Debenture (the “August 2024 Convertible Debenture”) in the principal amount of $1,500,000 and the issuance of warrant (the “Series J Warrant”) to purchase 6,181 (4,017,858 before ratio changes) ADSs of the Company with an exercise price equal to $182.00 ($0.28 before ratio changes) per ADS and having a term of exercise expiring on August 9, 2031. August 2024 Convertible Debenture is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $182.00 ($0.28 before ratio changes) or 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $23.14 ($0.04 before ratio changes) per ADS, subject to adjustment. The Company also granted the Purchaser the right to purchase an additional $23,750,000 of Debentures within 24-month anniversary of the First Closing Date.

On January 23, 2025, the Purchaser exercised its subsequent closing right and purchased an additional debenture (the “January 2025 Convertible Debenture”) having a principal balance of $2,135,000, pursuant to which the Company received net proceeds of $2,000,000 on the same date (the “Second Closing”). January 2025 Convertible Debenture is convertible into ADSs, beginning after its original date of issuance at a conversion price at the lower of $104.00 ($0.16 before ratio changes) and 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date, in no event that the conversion price shall be lower than $20.80 ($0.03 before ratio changes) per ADS, subject to adjustment. The Company also issued a Series K Warrant (the “Series K Warrant”) to purchase up to 15,396 (10,007,812 before ratio changes) ADSs, with an exercise price equal to $104.00 ($0.16 before ratio changes) per ADS and having a term of exercise expiring on January 23, 2032.

On May 23, 2025, the Purchaser exercised its subsequent closing right and purchased an additional debenture (the “May 2025 Convertible Debenture”) having a principal balance of $750,000, pursuant to which the Company received net proceeds of $705,000 on the same date (the “Third Closing”). May 2025 Convertible Debenture is convertible into ADSs, beginning after its original date of issuance at a conversion price at the lower of $35.23 ($2.71 before ratio change) and 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date, in no event that the conversion price shall be lower than $7.02 ($0.54 before ratio change) per ADS, subject to adjustment. The Company also issued a Series L Warrant (the “Series L Warrant”) to purchase up to 10,817 (140,625 before ratio change) ADSs, with an exercise price equal to $52.00 ($4.00 before ratio change) per ADS and having a term of exercise expiring on May 23, 2032.

Except for the fixed conversion price, the debentures issued under August 2024 SPA have the same terms, including 5% OID, bearing interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and maturing on the third anniversary of the issuance date. These debentures also have the feature of Interest Make-Whole.

The detachable Series J, Series K and Series L Warrants issued to the Purchaser are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of Series J Warrants is estimated to be at $118.30 ($0.18 before ratio changes) per ADS, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $163.15 ($0.25 before ratio changes) per ADS, volatility of 103.17%, a risk free rate of 3.42%, and an expected dividend yield of 0%. The fair value of Series K Warrants is estimated to be at $56.42 ($0.09 before ratio changes) per ADS, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $91.00 ($0.14 before ratio changes) per ADS, volatility of 104.60%, a risk free rate of 4.06%, and an expected dividend yield of 0%. The fair value of Series L Warrants is estimated to be at $2.99 ($0.23 before ratio change) per ADS, by using Binomial Option Pricing Model with an expected term of 7 years, a stock price of $35.88 ($2.76 before ratio change) per ADS, volatility of 103.28%, a risk free rate of 3.73%, and an expected dividend yield of 0%.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Debentures (cont.)

In accordance with ASC 470-20, Debt with Conversion and Other Options, the net proceeds were allocated to the base instrument of Convertible Debenture and the detachable warrants on their relative fair value basis, in the amount of approximately $460,000, $578,000 and $29,000 for Series J, Series K and Series L Warrants, respectively.

Upon issuance, the Company bifurcated and recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $528,000, $754,000 and $267,000 on the consolidated balance sheets for August 2024, January 2025 and May 2025 Convertible Debentures, respectively, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during the period, and initially assigned to the host debentures at the carrying value of approximately $412,000, $668,000 and $409,000 for August 2024, January 2025 and May 2025 Convertible Debentures, respectively, representing the difference between the previous carrying amount of the hybrid instruments and the fair value of the derivatives.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $452,000 and $151,000 for the years ended December 31, 2025 and 2024, respectively resulting from the amortization of the debt discounts in connection with the debentures issued under August 2024 SPA.

As of December 31, 2024, the carrying amount of the hybrid August 2024 Convertible Debenture was approximately $1,103,000, including its embedded derivative liability of approximately $540,000.

For the year ended December 31, 2025, the whole August 2024 Convertible Debenture along with the Make-Whole interest of approximately $540,000 were fully converted into an aggregate of 1,828,532,500 Class A ordinary shares, the whole January 2025 Convertible Debenture along with the Make-Whole interest of approximately $769,000 were fully converted into an aggregate of 5,266,612,500 Class A ordinary shares, and the whole May 2025 Convertible Debenture along with the Make-Whole interest of approximately $270,000 were fully converted into an aggregate of 8,094,255,000 Class A ordinary shares. As of December 31, 2025, there was no outstanding debentures issued under August 2024 SPA.

June 2025, July 2025 and December 2025 Secured Convertible Debentures, under June 2025 SPA

On June 17, 2025, the Company entered into a Securities Purchase Agreement (the “June 2025 SPA”) with an institutional investor (the “Buyer”). Pursuant to the SPA, subject to certain conditions precedent contained therein, the Company may sell to the Buyer up to an aggregate of $600 million in newly issued senior secured convertible debentures (the “Debentures”), and on June 23, 2025 the Company received net proceeds of $10,203,000 in consideration of the issuance of Convertible Debenture (the “June 2025 Secured Convertible Debenture”) in the principal amount of $11,000,000. The Debenture is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $36.40 ($2.80 before ratio change) or 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $7.80 ($0.60 before ratio change) per ADS, subject to adjustment. The Company has the option to request the Buyer to purchase additional Debentures, and the Buyer has the option to cause the Company to sell additional Debentures (the “Subsequent Closings”). The Buyer’ rights to effect any Subsequent Closings shall terminate upon the fourth anniversary of the First Closing Date. The Company has agreed, subject to certain exceptions contained in the SPA, to use 75% of the net proceeds from the sale of the Debentures to purchase certain cryptocurrency (the “Tokens”) as set forth in the SPA, with $6.5 million of Tokens purchased at the First Closing. The Group had used $6.5 million to purchase tokens. (See Note 6 – Digital Assets for Token purchased).

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Convertible Debentures (cont.)

On July 21, 2025, pursuant to the terms of SPA, the Company consummated its subsequent offering of an additional senior secured convertible debenture with the Buyer in the principal amount of $3,000,000 (July 2025 Secured Convertible Debenture), and received net proceeds of $2,620,000. July 2025 Secured Convertible Debenture is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $36.40 ($2.80 before ratio change) or 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $7.80 ($0.60 before ratio change) per ADS, subject to adjustment. The Company has agreed and used all net proceeds of $2,620,000 from the second closing to purchase tokens. (See Note 6 – Digital Assets for Token purchased).

On December 3, 2025, the Company and the Buyer entered into an Amendment No. 1 to June 2025 SPA, pursuant to which, among others, the Company and the Buyer agreed that for the third subsequent closing staking, interest shall be accrued at any time the Company earns Tokens in respect of any purchased token (“Crypto Rewards”), and the Buyer is entitled to 50% of the Crypto Rewards. On December 5, 2025, the Company consummated its third subsequent offering in consideration of the issuance of Convertible Debenture in the principal amount of $10,400,000 (the “December 2025 Secured Convertible Debenture”), and received net proceeds of $9,716,820. December 2025 Secured Convertible Debenture is convertible into ADSs at the option of the holder, beginning after its original date of issuance at a conversion price that is the lesser of $2.80 or 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to conversion, in no event that the conversion price shall be lower than $0.60 per ADS, subject to adjustment. The Company has agreed and used $8,000,000 out of net proceeds from the third closing to purchase tokens. (See Note 6 – Digital Assets for Token purchased).

The debenture issued under June 2025 SPA have the similar terms with previously issued convertible debentures. It has 4% original investor discount, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and matures on the third anniversary of the issuance date. These debentures also have the feature of Interest Make-Whole.

Unlike the previously issued convertible debentures, the debentures issued under June 2025 SPA will rank senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Debentures) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the subsidiaries and the Tokens purchased with the proceeds of the Debentures, as evidenced by a security agreement (the “Security and Pledge Agreement” or “S&PA”). All purchased Tokens are deposited with the custodian in the blocked custodial control account and staked in accordance with the S&PA. In addition, the Company entered into a Right to Receive Tokens agreement on June 23, 2025 (“Right to Receive Tokens”) which was amended for the third closing on December 5, 2025, pursuant to which the Buyer is entitled to receive from the Company, upon exercise of this Right to Receive Tokens at any time on or after the two-year anniversary of the applicable closing, 24%, 24% and 50% of each type of Tokens purchased with the net proceeds from the first, second and third closings, respectively. If the Company fails to deliver the Tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Debentures (cont.)

Upon issuance and the closings on June 23, 2025, July 31, 2025 and December 5, 2025, the Company accounted for obligation to deliver digital asset of $1,560,000, $628,800 and $4,000,000 as debt discount and included in “Obligation to deliver digital assets” on the consolidated balance sheets (See Note 9 for the investor’s right to receive tokens).

The Company then bifurcated and recognized the embedded derivative liability for Interest Make-Whole feature at its fair value of approximately $3,917,000, $1,067,000 and $3,687,000 on the consolidated balance sheets for June 2025, July 2025 and December 2025 Secured Convertible Debentures, respectively, which equal to the present value of the stated interest cash flows, with any changes in its fair value recognized in the earnings during the period, and initially assigned to the host debentures at the carrying value of approximately $4,946,000, $984,000 and $2,230,000 for June 2025, July 2025 and December 2025 Secured Convertible Debentures, respectively. Further, the Company charged the debt issuance cost of $220,000, $60,000 and $200,000 for June 2025, July 2025 and December 2025 Secured Convertible Debentures, respectively, representing 2% of the placement agent fee against the host debenture. Debt discount and debt issuance costs are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date.

Debt discounts are amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Company recognized interest expense aggregating approximately $1,629,000 for the year ended December 31, 2025 resulting from the amortization of the debt discounts in connection with the debentures issued under June 2025 SPA.

For the year ended December 31, 2025, the June 2025 Secured Convertible Debenture along with the Make-Whole interest were partially converted into an aggregate of 566,280,000 Class A ordinary shares. As of December, 2025, the carrying amount of the hybrid June 2025 Secured Convertible Debenture was approximately $9,740,000, including its embedded derivative liability of approximately $3,924,000, the carrying amount of the hybrid July 2025 Secured Convertible Debenture was approximately $2,292,000, including its embedded derivative liability of approximately $1,080,000, and the carrying amount of the hybrid December 2025 Secured Convertible Debenture was approximately $5,997,000, including its embedded derivative liability of approximately $3,735,000.

Note 12 — Convertible Preferred Shares and Attached Warrants

February 2021 Series A Convertible Preferred Shares and Warrants, under February 2021 SPA

On February 15, 2021, the Company entered into a Securities Purchase Agreement (the “February 2021 SPA”) with one third party investor (the “Purchaser”), pursuant to which the Company received $6,440,000 in consideration of the issuance of: a) Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) with a stated value of $7,000,000; b) a warrant (the “Series D Warrant”) to purchase 71 (2,333,333 before ratio changes) ADSs of the Company until the fifth year anniversary of the closing date at an exercise price of $97,500.00 ($3.00 before ratio changes) per ADS; c) a one-year warrant to purchase 410 (13,333,333 before ratio changes) ADS (the “Series E Warrant”) at an exercise price of $97,500.00 ($3.00 before ratio changes) per ADS, each exercise of which entitles the warrant holder to receive one ADS and a 8% cash discount; and d) a 5-year warrant to purchase 410 (13,333,333 before ratio changes) ADS (the “Series F Warrant”, together with the Series D Warrant and the Series E Warrant, the “February 2021 Warrants”) at an exercise price of $97,500.00 ($3.00 before ratio changes) per ADS. The exercisability of Series F Warrant shall vest ratably from time to time in proportion to the exercise of the Series E Warrants by the holder. The transactions contemplated under the February 2021 SPA were closed on February 18, 2021.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Convertible Preferred Shares and Attached Warrants (cont.)

The number of Series A Convertible Preferred Shares is 7,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series A Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the six month anniversary of the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $97,500.00 ($3.00 before ratio changes) per ADS. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. At election of the Company, the Series A Convertible Preferred Shares may be redeemed, subject to certain equity conditions. Both the Series A Convertible Preferred Shares and the February 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

Series A Convertible Preferred Shares are classified as equity and carried at the amount recorded at inception, without amortization. The discount to the redemption amount shall be recognized as a dividend upon redemption. As of December 31, 2022, Series A Preferred Shares along with accrued dividend have been fully converted into Class A ordinary shares.

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

	Series D	Series E	Series F
Expected term in years	5	1	5
Stock price per ADS	$96,525.00	$98,150.00	$96,525.00
Stock price per ADS (before ratio changes)	$2.97	$3.02	$2.97
Expected dividend yield	0%	0%	0%
Volatility	43.05%	50.45%	43.05%
Risk-free interest Rate	0.63%	0.21%	0.63%
Initial fair value per share	$34,775.00	$17,225.00	$28,925.00
Initial fair value per share (before ratio changes)	$1.07	$0.53	$0.89

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Convertible Preferred Shares and Attached Warrants (cont.)

In consideration of the transaction entered into in December 2021 below, the investor agrees to waive the full ratchet anti-dilution provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Shares is adjusted to the lower of $56,875.00 ($1.75 before ratio changes)  or 90% of the lowest daily VWAP in the last 10 trading days prior to conversion, in no event that the conversion price shall be lower than $24,375.00 ($0.75 before ratio changes) , as amended; (ii) the exercise price of the Series D Warrants is adjusted to $81,250.00 ($2.50 before ratio changes); (iii) the exercise price of the Series E Warrants is adjusted to $65,000.00 ($2.00 before ratio changes); and (iv) the exercise price of the Series F Warrants is adjusted to $81,250.00 ($2.50 before ratio changes). The ADSs issuable upon exercise of the Series D/E/F Warrants were adjusted to 86, 615 and 492 (2,800,000, 20,000,000 and 16,000,000 before ratio changes), respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 Warrants in an aggregate of $5.3 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2021.

December 2021 Series B Convertible Preferred Shares and Warrants, under December 2021 SPA

On December 13, 2021, the Company entered into a Securities Purchase Agreement (the “December 2021 SPA”) with the same third party investor (the “Purchaser”), pursuant to which the Company received net proceeds of $3,800,000 in consideration of the issuance of: a) Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”) with a stated value of $4,000,000; and b) a 5-year warrant to purchase 70 (2,285,715 before ratio changes) ADSs (the “Series G Warrants”, or the “December 2021 Warrants”) of the Company until on or prior to December 13, 2026 at an exercise price of $81,250.00 ($2.50 before ratio changes) per ADS. The transactions were closed on December 13, 2021.

The number of Series B Convertible Preferred Shares is 4,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series B Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $56,875.00 ($1.75 before ratio changes) per ADS or 90% of the lowest daily VWAP during the 10 consecutive trading days prior to the conversion date, in no event that the conversion price shall be lower than $24,375.00 ($0.75 before ratio changes) per ADS, as amended. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. On the third anniversary of the original issue date, the Company shall redeem, at the option of the holder, all of the then outstanding Series B Convertible Preferred Shares, for an amount in cash equal to the sum of (a) 100% of the aggregate cash investment of $3,800,000 and (b) accrued but unpaid dividends due in respect of the preferred shares. Both the Series B Convertible Preferred Shares and the December 2021 Warrants include full ratchet anti-dilution provisions, and contain a beneficial ownership limitation on such conversion or exercise.

In accordance with applicable accounting standards, Series B Convertible Preferred Shares qualified as redeemable securities and are classified as mezzanine equity. The discounts are accreted over the period from the date of issuance to the date of the earliest redemption and the accretion is treated as a deemed dividend. As of December 31, 2022, Series B Preferred Shares along with accrued dividend have been fully converted into Class A ordinary shares.

The detachable December 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2021 Warrants is estimated to be at $18,850.00 ($0.58 before ratio changes) per share by using Binomial Option Pricing Model with an expected term of 5 years, a stock price of $55,250.00 ($1.70 before ratio changes) per ADS, volatility of 53.42%, a risk free rate of 1.30% and an expected dividend yield of 0%.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Convertible Preferred Shares and Attached Warrants (cont.)

Further Changes to February 2021 and December 2021 Warrants

As part of consideration of entering into the May 2022 SPA, the Company agreed to extend the February 2021 and December 2021 Warrants termination dates for two years. Pursuant to the adoption of ASU 2021-04, the Company considered the guidance in in ASC 815-40-35-16 through ASC 815-40-35-18 regarding the modification or exchange of a freestanding equity-classified written call option, and recognized the incremental fair value of the warrants aforementioned as a debt discount or debt issuance cost in accordance with paragraph 815-40-35-17(b), in an amount of $1.3 million.

On January 3, 2023 in connection of the withdrawal of registration statement on Form F-1, the Company entered into warrant extension letter to extend the termination dates of Series D/E/F/G for another two years to February 18, 2030, February 18, 2027, February 18, 2030, and December 13, 2030, respectively. Pursuant to the adoption of ASU 2021-04, in accordance with paragraph 815-40-35-17(d), the Company recognized the incremental fair value of the warrants aforementioned as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2023, in an amount of approximately $3.1 million. The fair value of Series D, E and G Warrants immediately before the modification is estimated to be at $5,232.50, $5,635.50 and $6,279.00 ($0.16, $0.17 and $0.19 before ratio changes) per share, respectively by using Binomial Option Pricing Model with an expected term of 5.13, 2.13 and 5.94 years, respectively, a stock price of $22,262.50 ($0.69 before ratio changes) per ADS, volatility of 60.29%,106.31%, 60.19%, respectively, a risk free rate of 3.81%, 4.503% and 3.75%, respectively, and an expected dividend yield of 0%. The fair value of Series D, E and G Warrants after the modification is estimated to be at $8,274.50, $9,841.00 and $9,607.00 ($0.25, $0.30 and $0.29 before ratio changes) per share, respectively by using Binomial Option Pricing Model with an expected term of 7.13, 4.13 and 7.94 years, respectively, a stock price of $22,262.50 ($0.69 before ratio changes) per ADS, volatility of 63.28%, 108.01% and 64.87%, respectively, a risk free rate of 3.69%, 3.93% and 3.65%, respectively, and an expected dividend yield of 0%.

On September 3, 2023, as a result of the issuance of Series H Warrants in September 2023 (as discussed in Note 11), the exercise price of the Series D/E/F/G Warrants was further adjusted to $1,235.00 ($1.90 before ratio changes) per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 5,668, 32,388, 32,388, and 4,626 (3,684,210, 21,052,631, 21,052,631 and 3,007,519 before ratio changes), respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $6.1 million, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2023. The fair value of Series D, E and G Warrants immediately before the reprice is estimated to be at $793.00, $227.50 and $929.50 ($1.22, $0.35, and $1.43 before ratio changes) per share, respectively and the fair value of Series D, E and G Warrants after the reprice is estimated to be at $110.50, $162.50 and $117.00 ($0.17, $0.25 and $0.18 before ratio changes) per share, respectively, by using Binomial Option Pricing Model with an expected term of 6.46, 3.46 and 7.28 years, respectively, a stock price of $1,976.00 ($3.04 before ratio changes) per ADS, volatility of 107.83%, 108.52%, 107.66%, respectively, a risk free rate of 3.90%, 4.22% and 3.87%, respectively, and an expected dividend yield of 0%.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Convertible Preferred Shares and Attached Warrants (cont.)

In September 2023, the Company received an aggregate of net proceeds of approximately $0.7 million in exchange for the issuance of 20,000,000 Class A ordinary shares, as a result of the partial exercise of 615 (400,000 before ratio changes) Series E Warrants at an exercise price of $1,235.00 ($1.90 before ratio changes) per ADS.

On January 23, 2024, as a result of the issuance of Series I Warrants in January 2024 (as discussed in Note 11), the exercise price of the Series D/E/F/G Warrants was further adjusted to $734.50 ($1.13 before ratio changes) per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 9,530, 54,039, 54,458, and 7,780 (6,194,690, 35,125,663, 35,398,230 and 5,056,891 before ratio changes), respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $429,000, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2024. The fair value of Series D, E, F(vested) and G Warrants immediately before the reprice is estimated to be at $36.40, $32.50, $36.40 and $38.35 ($0.06, $0.05, $0.06 and $0.06 before ratio changes) per share, respectively and the fair value of Series D, E, F(vested) and G Warrants after the reprice is estimated to be at $24.05, $27.30, $24.05 and $25.35 ($0.04, $0.04, $0.04 and $0.04 before ratio changes) per share, respectively, by using Binomial Option Pricing Model with an expected term of 6.07, 3.07, 6.07 and 6.89 years, respectively, a stock price of $624.00 ($0.96 before ratio changes) per ADS, volatility of 105.21%, 98.06%, 105.21%, and 105.42%, respectively, a risk free rate of 3.69%, 3.86%, 3.69% and 3.68%, respectively, and an expected dividend yield of 0%.

On January 9, 2025, the Company entered into an amendment to the Series E Warrant with the holder. Pursuant to the amendment, the parties agreed to amend the exercise price of the Warrant from $734.50 ($1.13 before ratio changes) per ADS to the lower of (x) $734.50 ($1.13 before ratio changes) and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the exercise date (“Market Exercise Price”), provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000. The parties also agreed to extend the termination date of Series E Warrant from February 18, 2027 to January 9, 2028. In accordance with paragraph ASC 815-40-35-17(d), the Company recognized the incremental fair value of the warrants aforementioned as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2025, in an amount of approximately $612,000. The fair value of Series E Warrants immediately before the modification is estimated to be at $3.97 ($0.006 before ratio changes) per ADS, by using Binomial Option Pricing Model with an expected term of 2.11 years, a stock price of $115.70 ($0.18 before ratio changes) per ADS, volatility of 100.16%, a risk free rate of 4.02% and an expected dividend yield of 0%. The fair value of Series E Warrants after the modification is estimated to be at $15.47 ($0.02 before ratio changes) per ADS, by using Monte Carlo simulation with an expected term of 3.0 years, a stock price of $115.70 ($0.18 before ratio changes) per ADS, volatility of 96.92%, a risk free rate of 4.02%, and an expected dividend yield of 0%.

On May 23, 2025, as a result of the issuance of Series L Warrants (as discussed in Note 11), the fixed exercise price of the Series D/E/F/G Warrants was further adjusted from $734.50 ($56.50 before ratio change) to $52.00 ($4.00 before ratio change) per ADS. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 134,615, 754,615, 769,230, and 109,890 (1,750,000, 9,810,000, 10,000,000, and 1,428,572 before ratio change), respectively for the aggregate exercise price to remain unchanged. In accordance with ASC 260-10-25-1, the Company recognized the effect of such reprice event for February 2021 and December 2021 Warrants in an aggregate of approximately $2,916,000, and the effect is treated as a dividend and a reduction to income available to ordinary shareholders in the basic EPS calculation for the year ended December 31, 2025. The fair value of Series D, F(vested) and G Warrants immediately before the reprice is estimated to be at $5.85, $5.85 and $8.45 ($0.45, $0.45 and $0.65 before ratio change) per ADS, respectively and the fair value of Series D, F(vested) and G Warrants after the reprice is estimated to be at $2.47, $2.47 and $2.73 ($0.19, $0.19 and $0.21 before ratio change) per ADS, respectively, by using Binomial Option Pricing Model with an expected term of 4.74, 4.74 and 5.56 years, respectively, a stock price of $35.88 ($2.76 before ratio change) per ADS, volatility of 99.36%, 99.36%, and 103.70%, respectively, a risk free rate of 3.62%, 3.62% and 3.65%, respectively, and an expected dividend yield of 0% for both before and after the reprice. The fair value of Series E Warrants (subject to Market Exercise Price) before the reprice is estimated to be at $8.06 ($0.62 before ratio change) per ADS and after the reprice is estimated to be at $2.08 ($0.16 before ratio change) per ADS, by using Monte Carlo simulation with an expected term of 2.63 years, a stock price of $35.88 ($2.76 before ratio change) per ADS, volatility of 99.99%, a risk free rate of 3.63%, and an expected dividend yield of 0%. The fair value of Series E Warrants (subject to fixed exercise price) after the reprice is estimated to be at $1.82 ($0.14 before ratio change) per ADS, by using Binomial Option Pricing Model with the same other inputs as Series E Warrants (subject to Market Exercise Price).

For the year ended December 31, 2025, the Company received an aggregate of net proceeds of approximately $5.9 million in exchange for the issuance of 12,940,000,000 Class A ordinary shares, as a result of the partial exercise of Series E Warrants at Market Exercise Price.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Commitments and Contingencies

Contingencies

Occasionally, the Group is a party to certain legal cases arising in the ordinary course of business. The Group accrues loss contingency associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. In the first half of 2024, a client (the “Plaintiff”) filed a statement of claim with the High Court of Hong Kong claiming an amount of HK$91,599,433 (approximately US$11,730,000), which LBL, a subsidiary of the Company has failed to transfer the said sum under the Plaintiff’s securities account to the plaintiff (the “Civil Case”). In July 2024, LBL filed a defense with the High Court of Hong Kong to dispute the claim and stated no outstanding sum owed to the Plaintiff. The Civil Case is currently in early stage and LBL will continue to vigorously defend against the case. The Group’s management does not expect it is probable that the disposition of such claim will have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows. Among the amount claimed, the Group recorded in “Accrued expenses and other payables” a balance of approximately $2,663,000 (HK$20,791,761) as of December 31, 2024, resulting from an investment profits sharing agreement with the Plaintiff, as the transaction is in dispute. As of December 31, 2025, such amount was reclassified to “other non-current liabilities” in a balance of approximately $2,671,000 as the Company assessed the case would not be resolved in a year.

Note 14 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company was initially authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. On October 6, 2023, the Company held the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). The 2023 Annual Meeting approved the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, to US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each. On March 7, 2025, the Company held the Extraordinary Meeting of Shareholders (the “2025 EGM”). The 2025 EGM approved the increase of the Company’s authorized share capital to US$20,000,000, with a nominal value of US$0.0001 each, comprising (a) 190,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. On September 29, 2025, the Company held the 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”). The 2025 Annual Meeting approved the increase of the Company’s authorized share capital to US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each.

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

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Stockholders’ Equity (cont.)

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

As of December 31, 2025 and 2024, there was an aggregate of 150,847,024,115 and 1,777,596,090 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 811,544,015 and 65,387,845 Class B ordinary shares issued and outstanding, respectively. As of December 31, 2025 and 2024, there was no preferred shares issued and outstanding.

January 2021 Call Options

On January 6, 2021, the Company entered into a binding strategic cooperation framework agreement (the “Strategic Cooperation Agreement”) with Mr. Yao Yongjie (“Mr. Yao”) and engaged Mr. Yao as the chief technical adviser to provide technical advice and consultancy service in blockchain industry. The Company grants to Mr. Yao options (the “Call Options”) to subscribe for 6 million Class A ordinary shares at a price fixed at US$2 per Class A ordinary share. Within 24 months of the signing of the Strategic Cooperation Agreement, Mr. Yao may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i)	if the closing price of the shares in the Company exceeds US$97,500 (US$ 3.00 before ratio changes) per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(ii)	if the closing price of the shares in the Company exceeds US$162,500 (US$ 5.00 before ratio changes) per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(iii)	if the closing price of the shares in the Company exceeds US$243,750 (US$ 7.50 before ratio changes) per ADS for 3 consecutive trading days, Mr. Yao may exercise 2 million call options.

The Company estimated the fair value of the call options at $0.47, $0.33 and $0.16 per Class A ordinary share for three tranches, respectively on the date of grant using Binomial Option Pricing Model applying an expected term of 2 years, a stock price of $63,050 per ADS, volatility of 51.69%, a risk free rate of 0.21% and an expected dividend yield of 0%. The aggregate fair value of the Call Options of $1,909,000 is recognized as stock-based compensation expense over the requisite service period which is five-year period from the date thereof. For the years ended December 31, 2023, an aggregate of $382,000 each was recognized in expenses included in the consolidated statements of operations for the service provided. During the year ended December 31, 2024, the remaining of $763,000 was fully recognized as expenses.

For the year ended December 31, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options. As of January 3, 2023, the remaining aggregate of 4 million Call Options expired unexercised.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the business combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). The administrator is authorized to grant deferred shares to any eligible individual. The number of shares of deferred shares shall be determined by the administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the administrator. As of December 31, 2025 and 2024, a total of 3,936,504 shares each had been granted and issued under the 2020 Plan and a total of 695,945 shares each remained available for future awards.

2023 Share Incentive Plan

On October 6, 2023, the 2023 Annual Meeting approved and adopted the Company’s 2023 Equity Incentive Plan (the “2023 Plan”), pursuant to which an aggregate of 33,818,770 ordinary shares will be awarded or granted. On October 31, 2023, the Compensation Committee approved that a total of 32,000,000 Class B ordinary shares in the form of shares and deferred shares were granted to two directors in exchange for their services through the third quarter of 2024. The Company estimated the fair value of shares at $0.02 per Class B ordinary share based on the closing price of $650.00 ($1.00 before ratio changes) per ADS on the grant date in an aggregate of $640,000. The stock-based compensation expenses are recognized over the requisite service period. On December 14, 2023, a total of 14,000,000 Class B ordinary shares were vested and issued to the directors. For the year ended December 31, 2024, an aggregate of 11,888,889 Class B ordinary shares was issued to the directors.

In November 2024, an aggregate of 28,956,705 Class B ordinary shares, including the remaining 1,818,770 shares under 2023 Plan and the remaining 27,137,935 shares under the 2024 Plan (as discussed below), was granted and issued to one executive director and vested immediately. The Company estimated the fair value of shares at $0.004 per Class B ordinary share based on the closing price of $137.15 ($0.21 before ratio changes) per ADS on the grant date in an aggregate of $122,000.

As of December 31, 2025 and 2024, no shares under the 2023 Plan remained available for future awards.

2024 Share Incentive Plan

On May 20, 2024, the Board of Directors approved and adopted the Company’s 2024 Equity Incentive Plan (the “2024 Plan”), pursuant to which an aggregate of 47,137,935 Class A or Class B ordinary shares will be awarded or granted. On the same date, the Board and the Audit Committee approved that a total of 20,000,000 Class B ordinary shares were granted to certain employees and vested immediately. The Company estimated the fair value of shares at $0.009 per Class B ordinary share based on the closing price of $299.65 ($0.46 before ratio changes) per ADS on the grant date, resulting in an aggregate of $184,400 recorded as compensation expenses in May 2024. On May 21, 2024, a total of 18,500,000 Class B ordinary shares were issued to the employees. As of December 31, 2025 and 2024, no shares under the 2024 Plan remained available for future awards.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Stock-Based Compensation (cont.)

2025 Share Incentive Plan

On September 3, 2025, the Board of Directors approved and adopted the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), under which the maximum aggregate number of Class A or Class B ordinary shares of the Company which may be issued pursuant to all awards is 1,492,312,340. On October 28, 2025, the Board and the Audit Committee approved that a total of 746,156,170 Class B ordinary shares were granted to one employee and vested immediately. On November 4, 2025, the Company and the employee executed the share-based compensation agreement, and granted 746,156,170 Class B ordinary shares to the employee. The Company estimated the fair value of shares at $0.0003 per Class B ordinary share based on the closing price of $9.36 ($0.72 before ratio change) per ADS on the grant date of November 4, 2025, resulting in an aggregate of $214,893 recorded as compensation expenses for the year ended December 31, 2025. As of December 31, 2025, a total of 746,156,170 shares under the 2025 Plan remained available for future awards.

The following table provides the details of the total share-based payments under 2023 Plan, 2024 Plan and 2025 Plan for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the Years ended December 31,
	2025	2024	2023
Compensation and benefits	$214,893	$573,264	$373,333
Communication and technology	-	-	225,000
Marketing	-	-	206,250
Professional fees	-	-	243,750
General and administrative	-	-	243,750
Total	$214,893	$573,264	$1,292,083

As of December 31, 2025, the Group had no unrecognized compensation expense related to future services.

Note 16 — Income Taxes

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	For the Years ended December 31,
	2025	2024	2023
Current	$1,002	$1,245	$1,058
Deferred	-	-	-
Total	$1,002	$1,245	$1,058

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Income Taxes (cont.)

We applied ASU 2023-09 on a prospective basis. Accordingly, the disaggregation of rate reconciliation categories in the table below provide the disclosures required by ASU 2023-09 for the year ended December 31, 2025. The reconciliation of the U.S. federal statutory income tax rate to the 2025 effective income tax rate was as follows:

	For the years ended December 31, 2025
	Amount	%
Hong Kong
Income benefit at applicable statutory rate (1)	$(496,089)	16.5
Non-taxable income or non-deductible expenses	281,932	(9.3)
Utilisation of unrecognised tax losses	214,157	(7.2)
Foreign tax effects:
Singapore
Income tax benefit at applicable statutory rate	(100,438)	16.5
Statutory income tax rate differential	(3,458)	0.5
Non-taxable income or non-deductible expenses	103,896	(17.0)
Cayman Islands
Income tax benefit at applicable statutory rate	(227,159)	16.5
Statutory income tax rate differential	227,159	(16.5)
Other foreign jurisdictions	1,002	13.4
Income tax provision	$1,002	0.0

Reconciliation of income tax expense for the years ended December 31, 2024 and 2023 was as followings:

	For the Years Ended December 31,
	2024	2023

Income tax (benefit) expense at applicable statutory rate (1)	$(4,490,854)	$(792,883)
Nondeductible expenses	1,612	939,078
Impact of foreign tax rate differential (2)	3,593,100	(1,047,950)
Current year change in valuation allowance	1,033,191	(45,629)
Other	(4,829)	(4,304)
Prior year examination adjustment	(130,975)	952,746
Reported income taxes	$1,245	$1,058

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Income Taxes (cont.)

Significant components of the Group’s deferred tax assets are presented below:

	As of December 31,
	2025	2024
Deferred tax asset
Net operating loss carryforwards	$5,306,733	$5,007,686

Lease liability	18,361	-
Deferred tax assets, gross	5,325,094	5,007,686
Deferred tax liability
Operating lease right-of-use assets	(17,577)	-
Deferred tax assets net off against deferred tax liability	5,307,517	5,007,686
Less: Valuation allowance	(5,307,517)	(5,007,686)
Net deferred tax asset	$-	$-

As of December 31, 2025, net operating loss carryforwards of the Company’s subsidiaries in Hong Kong can be carried forward without an expiration date. Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 17 —Lease

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. As of December 31, 2025 and 2024, the weighted-average remaining lease term on these leases is approximately 1.83 and 1.39 years, respectively and the weighted-average discount rate used to measure the lease liabilities was approximately 2.50% and 3.63%, respectively. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants. Cash paid for amounts included in the measurement of operating lease liabilities was approximately $102,000, $548,000 and $599,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, the Group early terminated two real estate leases for corporate offices and recorded impairment of right-of-use assets of $111,477 together with the derecognition of lease liabilities of $104,043. For the year ended December 31, 2025, the Company also entered into a new real estate lease for corporate offices and obtained right-of-use assets of $111,103.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2025	2024
Operating lease right-of-use assets	$106,530	$205,532

Lease liability – current	$60,066	$152,134
Lease liability – noncurrent	51,213	55,582
Lease liability	$111,279	$207,716

For the years ended December 31, 2025, 2024 and 2023, the Group incurred operating lease expense of $106,715, $532,144 and $594,228, respectively.

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2025 to the present value of its operating lease payments:

As of December 31, 2025
For the year ending December 31,
2026	$62,162
2027	51,802
Total undiscounted operating lease payments	113,964
Less: imputed interest	(2,685)
Present value of operating lease liabilities	$111,279

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Segment Reporting

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

	Futures
	and securities			OTC Stock
	brokerage	CFD	TRS	option
	services	trading	trading	trading	Other	Total
Year ended December 31, 2025
Revenues (losses)	$-	$321	$923,482	$8,089,636	$377,212	$9,390,651

Commissions and fees	14	-	-	-	1,924	1,938
Custodian and other fees for digital assets	-	-	-	-	196,211	196,211
Compensation and benefits	209,245	-	-	-	1,450,007	1,659,252
Occupancy	68,181	1,200	1,200	1,200	83,055	154,836
Communication and technology	147,899	65,990	65,990	65,990	1,202,832	1,548,701
General and administrative	67,807	1,976	1,976	1,976	529,481	603,216
Professional fees	32,102	30,108	30,108	30,108	1,671,836	1,794,262
Service fees	-	62,521	73,394	73,394	368,727	578,036
Interest	-	-	1,936	-	2,128,914	2,130,850
Depreciation	504	397,500	397,500	397,500	1,198,200	2,391,204
Marketing	25,630	-	-	-	52,204	77,834
Change in fair value of warrant liabilities	-	-	-	-	(123,188)	(123,188)
Change in fair value of digital assets	-	-	-	-	3,118,099	3,118,099
Investment loss on digital assets	-	-	-	-	312,659	312,659
Other operating (income) expenses	(9,135)	-	-	-	(76,850)	(85,985)
	542,247	559,295	572,104	570,168	12,114,111	14,357,925
Income (loss) from operations	$(542,247)	$(558,974)	$351,378	$7,519,468	$(11,736,899)	$(4,967,274)
Total segment assets	$500,900	$15,880,365	$16,755,929	$-	$21,117,318	$54,254,512

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Segment Reporting (cont.)

	Futures
	and securities			OTC Stock
	brokerage	CFD	TRS	option
	services	trading	trading	trading	Other	Total
Year ended December 31, 2024
Revenues (losses)	653,340	521,860	9,140	(7,978,722)	1,928,301	(4,866,081)

Commissions and fees	436,112	-	88,934	-	430,773	955,819
Compensation and benefits	921,455	-	-	-	2,342,638	3,264,093
Occupancy	75,538	8,702	8,702	8,702	646,106	747,750
Communication and technology	375,377	353,799	366,199	353,799	1,941,343	3,390,517
General and administrative	160,848	20,138	20,138	20,138	657,232	878,494
Professional fees	22,377	106,139	106,139	106,139	4,111,040	4,451,834
Service fees	-	322,684	276,740	276,740	1,012,536	1,888,700
Interest	-	-	208,210	-	613,722	821,932
Depreciation	671	795,000	795,000	795,000	50,041	2,435,712
Marketing	1,405	236,500	236,500	236,500	2,887,944	3,598,849
Change in fair value of warrant liabilities	-	-	-	-	13,501	13,501
Other operating expenses	10,338	-	-	-	230,040	240,378
	2,004,121	1,842,962	2,106,562	1,797,018	14,936,916	22,687,579
Income (loss) from operations	$(1,350,781)	$(1,321,102)	$(2,097,422)	$(9,775,740)	$(13,008,615)	$(27,553,660)
Total segment assets	$1,838,093	$20,235,532	$12,819,851	$-	$1,460,948	$36,354,424

	Futures
	and securities			OTC Stock
	brokerage	CFD	TRS	option
	services	trading	trading	trading	Other	Total
Year ended December 31, 2023
Revenues (losses)	$2,570,495	$19,326,140	$(2,342,395)	$(798,725)	$2,335,729	$21,091,244

Commissions and fees	1,606,210	-	825,503	-	986,685	3,418,398
Compensation and benefits	997,602	-	-	-	3,102,250	4,099,852
Occupancy	-	7,120	7,120	7,120	848,894	870,254
Communication and technology	471,918	225,636	225,636	225,636	1,910,636	3,059,462
General and administrative	226,802	33,492	33,492	33,492	1,104,870	1,432,148
Crypto currencies	-	-	-	-	-	-
Professional fees	24,411	50,432	50,432	50,432	3,231,658	3,407,365
Research and development	-	-	-		7,115	7,115
Service fees	-	433,734	342,367	342,367	1,234,364	2,352,832
Interest	-	-	1,880,282		532,820	2,413,102
Depreciation and amortization	419	576,944	576,944	576,944	63,760	1,795,011
Marketing	1,673	3,909	3,909	3,909	4,183,395	4,196,795
Change in fair value of warrant liabilities	-	-	-	-	(565,313)	(565,313)
Impairment of Property and equipment	-	-	-	-	-	-
Impairment of cryptocurrencies	-	-	-	-	-	-
Other operating expenses	358,074	-	-	-	72,140	430,214
	3,687,109	1,331,267	3,945,685	1,239,900	16,713,274	26,917,235
Income (loss) from operations	$(1,116,614)	$17,994,873	$(6,288,080)	$(2,038,625)	$(14,377,545)	$(5,825,991)
Total segment assets	$4,444,667	$30,862,233	$31,563,234	$1,801,095	$5,873,357	$74,544,586

LION GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the units as part of initial public offering (the “IPO”) on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”). Underwriters Warrants expired in the first half of 2024, and the Public Warrants and Private Warrants expired in June 2025 with none of them exercised.

Note 20 — Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after December 31, 2025, up through April 30, 2026, the date the Company issued the consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

On November 8, 2024, the Company entered into a Share Purchase Agreement (“Purchase Agreement”) with Amazon Capital Holding Limited (the “Purchaser”). Pursuant to the Purchase Agreement, the Purchaser shall purchase from the Company within six months from the date of the Purchase Agreement (the “First Closing”), the Company’s Class A ordinary shares for an aggregate purchase price of US$5,000,000. The per share purchase price shall be equal to 80% of the average market price of the Company’s ordinary shares, calculated by reference to the average closing price of the Company’s American Depositary Shares (“ADSs”) with applicable ADS ratio over the 20 consecutive trading days immediately preceding the Company’s receipt of the aggregate purchase price of US$5,000,000. As of December 31, 2025, the Company has received approximately US$2,650,000 in purchase price from the Purchaser under the Purchase Agreement (“Current Purchase Amount”). On January 15, 2026, the Company entered into a Waiver with the Purchaser to waive the Purchaser’s aggregate purchase price of US$5,000,000 for the First Closing, and instead shall close the First Closing with the Current Purchase Amount at unit purchase price of $0.0000665 per Class A ordinary share or $2.1624 per ADS. As a result, an aggregate of 39,828 million Class A ordinary shares were issued to the Purchaser in April 2026.

Subsequently, an aggregate of approximately 33,036 million Class A ordinary shares were issued resulting from the conversion of the June 2025 Secured Convertible Debenture.

On April 10, 2026, the Company, through Lion Wealth Management Limited, entered into an exclusivity agreement (the “Exclusivity Agreement”) with Skyfame Realty (Holdings) Limited (In Liquidation) (“Skyfame”), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under stock code 00059.HK whose trading has been suspended, and its joint provisional liquidators. Pursuant to the Exclusivity Agreement, Lion Wealth Management Limited has a six-month exclusivity period to facilitate the implementation of a proposed restructuring of Skyfame to enable resumption of trading of Skyfame’s shares on HKEX.

As of the date of this report, the Company held the following digital assets.

Quantity
BTC	88
HYPE	194,727
SOL	11,002
SUI	2,865
BNB	21
USDT	1,035,276